Form 20-F
period 2021-09-30
Gold Royalty Corp.
filed 2021-12-23
CIK 1834026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 001-40099

Gold Royalty Corp.

(Exact name of Registrant as specified in its charter)

Not applicable	Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

(604) 396-3066

(Address of principal executive offices)

Josephine Man, Chief Financial Officer

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

Tel: (604) 396-3066

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	GROY	NYSE American
Warrants to purchase Common Shares	GROY.WS	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On September 30, 2021, the issuer had 72,538,609 common shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

BASIS OF PRESENTATION

Unless otherwise indicated, references in this annual report (this “Annual Report”) to “Gold Royalty”, “GRC”, “the Company”, “we”, “us” and “our” refer to Gold Royalty Corp., a company incorporated under the laws of Canada, together with its subsidiaries unless the context requires otherwise.

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

We have made rounding adjustments to some of the figures included in this Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our financial statements in U.S. dollars.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure herein, including any disclosure incorporated by reference herein, relating to substantially all of the properties underlying Gold Royalty’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Gold Royalty is dependent on the operators of the properties and their qualified persons to provide information to it or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which it holds royalty interests and generally will have limited or no ability to independently verify such information. Although Gold Royalty does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

In addition, numerical information regarding the properties underlying our interests presented herein has been derived from information publicly disclosed by the operators of the projects underlying Gold Royalty’s interests and may have been rounded by Gold Royalty and, therefore, there may be some inconsistencies between the significant digits presented herein and the documents and the information publicly disclosed by the operators of the projects underlying Gold Royalty’s interests.

Gold Royalty currently considers its royalty interests on: (a) portions of the Canadian Malartic Property located in Québec, Canada; (b) the Jerritt Canyon Mine located in Nevada, U.S.A.; and (c) the Fenelon Gold Property, located in Québec, Canada to be its only material properties for the purposes of Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”). Gold Royalty will continue to assess the materiality of its assets, including as new assets are acquired or as existing assets are further explored and developed. Information contained herein with respect to each of such projects has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Accordingly, unless otherwise noted, the disclosure contained herein of a scientific or technical nature for each of such material properties is based upon, in respect of: (i) the Canadian Malartic Property, the technical report titled “NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada” dated March 25, 2021 and with an effective date of December 31, 2020 prepared for Agnico Eagle Mines Ltd. (“Agnico Eagle”), and Yamana Gold Inc. (“Yamana”) and available under their respective profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com (the “Canadian Malartic Technical Report”); (ii) the Jerritt Canyon Mine, the technical report titled “Technical Report on the Jerritt Canyon Gold Mine, Elko County, Nevada, USA” dated April 30, 2021 and with an effective date of December 31, 2020, prepared for First Majestic Silver Corp. (“First Majestic”), and available under its profile on SEDAR (the “Jerritt Canyon Technical Report”); and (iii) the Fenelon Gold Property, the technical report titled “NI 43-101 Technical Report for the Detour-Fenelon Gold Trend Property, Québec, Canada” dated March 18, 2021 and with an effective date of March 18, 2021, prepared for Wallbridge Mining Company Limited (“Wallbridge”), and available under its profile on SEDAR (the “Fenelon Technical Report”).

The scientific and technical information contained herein relating to Gold Royalty’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company and a qualified person as such term is defined under NI 43-101.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. Estimates may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The Mineral Reserve and Mineral Resource information in this Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standards.

These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC under SEC Industry Guide 7. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and any documents incorporated by reference herein containing descriptions of the projects underlying our interests may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC which are codified in Regulation S-K subpart 1300. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules until its Annual Report on Form 20-F for its first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards and therefore once the Company begins reporting under the SEC Modernization Rules there is no assurance that the Mineral Reserve and Mineral Resource estimates for the projects underlying the Company’s interests will be the same as those reported under CIM Definition Standards as contained in this Annual Report on Form 20-F or that the economics for the Company’s projects estimated in technical reports prepared for the operators of the projects underlying the Company’s interests under CIM Definition Standards will be the same as those estimated in any technical report prepared under the SEC Modernization Rules in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe”, “anticipate”, “plan”, “target”, “expect”, “intend”, “estimate”, “project”, “outlook”, “may”, “will”, “should”, “would”, “could”, “can”, the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this Annual Report include, but are not limited to, statements about:

●	the Company’s plans and objectives, including its acquisition and growth strategy;

●	the Company’s future financial and operational performance;

●	royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;

●	expectations regarding the royalty and other interests of the Company;

●	the plans of the operators of properties where the Company owns royalty interests;

●	estimates of Mineral Reserves and Mineral Resources on the projects in which the Company has royalty interests;

●	estimates regarding future revenue, expenses and needs for additional financing;

●	adequacy of capital and financing needs;

●	the Company’s proposed credit facility; and

●	expectations regarding the impacts of COVID-19 on the operators of the properties underlying the Company’s interests.

These forward-looking statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

●	the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate;

●	current gold, base metal and other commodity prices will be sustained, or will improve;

●	the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;

●	the Company and its proposed lender will complete definitive documentation and satisfy conditions to its proposed credit facility;

●	any additional financing required by the Company will be available on reasonable terms; and

●	operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the following risk factors described in greater detail under “Item 3. Key Information – D. Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

●	dependence on third-party operators;

●	a substantial majority of the Company’s current royalty interests are on exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;

●	volatility in gold and other commodity prices;

●	the Company has limited or no access to data or the operations underlying its interests;

●	a significant portion of the Company’s revenues is derived from a small number of operating properties;

●	the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;

●	the Company may enter into acquisitions and other material transactions at any time;

●	the Company’s future growth is to a large extent dependent on its acquisition strategy;

●	as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;

●	certain of the Company’s royalty interests are subject to buy-back or other rights of third-parties;

●	risks related to epidemics, pandemics or other public health crises, including COVID-19, and the potential impact thereof on the Company and the operators of the properties underlying its interests;

●	risks related to Mineral Reserve estimates and Mineral Resource estimates completed by third-party owners and operators on the projects underlying the Company’s interests, including that such estimates may be subject to significant revision;

●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;

●	potential conflicts of interests;

●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;

●	the availability of any necessary financing in the future on acceptable terms or at all;

●	litigation risks;

●	the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and

●	the other factors discussed under “Item 3. Key Information – D. Risk Factors” in this Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this Report. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speaks only as of the date made. The forward-looking statements contained in this Report represents our expectations as of the date of this Annual Report (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

An investment in us is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our royalty projects. Please carefully consider the risk factors set out herein under “Item 3. Key Information – D. Risk Factors”.

All of the forward-looking statements contained in this Annual Report are expressly qualified by the foregoing cautionary statements.

GLOSSARY OF TECHNICAL TERMS

Abbreviations

In this Annual Report, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
“Ag”	silver	“Au”	gold
“Cu”	copper

In this Annual Report, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
“ft”	feet	“g/t”	grams per tonne
“km”	kilometres	“km2”	square kilometres
“kV”	kilovolt	“m”	metres
“Ma”	million years	“Mlbs”	million pounds
“Moz”	million ounces	“Mt”	million tonnes
“Mst”	million short tons	“MWh”	megawatt-hour
“oz”	ounces	“PTR”	per ton or tonne royalty
“st”	short tons	“stpd”	short tons per day
“tpd”	tonnes per day

NI 43-101 Definitions

This Appendix utilizes the following defined terms from NI 43-101, which are adopted from the CIM Definitions Standards:

“CIM Definition Standards” means the definitions contained in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 9, 2014.

“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

“Modifying Factors” mean considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

“Pre-Feasibility Study” or “Preliminary Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” or “Proved Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

“Qualified Person” or “QP” has the meaning ascribed thereto under NI 43-101.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should consider carefully the following risk factors, as well as the other information in this Annual Report, including our financial statements and notes thereto. If any of the following risks were to actually occur, our business, financial conditions, results of operations and prospects could be materially adversely affected and the value of our securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements”.

Risks Relating to our Business

We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are developed or operated in our best interest.

We are generally not directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties, streams and similar interests that are or may be held by us. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from our asset portfolio will be based on any production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property.

The interests of third-party owners and operators and our interests may not always be aligned. As an example, it will usually be in our interest to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by us.

Our inability to control or influence the exploration, development or operations for the properties in which we hold or may hold royalties, streams and similar interests may have a material adverse effect on our business, results of operations and financial condition. In addition, the owners or operators may take action contrary to our policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with us; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with us.

We may not be entitled to any compensation if the properties in which we hold or may hold royalties, streams and similar interests discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which we hold interests may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which we have little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on our business, results of operations and financial condition. The effect of any such transaction on us may be difficult or impossible to predict.

A substantial majority of our royalty and other interests are on non-producing properties and these and any future royalty, streaming or similar interests we acquire, particularly on exploration and development stage properties, are subject to the risk that they may never achieve production.

We own six royalty interests on five properties that are in production, of which three royalties are currently generating revenues to us. A substantial majority of our royalty interests are on non-producing properties, including advanced- and early-exploration stage projects, which do not have established Mineral Reserves. These and any future royalty, streaming or similar interests we acquire may not achieve production or produce any revenues. While the discovery of gold deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by us will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying our current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying our current or future interests will be brought into a state of commercial production.

The failure of any of the properties underlying our non-producing interests to achieve production on schedule or at all would have a material adverse effect on our asset carrying values or the other benefits we expect to realize from our royalties and other interests or the acquisition of royalty interests, and potentially our business, results of operations, cash flows and financial condition.

Our revenue is subject to volatility in metal prices, which could negatively affect our results of operations or cash flow.

Market prices for gold and other metals may fluctuate widely over time and are affected by numerous factors beyond our control. These factors include metal supply and demand, industrial and jewelry fabrication, investment demand, central banking actions, inflation expectations, currency values, interest rates, forward sales by metal producers, and political, trade, economic, or banking conditions.

Our revenue is directly tied to metal prices and is particularly sensitive to changes in the price of gold, as we derive all of our revenue from our existing royalty interests on producing properties. From time to time, we may also have interests where our rate of return varies based upon commodity price thresholds. In addition, some of our royalty agreements are based on the operator’s concentrate sales to smelters and allow for price adjustments between the operator and the smelter based on metals prices on a future date, typically three to five months after shipment of concentrate. These price adjustments can decrease our revenue in future periods if metal prices decline following shipment.

Price declines could cause an operator to reduce, suspend, or terminate exploration, development or production at a project, which would impact our future revenue from, or development timelines for, the project. These decisions could prevent us from recovering our initial investment in the project or result in an impairment to the value of our interest and have a significant impact on our results of operations and financial position.

We have limited or no access to data or the operations underlying our existing or future royalty and other interests.

In most cases, we are not, and will not be, the owner or operator of any of the properties underlying our existing or future royalties, streams and similar interests and generally have no input in the exploration, development or operation of such properties. Consequently, we have limited or no access to related exploration, development or operational data or to the properties themselves. This could affect our ability to assess the value of such interest. This could also result in delays in cash flow from that anticipated by us, based on the stage of development of the properties underlying our existing or future royalties and similar interests. Our entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from our projections and we may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, we may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which we have an interest may restrict our ability to assess value, which may have a material adverse effect on our business, results of operations, financial condition and reporting. We attempt to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

A significant portion of our revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated.

All of our royalty revenues for fiscal year 2021 came from our interests in the Jerritt Canyon, Isabella Pearl and Marigold properties. We expect the Jerritt Canyon and Isabella Pearl properties to continue to represent a significant portion of revenue going forward over the near-term. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operators, at one or more of these properties could have a more significant or longer-term impact on our results of operations than if the sources of our revenue was less concentrated.

We are subject to many of the risks faced by the owners and operators of our existing or future royalty and other interests.

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which we hold or may hold royalties, streams or similar interests, we will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

We may enter into acquisitions or other material transactions at any time.

In the ordinary course of business, we engage in a continual review of opportunities to acquire royalties, streams or similar interests, to establish new royalties, streams or similar interests on operating mines, to create new royalties, streams or similar interests through financing mine development or exploration, or to acquire companies that hold royalty interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial, legal and other confidential information, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes. We may consider obtaining debt commitments for acquisition financing. In the event that we choose to raise debt capital to finance any acquisition, our leverage may be increased. We also could issue common shares to fund acquisitions. Issuances of common shares could dilute existing shareholders and may reduce some or all of our per share financial measures.

Any such acquisition could be material to us. All transactions include risks associated with our ability to negotiate acceptable terms with counterparties. In addition, any such acquisition or other transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project, its operators, or the jurisdictions in which the project is located, and other risks discussed in this Annual Report. There can be no assurance that any acquisitions completed will ultimately benefit us.

The volatility in gold and other commodity prices may have an adverse impact on the value of our royalty interests and/or the payments we receive thereunder in the future.

The value of our royalty interests, including the amount of payment thereunder, and the potential future development of the projects underlying our interests are directly related to the market price of gold and other commodity prices. Market prices may fluctuate widely and are affected by numerous factors beyond our control or that of any mining company, including metal supply, industrial and jewelry fabrication, investment demand, central banking economic policy, expectations with respect to the rate of inflation, the relative strength of the dollar and other currencies, interest rates, gold purchases, sales and loans by central banks, forward sales by metal producers, global or regional political, trade, economic or banking conditions, and a number of other factors.

Volatility in gold prices is demonstrated by its annual high and low prices over the past decade as reported by the London Bullion Market Association:

	Gold
	($/ounce)
Calendar Year	High	Low
2017	$1346.250	$1151.000
2018	$1354.950	$1178.400
2019	$1546.100	$1269.500
2020	$2067.150	$1474.250
2021(1)	$1943.200	$1683.950

Note:

(1)	Includes prices through December 22, 2021.

Declines in market prices could cause an operator to cease or slowdown exploration and development activities, reduce, suspend or terminate production from an operating project or construction work at a development project which would negatively impact our ability to obtain revenues from our interests in the future. A price decline may result in a material and adverse effect on our business, results of operations and financial condition.

Our future growth is to a large extent dependent on our acquisition strategy.

As part of our business strategy, we will seek to purchase or otherwise acquire gold and other precious metal royalties, streams or similar interests from third-party natural resource companies and others. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. There can be no assurance that we will be able to identify and complete any acquisition, transaction or business arrangement that we pursue on favorable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit us.

Problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interests could adversely affect our business and revenues, and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators.

Defects in or disputes relating to the royalty interests we hold or acquire may prevent us from realizing the anticipated benefits from these interests and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Material changes could also occur that may adversely affect management’s estimate of the carrying value of our royalty interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests we acquire, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the agreement reflecting the royalty interest. Similarly, in many jurisdictions, royalty interests are contractual in nature, rather than interests in land, and therefore may be subject to risks resulting from change of control, bankruptcy or insolvency of operators, and our royalty interests could be materially restricted or set aside through judicial or administrative proceedings. We often do not have the protection of security interests that could help us recover all or part of our investment in a royalty interest in the event of an operator’s bankruptcy or insolvency.

Operators may interpret our existing or future royalty or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.

Royalty interests are generally subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our existing or future royalty or other interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things, methods for calculating the royalty interest, various rights of the operator or third-parties in or to the royalty interest or the underlying property, the obligations of a current or former operator to make payments on royalty interests, and various defects or ambiguities in the agreement governing a royalty interest.

Certain of our royalty interests are subject to buy-back and other rights of third-parties.

Certain of our existing royalty interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy back a portion of the royalty, and (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty interest by us. Holders may exercise these rights such that certain of our existing royalty interests would no longer be held by us or would become difficult for us to acquire. Any compensation received as a result may be significantly less than what we had budgeted receiving for the applicable interest and may have a material adverse effect on our results of operations, financial position and business.

The current COVID-19 pandemic has adversely affected, and may continue to adversely affect, operations at some properties in which we have royalty interests, which could have a material adverse effect on our results of operations and financial condition.

The world is currently experiencing a deadly outbreak of the coronavirus disease 2019, or COVID-19. Public health and government authorities have recommended and mandated precautions to mitigate the spread of COVID-19, including in some cases quarantines, shelter-in-place orders, and restrictions on mining-related activities. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration, development and production programs at such mineral properties and, ultimately, on our financial condition and results of operations.

The current COVID-19 pandemic has significantly impacted the global economy and markets over the past two years and may continue to do so, which could adversely affect our business or the trading price of our securities.

The global economy, metal prices, and financial markets have experienced significant volatility and uncertainty due to COVID-19. This price volatility could cause operators or developers to defer or forgo projects, which could adversely impact our financial condition or our ability to generate future revenue. Moreover, in the ordinary course of business, we review opportunities to acquire new royalty interests and currently have acquisition opportunities at various stages of review. Reduced economic and travel activities or illness among our management team as a result of COVID-19 could limit or delay acquisition opportunities or other business activities. In addition, economic volatility, disruptions in the financial markets, or severe price declines for gold or other metals could adversely affect our ability to obtain future debt or equity financing for acquisitions on acceptable terms. Government efforts to counter the economic effects of COVID-19 through liquidity and stimulus programs may be insufficient or ineffective in preventing or reducing the effects of a recession. It is difficult to determine the extent of the economic and market impacts from COVID-19 and the many ways in which they may negatively affect our business and the trading price of our securities.

Development and operation of mines is very capital intensive and any inability of the operators of properties underlying our existing or future royalty or other interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of and revenue from such interests.

If operators of properties where we hold interests do not have the financial strength or sufficient credit or other financing capability to cover the costs of developing or operating a mine, they may curtail, delay or cease development or operations at a mine site, or enter into bankruptcy proceedings. An operator’s ability to raise and service sufficient capital may be affected by, among other things, macroeconomic conditions, future commodity prices of metals to be mined, or further economic volatility in the United States, Canada and global financial markets. If certain of the operators of the properties on which we have royalty interests suffer these material adverse effects, then our existing or future royalty or other interests, including the value of and revenue from them, and the ability of operators to obtain debt or equity financing for the exploration, development and operation of their properties may be materially adversely affected.

In addition, our ability to generate future cash flows and our financial condition will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by us. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of Mineral Reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. Our rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that we could readily liquidate. This inhibits our ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, in many instances, we will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Estimates of Mineral Resources and Mineral Reserves on the projects in which we have royalty interests are subject to significant revision.

There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including many factors beyond our control and the control of the operators of properties in which we have royalty and other interests. Such interests are prepared by the operator of the underlying property. We do not participate in the preparation or verification of such reports and have not independently assessed or verified the accuracy of such information.

In addition, the Mineral Resources and Mineral Reserves referred to in this Annual Report have been determined by the project operator based on assumed future prices, cut-off grades, operating costs and other key assumptions. However, until mineral deposits are actually mined and processed, any Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported Mineral Resources is uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Any material change in the quantity of mineralization, grade or mill feed to waste ratio or extended declines in market prices for the underlying metals may render some or all of our mineralization uneconomic and result in reduced reported Mineral Resources or Mineral Reserves. Any material reductions in estimates of Mineral Resources or Mineral Reserves reported by the operators of our interests, or of their potential ability to extract such Mineral Resources or Mineral Reserves in the future, could have a material adverse effect on our results of options and financial condition.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable Mineral Reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand Mineral Reserves depleted by a mine’s production to maintain production levels over a long term. It is possible to replace depleted Mineral Reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of Mineral Reserves by mining companies that we have contracted with will not be replenished by discoveries or acquisitions which could reduce the income we would have expected to receive from a particular royalty or similar interest.

If title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third-parties, our existing royalty interests could be found to be invalid.

Our business is subject to the risk that operators of mining projects and holders of exploration or mining claims, tenements, concessions, licenses or other interests in land and minerals may lose their exploration or mining rights, allow them to expire, or have their rights to explore and mine properties contested by private parties or the government. Internationally, exploration and mining tenures are subject to loss for many reasons, including expiration, failure of the holder to meet specific legal qualifications, failure to establish a deposit capable of economic extraction, failure to pay maintenance fees or meet expenditure or work requirements, reduction in geographic extent upon passage of time or upon conversion from an exploration tenure to a mining tenure, failure of title, expropriation and similar risks. If title to exploration or mining tenures subject to our royalty interests has not been properly established or is not properly maintained, or is successfully contested, our royalty interests could be adversely affected.

Operations in foreign countries or other sovereign jurisdictions are subject to many risks, which could decrease our revenues.

Our royalty and other interests on properties outside of the United States are located in Canada, Colombia, Brazil, Turkey and Peru. In addition, future acquisitions may expose us to new jurisdictions. Our activities and those of the operators of properties on which we hold royalty interests are subject to the risks normally associated with conducting business in foreign countries or within the jurisdiction of Indigenous peoples that may be recognized as sovereign entities in the United States and elsewhere. These risks may impact the operators of our interests, depending on the jurisdiction, and include such things as:

●	expropriation or nationalization of mining property;
●	seizure of mineral production;
●	exchange and currency controls and fluctuations;
●	limitations on foreign exchange and repatriation of earnings;
●	restrictions on mineral production and price controls;
●	import and export regulations, including trade sanctions and restrictions on the export of gold;
●	changes in legislation and government policies, including changes related to taxation, government royalties, tariffs, imports, exports, duties, currency, foreign ownership, foreign trade, foreign investment and other forms of government take;
●	challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, Indigenous populations, non-governmental organizations or other third-parties;
●	changes in economic, trade, diplomatic and other relationships between countries, and the effect on global and economic conditions, the stability of global financial markets, and the ability of key market participants to operate in certain financial markets;
●	high rates of inflation;
●	labor practices and disputes;
●	enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;
●	renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;
●	war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environments;
●	corruption;
●	exposure to liabilities under anti-corruption and anti-money laundering laws, including the United States Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions to which we, but not necessarily our competitors, may be subject;
●	suspension of the enforcement of creditors’ rights and shareholders’ rights; and
●	loss of access to government-controlled infrastructure, such as roads, bridges, rails, ports, power sources and water supply.

These risks may limit or disrupt the exploration and development of mines or projects on which we hold royalty and other interests, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We entered into the Royalty Purchase Agreement with our former parent company and we may in the future enter into additional transactions with related parties and such transactions present possible conflicts of interest.

On November 27, 2020 we entered into a royalty purchase agreement (the “Royalty Purchase Agreement”) with GoldMining Inc. (“GoldMining”) our former parent company with which we currently have two common directors and certain common management members, pursuant to which GoldMining caused its applicable subsidiaries to create and issue to us royalty interests and transfer to us certain buyback rights held by its subsidiaries in consideration for our common shares. See “Item 5. Operating and Financial Review and Prospects-Transactions with Related Parties”. Transactions entered into with any entity in which a related party has an interest may not align with the interests of our security holders. There can be no assurance that we may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.

We may in the future enter into additional transactions with entities in which our board of directors and other related parties hold ownership interests. We expect that material transactions with related parties, if any, will be reviewed and approved by our nominating and corporate governance committee or our audit committee, each of which will be comprised solely of independent directors. Nevertheless, there can be no assurance that any such transactions will result in terms that are more favorable to us than if such transactions are not entered into with related parties. Furthermore, we may achieve more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.

Opposition from Indigenous people may delay or suspend development or operations at the properties where we hold royalty interests, which could decrease our revenues.

Various international and national, state and provincial laws, rules, regulations and other practices relate to the rights of Indigenous peoples. Some of the properties where we hold royalty and other interests are located in areas presently or previously inhabited or used by Indigenous peoples. Many of these laws impose obligations on governments to respect the rights of Indigenous people. Some mandate that governments consult with Indigenous people regarding government actions which may affect them, including actions to approve or grant mining rights or permits. One or more groups of Indigenous people may oppose continued operation, further development, or new development of the properties where we hold royalty interests. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression, and claims and protests of Indigenous peoples may disrupt or delay activities of the operators of the properties.

In addition, the Supreme Court of Canada in Tsilhqot’in Nation v. British Columbia held that Aboriginal title is a beneficial interest in the land, the underlying control of which is retained by the Crown. The rights conferred by the Aboriginal title include the right to determine how the land will be used, to enjoy, occupy and possess and to proactively use and manage the land including the natural resources. The Tsilhqot’in Nation case sets out criteria by which the Crown can override the Aboriginal title in the public interest which includes consultations and accommodation, substantive and compelling objectives and respecting the fiduciary obligations to the Aboriginal body in question. Our royalty interests in Canada and other jurisdictions may now or in the future be the subject of Indigenous land claims. The legal nature of such claims is a matter of considerable complexity. The impact of any such claim on our royalty interests cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of Indigenous rights by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the activities of the operator of underlying projects or other existing or future interests.

The mining industry is subject to environmental risks in the jurisdictions where projects underlying our interests are located, including risk associated with climate change.

Exploration, development and mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. Concerns regarding climate change have resulted in international, national and local treaties, legislation and initiatives that affect mineral exploration and production, including those intended to reduce industrial emissions and increase energy efficiency. Compliance with all such laws and regulations, treaties and initiatives (the “Laws”) could increase permitting requirements, result in stricter standards and enforcement, and require significant increases in capital expenditures and operating costs by operators of properties subject to our interests. Further, breach of a Law may result in the imposition of fines and penalties or other adverse impacts on operators and their properties, which may be material. If an operator is forced to incur significant costs to comply with Laws or becomes subject to related restrictions that limit its ability to develop our projects, or expand operations, or if an operator were to lose its right to use or access power, water or other raw materials necessary to operate a mine, or if the costs to comply with Laws materially increased the capital or operating costs on the properties where we hold royalties, our revenues could be reduced, delayed or eliminated.

We depend on the services of our Chief Executive Officer, management and other key employees.

We believe that our success depends on the continued service of our key executive management personnel. The loss of services of key members of management or other key employees could disrupt the conduct of our business and jeopardize our ability to maintain our competitive position in the industry. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalty interests is limited and there is competition for such persons. Recruiting and retaining qualified executive management and other key employees is critical to our success and there can be no assurance of such success. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest.

Certain of our directors and officers also serve as directors and officers of, or have significant shareholdings in, other companies involved in natural resources investment, exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which we participate, or in transactions or ventures in which we may seek to participate, they may have a conflict of interest in negotiating and concluding terms with respect to such participation. In cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of royalties, streams or similar interests. Such potential conflicts of interests of our directors and officers may have a material adverse effect on our business, results of operations and financial condition.

We hold investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value.

Our assets include investments in a concentrated number of publicly listed companies. We may also from time to time make strategic investments in other mining companies or acquire securities of public companies in connection with royalty or similar transactions. A significant decline in the fair values of our larger investments in equity securities may have a material adverse impact on our financial position.

Potential litigation affecting the properties that we have royalty interests in could have a material adverse effect on us.

Potential litigation may arise between the operators of properties on which we have royalty interests or on which we acquire royalties, streams or similar interests in the future and third-parties. As a holder of such interests, we generally do not have any influence on litigation such as this and generally will not have access to non-public information concerning such litigation. Any such litigation that results in the reduction, suspension or termination of a project or production from a property, whether temporary or permanent, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may use certain financial instruments that subject us to a number of inherent risks.

We are exposed to fluctuations in the market prices of our investments in publicly traded companies and are party to derivative financial instruments related to put and covered call option contracts on certain of our investments. The call option contacts are covered by the underlying shares owned by us and in the event that we are being called to deliver the underlying shares, proceeds to be received from the sale of the underlying shares are limited to the strike price as set out in the call option contracts. We also hold put option contracts and in the event that we are being called to purchase the underlying shares, we are required to purchase the underlying shares at the strike price as set out in the put option contracts. A significant change in the price of the underlying investments may result in us recognizing a loss in connection with such contracts.

Additionally, from time to time, we may use certain financial instruments to manage the risks associated with changes in gold and other commodity prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to us by the counterparties with whom we entered into such transaction; (ii) market liquidity risk, the risk that any such position cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in us incurring an unrealized mark-to-market loss in respect of such derivative products.

Risks Related to Our Securities

We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission, or SEC. We may in the future lose foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a “foreign private issuer”, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We may not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices rather than those of the United States, except to the extent that such laws would be contrary to U.S. securities laws, provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead see “Item 16G. Corporate Governance”. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

We are an “emerging growth company”, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act. For as long as we continue to be an “emerging growth company”, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years following the completion of our initial public offering. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceed $1.07 billion, or the market value of our common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors could find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common shares and our share price may be more volatile.

The market price of our securities may be volatile, which could result in substantial losses.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our securities to wide price fluctuations regardless of our operating performance. Some of the factors that may cause the market price of our securities to fluctuate include:

●	price and volume fluctuations in the global stock markets from time to time;
●	changes in operating performance and stock market valuations of other companies in our industry;
●	sales of our common shares by us or any significant shareholder;
●	failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow us, or our failure to meet these estimates or the expectations of investors;
●	the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;
●	rumors and market speculation involving us or other companies in our industry;
●	actual or anticipated changes in our results of operations or fluctuations in our results of operations;
●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
●	announced or completed acquisitions of businesses or technologies by us or our competitors;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in our management team;
●	general economic conditions and slow or negative growth of our markets; and
●	other risk factors described in this section of this Annual Report.

In addition, stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our securities. Hence, the market price of our securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our securities regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

The NYSE American may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

While our common shares and certain of our warrants are listed for trading on the NYSE American under the trading symbols “GROY” and “GROY WS”, respectively, we cannot assure you that our securities will continue to be listed on the NYSE American. If the NYSE American delists our common shares and listed warrants from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	a determination that our common shares are a “penny stock” which will require brokers trading in our common shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common shares;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

We are governed by the Canada Business Corporations Act (“CBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our Articles of Incorporation (the “Articles”)) the CBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the Articles, as applicable, whereas DGCL generally only requires a majority vote; and (ii) under the CBCA a holder of 5% or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. We cannot predict whether investors will find our Company and our securities less attractive because we are governed by foreign laws. If some investors find our securities less attractive as a result of us being governed by the CBCA, there may be a less active trading market for our securities and the price of our securities may be more volatile.

In addition, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian Business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Finally, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). The Competition Act (Canada) establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner. However, the Competition Act (Canada) permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us, whether or not it is subject to mandatory notification. Otherwise, there are no limitations either under the laws of Canada, or in our Articles or amended and restated bylaws (“bylaws”) on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our Company and our common shares less attractive because we are governed by foreign laws.

U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are governed by the CBCA and our principal place of business is in Canada. Many of our directors and officers, as well as certain experts named herein, reside outside of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us and such directors, officers and experts or to enforce judgments obtained against us or such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States. Additionally, rights predicated solely upon civil liability provisions of U.S. federal securities laws or any other laws of the United States may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts, brought in Canadian courts.

Our bylaws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with us.

We have included a forum selection provision in our bylaws that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia and appellate courts therefrom (or, failing such Court, any other “court” as defined in the CBCA, having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our Articles or bylaws; or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection provision also provides that our shareholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of our provision. Therefore, it may not be possible for shareholders to litigate any action relating to the foregoing matters outside of the Province of British Columbia. To the fullest extent permitted by law, our forum selection provision will also apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Our forum selection provision seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and bylaws/articles are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, a recent decision of the Supreme Court of Canada has cast some uncertainty as to whether forum selection clauses would be upheld in Canada. Accordingly, it is possible that the validity of our forum selection provision could be challenged and that a court could rule that such provision is inapplicable or unenforceable. If a court were to find our forum selection provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our common shares, our share and warrant price would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

U.S. holders of our common shares or warrants may suffer adverse tax consequences as a result of our passive foreign investment company status.

We expect to be classified as a passive foreign investment company, or PFIC for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations”) holds the common shares or warrants, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations for United States Holders” for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common shares or warrants, which could depress the market price of our common shares.

Our board of directors have the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares could be issued with liquidation, dividend and other rights superior to the rights of our common shares. The potential issuance of preferred shares may delay or prevent a change in control of us, discourage bids for our common shares at a premium over the market price and adversely affect the market price and other rights of the holders of our common shares and warrants.

The common shares may not be listed on a “designated stock exchange” for purposes of the Canadian Tax Act and the common shares and warrants may be subject to Canadian taxation on disposition.

In July 2017, NYSE MKT, which was listed by the Department of Finance (Canada) as a “designated stock exchange”, was rebranded as NYSE American. The Department of Finance (Canada) has not yet confirmed that NYSE American is a “designated stock exchange” for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”). As a result, it is not clear whether the common shares will be considered as being listed on a “designated stock exchange” for purposes of the Canadian Tax Act. In these circumstances, the common shares and the warrants will be “taxable Canadian property” for purposes of the Canadian Tax Act if, at any particular time during the last 60-months, more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Unit holders are encouraged to consult a tax advisor as to the Canadian tax consequences of disposing of common shares and warrants (as well as any shares received on exercise of warrants).

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a corporation organized under the laws of Canada. We were incorporated under the name Gold Royalty Corp. on June 23, 2020 under the CBCA. Our head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3 and our telephone number is +1 (604) 396-3066. Our registered office is 1000-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2. Our website address is www.goldroyalty.com. Information on the Company’s website is not incorporated herein by reference.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. The information contained on, or that can be accessed through, our website is not a part of this Annual Report.

Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Ave, Suite 204, Newark, DE 19711.

See – “Item 5. Operating and Financial Review and Prospects” for further information regarding recent developments regarding our business.

B. Business Overview

Gold Royalty is a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. The Company’s diversified portfolio includes 191 royalties across producing, developing, advanced-exploration and early-exploration projects.

The Company’s common share and its common share purchase warrant are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

Our Strategy

Our mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors. We do not generally conduct exploration, development or mining operations on the properties in which we hold interests and we are not required to contribute capital costs for these properties.

Our strategy is to build a diversified asset base, with a focus on gold and other precious metals, by being a preferred partner to operating companies in the global mining industry. In doing so, our goal is to grow our net asset value per share and to generate value for all of our stakeholders over time.

We plan to focus on acquiring royalties, streams and similar interests on mines and projects at varying stages of the mine life cycle to build a balanced portfolio offering near, medium, and longer-term growth in underlying net asset value per share. We intend to diversify our existing portfolio by adding additional assets across a range of precious metals mines and projects in the Americas and other jurisdictions around the world as opportunities arise.

Such potential additional assets may include, among other things:

●	royalties on gold and other precious metals projects, pursuant to which we would receive payments from the operators of the underlying mines based on production and/or sales of mineral products; and

●	gold and other precious metals streams, pursuant to which we would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future production.

Such interests may be acquired by us directly from the owner or operator of a project or indirectly from third-party holders. In addition, from time to time, we may seek to make direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of gold and other precious metals. We may also seek to acquire direct joint venture or other interests in existing projects, where such interests would provide us with exposure to a project as a non-operator or where we believe there is potential to convert such interests into royalties, streams or similar interests.

Our management team, board of directors and advisory board have in excess of 400 years of combined mining sector experience, including exploration, development, operating and capital markets experience. We intend to capitalize on our significant collective knowledge, experience, and contacts to add value to the owners and operators of existing and prospective mines we partner with.

We believe our core team has the experience and capability to provide creative solutions to our prospective partners thereby enhancing our ability to acquire attractive growth assets, whether in competitive auction processes or as a result of bilateral discussions.

As part of our strategy, we expect to utilize a cost-efficient business model by operating with a small, but highly experienced team and calling upon third-party resources to supplement our skill set as opportunities may arise. This strategy should enable us to maintain a high degree of flexibility in our cost structure. We believe it will also help to ensure that our business model is scalable and should allow us to seek new growth opportunities in a cost effective and value enhancing manner.

As a result of our acquisition of Ely Gold Royalties Inc. (“Ely”), Golden Valley Mines and Royalties Ltd. (“Golden Valley”), and Abitibi Royalties Inc. (“Abitibi”) and the addition of certain of their personnel to our team, the Company also implemented a “royalty generator model” to complement its overall royalty business. As part of this model, these acquired subsidiaries hold, and may, from time to time, acquire through prospecting and staking or otherwise additional mineral properties, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest. Currently, the Company indirectly holds approximately 45 exploration properties as part of this royalty generator model. The Company believes the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

See “Item 5. Operating and Financial Review and Prospects” for information regarding significant developments in our business since the beginning of the year ended September 31, 2021.

Royalties and Streams Generally

A royalty is a payment to a royalty holder that is typically based on a percentage of the minerals produced or the revenues or profits generated from the underlying project. With a stream, the holder makes an upfront payment or deposit to purchase a pre-agreed percentage of a mine’s production at a defined or pre-determined price. Royalties and streams are typically for the life of a mine, but streams can also be structured over a specified period or production interval. Royalties and streams are non-operating interests in the underlying project and therefore, the holder is generally not responsible for contributing additional funds for any purpose, including capital and operating costs.

Royalties and streams limit the holder’s exposure, in most instances, to exploration, development, operating, sustaining or reclamation expenditures typically associated with an operating interest in a mine. While they have limited operating exposure, royalty and stream holders do however benefit from any resource expansion or upside generated by exploration success, mine life extensions and operational expansions within the areas covered by the interest. A royalty and streaming business model provides greater diversification than typical mining companies. Royalty and streaming companies typically hold a portfolio of diversified assets, whereas mining companies generally depend on one or several key mines. Royalty and streaming companies therefore generally offer a relatively lower risk investment when compared to operating companies, while still offering potential upside to resource expansion and underlying commodity prices. We do not currently hold any stream interests, but may acquire them in the future.

Our Business Model

Our business model is focused on managing and growing our portfolio of precious metals interests through the acquisition of additional royalties, streams and similar interests. We generally do not operate mines, develop projects or conduct exploration. We believe that the advantages of this business model include the following:

●	Lower volatility through diversification. By investing in precious metals interests across a spectrum of geographies, we reduce our dependency on any one asset, project, location or operator.

●	Exploration and development upside with less risk. We have limited direct financial exposure to exploration, development, operating and sustaining capital expenditures typically associated with mining projects, while generally maintaining exposure to potential upside attributable to mine life extensions, operational expansions and exploration success associated with the assets underlying our interests. As our interests are non-operational, we are not required to satisfy cash calls to maintain our interests in such projects.

●	Focus and scalability. As our management team and directors are not encumbered with making and implementing operational decisions and tasks associated with mining projects, they are free to focus on executing our growth strategy. This allows us to leverage our business model by establishing a larger and more diversified portfolio of precious metals interests than would be typical in an operating company.

The table below provides a comparison of royalty companies, mining companies, exchange traded funds and funds that hold physical commodities:

	Royalty Companies	Operating Companies	Precious Metals ETFs	Physical Funds
Exposure to Commodity Prices
Fixed Operating Costs
No Development or Sustaining Capital Costs
Exploration and Expansion Upside Without the Associated Costs
Diversified Asset Portfolio
Ability to Grow Without Increased Management

Competitive Strengths

We believe that our competitive strengths include, among other things:

●	Significant and Diversified Royalty Portfolio. We currently hold 191 royalties of which 6 are on producing projects, 21 are on developing projects, 30 are on advanced-exploration projects and 134 are on early-exploration projects. These interests are located in six countries primarily across the Americas, with specific concentration in the mining-friendly jurisdictions of Nevada and Québec. Additionally, the properties underlying such royalties are operated by over 75 different operators / owners. This provides us a relatively geopolitically stable and diversified portfolio base with significant future upside potential through our earlier stage royalty interests.

●	Experienced Team with a Proven Track Record in Mining. Led by our Chairman and Chief Executive Officer, David Garofalo, our management team, board of directors and advisory board have over 400 years of combined experience in the mining sector, including key expertise in exploration, development and operational areas, along with important capital markets acumen and extensive networks. We believe this enhances our ability to execute on opportunities and makes us an attractive partner to potential royalty and stream counterparties where our collective knowledge and experience could add value to their business. In addition, we believe our team’s collective experience and network provide us with many of the capabilities of much larger companies, while allowing us to maintain a lean cost structure and a strong entrepreneurial culture.

●	Lean but Scalable Operating Structure. Our lean operating profile allows us to operate with a low-cost structure, while maintaining the flexibility to rapidly assess and respond to new investment opportunities. We intend to leverage external expertise when appropriate, which should give us the ability to expand our technical and geographic footprint well outside of our internal resources and maintain a high level of confidence that a comprehensive range of opportunities are evaluated to meet our objectives and long-term strategy.

●	Positioned to Execute on our Growth-Oriented Strategy. Since our initial public offering, we have aggressively executed our growth strategy. Our demonstrated transaction record in calendar year 2021 included the completed acquisitions of Ely, Golden Valley and Abitibi. Furthermore, we expect that our experienced management team and extensive relationships coupled with our strong technical skills and execution capabilities, will position us to source and pursue new growth opportunities across the asset spectrum.

●	Potential for Additional Royalties through our Royalty Generator Model. As a result of our acquisitions of Ely, Golden Valley and Abitibi, including their portfolios of mining properties and the addition of certain of their personnel to our team, we plan to complement our acquisition strategy by continuing to implement the “Royalty Generator Model” that was successfully executed by these subsidiaries historically. This involves acquiring property interests and generating new royalties by optioning, leasing or otherwise contracting with third-party operators on a basis that allows us to retain a royalty or similar interest. We believe this model is a relatively low cost method of adding potential future upside to our portfolio by adding interests on exploration-stage projects.

Generating and Evaluating Acquisition Opportunities

In addition to the acquisitions we completed thus far in 2021, we plan to aggressively pursue additional accretive royalty and stream transactions, targeting near-term production and complementary development and exploration projects worldwide. We believe we offer potential counterparties added value, by virtue of, among other things, our:

●	ability to provide non-dilutive project development financing;

●	capital markets presence, which provides counterparties with expanded visibility;

●	ability to leverage the experience of our team to offer market and development insights to the management and boards of counterparties; and

●	due diligence and selection process, which provides a potential third-party endorsement to the projects underlying our precious metals interests.

In evaluating potential transactions, we intend to utilize a disciplined approach to manage our fiscal profile. We expect to maintain low overhead costs by operating with a small but highly experienced team and calling upon third-party resources to supplement our skill set if required, thereby maintaining a high degree of flexibility in our cost structure. We believe this strategy will help to ensure that our business model is scalable and should allow us to seek new growth opportunities in a cost effective and value enhancing manner.

We believe our core team has the experience and capability to provide creative solutions to our prospective partners thereby enhancing our ability to acquire attractive growth assets, whether in a competitive auction process or as a result of bilateral discussions.

We believe that the extensive contacts within the mining industry of our collective management team, advisory board and board of directors give us enhanced access to a meaningful number of potential investment opportunities. These opportunities include identifying and acquiring existing royalties or streams from operating companies who deem these assets to be non-core to their operating philosophy or where there is potential for the operating company to highlight value for hidden assets. Furthermore, we engage with operating companies that are seeking to raise capital by selling a royalty or stream on one or more underlying asset.

Our focus is on seeking accretive precious metals assets that we believe will enhance our overall portfolio and increase our net asset value per share. Once a potential opportunity is identified, we seek to employ a disciplined approach to evaluating it and assessing whether such opportunity aligns with our strategic growth plans. As part of our evaluation process, we have, and intend to continue to, prioritize ensuring that appropriate due diligence is completed. We also rely on our own internal data and the extensive knowledge base and experience of our management team, advisory board and board of directors. Where we believe it is appropriate, we may engage the services of third-party experts to assist in our due diligence and evaluations process.

Acquisition opportunities are initially screened through a process involving an assessment of the technical merits and risks of the underlying asset, and a financial analysis that includes potential acquisition terms. If the initial screening indicates that further evaluation is warranted, then a more fulsome due diligence review is conducted. Such process may include, among other things, site visits and legal and technical due diligence. If a decision is made by management to proceed with a proposed acquisition, the transaction is then presented to our board of directors for final review and approval. Certain of the factors that our board of directors and management may evaluate in assessing proposed opportunities include, but are not limited to, the following:

●	project resources and/or reserves;

●	estimated life of mine including the potential for mine expansions and/or mine life extensions;

●	exploration potential and resource expansion;

●	identification and evaluation of relevant operational and technical risks;

●	historical and forecasted operational data;

●	project location, including jurisdiction-specific considerations such as mining regulations, history of mining related activities and permitting requirements;

●	project capital requirements;

●	project stage and development timeline;

●	transaction structure considerations;

●	operational and financial track records of potential counterparties and their ability to develop and operate underlying precious metals projects;

●	tax planning and transaction tax considerations; and

●	ability to generate value enhancing returns.

Competition

The mining industry in general, and the royalty and streaming segments in particular, are extremely competitive. We compete with other royalty and streaming companies, mine operators, and financial buyers in efforts to acquire royalty, streaming and similar interests. We also compete with the lenders, investors, and other royalty and streaming companies providing financing to operators of mineral properties in our efforts to create new interests.

Our competitors may be larger than we are and may have greater resources and access to capital than we have. Key competitive factors in the royalty and stream acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structure and consideration, and access to capital.

Regulation

Operators of the mines that are subject to our interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Brazil, Canada, Colombia, Turkey and Peru where we hold interests. Although we, as a royalty owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

C. Organizational Structure

The following chart sets forth our current corporate organization as of the date hereof.

D. Property, Plants and Equipment

Gold Royalty, incorporated on June 23, 2020 under the CBCA, is a precious metals focused royalty company. Our diversified portfolio currently consists of 191 royalties, consisting of 6 royalties on producing projects, 21 royalties on developing projects, 30 royalties on advanced-exploration projects and 134 early-exploration projects.

For the purposes of NI 43-101, as of the date hereof, we consider our royalty interests on: (a) portions of the Canadian Malartic Property located in Québec, Canada; (b) the Jerritt Canyon Mine located in Nevada, U.S.A.; and (c) the Fenelon Gold Property, located in Québec, Canada, to be our material properties. The following tables set forth these and our other key royalty interests:

Asset	Operator	Interest	Metals	Jurisdiction
Producing
Canadian Malartic Property (open pit)(1)	Agnico Eagle Yamana	3.0% NSR	Au, Ag	Québec, Canada
Jerritt Canyon Mine	First Majestic Silver Corp.	0.5% NSR PTR (sliding scale)	Au, Ag	Nevada, USA
Marigold Mine(2)	SSR Mining Inc.	0.75% NSR	Au	Nevada, USA
Rawhide Mine	Rawhide Mining LLC	15% NPI	Au	Nevada, USA
Isabella Pearl Mine	Fortitude Gold Corporation	0.375% GRR	Au, Ag	Nevada, USA
Key Developing
Railroad-Pinion Project(2)	Gold Standard Ventures Corp.	0.44% NSR	Au, Ag	Nevada, USA
Beaufor Project	Monarch Mining Corporation (“Monarch”)	1.0% NSR PTR (C$2.50)	Au	Québec, Canada
Lincoln Hill Project	Coeur Mining, Inc.	2.0% NSR	Au, Ag	Nevada, USA
Rodeo Creek	Nevada Gold Mines	2.0% NSR	Au	Nevada, USA
REN Project	Nevada Gold Mines (Barrick Gold Corporation / Newmont Corporation)	1.5% NSR 3.5% NPI	Au	Nevada, USA
Gold Rock Project	Fiore Exploration Ltd.	0.5% NSR	Au	Nevada, USA
Odyssey Project(3) (underground)	Agnico Eagle and Yamana	3.0% NSR	Au, Ag	Québec, Canada
São Jorge Project	GoldMining	1.0% NSR	Au	Brazil
La Mina Project	GoldMining	2.0% NSR	Au, Ag, Cu	Colombia
Fenelon Gold Property	Wallbridge	2.0% NSR	Au	Québec, Canada
Hog Ranch Project(4)	REX Minerals Ltd	2.25% NSR	Au	Nevada, USA
Cheechoo Project	Sirios Resources Inc.	2.5% to 4.0% NSR	Au	Québec, Canada
Key Advanced-Exploration
Croinor Gold Project(5)	Monarch	2.5% NSR	Au	Québec, Canada
McKenzie Break(5)	Monarch	2.5% NSR	Au	Québec, Canada
Swanson(5)	Monarch	2.5% NSR	Au	Québec, Canada
Tonopah West	Blackrock Gold Corporation	3.0% NSR	Ag	Nevada, USA
Whistler Project	GoldMining	1.0% NSR	Au, Ag, Cu	Alaska, USA

Notes:

(1)	Applies to a portion of the Barnat Extension of the Canadian Malartic Mine (open pit) on the Canadian Malartic Property. Refer to “ – Material Properties – Canadian Malartic Mine” for further information.
(2)	Royalty applies to only a portion of the property.
(3)	The royalty applies to a portion of the underground Odyssey Project located east of the current Canadian Malartic Mine (open pit) and is comprised of three deposits: Odyssey (which is further divided into the Odyssey North and Odyssey South zones); East Malartic; and East Gouldie on the Canadian Malartic Property. Refer to “ – Material Properties – Canadian Malartic Mine” for further information.
(4)	Subject to a buyback right of the operator, whereby a 0.75% NSR may be repurchased by the operator for $0.75 million.
(5)	Subject to a buyback right of the operator, whereby a 1.25% NSR may be repurchased by the operator for C$2.0 million.

For the purposes of the above table “NSR” refers to a net smelter returns royalty, “NPI” refers to a net profits interest royalty, “GRR” refers to a gross revenue royalty and “PTR” means a per tonne royalty or per ton royalty.

Gold Royalty’s royalty and similar interests do not apply to the entirety of each project in some cases. For example, our royalties on the Canadian Malartic Property, apply to portions of the entire property and do not cover all operating areas, particularly the open pit areas where a majority of production to date has occurred. However, the Company has royalties on portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Mine property.

In addition, certain of the above interests are subject to rights of the underlying operators to buyback portions of the underlying royalty, thereby reducing the applicable royalty rate.

Note on Classification of Project Stages

Gold Royalty classifies the projects underlying its interests based on the stage of current and historical exploration, development and production. The following is a description of the categories that Gold Royalty currently utilizes to classify the project stage for the projects relating to its royalty interests.

Project Stage	Description

Early-Exploration	A project is generally considered to be “Early-Exploration” when there has been primarily early-stage exploration activities (such as geophysics, geochemical sampling, lithological / structural mapping, etc.) or insufficient exploration work to prepare a Mineral Resource estimate. In some cases, the project may have a historical Mineral Resource estimate or an Inferred Mineral Resource estimate but without current material exploration work being performed or proposed to further advance the project.

Advanced-Exploration	A project is considered to be “Advanced-Exploration” when exploration work has advanced sufficiently to prepare a Mineral Resource estimate or material exploration activities are occurring or are planned to occur that are designed to support a Mineral Resource estimate. on the property. Exploration work may include enhancing geological studies, drilling programs, technical studies, and any other work including permitting activities that would de-risk the project. Advanced Exploration projects may have had study work initiated or completed to better understand economic potential on the property, but which has generally not resulted in work being approved, initiated or advanced that would substantially progress the project towards development and eventual production.

Developing	A project is considered to be “Developing” when the project has sufficiently initiated or completed economic studies (e.g., Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study) or where the operator has otherwise disclosed an active plan or decision to construct mine workings including a reasonable estimate with projected costs and timeline to commence development which will lead to eventual production. In most cases, the project will have a Mineral Resource estimate and in some cases there may also be a Mineral Reserve estimate. Generally, Developing projects will be in active construction or development towards production, while others are sufficiently advanced and will be based upon sufficient confidence of the operator that construction and development towards production will occur.

Producing	A project is considered to be “Producing” when the underlying property, or part of it, is subject to actively mining the deposit(s) to produce a payable product. Production may be occurring at the project on areas not covered by, or only partially covered by our interest.

The following map sets forth the geographic locations of our royalty interests as of the date hereof:

Buyback Rights

Gold Royalty also holds rights to acquire 9 additional royalties pursuant to buyback rights under existing royalty agreements between subsidiaries of GoldMining and third-parties, including the right to acquire an additional 0.75% NSR on the Whistler Project (including an area of interest) for $5,000,000.

Other Investments

Our assets also include a portfolio of shares, mainly of publicly traded mining and mineral exploration and development companies. We may invest from time to time in companies where we hold a royalty or similar interest. We may also from time to time take a more active role with companies in which we hold equity interests, including providing management support and/or nominating board representatives. As a result of our acquisitions of Golden Valley and Abitibi, our significant equity interests as of the date hereof include:

●	4,470,910 common shares of International Prospect Ventures Ltd., a TSX Venture Exchange listed company, representing approximately 11.5% of its issued and outstanding shares;
●	25,687,444 common shares of Val-d’Or Mining Corporation, a TSX Venture Exchange listed company, representing approximately 36.8% of its issued and outstanding shares;
●	338,197 common shares of Agnico Eagle; and
●	1,079,895 common shares of Yamana.

We may from time to time acquire additional shares of these and other companies. Additionally, we currently are party to put and call financial instruments relating to certain of our investments. See “Item 3. Key Information – D. Risk Factors - We may use certain financial instruments that subject us to a number of inherent risks”.

Material Properties

The following is a description of our royalty interests on: (a) portions of the Canadian Malartic Property, located in Québec, Canada; (b) the Jerritt Canyon Mine, located in Nevada, U.S.A.; and (c) the Fenelon Gold Property, located in Québec, Canada, which we consider to be our material properties.

Canadian Malartic Property

As a result of our acquisition of Abitibi in November 2021, we indirectly acquired its 3% NSR royalty on portions of the Canadian Malartic Property. The royalty does not apply to the entire mine property particularly the open pit areas where a majority of production to date has occurred. However, the royalty does apply to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic open pit mine.

We also hold 2% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% can be bought back for $1 million) and a 15% NPI on the Radium Property, all located within the Canadian Malartic Property.

The following sets forth an approximation of the coverage of our various royalty interests on portions of the Canadian Malartic Property.

The following description of the Canadian Malartic Property is based on information disclosed in the Canadian Malartic Technical Report and other public disclosures of Agnico and Yamana filed under their respective profiles on SEDAR.

Property Description, Location and Access

The Canadian Malartic Property (latitude 48° 22’ North and longitude 78° 23’ West) is located within the town of Malartic, Québec, approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. Refer to the below figure for the location map of the Canadian Malartic Property.

Figure 1 - Location Map of Canadian Malartic Property (Technical Report, Canadian Malartic Mine, Quebec, Canada, 2021)

In 2014, substantially all of the assets and obligations relating to the Canadian Malartic mine were transferred to Canadian Malartic GP (“Partnership”), a newly formed general partnership in which Agnico and Yamana each own an indirect 50% interest.

Following the completion of an internal technical study, in February 2021, the Partnership approved the construction of a new underground mining complex at the Odyssey Project. The Odyssey Project is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones).

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Québec) and under certificates of approval granted by the Ministry of Environment and the Fight Against Climate Change (Québec). The Canadian Malartic Property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine, and the Fournière, Midway, Piche Harvey and Rand properties. The Odyssey project is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Canadian Malartic Property consists of a contiguous block comprising one mining concession, five mining leases and 293 mining claims. Expiration dates for the mining leases on the Canadian Malartic Property vary between November 24, 2029 and July 27, 2037, and each lease is automatically renewable for three further ten year terms upon payment of a small fee.

The Canadian Malartic Property can be accessed from either Val-d’Or or Rouyn-Noranda via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic property. The Canadian Malartic property is further accessible via a series of logging roads and trails. The Canadian Malartic mine is serviced by a rail-line which passes through the town of Malartic and the nearest airport is in Val-d’Or.

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic Property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Gold Royalties Ltd. (“Osisko”) acquired ownership of the Canadian Malartic Property in 2004. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network by February 2011, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. In 2020, commercial production was achieved at the Barnat pit and activities will continue in 2021 with overburden stripping, topographic drilling, and ore and waste extraction.

In 2020, the Partnership completed the Highway 117 deviation project. In 2021, the Partnership expects no further development of infrastructure to be undertaken for the Canadian Malartic mine and mill facilities, other than the mining construction work in the Barnat pit and the optimization of tailings storage facilities.

The Odyssey Project exploration ramp portal was completed during the fourth quarter of 2020. In December 2020, ramp development was started on the Odyssey Project in order to facilitate underground conversion drilling in 2021 and to provide access to the Odyssey and East Malartic deposits. The operators announced that the excavation of the shaft collar and the concrete lining of the first 27 metres were completed. The concrete raft of the headframe and the slip form pour were completed in 2021, while the structural steel installation was expected to start in the fourth quarter of 2021. All of the mechanical and electrical purchase orders for the sinking hoist and auxiliary hoist have been issued. Both hoists are expected to be delivered and installed by the fourth quarter of 2022. All surface construction activities are on target and shaft sinking is expected to resume in the second half of 2022 once the headframe construction and hoists installations are completed.

Agreements and Royalties

The mining titles constituting the current Canadian Malartic Property were acquired by Osisko, mostly in stages, between 2004 and 2014. Many of the mining titles for the Property were map-staked by Osisko or its appointed intermediaries and are not subject to any encumbrances. Others were purchased outright from independent parties, without royalties or other obligations.

The Rand Property and the Fournière, Midway and Piché-Harvey properties, acquired by Canadian Malartic GP after the Osisko Transaction, are subject to certain royalties.

Most of the mining titles are subject to a 5% NSR royalty payable to Osisko. A portion of the Canadian Malartic Property is subject to 3% NSR royalties payable to Gold Royalty and Osisko Gold Royalties Ltd. In addition, 172 of the Property’s claims are also subject to other NSR royalties that vary between 1% and 2%, payable under varying circumstances. A portion of the East Amphi Property, called the Radium-Nord Property is covered by a 15% NPI royalty held by Gold Royalty.

Geological Setting, Mineralization and Deposit Types

Geology

The Canadian Malartic Property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake – Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280 – N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piche, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piche Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic Property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piche Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to 400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit. Approximately 1.5 kilometres to the east is the Odyssey deposit, with mineralization associated with a fault along both hanging wall and footwall contacts of a 300 metre wide dioritic intrusive.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7 kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to 480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dykes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks.

This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3 kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and the bottom of the South Barnat actual pit design to 1,800 metres below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to –1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piche Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7% to 2.0%).

Mineral Processing and Metallurgical Testing

Since its operational debut in 2011, the Canadian Malartic mine’s mill has seen a significant ramp-up in efficiency and throughput due to several projects that further improved its operation.

One of the first main modifications that helped increase the throughput was the addition in 2012 of a secondary crushing line consisting of two cone crushers in parallel and a second pebble crusher in a closed loop with the SAG mill. Indeed, at the early commissioning stage, the performance of the comminution circuit was below expectations from the initial process design. Additional grinding testwork performed in 2011 concluded that the difference was due to harder than expected ore.

In 2016, after further testwork, the tailing thickener was modified to increase its compaction efficiency to reach a higher underflow density. The cyanide destruction process was also modified to Caro’s acid to stop sulphur dioxide usage.

The addition of an auxiliary line of pre-crushed material in 2017 further increased and stabilized the throughput of the mill by increasing the overall capacity of the crushing circuit. Maintenance efficiency and flexibility on the crushing circuit was also improved since the auxiliary line could compensate during downtimes.

More recently, the elution circuit was upgraded from a conventional Zadra process to a Split-Zadra process for increased performance, and an advanced control system was implemented at the grinding circuit to further optimize processing.

The process design criteria are based on a processing plant of 58,795 tonnes per operating day (tpod) capacity with a plant design utilization of 92%. The basis for the plant design assumed a head grade of 1.2 g/t Au and a gold recovery of 86%.

Mineral Reserve Estimates

Proven and Probable Reserves have been calculated at a gold price of US$1,250 per ounce. Stated Mineral Reserves are in addition to Mineral Resources. The effective date of the estimate was December 31, 2020.

Resource Category		Open Pit
Cut-Off Grade or Value		COG = 0.40 g/t Au

Proven and Probable		December 31, 2020
Tonnage	(kt)	122,876
Grade	(g/t) Au	1.12
Contained	(koz) Au	4,428

Notes:

1.	Price assumption: $1,250/oz gold
2.	Open pit cut-off grades range from 0.39 to 0.40 g/t gold
3.	Metallurgical recoveries for gold averaging 90.5%
4.	Mineral Reserves are on 100% basis.

The Company’s royalty interests do not apply to the entirety of the areas relating to the above estimate. The Company is unable to verify the extent to which the estimated Mineral Reserves underly its royalty interests.

Mineral Resource Estimates

Mineral Resources are in addition to the Mineral Reserves and are determined by Ordinary Kriging in exception to Odyssey and East Malartic underground estimates, which are determined by Ordinary Kriging or Inverse Distance Squared. A cutoff grade 0.39 g/t gold is used for material located inside the pit design for the Barnat area. For Gouldie, Jeffrey, Odyssey and East Malartic underground estimates, Mineral Resources have been constrained in optimized mining shape (“MSO”), at variable stope cutoff grades ranging from 1.00 to 1.40 g/t gold (depending on the area and depth) and include internal dilution. It can be noted that material below the Barnat pit design is now assigned to the East Malartic deposit. The use of MSO for underground resources reporting ensures that Mineral Resources reported herein have a reasonable prospect for economic extraction. The effective date of the estimate was December 31, 2020.

Resource Category		Open Pit	Underground
Cut-Off Grade or Value		COG = 0.39 g/t Au	COG = 1.00 - 1.40 g/t Au
Measured and Indicated
Tonnage	(kt)	1,372	17,374
Grade	(g/t) Au	0.58	1.87
Contained	(koz) Au	25.6	1,044
Inferred
Tonnage	(kt)	7,064	177,844
Grade	(g/t) Au	0.74	2.38
Contained	(koz) Au	169.0	13,765

Notes:

1.	Price assumption: $1,250/oz gold. Cut-off grades correspond to 75% of the cut-off used to estimate the Mineral Reserves.
2.	Canadian Malartic, Barnat and other zones cut-off grades range from 0.29 to 0.40 g/t gold inside pit, and from 1.15 to 1.20 g/t gold outside or below pit (stope optimized)
3.	Underground cut-off grade at:
	a.	Odyssey is 1.00 to 1.30 g/t gold (stope optimized)
	b.	East Malartic is 1.10 to 1.40 g/t gold (stope optimized)
	c.	East Gouldie is 1.10 to 1.25 g/t gold (stope optimized)
4.	Mineral Resources are on 100% basis.

The Company’s royalty interests do not apply to the entirety of the areas relating to the above estimate. The Company is unable to verify the extent to which the estimated Mineral Resources underly its royalty interests.

In addition, the Canadian Malartic Technical Report includes summary information on the underground Odyssey Project on the property, including, an internal Preliminary Economic Assessment (“PEA” level) completed by Canadian Malartic GP in February 2021. This technical study is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the forecast production amounts will be realized. The technical study has no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey Project.

The underground Odyssey Project is located east of the current Canadian Malartic open pit operation and is comprised of three deposits: Odyssey (which is further divided into the Odyssey North and Odyssey South zones); East Malartic; and East Gouldie. As of December 31, 2020, the Odyssey Project contains 410,000 ounces of gold in Indicated Mineral Resources and 6.9 million ounces of gold in Inferred Mineral Resources. There are no Mineral Reserves at the Odyssey Project as of December 31, 2020. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Canadian Malartic GP approved the construction of the Odyssey Project in February 2021 upon completion of the internal PEA. The Odyssey Project’s underground mine design is divided into four main mining zones, Odyssey North, Odyssey South, East Malartic and East Gouldie. Material from the mining zones closest to surface (Odyssey South and East Malartic) will be transported by a ramp while material from the deeper East Gouldie and Odyssey North mining zones will be transported to surface using a production shaft. The Odyssey Project technical study outlines an underground project ramping up to a production rate of approximately 19,000 tpd. Recoverable material from the underground mine will be processed through the existing Canadian Malartic processing plant with first gold production scheduled for 2023. At full production, the Odyssey Project is expected to produce an average of approximately 545,400 ounces of gold per year.

For the purposes of the study, Canadian Malartic GP has performed an economic analysis of the underground Odyssey Project using a gold price of C$2,015/oz. Minable stope shapes, Whittle shells and cut-off grades were generated using a gold price of C$1,625/oz, at the forecasted production rates, metal recoveries, and capital and operating costs estimated in this Technical Report. Canadian Malartic GP confirms that the outcome is a positive cash flow for the Odyssey Project.

Mining Operations

Mining at the Canadian Malartic mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The continuity and consistency of the mineralization, coupled with tight definition drilling, that has been confirmed by many years of mining operations, demonstrate the amenability of the Mineral Reserves and Mineral Resources to the selected mining method.

Mining at the Odyssey Project will be done by underground methods. The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Production using the ramp is expected to begin at Odyssey South in late 2023. Collaring of the shaft and installation of the headframe commenced in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

Process and Recovery Operations

Run-of-mine (“ROM”) ore is crushed using a gyratory crusher and two cone crushers. The crushed ore feed is transported by a conveyor belt to the covered stockpile. On-site pre-crushed material also feeds the stockpile. The ore is fed to the grinding circuit using conveyors in an underground reclaim tunnel. The grinding circuit mainly consists of a SAG mill in closed circuit with two pebble crushers, two secondary ball mills, one tertiary ball mill and several hydrocyclone clusters in a closed circuit. The slurry is then thickened in a pre-leach thickener before being transferred to the leach circuit where oxygen and cyanide are added to dissolve the gold. The slurry flows by gravity into a CIP carousel system where gold is adsorbed onto carbon. Gold is stripped using the Zadra elution process and is recovered using conventional electrowinning processes. The resulting gold sludge is filtered, dried and melted in an induction furnace to produce doré bars. The slurry exiting the CIP circuit undergoes another thickening step in a tailing thickener before being processed at the detoxification circuit where cyanide is destroyed. Finally, the slurry is pumped to the tailings ponds.

The latest mine production schedule (LOM 2020) was developed to feed the mill at a nominal rate of 57,000 tpd that will extend mine life until 2028.

The Odyssey project is envisioned to reach its full production rate of 19,000 tpd by 2031.

Markets / Contracts

The gold produced at the Canadian Malartic mine is refined to market delivery standards by external refiners. The gold is sold to various banks at market prices. Canadian Malartic GP believes that, because of the availability of alternative refiners, no material adverse effect would result if it lost the services of its current refiner. There are no deleterious elements in the gold produced.

Canadian Malartic GP has signed contracts that are directly associated with operations. The contract award process is done with an internal committee that selects the potential suppliers. These suppliers are then invited to read and bid on the tender. They must respect the terms and schedules of the tender to be accepted. Once the tenders are received and analyzed by the internal committee, a meeting is held with management to review the proposals. When both parties agree with the final proposal, Canadian Malartic GP’s legal department writes up an agreement that must be signed by all stakeholders.

Infrastructure

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day. Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver doré bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

The Odyssey Project will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities. As well, the main work in 2020 consisted of site preparation, construction of the portal and the ramp contractor’s garage, delivery of the project building and installation of the potable water and wastewater system. Development activities in 2021 are expected to include construction of the headframe and engineering and procurement of the 120kV line and transformers, as well as delivery of the surface maintenance shop, the compressor building, the enlargement of Highway 117 and the permanent access to the Odyssey site.

Environmental, Permitting and Social Matters

In 2015, the Partnership developed and implemented an action plan to mitigate noise, vibrations, atmospheric emissions and ancillary issues related to the Canadian Malartic mine. Mitigation measures were put in place to improve the process and avoid environmental non-compliance events. As a result, over time, the Partnership has improved its environmental performance. With respect to activities in 2020, the Partnership received two non-compliance notices for NOx emissions. The mine’s team of on-site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.

Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens, including the development of a “Good Neighbour Guide”. Implementation of the Good Neighbour Guide, which includes compensation and home-acquisition programs, began on September 1, 2016. Over 90% of the residents of Malartic have agreed to participate in the compensation program. Under the home-acquisition program, 57 residences have been acquired to date in the southern sector of Malartic, of which 45 have subsequently been sold under the Partnership’s resale program that was implemented in April 2018.

As part of ongoing stakeholder engagement, an agreement with four First Nations groups was entered into in 2020.

As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

The waste rock pile was originally designed to accommodate approximately 326 million tonnes of waste rock requiring a total storage capacity of approximately 161 million cubic metres. The design of the waste rock pile has been modified to accommodate the Canadian Malartic pit extension and now includes storage capacity for approximately 740 million tonnes.

The expansion of the open pit, with production from the Canadian Malartic pit extension, is expected to increase the total amount of tailings to approximately 300 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated to be 230 million tonnes, including a tailings cell authorized by the Ministry of Environment and the Fight Against Climate Change (Québec) in September 2017. Construction of this cell started in 2017 and operations began in 2018. The Partnership also plans to store additional tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan, between 70 and 80 million tonnes of tailings could be deposited in the Canadian Malartic pit once mining in the pit is completed.

All permits related to mining the Canadian Malartic pit extension have been received. As part of the permitting process for in-pit tailings deposition, the Partnership has committed to completing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimal environmental risk. Golder Associates Ltd. is preparing this study.

Permits for Odyssey North and South were granted in 2020 to allow the first phase of the Odyssey Project to begin. At this time, the Certificate of Authorization (“CofA”) for the shaft has not yet been obtained and the CofA for the waste rock management facility requires modification. A request for a decree amendment, including permits to develop the East Gouldie and East Malartic zones has been submitted. The Partnership has received confirmation that mining the additional zones at the project does not trigger additional Federal permitting requirements.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the southeast pond may have to be released into the environment. If excess water does need to be treated, a water treatment plant is in place to treat the water that will be released into the environment so that it meets water quality requirements. In addition to ensuring effluent compliance, this water treatment plant reduces the risks associated with surface water management and adds flexibility to the water usage system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, revegetating the surrounding area, dismantling the plant and associated infrastructure and performing environmental inspection and monitoring for a period of ten years. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs. Reclamation plans were updated in 2020, and an updated closure plan was submitted in accordance with regulatory requirements.

Annual Production Information

The following table sets forth reported annual production for the Canadian Malartic Mine for each of the years ended December 31, 2020 and 2019.

		2019	2020
Total Ore Milled	(kt)	21,049.1	20,799.8
Process Rate	(tpd)	57,669	56,986
Feed Grade	(g/t Au)	1.12	0.97
Recovery	(% Au)	88.7	87.5
Produced	(koz Au)	669.2	568.7

In a press release dated October 27, 2021, Agnico Eagle reported that production for the first nine months of 2021 was based on 16,730 kt processed with a gold grade of 1.11 g/t to yield 536,918 ounces of gold recovered (on a 100% basis).

The Company’s royalty interests do not apply to the majority of reported production above.

Jerritt Canyon Mine

As a result of its acquisition of Ely, we indirectly own a 0.5% NSR in respect of the Jerritt Canyon mine, which includes the entire 119 square mile land package at the Jerritt Canyon Mine and a PTR interest (based on a sliding scale linked to gold price ranging from $0.15/st to $0.40/st) on all ore processed through the Jerritt Canyon mill.

JCG LLC (“JCG”) took over the operation of the Jerritt Canyon Mine in 2015. On April 30, 2021, First Majestic acquired all of the issued and outstanding shares of JCG. As such, First Majestic now indirectly owns and operates the Jerritt Canyon Mine, through its direct owner and operator, JCG.

The following description of the Jerritt Canyon Mine has been primarily sourced from the Jerritt Canyon Technical Report

Project Description, Location and Access

Jerritt Canyon has been in operation since 1981, with open pit operations occurring from 1981 to 1999. The current operation consists of the two underground gold mines – SSX-Steer Complex (“SSX”) and Smith.

Jerritt Canyon Mine is located in Elko County, northeastern Nevada. The mill site, shops, and administration and security buildings are located approximately 45 miles north of the town of Elko. The Jerritt Canyon property forms an irregular area that extends approximately 21 miles north-south and 17 miles east-west at its widest and is approximately 119 square miles. The property is bounded by 116° 10’ west and 115° 78” west longitude and 41° 23’ north and 41° 46’ north latitude. Refer to the below figure for the location map of the Jerritt Canyon Property.

OREGON
IDAHO
NEVADA
UTAH
ARIZONA
CALIFORNIA
N
ELKO
HUMBOLDT
LANDER
EUREKA
WHITE PINE
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
JERRITT CANYON MINE
ELKO
CARLIN
WHITE ROCK
CHARLESTON
JACK CREEK
TUSCARORA
MIDAS
THOUSAND SPRINGS
WELLS
DEETH
HALLECK
SPRING CREEK
RUBY VALLEY
VALMY
BATTLE MOUNTAIN
DUNPHY
PALISADE
BEOWAWE
CRESCENT VALLEY
GOLD ACRES
EUREKA
INDEPENDENCE MTNS.
TUSCARORA MTNS.
CORTEZ MTNS.
0 10 20 30 40
Miles

Figure 4-1

Jerritt Canyon Gold LLC

Jerritt Canyon
Elko, Nevada, USA

Location of the Jerritt Canyon Property

April 2021

Source: Jerritt Canyon, 2018.

Figure 2 - Location map of Jerritt Canyon Mine (Technical Report on Jerritt Canyon Mine, Elko County, Nevada, 2021)

Jerritt Canyon Mine operations are located on a combination of public and private lands, with the deposits and mining related surface facilities being located primarily on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest. The process facilities, offices, shops and tailings dams are located on private land owned by JCG. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management (BLM).

Certain of the Jerritt Canyon claims and fee lands are subject to a NSR royalty which varies from 1.5% to 6% depending upon the lease agreements with various property owners. The fee land, which was originally purchased to secure access from State Route 225, is subject to a 33% NSR. There are currently three Nevada lease file agreements that cover land that has mine production. As a result, the lease holders of the producing land are entitled to receive production royalty payments that range from 2.5% to 10%. Other land held by lease holders may be subject to annual or semi-annual land payments that include advance royalties, land use payments, rentals, loss of grazing and the use of land for a communications tower. The advance royalties are the minimum amounts the lease holders are entitled to annually. On producing land, these advance royalties may be recovered by JCG if certain production royalty thresholds are met or surpassed during the production year. Some of the land payments may be adjusted annually based on consumer/producer price indexes or annual increases. There is also a PTR on the Jerritt Canyon processing facilities and an additional 0.5% NSR on the entire Jerritt Canyon property indirectly held by Gold Royalty through its ownership of Ely.

Agreements and Royalties

It is noted that some of the Jerritt Canyon claims and fee lands are subject to a Net Smelter Return (NSR) royalty which varies from 1.5% to 6% depending upon the lease agreements with various property owners. The fee land, which was originally purchased to secure access from State Route 225, is subject to a 33% NSR, however, future gold production from this land is unlikely.

There are currently three Nevada (NV) lease file agreements (files NV-10106, NV-10110, NV-10113) that cover land that has mine production. As a result, the lease holders of the producing land are entitled to receive production royalty payments that range from 2.5% to 5%.

Other land held by lease holders may be subject to annual or semi-annual land payments that include advance royalties, land use payments, rentals, loss of grazing, and the use of land for a communications tower. The advance royalties are the minimum amounts the lease holders are entitled to annually. On producing land, these advance royalties may be recovered by JCG if certain production royalty thresholds are met or surpassed during the production year. Some of the land payments may be adjusted annually based on consumer/producer price indexes or annual increases.

On September 9, 2019, Ely closed the purchase of 100% of all rights and interests in a Per Ton Royalty Interest on the Jerritt Canyon Processing Facilities from an arms-length third-party (Behre Dolbear, 2020). On May 13, 2020, Ely completed the purchase of a 0.5% NSR royalty on the entire Jerritt Canyon property.

History

The Jerritt Canyon deposit was discovered by Food Machinery Corporation in 1972. In 1976, Meridian Gold LLC and Freeport Minerals Company formed a joint venture to explore and develop the gold deposits in the Jerritt Canyon area and, in 1980, mining commenced with production from the North Generator and Marlboro Canyon open pit mines. The first gold production from the property occurred in July 1981.

Open pit mining was conducted from early 1981 until late 1999, with the mining carried out in the areas of Marlboro Canyon, Alchem, Lower North Generator Hill, Upper North Generator Hill, West Generator, Burns Basin, Mill Creek, Pattani Springs, California Mountains, Dash, Winters Creek, Steer Canyon and Saval Canyon. The annual production from these areas ranged from approximately 40,000 ounces to 1.4 million ounces.

Underground operations started in 1997 at SSX, and continued until 2008 with production from the Steer, Murray, MCE, Smith, West Generator and Saval deposits. In 2009, a new mine plan was prepared. Underground mining from the Smith deposit recommenced in late January 2010 and underground mining at SSX recommenced in early October 2010.

From the commencement of mining in 1980 to the end of 2020, approximately 9.7 Moz gold were produced from approximately 49 Mst of ore mined at an average grade of 0.199 ounce per short ton of gold (“oz/st Au”). Open pit mining at Jerritt Canyon produced a total of approximately 5.2 Moz Au from approximately 29.8 Mst of ore at an average grade of 0.175 oz/st Au. The underground mines produced a total of approximately 4.5 Moz Au from approximately 19.2 Mst of ore at an average grade of 0.237 oz/st Au. Since 2010, the majority of production has come from the SSX and Smith deposits.

From June 2015 to December 2020, JCG mined approximately 5.2 Mst at an average grade of 0.155 oz/st Au containing a total of approximately 0.81 Moz Au.

Geological Setting, Mineralization and Deposit Types

The Jerritt Canyon district is located in the Great Basin, north and northeast of the Carlin Trend of gold deposits. Carlin-type gold mineralization at Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks originally deposited as shelf sedimentary rocks during the Paleozoic. The Paleozoic host rocks have been imbricated, faulted, and folded through several orogenic events through the Paleozoic and Mesozoic. An early phase of intrusive igneous activity is represented by west-northwest mafic igneous dikes of Paleozoic age. Carlin-type gold deposits were emplaced in the Middle to Late Eocene during an initial phase of extensional tectonics at which time high potassium calc-alkaline magmatic rocks were emplaced. Mafic and intermediate igneous dikes were emplaced during this phase of igneous activity and trend north-northeast.

The occurrence and distribution of gold mineralization at Jerritt Canyon is controlled by both lithology and structure. Deposits at Jerritt Canyon are mostly strata bound or fault hosted. Gold occurs as very fine, micron-size particles in pyrite and arsenian pyrite.

Jerritt Canyon is a Carlin-type gold deposit, hydrothermal in origin and usually structurally controlled. Current models attribute the genesis of Carlin-type gold deposits to epizonal plutons that contributed heat and potentially fluids and metals; meteoric fluid circulation resulting from crustal extension and widespread magmatism; metamorphic fluids, possibly with a magmatic contribution, from deep or mid-crustal levels; and upper-crustal orogenic-gold processes within an extensional tectonic regime.

Exploration

Exploration completed at Jerritt Canyon has included desktop compilation and interpretation of historical datasets, target identification and RC- and core- drilling. Jerritt Canyon is primarily drilled from underground drilling sites. From June 23, 2015 through to December 31, 2020, JCG drilled a total of 279,954 ft. in 406 core holes and a total of 2,340,646 ft. in 16,773 RC holes underground.

Drilling

Starting January 1, 2015 through December 31, 2020, JCG has drilled a total of 18,533 holes between RC and core from underground drilling sites, comprising of 2,800,695 ft of drilling.

Sampling, Analysis and Data Verification

Sampling and assaying have been carried out using industry standard quality assurance/quality control practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, secure sample storage, use of third-party laboratories, and use of standards, blanks, and duplicates.

Mineral Processing and Metallurgical Testing

Mining and processing by the Freeport-FMC JV commenced at Jerritt Canyon in 1981. The initial processing facility processed mildly refractory, carbonaceous, preg-robbing mineralized material. Alkaline chlorination was used to passivate the carbonaceous constituents of the mineralized material to reduce preg-robbing and cyanidation to extract the gold. The chlorination facility continued operation until 1997.

In 1989, operation of a whole ore roaster commenced to treat double refractory mineralized material that contained higher concentrations of sulfide sulfur in addition to organic carbon. Over the life of the Jerritt Canyon operation, numerous metallurgical studies have been completed, however, the current operating practice relies on historical operating data to support recovery estimates and anticipate future operating performance. The current life of mine plan estimates an average gold average gold recovery of 86% independent of the changes in the gold feed grade.

Mineral Resource

The technical work for the Jerritt Canyon Technical Report was initiated in March 2020. Wireframe and block modelling for the underground SSX, Smith, WGen, USB and Saval 4 Deposits were completed by JCG and provided to the authors of the Jerritt Canyon Technical Report for verification and audit.

Wireframe and block modelling for Jerritt Canyon were completed by JCG geologists and also provided to the authors of the Jerritt Canyon Technical Report for verification and audit. A total of five deposits are the focus of this resource update: SSX, Smith, WGen, USB and Saval 4. Two deposits, Smith and SSX, were broken into separate domains for easier handling in the modelling process. As a result, a total of 17 mineralized wireframe models were built for SSX Zone 1, SSX Zone 2-3, SSX Zone 4, SSX Zone 5, SSX Zone 6, SSX Zone 7, SSX Zone 9, Smith Zone 1, Smith Zone 2-3, Smith Zone 4, Smith Zone 5, Smith Zone 7, Smith Zone 8, Smith Zone 9, Saval 4, USB and WGen. All wireframes are based on approximately a 0.10 oz/st Au cut-off.

Sample information for the diamond drill holes and RC holes was composited into nominal equal lengths of five feet using the run-length compositing algorithm of the Leapfrog Edge modelling software package. Composited assay values were created on an individual zone basis. JCG capped the assays to 1.8 oz/st Au prior to compositing.

A total of 11 different block models were created for each of the different wireframe models. Parent block sizes for all models are 10 ft x 10 ft x 10 ft with sub-block sizes at 2.5 ft x 2.5 ft x 2.5 ft. One interpolation pass was carried out to estimate the grades into the separate block models. Gold grades were estimated into the blocks using Ordinary Kriging interpolation algorithm with Leapfrog Edge.

A 100 ft dilution zone was created around the mineralized wireframe models for all the block models. A single-pass estimation strategy was applied when estimating the grades for the dilution domain in the individual block models.

Block model validation exercises included a comparison of the average grade of the composite samples to the block average grades, visual comparisons of the estimated block grades to the composited gold grades, swath plots, and reconciliation to production statistics. For reporting of underground Mineral Resources, a 0.11 oz/st Au cut-off grade was estimated using a gold price of US$1,700 per ounce.

The definition of categories in the Mineral Resource estimate is based primarily on a distance function, however, visual and geological interpretation were also used. The classification methodology is based on the following:

●	Measured: Based on drill hole spacing up to approximately 30 ft.
●	Indicated: Based on drill hole spacing up to approximately 75 ft.
●	Inferred: Based on drill hole spacing up to approximately 100 ft.

The most recent Mineral Resource estimate on the Jerritt Canyon Mine, based on the Jerritt Canyon Technical Report, is set out in the table below. The effective date of the estimate is December 31, 2020. The table is presented in imperial units.

Resource Category
Cut-Off Grade or Value		COG = 0.11 oz/st Au
Measured and Indicated
Tonnage	(000 st)	5,217
Grade	(oz/st) Au	0.160
Contained	(koz) Au	832
Inferred
Tonnage	(000 st)	1,950
Grade	(oz/st) Au	0.171
Contained	(koz) Au	334

Notes:

1.	CIM Definition Standards were followed for Mineral Resources.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources are estimated using an average gold price of $1,700/oz Au.
4.	Mineral Resources are constrained using minimum thickness mining shapes reflecting the geometries of cut and fill mining methods.
5.	Mineral Resources are reported at a cut-off grade of 0.11 oz/st Au, accounting for mining costs of $102/st, milling costs of $45/st, general and administrative costs of $18/st and a metal recovery of 86%.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

Mineral Reserves

The authors of the Jerritt Canyon Technical Report generated the Jerritt Canyon underground Mineral Reserves by filtering Deswik stope optimizer shapes, as provided by JCG, and applying mine designs to the March 31, 2020 as-built survey solids. The design methodology uses both cut-off grade estimation and economic analysis to design and validate the Mineral Reserves.

Stopes and development tasks were classified in the Mineral Resource classification based on the majority of material in the task. For the majority of the orebody the material for each task was one classification type. In areas of mixed classification the Measured or Indicated material accounted for 70% or more of the stope material.

The authors of the Jerritt Canyon Technical Report selected stopes to be used in Mineral Reserves first by filtering or identifying stopes based primarily on their proximity to existing historical mine workings, open pits, and infrastructure, and secondly, by identifying large and continuous regions of stopes, until approximately five years of Mineral Reserves were accumulated for each mine. Stopes within 15 ft of historical mine workings were identified and flagged due to a lack of knowledge or confidence in the quality or type of backfill used in those workings. At SSX, a risk factor was applied to these stopes. Measured stopes with a risk factor were classified as Probable, and measured stopes with no risk classified as Proven. At Smith, any material within 15 ft of existing workings was excluded from the Mineral Reserves and material classes were based on block model output.

For reporting of underground Mineral Reserves, a 0.128 oz/st Au cut-off grade was estimated using a gold price of $1,500 per ounce.

The natural water table at both SSX and Smith is situated at 6,600 feet above sea level (“FASL”). Mineral Reserves below the natural water table will require dewatering to rehabilitate old workings or to drive new headings. Scheduling has taken dewatering into account, and no additional costs have been applied to cut-off grades below the natural water table.

The following is a summary of the Mineral Reserve estimate set forth in the Jerritt Canyon Technical Report. The effective date of the estimate is December 31, 2020. The table is presented in imperial units.

Resource Category
Cut-Off Grade or Value		COG = 0.11 oz/st Au
Proven and Probable (above 6,600 FASL)		December 31, 2020
Tonnage	(000 st)	1,748
Grade	(oz/st) Au	0.18
Contained	(koz) Au	316
Proven and Probable (below 6,600 FASL)
Tonnage	(000 st)	1,811
Grade	(oz/st) Au	0.21
Contained	(koz) Au	387

Notes:

1.	CIM Definition Standards were followed for Mineral Reserves
2.	Mineral Resources are reported at a cut-off grade of 0.128 oz/st Au, accounting for mining costs of $102/st, milling costs of $45/st, general and administrative costs of $18/st and a metal recovery of 86%.
3.	Mineral Reserves are estimated using an average long term gold price of $1,500/oz Au.
4.	A minimum mining width of 15 ft was used assuming cut and fill mining methods.
5.	Bulk density is 0.0794 t/ft3
6.	Numbers may not add due to rounding.

Mining Methods

The Jerritt Canyon property has been in operation since 1980. Between 1981 and 1999, mining was by open pit. Underground operations began in 1993 with the opening of the Murray Mine and/or West Gen Underground. Underground operations started in 1997 at SSX, and continued until 2008 with production from the Steer, Murray, MCE, Smith, West Generator, and Saval deposits. In 2009, a new mine plan was prepared. Underground mining from the Smith deposit recommenced in late January 2010 and underground mining at SSX recommenced in early October 2010. SSX and Smith are currently contractor operated.

Both underground mines are accessed by way of surface portals and 15 ft by 15 ft declines typically grading 12% to 15%. Underground lateral development including level and stope access is generally designed to be 15 ft by 15 ft.

Production is primarily sourced from the cut and fill mining method utilizing both overhand and underhand techniques in stopes configured with three lifts. Backfilling of production voids is completed using CRF, which is produced by crushing and screening mine waste material and placed using a load-haul-dump unit (LHD) with a rammer push plate attachment. Cement content varies from 5% to 6% for adjacent and undercut mining, with the majority of fill placed with 6% cement content. CRF is mixed at batch plants located near the portal of each mine and hauled underground by mine haul trucks. In cut and fill mines, CRF is loaded into cut and fill stopes using loaders and pushed tight to the back using a dozer or loader.

A significant portion of the Mineral Resources are located below the water table and will require dewatering.

Recovery Methods

The processing facilities at Jerritt Canyon are designed to operate at a rate of 4,500 stpd with an operating availability of 90% and are permitted to operate at 6,000 stpd. The plant is currently operated at an average rate of 2,265 stpd (2020). The facilities include: primary crushing; ore drying; secondary crushing; tertiary crushing; dry grinding; roasting; thickening; CIL; carbon stripping; carbon reactivation; electrowinning; electrowinning sludge refining; oxygen plant cooling pond; water evaporation pond and tailing impoundment.

Project Infrastructure

The Jerritt Canyon Mine has been in commercial production for approximately 39 years and the infrastructure to support a mining and milling operation is established. Surface rights to sustain mining operations on the Jerritt Canyon Mine property are secured through current ownership and claim holder rights. The current infrastructure includes: access roads; power supply and distribution; office buildings; warehouse facilities; maintenance shops; laboratory facilities; communication networks; onsite security; tailing storage facility (“TSF”); and water management systems.

The main access road is approximately seven miles long and is a 22 ft wide paved road between Nevada highway 225 and the mill site. A 100 ft wide haul road provides access between the major mines and the mill site. This road network is approximately 17 miles long.

Power to the Jerritt Canyon Mine is purchased from Nevada Energy through a 125 kV, three-phase transmission line. Monthly power consumption is approximately 8.0 MWh. Water available on site is sufficient to support all mining and milling operations. All water used at the Mine is from permitted and certificated water rights held by JCG and regulated by the Nevada Division of Water Resources.

For the management and disposal of tailings and reduction of surplus process solutions, Jerritt Canyon operates one active TSF (Tailings Storage Facility-2 (TSF 2)) and two main process water storage facilities which include the water storage reservoir (“WSR”) and the Evaporation Pond. Jerritt Canyon also operates a process water treatment plant (“WTP”) to remove process water contaminates to reduce process water inventories and maintain an overall negative site water balance. Jerritt Canyon is currently in the process of closing and reclaiming TSF 1, which was the first TSF constructed and continuously operated at Jerritt Canyon between 1980 and 2014.

TSF 2 was originally commissioned in 2013 as TSF 2 Phase 1 to store approximately 3.7 Mst of tailings. In 2018, TSF 2 was expanded (Phase 2) to store an additional 1.5 Mst of tailings. Tailings are delivered to the TSF 2 in a slurry consisting of 40%solids to 60%water by weight. At the time of the Jerritt Canyon Technical Report, TSF 2 Phase 3 was under construction and has been designed to contain an additional 1.1 Mst of tailings. Because Phase 2 has been filled beyond planned operating capacity, TSF 2 Phase 3’s operational life has shortened and will be filled to capacity within approximately seven months (i.e., by the end of November 2021).

TSF 2 Phase 4 has been designed and awaits approval from the State of Nevada regulatory agencies. TSF 2 Phase 4 will allow storage of an additional 1.7 Mst of tailings. Even with the shortened operational life of Phase 3, TSF 2 Phase 4 must be constructed in 2021. Assuming a planned production rate of 2,350 stpd, TSF 2 Phase 4 will be filled to capacity by December 2023; however, this date will vary depending on actual mine plan and production rates determined by operations.

After TSF 2 Phase 4 is filled to capacity, the Jerritt Canyon Mine plans to dispose of future tailings in the previously designed and approved TSF 3, which is the existing WSR that will be converted to accept tailings disposal. The WSR’s conversion to TSF 3 will allow disposal of approximately 2.4 Mst of tailings. At an assumed average production rate of 2,350 stpd, TSF 3 would provide approximately 2.6 years tailings storage. If the average deposition rate is increased for the 2021 mine plan and following, the timeline for creation of additional tailings management area will be shortened proportionally.

The process WTP was constructed to eliminate the surplus process water inventory located in the Jerritt Canyon WSR and Evaporation Pond and to create additional storage capacity for future tailings storage. The process WTP’s treated permeate is disposed of in injection wells while its brine concentrate is disposed of in the Evaporation Pond.

Environmental, Permitting and Social Considerations

Jerritt Canyon has been in operation since 1981. Prior to and during operation, numerous environmental studies and evaluations have been conducted to support permit applications and operations. An Environmental Impact Statement was completed and the Record of Decision was issued in 1980. Operating permits are in place and current.

The historical operation of the Jerritt Canyon Mine resulted in a number of environmental concerns, including seepage from the TSF, limited TSF capacity, lack of water treatment facilities, etc. JCG inherited this legacy and worked diligently to mitigate the concerns when operator. JCG intends to continue to mitigate these concerns.

Jerritt Canyon is located in Elko County, Nevada which is a mining-friendly jurisdiction. Numerous other mining operations are located in the same area and the site has a good relationship with the local community.

Approved closure and reclamation plans are in place for Jerritt Canyon. The total reclamation costs, as updated in 2019, estimated from the 2019 Annual Work Plan are approximately $86.6 million.

Capital and Operating Costs

Sustaining capital costs were estimated by JCG, with the majority of the costs consisting of mine development and heavy mobile equipment needed to replace the aging fleet. Sustaining capital costs for Jerritt Canyon are summarized from the Jerritt Canyon Technical Report as follows.

Category	Sustaining Costs (US$ millions)	Sustaining Cost Basis (US$/st milled)
Mining	21.4	6.00
Tailings Facility	9.0	—	(1)
Processing Plant	3.6	1.00
Reclamation and Closure	5.3	1.50
Exploration (diamond drilling)	3.6	1.00
TOTAL:	42.8

Note:

(1)	$9.0 million in 2021.

The Jerritt Canyon Technical Report authors noted that reclamation costs have not been estimated for the end of mine life, though a progressive annual reclamation cost of $5.3 million has been applied based on a rate of $1.50/ton milled.

Operating costs estimated by JCG, averaging $121.5 million per year or $164.68/t ore were estimated for mining, processing, and general and administrative expenses. Operating cost inputs such as labour rates, consumables, and supplies were based on JCG operating data. A summary of operating costs as set forth in the Jerritt Canyon Technical Report is provided in the table below:

Parameter	LOM Costs (US$ millions)	LOM Unit Costs (US$/st milled)
Mining	315.6	88.69
Development	46.2	12.99
Process	160.2	45.00
G&A	64.1	18.00
TOTAL:	586.1	164.68

Annual Production Information

The following table sets forth reported production at the Jerritt Canyon Mine for each of the years ended December 31, 2020 and 2019:

		2019	2020
Total Ore Milled	(kt)	883,582	749,547
Process Rate	(tpd)	2421	2,054
Feed Grade	(g/t Au)	5.28	5.49
Recovery	(% Au)	85.5	85.5
Produced	(koz Au)	116,060	112,749

In its Management’s Discussion and Analysis for the nine months ended September 30, 2021, First Majestic disclosed that for the nine months ended September 30, 2021, the Jerritt Canyon Mine produced 26,145 ounces of gold by processing 230,415 tonnes with a grade of 4.19 g/t gold during the quarter at a cash cost of $1,735 per ounce.

Fenelon Gold Property

Gold Royalty indirectly, through its ownership of Ely, holds a 2.0% NSR royalty on the Fenelon Gold Property in Québec, Canada.

The Fenelon Gold Property operated by Wallbridge is part of the Fenelon Property, a group of continuous claims and leases totaling 85.6km2. The Fenelon Property is one of eight large claim blocks that collectively make up the Detour-Fenelon Gold Trend Property which extends approximately 97 km along an east-west direction.

The following description of the Fenelon Gold Property has been primarily sourced from the Fenelon Technical Report and the press release of Wallbridge dated November 9, 2021. Further information regarding the Fenelon Gold Property is set forth in such documents. Gold Royalty’s NSR royalty interest applies to the Fenelon Gold Property which forms part of the larger Detour-Fenelon Trend that is covered by the Fenelon Technical Report.

Property Description and Location

The Detour-Fenelon Gold Trend Property is located in the Nord-du-Québec administrative region of the Province of Québec, Canada, approximately 75 km west-northwest of the city of Matagami. The Detour-Fenlon Gold Trend Property covers an area of 910.44 km2. extending 97 km in an east-west direction and 27 km north-south. The coordinates of the approximate centroid are 78°37’23”W and 50°00’58”N (UTM: 670286E and 5543117N, NAD 83, Zone 17). The Fenelon Gold Property is located in the townships of Fenelon, Caumont and Jérémie on NTS map sheet 32L/01 to 04 and 32E/13 to 16. Refer to the below figure for the location map of the Fenelon Gold Property.

Figure 3 - Location of the Fenelon Gold Property (Technical Report Detour-Fenelon Gold Trend Property, 2021)

Wallbridge acquired the Detour-Fenelon Gold Trend Property through a number of transactions with Balmoral Resources Ltd. (“Balmoral”) and Midland Exploration Inc. (“Midland”). The property, as operated by Wallbridge, consists of eight claim blocks: seven of them form Wallbridge’s Fenelon Gold Trend Property (Fenelon, Grasset, Detour East, Doigt, Martinière, Harri and Jérémie) and the eighth corresponds to Midland’s Casault Property under option to Wallbridge. The combined claim blocks, including the joint venture area, comprise 1,669 claims staked by electronic map designation, three non-exclusive leases for surface mineral substances and one mining lease, for an aggregate area of 91,044.17 hectare.

Wallbridge holds all of the mineral titles for the Fenelon, Grasset, Detour East, Doigt, Martinière, Harri and Jérémie blocks. Midland owns the Casault claim block, for which Wallbridge has an option agreement to acquire an interest of up to 65%.

All the claim blocks are subject to royalties payable to various beneficiaries. The royalty interest held by Gold Royalty applies to the Fenelon Gold Property which forms part of the larger Fenelon block.

History

This content under this “History” section has been summarized from the Fenelon Technical Report and a historic technical report titled “NI 43-101 Technical Report for the Fenelon Gold Property, Québec, Canada” with an effective date of March 16, 2020 prepared for Wallbridge and available under its profile on SEDAR.

From 1980 – 1982, Teck Ltd. covered the property area with two geophysical surveys and drilled 1 hole.

Morrison Minerals Limited, a wholly owned subsidiary of Morrison Petroleums Ltd. explored from 1986 - 1990. In 1990, Morrison signed a joint venture agreement (the Casa Berardi Joint Venture (“CBJV”)) with Total Energold; work focused mainly on geophysical surveys.

In October 1992, Cyprus Canada Inc. purchased the CBJV interest from Energold and Morrison Minerals was amalgamated with OGY Petroleums Ltd (“OGY”). Only 16 staked claims from the original 38 had been maintained prior to a 1993 diamond drilling program; the most significant result in FA93-1 (185 m) was 2.84 g/t Au over 0.95 m.

In the first quarter of 1994, a diamond drilling program and two geophysical programs were completed. In May 1994, 192 new claims were staked to the north, south and west of the current Fenelon Gold Property and other existing claims were included. At this time, the property was comprised of 448 staked claims and a new joint venture was formed, the FAJV.

Another drilling program followed in 1995; visible gold was observed in 18 drill holes with the best result being FA-95-10 (14.24 g/t Au over 13.9 m).

In July 1995 OGY made an agreement with Fairstar Explorations Inc. (“Fairstar”) to transfer all of OGY’s interests in the CBJV to Fairstar, including the FAJV.

In October 1996, Fairstar became the operator of the FAJV and incurred roughly C$2 million in exploration expenditures over the course of the 1996-1997 winter field program. Cyprus did not contribute to this exploration program and was diluted down to 30%.

In July 1998, International Taurus Resources Inc. (“Taurus”) signed an agreement with Cyprus whereby Taurus acquired a 100% interest in Cyprus’ share of a portfolio of 20 properties in the Casa Berardi sector, including the FAJV. In May 2000, Fairstar granted Taurus an option to increase its interest in the FAJV by financing certain exploration expenditures, including the collection and processing of a bulk sample. Taurus became operator of the FAJV.

In 2001, a bulk sampling program was initiated by Taurus and a resource estimate was prepared. By October 16, 2001, Taurus had acquired a 66.67% interest in FAJV. Work on the property through 2004 included numerous drill holes, two resource estimates and underground development resulting in 2 bulk samples that produced 13,556 tons grading approximately 12.8 g/t Au.

In November 2004, the FAJV was shut down due to legal action brought against Taurus by Fairstar. On November 23, 2004, Taurus announced that it had agreed to merge with American Bonanza Gold Mining Corporation (“Bonanza”) to create a new gold company. Pursuant to the business combination, the new company agreed to acquire Fairstar’s interest in the Fenelon Gold Property.

Bonanza conducted a geological review in 2005, published a technical report and drilled 65 holes between 2005 and 2008.

In 2010 Balmoral Resources was granted the exclusive right to acquire Bonanza’s rights, titles and interests in a series of properties located in Québec and Ontario, including the Fenelon Gold Property. Balmoral drilled 41 holes in 2011 mostly testing the extension of the Discovery Zone.

In 2016 Wallbridge entered into a binding letter of intent dated May 24, 2016, to acquire a 100% interest in a 10.5-km2 subdivision of the Fenelon Gold Property from Balmoral for C$3.6 million.

Geological Setting, Mineralization and Deposit Types

This content under this “Geological Setting, Mineralization and Deposit Types” section has been summarized from the Fenelon Technical Report and a historic technical report titled “NI 43-101 Technical Report for the Fenelon Gold Property, Québec, Canada” with an effective date of March 16, 2020 prepared for Wallbridge and available under its profile on SEDAR.

The Fenelon Gold Property is located in the northwestern Archean Abitibi Subprovince, in the northernmost volcano sedimentary belt segment. The Fenelon Gold Property is located less than 1 km north of the Sunday Lake Fault Zone (“SLDZ”) and is mainly underlain by a turbiditic sedimentary basin and the eastern margin of the Jérémie Pluton. Metamorphism is at the upper greenschist facies (biotite zone).

The mineralized zones on the property are structurally controlled and affected by ductile deformation. The mineralization shares many similarities with orogenic gold deposits in terms of metal associations, wall-rock alteration assemblages and structural controls. Three domains of gold mineralization are present on the Fenelon Gold Property: The Main Gabbro zones, the newly discovered Tabasco and Cayenne zones, and the Area 51 zones. Gold is associated with disseminated pyrrhotite, chalcopyrite and pyrite, and minor sphalerite, arsenopyrite and marcasite. Native visible gold is fairly common in all zones.

The Main Gabbro contains seven zones; Fresno, Chipotle, Anaheim, Naga Viper, Paprika, Habanero and Serrano. The zones are restricted to a wide corridor of intensely altered gabbro between two panels of argillaceous sediments.

The Tabasco-Cayenne mineralized system occurs in turbiditic sediments between the Main Gabbro and the Jérémie Pluton. The zones trend N130 and dip steeply south. They form an anastomosing and sheared system with numerous secondary splays. The mineralization is discrete with a low sulphide content (<5%) and is mainly associated with silicification and sericitization. Gold intervals are associated with a pyrrhotite-chalcopyrite assemblage. Arsenopyrite and sphalerite are locally present. The best gold intervals associated with veining are in intersections with light grey quartz veins. High-grade gold intervals of more than 10 g/t over 0.5 to 1 m are common.

The Area 51 Zone is hosted in the Jérémie Pluton and its contact. It occurs as a series of parallel mineralized subzones grouped into two ENE-WSW trending corridors (Andromeda and Orion) parallel to the SLDZ. Gold mineralization is mainly associated with isolated or regularly spaced subparallel translucent grey quartz veins generally less than 2-3 cm thick.3

The mineralized zones on the Fenelon Gold Property have been metamorphosed to upper greenschist facies, near the regional boundary with the amphibolite facies. The mineralization shares many similarities with orogenic gold deposits (synonymous to mesothermal orogenic gold or greenstone-hosted quartz-carbonate vein deposits) in terms of metal.

The majority of gold deposits in metamorphic terranes are located adjacent to first-order, deep-crustal fault zones (e.g., Cadillac-Larder Lake, Porcupine-Detour, Casa Berardi and Sunday Lake in the Abitibi), which show complex structural histories and may extend along strike for hundreds of kilometers with widths of as much as a few thousand meters.

Most orogenic gold deposits occur in greenschist facies rocks, but significant orebodies can be present in lower- or higher-grade rocks. It is typically associated with iron-carbonate alteration. One of the key structural factors for gold mineralization emplacement is the late strike-slip movement event that reactivated earlier-formed structures within the orogeny, which is found along the SLDZ.

Exploration and Drilling

In 2016, Wallbridge started exploring the Fenelon Gold Property immediately after acquiring it. The program involved reviewing historical drilling from the mine workings and sampling previously unsampled historical drill core, where warranted. The results from the first three sample batches included one with visible gold that assayed 89.3 g/t Au over 0.35 m.

Wallbridge announced the results from the first two batches in the press release of November 16, 2016. Of the 176 samples (179 m), 25 (14%) returned values greater than 0.5 g/t. Highlights included:

●	89.30 g/t Au over 0.35 m in DDH 1050-005
●	4.21 g/t Au over 0.72 m in DDH 1100-001
●	3.91 g/t Au over 0.99 m in DDH 1110-001
●	2.55 g/t Au over 1.57 m in DDH FA-02-214

Results from the third batch were announced in the press release of December 5, 2016. Of the 275 new samples, 3 samples returned values greater than 5 g/t, 29 samples (>10%) returned >0.5 g/t, and 34 samples returned grades ranging from 0.5 g/t to 0.1 g/t. Highlights included:

●	19.7 g/t Au over 1.90 m in DDH 1050-005, including:
	○	47.94 g/t over 0.75 m
	○	89.3 g/t over 0.35 m
●	8.37 g/t Au over 1.25 m in DDH 1040-002; together with historical assays, this forms part of an intersection of 20.17 g/t Au over 6.21

In February 2019, an OreVision® surface IP survey was carried out by Abitibi Geophysics Inc. to test a 600-m strike length of the gold-hosting environment northwest of the Fenelon Gold System. These results were integrated with existing geophysical data to produce a 3D model, which was used to guide geological modelling and drill targeting.

A detailed airborne magnetic survey was completed over the Fenelon claim block between June 19 and August 21, 2020. The survey used an unmanned aerial vehicle (“UAV”) to fly 4,996 line-km at 20-m line spacing, with tie lines at 200 m. The survey’s tight line spacing close to the ground yielded high-resolution data

The Fenelon Technical Report discloses that Wallbridge drilled 553 holes (surface and underground) on the Fenelon claim block from 2017 to 2020, for a total of 202,065 m. The following table summarizing such drilling programs has been reproduced from the Fenelon Technical Report:

	Surface		Underground		Total
Year	DDH Count	Length (m)	DDH Count	Length (m)	DDH Count	Length (m)
2017	33	6,346	-	-	33	6,346
2018	21	7,412	92	10,902	113	18,314
2019	64	45,830	167	31,556	231	77,386
2020	127	96,889	49	3,130	176	100,019
TOTAL	245	156,477	308	45,588	553	202,065

Wallbridge disclosed that in 2017, the main objective was to use surface drill holes to expand the exploration targets near existing infrastructure and above a depth of 150 m. Mineralization was confirmed to a distance of 120 m from the existing deposit, and two new gold-bearing structures were identified. The following table summarizing results of the 2017 drilling program has been reproduced from the Fenelon Technical Report:

Hole ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Zone/Corridor
FA-17-07	122.10	129.16	7.06	141.16
FA-17-17	134.86	137.92	3.06	311.08	Naga Viper
FA-17-26	139.83	146.85	7.02	260.44
FA-17-27	130.12	134.85	4.73	80.42	Habanero
FA-17-31	45.60	46.62	1.02	18.95	Cayenne
FA-17-32	105.55	106.21	0.66	11.30	Habanero

In 2018, Wallbridge conducted an underground and surface diamond drilling program. The underground campaign ran from early June to the end of December. The aim of the surface program was to follow known mineralized zones to depths of 300 to 400 m and to test for additional zones away from the mine workings. Mineralized zones containing chalcopyrite, an indicator mineral for the gold-bearing system, were intersected in nine (9) of the holes. Visible gold was observed in two (2) holes: FA-18-038 at a vertical depth of 325 m and drill hole FA-18-051 at a vertical depth of 380 m, making them the deepest occurrences of visible gold at that time on the property. Other deep (500 to 650 m) holes drilled during the program (FA-18-040, FA- 18-044 and FA-18-047) confirmed the depth extensions of the host lithologies (i.e., gabbro) and the mineralized shear zones. The following table summarizing results of the 2018 drilling program has been reproduced from the Fenelon Technical Report:

Hole ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Zone/ Corridor	Target
18-1035-019	72.50	77.35	4.85	137.63	Naga	High-grade shoots down to the 5130 level (~120 m depth) using a spacing of 6 to 7 m to validate the geological model and demonstrate the continuity of high-grade shoots.
18-1035-005	58.77	64.90	6.13	48.81	Viper
18-1035-017	56.00	66.13	10.13	50.31	Chipotle
18-1035-013	27.36	29.48	2.12	144.96
18-5175-021	105.45	110.55	6.10	144.47	Naga Viper	The high-grade domain in this mineralized structure shows continuity over 20 drill intersections.
18-0990-007	132.02	134.97	2.95	122.35
18-0990-011	104.41	112.20	7.79	54.45
18-0990-010	111.40	116.92	5.52	41.02
18-0990-017	106.83	108.53	1.70	134.57	Paprika	The western end of the Main Gabbro zones.
18-1030-009	77.58	81.00	3.42	35.91
18-1000-009	31.23	33.39	2.16	87.63	Fresno
18-1110-004	53.26	57.53	4.27	13.62	Naga Viper	The eastern end of the Main Gabbro zones.
18-1130-004	36.66	41.54	4.88	6.23
FA-18-051	501.46	506.24	4.78	3.13	Area 51	A previously unknown, approximately 200-m-wide package of favourable intermediate to mafic host rocks with low-grade gold mineralization throughout.
FA-18-051	534.00	552.96	18.96	4.09
including	543.00	552.96	9.96	4.09
and	593.50	596.90	3.40	5.16
and	633.00	634.44	1.44	5.92
FA-18-038	440.46	441.46	1.00	29.90	Tabasco	Interpreted to be the depth extension of the Tabasco Zone.
FA-18-038	213.39	216.38	2.99	4.70	Habanero
FA-18-040	276.00	276.58	0.58	19.18	Cayenne	Extends the Cayenne Zone approximately 100 m to the northwest.
FA-18-040	531.00	534.27	3.27	3.08	Tabasco	A new zone at depth in the Tabasco South area.

The underground infill drilling component of the 2019 drilling program was designed to extend known zones below the 2018/2019 bulk sample development to a depth of 350 m. It was performed from the 5150 level and from the 230-m-long exploration drift on the 5130 level (125 m depth). The completion of this exploration drift by the end of February 2019 facilitated resource drilling to greater depths (approximately 350-400 m) and along strike, including the Tabasco and Cayenne corridors, as well as the newly discovered Area 51 system. The surface exploration drilling component expanded the footprint of the Fenelon Gold System to a strike length of 1,000 m, a width of 600 m along the margin of the Jérémie Pluton, and a vertical depth of 850 m. In addition to the known NW-SE structural trend, the campaign confirmed the Area 51 Zone as an ENE-WSW trend controlling high-grade mineralization. The following table summarizing results of the 2019 drilling program has been reproduced from the Fenelon Technical Report:

Hole ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Zone/ Corridor	Target
FA-19-052	477.56	576.47	98.91	2.81	Area 51	The first hole of the 2019 surface drilling program (FA-19-052) confirmed the significance of Area 51, a previously unknown corridor that had been discovered in the last hole of the 2018 program (FA- 18-051), approximately 300 m west of the bulk sample area.
including	565.25	576.47	11.22	15.93
and	493.76	500.00	6.24	8.71
and	482.90	485.50	2.60	4.57
and	516.34	518.70	2.36	5.63
FA-19-059	665.70	676.74	11.04	17.58	Cayenne	The high-grade gold mineralization hosted by the Main Gabbro was also extended to a vertical depth of 600 m.
FA-19-086	595.67	643.68	48.01	22.73	Tabasco	A shear zone in near-surface sediments, the Tabasco Zone is extended to a vertical depth of 850 m, showing continuity and increasing gold endowment with depth as it approaches more favourable host rocks, like the Jérémie Pluton or the Main Gabbro.
FA-19-103	785.00	804.00	19.00	43.47
FA-19-094	717.45	727.15	9.70	32.18
FA-19-099	1008.45	1044.00	35.55	4.16
FA-19-052	362.50	590.30	227.80	1.46	Area 51	Continuity of mineralization in the Area 51 system is now suggested by several intersections that include wide intersections of near-surface gold mineralization.
including	565.25	576.47	11.22	15.93
FA-19-080	131.84	202.83	70.99	1.21
including	131.84	139.13	7.29	5.13
FA-19-059			78.75	1.02
including	368.55	386.15	17.60	3.28
FA-19-065	321.95	513.85	191.90	0.98
including	463.47	476.18	12.71	5.00
FA-19-089	714.12	714.63	0.51	83.18	Geological geophysical target	Potential for Area 51-style gold mineralization along the approximately four-kilometre strike length of the Jérémie Diorite.

Six drill rigs were operating on the Property for the 2020 Drilling Program. Five concentrated on exploration drilling from surface, forming widely spaced step-outs to define the footprint of the Fenelon Gold System, with a particular focus on testing Area 51. The sixth rig was used for closely spaced underground definition drilling in the Main Gabbro zones near the mine’s underground workings. The following table summarizing results of the 2020 drilling program has been reproduced from the Fenelon Technical Report:

Hole ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Zone	Target
FA-20-181	699.00	799.60	100.60	5.07	Tabasco- Cayenne shear zones	Expands the Tabasco-Cayenne- Area 51 mineralization on the original Fenelon Gold Property
FA-20-128	844.00	900.00	56.00	4.84
FA-20-134	1001.45	1053.15	51.70	4.06
including	1001.45	1005.10	3.65	41.01
FA-20-116	617.50	676.00	58.50	1.70	Jérémie Diorite- hosted Area 51	Potentially open pit / bulk-mineable intercepts
FA-20-113	585.10	667.50	82.40	1.01
FA-20-186	99.60	174.00	74.40	1.24
FA-20-115	510.50	549.00	38.50	2.06
FA-20-116	661.15	676.00	14.85	5.77		Potentially underground bulk- mineable intercepts
FA-20-115	510.50	517.00	6.50	9.28
19-915-020	411.20	417.20	6.00	7.18
FA-20-107	541.75	545.85	4.10	19.55		Potentially underground mineable intercepts
FA-20-118	387.00	387.50	0.50	307.74
FA-20-128	166.60	167.20	0.60	121.00
19-0915-025	226.90	227.60	0.70	78.21
FA-20-160	508.00	513.35	5.35	13.03	Area 51 West Extension	Expands the Area 51 vein network 500 m to the west
including	512.75	513.35	0.60	106.00
FA-20-165	275.40	281.05	5.65	6.76
including	276.90	278.85	1.95	18.89
FA-20-185	73.55	94.00	20.45	5.95	Western part of Area 51–Titan	Demonstrates the growing open pit resource potential, especially in Area 51. Near-surface intercepts in the western part of Area 51
and	124.00	164.95	40.95	1.05
FA-20-186	99.60	174.00	74.40	1.24

On November 9, 2021, Wallbridge announced a maiden Mineral Resource estimate for Fenelon based on 1,040 recent and historic drill holes totaling approximately 358,000 m, variably spaced from 20 to 200 m on the Gabbro, Tabasco/Cayenne and Area 51 zones. This includes 650 drill holes totaling approximately 292,000 m drilled by Wallbridge since 2016 on the Tabasco/Cayenne and Area 51 zones. The November 9, 2021 release by Wallbridge also included an updated Mineral Resource estimate for the Martinière gold property. However, Gold Royalty does not own a royalty interest on this property. The proceeding sections provide additional information on the parameters, methodology and assumptions used in calculating the Fenelon Gold Property Mineral Resource estimate.

On December 9, 2021 Wallbridge further announced additional results of the drilling program relating to its maiden Mineral Resource estimate for the project. The results of these drill holes were not received in time for inclusion into the Mineral Resource estimate, however, they provide further confidence on the robustness of the resource. Drill hole intersections that are located within indicated or inferred blocks of the November 2021 Mineral Resource estimate are reported as ‘In-Fill Drill Results’, while intercepts outside of those blocks are reported as ‘Expansion Drill Results’. Highlights from the December 9, 2021 press release include the following (full details and complete tables of results can be found in Wallbridge’s December 9, 2021 press release):

Resource In-fill Drill Results

FA-21-266	2.30 g/t Au over 19.55 metres in Area 51, and
1.71 g/t Au over 35.55 metres, including
4.73 g/t Au over 5.40 metres in the Tabasco Zone;

FA-21-266-W4	3.84 g/t Au over 21.15 metres, including
26.25 g/t Au over 1.50 metres, and
5.60 g/t Au over 5.60 metres in the Tabasco Zone;

FA-21-279	8.94 g/t Au over 4.00 metres, including
26.59 g/t Au over 1.30 metres, and
2.50 g/t Au over 16.10 metres, including
3.16 g/t Au over 12.20 metres in the Contact Zone, and
5.18 g/t Au over 8.00 metres, including
29.48 g/t Au over 1.10 metres in the Tabasco Zone;

FA-21-283B	10.98 g/t Au over 8.40 metres, including
29.95 g/t Au over 3.00 metres, and
1.22 g/t Au over 23.25 metres in the Contact Zone;

FA-21-284	3.66 g/t Au over 7.95 metres in the Contact Zone;

FA-21-285	1.04 g/t Au over 43.90 metres in the Contact Zone;

FA-21-289	3.13 g/t Au over 11.00 metres, including
5.23 g/t Au over 5.70 metres, and
2.07 g/t Au over 35.00 metres, including
9.37 g/t Au over 5.60 metres in Area 51.

Resource Expansion Drill Results

Highlight expansion intersections from Wallbridge’s December 9, 2021 news release include:

FA-21-296	0.55 g/t Au over 47.40 metres, including
4.84 g/t Au over 3.00 metres in Area 51.

Mineral Processing and Metallurgical Testing

The 2018 and 2019 bulk samples were divided into five batches from September 11, 2018 to April 18, 2019. A total of 36,160 dry metric tons were treated. The average head grade, including the 767 oz of gold in tails, was 17.37 g/t Au with an overall recovery of 96.20%. The samples were treated at the Camflo ore processing facilities owned by Monarques Gold Corporation.

The commercial-scale milling to process the 2018 and 2019 bulk sample batches corroborates the test work results completed by the CRM but with a lower cyanide consumption.

The relatively low work index for the Fenelon material, combined with the presence of chalcopyrite and pyrrhotite, does not affect the leaching time or the recovery as anticipated given the test work results from the Certified Reference Material.

The Camflo milling facilities with the modifications described above seem adequate to successfully treat the material from the Fenelon Gold Project.

Mineral Resource

The Fenelon Technical Report disclosed a Mineral Resource estimate that is not applicable to the Fenelon Gold Property to which the Gold Royalty NSR interest applies. Wallbridge announced a maiden Mineral Resource estimate for the Fenelon Gold Property in a news release dated November 9, 2021. The following information has been extracted from such news release:

Category	Cut-off Grade (g/t Au)	Metric Tonnes	Grade (Au g/t)	Troy Ounces (oz Au)	Total Ounces
Indicated	In Pit > 0.35 UG > 1.50	28,132,000 7,885,800	1.45 3.23	1,307,600 819,300	2,126,900
Inferred	In Pit > 0.35 UG > 1.50	22,102,500 6,888,900	1.18 2.83	841,400 626,000	1,467,400

Notes:

1.	Based upon CIM Definition Standards and the Canadian Institute of Mining, Metallurgy and Petroleum's Mineral Resources and Mineral Reserves Best Practice Guidelines. These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

2.	The press release disclosed that the qualified persons of Wallbridge were not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues, or any other relevant issue, that could materially affect the potential development of Mineral Resources other than those discussed in the Mineral Resource estimate.

3.	For Fenelon, a density value of 2.80 g/cm3, supported by measurements, was applied to the bedrock. Sixty-one high-grade zones and five low-grade envelopes were modelled in 3D using a minimum true width of 2.0 m. High-grade capping was done on raw assay data and established on a per-zone basis and ranges between 25 g/t and 110 g/t Au (except Gabbro zones where it ranged from 35 g/t to 330 g/t) for the high-grade zones and ranges between 8 g/t and 35 g/t Au for the low-grade envelopes. Composites (1.5 m) were calculated within the zones and envelopes using the grade of the adjacent material when assayed or a value of zero when not assayed.

4.	The reasonable prospect for eventual economic extraction is met by having constraining volumes applied to any blocks (potential surface or underground extraction scenario) using Whittle and the Deswik Stope Optimizer (DSO) and by the application of cut-off grades, as shown in the above table, were calculated using a gold price of $1,607/oz and an exchange rate of $1.31/C$.

5.	Results are presented in-situ. Ounce (troy) = metric tons x grade / 31.10348. The number of tonnes and ounces was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations as per NI 43-101.

The maiden Mineral Resource estimate for Fenelon had an effective date of November 9, 2021 and is based on 1,040 recent and historic drill holes totaling approximately 358,000 m, variably spaced from 20 to 200 m on the Gabbro, Tabasco/Cayenne and Area 51 zones. This includes 650 drill holes totaling approximately 292,000 m drilled by Wallbridge since 2016 on the Tabasco/Cayenne and Area 51 zones.

For the deposit, the geological, litho-structural, and 3D modelling of the mineralized zones was prepared in Leapfrog Geo and the Mineral Resource estimates were prepared in Leapfrog Edge using a sub-block model of 6m x 6m x 6m parent blocks. Gold grades were calculated using the Ordinary Kriging interpolation method for Fenelon.

The Mineral Resources are categorized as Indicated and Inferred based on drill spacing, as well as geological and grade continuity. For Fenelon, in the Tabasco/Cayenne Zones, a maximum distance to the closest composite of 35 m for Indicated and 70 m for Inferred while 25 m was used for Indicated and 50 m for Inferred in all other zones.

The reasonable prospect for an eventual economical extraction is met by having used reasonable cut-off grades both for a potential open pit and underground extraction scenarios, a minimum width, and constraining volumes (Deswik shapes and optimized pit-shell). The cut-off calculation is based on the assumed parameters listed below as set forth in Wallbridge’s November 9, 2021 news release:

The sensitivity of the cut-off grades on the Mineral Resources of the Fenelon project is presented below:

Sensitivity in-pit Fenelon

Sensitivity underground Fenelon

Sensitivity underground Fenelon

Other Relevant Data and Information

Bulk Samples

Three bulk sampling programs have been carried out by different owners for a collective total of 57,431 tonnes at an average recovery grade of 14.62 g/t Au, yielding 26,905 oz of gold. The following table breaks down the bulk sample results by owner, as reported in the Fenelon Technical Report.

Owner	Year	From	Tonnes	Grade (g/t Au)	Ounces (Au)
Taurus	2001	Surface	13,752	9.6	4,245
Taurus	2004	Underground	8,169	10.25	2,595
Wallbridge	2018-2019	Underground	35,510	17.57	20,065

Permits and Consultation

In addition to the mandatory exploration permits (for tree cutting to provide road access for the drill rig or to conduct drilling and stripping work), Wallbridge acquired in early 2018 a permit for the dewatering, water treatment and discharge of water from the open-pit and old underground infrastructure as well as for the beginning of underground exploration activities.

Wallbridge has an active bulk sample permit for its Main Gabbro Zone and is in the process of acquiring a permit to start production at a rate of 500 tpd. An impact assessment study is underway. Wallbridge will determine the merits of this production when permits are received.

Wallbridge submitted a request to the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”) for the Fenelon Gold project in May 2019. The project is described as a 25,000 t bulk sample and an additional two years of production with an average of 400 tpd or 145,000 to 155,000 tonnes per year.

As the Fenelon Gold Property is located on territory regulated by the James Bay and Northern Québec Agreement (“JBNQA”), the project description was provided to the evaluation committee composed of representatives from the Cree First Nations, and provincial and federal authorities. The evaluation committee determined that the Project must complete an environmental and social impact assessment (“ESIA”), and MELCC provided the ESIA guidelines to Wallbridge in October 2019. The submission of the ESIA is anticipated for Q2 2020.

The site restoration plan and costs are being updated for the production phase. The current closure costs for the exploration phase are estimated at C$1,089,860 based on the 2017 restoration plan presented to the Ministère de l’Énergie et des Ressources Naturelles du Québec. The updated restoration plan will be submitted following the ESIA application.

Wallbridge conducts consultation activities with the Cree and Abitibiwinni First Nations through meetings, site visits and monthly bulletins. Once the ESIA began in 2019, a formal consultation plan and schedule was prepared to identify the potentially interested and/or impacted First Nations and stakeholders.

Sampling, Analysis and Data Verification

Drill core is boxed and sealed at the drill rigs and delivered to the logging facility where a Wallbridge technician takes over the core handling. Drill core is logged and sampled by experienced geologists who then mark samples by placing a unique ID tag at the end of each core sample interval. Samples are sawn in half and one half of the core is placed in a plastic bag along with a detached portion of the unique bar-coded sample tag, and the other half of the core is returned to the core box. The core boxes are stockpiled or stored in outdoor core racks for future reference. Individual sample bags are placed in rice bags along with the list of samples.

For the 2018-2019 bulk sample, the muck from each development round was sampled either in the re-muck bay or on surface, where muck piles of each round were kept separate until assay results are received. The muck from blasted long hole stopes was sampled from the scoop buckets: 1 sample every 6 buckets for a 3.5-yard scoop and 1 every 3 buckets for a 6-yard scoop.

Muck samples were 4-5 kg each and made up of a number of smaller pieces taken randomly from various parts of the muck pile or bucket. Samples were placed in a plastic bag along with the detached portion of the unique bar-coded sample tag, and identifying information (date, shift, operator name, and stope or development round) was written on the remaining tag portion in the booklet.

The muck samples were sent to the assay laboratory at the Sleeping Giant Mill, located halfway between Amos and Matagami (Québec). The laboratory at the Sleeping Giant Mill is not certified; nevertheless, internal protocols applied at the laboratory are considered consistent with current industry standards.

For the 2017 program, samples were prepared and assayed at the ALS Minerals laboratory facility in Val-d’Or. Samples from 2018 and 2019 were prepared by SGS Canada Inc. in Val-d’Or and analyzed at their Lakefield laboratory in Ontario. Since the fall of 2019, samples have been submitted to both laboratories.

Wallbridge geologists were responsible for the quality assurance/quality control and database compilation. Upon receiving the analytical results, the geologists extracted the results for blanks and standards to compare against the expected values. If quality assurance/quality control acceptability was achieved for the analytical batch, the data were entered into the project database; if not, the batch was retested.

The Fenelon Technical Report authors’ data verification included visits to the Fenelon Gold Property, drill sites (surface and underground), outcrops and core logging facilities, as well as an independent review of the data for selected drill holes (surveyor certificates, assay certificates, quality assurance/quality control program and results, downhole surveys, lithologies, alteration and structures), and a validation of mined-out voids.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gold Royalty Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2021

General

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of the factors that affected Gold Royalty’s performance during the periods presented, including matters that have affected reported operations, and matters that are reasonably likely based on management’s assessment to have a material impact on future operations and results.

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Gold Royalty Corp., for the year ended September 30, 2021, should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended September 30, 2021 and 2020.

The Company’s financial statements for the year ended September 30, 2021, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise stated, all information contained in this MD&A is as of December 23, 2021.

Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Reference in this MD&A to the “Company” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	the Company’s plans and objectives, including its acquisition and growth strategy;
●	the Company’s future financial and operational performance;
●	royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
●	expectations regarding the royalty and other interests of the Company;
●	the plans of the operators of properties where the Company owns royalty interests;
●	estimates of Mineral Reserves and Mineral Resources on the projects in which the Company has royalty interests;
●	estimates regarding future revenue, expenses and needs for additional financing;
●	adequacy of capital and financing needs;
●	the Company’s proposed credit facility; and
●	expectations regarding the impacts of COVID-19 on the operators of the properties underlying the Company’s interests.

These forward-looking statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

●	the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate;
●	current gold, base metal and other commodity prices will be sustained, or will improve;
●	the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
●	any additional financing required by the Company will be available on reasonable terms;
●	the Company and its proposed lender will complete definitive documentation and satisfy conditions to its proposed credit facility; and
●	operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

●	dependence on third-party operators;
●	a substantial majority of the Company’s current royalty interests are on exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;
●	volatility in gold and other commodity prices;
●	the Company has limited or no access to data or the operations underlying its interests;
●	a significant portion of the Company’s revenues is derived from a small number of operating properties;
●	the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
●	the Company may enter into acquisitions and other material transactions at any time;
●	the Company’s future growth is to a large extent dependent on its acquisition strategy;
●	as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
●	certain of the Company’s royalty interests are subject to buy-back or other rights of third-parties;
●	risks related to epidemics, pandemics or other public health crises, including COVID-19, and the potential impact thereof on the Company and the operators of the properties underlying its interests;
●	risks related to Mineral Reserve estimates and Mineral Resource estimates completed by third-party owners and operators on the projects underlying the Company’s interests, including that such estimates may be subject to significant revision;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	potential conflicts of interests;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	the availability of any necessary financing in the future on acceptable terms or at all;
●	litigation risks;
●	the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and
●	the other factors discussed under “Item 3. Key Information – D. Risk Factors” in the Company’s Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in the Annual Report for further information regarding key risks faced by the Company.

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The scientific and technical information contained in this document relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under National Instrument 43-101 and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia.

Business Overview

GRC is a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. The Company’s diversified portfolio includes 191 royalties across producing, developing, advanced-exploration and early-exploration staged properties.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada. The Company’s common share and its common share purchase warrant are listed on the NYSE American under the symbols ‘GROY” and “GROY.WS”, respectively.

Business Strategy

The Company’s mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors. The Company does not conduct exploration, development or mining operations on the properties in which it holds interests and it is not required to contribute capital costs for these properties.

In addition, the Company seeks to acquire and manage additional royalties, streams and other interests on gold and other precious metals projects. In the ordinary course of business, the Company engages in a continual review of opportunities to acquire royalty, stream or similar interests, to establish new interests on mining projects, to create new royalty, stream or similar interests through the financing of mine development or exploration, or to acquire companies that hold such interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review, including, for example, the engagement of consultants and advisors to analyze particular opportunities, the Company’s analysis of technical, financial, legal and other confidential information of particular opportunities, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes.

As a result of its acquisition of Ely Gold Royalties Inc. (“Ely”), Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and Abitibi Royalties Inc. (“Abitibi”) and the addition of certain of their personnel to our team, the Company also implements a “royalty generator model” to complement its overall royalty business. As part of this model, these acquired subsidiaries hold, and may, from time to time, acquire through prospecting and staking or otherwise additional mineral properties, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest. Currently, the Company indirectly holds approximately 45 exploration properties as part of this royalty generator model. The Company believes the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

Fiscal 2021 Highlights

In fiscal 2021, the Company has taken several important steps in advancing its business strategy, which have impacted, and are expected to continue to impact, the Company’s financial condition and results of operations. These actions are discussed in greater detail below and include, among other things:

●	the Company completed its initial public offering (the “IPO”) in March 2021 for gross proceeds of $90 million;
●	the Company furthered its stated business plan by successfully completing the acquisitions of the outstanding shares of Ely in August 2021 and the acquisition of five gold royalty interests in August 2021 on properties managed by Monarch Mining Corporation (“Monarch”);
●	in addition, the Company announced that it had entered into an agreement to acquire the outstanding shares of Golden Valley and Abitibi, which was completed subsequent to the fiscal year end in November 2021; and
●	substantially diversified its portfolio to include 6 royalties on producing projects, 21 royalties on developing projects, 30 royalties on advanced-exploration stage projects and 134 royalties on early-exploration stage properties.

Selected 2021 Developments

The following is a description of selected developments respecting the business of the Company since the beginning of the year ended September 30, 2021.

GoldMining Royalty Purchase Agreement

On November 27, 2020, the Company entered into a royalty purchase agreement with GoldMining Inc. (“GoldMining”), pursuant to which GoldMining caused its applicable subsidiaries to create and issue to the Company net smelter return (“NSR”) royalties ranging from 0.5% to 2.0% on 17 gold properties and assign certain buyback rights to the Company. The royalties acquired included:

●	a 0.5% NSR on the Almaden Project, located in Idaho, USA;
●	a 1.0% NSR on the Batistão Project, located in Brazil;
●	a 1.0% NSR on the Cachoeira Project, located in Brazil;
●	a 1.0% NSR on the Crucero Project, located in Peru;
●	a 2.0% NSR on the La Mina Project, located in Colombia;
●	a 1.0% NSR on the São Jorge Project, located in Brazil;
●	a 1.0% NSR on the Surubim Project, located in Brazil, including the Surubim and Rio Novo areas;
●	a 2.0% NSR on the Titiribi Project, located Colombia;
●	a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;
●	a 1.0% NSR on the Yarumalito Project, located in Colombia; and
●	a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties.

December 2020 Private Placement

On December 4, 2020, the Company completed a private placement, pursuant to which it issued 1,325,000 common shares at a subscription price of $2.15 per share for gross proceeds of $2,848,750.

Initial Public Offering

On March 8, 2021, the Company entered into an underwriting agreement with H.C. Wainwright & Co., LLC and BMO Capital Markets Corp. (collectively the “Underwriters”) for an offering of 18,000,000 units of the Company (the “Units”) at a price of $5.00 per Unit. Each Unit consists of one common share (a “GRC Share”) and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of $7.50 per share until March 11, 2024.

The Company granted the Underwriters the over-allotment option (the “Over-Allotment Option”) to purchase up to 2,700,000 GRC Shares and/or 1,350,000 common share purchase warrants at $4.995 per GRC Share and $0.01 per common share purchase warrant, respectively. The Company agreed to reimburse the Underwriters for certain fees and disbursements.

On March 11, 2021, the Company issued 18,000,000 Units at a price of $5.00 per Unit for gross proceeds of $90,000,000. Further, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional GRC Shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. In connection with the IPO, the Company incurred securities issuance costs of $5,570,844, of which $5,081,064 represented cash fees paid to the Underwriters.

Quartz Mountain Royalty Acquisition

On February 1, 2021, the Company entered into a royalty purchase agreement with Quartz Mountain Resources Ltd. and Wavecrest Resources Inc. Pursuant to the terms of the agreement, the Company acquired a 1% NSR royalty on a portion of the Quartz Mountain Project located in Oregon, USA, for cash consideration of $150,000.

Acquisition of Monarch Royalties

On August 5, 2021 the Company announced that it had completed five gold royalty interests on properties managed by Monarch. The royalties comprised of:

●	a C$2.50 per tonne royalty on material processed through Monarch’s Beacon Mill originating from the Beaufor mine operations;
●	2.5% NSR on each of Monarch’s Croinor Gold, McKenzie Break and Swanson properties, each located in Québec, Canada; and
●	a 1% NSR on Monarch’s Beaufor property, located in Québec Canada held by Caisse de dépôt et placement du Québec.

The total consideration was approximately $12 million (C$15 million), of which approximately $9 million (C$11.25 million) was paid on closing and approximately $3 million (C$3.75 million) is payable upon the 6-month anniversary of closing. Pursuant to the royalty agreements, Monarch has the right to repurchase a 1.25% NSR on each of the Croinor Gold, McKenzie Break and Swanson properties for C$2 million per property. Such rights may only be exercised by Monarch for a period of 30 days after December 31, 2027 after the gold price as quoted by the London Bullion Market exceeds $2,000 per ounce continuously for 30 consecutive days.

Acquisition of Ely

On August 23, 2021, the Company completed the acquisition of all of the outstanding common shares Ely (the “Ely Shares”) by way of a statutory plan of arrangement (the “Ely Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Ely Arrangement, the Company issued 30,902,176 GRC Shares and paid $65 million (C$84 million) in cash. As a result of the Ely Arrangement, each of the 15,946,732 warrants to purchase Ely Shares (an “Ely Warrant”) that were outstanding immediately prior to the effective time thereof represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001 in cash.

In addition, pursuant to the Ely Arrangement, each outstanding option to purchase Ely Shares (the “Ely Options”) that was not exercised prior to the effective time of the Ely Arrangement was, at the effective time, assigned and transferred by the holder thereof to Ely and such holder then became entitled to receive a number of Ely Shares equal to the “In-the-Money Amount”, being the amount by which the cash consideration of C$1.46 per Ely Share, exceeded the exercise price of the applicable Ely Option , with the number of Ely Shares equal to such amount divided by the cash consideration.

On completion of the transaction, Ely’s royalty interests, included, among others:

Project Name	Jurisdiction	Royalty
Producing
Jerritt Canyon Mine	Nevada, USA	0.5% NSR Per Ton Royalty (“PTR”) (sliding scale based on metal price)
Isabella Pearl Project	Nevada, USA	0.375% Gross Revenue Royalty
Marigold Mine	Nevada, USA	0.75% NSR
Rawhide Mine	Nevada, USA	15% Net Profit Interest (“NPI”)
Developing
Fenelon Gold Property	Québec, Canada	2.0% NSR
REN Project	Nevada, USA	1.5% NSR 3.5% NPI
Gold Rock Project	Nevada, USA	0.5% NSR
Lincoln Hill Project	Nevada, USA	2.0% NSR
Hog Ranch Project	Nevada, USA	2.25% NSR

The Ely Arrangement closed approximately one month before the end of our 2021 fiscal year, hence it did not have a significant impact on our results of operation for the 2021 fiscal year. We expect the Ely Arrangement to materially affect the Company’s future operating results.

Investment into Prospector Royalty Corp

On August 31, 2021, the Company made a $1.6 million (C$2 million) investment for a 12.5% equity interest in Prospector Royalty Corp. (“PRC”). Concurrent with the transaction, Timothy Young was appointed to the advisory board of the Company.

In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC’s proprietary digitized royalty database.

Business Combination with Golden Valley and Abitibi

On September 6, 2021, the Company entered into definitive agreements with each of Golden Valley and Abitibi, pursuant to which the Company would acquire all of the outstanding common shares of Golden Valley and Abitibi by way of statutory plans of arrangements (collectively, the “Golden Valley and Abitibi Arrangements”).

The Golden Valley and Abitibi Arrangements became effective on November 5, 2021. Pursuant to the terms thereof, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, with:

●	GRC issued 2.1417 GRC Shares to Golden Valley shareholders for each Golden Valley common share; and
●	GRC issued 4.6119 GRC Shares to Abitibi shareholders for each Abitibi common share.

The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on closing consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the plan of arrangement with Golden Valley, each of Golden Valley’s 1,166,389 share purchase options that were outstanding immediately prior to the effective time were exchanged for options to purchase 2,498,045 GRC Shares.

Based on the share price of the GRC Shares, and the estimated fair value of GRC share options issued in exchange for Golden Valley options, the total consideration of the acquisition was approximately $306 million. The total amount of cash and marketable securities acquired by the Company through the transactions was approximately $35 million. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi from November 5, 2021. Consequently, such operating results, cash flows and net assets are not included in the Company’s results for the 2021 fiscal year. We expect such acquisition to materially affect the Company’s future operating results.

On completion of the transaction, the Company’s directly and indirectly held royalties, included, among other things:

●	Four royalties (1.5% NSR, 2% NSR, 3% NSR, 15% NPI) on portions of the Canadian Malartic Property; and
●	A royalty (2.5% to 4.0% NSR) on Cheechoo, proximate to Newmont Corporation’s Éléonore Mine in Québec.

Golden Valley is a company existing under the laws of Canada which carried on generative programs and systematic exploration efforts at majority-owned grassroots projects. Golden Valley owns 44.98% of the common shares of Abitibi Royalties.

See “Selected Asset Updates” for information regarding recent developments respecting the selected projects in which the Company holds royalty interests.

Intention to Offer to Acquire Elemental Royalties

On December 20, 2021, the Company announced its intention to pursue an offer to acquire all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”) for consideration consisting of 0.27 of the Company’s common shares in exchange for each Elemental Share (the “Offer”).

Details of the Offer will be included in a take-over bid circular and letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) to be filed with applicable Canadian securities regulatory authorities and mailed to Elemental shareholders.

The Offer will be subject to certain customary conditions of completion, including, among others: there having been validly deposited under the Offer, and not withdrawn, that number of Elemental Shares representing more than 50% of the outstanding Elemental Shares, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by the Company or by any person acting jointly or in concert with the Company; there having been validly deposited under the Offer and not withdrawn that number of Elemental Shares representing at least 66 2/3% of the outstanding Elemental Shares (calculated on a fully diluted basis), excluding Elemental Shares held by the Company; receipt of all necessary regulatory approvals; customary approval of the NYSE American in relation to the issuance and listing of the additional common shares under the Offer; and the absence of material changes to the business of Elemental. There can be no assurance that the conditions of the Offer will be satisfied or that the Company will otherwise be successful in completing the Offer.

The information herein regarding the proposed Offer is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire Elemental securities and to issue securities of the Company will be made solely by, and subject to the terms and conditions set out in the Offer Documents.

COVID-19 Pandemic and Current Economic Environment

The Company continues to closely monitor the ongoing COVID-19 pandemic. While governments have implemented vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impact global economic activity. From time to time, numerous governments implemented measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. Despite reductions in such measures and the current vaccination programs instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

The Company cannot currently predict whether the recent emergence of new strains or continued infections or fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects which could have a material adverse impact on the Company’s results of operations and financial condition. In addition, the ongoing COVID-19 pandemic and related mobility, travel and other restrictions are expected to continue to impact the Company’s ability to complete site-visits and diligence of potential royalty acquisition opportunities.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of certain of the Company’s key royalties. Such information is generally from the date of the Company’s acquisition of its royalty or similar interest. Please see Item 4 of the Company’s Annual Report for additional information regarding the Company’s material properties and descriptions of the royalties on such properties and its other key royalty interests.

Canadian Malartic Property

The Company holds four royalties on the Canadian Malartic Property including a 3% NSR royalty on portions of the Canadian Malartic mine. The royalty does not apply to the entire mine property, and only a portion of the open pit areas where a majority of production to date has occurred. However, the royalty does apply to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Mine Property.

The Company also holds 2% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% can be bought back for $1 million) and a 15% NPI on the Radium Property.

●	On November 2, 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) announced an update on exploration drilling at the Odyssey project. This included recent underground drill results in the Odyssey Internal Zone and the Jupiter Zone which Agnico Eagle disclosed continue to demonstrate the potential to add mineral resources in close proximity to the Odyssey North and Odyssey South deposits and planned infrastructure that is currently under development. In addition, Agnico Eagle disclosed the results from the easternmost hole at the East Gouldie deposit, which is trending east, towards the Company’s 1.5% NSR over the Midway project. On October 27, 2021, Agnico Eagle disclosed certain results, including an intercept that returned 4.8 m at 6.3 g/t gold at a depth of 1,989m located approximately 750-1,000 metres from the Midway royalty boundary.

●	On October 27, 2021, Agnico Eagle announced that during the third quarter ended September 30, 2021, underground development of the ramp at Odyssey continued. While underground development was slightly below plan, Agnico Eagle disclosed that approximately 1,118 linear metres of ramp development has been completed in 2021, which is ahead of schedule and at a lower development unit cost than anticipated. The ramp is designed to support mining the upper zones of the Odyssey Project and provide access for further underground exploration. The concrete headframe pour started on September 29, 2021 and was completed in October 2021. The structural steel installation is expected to start in the fourth quarter of 2021. The contract for the shaft sinking is expected to be awarded in the fourth quarter of 2021. The headframe construction is on schedule and budget.

Jerritt Canyon Mine

The Company holds an 0.5% NSR royalty over the Jerritt Canyon Mine and a sliding scale PTR interest on the Jerritt Canyon processing facility.

On October 12, 2021, First Majestic Silver Corp. (“First Majestic”) reported the results for the quarter ended September 30, 2021 from Jerritt Canyon as follows:

●	Produced 26,145 ounces of gold, representing a 39% increase compared to the prior quarter. The mill processed a total of 230,415 tonnes of ore with an average gold grade and recovery of 4.19 g/t and 84%, respectively. This was the first full quarter of production at the mine since First Majestic acquired it in April 2021.

●	Major capital projects continue at Jerritt Canyon with First Majestic completing the structural fill for the tailings lift on TSF2 and installing approximately 25% of the new liner. In addition, the annual maintenance overhaul for the dual roasters was near completion at the end of September 2021. As a result of this planned 14-day maintenance shutdown, approximately 30,000 tonnes of ore were added to stockpiles which First Majestic expects to be processed in the fourth quarter of 2021.

●	On the exploration front, a total of six drill rigs, consisting of three surface rigs and three underground rigs, were active at Jerritt Canyon at the end of the third quarter ended September 30, 2021.

●	First Majestic’s investment into exploration, the tailings facility, and a new management team supports the potential to fill the processing plant’s 4,000 tonnes per day (“tpd”) capacity which is currently averaging 2,500 tpd. First Majestic is projecting production of approximately 200,000 ounces of gold per year by 2024.

Fenelon Gold Property

The Company holds a 2.0% NSR royalty over the Fenelon Gold Property.

●	On November 9, 2021, Wallbridge Mining Company Limited (“Wallbridge”) announced the results of the maiden Mineral Resource estimate for the Fenelon Gold Property. The estimate combined potential surface and underground extraction scenarios and contained a total Indicated Mineral Resource of 2.13 million ounces (36.02 Mt grading 1.84 g/t gold) and a total Inferred Mineral Resource of 1.47 million ounces (28.99 Mt grading 1.57 g/t gold) contained within the Gabbro, Tabasco/Cayenne and Area 51 zones. It also disclosed that it believed the deposit remains open in multiple directions laterally and at depth indicating significant potential for expansion. Further information regarding such estimate is set out in Wallbridge’s news release dated November 9, 2021.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2021

●	On December 9, 2021, Wallbridge announced further positive assay results from its resource drill program at the Fenelon Gold Property, stating that it planned to continue with its exploration and underground development program for the balance of the calendar year, with future exploration plans being developed.

●	In its Management’s Discussion and Analysis for the period ended September 30, 2021, Wallbridge disclosed that it completed a 102,000 metre exploration drilling program in 2020 and that in 2021 it was in process of completing a $69 million exploration and evaluation development program including 125 km to 130 km in drilling at Fenelon Gold.

REN Project

The Company holds a 1.5% NSR royalty and 3.5% NPI royalty over the REN Project.

●	In its presentation relating to its results for the third quarter of 2021, Barrick Gold Corporation (“Barrick”) confirmed that a maiden resource estimate for the REN Project remained on track for year end.

●	In such presentation, Barrick further disclosed a potentially significant +700 m strike length discovery, 250m from infrastructure along the JD1/Corono Zone at the project. Further information regarding these results, including assay results for significant intercepts are set out in Barrick’s investor presentation dated November 3, 2021 as disclosed on its website.

●	In its conference call regarding earnings for the period ended September 30, 2021, Barrick Gold Corporation stated that underground resource drilling at REN has confirmed its model and that it believes there is significant upside potential on the western side of the deposit next to the infrastructure. Barrick further stated that, with these latest results, it is excited and expects to report a maiden resource by the end of the year.

In addition, in calendar year 2022, the following potential additional near-term catalyst events have been announced by the operators of the projects underlying some of our key royalties:

●	Fortitude Gold Corp. disclosed in its news release dated November 2, 2021, that it began construction activities respecting its previously announced heap leach pad expansion at the Isabella Pearl property and expects pad completion in early 2022.

●	Gold Standard Ventures Corp. disclosed in its management’s discussion and analysis for the nine months ended September 30, 2021, that it is advancing the South Railroad portion of the Railroad-Pinion project towards a production decision through a feasibility study. In its press release dated November 10, 2021, it further announced that such feasibility study is expected to be completed in the first calendar quarter of 2022.

●	Fiore Gold Ltd., which announced on October 25, 2021 that it had entered into an agreement to be acquired by Calibre Mining Corp., disclosed in its management’s discussion and analysis for the nine months ended September 30, 2021 that it is progressing its program of resource expansion at the Gold Rock project to advance its feasibility study through 2021.

●	In its management’s discussion and analysis for the quarter ended September 30, 2021, Monarch Mining Corporation disclosed that its main business objectives include the restart of the Beaufor mine and Beacon mill by June 2022. It disclosed that it does not plan to base its production decision on a feasibility study.

Overall Performance

For the year ended September 30, 2021, the Company incurred a net loss of $15,006,235, compared to a net loss of $140,631 for the previous fiscal period. As at September 30, 2021, the Company had working capital (current assets less current liabilities) of $6,379,790.

See “Selected 2021 Developments” for further information regarding the Company’s activities during the year ended September 30, 2021.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the gold markets, as well as general financial market conditions, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying the Company’s interests, as discussed elsewhere in this MD&A.

Selected Annual Information

The following sets forth selected annual financial information for the Company for the two most recently completed fiscal years:

	Year ended September 30, 2021	Period from incorporation on June 23, 2020 to September 30, 2020
	($)	($)
Total revenue	191,991	-
Net loss	15,006,235	140,631
Net loss per share, basic and diluted	0.45	140,631
Dividends	-	-
Total assets	279,498,841	55,456
Total non-current financial liabilities	4,560,374	-

The increase in total revenues to $191,991 was primarily related to royalty income from Jerritt Canyon and Isabella Pearl royalties. Net loss increased from $140,631 to $15,006,235 as the Company incurred consulting and professional fees and other expenses in connection with the IPO and acquisition of Ely, Golden Valley and Abitibi during the year. Throughout the year, the Company has been successful in recruiting executive management and seasoned professionals to the board of directors. Accordingly, management and directors’ fees, together with share-based compensation, increased during the year.

Total assets increased from $55,456 to $279,498,841, which increase was primarily attributed to the acquisition of the portfolio of royalties from GoldMining, the former parent company, and royalties acquired as a result of the acquisition of Ely. Total non-current financial liabilities as of September 30, 2021 mainly represents the fair value of the Ely Warrants that are denominated in Canadian dollars and classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation.

Discussion of Operations

Year ended September 30, 2021, compared to period from incorporation on June 23, 2020 to September 30, 2020

During the year ended September 30, 2021, the Company achieved total revenue of $191,991, consisting of royalties received on its Jerritt Canyon and Isabella Pearl royalty interests.

During the year ended September 30, 2021, the Company incurred consulting fees of $2,677,189, which consisted primarily of consulting fees incurred for corporate development and advisory services after the Company completed its IPO, and in connection with its acquisition of Ely. No such consulting fees were paid during the previous fiscal period when the Company was private. During the year ended September 30, 2021, $1,882,643 was expensed for consulting fees paid or payable to the financial advisors of the Company in connection with the acquisition of Ely.

During the year ended September 30, 2021, the Company incurred management and directors’ fees of $1,172,286, compared to $15,698 for the previous fiscal period. Management and directors’ fees primarily consisted of salaries and bonuses paid or payable to members of senior management and fees paid or payable to the directors of the Company. Bonuses paid to key management personnel of the Company during the year ended September 30, 2021 were $476,648, of which $212,895, $74,513, $141,930 and $47,310 was paid to the Chief Executive Officer, Chief Financial Officer, Chief Development Officer and Vice President, Evaluations, respectively. No bonus was paid by the Company in the previous fiscal period. The Company’s Chief Executive Officer and directors did not receive salary or directors’ fee before the completion of the IPO.

During the year ended September 30, 2021, the Company incurred general and administrative costs of $2,937,385, compared to $5,106 for the previous fiscal period. The major components of the general and administrative costs for the year ended September 30, 2021 included insurance expense of $1,293,216, advertising and marketing fees of $1,141,405 incurred in connection with the Company’s awareness programs, transfer agent and regulatory fees of $190,383, office and technology expenses of $180,510 and employee salaries and benefits of $131,871. The increase in general and administrative costs was primarily the result of a higher level of activity leading up to and after the Company’s IPO and as a result of its commencement of business in the current period.

During the year ended September 30, 2021, the Company incurred professional fees of $2,481,019, compared to $119,782 for the previous fiscal period. Professional fees primarily consisted of transaction-related expenses, audit and quarter review fees and legal fees for general corporate matters. During the year ended September 30, 2021, the Company incurred $1,014,894 and $337,349 in professional fees in connection with the acquisition of Ely and its acquisitions of Golden Valley and Abitibi, respectively.

During the year ended September 30, 2021, the Company recognized share-based compensation expense of $3,324,286, of which $408,815 was related to the award of performance based restricted shares vested during the fiscal year, $2,199,837 represents the fair value of share options issued by the Company to management, directors employees and consultants of the Company, as well as share-based compensation related to share options issued by GoldMining to one of the officers of the Company. In April 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. Consideration under this agreement was paid in cash and 75,000 common shares of the Company. The Company amortized the service fee over the term of the agreement and recognized $172,500 as share-based compensation expense for the year ended September 30, 2021. On August 23, 2021, the Company recognized share-based compensation of $543,134 in connection with the acquisition of Ely, of which $329,450 was paid from the cash consideration and $213,684 was paid from the share consideration, representing the excess of consideration given to Ely share option holders over the intrinsic value of Ely Options outstanding immediately prior to the closing date.

As of September 30, 2021, 9,105,000 Ely Warrants were classified as derivative liabilities as they are denominated in Canadian dollars, which differs from the Company’s functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value of $1,511,372 is recognized in the consolidated statements of comprehensive loss for the year ended September 30, 2021.

During the year ended September 30, 2021, the Company recognized a foreign exchange loss of $812,429. Effective with the IPO the Company changed its function currency from Canadian to U.S. dollars. The exchange loss for the year ended September 30, 2021 primarily consisted of the exchange rate difference during the period from when the Company converted U.S. dollars to Canadian dollars to satisfy the Canadian dollar cash consideration to be paid for the Ely acquisition to the date of closing the Ely transaction.

The net loss for the year ended September 30, 2021 was $15,006,235, compared to net loss of $140,631 for the previous fiscal period.

Fourth Quarter

During the three months ended September 30, 2021, the Company had total revenues of $191,991, consisting of royalties received under its Jerritt Canyon and Isabella Pearl royalties. The Company did not have any revenues in the comparative period of 2020.

During the three months ended September 30, 2021, the Company incurred consulting fees of $1,933,997, which consisted primarily of consulting fees incurred for corporate development and advisory services in relation to the Company’s acquisition of Ely. No such consulting fees were paid during the comparative period when the Company was private. During the three months ended September 30, 2021, $1,600,000 was expensed for consulting fees payable to the financial advisor of the Company in connection with the acquisition of Ely.

During the three months ended September 30, 2021, the Company incurred management and directors’ fees of $838,929, compared to $15,698 for the previous fiscal period. Management and directors’ fees primarily consisted of salaries and bonuses paid or payable to members of senior management and fees paid to the directors of the Company. Bonuses payable to key management personnel of the Company during the three months ended September 30, 2021 was $476,648. No bonus was paid by the Company in the previous fiscal period. The Company’s Chief Executive Officer and directors did not receive salary or directors’ fee before the completion of the IPO.

During the three months ended September 30, 2021, the Company incurred general and administrative costs of $1,736,444, compared to $5,106 for the previous fiscal period. The major components of the general and administrative costs for the three months ended September 30, 2021 included insurance expense of $577,742, advertising and marketing fee of $895,787, transfer agent and regulatory fees of $95,659, office and technology expenses of $101,109 and employee salaries and benefits of $66,147. The increase in general and administrative costs was primarily the result of a higher level of activity and marketing efforts.

During the three months ended September 30, 2021, the Company incurred professional fees of $951,288, compared to $119,782 for the previous fiscal period. Professional fees primarily consisted of transaction related expenses, audit and quarter review fees, and legal fees for general corporate matters. During the three months ended September 30, 2021, the Company incurred $488,167 and $337,349 in professional fees in connection with the acquisition of Ely and the business combination with Golden Valley and Abitibi, respectively.

During the three months ended September 30, 2021, the Company recognized share-based compensation expense of $1,397,419, of which $80,813 are related to the award of performance based restricted shares vested during the quarter, $687,222 represents the fair value of share options issued by the Company to management, directors, employees and consultants of the Company. In April 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. Consideration under this agreement was paid in cash and 75,000 common shares of the Company. The Company amortized the service fee over the term of the agreement and recognized $86,250 as share-based compensation expense for the three months ended September 30, 2021. On August 23, 2021, the Company recognized share-based compensation of $543,134 in connection with the acquisition of Ely, see “Year ended September 30, 2021, compared to period from incorporation on June 23, 2020 to September 30, 2020” in the “Discussion of Operations” section for details.

Refer to “Year ended September 30, 2021, compared to period from incorporation on June 23, 2020 to September 30, 2020” in the “Discussion of Operations” section for the analyses of other expenses and change in fair value of derivative liability for the quarter ended September 30, 2021.

During the three months ended September 30, 2021, the Company recognized a foreign exchange loss of $704,928. The exchange loss for the three months ended September 30, 2021 primarily consisted of the exchange rate difference during the period from when the Company converted U.S. dollars to Canadian dollars to satisfy the Canadian dollar cash consideration to be paid for the Ely acquisition to the date of closing the Ely transaction.

The net loss for the three months ended September 30, 2021 was $9,216,025, compared to net loss of $140,631 for the previous fiscal period.

Subsequent to the fiscal year end in November 2021, the Company completed the acquisition of Golden Valley and Abitibi. The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on closing consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the plan of arrangement with Golden Valley, each of Golden Valley’s 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for options to purchase 2,498,045 GRC Shares. The fair value of GRC Shares and GRC options issuable to replace Golden Valley’s options was approximately $306 million. The total amount of cash and marketable securities acquired by the Company was approximately $35 million. Key assets acquired by the Company consisted of four royalties on portions of the Canadian Malartic Property.

Use of IPO Proceeds

On March 11, 2021, the Company issued 18,000,000 Units of the Company under the IPO at a price of $5.00 per Unit for gross proceeds of $90,000,000. As disclosed in the Prospectus, the net proceeds, assuming no exercise of the Over-Allotment Option by the Underwriters were estimated to be $82,270,000, after deducting underwriting discounts and commissions and estimated offering expenses.

During March 2021, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional common shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. Including partial exercises of the Over-Allotment Option by the Underwriters, the Company received net proceeds in an aggregate amount of $88,045,784, which comprised of gross proceeds of $93,616,628, less Underwriters’ fees of $5,081,064 and securities issuance financing costs of $489,780. The Company also incurred listing expenses associated with the IPO of $699,516. The net proceeds to the Company from the IPO, after deducting listing expenses, were $87,346,268.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Prospectus, and the net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to September 30, 2021.

	As disclosed in the Prospectus	Approximate amount expended from March 9, 2021 to September 30, 2021
	($)	($)
Future acquisitions (1)	77,300,000	75,972,886
Operating expenses (2)	3,500,000	6,297,114
Other general working capital purposes	1,470,000	-
Total	82,270,000	82,270,000

Notes:

(1) Does not include amounts paid or payable as consideration under acquisitions after September 30, 2021. This primarily consisted of cash consideration and transaction costs incurred in connection with the Company’s acquisitions of Ely and royalties purchased from Monarch.

(2) Included consulting fees, general and administrative, management and directors’ fees and professional fees.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated:

	Revenues	Net loss	Net loss per share, basic and diluted	Dividends
	($)	($)	($)	($)
From incorporation on June 23, 2020 to June 30, 2020	-	(3,794)	(3,794)	-
September 30, 2020	-	(136,837)	(136,837)	-
December 31, 2020	-	(499,803)	(0.04)	-
March 31, 2021	-	(2,255,579)	(0.08)	-
June 30, 2021	-	(3,034,828)	(0.07)	-
September 30, 2021	191,991	(9,216,025)	(0.17)	-

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by professional and consulting fees incurred in connection with the acquisition of Ely and the business combination with Golden Valley and Abitibi, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective periods. The increase in net loss in the quarter ended September 30, 2021 is primarily attributed to the transaction costs incurred in the acquisition of Ely, accruals for bonuses payable to key management personnel, an increase in marketing expense in connection with the Company’s awareness programs, and the recognition of the change in fair value of derivative liability.

Liquidity and Capital Resources

	As at September 30, 2021 ($)	As at September 30, 2020 ($)
Cash and cash equivalents	9,905,480	37,539
Working capital (deficit)	6,379,790	(142,513)
Total assets	279,498,841	55,456
Total current liabilities	6,920,990	196,382
Accounts payable and accrued liabilities	6,884,679	75,452
Total non-current liabilities	47,260,374	-
Shareholders’ equity (deficit)	225,317,477	(140,926)

As at September 30, 2021, the Company had cash and cash equivalents of $9,905,480 compared to $37,539 at September 30, 2020, royalties with a carrying value of $256,833,456, which were acquired through issuances of the Company’s common shares and cash, and accounts payable and accrued liabilities of $6,884,679 compared to $75,452 at September 30, 2020. The increase in accounts payable and accrued liabilities of $6,809,227 was primarily attributed to the royalties’ acquisition payable due to Monarch of $2,956,875, the accrued consulting and professional fees in connection with the acquisition of Ely, bonuses payable to key management personnel and fees payable to directors, and legal fees for general corporate matters. As at September 30, 2021, the Company had working capital of $6,379,790 as compared to a working capital deficit of $142,513 as at September 30, 2020, with the increase primarily due to funds received from the IPO and other business activities.

On September 3, 2021, the Company announced a commitment letter with Bank of Montreal for a $10 million revolving credit facility, which contemplated an accordion feature allowing for an additional $15 million subject to certain conditions being satisfied. The contemplated facility was to be available for general corporate purposes, acquisitions and investments and was subject to, among other things, the parties completing definitive documentation. As a result of the Company’s subsequent acquisitions, the Company is in the process of negotiating amended terms for the facility with the lender to better reflect the Company’s increased scope and asset base. There can be no assurance that the facility, including definitive documentation therefor, will be finalized on terms acceptable to the Company or at all or that other conditions to the facility will be satisfied.

The Company commenced generating revenue of $191,991 from its royalties in the last quarter of September 30, 2021. The principal sources of financing to date have been the prior issuance of shares, by way of private placement, and the IPO. The Company also acquired cash and marketable securities of approximately $35 million and incurred consulting fees payable to financial advisors of approximately $3 million on the closing of the acquisition of Golden Valley and Abitibi. The Company believes that it has sufficient cash and cash equivalents to meet its obligations and finance its planned activities over the next 12 months. Over the long term, the Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities pursuant to equity financings and short-term or long-term loans. Additionally, such financing may be necessary to fund the Company’s stated acquisition strategy. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended September 30, 2021 was $11,949,982, which reflected a net loss of $15,006,235 offset by non-cash items including the Company’s share-based compensation of $2,994,837 and change in fair value of derivative liability of $1,511,372. Other operating cash flows include non-cash working capital changes including an increase in accounts receivable and prepaids and other receivables of $149,818 and $1,484,992, respectively, a decrease in accounts payable and accrued liabilities of $23,326, and repayment of the amount due to GoldMining of $83,096. Significant operating expenditures during the period included consulting fees, management salaries and directors’ fees, general and administrative costs and professional fees.

Investing Activities

In the year ended September 30, 2021, the Company made royalty investments of $9,369,790, primarily consisting of royalties acquired from Monarch, invested $58,247,027 (net of cash acquired) for the acquisition of Ely, and made an equity investment in PRC of $1,586,600.

Financing Activities

During the year ended September 30, 2021, net cash provided by financing activities was $90,946,001, which primarily comprised of the net proceeds of $88,045,784 from the IPO and proceeds received from a private placement in December 2020 of 1,325,000 GRC Shares at $2.15 per share for gross proceeds of $2,848,750.

Contractual Obligations

The following table summarizes the Company’s contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Acquisition of royalty (1)	$2,956,875	$2,956,875	-	-	-
Lease obligation	$47,611	$36,311	$11,300	-	-
Total	$3,004,486	$2,993,186	$11,300	-	-

Note:

(1) Represents purchase consideration of C$3.75 million payable to Monarch upon the 6-month anniversary of closing on August 5, 2021. See “Selected 2021 Developments - Acquisition of Monarch Royalties”.

Off-Balance Sheet Arrangements

At September 30, 2021, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

During the year ended September 30, 2021, the Company incurred $70,699 in general and administrative expenses for advertising services, creating digital web presentations, providing advertising services, website design, hosting and maintenance service provided by Blender Media Inc. (“Blender”), a vendor that is controlled by a family member of a director of the Company, Amir Adnani. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022.

In addition, the Company settled the amount due to GoldMining, the Company’s former parent, during the year ended September 30, 2021. See “Cash Flows - Operating Activities”.

Related party transactions are based on the amounts agreed to by the parties. During the year ended September 30, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and twelve months ended September 30, 2021 and September 30, 2020 are as follows:

The amount payable to management and directors of $632,026 (September 30, 2020: $9,364) was included in accounts payable and accrued liabilities as at September 30, 2021. Such payables were fully paid subsequent to year end.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

●	The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates by the operators of the projects underlying the Company’s royalty and similar interests of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s royalty interests.

●	The Company’s business is the acquisition of royalties and other mineral property interests. Royalties and other mineral property interests can have unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty interests generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserves and resources estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

●	The Company values its investments in private entities at fair value at each reporting date. When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third-party investments, but where this is not feasible, a degree of judgement is required in establishing fair value. Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.

●	The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

●	In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s royalties, on the operations of its partners, on its employees and on global financial markets.

Change in Functional Currency

On March 11, 2021, GRC, the parent entity, changed its functional currency from the Canadian dollar to the U.S. dollar. The change in functional currency resulted from the growing proportion of expenses paid in U.S. dollars and the receipt of the cash proceeds of $88 million in U.S. dollars upon the completion of the IPO on March 11, 2021.

The effect of the change in functional currency was accounted for prospectively with no impact on prior period information. The Company translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from translation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, obligation under royalty acquisition and derivative liability. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company’s other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at September 30, 2021 was $6,379,790. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents are minimal.

Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at September 30, 2021, a 10% change in the market price of these investments would have an impact of approximately $112,000 on net loss.

Outstanding Share Data

As at the date hereof, the Company has 133,927,501 common shares, 10,350,000 common share purchase warrants and 5,514,245 share options outstanding. In addition, there are 15,212,940 Ely Warrants outstanding as at the date hereof, representing the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. Accordingly, the Ely Warrants are exercisable into 3,727,170 GRC Shares.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The table below sets out the names and the province or state and country of residence of each of our directors and executive officers, their respective ages and positions and offices with us, their present principal occupation and respective principal occupations for the preceding five. The term of office of each of the directors will expire at the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.

Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed
David Garofalo Chairman, Chief Executive Officer and President, and Director Vancouver, British Columbia, Canada	56	Chairman, Chief Executive Officer, President and a Director of Gold Royalty Corp. since 2020. President and Chief Executive Officer of Goldcorp Inc., a gold mining company from 2016 to 2019. President and Chief Executive Officer of Hudbay Minerals Inc., a diversified mining company, from 2010 to 2015.	August 2020
Josephine Man Chief Financial Officer Vancouver, British Columbia, Canada	47	Chief Financial Officer of the Company since July 2020. Chief Financial Officer of Uranium Royalty Corp. since August 2018. Chief Financial Officer of Jien International Investment Limited from 2014 to 2018, VP Finance & Control of SAIS Limited (formerly Sarment Holding Limited) from June to November of 2018.	July 2020
John W. Griffith Chief Development Officer Toronto, Ontario, Canada	54	Chief Development Officer of the Company since September 2020. Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America from 2006 to May 2020.	September 2020
Samuel Mah Vice President, Evaluations Vancouver, British Columbia, Canada	51	Vice President, Evaluations of the Company since July 2021. Director, Mining Planning of SSR Mining Inc. from 2019 to July 2021. Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019. Senior Director, Project Evaluations of Silver Wheaton from 2012 to 2016 and Director, Engineering of Silver Wheaton from 2008 to 2012.	July 2021
Amir Adnani Director Vancouver, British Columbia, Canada	43	President, Chief Executive Officer and a director of Uranium Energy Corp. since January 2005. Chairman of GoldMining since 2010. Chairman and a director of Uranium Royalty Corp. since August 2019.	November 2020
Garnet Dawson(1) Director Vancouver, British Columbia, Canada	64	Chief Executive Officer of GoldMining from December 2014 to April 2021.	June 2020
Warren Gilman(2)(3)(4)(5) Director Hong Kong, China	61	Chairman and Chief Executive Officer of Queen’s Road Capital Investment Ltd., a resource-focused investment company, since January 2020. Chairman and Chief Executive Officer of CEF Holdings Ltd., an investment holding company, from 2011 to 2019.	August 2020
Ken Robertson(2)(3)(4)(5) Director Vancouver, British Columbia, Canada	67	Consultant for financial reporting and litigation support services since 2015. Director of Avcorp Industries Inc., a supplier of airframe structures, since 2017. Director of SAIS Limited (formerly Sarment Holding Limited), a technology services company, from March 2019 to July 2020. Director of Mountain Province Diamonds Inc., a diamond exploration and mining company, since June 2020.	November 2020
Alan Hair(2)(3)(4)(5) Director Toronto, Ontario, Canada	60	Chief Operating Officer of Hudbay Minerals Inc. from 2012 to 2015. President and Chief Executive Officer of Hudbay Minerals Inc. from 2016 to 2019. Director of Bear Creek Mining Corporation since September 2019. Director of Great Panther Mining Limited since April 2020.	November 2020
Trey Wasser(1) Director Tyler, Texas, U.S.A.	70	Previously the President, CEO and Director of Ely Gold prior to its acquisition by Gold Royalty Corp in August 2021 and is also the President and Director of Research for Pilot Point Partners LLC. Prior to Ely, Mr. Wasser specialized in equity and debt restructuring and cash management over 30 years of experience in brokerage and venture capital with Merrill Lynch, Kidder Peabody and Paine Webber.	August 2021
Glenn Mullan Director Val’-d’Or, Québec, Canada	62	Previously the President, CEO, and Chairman of Golden Valley Mines and Royalties from August 2000 to November 2021 and Past President of the Prospectors and Developers Association of Canada (PDAC). Mr. Mullan is a prolific prospector in the Abitibi region with over 40 years of mining and mineral exploration experience.	November 2021

Notes:

(1)	Messrs. Dawson and Wasser will not be standing for re-election at the next annual general meeting of the Company to be held on February 9, 2021.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the compensation committee.
(5)	Independent director under the rules of the NYSE American Company Guide and NI 58-101.

Executive Officers

David Garofalo, Chairman, Chief Executive Officer and President, and Director.

Mr. Garofalo has served as Chairman, Chief Executive Officer and President of the Company since August 1, 2020. Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 30 years. Prior to joining the Company, he served as President, Chief Executive Officer and a director of Goldcorp Inc., a gold production company headquartered in Vancouver, from 2016 until its sale to Newmont Corporation in April 2019. Prior to that, Mr. Garofalo served as President, Chief Executive Officer and a director of Hudbay Minerals Inc. from 2010 to 2015, where he presided over that company’s emergence as a leading metals producer. Previously, Mr. Garofalo held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer and a director of Agnico-Eagle Limited from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998. Mr. Garofalo was named Mining Person of the Year by The Northern Miner in 2012 and Canada’s Chief Financial Officer of the Year by Financial Executives International Canada in 2009. Mr. Garofalo holds a Bachelor of Commerce from the University of Toronto and is a Fellow of the Chartered Professional Accountants in British Columbia, Canada and a Certified Director of the Institute of Corporate Directors. He also serves on the boards of directors of the Vancouver Board of Trade and the Vancouver Symphony Orchestra.

Josephine Man, Chief Financial Officer

Ms. Man has been the Chief Financial Officer of the Company since July 2020. Ms. Man currently serves as Chief Financial Officer of Uranium Royalty Corp., a uranium royalty company listed on the TSX Venture Exchange, a position she has held since 2018, and also served as the Vice President, Finance and Control of SAIS Limited (formerly Sarment Holding Limited) from June to November of 2018. Recent prior roles include Chief Financial Officer of Jien International Investment Limited, a private nickel and copper producer, from May 2014 until August 2018. From 2010 to 2013, Ms. Man was an audit partner with Ernst & Young LLP in Vancouver. She is also a Chartered Professional Accountant in Canada, and a Certified Public Accountant in both Washington State and Hong Kong. Ms. Man holds a Bachelor of Business Administration from Simon Fraser University and a Master of Business Administration from the University of British Columbia.

John W. Griffith, Chief Development Officer

Mr. Griffith has been the Chief Development Officer of the Company since September 2020. Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America, where he worked from 2006 to May 2020. He brings nearly 30 years of financial services sector experience spanning three continents, including 26 years of global investment banking expertise. He has advised senior management and executive board members in M&A, capital markets, investor relations, risk management and general advisory in the global mining industry. Mr. Griffith’s global landmark transaction was representing Goldcorp Inc. in its merger with Newmont Mining in 2019. Mr. Griffith holds a Bachelor of Commerce from the University of Cape Town.

Samuel Mah, Vice President, Evaluations

Mr. Mah has over 24 years of experience in the mining industry comprised of a unique blend of senior and junior producers including working for SSR Mining, Great Panther Mining, Goldcorp and Placer Dome (now Barrick Gold) and mine consulting firms: AMEC Americas and SRK Consulting, and the first metal streaming company, Silver Wheaton (now Wheaton Precious Metals). He has been Vice-President, Evaluations of the Company since July 2021. He also serves as Director, Engineering Services of Gold Mining since July 2021. Prior thereto, he served as Director, Mining Planning of SSR Mining Inc. from 2019 to July 2021, Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019, Senior Director, Project Evaluations of Silver Wheaton from 2012 to 2016 and Director, Engineering of Silver Wheaton from 2008 to 2012. Over the past decade, Mr. Mah has leveraged his experience gained from conducting the technical appraisal and due diligence reviews for over 350 projects and mines across 43 countries to improve his track record of M&A success. Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

Directors

Warren Gilman

Mr. Gilman has served as a director of the Company since August 12, 2020 and serves as our independent lead director. Mr. Gilman is the Founder, Chairman and Chief Executive Officer of TSX Venture Exchange listed Queen’s Road Capital Investment Ltd., a leading financier to the global resource sector. From 2011 to 2019, Mr. Gilman was the Chairman and Chief Executive Officer of CEF Holdings Ltd. (“CEF”), a global mining investment company owned 50% by the Canadian Imperial Bank of Commerce (“CIBC”) and 50% by CK Hutchison Holdings Ltd., the Hong Kong listed flagship company of Mr. Li Ka-shing. Prior to joining CEF, Mr. Gilman was the Vice Chairman of CIBC World Markets Inc., the investment banking subsidiary of CIBC. He was previously the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC’s activities across Asia. Mr. Gilman, a mining engineer, also co-founded CIBC’s Global Mining Group. During his 26 years with CIBC, he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. Mr. Gilman has also acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corporation, China Minmetals, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history. He obtained a Bachelor of Science in mining engineering from Queen’s University and an MBA from the Ivey Business School at Western University. Mr. Gilman is Chairman of the International Advisory Board of Western University and a member of the Dean’s Advisory board of Laurentian University.

Amir Adnani

Mr. Adnani has served as a director of the Company since November 20, 2020. Mr. Adnani is a founder and serves as the President and Chief Executive Officer of Uranium Energy Corp., positions he has held since 2005. At Uranium Energy Corp., he advanced the company from concept to U.S. production in its first five years. Mr. Adnani is the founder and since 2010 has served as the Chairman of GoldMining, a publicly-listed gold resources acquisition and development company with a sizeable portfolio of gold projects across the Americas. Mr. Adnani is also the Chairman of Uranium Royalty Corp., a publicly-listed uranium royalty and streaming company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia and was a director of the university’s Alumni Association from 2015 to 2021.

Garnet Dawson

Mr. Dawson has been a director of the Company since June 2020. Since May 2018, Mr. Dawson has been a director of GoldMining, which is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American and was the Chief Executive Officer of GoldMining from December 2014 to April 2021. Mr. Dawson has over 35 years of experience in the exploration and mining business working with senior and junior mining companies in the Americas, Europe, Africa and China. He has held executive and directorship roles with several Canadian mining companies working internationally. Mr. Dawson is a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of British Columbia and holds a Bachelor of Science degree in Geology from the University of Manitoba and a Master of Science degree in Economic Geology from the University of British Columbia. Mr. Dawson will not be standing for election at the Company’s upcoming annual general meeting to be held in February 2021.

Ken Robertson

Mr. Robertson has served as a director of the Company since November 20, 2020. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY”) from 1979 to 2015. During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant. Mr. Robertson serves as a director of Avcorp Industries Inc. (“Avcorp”), a public company listed on the Toronto Stock Exchange since June 2017 and as a director of Mountain Province Diamonds Inc., a public company listed on the Toronto Stock Exchange since June 2020. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Alan Hair

Mr. Hair has served as a director of the Company since November 20, 2020. Mr. Hair is a mineral engineer and senior executive with nearly forty years of international experience in the mining and metals industry. Mr. Hair is the former President and Chief Executive Officer of Hudbay Minerals Inc., a public company he joined in 1996 as a Senior Operations Manager and at which he served in a series of progressively senior roles culminating in the position of President and Chief Executive Officer from 2016 to July 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair serves as a director of Great Panther Mining Limited, a public company listed on the Toronto Stock Exchange and the NYSE American since April 2020 and as a director of Bear Creek Mining Corporation, a public company listed on the TSX Venture Exchange since September 2019. Mr. Hair holds a Bachelor of Science degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

Trey Wasser

Mr. Wasser was previously the President, CEO and Director of Ely prior to its acquisition by Gold Royalty Corp in August 2021 and is also the President and Director of Research for Pilot Point Partners LLC. Prior to Ely, Mr. Wasser specialized in equity and debt restructuring and cash management over 30 years of experience in brokerage and venture capital with Merrill Lynch, Kidder Peabody and Paine Webber. Mr. Wasser will not be standing for election at the Company’s upcoming annual general meeting to be held in February 2021.

Glenn Mullan

Mr. Mullan has served as a director of the Company since November 5, 2021. Mr. Mullan is a geologist with over 40 years of mining and mineral exploration experience. Mr. Mullan serves as the President, Chief Executive Officer, Chairman and a director of Val-d’Or Mining Corporation, as the President, Chief Executive Officer and a director of Cleghorn Minerals Ltd., as Executive Chairman and a director of International Prospect Ventures Ltd., and as a director of Azimut Exploration Inc., all junior natural resource issuers listed on the TSX Venture Exchange. Mr. Mullan previously served as the President, Chief Executive Officer and Chairman of Golden Valley Mines and Royalties Ltd. from August 2000 to November 2021, when it was acquired by Gold Royalty. Mr. Mullan is also a past President of the Prospectors and Developers Association of Canada (PDAC). Mr. Mullan received a Bachelor of Science in Geology from Concordia University in Montréal, Québec, in May 1992 and a P.Geol. designation from the Order des géologues du Québec in September 2002. Mr. Mullan holds the ICD.D designation from the Institute of Corporate Directors.

B. Compensation

Introduction

This compensation discussion and analysis (“CD&A”) provides information on our executive compensation programs. It discusses key objectives, policies, elements and designs of our executive compensation program and the considerations and reasons driving the Compensation Committee’s decisions on compensation for our NEOs (as defined hereinafter) for fiscal 2021.

The following information is presented in accordance with Canadian National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and Form 51-102F6 – Statement of Executive Compensation, and sets forth the total compensation for services in all capacities to the Company and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other executive officers of the Company, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded C$150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer of the Company or its subsidiaries at the end of the most recently completed financial year (together, the “Named Executive Officers” or “NEOs”).

Compensation Philosophy and Objectives

The objective of the executive compensation philosophy at Gold Royalty is to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations. The Company’s compensation program is based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s performance as well as individual contributions. The compensation program is designed to reward NEOs based on corporate and individual performance and is also designed to incent such NEOs to drive the organization’s short and long-term growth in a sustainable and prudent manner.

The following key principles guide the Company’s overall compensation philosophy:

●	attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Company’s success;
●	align employee interests with the business and strategic objectives of Gold Royalty;
●	focus employees on the key business factors that will drive shareholder value;
●	align compensation with Gold Royalty’s corporate strategy and financial interests as well as the long-term interests of Gold Royalty shareholders; and
●	compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

When determining individual compensation levels for the Company’s NEOs, the Compensation Committee considers a variety of factors including the overall financial and operating performance of the Company, each NEO’s individual performance and contributions towards meeting corporate objectives and each NEO’s level of responsibility and length of service. At the end of each year, the Compensation Committee reviews actual performance against corporate objectives. For further information, see “- Short-Term Incentives”.

Gold Royalty maintains a compensation peer group (the “Peer Group”) to provide competitive market context on pay levels, mix and design practices. The Peer Group is reviewed annually by the Compensation Committee to ensure it continues to reflect our size, business and geography. In the Company’s inaugural trading year, the Compensation Committee initially positioned base salary levels towards the 25th percentile of the Peer Group, in order to reflect the early stages of the organization at the time of the IPO. Our objective is to generally target base salary between the 25th and 50th percentile of the Peer Group, and incentive compensation between the 50th and 75th percentile of the Peer Group. For more information, see “- The Peer Group”.

Elements of Compensation

It is the compensation philosophy of the Company to provide a market-based mix of base salaries, short-term incentives in the form of bonuses, and long term equity incentives. We seek to accomplish our executive compensation objectives through an appropriate mix of fixed and at-risk, variable pay by providing a percentage of our NEOs’ total compensation opportunity in the form of equity compensation and by ensuring that a significant portion of our NEOs’ total pay is in the form of performance-based or at-risk compensation. Generally, senior executives with more ability to directly influence overall business performance have a greater proportion of variable, performance-based pay at risk, and overall compensation provided through long-term incentives and equity incentive programs.

For fiscal 2021, our compensation consisted primarily of the following components:

●	annual base salary;
●	short-term incentives;
●	long-term equity incentives under our 2017 Equity Incentive Plan (the “LTIP”), as appropriate. For fiscal 2021, the Company made Option grants in connection with its IPO and, as such, this component was not considered as part of post-IPO compensation mix for the year; and
●	employee benefits, as appropriate.

Each element of compensation is discussed in more detail below.

Annual and Short-Term Compensation

Base Salary

Base salary is a fixed element of compensation of an NEO’s annual compensation and is used to determine other elements of compensation such as incentive award levels and benefits. They are determined by each NEO’s experience, expertise, performance and expected contribution to Gold Royalty with reference to relevant industry studies and market data. Salaries are generally targeted at the median of the Peer Group, and as a result, salaries may be increased as required based on overall responsibilities, individual contribution and any increase in the employee’s role within Gold Royalty or based on changes in the overall marketplace.

Short-Term Incentive Program (“STIP”)

The STIP is a variable component of the compensation program intended to reward eligible employees for achieving annual corporate performance against stated objectives and an employee’s individual progress which aid in achieving long-term value for the Company. STIP opportunity levels will vary by employee level, role and responsibilities, but will also be reflective of market practice for organizations of similar size, scope and complexity.

Performance measures and targets for STIPs are both quantitative and qualitative in nature with performance measured based on corporate and individual progress performance measures. To ensure a pay-for-performance culture and affordability to Gold Royalty, STIP payments will only be made if certain minimum performance levels and progress review results are achieved. For more information, see “- Short-Term Incentives”.

Long-Term Compensation

Long Term Incentive Plan

Long-term compensation is awarded pursuant to the Company’s LTIP. Long-term compensation was granted to the NEOs in the form of option awards under the LTIP (the “Options”) during fiscal 2021 in connection with, and following the Company’s IPO. In fiscal 2022, the LTIP will formally be considered a key component of the compensation mix.

The LTIP’s objective is to drive and reward long-term shareholder value creation and to retain executives. Awards under the LTIP are generally based upon the long-term financial and operating expectations of the board of directors of the Company (the “Board”) and management and the contribution an executive officer is expected to make in the future in achieving such expectations. LTIP compensation is a variable component of compensation intended to reward NEOs for their success in achieving sustained, long-term profitability and increases in stock value. Typically, the Compensation Committee will grant awards at the beginning of each fiscal year for the applicable fiscal year. LTIP awards are generally granted in the form of Options and restricted share units (“RSUs”). It is anticipated that Options and RSUs will be granted in an equal mix.

Options are intended to assist Gold Royalty in attracting critical talent to drive shareholder value over the long run. Options are granted according to the specific level of responsibility of the particular employee, and the number of Options for each level of responsibility is determined by the Compensation Committee. Consideration is made to historical grants made to the employee and the number of Options outstanding when determining whether future grants should be made. Option awards seek to align the interests of management with the interests of the Company’s shareholders through the possible increases in the value of the Shares over time and longer-term vesting schedules. Options will vest as to 25% immediately and on each day which is six, twelve and eighteen months from the date of grant, and will have a five-year expiry term.

Time and performance-based Options and RSUs are a variable component of compensation designed to reward the Company’s NEOs for maximizing operating performance, while concurrently rewarding the Company’s NEOs for their success in achieving sustained, long-term shareholder value.

Employee Benefits

The primary purpose of providing benefits to employees is to attract and retain key talent and personnel required to operate and manage the Company in an effective and successful manner. Gold Royalty executives generally participate in the same broad-based health insurance and benefit plans made available to other employees in Canada. In general, benefits are not intended to make-up a large portion of an executive’s total compensation package, as the philosophy of Gold Royalty is to reward executives primarily through a performance-driven total compensation package.

The Peer Group

The Compensation Committee believes that it is appropriate to establish compensation levels comparable to similar companies. Accordingly, the Company maintains a Peer Group to provide competitive market context on pay levels, mix and design practices. The Peer Group is reviewed each year by the Compensation Committee to ensure it continues to appropriately reflect our size, operation and geography.

The Peer Group is developed based on companies that meet the following criteria:

●	companies of a similar size to Gold Royalty (0.25 to 4 times), primarily from a total revenue perspective, but also considering other factors such as market capitalization;
●	companies who belong to similar industry segments as Gold Royalty (i.e. mining, royalty and streaming related segments);
●	companies with a similar business strategy and scope of operations to Gold Royalty; and
●	publicly traded companies on major Canadian and American exchanges.

The approach used in selecting an appropriate peer group ensures that NEOs are being benchmarked against positions that require similar skill sets and experiences.

As a result of the above listed parameters, the Compensation Committee adopted the following Peer Group for the purposes of benchmarking and determining salaries and short and long-term incentives in respect of the 2021 fiscal year.

2021 Peer Group
● Abitibi Royalties Inc. ● Altius Minerals Corp. ● Ely Gold Royalties Inc. ● EMX Royalty Corp.	● Gold Resource Corp. ● Golden Minerals Co. ● Golden Star Resources Ltd. ● Maverix Metals Inc.	● Metalla Royalty & Streaming Ltd. ● Nomad Royalty Company Ltd. ● Perpetua Resources Corp. ● Vista Gold Corp.

During the 2021 calendar year, Gold Royalty acquired Abitibi and Ely.

Positioning Relative to the Peer Group

Gold Royalty considers the Peer Group’s compensation, size, structure, operational scope and geography when arriving at the appropriate NEO compensation levels and structure.

In arriving at a targeted total compensation package for fiscal 2021, the Compensation Committee generally recommended to the Board that NEOs receive (i) base salaries that are typically targeted between the 25th to 50th percentile of the Peer Group, and (ii) long-term incentive and bonus compensation that are typically targeted between the 50th to 75th percentile of the Peer Group, with the 75th percentile for cases of superior performance.

Target Pay Mix

Our compensation programs include a mix of fixed and at-risk pay, awarded as a combination of cash and equity-based compensation. The majority of our NEO’s target compensation is variable at-risk pay that is dependent on performance relative to Board-approved goals and metrics, as well as share price performance.

The Company places a greater emphasis on long-term, at-risk, share-based compensation with such compensation in fiscal 2021 comprising 67% of targeted total compensation for the Chairman, President and Chief Executive Officer, 58% of targeted total compensation for the Chief Financial Officer, and approximately 55% of targeted total compensation for the other NEOs.

Short-Term Incentives

STIPs are a variable, at-risk component of compensation and have the objective of motivating the executive officers to achieve corporate objectives over a one-year period. Our NEOs participate in the STIP, which rewards NEOs for performance based upon the achievement of pre-determined corporate-wide financial and strategic performance measures.

STIP performance measures, weightings and targets are determined on an annual basis based on the business strategy and operating plans of the Company. Performance objectives are typically a blend of quantitative and qualitative measures. The STIP focuses on the achievement of corporate performance.

STIP targets are expressed as a percentage of base salary, with actual payouts based on a performance multiplier dependent on corporate performance. The Compensation Committee has established target awards for each of the executive officers based on a percentage of their base salaries (each, a “Target Award”). The performance multiplier achieved can range between 0% and 150% of target. The Compensation Committee considers the breadth, scope and complexity of each executive officer’s role, internal equity and whether the executive officer’s incentive compensation is competitive relative to similarly situated executives in the Company’s Peer Group to determine Target Awards.

Below is an illustrative STIP payment formula.

Target STIP Payments and Performance Weighting

The table below outlines NEO STIP targets expressed as a percentage of base salary along with the corresponding corporate performance weightings. These weightings vary across the Company, with corporate performance having a higher weighting for more senior employees and executives.

			2021 STIP Target		Performance Weighting
Named Executive Officer	2021 Base (C$)		% of Salary	C$	Corporate
David Garofalo Chairman, Chief Executive Officer and President	300,000		60%	180,000	100%
Josephine Man Chief Financial Officer	90,000	(1)	35%	63,000	100%
John Griffith Chief Development Officer	200,000		60%	120,000	100%
Samuel Mah Vice President, Evaluations	200,000		40%	80,000	100%

Note:

(1)	Ms. Man’s salary of C$90,000 is based on the salary received for the year ended September 30, 2021 for services provided on a part-time basis, and is based on a pro-rated full time base salary of C$180,000.

Corporate Performance Scorecard

The Board, upon recommendation from the Compensation Committee, adopts a performance scorecard that sets out key performance criteria to guide and motivate executives to execute on our strategy. At the end of the year, the Compensation Committee assesses actual performance against each criterion, and recommends to the Board an aggregate corporate performance score between 0% to 150% of target. The Board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated performance score, as appropriate, to better reflect performance.

The performance criteria are selected to align with our strategic direction, and are based on six key performance categories critical to Gold Royalty’s success in delivering shareholder value, which are assessed against specific and measurable key performance indicators.

The Compensation Committee selected key performance indicators within a balanced scorecard and, subsequent to the financial year ended September 30, 2021, evaluated corporate performance achieved against the scorecard. Upon this review, the Compensation Committee and Board determined to award each of the executive officers a breakthrough payout equivalent to 150% of their Target Award. The payout opportunity for each of the executive officers was capped at 150% of their Target Award.

The scorecard for the financial year ended September 30, 2021 is set forth below.

		Performance Criteria
Performance Measure	Weight	Threshold (50% of Target Award)	Target (100% of Target Award)	Breakthrough (150% of Target Award)	Result	Payout
Asset Portfolio Growth	30%	Acquisition of assets and companies that increase various per share metrics, including attributable gold equivalent ounce production, attributable reserves and resources, cash flow, total assets and organic growth from existing assets			Royalty Assets: increased from 18 to 191(1)	Breakthrough
Portfolio Performance	5%	Maintain low general and administrative (“G&A”) costs while assisting partner operators with the de-risking process on their assets			G&A: Maintained relatively low G&A in proportion to corporate activities	Breakthrough
Share Price Performance	10%	Demonstrate superior total shareholder returns relative to Peer Group			Relative TSR: Outperformed Peer Group	Breakthrough
Market Profile	15%	Improve trading liquidity over time through marketing efforts and share issuance for accretive transactions and broadening of equity research coverage			Average Daily Trading Value: $2.4 million	Breakthrough
Financing	25%	IPO with at least $30 million raised			IPO: Raised $90 million	Breakthrough
Organizational Development	15%	All key roles to be filled in company positions to evaluate and execute on major transactions; implementation of all key policies and procedures including Board and committee charters, compensation practices and authorization policies			Completed	Breakthrough

Note:

(1)	Royalty assets increased to 191 after giving effect to the Company’s acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd., which acquisition was announced during the fiscal year ended September 30, 2021, and completed subsequent thereto on November 5, 2021.

The STIP awards paid to our executive officers for the financial year ended September 30, 2021 were as follows:

			2021 STIP Target		Performance
Named Executive Officer	Base Salary (C$)		% of Base Salary	C$	Corporate	2021 STIP Payout (C$)		% of Target
David Garofalo Chairman, Chief Executive Officer and President	300,000		60%	180,000	100% x 150%	270,000		150%
Josephine Man Chief Financial Officer	90,000	(1)	35%	63,000	100% x 150%	94,500		150%
John Griffith Chief Development Officer	200,000		60%	120,000	100% x 150%	180,000		150%
Samuel Mah Vice President, Evaluations	200,000		40%	80,000	100% x 150%	60,000	(2)	150%

Notes:

(1)	Ms. Man’s salary of C$90,000 is based on the salary received for the year ended September 30, 2021 for services provided on a part-time basis, and is based on a pro-rated full time base salary of C$180,000.
(2)	This amount represents the award actually received, and would be equivalent to C$120,000 on a pro-rated basis.

The Compensation Committee selected the following key performance indicators on the belief that these performance indicators were aligned with our corporate strategy and could be impacted by our executives.

Asset Portfolio Growth: The Compensation Committee selected this metric based on the belief that the acquisition of assets and companies that increase various per share metrics, including attributable gold equivalent ounce production, attributable reserves and resources, cash flow, total assets and organic growth from existing assets is an important objective of our strategy and measure of growth and performance. The result was a breakthrough payout of 150%. As of September 30, 2021, all key portfolio metrics increased on a gross basis; royalty assets increased from 18 to 191 after giving effect to the Company’s acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd. on November 5, 2021.

Portfolio Performance: The Compensation Committee selected this metric based on the belief that maintaining low G&A costs is a good measurement of administrative cost control, which ultimately works to the benefit of shareholders. The result was a breakthrough payout of 150%. The Company maintained relatively low G&A costs in light of the level of mergers and acquisition activities conducted in the year.

Share Price Performance: The Compensation Committee selected this metric based on the belief that demonstrating superior returns aligns with shareholder interests and is a strong indicator of long-term performance. The result was a breakthrough payout of 150%. As of September 30, 2021, Gold Royalty’s relative Total Shareholder Return (“TSR”) outperformed the Peer Group by 47%. Gold Royalty’s share price was up 40%; the Peer Group was down 7% and GDXJ was down 17%.

Increase Market Profile: The Compensation Committee selected this metric based on the belief that improving trading liquidity over time and broadening equity research coverage is important to our shareholders. The result was a breakthrough payout of 150%. As of September 30, 2021, Gold Royalty’s average daily trading value is $2.4 million. In addition, during the year, research coverage was initiated on the Company by key brokerages.

Financing: The Compensation Committee selected this metric based on the belief that securing financing was significant for implementing the Company’s growth and acquisition strategy. The result was a breakthrough payout of 150%. On March 11, 2021 the Company completed its IPO of 18,000,000 units at a price of $5.00 per unit for gross proceeds of $90,000,000.

Organizational Development: The Compensation Committee selected this metric to support the Company’s commitment to strong leadership and to adopt best practice governance structures. The result was a breakthrough payout of 150%. As of September 30, 2021, all key positions are filled to enable the Company to evaluate and execute on major transactions and key policies, procedures and practices are implemented. This included filling all key executive roles and adopting a number of key governance policies.

Long-Term Incentives

In connection with, and following the Company’s IPO, the Company granted an aggregate of 1,155,000 Options to the NEOs pursuant to the LTIP as follows:

Named Executive Officer	Options Granted
David Garofalo Chairman, Chief Executive Officer and President	600,000
Josephine Man Chief Financial Officer	180,000
John Griffith Chief Development Officer	275,000
Samuel Mah Vice President, Evaluations	100,000

In addition, prior to the Company’s IPO, the Company granted an aggregate of 1,500,000 performance-based restricted shares pursuant to the Legacy Incentive Plan (the “Restricted Shares”) to certain officers and directors of the Company and GoldMining Inc. For more information, see “- Legacy Incentive Plan”.

Such equity grants were not considered to be part of the compensation mix at the time of grant and accordingly, not considered to be formally part of the NEO’s compensation structure and mix for fiscal 2021. However, long-term incentives have been formally adopted by the Board to form a part of the NEO compensation mix for fiscal 2022.

Anticipated Changes to Compensation Policies and Practices

For fiscal 2022, the Compensation Committee and Board have specifically added long-term compensation to the Company’s compensation mix to better align with the Company’s growth and to promote long-term motivation and retention of our executives. The Company believes that long-term incentive components of compensation will serve to align the interests of management with the interests of the Company’s shareholders. Accordingly, for fiscal 2022, our compensation will consist primarily of the following components:

●	annual base salary;
●	STIP, where eligible;
●	long-term incentives, where eligible; and
●	employee benefits, as appropriate.

As a result of the addition of long-term incentive awards to the compensation mix, the target total direct compensation of the NEOs for fiscal 2022 is anticipated to be as follows:

Named Executive	Base Salary (C$’000s)	STIP Opportunity (% of Base Salary)	Total Cash (C$’000s)	LTIP Opportunity (% of Base Salary)		Total Direct (C$’000s)	Total Direct Position Relative to Peer
Officer	Target	Target	Target	Options	RSUs	Target	Group
David Garofalo Chairman, Chief Executive Officer and President	450	60%	720	35	35	1,035	50th-75th percentile
Josephine Man Chief Financial Officer	290	40%	406	30	30	580	50th-75th percentile
John Griffith Chief Development Officer	290	60%	464	30	30	638	50th-75th percentile
Samuel Mah Vice President, Evaluations	280	40%	392	30	30	560	50th-75th percentile

In addition to the foregoing, as a result of the growth of the Company during fiscal 2021, the Compensation Committee has adjusted the Company’s Peer Group for fiscal 2022 as follows (the “2022 Peer Group”):

2022 Peer Group
● Altius Minerals Corp. ● EMX Royalty Corp. ● Gold Resource Corp. ● Golden Minerals Co.	● Golden Star Resources Ltd. ● Maverix Metals Inc. ● Metalla Royalty & Streaming Ltd.	● Nomad Royalty Company Ltd. ● Perpetua Resources Corp. ● Vista Gold Corp.

Compensation Consultants

The Company retained Global Governance Advisors (“GGA”) as independent compensation consultants for the financial year ended September 30, 2021 in April 2021 to assist in determining compensation for the Company’s directors and NEOs. GGA’s mandate included providing advice on the competitiveness and appropriateness of Gold Royalty’s compensation program for its NEOs and members of the Board, as required. In 2021, GGA provided the following services to Gold Royalty:

●	reviewed NEO compensation market competitiveness in terms of structure and pay levels for fiscal 2021; and
●	reviewed non-executive director compensation.

The Compensation Committee will agree annually and on an as-needed basis, with input from management and GGA, on the work to be undertaken by the consultant for the Compensation Committee and the fees for such work. GGA reports directly to the Chair of the Compensation Committee.

Compensation Consulting Fees

Global Governance Advisors	2021 Fees (C$)
Executive compensation-related fees	32,476
All Other fees	Nil

Executive Compensation Clawback Policy

The Board has adopted a clawback policy pursuant to which incentive compensation paid by the Company to an executive may be clawed back if such compensation was predicated upon the achievement of financial results that were the product of erroneous data or material noncompliance of the Company with any financial reporting requirement which subsequently requires the Company to prepare a financial restatement. The clawback period is limited to the three-year period preceding the date on which the Company is required to prepare the accounting restatement. In the event that the Board determines that an executive has engaged in fraud or has otherwise intentionally violated the Company’s rules or applicable law which contributed to the restatement, the Board may claw back 100% of such person’s incentive compensation.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation program does not incent inappropriate risks. Some of the risk management initiatives currently employed by the Company are as follows:

●	appointing a Compensation Committee comprised of all independent directors to oversee the executive compensation program;
●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends;
●	established a capped bonus plan design; and
●	the adoption of a clawback policy which allows certain incentive compensation paid by the Company to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Company with any financial reporting requirements.

All of Gold Royalty’s executives, other employees and directors are subject to Gold Royalty’s insider trading policy, which prohibits trading in Gold Royalty’s securities while in possession of undisclosed material information about Gold Royalty. Under this policy, such individuals are also prohibited from active trading or short-term speculation involving Gold Royalty’s securities, including short sales, puts and calls. Furthermore, Gold Royalty permits executives to trade in its securities only during prescribed trading windows.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, for the financial year ended September 30, 2021.

						Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary(1) ($)	Share-based Awards(2) ($)		Option-based Awards(3) ($)	Annual Incentive Plans(4)	Long-term Incentive Plans	All Other Compensation ($)	Total Compensation ($)
David Garofalo(5) Chairman, Chief Executive Officer and President	2021	179,555	182,541	(6)	617,520	212,895	—	—	1,192,511
Josephine Man(7) Chief Financial Officer	2021	65,825	—		185,256	74,513	—	—	325,594
John Griffith(8) Chief Development Officer	2021	143,685	—		283,030	141,930	—	—	568,645
Samuel Mah(9) Vice President, Evaluations	2021	39,711	—		126,917	47,310	—	—	213,938

Notes:

(1)	Pursuant to their respective employment agreements, salary paid to Mr. Garofalo, Ms. Man, Mr. Griffith and Mr. Mah are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7977 per Canadian dollar, being the weighted average exchange rate for the applicable period. Effective January 1, 2021, Mr. Garofalo’s salary was set at C$300,000 per year, Ms. Man’s salary was increased from C$60,000 to C$90,000 per year and Mr. Griffith’s salary was increased from C$120,000 to C$200,000 per year. Effective July 1, 2021, Mr. Mah’s salary was set at C$200,000 per year.
(2)	These amounts represent the aggregate grant date fair value of Restricted Shares. The grant date fair market value for each Restricted Share is $0.456353 per share. The fair value is calculated based on the net assets of the Company at the time of the grant on October 19, 2021, the proportion of Restricted Shares in total Shares and expected possibility that vesting conditions will be met, adjusted for minority shareholder discount and liquidity discount.
(3)	These amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on March 7, 2021: exercise price: $5.00; expected risk free interest rate: 0.32%; expected annual volatility: 37%; expected life in years: 3.0; expected annual dividend yield: 0%; and Black-Scholes value: $1.0292. The following assumptions were used to value the Options granted on August 25, 2021: exercise price: $4.85; expected risk free interest rate: 0.56%; expected annual volatility: 39%; expected life in years: 2.9; expected annual dividend yield: 0%; and Black-Scholes value: $1.2692.
(4)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted and were paid pursuant to the STIP described under “- Elements of Compensation”. These payments were made on November 25, 2021 of the following financial year. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7885, being the exchange rate as of September 30, 2021.
(5)	Mr. Garofalo was appointed as Chairman, Chief Executive Officer and President effective August 1, 2020.
(6)	In October 2020, Gold Royalty issued 400,000 performance-based Restricted Shares to Mr. Garofalo. 133,333 of these Restricted Shares have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of the IPO. 266,667 Restricted Shares are subject to certain conditions. See “- Legacy Incentive Plan” for more information.
(7)	Ms. Man was appointed as Chief Financial Officer effective July 31, 2020.
(8)	Mr. Griffith was appointed as Chief Development Officer effective September 8, 2020.
(9)	Mr. Mah was appointed as Vice President, Evaluations effective July 1, 2021.

Performance Graph

The Company listed its Shares on the NYSE American on March 9, 2021. The following graph compares the total cumulative return for a Shareholder who invested C$100 in Shares of the Company commencing from March 9, 2021, being the date the Company’s Shares commenced trading on the NYSE American, to the end of the most recently completed financial year ended September 30, 2021 with, for the same period: (i) the cumulative total return of the Russell 2000 Index; (ii) the cumulative total return of the VanEck Junior Gold Miners ETF (“GDXJ”); and (iii) the cumulative total return of the Company’s Peer Group comprised of Abitibi Royalties Inc., Altius Minerals Corp., EMX Royalty Corp., Gold Resource Corp., Golden Minerals Co., Golden Star Resources Ltd., Maverix Metals Inc., Metalla Royalty & Streaming Ltd., Nomad Royalty Company Ltd., Perpetua Resources Corp. and Vista Gold Corp. Ely was acquired by Gold Royalty in the period and, therefore, has been excluded from the below graph.

The compensation of our executive officers is generally linked to initiatives completed year-over-year and our financial performance. Trends in our returns to Shareholders are not generally determinative of total compensation to our NEOs.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and Share-based awards outstanding as of the financial year ended September 30, 2021.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
David Garofalo Chairman, Chief Executive Officer and President	600,000	5.00	07-Mar-26	-	266,667	1,333,335	-
Josephine Man Chief Financial Officer	180,000	5.00	07-Mar-26	-	-	-	-
John Griffith Chief Development Officer	275,000	5.00	07-Mar-26	-	-	-	-
Samuel Mah Vice President, Evaluations	100,000	4.85	25-Aug-26	15,000	-	-	-

Notes:

(1)	Options expiring on March 7, 2026 were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on August 25, 2026 were granted on August 25, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at September 30, 2021, 300,000 Options held by Mr. Garofalo have vested, 90,000 Options held by Ms. Man have vested, 137,500 Options held by Mr. Griffith have vested, and 25,000 Options held by Mr. Mah have vested.
(2)	The Share-based Awards consist of performance-based Restricted Shares. Each Restricted Share entitles the holder to receive one common share upon certain conditions being met. Please see “- Legacy Incentive Plan” for more information.
(3)	Each Option entitles the holder to one common share upon exercise.
(4)	The value shown is based on the closing price of the Shares on September 30, 2021, being $5.00 per Share.
(5)	In October 2020, Gold Royalty issued 400,000 performance-based Restricted Shares to Mr. Garofalo. 133,333 of these Restricted Shares have vested and are no longer subject to such restrictions as a result of underlying conditions being met in the year ended September 30, 2021. 266,667 Restricted Shares remain subject to certain conditions. See “- Legacy Incentive Plan” for more information.

Incentive Plan Awards - Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a NEO.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)		Non-equity Incentive Plan Compensation - Value Earned During the Year(3) ($)
David Garofalo Chairman, Chief Executive Officer and President	-	629,332	(4)	212,895
Josephine Man Chief Financial Officer	-	-		74,513
John Griffith Chief Development Officer	-	-		141,930
Samuel Mah Vice President, Evaluations	-	-		47,310

Notes:

(1)	As of September 30, 2021, 300,000, 90,000 and 137,500 Options at an exercise of $5.00 per share held by Mr. Garofalo, Ms. Man, Mr. Griffith have vested, respectively, and 25,000 Options at an exercise price of $4.85 per share held by Mr. Mah have vested. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of $5.00 for Options granted pre-IPO, or the closing price of the Company’s shares on the NYSE American on the last trading day prior to the date of grant for Options granted post-IPO) from the market price of the Company’s shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of the Company’s shares on the NYSE American on the vesting date for Options vesting post-IPO).
(2)	Consists of performance-based Restricted Shares, where the underlying conditions were satisfied in the year ended September 30, 2021. See “- Legacy Incentive Plan” for more information.
(3)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments were made on November 25, 2021 of the following financial year. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7885, being the exchange rate as of September 30, 2021.
(4)	Consists of 133,333 Restricted Shares which vested on March 11, 2021 at a market price of $4.72.

Pension Plan Benefits

The Company does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits

Other than as disclosed below, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in an NEO’s responsibilities.

Employment Agreements

The following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our executive officers pursuant to agreements or arrangements effective as at the financial year ended September 30, 2021. The Company will be entering into new arrangements with our executive officers regarding their employment, effective January 2022. These new arrangements are on customary terms, including as to change of control and termination benefits, for similarly situated companies of our size in the royalty industry and commensurate with the position and responsibilities of our executive officers.

Our employment agreements with members of our management include customary confidentiality and non-disclosure provisions. Such agreements include provisions limiting the ability of such individuals to solicit our employees and consultants and prohibiting the appropriation of corporate opportunities, but do not include provisions otherwise restraining such individuals’ ability to participate in competing businesses after they are no longer employed by us.

David Garofalo

On August 1, 2020, we entered into an agreement with Mr. Garofalo regarding his appointment as our Chairman, President and Chief Executive Officer. The agreement may be terminated by either party on at least 60 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

The agreement provides that Mr. Garofalo will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

Pursuant to the agreement, Mr. Garofalo initially did not receive a base salary. Effective January 1, 2021, Mr. Garofalo’s salary was set at C$300,000.

Josephine Man

On November 1, 2020, we entered into an agreement with Ms. Man regarding her appointment as our Chief Financial Officer. Pursuant to the agreement, Ms. Man agreed to provide services thereunder to us on a part-time basis. The agreement may be terminated by either party on at least 30 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Pursuant to the agreement, Ms. Man received a base salary of C$60,000 per year. Such base salary was increased to C$90,000 per year, effective January 1, 2021.

The agreement provides that Ms. Man will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with her position and responsibilities.

John Griffith

On August 31, 2020, we entered into an agreement with Mr. Griffith regarding his appointment as our Chief Development Officer effective September 8, 2020. Pursuant to the agreement, Mr. Griffith agreed to provide services thereunder to us on a full-time basis. The agreement may be terminated by either party on at least 60 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Pursuant to the agreement, Mr. Griffith received a base salary of C$120,000 per year. Such base salary was increased to C$200,000 per year, effective January 1, 2021.

The agreement provides that Mr. Griffith will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

Samuel Mah

On June 1, 2021, we entered into an agreement with Mr. Mah regarding his appointment as our Vice President, Evaluations effective July 1, 2021. Pursuant to the agreement, Mr. Mah agreed to provide services thereunder to us on a full-time basis. The agreement may be terminated by either party on at least 60 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Pursuant to the agreement, Mr. Mah received a base salary of C$200,000 per year.

The agreement provides that Mr. Mah will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

Termination and Change of Control

As described under “Employment Agreements” above, our named executive officers are entitled to minimum notice periods in the event of termination “without cause”.

Pursuant to the Legacy Incentive Plan, unless otherwise determined by our Board, if the holder of Restricted Shares is terminated by the Company or resigns prior to the expiry of the applicable restricted period, then any Restricted Shares that have not vested at the time of such termination or resignation will automatically terminate. Pursuant to the award agreements underlying the Company’s prior grants of Restricted Shares, in the event of a change of control of the Company, any restrictions upon Restricted Shares held by a holder will immediately lapse and such Shares will be deemed vested for the purposes of the Legacy Incentive Plan and will no longer be subject to restrictions or cancellation.

For the purposes of the Legacy Incentive Plan, a “change of control” means, subject to certain exclusions, any acquisition by any person or by any person and a joint actor, whether directly or indirectly, of the Company’s voting securities (as such terms are interpreted in the Securities Act (British Columbia)), which, when added to all other voting securities at the time held by such person or by such person and a person “acting jointly or in concert” with another person, as the phrase is interpreted in Canadian National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, totals for the first time not less than 50% of the outstanding of our voting securities or the votes attached to those securities are sufficient, if exercised, to elect a majority of our board of directors.

Assuming Mr. Garofalo’s, Ms. Man’s, Mr. Griffith’s and Mr. Mah’s employment was terminated by us without cause effective September 30, 2021, we would have been required to make a severance payment to each of them in the aggregate amount of C$50,000, C$7,500, C$33,333, and C$33,333, respectively. As of September 30, 2021, the Company did not have any arrangements with the NEOs that provided for additional payments to them in connection with a change of control of the Company.

Other than as otherwise disclosed herein, we do not have any arrangements with the NEOs that provide for payments to them for severance, termination or constructive dismissal.

New Employment Agreements Effective January 2022

The Company intends to enter into new employment agreements (the “New Employment Agreements”), which will become effective January 1, 2022, with each of the following NEOs for the provision of services by its NEOs as follows:

NEO	Position	Base Salary (C$)
David Garofalo	President and Chief Executive Officer	450,000 per year
Josephine Man	Chief Financial Officer	290,000 per year
John Griffith	Chief Development Officer	290,000 per year
Samuel Mah	Vice President, Evaluations	280,000 per year

Each of the New Employment Agreements are expected to be on the same terms, other than the base salaries set forth above. Pursuant to the New Employment Agreements, the Company will pay each of the NEOs a base salary in the amount set forth in the table above (the “Base Salaries”), subject to annual review by the Board. Under the terms of the New Employment Agreements, each of the NEOs are entitled to participate in: (a) the Company’s LTIP, grants of awards under which are to be in amounts determined by the Board and commensurate with performance of the NEO’s position; (b) at a level commensurate with the NEO’s position, the Company’s other employee benefit, welfare and retirement plans and programs, equity plans, employee incentive plans and bonus plans provided by the Company to its senior officers; and (c) any fringe benefits of perquisites which other senior officers are entitled to receive.

Termination and Change of Control Provisions under New Employment Agreements

Termination

If an NEO’s employment is terminated for any reason under the applicable New Employment Agreement, the NEO is entitled to the following “Basic Termination Entitlements”: (a) accrued and unpaid Base Salary; (b) any earned but unpaid bonus, provided termination is not for “just cause”; and (c) reimbursement for any unreimbursed business expenses.

In the event of a termination of an NEO’s employment by the Company without “just cause” or by the NEO for “good reason”, the NEO is entitled to receive, in addition to the Basic Termination Entitlements, a “Separation Package” consisting of:

●	two times the NEO’s then-current Base Salary and two times the highest of (a) the NEO’s “target” annual bonus, if any, for the fiscal year in which such termination occurs, under an applicable short-term incentive compensation plan or other annual cash bonus plan of the Company; and (b) the average annual bonus actually received by the NEO in respect of the two immediately preceding fiscal years. This entitlement is payable in equal monthly instalments over a 24-month period; and
●	the continuation of health benefits, including medical, dental, vision, accident, disability and life insurance, until the earlier of (a) 24 months after the effective date of termination, or (b) the date the NEO becomes eligible for comparable benefits of a subsequent employer.

Change of Control

The New Employment Agreements have double trigger “change of control” provisions applicable to each of the NEOs. A “change of control” is defined under the New Employment Agreements in a customary manner, and includes:

●	direct and indirect acquisitions of more than 50% of the voting securities by third-parties (and joint actors);
●	amalgamations, arrangements, mergers, reorganizations, consolidations or other similar transactions, where the Company’s shareholders immediately prior to the transactions do not continue to hold at least 50% of the total voting power of the Company’s securities;
●	a change of a majority of the Board at any single meeting of shareholders (or by consent resolution), where such change was not previously approved by the Board; and
●	sales, leases or other dispositions of all or substantially all of the assets of the Company.

If, within 18 months of a “change of control”, the Company terminates the NEO without “just cause” or the NEO terminates his or her employment for “good reason”, then the NEO is entitled to receive, in addition to the Basic Termination Entitlements, a “change of control” payment with generally the same terms as the Separation Package, except that the payment entitlement is payable as a single lump sum payment.

Additionally, notwithstanding the terms of the LTIP or any award agreement, in the event of a “change of control”, and immediately effective on the date of such “change of control”, all unvested options or equity awards will become fully and immediately exercisable.

Director Compensation

The objective of the director compensation philosophy at Gold Royalty is to attract, retain and reward committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Compensation should thus be fair and reasonable, reflecting the time and effort required by a director, and it should also reflect the complexities, risks, skill sets and values associated with directors on the Board. The Board believes that the compensation for directors should be competitive with the compensation paid to directors of comparable companies.

The Company’s independent and non-executive directors receive an annual retainer consisting of cash and equity compensation for their annual service. The retainer compensates directors for their role on the Board, and is meant to reflect the typical schedule and workload of a director at Gold Royalty. The Company’s independent and non-executive directors receive an annual retainer and fees for service on the Board and as Chair of the Board Committees as set forth below. Directors who are employees receive no additional compensation for their service as directors. The Company’s independent and non-executive directors are reimbursed for travel and other expenses directly related to their activities as directors. In the financial year ended September 30, 2021, equity compensation was awarded to the Company’s independent and non-executive directors in the form of Options. The Options vest over 18 months.

Retainers – Board	Cash (C$)
Independent Lead Director	C$50,000
Board member(1)	C$30,000
Chair of the Audit Committee	C$15,000
Chair of the Compensation Committee	C$10,000
Chair of the Nominating and Corporate Governance Committee	C$10,000

Note:

(1)	Excludes Mr. Adnani and Mr. Wasser.

Subsequent to the financial year ended September 30, 2020, with effect from January 1, 2021, the Compensation Committee and the Board have approved annual retainers of C$50,000 for the Company’s independent lead director and C$30,000 for each director (other than directors who receive salary or fees).

During the financial year ended September 30, 2021, an ad hoc ESG & Sustainability Committee met twice. The committee was comprised of Mr. Hair, Mr. Dawson and Mr.Adnani. Mr. Hair received fees of C$10,000 for serving as chair of the ad hoc ESG & Sustainability Committee. The Company has not appointed a formal ESG & Sustainability Committee, but may consider doing so in the future.

The following table sets forth information relating to compensation paid to the directors during the financial year ended September 30, 2021.

Name(1)	Fees Earned ($)(2)	Share-based Awards ($)(3)	Option-based Awards ($)(4)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Warren Gilman	47,310	-	257,300	-	-		304,610
Amir Adnani(5)	-	456,353	514,600	-	71,807	(6)	1,042,760
Garnet Dawson	23,655	22,818	102,920	-	-		149,393
Ken Robertson(7)	35,483	-	102,920	-	-		138,403
Alan Hair(8)	39,425	-	102,920	-	-		142,345
C.F. “Trey” Wasser(9)	-	-	-	-	15,726	(10)	15,726

Notes:

(1)	Compensation paid to Mr. Garofalo is disclosed above in the “Summary Compensation Table” and is not reported in the “Director Compensation” table of this Information Circular.
(2)	Directors’ fees are paid in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7885 per Canadian dollar, being the exchange rate as of September 30, 2021.
(3)	These amounts represent the aggregate grant date fair value of Restricted Shares. The grant date fair market value for each Restricted Share is $0.456353 per share. In October 2020, Gold Royalty issued 1,000,000 and 50,000 performance-based Restricted Shares to Mr. Adnani and Mr. Dawson, respectively. 333,333 and 16,666 Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of the IPO. 666,667 and 33,334 Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, are subject to cancellation if certain conditions are not met. See “- Legacy Incentive Plan” for more information.
(4)	For fiscal 2021, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on March 7, 2021: exercise price: $5.00; expected risk free interest rate: 0.32%; expected annual volatility: 37%; expected life in years: 3.0; expected annual dividend yield: 0%; and Black-Scholes value: $1.0292. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. On March 7, 2021, 250,000 Options were granted to Mr. Gilman, 500,000 Options to Mr. Adnani, 100,000 Options to Mr. Dawson, 100,000 Options to Mr. Robertson and 100,000 Options to Mr. Hair.
(5)	Mr. Adnani was appointed as a director of the Company on November 20, 2020.
(6)	Mr. Adnani does not receive director fees from the Company. Mr. Adnani, through his company, receives C$10,000 per month plus applicable taxes for his services. Amounts paid to Mr. Adnani are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7979 per Canadian dollar, being the weighted average exchange rate for the applicable period.
(7)	Mr. Robertson was appointed as a director of the Company on November 20, 2020.
(8)	Mr. Hair was appointed as a director of the Company on November 20, 2020.
(9)	Mr. Wasser was appointed as a director of the Company on August 23, 2021.
(10)	Mr. Wasser does not receive director fees from the Company. In lieu thereof, Mr. Wasser receives $12,500 per month.
(11)	Mr. Mullan was appointed as a director of the Company on November 5, 2021, subsequent to the financial year ended September 30, 2021.

Messrs. Gilman, Robertson and Hair served as independent directors of the Company in the financial year ended September 30, 2021.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based and Share-based awards outstanding as of the financial year ended September 30, 2021.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Warren Gilman Lead Director	250,000	5.00	07-Mar-26	-	-	-	-
Amir Adnani Director	500,000	5.00	07-Mar-26	-	666,667	3,333,335	-
Garnet Dawson Director	100,000	5.00	07-Mar-26	-	33,334	166,670	-
Ken Robertson Director	100,000	5.00	07-Mar-26	-	-	-	-
Alan Hair Director	100,000	5.00	07-Mar-26	-	-	-	-
C.F. “Trey” Wasser Director	-	-	-	-	-	-	-

Notes:

(1)	Options expiring on March 7, 2026 were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at September 30, 2021, 125,000 Options held by Mr. Gilman have vested, 250,000 Options held by Mr. Adnani have vested, 50,000 Options held by Mr. Dawson have vested, 50,000 Options held by Mr. Robertson have vested and 50,000 Options held by Mr. Hair have vested.
(2)	The Share-based Awards consist of Restricted Shares. Each Restricted Share entitles the holder to receive one common share upon certain conditions being met. See “- Legacy Incentive Plan” for more information.
(3)	Each Option entitles the holder to one common share upon exercise.
(4)	The value shown is based on the closing price of the Shares on September 30, 2021, being $5.00 per Share.
(5)	In October 2020, Gold Royalty issued 1,000,000 and 50,000 performance-based Restricted Shares to Mr. Adnani and Mr. Dawson, respectively. 333,333 and 16,666 of these Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of the IPO. 666,667 and 33,334 Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, are subject to cancellation if certain conditions are not met. See “- Legacy Incentive Plan” for more information.

Incentive Plan Awards - Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a director.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)(2)		Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Warren Gilman Lead Director	-	-		-
Amir Adnani Director	-	1,573,332	(3)	-
Garnet Dawson Director	-	78,664	(4)	-
Ken Robertson Director	-	-		-
Alan Hair Director	-	-		-
C.F. “Trey” Wasser Director	-	-		-

Notes:

(1)	As at of September 30, 2021, 125,000, 250,000, 50,000, 50,000 and 50,000 Options at an exercise of $5.00 per share held by Mr. Gilman, Mr. Adnani, Mr. Dawson, Mr. Robertson and Mr. Hair have vested, respectively. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of $5.00 for Options granted pre-IPO, or the closing price of the Company’s shares on the NYSE American on the last trading day prior to the date of grant for Options granted post-IPO) from the market price of the Company’s shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of the Company’s shares on the NYSE American on the vesting date for Options vesting post-IPO).
(2)	Consists of performance-based Restricted Shares, where the underlying conditions were satisfied in the year ended September 30, 2021. See “- Legacy Incentive Plan” for more information.
(3)	Consists of 333,333 Restricted Shares which vested on March 11, 2021 at a market price of $4.72.
(4)	Consists of 16,666 Restricted Shares which vested on March 11, 2021 at a market price of $4.72.

Director Compensation for Fiscal 2022

In view of ensuring that the Company provides market competitive compensation opportunities to its non-executive directors, the Board has a new compensation mix for non-executive directors for fiscal 2022. As Gold Royalty continues to grow, the Company’s objective is to move compensation towards the median levels relative to the market, and target non-executive director compensation to between the 25th percentile and 50th percentile of the 2022 Peer Group.

Effective January 1, 2022, the elements of compensation for non-executive directors will include:

●	annual cash compensation, comprised of:

	○	Board remuneration, delivered in the form of a retainer;

	○	committee remuneration for services as a chair of a committee of the Board, delivered in the form of additional retainers;

●	deferred compensation, comprised of:

	○	equity grants, awarded in the form of Options and RSUs/DSUs; and

●	reasonable expenses.

Annual Cash Compensation

The annual fixed board retainer paid to independent Board members will form the competitive foundation of the Company’s director compensation program. The Lead Director is compensated at a premium to account for additional responsibilities associated with the role, and committee retainers are paid to committee chairs and serves as additional compensation for the time and expertise required to serve on different committee and in such positions.

Deferred Compensation

Equity-based compensation will generally be awarded to a director in the form of Options, RSUs, or DSUs. The grant of DSUs will help Gold Royalty create long-term shareholder alignment with non-executive directors. The inclusion of equity grants as part of the director compensation mix is to attract, retain and motivate high quality performance of directors whose judgment, initiative and effort is largely depended on by the Company for successful conduct of its business. Further, equity-based compensation is intended to encourage and enable directors to acquire and retain equity-based awards in Gold Royalty to further align their efforts with shareholder interests and to build their share ownership in the Company.

Generally speaking, equity may be granted under the following situations: (i) upon a director’s re-election to the Board each year, upon which RSUs or DSUs may be taken in lieu of cash for retainers earned; and (ii) the Board may, at its discretion, grant one-time equity awards to directors at any time in return for extraordinary service to Gold Royalty or to reward them for their initial appointment to the Board.

Legacy Incentive Plan

The Legacy Incentive Plan was approved by the Board and ratified on October 19, 2020 by our sole shareholder at that time. The Legacy Incentive Plan was intended to provide a means for the Company to attract and retain key employees, officers, directors and consultants and to motivate them to exercise their best efforts on behalf of the Company and align their interests with those of our shareholders. The Legacy Incentive Plan provided for the grant of non-qualified stock options, incentive stock options and restricted awards and is administered by the Board. The aggregate number of our Shares that could be issued pursuant to grants under the Legacy Incentive Plan was 2,000,000 Shares. On October 19, 2020, the Company issued 1,500,000 Restricted Shares to certain officers and directors of the Company and GoldMining Inc. under the Legacy Incentive Plan, the terms of which were subsequently amended on January 10, 2021.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the Restricted Shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions were as follows: (a) with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met); (b) with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023; and (c) with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the Company’s IPO is completed.

The performance condition in (a) above has since been met. As of the date hereof, there are 1,000,002 Restricted Shares outstanding. Accordingly, one-half of the outstanding Restricted Shares awarded to the holder are subject to the performance condition in (b) above, and one-half of the outstanding Restricted Shares awarded to the holder are subject to the performance condition in (c) above.

No further grants will be made under the Legacy Incentive Plan.

Long-Term Incentive Plan

The maximum number of Shares that may be reserved for issuance under the LTIP is 10% of the number of issued and outstanding Shares on a non-diluted basis from time to time. The LTIP is available to directors, key employees, including officers, and consultants of Gold Royalty, as determined by the Board and the Compensation Committee.

Gold Royalty adopted the LTIP on March 7, 2021 (the “Effective Date”), which allows for a variety of equity based awards that provide different types of incentives to be granted to certain of Gold Royalty’s and its subsidiaries’ officers, directors, employees and consultants (in the case of Options, performance share units (“PSUs”) and restricted share units (“RSUs”)) and to Non-Employee Directors (as defined in the LTIP) (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. The following discussion is qualified in its entirety by the text of the LTIP. The aggregate number of Shares issuable under the LTIP in respect of awards will not exceed 10% of the aggregate number of Shares issued and outstanding from time to time.

The LTIP is intended to provide a means whereby Gold Royalty may attract and retain key employees, officers, directors and consultants and motivate them to exercise their best efforts on behalf of Gold Royalty and align their interests with those of its shareholders. The plan is administered by the Board, or if the Board by resolution so decides, the Compensation Committee.

Under the terms of the LTIP, the Board, or if the Board by resolution so decides, the Compensation Committee and/or any member of the Board, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than a transfer or assignment to a RRIF, RRSP or TFSA, of which the participant is and remains the annuitant, or to a corporation, of which the participant is and remains the sole shareholder, or a transfer or assignment in the event of the death of a participant.

The LTIP provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Shares, share split or consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of Shares reserved for issuance, in the aggregate, under the LTIP or pursuant to awards under any other established share compensation arrangement, shall not exceed 10% of the aggregate number of Shares issued and outstanding from time to time, provided that no more than 2,000,000 Shares may be issued in the aggregate pursuant to the exercise of Options granted under the LTIP.

The maximum number of Shares that may be: (a) issued to insiders of Gold Royalty within any one-year period, and (b) issuable to insiders of Gold Royalty at any time, in each case, under the LTIP alone, or when combined with all of Gold Royalty’s other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Shares issued and outstanding from time to time determined on a non-diluted basis. The maximum number of Shares issuable to any one individual under the LTIP alone, or when combined with all of Gold Royalty’s other security-based compensation arrangements, cannot exceed 5% of the aggregate number of Shares issued and outstanding on the applicable grant date.

For the purposes of calculating the maximum number of Shares reserved for issuance under the LTIP, any issuance from treasury by Gold Royalty that is issued in reliance upon an exemption under applicable stock exchange rules applicable to share compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Gold Royalty shall not be included. All of the Shares covered by the exercised, cancelled or terminated Awards will automatically become available Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan.

The aggregate equity value of DSUs that are eligible to be settled in Shares granted to a Non-Employee Director, within a one-year period, pursuant to all security-based compensation arrangements of the Corporation shall not exceed $150,000.

An Option entitles the participant to acquire Shares from treasury and shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will not be less than the closing price of the Shares on the applicable stock exchange on the last trading day before the date such Option is granted. The LTIP will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of the Board, where required. If a participant elects to exercise Options under the “net exercise” procedures, the participant can elect to receive cash or a number of Shares equal to (a) the number of Shares underlying Options multiplied by (b) the market value of the Shares at such date less the exercise price of such Options, (c) divided by the market value of the Shares at such date, subject to acceptance by the Board and provided that satisfactory arrangements have been made to pay any applicable withholding taxes.

All Options granted under the LTIP shall be Non-Qualified Stock Options (as defined in the LTIP) unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option (as defined in the LTIP). No Option shall be treated as an Incentive Stock Option unless the LTIP has been approved by the shareholders of Gold Royalty within 12 months following the Effective Date and in a manner intended to comply with applicable shareholder approval requirements.

RSUs, PSUs and DSUs are substantially like “phantom” shares, the implied value of which will rise and fall in value based on the fair market value of the Shares and are redeemable, at the discretion of Gold Royalty, for cash, Shares from treasury or a combination of Shares from treasury and cash. The fair market value of the Shares, on a particular date, is determined based on the closing price for the Shares on the applicable stock exchange for the trading day on which the Shares traded immediately preceding such date. The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement.

For each PSU awarded under the LTIP, the Board will establish (a) the applicable performance criteria and other vesting conditions, and (b) the period of time in which such performance criteria and other vesting conditions must be met, in order for a participant to be entitled to receive Shares in exchange for his or her PSUs. Subject to the provisions of any award agreement and the provisions of the LTIP, all vested RSUs and PSUs will be settled as soon as practicable following the date on which the Board determines that the performance criteria and/or other vesting conditions with respect to the RSU and/or PSU have been met, but in all cases RSUs and PSUs will be settled prior to (a) three years following the date of grant of the RSU or PSU, if settled by payment of cash equivalent or through purchases by Gold Royalty on the participant’s behalf on the open market, or (b) ten years following the date of grant of the RSU or PSU, if the RSU or PSU will be settled by the issuance of Shares from treasury.

Eligible Directors may receive all or a portion of their compensation in the form of a grant of DSUs in each fiscal year. The number of DSUs will be calculated as the amount of the Eligible Director’s compensation elected to be paid in DSUs divided by the market value (as defined in the LTIP). Each Eligible Director will be entitled to redeem his or her DSUs during the period commencing on the business day immediately following his or her termination date and ending on the date that is not later than the 90th day following such termination date, or such shorter redemption period as set out in the relevant DSU agreement.

The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or disability, subject to the terms of a participant’s employment agreement, award agreement and the change of control provisions described below:

Event	Provisions
Termination for cause	Immediate forfeiture and termination of all vested and unvested Awards.

Resignation, retirement and termination other than for cause

Options: Forfeiture and termination of all unvested Options and all vested Options shall expire on the earlier of 90 days after the effective date of such resignation, retirement and termination or the expiry date of such Option or such longer period as the Board may determine in its sole discretion.

RSUs, PSUs and DSUs: All vested RSUs, PSUs or DSUs granted shall be paid out in accordance with their terms and all unvested RSUs, PSUs or DSUs will terminate on the effective date of such resignation, retirement or termination or such longer period as the Board may determine in its sole discretion.

Death or disability

Options: All unexercised unvested Options will be deemed to have vested immediately on the effective date of such death or disability and all Options shall expire on the earlier of 12 months after the effective date of such death or disability, or the expiry date of such Option or such longer period as the Board may determine in its sole discretion.

RSUs, PSUs and DSUs: All unvested RSUs, PSUs or DSUs will be deemed to have vested immediately on the effective date of such death or disability and all RSUs, PSUs or DSUs shall be paid out in accordance with their terms.

Pursuant to the LTIP, when dividends (other than stock dividends) are paid on Shares, participants will receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”), as applicable, as of the dividend payment date. The number of Dividend Share Units to be granted to a participant will be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the participant on the relevant record date by the amount of the dividend paid by Gold Royalty on each Gold Royalty Share, and dividing the result by the market value (as defined in the LTIP) on the dividend payment date. Any Dividend Share Units granted to a participant will be subject to the same vesting conditions and settlement terms as applicable to the related DSUs, RSUs and/or PSUs in accordance with the applicable award agreement.

In connection with a change of control of Gold Royalty, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that the Board may accelerate the vesting of Awards if: (a) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than Gold Royalty); or (b) Gold Royalty has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and applicable stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (a) not materially adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or upon the consent of the applicable participant(s); and (b) be in compliance with applicable law and with prior approval if required, of the shareholders of Gold Royalty and of any other stock exchange upon which Gold Royalty has applied to lists its shares, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

●	any amendment to the vesting provisions of the LTIP and any Award granted under the LTIP;

●	any amendment regarding the provisions governing the effect of termination of a participant’s employment, contract or office;

●	any amendment which accelerates the date on which any Award may be exercised under the LTIP;

●	any amendment necessary to comply with applicable law or the requirements of the applicable stock exchange upon which Gold Royalty has applied to list its shares or any other regulatory body;

●	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP; or

●	any amendment regarding the administration of the LTIP,

provided that the alteration, amendment or variance does not:

●	increase the maximum number of Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

●	reduce the exercise price of Awards including cancellation and reissuance of an Award, except in the case of an adjustment pursuant to a change in capitalization;

●	extend the expiration date of an Award, except in the case of an extension due to black-out period;

●	remove or exceed the insider participation limits;

●	remove or exceed the Non-Employee Director participation limits;

●	amend the transfer provisions of the Awards; or

●	amend the amendment provisions of the LTIP.

As of the date hereof, the maximum number of Gold Royalty Shares available for grant under the LTIP is 13,382,559 of which 5,514,245 are subject to existing Awards.

The above summary is qualified in its entirety by the full text of the LTIP, a copy of which is available on Gold Royalty’s website at www.goldroyalty.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under equity compensation plans as of the financial year ended September 30, 2021.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1) (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Securityholders(2)	Nil	N/A	Nil
Equity Compensation Plans Not Approved by Securityholders(3)	3,016,200	$4.97	4,237,660
Total	3,016,200	$4.97	4,237,660

Notes:

(1)	This figure represents 3,016,200 outstanding Options having a weighted average exercise price of $4.97 and a weighted average remaining term of 4.49 years.

(2)	The Legacy Incentive Plan was previously ratified by our sole shareholder. 1,000,002 Restricted Shares remain outstanding under the Legacy Incentive Plan. No further grants will be made under the Legacy Incentive Plan. For more information, see “- Legacy incentive Plan”.

(3)	The LTIP was adopted by the Company prior to the Company’s IPO. The maximum number of Shares reserved for issuance under the LTIP is 10% of the outstanding Shares of the Company on a rolling basis.

On October 19, 2020, the Company adopted the Legacy Incentive Plan, which provided for equity incentive awards in the form of Options and Restricted Shares. Pursuant to the Legacy Incentive Plan, the aggregate number of Shares that could be issued pursuant to grants thereunder was 2,000,000 Shares. In October 2020, the Company granted awards of an aggregate of 1,500,000 Restricted Shares to certain of the Company’s and GoldMining Inc.’s officers and directors. 499,998 Restricted Shares have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from the completion of the IPO. 1,000,002 Restricted Shares remain outstanding under the Legacy Incentive Plan and are subject to cancellation if certain conditions are not met. No further grants will be made under the Legacy Incentive Plan. For further information, see the section entitled “- Legacy Incentive Plan”.

C. Board Practices

Board Composition

Our Articles provide that our board of directors shall consist of not less than three and not more than 20 directors. The size of our board of directors is currently fixed at eight directors and may be changed by resolution of our directors. In connection with the upcoming annual meeting of shareholders to be held in February 2022 (the “Meeting”), the board has determined to fix the number of directors at 6 effective at the upcoming meeting.

The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. Our Articles provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined by the CBCA.

The board of directors facilitates its exercise of independent supervision over management by ensuring that at least 50% of its members are “impartial”. Directors are considered to be impartial if they have no direct or indirect material relationship with our Company which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of eight directors, of whom three are independent. At the upcoming Meeting six directors are being nominated for election, of which three are independent of the Company. Each of Warren Gilman, Alan Hair and Ken Robertson are considered “independent” as provided by Canadian National Instrument 52-110 – Audit Committees (“National Instrument 52-110”) and the NYSE American corporate governance standards (the “NYSE American Governance Rules”). David Garofalo, Amir Adnani, Glenn Mullan, C.F. “Trey” Wasser and Garnet Dawson are not considered “independent”. Of the directors standing for election at the Meeting, Messrs. Garofalo, Adnani and Mullan are not considered “independent” and Messrs. Gilman, Hair and Robertson are considered “independent”. If all Nominees are elected at the Meeting, the Board will be comprised of at least 50% “independent” directors under the NYSE American Governance Rules.

The Company has not adopted any retirement or term limits for directors serving on the Board. The Company believes that maintaining an appropriate balance of tenure among directors is a part of the Board’s consideration. Longer serving directors bring valuable experience and knowledge with respect to our business and the royalty and streaming industry. Newer directors bring in fresh perspectives and ideas and additional expertise and experience.

While term and age limits could facilitate new viewpoints and ideas being brought to the Board, we believe they are counter-balanced by the disadvantage of losing directors who, over a period of time, have developed unique and specialized insights into our strategic initiatives and business and who provide valuable contributions to Board discussions and assessments. Our Nominating and Corporate Governance Committee regularly reviews and assesses our directors, and uses its discretion in the best interests of the Company and our shareholders to refresh the Board as necessary.

Committees of the Board

The Board has the following three standing committees, the members of which are set out under “Item 6C. Directors, Senior Management and Employees -Board Practices”:

●	the Audit Committee;

●	the Compensation Committee; and

●	the Nominating and Corporate Governance Committee.

Each of the committees are comprised entirely of independent directors and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Audit Committee

The purpose of the Audit Committee is to provide independent and objective oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls. The Audit Committee assists the Board with its oversight of, among other things: (i) the integrity of the financial statements of the Company and its subsidiaries; (ii) communication between the Board and the external auditor; and (iii) the qualifications and independence of the Company’s auditors. The Audit Committee is comprised of Mr. Gilman, Mr. Robertson and Mr. Hair. Each of Mr. Gilman, Mr. Robertson and Mr. Hair are considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Robertson is the Chair of the Nominating and Corporate Governance Committee.

Our board of directors has adopted a written charter that sets forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with National Instrument 52-110.

The responsibilities of the Audit Committee include:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditors and the management of the Company. The Audit Committee is given full access to the Company’s management and records and external auditors as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company provides appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing audit reports and to any advisors employed by the Audit Committee.

The Audit Committee Charter is available on the Company’s website at www.goldroyalty.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board in respect of filling of vacancies on the Board and as to nominees for the Board. On an annual basis, the Board reviews its strategies to determine the composition of the Board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives. The Nominating and Corporate Governance Committee is comprised of Mr. Gilman, Mr. Robertson and Mr. Hair. Each of Mr. Gilman, Mr. Robertson and Mr. Hair are considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Hair is the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the Board and the Company, for assessing the overall effectiveness and composition of the Board and committees of the Board and for providing recommendations to the Board for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the Board. In fulfilling its mandate, the Nominating and Corporate Governance Committee, among other things:

●	develops and recommends to the Board a set of corporate governance policies and practices, and annually assesses such governance policies and practices;

●	oversees the evaluation of the Board, committees of the Board, and the contribution of individual directors;

●	reviews and approves of all material corporate governance disclosure;

●	ensures appropriate processes are established by the Board to oversee strategic direction and development, and to oversee the Company’s investor relations and public relations activities;

●	manages succession planning for management and the Board;

●	establishes procedures for Board meetings to ensure that the Board functions independently and effectively;

●	reviews and resolves reports of violations of the Company’s Code of Conduct and Ethics;

●	identifies and recommends individuals to the Board for nomination as members of the Board and its committees; and

●	reviews and recommends to the Board strategic corporate policies.

On an annual basis, the Board and the Nominating and Corporate Governance Committee review Gold Royalty’s strategies to determine the composition of the Board and the appropriate candidates to be nominated for election as directors at annual general meetings. This review takes into account the desirability of maintaining a balance of skills, experience and background. In identifying new candidates for the Board, the Nominating and Corporate Governance Committee considers what competencies and skills the Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of the Board and its Chairman and all board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of the Board, each committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the Board on a regular basis.

A copy of the Nominating and Corporate Governance Committee charter is available at www.goldroyalty.com.

Compensation Committee

The Compensation Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Company’s directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Company to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee, among other things, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation level based on this evaluation. The Compensation Committee meets without the presence of executive officers when approving the Chief Executive Officer’s compensation.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised of Mr. Gilman, Mr. Robertson and Mr. Hair. Each of the members of the Compensation Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Gilman is the Chair of the Compensation Committee. The Company is a “foreign private issuer” under the Exchange Act and is permitted pursuant to the NYSE American Governance Rules to follow its home country practice in respect of the composition of its Compensation Committee.

Among other things, the Compensation Committee:

●	keeps abreast of current developments in board and executive compensation in companies engaged in similar industries;

●	recommends to the Board the remuneration to be paid by the Company to the Board;

●	oversees the activities of management responsible for administering the Company’s incentive compensation plans and equity-based plans;

●	determines and establishes with the Board and the Chief Executive Officer a broad compensation and benefits structure for the Company’s employees;

●	oversees the identification, consideration and management of risks associated with the Company’s compensation philosophy and programs;

●	evaluates the Chief Executive Officer’s performance, and sets the Chief Executive Officer’s compensation level based on such evaluation;

●	makes recommendations to the Board with respect to the compensation for senior executive officers other than the Chief Executive Officer; and

●	determines the Company’s recruitment, retention and termination policies for the Chief Executive Officer.

A copy of the Compensation Committee charter is available at www.goldroyalty.com.

Other Committees of the Board of Directors

Other than the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, there are no other committees of the Board of Directors.

From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. During the financial year ended September 30, 2021, an ad hoc ESG & Sustainability Committee met twice. The committee was comprised of Mr. Hair, Mr. Dawson and Mr. Adnani. The Company has not appointed a formal ESG & Sustainability Committee, but may consider doing so in the future.

D. Employees

As of September 30, 2021, we had 4 full time employees in Canada and 3 part time employees in Canada. We may from time to time rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

E. Share Ownership

Information regarding the ownership of our common shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table indicates information as of December 22, 2021 regarding the beneficial ownership of our common shares for:

●	each person who is known by us to beneficially own 5% or more of our common shares;

●	each executive officer;

●	each of our directors; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of December 22, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address for our directors and executive officers is c/o Gold Royalty Corp., 1030 W. Georgia Street, Suite 1830, Vancouver, BC V6E 2Y3.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Outstanding(2)
Executive Officers and Directors:
David Garofalo	730,000	(3)	*
Josephine Man	103,200	(4)	*
John W. Griffith	175,000	(5)	*
Samuel Mah	25,000	(6)	*
Amir Adnani	1,325,000	(7)	1.0%
Garnet Dawson	100,000	(8)	*
Warren Gilman	851,714	(9)	*
Ken Robertson	55,000	(10)	*
Alan Hair	50,000	(11)	*
Trey Wasser	381,874	(12)	*
Glenn Mullan	4,037,291	(13)	3.0%

All Executive Officers and Directors as a Group (eleven persons)	7,834,079		5.8%
5% Shareholders
GoldMining Inc.	20,000,000		14.9%
Jimmy Lee	7,425,545	(14)	5.5%
Evanachan Ltd.	7,224,551	(15)	5.4%

*	Less than one percent

Notes:

(1)	Unless otherwise indicated, each executive officer and shareholder listed herein is both the record holder and beneficial owner of the shares listed opposite his, her or its name herein.

(2)	On the basis of 133,927,501 common shares outstanding as of December 22, 2021.

(3)	Consists of 153,333 common shares, 266,667 restricted shares that are subject to cancellation if certain performance conditions are not met, options to purchase 300,000 common shares and warrants to purchase 10,000 common shares.

(4)	Consists of 8,800 common shares, options to purchase 90,000 common shares and warrants to purchase 4,400 common shares.

(5)	Consists of 25,000 common shares, options to purchase 137,500 common shares and warrants to purchase 12,500 common shares.

(6)	Includes options to purchase 25,000 common shares.

(7)	Consists of 383,333 common shares, 666,667 restricted shares that are subject to cancellation if certain performance conditions are not met, options to purchase 250,000 common shares and warrants to purchase 25,000 common shares. Does not include 20,000,000 common shares held by GoldMining, of which Mr. Adnani is Chairman and a director.

(8)	Consists of 16,666 common shares, 33,334 restricted shares that are subject to cancellation if certain performance conditions are not met and options to purchase 50,000 common shares. Does not include 20,000,000 common shares held by GoldMining, of which Mr. Dawson is a director.

(9)	Consists of 626,714 common shares, options to purchase 125,000 common shares and warrants to purchase 100,000 common shares.

(10)	Consists of 5,000 common shares and options to purchase 50,000 common shares.

(11)	Includes options to purchase 50,000 common shares.

(12)	Consists of 381,874 common shares.

(13)	Consists of 2,983,801 common shares and options to purchase 1,053,490 common shares.

(14)	Based on a Form 13G filed by Mr. Lee dated November 15, 2021.

(15)	Based on a Form 13G filed by Evanachan Limited dated November 15, 2021, in which it disclosed that Robert McEwen has the sole power to direct the voting and disposition of the common shares held by Evanachan through his ownership interest in that entity.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our Company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

There were no significant changes in the percentage ownership held by any of our 5% or greater shareholders other than the reduction in GoldMining’s percentage ownership due to issuance of our shares upon the consummation of our initial public offering in March 2021 and in connection with our acquisitions of Ely, Golden Valley and Abitibi. GoldMining’s ownership was reduced from approximately 87.6% prior to the completion of our IPO to 14.9% as of December 22, 2021.

Record Holders

As of December 22, 2021, 133,927,501 of our common shares were issued and outstanding. To our knowledge, approximately 21.6% of our total outstanding common shares were held by 12 record holders in the United States.

Control by Another Corporation, Foreign Government or Other Persons

To the best of our knowledge, Gold Royalty is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

B. Related Party Transactions

See “Item 5. Operating and Financial Review and Prospects – Transactions with Related Parties”.

Agreements with Directors and Officers

We have entered into employment or service agreements with members of executive management. See “Item 6B. Directors, Senior Management and Employees — Compensation”. Additionally, we have a compensation program for our directors. See “Item 6B. Directors, Senior Management and Employees — Compensation”.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We carry directors’ and officers’ liability insurance for our directors and officers.

We have entered into indemnification agreements with each of our current directors. The indemnification agreements generally require that we indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to us as directors and officers, if the indemnitees acted honestly and in good faith with a view to the best interests of our Company and, with respect to criminal and administrative actions or other non-civil proceedings that are enforced by monetary penalty, if the indemnitee had reasonable grounds to believe that his or her conduct was lawful. The indemnification agreements also provide for the advancing of defense expenses to the indemnitees by us.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, Gold Royalty may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. Gold Royalty is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Gold Royalty, would individually or in the aggregate have a material adverse effect on its business or financial condition.

Dividend Policy

We have never declared or paid any dividends on our common shares or any of our other securities. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any future indebtedness and other factors the board of directors deems relevant.

B. Significant Changes

A discussion of significant changes since September 30, 2021 is provided under “Item 5. Operating and Financial Review and Prospects” and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s common shares and its common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s common shares and its common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively. There can be no assurance that the Company’s common shares and its common share purchase warrants will remain listed on the NYSE American.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Company was incorporated on June 23, 2020 under the CBCA. The following description of the material terms of our Articles, our by-laws and authorized share capital is a summary and does not purport to be complete. It should be read in conjunction with our Articles, attached as Exhibit 1.1 and our by-laws attached at Exhibits 1.2 and 1.3 and certain sections of the CBCA.

Since we are governed by the laws of Canada, some of the laws affecting our shareholders differ from those of the United States. See “Item 3. Key Information – D. Risk Factors - “We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control”.

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares are not subject to any future call or assessment, do not have any pre-emptive, conversion, redemption rights or purchase for cancellation rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares, all of which rank equally as to all benefits which might accrue to the holders of the common shares. All shareholders of the Company are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of the Company’s common shares, every shareholder has one vote for each common share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by the Company’s board of directors, in its discretion. Upon the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of common shares, without preference or distinction, will be entitled to receive ratably all of the Company’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares. Rights pertaining to the common shares may only be amended in accordance with applicable corporate law.

Preferred Shares

The preferred shares may be issued at any time, or from time to time, in one or more series. Before any preferred shares of a particular series are issued, the Company’s board of directors shall, by resolution, fix the number of preferred shares that will form such series and shall, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series. The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its security holders, for the purpose of winding-up of its affairs.

The preferred shares shall be entitled to preference over the common shares and any other shares of the Company ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. The preferred shares may also be given such other preferences over the common shares and any other shares of the Company ranking junior to the preferred shares as may be fixed by the Company’s board of directors as to the respective series authorized to be issued.

As at the date hereof, the Company has no preferred shares issued and outstanding.

Advance Notice Provisions

The bylaws contain certain provisions that are intended to: (1) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (2) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (3) allow shareholders to vote on an informed basis. Only persons who are nominated by shareholders in accordance with these advance notice provisions will be eligible for election as directors at any annual meeting of the Company’s shareholders, or at any special meeting of the Company’s shareholders if one of the purposes for which the special meeting was called was the election of directors.

Pursuant to the advance notice provisions under the bylaws, shareholders are required to provide the Company with advance notice of their intention to nominate any persons, other than those nominated by management, for election to the Company’s board of directors at a meeting of shareholders. Such notice must include the information prescribed in the bylaws.

To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than the 30th day prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The bylaws also prescribe the proper written form for a shareholder’s notice. The Company’s board of directors may, in its sole discretion, waive any requirement under these provisions.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of the Company’s outstanding voting securities.

Forum Selection

The bylaws include a forum selection provision that will provides that, unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and appellate Courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of its directors, officers or other employees to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the Articles or bylaws; or (iv) any action or proceeding asserting a claim otherwise related to the Company’s “affairs” (as defined in the CBCA). The Company’s forum selection bylaw also provides that its securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the bylaws. To the fullest extent permitted by law, the Company’s forum selection provision will apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Objects and Purposes

The Company’s Articles do not specify objects and purposes.

Borrowing Powers of Directors

The Company’s Articles and bylaws provide that the directors of the Company may without authorization of shareholders:

(a) borrow money on the credit of the Company;

(b) issue, reissue, sell or pledge debt obligations of the Company, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantees of the Company, whether secured or unsecured;

(c) subject to the provisions of the CBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Company; and

(e) delegate to one or more directors, a committee of directors or one or more officers of the Company as may be designated by the directors, all or any of the powers conferred by the foregoing to such extent and in such manner as the directors shall determine at the time of each such delegation.

Shareholder Meetings

Under the CBCA, we will be required to hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting and no later than six months after the end of our preceding financial year, with the first meeting required to be held no later than 18 months after our date of incorporation. Our Articles and bylaws provide that any shareholder meeting may be held at any location within Canada or the United States, as the board of directors may determine in their discretion. The board of directors may decide to arrange for shareholders to be able to participate in the general meeting by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A notice to convene a meeting, specifying the date, time and location of the meeting, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting or such other minimum period as required by the applicable securities laws.

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor’s report, election of directors and re-appointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting.

Under the CBCA, our board of directors has the power at any time to call a special meeting of our shareholders. In addition, the holders of not less than 5% of our shares that carry the right to vote at a meeting sought to be held can also requisition our board of directors to call a meeting of our shareholders for the purposes stated in the requisition. If our board of directors does not call the meeting within 21 days after receiving the requisition, our shareholders can call the meeting and the expenses reasonably incurred by such shareholders in requisitioning, calling and holding the meeting must be reimbursed by us.

Those entitled to vote at a meeting are entitled to attend meetings of our shareholders. Every shareholder entitled to vote may appoint a proxyholder to attend the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Directors, auditors, legal counsels, secretary (if any), and any other persons invited by the chair of the meeting or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in quorum or be entitled to vote at the meeting unless he or she or it is a shareholder or proxyholder entitled to vote at the meeting.

Limitations on Rights of Non-Canadians

Our Company is incorporated pursuant to the laws of Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however, no such remittances are likely in the foreseeable future. See “Item 10. Additional Information – E. Taxation – Certain Canadian Federal Income Tax Considerations” below.

There is no limitation imposed by Canadian law or by our Articles or bylaws or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a “non-Canadian” (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development Canada (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO-investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is C$5 million or more.

For a proposed indirect acquisition by an investor other than a so-called WTO investor that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly, is C$50 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2021, this amount is $1.043 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is C$1.565 billion for 2021); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a cultural business is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security”, the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Association Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c)	the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of common shares, remained unchanged.

Other

Provisions as to the modification, amendment or variation of rights and provisions of each class of shares are contained in the CBCA and the regulations promulgated thereunder. Certain fundamental changes to the Articles will require the approval of at least two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) certain amendments to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the CBCA (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), or (vii) a change of name.

Under the CBCA, a corporation cannot repurchase its shares or pay or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share unless the stated capital has been adjusted in accordance with the CBCA.

There is no by-law provision governing the ownership threshold above which shareholder ownership must be disclosed. However, there are disclosure requirements pursuant to applicable Canadian securities laws.

C. Material Contracts

The following summary of certain material provisions of each agreement referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreement.

On November 27, 2020 we entered into the Royalty Purchase Agreement with GoldMining, pursuant to which GoldMining caused its applicable subsidiaries to create and issue to us royalty interests and transfer to us certain buyback rights held by its subsidiaries in consideration for 15,000,000 of our common shares. See “Item 5. Operating and Financial Review and Prospects” for further information.

On June 21, 2021, we entered into an arrangement agreement with Ely, pursuant to which we agreed to acquire all of the issued and outstanding common shares of Ely by way of a statutory plan of arrangement under section 288 of the Business Corporations Act (British Columbia). The arrangement became effective on August 23, 2021. Pursuant to the arrangement, we acquired all of the issued and outstanding Ely common shares. Pursuant to the arrangement, the Ely shares were ultimately transferred by us to 1310560 B.C. Ltd., our wholly-owned subsidiary, which amalgamated with Ely, with Ely being the surviving entity thereunder. As a result of the completion of the arrangement, Ely has become an indirect wholly-owned subsidiary of ours. After pro-rationing and adjustments in accordance with the arrangement, each Ely Share was acquired by us in exchange for 0.2450 of a common share, plus $0.0001 for Ely shareholders who elected, or were deemed to have elected to receive the share alternative under the arrangement; and 0.099166 of a common share, plus $0.869053 for Ely shareholders who elected to receive the cash alternative under the arrangement. See “Item 5. Operating and Financial Review and Prospects” for further information.

On September 6, 2021, we entered into the arrangement agreements with each of Abitibi and Golden Valley, which provided for, among other things, the acquisition by us of all of the outstanding common shares of each such company by way of statutory plans of arrangement. Pursuant to the arrangements, which became effective on November 5, 2021, we acquired all of the issued and outstanding Abitibi and Golden Valley common shares and all of the issued and outstanding Golden Valley common shares. As a result of the completion of the arrangements, each of Abitibi and Golden Valley became wholly-owned subsidiary of ours. Each Abitibi share was acquired by us in exchange for 4.6119 common shares and each Golden Valley share was acquired by us in exchange for 2.1417 common shares. The consideration paid by us on closing of the arrangements consisted of an aggregate of 29,478,273 common shares to shareholders of Golden Valley and 31,625,943 common shares to shareholders of Abitibi (excluding Golden Valley). Pursuant to the arrangement with Golden Valley, each of its 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase our common shares as more fully set forth in the arrangement with Golden Valley. See “Item 5. Operating and Financial Review and Prospects” for further information.

D. Exchange Controls and Other Limitations Affecting Security Holders

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our common shares, other than withholding tax requirements, as discussed below under “Certain Canadian Federal Income Tax Information”.

There is currently no limitation imposed by Canadian law or our Articles or bylaws that will be in effect prior to closing on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts will generally not apply except where a control of an existing Canadian business or company, which has Canadian assets or revenue over a certain threshold, is acquired and will not apply to trading generally of securities listed on a stock exchange.

See “- B. Memorandum and Articles of Association” for further information above.

E. Taxation

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable to the holding and disposing of our common shares, our outstanding share purchase warrants (the “warrants”) and shares issued on the exercise of the warrants (“warrant shares” and, sometimes for purposes of this summary, collectively with the common shares, the “shares”) by a beneficial owner of any such shares or warrants who, at all relevant times, for the purposes of the application of the Canadian Tax Act, (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares or warrants in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares or warrants as capital property (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, referred to as the “Canada-U.S. Tax Treaty”, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, referred to as the “Proposed Amendments” and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of shares or warrants. Consequently, holders of shares or warrants should consult their own tax advisors for advice with respect to the tax consequences to them of holding and disposing of such shares or warrants, having regard to their particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the shares or warrants must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Exercise of Warrants

No gain or loss will be realized by a Non-Canadian Holder on the exercise of a warrant to acquire a warrant share. When a warrant is exercised, the Non-Canadian Holder’s cost of the warrant share acquired thereby will be equal to the aggregate of the Non-Canadian Holder’s adjusted cost base of such warrant and the exercise price paid for the warrant share. The Non-Canadian Holder’s adjusted cost base of the warrant share so acquired will be determined by averaging the cost of the warrant share with the adjusted cost base to the Non-Canadian Holder of all of our common shares held by the Non-Canadian Holder as capital property immediately before the acquisition of the warrant share.

Dividends

Dividends paid or credited on the shares or deemed to be paid or credited on the shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a share or warrant, unless the shares or warrants are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the shares and warrants will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), unless at any particular time during the 60-month period that ends at that time:

●	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

●	more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, our common shares or warrants could be deemed to be taxable Canadian property to a Non-Canadian Holder. In addition, see “Item 3D. – Key Information – D. Risk Factors - Risks Related to Our Securities - The common shares may not be listed on a ‘designated stock exchange’ for purposes of the Canadian Tax Act and the common shares and warrants may be subject to Canadian taxation on disposition”. Non-Canadian Holders, whose shares or warrants may constitute taxable Canadian property, should consult their own tax advisors for advice having regard to their particular circumstances.

Even if a common share is taxable Canadian property to a Non-Canadian Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the share will not be included in computing the Non-Canadian Holder’s taxable income for purposes of the Canadian Tax Act, provided that the share constitutes “treaty-protected property” of such shareholder. Common shares owned by a holder that is resident in the United States generally will be treaty-protected property if the gain from the disposition of such share would, because of the Canada-U.S. Tax Treaty, be exempt from tax under the Canadian Tax Act. Non-Canadian Holders whose shares may constitute taxable Canadian property or treaty-protected property should consult their own tax advisors for advice having regard to their particular circumstances.

If a Non-Canadian Holder realizes a capital gain or capital loss from a disposition of a common share which constitutes taxable Canadian property and not treaty-protected property for purposes of the Canadian Tax Act, then the capital gain or capital loss is the amount, if any, by which the Non-Canadian Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the Non-Canadian Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Canadian Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Generally, one-half of a capital gain (“taxable capital gain”) is included in income for Canadian tax purposes in the year of the disposition, and one-half of a capital loss (“an allowable capital loss”) must be deducted from taxable capital gains realized by the Non-Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back three years or forward indefinitely and deducted against net taxable capital gains in those years, in the manner permitted under the Canadian Tax Act. Reporting and filing requirements will also arise. Such a Non-Canadian Holder should consult its own tax advisors.

Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares and warrants by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our common shares and warrants as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares and warrants that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares and warrants, the U.S. federal income tax consequences relating to an investment in our common shares and warrants will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the ownership and disposition of our common shares and warrants.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (i) at least 75% of its gross income is “passive income” (the “PFIC income test”) or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the “PFIC asset test”. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Section 1298(a)(4) of the Code provides that to the extent provided in regulations, if any person has an option to acquire stock in a PFIC, such stock shall be considered as owned by such person. Certain proposed regulations provide rules for treatment of options to acquire stock in a PFIC. The discussion below assumes that regulations relating to options to acquire PFIC stock will become effective and would apply to the warrants. Each U.S. Holder is urged to consult with its own tax advisor about the tax consequences of holding warrants if we are classified as a PFIC.

We expect that we should be treated as a PFIC for the tax year ending December 31, 2021 and in future years.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares or warrants, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares or warrants, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares or warrants, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares or warrants. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares or warrants, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares or warrants, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares or warrants it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or warrants and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock as long as they remain listed on the NYSE American and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares or warrants, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares or warrants and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares or warrants of a PFIC.

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our common shares and warrants

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares and warrants in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares or warrants, as applicable. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares and warrants were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares and warrants will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Exercise or Lapse of a Warrant

Subject to the PFIC rules described above and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss on the exercise of a warrant and related receipt of a common share, unless cash is received in lieu of the issuance of a fractional common share.

A U.S. Holder’s initial tax basis in the common share received on the exercise of a warrant should be equal to the sum of (i) the U.S. Holder’s tax basis in the warrant plus (ii) the exercise price paid by the U.S. Holder on the exercise of the warrant. A U.S. Holder’s holding period for common shares received on exercise of a warrant will commence on the date following the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant.

The U.S. federal income tax treatment of a cashless exercise of warrants into common shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance as to the tax treatment that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of our warrants.

Medicare Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts are subject to an additional 3.8% U.S. federal income tax on all or a portion of their “net investment income”, which generally includes dividends (and constructive dividends) on the securities and net gains from the disposition of common shares or warrants. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “- Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.

Dividends on and proceeds from the sale or other disposition of our common shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR UNITS, COMMON SHARES OR WARRANTS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We maintain a corporate website at https://www.goldroyalty.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

See “Item 5. Operating and Financial Review and Prospects – Financial Instruments and Risk Management”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A. - 14.D. Material Modifications to the Rights of Security Holders

Not applicable.

14.E. Use of Proceeds

Initial public offering

In March 2021, we completed our initial public offering of 18,000,000 of our ordinary shares, at a price of US$5.00 per share. H.C. Wainwright & Co. and BMO Capital Markets acted as the joint book-running managers and co-lead underwriters of a syndicate that included CIBC Capital Markets, Haywood Securities, Raymond James Ltd., Roth Capital Partners, Scotiabank, Sprott Capital Partners L.P. and TD Securities Inc. The offering was registered under the Securities Act pursuant to our Registration Statement on Form F-1 (Registration No. 333-252036 and 333-253989), which was declared effective by the SEC on March 8, 2021.

The gross proceeds from the offering were $90.0 million. All proceeds from the offering had been used to pay for our expenses related to the offering, the acquisition of royalties and Ely, and for our operating expenses.

The amount of expenses incurred for our account in connection with the issuance and distribution of the registered securities in our initial public offering for underwriting discounts and commissions, finders’ fees, expenses paid to or for underwriters, other expenses and total expenses, as of September 30, 2021, was $5.6 million. None of the net proceeds from the initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15.	Controls and Procedures.

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of September 30, 2021, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	Audit committee financial expert.

Our board of directors has determined that Ken Robertson, independent Chairperson of the audit committee, possesses specific accounting and financial management expertise and that he is the Company’s “audit committee financial expert” as defined by the rules of the SEC.

Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with EY. During his career at EY in Canada and the United Kingdom, Ken developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant and he serves on the boards of Avcorp and Mountain Province Diamonds Inc. He holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

ITEM 16B.	Code of ethics.

We believe in strict adherence to the highest standards of business ethics and responsibility. We have thus adopted a Code of Conduct and Ethics that applies to us and our directors, officers, employees and advisors, which complies with the “code of ethics” contemplated by Item 16B of Form 20-F. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, and principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Conduct and Ethics is available on our website at www.goldroyalty.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission. Under Item 16B of the U.S. Securities and Exchange Commission’s Form 20-F, if a waiver or amendment of the Code of Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C.	Principal Accountant Fees and Services.

A. Audit Fees

The following sets forth the aggregate fees billed for the last fiscal year for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for the last fiscal year.

Fiscal year ended September 30, 2020	$21,010
Fiscal year ended September 30, 2021	$122,373

B. Audit-Related Fees

The following sets forth additional aggregate fees to those reported under “Audit Fees” in the last fiscal year that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended September 30, 2020	-
Fiscal year ended September 30, 2021	$102.939

Audit-related fees are for services rendered by our auditors related to the performance of the audit of our financial statements and are not reported under the category “Audit Fees” above.

C. Tax Fees

The following sets forth the aggregate fees billed in the last fiscal year for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended September 30, 2020	-
Fiscal year ended September 30, 2021	$12,687

Tax fees were for tax advisory services.

D. All Other Fees

The following sets forth the aggregate fees billed in the last fiscal year for products and services provided by the principal accountant not described above, including advisory services related to our Interactive Date File (XBRL information):

Fiscal year ended September 30, 2020	-
Fiscal year ended September 30, 2021	-

E. Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves our engagement of PricewaterhouseCoopers Inc. to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of the Company’s delegation of authority framework and the audit committee’s policy on non-audit services.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G.	Corporate Governance.

Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is as follows:

Proxy Delivery Requirement

NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conform to the proxy rules of the U.S. Securities and Exchange Commission. We are a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement

NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. There is no requirement under the CBCA to obtain such approval of equity issuances.

Board Independence

The NYSE American requires listed companies to have a board of directors that is comprised by a majority of independent directors within one year of initial listing on the exchange. At its upcoming Meeting of shareholders, the Company has nominated a board of directors that will be comprised of 50% independent directors. The Company’s board of directors has adopted a mandate requiring the board of directors to be comprised of at least 50% independent directors and, after the second fiscal year that commences after its initial public offering, at least a majority of independent directors.

ITEM 16H.	Mine Safety Disclosure.

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

ITEM 17.	Financial Statements.

Not applicable.

ITEM 18.	Financial Statements.

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation, as presently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

1.2	Amended and Restated By-law No. 1 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

1.3	By-law No.2 (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

2.1*	Description of Securities Registered under Section 12

2.2	Specimen common share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

2.3	Specimen warrant certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

2.4	Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

4.1#	Employment Letter Agreement with David Garofalo, dated August 1, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.2#	Employment Letter Agreement with Josephine Man, dated November 18, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.3#	Employment Letter Agreement with John Griffith, dated August 31, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.4*#†	Employment Letter Agreement with Samuel Mah, dated June 1, 2021

4.5#	Equity Incentive Plan, dated October 19, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.6	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.7†	Royalty Purchase Agreement, dated November 27, 2020, by and between the Registrant and GoldMining Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.8†	Form of Royalty Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.9	Arrangement Agreement between Gold Royalty Corp. and Ely Gold Royalties Inc., dated June 21, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on July 6, 2021)

4.10	Arrangement Agreement between Gold Royalty Corp. and Abitibi Gold Royalties Inc., dated September 6, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on September 17, 2021)

4.11	Arrangement Agreement between Gold Royalty Corp. and Golden Valley Mines and Royalties Ltd., dated September 6, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on September 17, 2021)

4.12	Consulting Agreement, dated September 1, 2020, by and between the Registrant and Ian Telfer (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 12, 2021)

8.1*	List of Significant Subsidiaries

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Alastair Still

101.INS*	Inline XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

**Furnished herewith.

# Indicates management contract or compensatory plan.

† Portions of this exhibit (indicated by asterisks) have been excluded because such information is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Gold Royalty Corp.

December 23, 2021	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer

GOLD ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders of Gold Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Royalty Corp. and its subsidiaries (together, the Company) as of September 30, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended September 30, 2021 and for the period from incorporation on June 23, 2020 to September 30, 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and its financial performance and its cash flows for the year ended September 30, 2021 and the period from incorporation on June 23, 2020 to September 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

December 23, 2021

We have served as the Company’s auditor since 2020.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Gold Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in United States dollars unless otherwise stated)

		As at September 30,	As at September 30,
	Notes	2021	2020
		($)	($)
Assets
Current assets
Cash and cash equivalents	4	9,905,480	37,539
Short-term investments	5	1,117,769	-
Accounts receivable		411,715	-
Prepaids and other receivables	6	1,865,816	16,330
		13,300,780	53,869
Non-current assets
Royalties	7	256,833,456	-
Exploration and evaluation assets	8	7,711,535	-
Long-term investments	9	1,586,600	-
Other long-term assets		66,470	1,587
		266,198,061	1,587

		279,498,841	55,456

Current Liabilities
Accounts payable and accrued liabilities	15	6,884,679	75,452
Current portion of lease obligation		36,311	-
Due to former parent company		-	120,930
		6,920,990	196,382
Non-current liabilities
Lease obligation		11,300	-
Derivative liability	10	4,549,074	-
Deferred income tax liability	11	42,700,000	-
		54,181,364	196,382
Equity
Issued Capital	12	228,619,530	1
Reserves	12	11,403,811	-
Accumulated deficit		(15,146,866)	(140,631)
Accumulated other comprehensive income (loss)		441,002	(296)
		225,317,477	(140,926)
		279,498,841	55,456

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ “Ken Robertson”
Ken Robertson Director

/s/ “Warren Gilman”
Warren Gilman Director

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars unless otherwise stated)

			Period from
		For the	incorporation on
		year ended	June 23, 2020 to
	Notes	September 30, 2021	September 30, 2020
		($)	($)

Revenue
Royalty income		191,991	-

Cost of sales
Depletion of royalties		163,817	-
Gross profit		28,174	-

Expenses
Consulting fees		2,677,189	-
Depreciation		4,844	45
Management and directors’ fees	15	1,172,286	15,698
General and administrative		2,937,385	5,106
Professional fees		2,481,019	119,782
Share-based compensation	12	3,324,286	-
Exploration and evaluation expenses		12,516	-
Operating loss for the year		(12,581,351)	(140,631)

Other items
Change in fair value of derivative liability	10	(1,511,372)	-
Change in fair value of short-term investments	5	(168,431)	-
Foreign exchange loss		(812,429)	-
Interest income		67,348	-
Net loss for the year		(15,006,235)	(140,631)

Other comprehensive income (loss)
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		441,298	(296)
Total comprehensive loss for the year		(14,564,937)	(140,927)

Net loss per share, basic and diluted		(0.45)	(140,631.00)

Weighted average number of common shares
outstanding, basic and diluted		33,555,265	1

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Changes in Equity

(Expressed in United States dollars unless otherwise stated)

						Accumulated
		Number of				Other
		Common	Issued		Accumulated	Comprehensive
	Notes	Shares	Capital	Reserves	Deficit	Income (Loss)	Total
			($)	($)	($)	($)	($)
Balance at June 23, 2020		-	-	-	-	-	-
Issued capital		1	1	-	-	-	1
Net loss for the year		-	-	-	(140,631)	-	(140,631)
Total other comprehensive loss		-	-	-	-	(296)	(296)
Balance at September 30, 2020		1	1	-	(140,631)	(296)	(140,926)
Cancellation of common share issued upon incorporation		(1)	(1)	-	-	-	(1)
Common shares issued to former parent company for cash	12	5,000,000	50,000	-	-	-	50,000
Performance based restricted shares issued	12	1,500,000	-	-	-	-	-
Common shares issued to acquire royalties	7	15,000,000	13,076,000	-	-	-	13,076,000
Private placement of common shares for cash	12	1,325,000	2,848,750	-	-	-	2,848,750
Share-based compensation - performance based restricted shares	12	-	408,815	-	-	-	408,815
Share-based compensation - share options	12	-	-	2,199,837	-	-	2,199,837
Initial public offering:
Common shares and common share purchase warrants issued for cash	12	18,000,000	82,968,750	7,031,250	-	-	90,000,000
Common shares issued on exercise of over-allotment option	12	721,347	3,603,128	-	-	-	3,603,128
Common share purchase warrants issued on exercise of over-allotment option	12	-	-	13,500	-	-	13,500
Underwriters’ fees and issuance costs	12	-	(5,154,455)	(416,389)	-	-	(5,570,844)
Common shares issued for marketing services	12	75,000	345,000	-	-	-	345,000
Common shares issued to acquire Ely Gold Royalties Inc.	3	30,902,176	130,407,183	-	-	-	130,407,183
Common share purchase warrants of Ely Gold Royalties Inc.	3	-	-	2,602,967	-	-	2,602,967
Common shares issued upon exercise of common share purchase warrants	12	15,086	66,359	(27,354)	-	-	39,005
Net loss for the year		-	-	-	(15,006,235)	-	(15,006,235)
Total other comprehensive income		-	-	-	-	441,298	441,298
Balance at September 30, 2021		72,538,609	228,619,530	11,403,811	(15,146,866)	441,002	225,317,477

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Cash Flows

(Expressed in United States dollars unless otherwise stated)

		Period from
		incorporation on
	For the	June 23, 2020 to
	September 30, 2021	September 30, 2020
	($)	($)
Operating activities
Net loss before tax for the year	(15,006,235)	(140,631)
Items not involving cash:
Accretion and depreciation	5,183	45
Depletion of royalties	163,817	-
Interest income	(63,588)	-
Share-based compensation	2,994,836	-
Change in fair value of short-term investments	168,431	-
Change in fair value of derivative liability	1,511,372	-
Unrealized foreign exchange loss	(29,218)	-
Net changes in non-cash working capital items:
Accounts receivables	(149,818)	-
Prepaids and other receivables	(1,484,992)	(16,330)
Accounts payable and accrued liabilities	23,326	73,820
Due to former parent company	(83,096)	83,096
Cash used in operating activities	(11,949,982)	-

Investing activities
Investment in royalties	(9,369,790)	-
Acquisition of Ely Gold Royalties Inc., net of cash acquired	(58,247,027)	-
Investment in exploration and evaluation assets	(20,000)	-
Long-term investments acquired	(1,586,600)	-
Purchase of equipment	(1,632)	-
Payment of lease obligations	(3,722)	-
Interest received	63,699	-
Cash used in investing activities	(69,165,072)	-

Financing activities
Proceeds from common shares issued to former parent company	50,000	-
Proceeds from private placement of common shares	2,848,750	-
Proceeds from initial public offering, net of
underwriters’ fees and issuance costs	88,045,784	-
Proceeds from exercise of common share purchase warrants	39,005	-
Proceeds from common shares issued	-	1
Due to former parent company	(37,538)	37,538
Cash provided by financing activities	90,946,001	37,539

Effect of exchange rate changes on cash	36,994	-

Net increase in cash	9,867,941	37,539
Cash and cash equivalents
Beginning of year	37,539	-
End of year	9,905,480	37,539

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

1. Corporate Information

Gold Royalty Corp. (“GRC” or “the Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the “IPO”) on March 11, 2021. The Company’s common share (the “GRC Shares”) and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

On August 23, 2021, the Company acquired all of the outstanding common shares of Ely Gold Royalties Inc. (“Ely”) (Note 3) which has been consolidated from the date of acquisition.

2. Basis of Preparation and Significant Accounting Policies

2.1 Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Company’s board of directors on December 23, 2021.

2.2 Basis of presentation

The Company’s consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollar”, “$” or “dollar”). All values are rounded to the nearest dollar except where otherwise indicated.

On March 11, 2021, GRC, the parent entity, changed its functional currency from the Canadian dollar to the U.S. dollar. The change in functional currency resulted from the growing proportion of expenses paid in U.S. dollars and the receipt of the cash proceeds of $88 million in U.S. dollars upon the completion of the IPO on March 11, 2021.

The effect of the change in functional currency is accounted for prospectively with no impact on prior period information. The Company translated all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from translation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

The accounting policies applied in the preparation of consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended September 30, 2020 except for the newly adopted policies presented below which relate to business combinations, revenue recognition, exploration and evaluation assets, and share-based payments.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries, being Gold Royalty U.S. Corp., Ely Gold Royalties Inc., 1320505 B.C. Ltd., Nevada Select Royalty, Inc., Ren Royalties LLC, VEK Associates and DHI Minerals (U.S.) Ltd. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

2. Basis of Preparation and Significant Accounting Policies (continued)

2.3 Basis of consolidation (continued)

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of all subsidiaries is the United States dollar. For the period prior to the change in functional currency, the results of GRC, the parent entity, were translated from Canadian dollars using period end exchange rate as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences were recognized in other comprehensive income (loss).

2.4 Significant accounting policies

Royalties

Royalties consist of acquired royalty interests in producing, development and exploration and evaluation stage properties. Royalties are recorded at cost and capitalized as tangible assets on a property-by-property basis. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses, if any. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project due diligence costs that are not related to a specific agreement are expensed in the period incurred.

Producing royalty interests are recorded at cost in accordance with IAS 16, Property, Plant and Equipment and depleted using the units-of production method over the life of the property to which the royalty relates, which is estimated using available information of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific interest.

On acquisition of a royalty, an allocation of its cost or fair value may be attributed to the exploration potential of the interest. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

Exploration and Evaluation Assets

All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are expensed in the period incurred. Exploration and evaluation costs arising following the acquisition of an exploration license are capitalized on a project-by-project basis. Costs incurred include appropriate technical and administrative overheads. Exploration assets are carried at historical cost less any impairment losses recognized. Exploration and evaluation activity includes geological and geophysical studies, exploratory drilling and sampling and resource development.

Upon demonstration of the technical and commercial feasibility of a project and a development decision, any past exploration and evaluation costs related to that project are subject to an impairment test and are reclassified in accordance with IAS 16, Property Plant and Equipment.

Management assesses exploration assets for impairment at each reporting period or when facts and circumstances suggest that the carrying value of capitalized exploration costs may not be recoverable.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

2.4 Significant accounting policies (continued)

Exploration and Evaluation Assets (continued)

For option payments received pursuant to mineral property option agreements where the Company acts as the optionor in the agreement, option proceeds are recognized as a credit to the amounts previously capitalized as exploration and evaluation asset acquisition costs. Any amounts received in excess of amounts capitalized are recorded as a credit in the consolidated statements of comprehensive loss. When the optionee fulfills all option requirements and acquires interest in the property in which the Company retains a royalty, the property is transferred from exploration and evaluation assets to royalties.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its royalties and exploration and evaluation assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Impairment reviews for exploration and evaluation assets are carried out on a property-by-property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically, when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Recoverable amount is the higher of an asset’s (or cash-generating unit’s) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

Cash and cash equivalents

Cash and cash equivalents comprise of cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

2.4 Significant accounting policies (continued)

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss.

Revenue recognition

Revenue is comprised of revenue earned in the period from royalty interests.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

Business combinations

Transactions whereby the assets acquired and liabilities assumed constitute a business are business combinations. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income or generating other income from ordinary activities.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

2.4 Significant accounting policies (continued)

Business combinations (continued)

Business combinations in which the Company is identified as the acquirer are accounted for using the acquisition method of accounting, whereby identifiable assets acquired, and liabilities assumed, including contingent liabilities, are recognized at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred, and the Company acquires the assets and assumes the liabilities of the acquiree.

It generally requires time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed as of the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the fair value measurement is incomplete. During the period from the acquisition date to the time the Company receives the relevant information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable (the “measurement period”), the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new relevant information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, including recognizing additional assets or liabilities. The measurement period does not exceed one year from the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. Acquisition-related costs, other than costs to issue debt or equity securities of the Company, are expensed as incurred.

At the acquisition date, non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recognized as goodwill.

The results of businesses acquired during the period are included in the consolidated financial statements from the date of acquisition.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

2.4 Significant accounting policies (continued)

Income taxes (continued)

●	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, obligation under royalty acquisition and derivative liability.

The Company determines the classification of financial assets at initial recognition. Short-term investments are equity instruments held for trading and are classified as fair value through profit and loss (“FVTPL”). Long-term investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or where the Company has opted to measure them at FVTPL.

All financial instruments are initially recorded at fair value and designated as follows:

Financial Assets	Classification
Cash and cash equivalents	Financial assets at amortized cost
Short-term investments	FVTPL
Accounts receivables	Financial assets at amortized cost
Long-term investments	FVTOCI

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

2.4 Significant accounting policies (continued)

Financial Instruments (continued)

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Lease obligation	Financial liabilities at amortized cost
Derivative liability	FVTPL

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Share-based payments

Restricted Shares

The fair value of restricted shares is measured at grant date and recognized over the period during which the restricted shares vest. When restricted shares are conditional upon the achievement of a performance condition, the Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance condition. The fair value of the restricted shares is determined based on the fair value of the common shares on the grant date, adjusted for minority shareholder discount, liquidity discount and other applicable factors that are generally recognized by market participants.

The fair value of restricted shares is recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares expected to vest; that estimate will be revised if subsequent information indicates that the number of restricted shares expected to vest differs from previous estimates.

Share Options

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share options. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at the grant date and recognized over the period during which the options vest. Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting policy judgments and sources of estimation uncertainty

The preparation of these consolidated financial statements requires management to make accounting policy judgments and make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its accounting policy judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Management is required to make judgements in the application of the Company’s accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

2.4 Significant accounting policies (continued)

Significant accounting judgments and estimates (continued)

●	The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

●	The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve judgment to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

●	The Company is required to make a number of estimates in the application of business combination accounting. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty interests generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s royalty interests.

●	The Company values its investments in private entities at fair value at each reporting date. When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third-party investments, but where this is not feasible, a degree of judgement is required in establishing fair value. Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.

●	In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s royalties, on the operations in which it holds royalty interests, on its employees and on global financial markets.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

3. Acquisition of Ely

On August 23, 2021, the Company completed the acquisition of all of the outstanding common shares Ely (the “Ely Shares”) by way of a statutory plan of arrangement (the “Ely Arrangement”) under the Business Corporations Act (British Columbia). The Company issued 30,902,176 GRC Shares and paid $65 million (C$84 million) in cash. Each of the 15,946,732 warrants to purchase Ely Shares (an “Ely Warrant”) that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001.

The Ely Warrants are exercisable into 3,906,949 of GRC Shares with no change in the aggregate underlying exercise price denominated in Canadian dollar. The estimated total value for the Ely Warrants of $5,640,669 at the closing date is included in total consideration, of which $2,602,967 is classified as equity in accordance with IFRS 2 Share-based Payment and presented in reserve and $3,037,702 is classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation because they are denominated in Canadian dollars, which differs from the Company’s functional currency. The change in fair value on the warrant derivative liabilities has been recorded as change in fair value of derivative liability in the consolidated statements of comprehensive loss.

The following table summarizes the fair value of the consideration paid and the preliminary fair values of the assets acquired, and liabilities assumed on the closing date:

($)
Consideration paid
Cash paid to Ely shareholders(1)	65,016,496
GRC Shares issued to Ely shareholders(1)	130,193,499
15,946,732 Ely Warrants deemed to be exchanged for GRC Shares	5,640,669
Total consideration	200,850,664

Allocation of consideration
Cash and cash equivalents	6,769,469
Short-term investments	1,291,022
Accounts receivable	261,897
Prepaid and other receivables	193,055
Reclamation bond	21,915
Property, plant & equipment	47,714
Royalties	231,172,628
Exploration and evaluation assets	7,691,535
Accounts payable and accrued liabilities	(3,847,216)
Lease obligation	(51,355)
Deferred income tax liability	(42,700,000)
Net assets acquired	200,850,664

(1)	Consideration excludes a portion of cash ($329,450) and share ($213,684) consideration representing the excess of the value of consideration over the intrinsic value of Ely’s share options outstanding prior to the closing date. Such excess is recorded as share-based compensation in the consolidated statements of comprehensive loss on the closing date.

The GRC shares issued to Ely shareholders were measured based on a share price of $4.22, the share price of GRC immediately prior to the closing of the transaction. The fair value of the Ely Warrants at the time of the acquisition was estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 0.40%, expected life of the Ely Warrant of 1.91 years, expected volatility of 37%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The weighted average fair value of the Ely Warrants deemed to be exchanged on the closing date was $0.35 per Ely Warrant.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

3. Acquisition of Ely (continued)

The fair value of short-term investments acquired was estimated using their quoted market prices. The fair values of producing and development stage royalties were estimated using discounted cash flow models. Expected future cash flows used to estimate the fair value of these royalties are based on estimates of future gold prices, projected future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates at the closing date. The fair values of exploration stage royalties were estimated using a market approach based on comparable market transactions. The fair value of receivables and payables are equal to their gross contractual amounts at the closing date.

Transaction costs of $2.9 million were expensed in the consolidated statements of comprehensive loss and included advisory and consulting fees of $1.9 million and legal and other professional fees of $1.0 million. On closing date, the Company recognized share-based compensation of $543,134, of which $329,450 was paid from the cash consideration and $213,684 was paid from the share consideration, representing the excess of consideration given to Ely share option holders over the intrinsic value of options to purchase Ely Shares outstanding immediately prior to the closing date. The intrinsic value of Ely’s share options was determined based on Ely’s share price on the last trading day prior to the closing date. The difference between the intrinsic value and the value of the cash consideration and GRC Shares that the Ely Shares were exchanged for, has been treated as share-based compensation expense.

The Company’s preliminary purchase accounting was based upon preliminary valuations performed to determine the fair value of the net assets as of the acquisition date and is subject to adjustments for up to one year after the closing date of the acquisition to reflect final valuations. The accounting for the business combination is not complete as the valuation for certain acquired employee related liabilities have not been finalized. These final valuations of the assets and liabilities could have a material impact on the preliminary purchase price allocation disclosed above.

4. Cash and cash equivalents

	September 30,	September 30,
	2021	2020
	($)	($)
Cash and cash equivalents consist of:
Cash at bank	5,905,480	37,539
Guaranteed Investment Certificates	4,000,000	-
Total	9,905,480	37,539

5. Short-term investments

The Company’s short-term investments comprise of common shares of the following companies:

	September 30, 2021
	Number of
	Shares	($)

Contact Gold Corp.	2,362,941	93,434
Eminent Gold Corp.	200,000	131,858
Fortitude Gold Corp.	74,946	506,635
Lahontan Gold Corp.	325,000	89,279
McEwen Mining Inc.	53,600	55,952
Sanatana Resources Inc.	1,666,666	150,433
Solitario Royalty & Exploration Corp.	119,352	66,240
VR Resources Ltd.	100,000	23,938
		1,117,769

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

5. Short-term investments (continued)

The short-term investments were acquired as part of the Company’s acquisition of Ely. At the time of acquisition, these investments had a fair value of $1,291,022. During the year ended September 30, 2021, the Company recognized a loss on the change in the fair value on short-term investments of $168,431 (2020: $Nil).

6. Prepaids and other receivables

As at September 30, 2021, the amount of prepaid insurance premiums and marketing fees was $998,489 (2020: $Nil) and $296,208 (2020: $Nil), respectively. A portion of the prepaid marketing fee was satisfied by the issuance of 75,000 common shares of the Company (Note 12). On September 30, 2021, the amount of other tax receivable was $303,748 (2020: $Nil).

7. Royalties

($)
Balance at September 30, 2020	-
Additions	25,445,415
Acquisition from Ely (Note 3)	231,172,628
Depletion	(163,817)
Functional currency translation	379,230
Balance at September 30, 2021	256,833,456

	Cost			Accumulated Depletion			Foreign Currency	Carrying
	Opening	Additions	Ending	Opening	Depletion	Ending	Translation	Amount
September 30, 2021	($)	($)	($)	($)	($)	($)	($)	($)

Depletable Royalties
Isabella Pearl	-	2,820,538	2,820,538	-	5,579	5,579	-	2,814,959
Jerritt Canyon	-	8,920,908	8,920,908	-	73,948	73,948	-	8,846,960
Marigold	-	1,261,207	1,261,207	-	84,290	84,290	-	1,176,917
Subtotal	-	13,002,653	13,002,653	-	163,817	163,817	-	12,838,836

Non-depletable Royalties
Beaufor	-	1,235,414	1,235,414	-	-	-	-	1,235,414
Croinor	-	5,329,811	5,329,811	-	-	-	-	5,329,811
Fenelon	-	41,552,905	41,552,905	-	-	-	-	41,552,905
Gold Rock	-	3,275,322	3,275,322	-	-	-	-	3,275,322
Hog Ranch	-	12,879,239	12,879,239	-	-	-	-	12,879,239
Lincoln Hill	-	5,288,677	5,288,677	-	-	-	-	5,288,677
McKenzie Break	-	4,010,405	4,010,405	-	-	-	-	4,010,405
Railroad-Pinion	-	3,032,071	3,032,071	-	-	-	-	3,032,071
Rawhide	-	3,820,573	3,820,573	-	-	-	-	3,820,573
REN (Net Profit Interest)	-	21,016,741	21,016,741	-	-	-	-	21,016,741
REN (Net Smelter Return)	-	42,364,755	42,364,755	-	-	-	-	42,364,755
São Jorge	-	2,194,333	2,194,333	-	-	-	79,793	2,274,126
Titiribi	-	2,904,333	2,904,333	-	-	-	105,625	3,009,958
Whistler	-	2,575,033	2,575,033	-	-	-	-	2,575,033
Yellowknife	-	1,804,433	1,804,433	-	-	-	65,607	1,870,040
Others	-	90,331,345	90,331,345	-	-	-	128,205	90,459,550
Subtotal	-	243,615,390	243,615,390	-	-	-	379,230	243,994,620
Total	-	256,618,043	256,618,043	-	163,817	163,817	379,230	256,833,456

On November 27, 2020, the Company entered into a royalty purchase agreement with GoldMining, the Company’s former parent, pursuant to which GoldMining caused its applicable subsidiaries to create and issue to the Company net smelter return (“NSR”) royalties ranging from 0.5% to 2.0% on 17 gold properties and transfer to the Company certain buyback rights held by its subsidiaries. The purchase consideration with a fair value of $13,076,000 was satisfied by the issuance of 15,000,000 GRC Shares.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

7. Royalties (continued)

On February 1, 2021, the Company entered into a royalty purchase agreement with Quartz Mountain Resources Ltd. and Wavecrest Resources Inc. Pursuant to the terms of the agreement, the Company acquired a 1% NSR on a portion of the Quartz Mountain Project located in Oregon, USA, for a cash consideration of $150,000.

On July 23, 2021, the Company entered into a definitive agreement with Monarch to acquire a portfolio of gold royalty interests, including a C$2.50 per tonne royalty on material processed through Monarch’s Beacon mill originating from the Beaufor mine operations, a 2.5% NSR on each of Monarch’s Croinor Gold, McKenzie Break and Swanson properties, and a 1% NSR on Monarch’s Beaufor property. The consideration was approximately $12 million (C$15 million), of which approximately $9 million (C$11.25 million) was paid on closing and approximately $3 million (C$3.75 million) is payable upon the 6-month anniversary of closing. Monarch has the right to repurchase a 1.25% NSR on each of the Croinor Gold, McKenzie Break and Swanson properties for C$2 million per property. Such rights may only be exercised by Monarch for a period of 30 days after December 31, 2027 after the gold price as quoted by the London Bullion Market exceeds $2,000 per ounce continuously for 30 consecutive days. The transaction closed on August 5, 2021.

On August 23, 2021, the Company completed its acquisition of Ely and acquired a portfolio of royalties in Canada and the U.S.A for a total fair value of $231,172,628 (Note 3).

The following is a summary of selected royalties own by the Company as of September 30, 2021:

Property	Jurisdiction	Property Stage	Royalty
Isabella Pearl Mine	Nevada, USA	Producing	0.375% Gross Revenue Royalty
Jerritt Canyon Mine	Nevada, USA	Producing	0.5% NSR and Per Ton Royalty (sliding scale based on metal price)
Beaufor Project	Québec, Canada	Development	1.0% NSR
Croinor Gold Project	Québec, Canada	Advanced - Exploration	2.5% NSR
Fenelon Gold Property	Québec, Canada	Development	2.0% NSR
Gold Rock Project	Nevada, USA	Development	0.5% NSR
Hog Ranch Project	Nevada, USA	Development	2.25% NSR
Lincoln Hill Project	Nevada, USA	Development	2.0% NSR
Railroad-Pinion Project	Nevada, USA	Development	0.44% NSR
Rawhide Mine	Nevada, USA	Producing	15% Net Profit Interest (“NPI”)
REN Project	Nevada, USA	Development	1.5% NSR, 3.5% NPI
Sao Jorge Project	Para State, Brazil	Development	1.0% NSR

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

8. Exploration and evaluation assets

($)
Balance at September 30, 2020	-
Acquisition of Ely (Note 3)	7,691,535
Addition	50,000
Option payments received	(30,000)
Balance at September 30, 2021	7,711,535

Mineral properties in the exploration and evaluation stage were acquired as part of the Company’s acquisition of Ely. Fixed option payments were received in relation to certain exploration and evaluation assets.

9. Long-term investments

On August 31, 2021, the Company made a $1,586,600 (C$2,000,000) investment for a 12.5% equity interest in Prospector Royalty Corp. (“PRC”). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

10. Derivative liability

As at September 30, 2021, 9,105,000 Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company’s functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of comprehensive loss.

As at September 30, 2021, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 0.23%, expected life of the Ely Warrant of 1.64 years, expected volatility of 43%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The change in fair value on the warrant derivative liabilities of $1,511,372 has been recorded as change in fair value of derivative liability in the consolidated statements of comprehensive loss.

The movement in derivative liability is as follows:

($)
Balance at September 30, 2020	-
Fair value of derivative liability assumed on Ely acquisition (Note 3)	3,037,702
Change in fair value during the year	1,511,372
Balance at September 30, 2021	4,549,074

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

11. Income Taxes

The Company had no assessable profit for the period ended September 30, 2020 and year ended September 30, 2021. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss is as follows:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

11. Income Taxes (continued)

		Period from
		incorporation on
	Year ended	June 23, 2020 to
	September 30, 2021	September 30, 2020
	(S)	($)

Net loss for the year before taxes	(15,006,235)	(140,631)
Canadian federal and provincial income tax rates	27%	27%
Income tax recovery based on Canadian federal and provincial income tax rates	(4,051,683)	(37,970)

Reconciling items:
Difference in foreign tax rates	5,852	-
Deferred tax asset not recognized	2,507,125	37,966
Stock-based compensation	750,911	-
Fair value change in warrant liability	408,070	-
Permanent differences and other	379,725	4
	-	-

The significant components of deferred income tax assets and liabilities were as follows:

	September 30
	2021	2020
	($)	($)

Deferred tax assets and (liabilities):
Non-capital losses	590,968	-
Marketable securities	3,587	-
Undeducted financing fees	114,064	-
Other deferred tax assets	192,302	-

Royalty assets	(41,762,451)	-
Mineral and royalty interests	(1,634,863)	-
Other deferred tax liabilities	(203,607)	-
Deferred income tax liabilities, net	(42,700,000)	-

At September 30, 2021 and 2020, deductible temporary differences for which no deferred tax assets are recognized are below:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

11. Income Taxes (continued)

	September 30
	2021	2020
	($)	($)

Deductible temporary differences not recognized:
Non-capital losses	9,341,488	38,034
Marketable securities	759,068	-
Mineral and royalty interests	-	-
Other deferred tax assets	1,326	12
Deductible temporary differences not recognized	10,101,882	38,046

The deferred tax assets have not been recognized in the consolidated financial statements, as the Company does not consider it more likely than not that those assets will be realized in the future.

As of September 30, 2021, the Company had Canadian net operating loss carryforwards of $9,458,151 which expire between 2040 and 2041. As of September 30, 2021, there are net operating loss carryforwards of $2,664,138 in the U.S.A, of which $2,050,857 expire between 2034 and 2037 and the remainder may be carried forward indefinitely.

12. Issued Capital

12.1 Initial Public Offering

On March 8, 2021, the Company entered into an underwriting agreement with H.C. Wainwright & Co., LLC and BMO Capital Markets Corp. (collectively the “Underwriters”) for an offering of 18,000,000 units of the Company (the “Units”) at a price of $5.00 per Unit. Each Unit consisted of one GRC Share and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a GRC Share at a price of $7.50 per share until March 11, 2024.

The Company granted the Underwriters the over-allotment option (the “Over-Allotment Option”) to purchase up to 2,700,000 GRC Shares and/or 1,350,000 common share purchase warrants at $4.995 per GRC Share and $0.01 per common share purchase warrant, respectively. The Company agreed to reimburse the Underwriters for certain fees and disbursements.

On March 11, 2021, the Company issued 18,000,000 Units at a price of $5.00 per Unit for gross proceeds of $90,000,000. Further, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional GRC Shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. In connection with the IPO, the Company incurred securities issuance costs of $5,570,844, of which $5,081,064 represented cash fees paid to the Underwriters.

The net proceeds from the issuance of the Units were allocated to the Company’s common shares and common share purchase warrants on a relative fair value basis. Inputs used to calculate the relative fair value of the common shares and common share purchase warrants are based on the quoted closing prices of the Company’s common shares and common share purchase warrants on the first day of trading on the NYSE American. The fair value of common shares and common share purchase warrants issued upon exercise of the Over-Allotment Option are equal to the net proceeds received by the Company. The allocation of the fair value of the Company’s common shares and common share purchase warrants is as follows:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

12. Issued Capital (continued)

12.1 Initial Public Offering (continued)

($)
Fair value of common shares	86,571,878
Fair value of commons share purchase warrants	7,044,750
Total gross proceeds from the IPO	93,616,628

Gross proceeds	93,616,628
Common share issuance costs	(5,154,455)
Common share purchase warrant issuance costs	(416,389)
Net proceeds received	88,045,784

Fair value allocation to:
Common shares	81,417,423
Common share purchase warrants	6,628,361
88,045,784

12.2 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

The Company issued one GRC Share for consideration of $1.00 upon incorporation on June 23, 2020. On October 16, 2020, GoldMining, the Company’s former parent, subscribed for 5,000,000 GRC Shares of the Company for cash of $50,000 and surrendered the one GRC Share issued by the Company upon incorporation for no consideration.

On December 4, 2020, the Company completed a private placement of 1,325,000 GRC Shares for gross proceeds of $2,848,750.

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 GRC Shares of the Company with a fair value of $4.60 per share. The common shares issued thereunder are subject to a four-month hold period. The Company amortized the prepaid service fee over the term of the agreement and recognized $172,500 as share-based compensation expense for the year ended September 30, 2021.

On August 23, 2021, the Company completed its acquisition of Ely by issuing 30,902,176 GRC Shares with a fair value of $130,407,183. (Note 3).

During the year ended September 30, 2021, the Company issued 15,086 GRC Shares in exchange for the exercise of 61,576 Ely Warrants and received gross proceeds of $39,005.

12.3 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares (the “Restricted Shares”) to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions are as follows:

(1)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

12. Issued Capital (continued)

12.3 Restricted Shares (continued)

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023 (condition partially met); and

(3)	with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed (condition partially met).

During the year ended September 30, 2021, the Company recognized share-based compensation expense of $408,815, related to the Restricted Shares.

12.4 Reserves

The following outlines the movements of the Company’s common share purchase warrants and share options:

	Reserves
	Warrants	Share Options	Total
	($)	($)	($)
Balance at June 23, 2020 and September 30, 2020	-	-	-
Initial public offering:
Common share purchase warrants issued to for cash (Note 12.1)	7,044,750	-	7,044,750
Underwriters’ fees and issuance costs (Note 12.1)	(416,389)	-	(416,389)
Ely Warrants recognized in equity (Note 3)	2,602,967	-	2,602,967
Exercise of Ely Warrants	(27,354)	-	(27,354)
Share-based compensation - share options	-	2,199,837	2,199,837
Balance at September 30, 2021	9,203,974	2,199,837	11,403,811

Common Share Purchase Warrants

During the year ended September 30, 2021, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at September 30, 2021 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 2.44 years.

As at September 30, 2021, there were 15,885,153 Ely Warrants outstanding which are exercisable into 3,891,862 GRC Shares based on a 0.245 exchange ratio (Note 3). The Ely Warrants have a weighted average exercise price of C$4.17 per GRC Share and with a weighted average remaining contractual life of 1.80 years.

Share Options

The Company adopted a long-term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines movements of the Company’s share options:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

12. Issued Capital (continued)

12.4 Reserves (continued)

Share Options (continued)

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2020	-	-
Granted	3,016,200	4.97
Balance at September 30, 2021	3,016,200	4.97

On March 7, 2021, the Company granted 2,505,000 stock options at an exercise price of $5.00 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

On May 20, 2021, the Company granted 305,000 stock options at an exercise price of $4.78 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

On August 25, 2021, the Company granted 206,200 stock options at an exercise price of $4.85 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.34%
Expected life (years)	2.99
Expected volatility	37.0%
Expected dividend yield	0.00%
Estimated forfeiture rate	1.98%

As there is no trading history of the Company’s common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable at September 30, 2021, are as follows:

	Options Outstanding				Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
4.78	305,000	0.48	4.64	76,250	0.26	4.64
5.00	2,505,000	4.15	4.44	1,252,500	4.54	4.44
4.85	206,200	0.33	4.90	51,550	0.18	4.90
	3,016,200	4.97	4.49	1,380,300	4.98	4.46

The fair value of share options recognized as share-based compensation expense during the year ended September 30, 2021 was $2,187,545 using the Black-Scholes option pricing model.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

12. Issued Capital (continued)

12.4 Reserves (continued)

Share Options (continued)

Pursuant to the agreement with an officer of the Company, the officer received options to purchase 25,000 common shares of GoldMining (the “GoldMining Options”) at an exercise price of C$2.88 per share. These GoldMining Options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. The fair value of GoldMining Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.30%, expected life of 2.87 years, expected volatility of 57%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The fair value of the GoldMining Options recognized by the Company as share-based compensation expense during the year ended September 30, 2021 was $12,292.

13. Capital Risk Management

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalty and mineral stream interests, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At September 30, 2021, the Company’s capital structure consists of the equity of the Company (Note 12). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

14. Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, obligation under royalty acquisition and derivative liability.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. The Company’s short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is based on the quoted market price of the short-term investments. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm’s length parties in a recent transaction. The fair values of the derivative liabilities are determined using the Black-Scholes valuation model. The significant inputs used in this model are readily available in public markets and therefore have been classified as Level 2. Inputs used in the Black-Scholes model for derivative liabilities include risk-free interest rate, volatility, and dividend yield.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

14. Financial Instruments (continued)

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

14.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

14.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions. The Company’s maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and accounts receivable.

14.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at September 30, 2021 was $6,379,790. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

14.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents are minimal.

14.5 Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at September 30, 2021, a 10% change in the market price of these investments would have an impact of approximately $117,000 on net loss.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in United States dollars unless otherwise stated)

15. Related Party Transactions

15.1 Related Party Transactions

During the year ended September 30, 2021, the Company incurred $70,699 in general and administrative expenses for managing promotional campaigns, creating digital web presentation, providing advertising services, website design, hosting and maintenance service provided by Blender Media Inc. (“Blender”), a vendor that is controlled by a family member of a director of the Company, Amir Adnani.

In addition, the Company settled the amount of $37,358 due to GoldMining, the Company’s former parent, during the year ended September 30, 2021.

Related party transactions are based on the amounts agreed to by the parties. During the year ended September 30, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

15.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and twelve months ended September 30, 2021 and September 30, 2020 are as follows:

15.2 Transactions with Key Management Personnel (continued)

		Period from
		incorporation on
	For the year ended	June 23, 2020 to
	September 30, 2021	September 30, 2020
	($)	($)
Management salaries	938,880	15,698
Directors’ fees	233,406	-
Share-based compensation	2,154,325	-
Total	3,326,611	15,698

The amount payable to management and directors of $632,026 (September 30, 2020: $9,364) was included in accounts payable and accrued liabilities as at September 30, 2021.Such payables were fully paid subsequent to year end.

16. Operating Segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for the royalties on gold projects located in Brazil, Colombia, Turkey and Peru, substantially all of the Company’s assets and liabilities are held in Canada and the United States.

17. Subsequent Events

On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender under a contract term ending on June 27, 2022.

On November 5, 2021, the Company completed business combinations with Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and Abitibi Royalties Inc. (“Abitibi”) by way of statutory plans of arrangement (the “Arrangements”). Pursuant to the Arrangements, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, whereby:

17. Subsequent Events (continued)

●	GRC issued 2.1417 GRC shares to Golden Valley shareholders for each Golden Valley common share; and
●	GRC issued 4.6119 GRC shares to Abitibi shareholders for each Abitibi common share.

The total consideration paid by the Company to holders of Golden Valley and Abitibi shares on the closing date consisted of an aggregate of 61,104,200 GRC Shares. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase GRC Shares.

Based on the GRC share price, GRC Shares issued, and the estimated fair value of GRC share options issued in exchange for Golden Valley options, the total consideration for the acquisition was approximately $306 million. The Company also incurred consulting fees payable to financial advisors of approximately $3 million. On the closing date, the total amount of cash and marketable securities acquired by the Company was approximately $35 million. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi beginning on November 5, 2021.

On December 20, 2021, the Company announced its intention to pursue an offer to acquire all of the outstanding common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”) for consideration consisting of 0.27 GRC Shares in exchange for each Elemental Share (the “Offer”). The Offer will be subject to certain customary conditions of completion, including, among others: there having been validly deposited under the Offer, and not withdrawn, that number of Elemental Shares representing more than 50% of the outstanding Elemental Shares, excluding those Elemental Shares beneficially owned, or over which control or direction is exercised, by the Company or by any person acting jointly or in concert with the Company; there having been validly deposited under the Offer and not withdrawn that number of Elemental Shares representing at least 66 2/3% of the outstanding Elemental Shares (calculated on a fully diluted basis), excluding Elemental Shares held by the Company; receipt of all necessary regulatory approvals; customary approval of the NYSE American in relation to the issuance and listing of the additional GRC Shares under the Offer; and the absence of material changes to the business of Elemental.

