Form 20-F
period 2022-09-30
Gold Royalty Corp.
filed 2022-12-27
CIK 1834026

•

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On September 30, 2022, the issuer had 143,913,069 common shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer" and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

SIGNATURE	105

BASIS OF PRESENTATION

Unless otherwise indicated, references in this annual report on Form 20-F (this “Annual Report”) to “Gold Royalty”, “GRC”, “the Company”, “we”, “us” and “our” refer to Gold Royalty Corp., a company incorporated under the laws of Canada, together with its subsidiaries unless the context requires otherwise.

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which may not be comparable to financial data prepared by many United States companies. We present our financial statements in U.S. dollars.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

We are subject to the reporting requirements of the applicable Canadian and United States securities laws. The disclosure of scientific and technical information regarding the properties underlying our royalty and other interests contained herein is presented in accordance with subpart 1300 of Regulation S-K (“SK1300”), which differs from the disclosure requirements set forth under Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43- 101”).

In many cases, the owners and operators of the mineral properties underlying our royalty and other interests have disclosed scientific and technical information regarding such projects pursuant to NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”), adopted by the CIM Council, as amended, which differs from the requirements under SK1300. In addition, certain of the operators of the properties underlying our interests prepare mineral reserve and mineral resource estimates in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”), which differs from NI 43-101 and SK1300.

Under SK1300, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards. U.S. Shareholders are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under SK1300 and the CIM Definition Standards. Accordingly, there is no assurance that estimates of mineral resources and mineral reserves disclosed by the operators underlying our royalty and other interests under NI 43-101 or JORC or disclosed by us in our Canadian disclosure documents will be the same as the reserve or resource estimates prepared by U.S. companies under SK1300.

Readers should not assume that any part or all of the mineralization in the “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. Shareholders are also cautioned not to assume that all or any part of the inferred resources exist.

TECHNICAL AND THIRD-PARTY INFORMATION

The disclosure contained herein respecting the projects underlying our royalty and other interests has been prepared in accordance with the exemption set forth in Items 1303(a)(3) and 1304(a)(2) of SK1300, in the U.S. and in Section 9.2 of NI 43-101, in Canada, and is based on information publicly disclosed by the owners and operators of such properties.

As a royalty holder, we have limited, if any, access to properties underlying the royalties included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

We are relying on the exemption for royalty companies set forth Section 1302(b)(3)(ii) of SK1300, which provides that a stream, royalty or similar company is not required to file a technical report summary with the SEC with respect to an underlying property where either (a) obtaining the information would result in an unreasonable burden or expense, or (b) the technical report summary has been requested from the applicable owner or operator, who denied the request. The summary and individual mineral property disclosures contained herein are also provided in accordance with Sections 1303(a)(3) and 1304(a)(2) of SK1300, respectively, which provide that a registrant with a stream, royalty or other similar right may omit certain information required by the summary and individual property disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense.

Based on relevant factors, we have determined that our royalty interest in portions of the Canadian Malartic Property, located in Québec, Canada, is currently our sole material property for the purposes of SK1300 and NI 43-101. We will continue to assess the materiality of our assets, including as new assets are acquired or as existing assets are further explored and developed.

Our agreements governing our royalty and similar interests generally do not require the operators to prepare technical report summaries or permit us the access and information sufficient to prepare our own technical report summaries under SK1300. For our material property, we have made a request of the operator for a technical report summary. As the operator is not subject to the requirements of SK1300, we were unable to obtain such technical report summary.

Unless otherwise noted, the disclosure contained herein of a scientific or technical nature relating to the Canadian Malartic Property has been derived from the technical report titled “NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada” dated March 25, 2021 and with an effective date of December 31, 2020 prepared for Agnico Eagle Mines Ltd. (“Agnico Eagle”), and Yamana Gold Inc. (“Yamana”) and available under their respective profiles on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com (the “Canadian Malartic Technical Report”).

The scientific and technical information contained herein relating to our royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services and a qualified person as such term is defined under NI 43-101 and SK1300.

We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and do not make any representation as to the accuracy of the information.

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements may constitute “forward-looking information” within the meaning of Canadian securities laws. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe”, “anticipate”, “plan”, “target”, “expect”, “intend”, “estimate”, “project”, “outlook”, “may”, “will”, “should”, “would”, “could”, “can”, the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this Annual Report include, but are not limited to, statements about:

•
our plans and objectives, including our acquisition and growth strategy;
•
our future financial and operational performance, including expectations regarding projected future revenues;
•
royalty and other payments to be made to the Company by the owners and operators of the projects underlying our royalties and other interests;
•
expectations regarding our royalty and other interests;
•
the plans of the operators of properties where we own or may acquire royalty interests;
•
estimates of mineral reserves and mineral resources on the projects in which we hold royalty interests;
•
estimates regarding future revenue, expenses and needs for additional financing;
•
adequacy of capital and financing needs; and
•
expectations regarding the impacts of COVID-19 on the operators of the properties underlying our interests.

These forward-looking statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying our interests are accurate, including that such operators will meet their disclosed production targets and expectations;
•
current gold, base metal and other commodity prices will be sustained, or will improve;
•
the proposed development of our royalty projects will be viable operationally and economically and will proceed as expected;
•
any additional financing we require will be available on reasonable terms; and
•
operators of the properties where we hold royalty interests will not experience any material accident, labour dispute or failure of equipment.

Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the following risk factors described in greater detail under “Item 3. Key Information – D. Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements:

•
dependence on third party operators;
•
a substantial majority of our royalty and other interests are on exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;
•
volatility in gold and other commodity prices;
•
we have limited or no access to data or the operations underlying our existing interests;
•
a significant portion of our revenues is derived from a small number of operating properties;
•
the value and potential revenue from our royalty interests are subject to many of the risks faced by owners and operators of the properties underlying our interests;

-3

•
we may enter into acquisitions or other material transactions at any time;
•
our business, financial condition and results of operations could be adversely affected by market and economic conditions;
•
the availability of any necessary financing in the future on acceptable terms or at all;
•
our future growth is, to an extent, dependent on our acquisition strategy;
•
our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interests, and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
•
if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third-parties, our existing royalty interests could be found to be invalid;
•
operators may interpret our existing or future royalty or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights;
•
certain of our royalty interests are subject to buy-back or other rights of third-parties;
•
our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
•
mine development and operation is capital intensive and any inability of the operators of the properties underlying our existing or future interests to meet their liquidity needs may adversely affect the value of, and revenue from, such interests;
•
estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalty and other interests may be subject to significant revision;
•
depleted mineral reserves may not be replenished by the operators of the properties underlying our interests;
•
risks related to interests located in foreign jurisdictions;
•
environmental risks in the jurisdictions where projects underlying our interests are located;
•
potential conflicts of interests;
•
opposition from Indigenous peoples may aversely impact the projects underlying our interests;
•
our dependence on key management personnel;
•
we hold investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value;
•
litigation risks; and
•
the other factors discussed under “Item 3. Key Information – D. Risk Factors” in this Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this Annual Report. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speaks only as of the date made. The forward-looking statements contained in this Annual Report represents our expectations as of the date of this Annual Report (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

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

GLOSSARY OF TECHNICAL TERMS

Abbreviations

In this Annual Report, the abbreviation “Au” is used to express gold, and the following abbreviations are used to express units of measurement and shorthand reference to types of royalty interests:

Abbreviation	Meaning	Abbreviation	Meaning
“ft”	feet	“GRR”	gross revenue (royalty)
“g/t”	grams per tonne	“km”	kilometres
“kV”	kilovolt	“m”	metres
“NPI”	net profit interest (royalty)	“NSR”	net smelter return (royalty)
“oz”	ounces	“PTR”	per ton or tonne (royalty)

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

A substantial majority of our royalty interests are on non-producing properties, or on properties that do not have established mineral reserves under applicable Canadian or U.S. disclosure standards. These and any future royalty, streaming or similar interests we acquire may not achieve production or produce any revenues. While the discovery of gold deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by us will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying our current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying our current or future interests will be brought into a state of commercial production.

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

Our revenue is directly tied to metal prices and is particularly sensitive to changes in the price of gold, as we derive substantially all of our revenue from our existing royalty interests on producing properties. From time to time, we may also have interests where our rate of return varies based upon commodity price thresholds. In addition, some of our royalty agreements are based on the operator’s concentrate sales to smelters and allow for price adjustments between the operator and the smelter based on metals prices on a future date, typically three to five months after shipment of concentrate. These price adjustments can decrease our revenue in future periods if metal prices decline following shipment.

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

Market prices for gold and other metals may fluctuate widely over time and are affected by numerous factors beyond our control. These factors include metal supply and demand, industrial and jewelry fabrication, investment demand, central banking actions and economic policy, expectations with respect to the rate of inflation, the relative strength of the dollar and other currencies, interest rates, gold purchases, sales and loans by central banks, forward sales by metal producers, global or regional political, trade, economic or banking conditions, and a number of other factors.

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

We have limited or no access to data or the operations underlying our existing royalties or future royalty, streaming and other interests.

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

All of our royalty revenues for fiscal year 2022 came from our royalty interests in the Canadian Malartic Mine, Isabella Pearl Mine, Jerritt Canyon Mine (NSR only), Borden Mine and Marigold Mine properties. We expect our royalty interests in such properties to continue to represent a significant portion of revenue going forward over the near-term. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operators, at one or more of these properties could have a more significant or longer-term impact on our results of operations than if the sources of our revenue was less concentrated.

The value and potential revenue from our royalty interests are subject to many of the risks faced by the owners and operators of our existing or future royalty and other interests.

Our royalty and similar interests generally generate revenue when the owner or operator of the underlying properties achieve and sustain production. As such, to the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which we hold or may hold royalties, streams or similar interests, we will be subject to the risk factors applicable to the owners and operators of such mines or projects.

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

Our business, financial condition and results of operations could be adversely affected by market and economic conditions.

A deterioration of market and economic conditions in the jurisdictions in which we or the owners and operators of the properties underlying our interests may adversely affect our financial condition and results of operations. Continued levels of high inflation or a return to a recession or a weak recovery, due to factors including disruptions in financial markets in the United States or globally, natural disasters, trade policy issues, changes in energy prices, political upheavals, war or unrest could cause adversely impact our results of operations, including by negatively impacting the ability of the operators of the properties underlying our royalty and other interests to continue development or production operations.

Any deterioration in economic conditions may also negatively impact our ability to obtain equity or debt financing, on acceptable terms or at all. Additionally, economic conditions will impact the ability of the owners and operators of the properties underlying our interests to obtain any necessary financing arrangements to maintain or continue planned development, production or other activities and such properties, which may adversely affect our financial condition or results of operations.

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

We may require additional financing in the future to fund our growth strategy and maintain our operations.

In order to further our growth strategy and maintain our operations, we may require additional financing in the future. Such future financing may be in the form of debt or equity financing. We may be unable to obtain such financing on acceptable terms or at all. Failure to obtain any necessary financing in the future, could delay or postpone our future business activities, which may have a material adverse effect on our profitability, results of operations and financial condition. Additionally, our existing secured revolving credit facility matures in March 2025. Any inability to renew or refinance such facility on acceptable terms may have an adverse impact on our liquidity and financial position.

Our future growth is, to an extent, dependent on our acquisition strategy.

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

Our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interests and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators.

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

While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests we acquire, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the agreement reflecting the royalty interest. Similarly, in many jurisdictions, royalty interests are contractual in nature, rather than interests in land, and therefore may be subject to risks resulting from change of control, bankruptcy or insolvency of operators, and our royalty interests could be materially restricted or set aside through judicial or administrative proceedings. Our financial condition and results of operations may also be negatively impacted as a result of an event of insolvency or bankruptcy involving the owners or operators of the properties underlying our interests.

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

Royalty interests are generally subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our existing or future royalty or other interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things, methods for calculating the royalty interest; various rights of the operator or third-parties in or to the royalty interest or the underlying property; the obligations of a current or former operator to make payments on royalty interests; and various defects or ambiguities in the agreement governing a royalty interest.

Certain of our royalty interests are subject to buy-back and other rights of third-parties.

Certain of our existing royalty interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy back a portion of the royalty, and (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty interest held by us. Holders may exercise these rights such that certain of our existing royalty interests would no longer be held by us or would become difficult for us to acquire. Any compensation received as a result may be significantly less than what we had budgeted receiving for the applicable interest and may have a material adverse effect on our results of operations, financial position and business.

Our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies.

Pandemics, including COVID-19, and other public health crises may impact the ability of the owners and operators of the properties underlying our royalty and other interests to conduct activities at, or operate, such properties. Additionally, volatility in metals prices and the global economy resulting from pandemics, including COVID-19, could cause the delay, suspension or termination of exploration, development or operational activities at the projects underlying our royalty or other interests, which could adversely impact our financial condition and results of operations.

The global economy, metal prices, and financial markets experienced significant volatility and uncertainty due to COVID-19. Travel and other restrictions due to COVID-19 could limit or delay acquisition opportunities or other business activities. In addition, economic volatility, supply chain issues, labor shortages, disruptions in the financial markets, or severe price declines for gold or other metals could adversely affect our ability to obtain future debt or equity financing for acquisitions on acceptable terms or at all.

Development and operation of mines is capital intensive and any inability of the operators of properties underlying our existing or future royalty, streaming or other similar interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of, and revenue from, such interests.

If operators of properties where we hold interests do not have the financial strength or sufficient credit or other financing capability to cover the costs of developing or operating a mine, they may curtail, delay or cease development or operations at a mine site, or enter into bankruptcy proceedings. An operator’s ability to raise and service sufficient capital may be affected by, among other things, macroeconomic conditions, future commodity prices of metals to be mined, or further economic volatility in the United States, Canada and global financial markets. If certain of the operators of the properties on which we have royalty interests suffer these material adverse effects, then our existing or future royalty, streaming or other similar interests, including the value of and revenue from them, and the ability of operators to obtain debt or equity financing for the exploration, development and operation of their properties may be materially adversely affected.

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

Estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalty and other interests may be subject to significant revision.

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond our control and the control of the operators of properties in which we have royalty and other interests. Such estimates are prepared by the operator of the underlying property. We do not participate in the preparation or verification of such reports and have not independently assessed or verified the accuracy of such information.

In addition, the mineral resources and mineral reserves referenced in the disclosure by the owners and operators of the properties underlying our royalty and other interests and in our other disclosure documents have been determined by the project operator based on assumed future prices, cut-off grades, operating costs and other key assumptions. However, until mineral deposits are actually mined and processed, any mineral resources and mineral reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resources is uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Any material change in the quantity of mineralization, grade or mill feed to waste ratio or extended declines in market prices for the underlying metals may render some or all of our mineralization uneconomic and result in reduced reported mineral resources or mineral reserves. Any material reductions in estimates of mineral resources or mineral reserves reported by the operators of our interests, or of their potential ability to extract such mineral resources or mineral reserves in the future, could have a material adverse effect on our results of operations and financial condition.

Depleted mineral reserves may not be replenished, which could reduce the income we would have expected to receive from a particular royalty or similar interest.

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine’s production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by operators will not be replenished by discoveries or acquisitions which have a material adverse effect on our results of operations and financial condition.

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

Our royalty and other interests on properties outside of the United States are located in Canada, Colombia, Brazil, Turkey and Peru. In addition, future acquisitions may expose us to new jurisdictions. Our activities and those of the operators of properties on which we hold royalty interests are subject to the risks normally associated with conducting business in foreign countries or within the jurisdiction of Indigenous peoples that may be recognized as sovereign entities in the United States and elsewhere. These risks may impact the operators of our interests, depending on the jurisdiction, and include such things as:

•
expropriation or nationalization of mining property;
•
seizure of mineral production;
•
exchange and currency controls and fluctuations;
•
limitations on foreign exchange and repatriation of earnings;
•
restrictions on mineral production and price controls;
•
import and export regulations, including trade sanctions and restrictions on the export of gold;
•
changes in legislation and government policies, including changes related to taxation, government royalties, tariffs, imports, exports, duties, currency, foreign ownership, foreign trade, foreign investment and other forms of government take;
•
challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, Indigenous populations, non-governmental organizations or other third-parties;
•
changes in economic, trade, diplomatic and other relationships between countries, and the effect on global and economic conditions, the stability of global financial markets, and the ability of key market participants to operate in certain financial markets;
•
high rates of inflation;
•
labor practices and disputes;
•
enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;
•
renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;
•
war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environments;
•
corruption;
•
exposure to liabilities under anti-corruption and anti-money laundering laws, including the United States Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions to which we, but not necessarily our competitors, may be subject;
•
suspension of the enforcement of creditors’ rights and shareholders’ rights; and
•
loss of access to government-controlled infrastructure, such as roads, bridges, rails, ports, power sources and water supply.

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

We may enter into transactions with related parties and such transactions present possible conflicts of interest.

Transactions entered into with any entity in which a related party has an interest may not align with the interests of our security holders. There can be no assurance that we may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.

We may enter into transactions with entities in which our board of directors and other related parties hold ownership interests. We expect that material transactions with related parties, if any, will be reviewed and approved by our nominating and corporate governance committee or our audit committee, each of which is comprised solely of independent directors. There can be no assurance that any such transactions will result in terms that are more favorable to us than if such transactions are not entered into with related parties. We may achieve more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.

Opposition from Indigenous peoples may delay or suspend development or operations at the properties where we hold royalty interests, which could decrease our revenues.

Various international and national, state and provincial laws, rules, regulations and other practices relate to the rights of Indigenous peoples. Some of the properties where we hold royalty and other interests are located in areas presently or previously inhabited or used by Indigenous peoples. Many of these laws impose obligations on governments to respect the rights of Indigenous people. Some mandate that governments consult with Indigenous people regarding government actions which may affect them, including actions to approve or grant mining rights or permits. One or more groups of Indigenous people may oppose continued operation, further development or new development of the properties where we hold royalty interests. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression, and claims and protests of Indigenous peoples may disrupt or delay activities of the operators of the properties.

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

Exploration, development and mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. Concerns regarding climate change have resulted in international, national and local treaties, legislation and initiatives that affect mineral exploration and production, including those intended to reduce industrial emissions and increase energy efficiency. Compliance with all such laws and regulations, treaties and initiatives could increase permitting requirements, result in stricter standards and enforcement, and require significant increases in capital expenditures and operating costs by operators of properties subject to our interests. Further, breach of an environmental law, regulation, treaty or initiative may result in the imposition of fines and penalties or other adverse impacts on operators and their properties, which may be material. If an operator is forced to incur significant costs to comply with environmental laws and regulations, treaties and initiatives or becomes subject to related restrictions that limit its ability to develop our projects, or expand operations, or if an operator were to lose its right to use or access power, water or other raw materials necessary to operate a mine, or if the costs to comply with such laws and regulations, treaties and initiatives materially increased the capital or operating costs on the properties where we hold royalties, our revenues could be reduced, delayed or eliminated.

We depend on the services of our Chief Executive Officer, Chief Development Officer and other management and key employees.

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

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission, or SEC. We may in the future lose foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

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

•
price and volume fluctuations in the global stock markets from time to time;
•
changes in operating performance and stock market valuations of other companies in our industry;
•
sales of our common shares by us or any significant shareholder;
•
failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow us, or our failure to meet these estimates or the expectations of investors;
•
the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;
•
rumors and market speculation involving us or other companies in our industry;
•
actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•
litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•
announced or completed acquisitions of businesses or technologies by us or our competitors;
•
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•
changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;
•
any significant change in our management team;
•
general economic conditions and slow or negative growth of our markets; and
•
other risk factors described in this section of this Annual Report.

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

•
a limited availability of market quotations for our securities;
•
a determination that our common shares are a “penny stock” which will require brokers trading in our common shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common shares;
•
a limited amount of news and analyst coverage for our Company; and
•
a decreased ability to issue additional securities or obtain additional financing in the future.

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

We expect to be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations”) holds the common shares or warrants, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations for United States Holders” for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

We have not made a formal determination as to whether we would be classified as a PFIC for the tax year ended September 30, 2022 or in past years, and do not plan to make such a determination for subsequent years. However, we expect that we should be treated as a PFIC for the tax year ended September 30, 2022 and may continue to be treated as a PFIC in future years. For the fiscal year ended September 30, 2021, pursuant to Treasury Regulation Section 1.1295-1(g)(1), we issued to our U.S. Shareholders a "PFIC Annual Information Statement" to assist U.S. Shareholders who wish to make a Qualified Electing Fund Election under Section 1295 of the Code ("QEF Election").

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

Our common shares may not be listed on a “designated stock exchange” for purposes of the Canadian Tax Act and the common shares and warrants may be subject to Canadian taxation on disposition.

In July 2017, NYSE MKT, which was listed by the Department of Finance (Canada) as a “designated stock exchange”, was rebranded as NYSE American. The Department of Finance (Canada) has not yet confirmed that NYSE American is a “designated stock exchange” for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”). As a result, it is not clear whether the common shares will be considered as being listed on a “designated stock exchange” for purposes of the Canadian Tax Act. In these circumstances, the common shares and the warrants will be “taxable Canadian property” for purposes of the Canadian Tax Act if, at any particular time during the last 60-months, more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Security holders are encouraged to consult a tax advisor as to the Canadian tax consequences of disposing of common shares and warrants (as well as any shares received on exercise of warrants).

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

We are a corporation organized under the laws of Canada. We were incorporated under the name Gold Royalty Corp. on June 23, 2020 under the CBCA. Our head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3 and our telephone number is +1 (604) 396-3066. Our registered office is 1000-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2. Our website address is www.goldroyalty.com. Information on our website is not incorporated herein by reference.

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

Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Ave, Suite 204, Newark, DE 19711.

On November 27, 2020, we entered into a royalty purchase agreement with GoldMining Inc. (“GoldMining”), pursuant to which GoldMining caused its applicable subsidiaries to create and issue to us NSR royalties ranging from 0.5% to 2.0% on 17 gold properties and assign to us certain buyback rights.

On March 8, 2021, we completed our initial public offering of 18,000,000 (the “Units”) at a price of $5.00 per Unit for gross proceeds of $90,000,000. Each Unit consisted of one common share and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of $7.50 per share until March 11, 2024. We granted the underwriters under the initial public offering an over-allotment option to purchase up to 2,700,000 common shares and/or 1,350,000 common share purchase warrants at $4.995 per share and $0.01 per common share purchase warrant, respectively, pursuant to which 721,347 additional common shares and 1,350,000 additional common share purchase warrants were issued by us. In connection with our initial public offering our common shares and common share purchase warrants commenced trading on the NYSE American on March 9, 2021.

On August 23, 2021, we completed the acquisition of all of the outstanding common shares Ely Gold Royalties Inc. (“Ely”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). Pursuant to such arrangement, we issued 30,902,176 of our common shares and paid $65 million (C$84 million) in cash. As a result of the arrangement, each of the 15,946,732 warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding immediately prior to the effective time thereof represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a common share plus C$0.0001 in cash.

In addition, pursuant to the arrangement, each outstanding option to purchase common shares of Ely (the “Ely Options”) that was not exercised prior to the effective time of the arrangement was, at the effective time, assigned and transferred by the holder thereof to Ely and such holder then became entitled to receive a number of common shares of Ely equal to the “In-the-Money Amount”, being the amount by which the cash consideration of C$1.46 per common share of Ely, exceeded the exercise price of the applicable Ely Option, with the number of common shares of Ely equal to such amount divided by the cash consideration.

On September 6, 2021, we entered into definitive agreements with each of Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and Abitibi Royalties Inc. (“Abitibi”), pursuant to which we acquired all of the outstanding common shares of Golden Valley and Abitibi by way of statutory plans of arrangements. On November 5, 2021, we completed the acquisition of all of the outstanding shares of each of Golden Valley and Abitibi pursuant to statutory plans of arrangement for consideration consisting of:

•
2.1417 of our common shares for each Golden Valley common share; and

•
4.6119 of our common shares for each Abitibi common share.

We paid total consideration to holders of Golden Valley and Abitibi shares under the transactions of an aggregate of 61,104,200 of our common shares (of an aggregate of 29,478,273 common shares to shareholders of Golden Valley and 31,625,943 common shares to shareholders of Abitibi (excluding Golden Valley)). Additionally, pursuant to the plan of arrangement with Golden Valley, each of Golden Valley’s 1,166,389 share purchase options that were outstanding immediately prior to closing were exchanged for options to purchase 2,498,045 of our common shares. Based on the share price of our common shares, and the estimated fair value of options to purchase our common shares issued in exchange for Golden Valley options, the total consideration for the acquisition was approximately $306 million. We began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi from November 5, 2021.

See “Item 5. Operating and Financial Review and Prospects” for further information regarding recent developments in our business since the beginning of the fiscal year ended September 30, 2022.

B. Business Overview

We are a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 204 royalties, including 7 royalties on producing projects, and 197 royalties across producing, developing, advanced-exploration and early exploration staged properties.

Our common share and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

Our Strategy

Our mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders.

In carrying out our long-term growth strategy, we seek out and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

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

NSR royalties generally require the owner or operator of the underlying project to make payments to the holder based on the net revenue that they receive from the sale of the applicable commodity, less certain deductible costs, which often include off-site costs such as transportation and refining.

GRR royalties generally require the owner or operator of the underlying project to make payments to the holder based on the gross revenues from the sale of the applicable commodity.

PTR royalties generally require the owner or operator of the underlying project to provide a fixed amount per ton or tonne of the applicable material processed that contains the relevant commodity.

Our Business Model

Our business model is focused on managing and growing our portfolio of precious metals interests through the acquisition of additional royalties, streams and similar interests. We generally do not operate mines, develop projects or conduct exploration; therefore, we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator projects. We believe that the advantages of this business model include the following:

•
Lower volatility through diversification. By investing in precious metals interests across a spectrum of geographies, we reduce our dependency on any one asset, project, location or operator.

•
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

•
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

In addition, our “royalty generator model” is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

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
Ability to Grow Without Increased Management

Competitive Strengths

We believe that our competitive strengths include, among other things:

•
Significant and Diversified Royalty Portfolio. We currently hold 204 royalties of which 7 are on producing projects. These interests are located in six countries primarily across the Americas, with specific concentration in the mining-friendly jurisdictions of Nevada and Québec. Additionally, the properties underlying such royalties are currently operated by over 75 different operators / owners. This provides us a relatively geopolitically stable and diversified portfolio base with significant future upside potential through our earlier stage royalty interests.

-20

•
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

•
Lean but Scalable Operating Structure. While we maintain a lean operating profile, we maintain the flexibility to rapidly assess and respond to new investment opportunities. We intend to leverage external expertise when appropriate, which should give us the ability to expand our technical and geographic footprint well outside of our internal resources and maintain a high level of confidence that a comprehensive range of opportunities are evaluated to meet our objectives and long-term strategy.

•
Positioned to Execute on our Growth-Oriented Strategy. Since our initial public offering, we have aggressively executed our growth strategy. Our demonstrated transaction record in fiscal year 2022 included the completed acquisitions of Golden Valley and Abitibi, and the acquisition of Côté Gold, Granite Creek and Bald Mountain royalties. Furthermore, we expect that our experienced management team and extensive relationships coupled with our strong technical skills and execution capabilities, will position us to source and pursue new growth opportunities across the asset spectrum.

•
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

Generating and Evaluating Acquisition Opportunities

In addition to the acquisitions, we have completed since our initial public offering, we plan to aggressively pursue accretive royalty and stream transactions, targeting near-term production and complementary development and exploration projects worldwide. We believe we offer potential counterparties added value, by virtue of, among other things, our:

•
ability to provide non-dilutive project development financing;

•
capital markets presence, which provides counterparties with expanded visibility;

•
ability to leverage the experience of our team to offer market and development insights to the management and boards of counterparties; and

•
due diligence and selection process, which provides a potential third-party endorsement to the projects underlying royalties or other interests we select for acquisition.

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

We believe that the extensive contacts within the mining industry of our collective management team, advisory board and board of directors give us enhanced access to a meaningful number of potential investment opportunities. These opportunities include identifying and acquiring existing royalties or streams from operating companies who deem these assets to be non-core to their operating philosophy or where there is potential for the operating company to highlight value for hidden assets. Furthermore, we engage with operating companies that are seeking to raise capital by selling a royalty or stream on one or more of their underlying assets.

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

Acquisition opportunities are initially screened through a process involving an assessment of the technical merits and risks of the underlying asset, and a financial analysis that includes potential acquisition terms. We also assess environmental, social and governance factors as part of our diligence process. If the initial screening indicates that further evaluation is warranted, then a more fulsome due diligence review is conducted. Such process may include, among other things, site visits and legal and further technical due diligence. If a decision is made by management to proceed with a proposed acquisition, the transaction is then presented to our board of directors for final review and approval. Several factors that our board of directors and management may evaluate in assessing proposed opportunities include, but are not limited to, the following:

•
project resources and/or reserves;

•
estimated life of mine including the potential for mine expansions and/or mine life extensions;

•
exploration potential and resource expansion;

•
identification and evaluation of relevant operational and technical risks;

•
historical and forecasted operational data;

•
project location, including jurisdiction-specific considerations such as mining regulations, history of mining related activities and permitting requirements;

•
project capital requirements;

•
project stage and development timeline;

•
transaction structure considerations;

•
operational and financial track records of potential counterparties and their ability to develop and operate underlying precious metals projects;

•
environmental, social and governance considerations;

•
tax planning and transaction tax considerations; and

•
ability to generate value enhancing returns.

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

Regulation

Operators of the mines that are subject to our royalty interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the

United States, Brazil, Canada, Colombia, Turkey and Peru where we hold royalty interests. Although we, as a royalty owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

Environmental, Social & Governance (ESG)

Due to the nature of our business, we do not directly manage the ESG risks associated with the operators and underlying assets in our royalties. To manage these risks, we undergo a thorough ESG due diligence process as a part of our financial and technical due diligence which includes, where possible, a review of environmental risks and practices; water management risks and practices; health and safety records and management practices; climate change mitigation and adaptation plans; human rights risks; jurisdictional and political / country-related risks; and community relations, pertaining to the operators ability to earn social license to operate.

With respect to the ESG topics directly associated with our business, we have, in fiscal year 2022, updated our ESG and Sustainability policy, and approved a Supplier Code of Conduct and Anti-Corruption policy. These policies aim to strengthen our governance of ESG risks, by providing guidance to employees, partners and suppliers on appropriate behavior aligned to our Company’s values. Gold Royalty aims to release its inaugural sustainability report in 2023 to detail our ESG practices and management of ESG-related risks.

C. Organizational Structure

The following chart sets forth our current corporate organization as of the date hereof.

D. Property, Plants and Equipment

We are a precious metals-focused royalty company. Our diversified portfolio currently consists of 204 royalties across varying stages. In addition to royalty, streaming and similar interests, we hold rights to acquire additional royalties and hold a portfolio of shares, mainly of publicly traded mining and mineral exploration and development companies. See “ – Buyback Rights” and to “ – Other Investments”.

As we are not the operator and generally not the owner of the properties underlying our royalty interests, we have limited or no access to related exploration, development or operational data or to the properties underlying our royalty interests. As such, the disclosure herein is based on information publicly disclosed by the owners and operators of such properties. Although we do not have any knowledge that such information may be inaccurate, there can be no assurance that such third-party information is complete or accurate.

For the purposes of SK1300 and NI 43-101, we currently consider our royalty interest on portions of the Canadian Malartic Property, located in Québec, Canada as our only material property. SK1300 requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed “technical report summary” from a qualified person with respect to each material mining property; and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. Because our assets are comprised of royalty and similar interests, for the purposes of this Annual Report, we have relied on Item 1302(b)(3)(ii) of SK1300 and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we have requested such technical report summary from the operators of the projects underlying its material royalty interests and were denied the request.

Royalty Interests

SK1300 Project Classifications

We generally classify our royalty interests based on the stage of development of its projects.

The table below classifies projects based upon the definitions set forth in SK1300, utilizing the following classifications:

●	Production Stage Property – is a property with material extraction of mineral reserves.

●	Development Stage Property – is a property that has mineral reserves disclosed, pursuant to SK1300, but no material extraction.

●	Exploration Stage Property – is a property that has no mineral reserves disclosed.

Based on the classifications set forth in SK1300, as of the date hereof, we have royalties on 7 Production Stage Properties; 0 Development Stage Properties; and 197 Exploration Stage Properties.

Readers are advised that the SK1300 classifications used herein may not be comparable to those utilized by issuers under applicable Canadian and other international requirements or those used in our disclosures prepared under applicable Canadian securities laws.

Geographic Location of Interests

The following map sets forth the geographic locations of our royalty interests as of the date hereof:

Summary Disclosure

The following table sets forth summary information regarding our material and other selected key royalties:

Project Name	Operator	Interest	Metals	Jurisdiction	SK1300 Project Stage	Mine Types and Mineralization Styles
Canadian Malartic Property (open pit)(1)	Agnico Eagle Mines Ltd. (‘Agnico Eagle’) and Yamana Gold Inc. 'Yamana’)	3.0% NSR	Au, Ag	Québec, Canada	Production Stage

Open pit mine.

Canadian Malartic Property is a large-tonnage, low-grade Archean gold system, consisting of a widespread shell of disseminated gold-bearing pyrite mineralization hosted by porphyritic felsic to intermediate intrusions and altered metasediments.

Odyssey Project(1) (underground)	Agnico Eagle and Yamana	3.0% NSR	Au, Ag	Québec, Canada	Exploration Stage

Underground Mine in construction.

At the Odyssey project, gold mineralization in the East Malartic and Odyssey deposits are similar to the deposits in the western portion of the property. In contrast, gold mineralization in East Gouldie is higher grade and is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration.

Jerritt Canyon Mine	First Majestic Silver Corp.	0.5% NSR PTR (sliding scale)	Au, Ag	Nevada, USA	Production Stage

Underground mine.

Carlin-type gold mineralization at Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks. Deposits at Jerritt Canyon are mostly stratabound or fault hosted. Gold occurs as very fine, micron-size, particles associated with pyrite and arsenian pyrite.

Côté Gold Project(2)	IAMGOLD Corporation (“IAMGOLD”)	0.75% NSR	Au	Ontario, Canada	Exploration Stage	Open pit mine in construction Côté Gold Project is a low-grade, high tonnage Archean gold system that can be described as a synvolcanic intrusion related and stockwork disseminated gold deposit.
Marigold Mine(2)	SSR Mining Inc.	0.75% NSR	Au	Nevada, USA	Production Stage

Open pit mine.

Gold mineralizing fluids were primarily controlled by fault structure and lithology, with tertiary influence by fold geometry. The deposition of gold was restricted to fault zones and quartzite-chert dominant horizons within the Valmy Formation and high permeability units within the Antler sequence. Gold mineralization was also influenced by fold geometry within the Valmy Formation. In oxidized rocks, gold occurs natively in fractures associated with iron oxide.

Borden Mine(2)	Newmont Corporation	0.5% NSR	Au	Ontario, Canada	Production Stage

Underground mine.

The gold mineralization at the Borden Mine occurs as a broad zone of disseminated and fracture-controlled sulphides within a volcano-metasedimentary package of variable composition. The mineralization generally consists of low to moderate grade gold, with minor silver, and is characterized by a persistent higher-grade core surrounded by a lower grade envelope.

Isabella Pearl Mine(2)	Fortitude Gold Corporation (“Fortitude Gold”)	0.375% GRR	Au, Ag	Nevada, USA	Production Stage

Open pit mine.

Alteration and mineral assemblages at Isabella Pearl, including widespread argillic alteration and generally abundant alunite, indicate the deposits belong to the high-sulfidation class of epithermal mineral deposits.

Railroad-Pinion Project (2)	Gold Standard Ventures Corp. ("GSV")	0.44% NSR	Au, Ag	Nevada, USA	Exploration Stage	Open pit mine in development. The gold-silver deposits within the Railroad-Pinion property are considered to be Carlin-type, sedimentary-rock-hosted deposits.

Beaufor Project	Monarch Mining Corporation (“Monarch”)	1.0% NSR PTR (C$3.75)	Au	Québec, Canada	Exploration Stage	Underground mine in care and maintenance. Gold-bearing veins at the Beaufor deposit consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits.
Fenelon Gold Property	Wallbridge Mining Company Limited	2.0% NSR	Au	Québec, Canada	Exploration Stage

Not a current mining operation.

The gold mineralized zones defined to date are structurally controlled and affected by ductile deformation. The mineralization shares many similarities with orogenic gold deposits in terms of metal associations, wall-rock alteration assemblages and structural controls. Gold is associated with disseminated pyrrhotite, chalcopyrite and pyrite, and minor sphalerite, arsenopyrite and marcasite. Native visible gold is fairly common in all zones.

Granite Creek Project(3)	i-80 Gold Corp. (“i-80”)	10.0% NPI	Au	Nevada, USA	Production Stage	Underground mining has commenced, open pit in development. Mineralization at Granite Creek is carlin-style, similar to nearby deposits at Turquoise Ridge and Twin Creeks.
Hog Ranch Project(4)	Rex Minerals Ltd.	2.25% NSR	Au	Nevada, USA	Exploration Stage

Not a current mining operation.

Gold mineralisation at Hog Ranch has long been recognized as an epithermal style of gold deposit, with two distinctly separate styles of gold mineralisation identified:

Extensive shallow and low-grade gold mineralisation within 100m of the paleo water-table, which has favorably extended along the more porous unwelded volcanic tuff units; and higher grade quartz-adularia vein hosted gold mineralisation within feeder structures underneath the large blanket of disseminated gold mineralisation.

Ren Project	Nevada Gold Mines (joint venture between Barrick (61.5%) and Newmont (38.5%))	1.5% NSR 3.5% NPI	Au	Nevada, USA	Exploration Stage

Underground mine in development. Similar to gold deposits at the Goldstrike and Rodeo Mines, gold mineralization at Ren is predominantly hosted by the Devonian Popovich Formation, and usually occurs within stratabound zones or along low-angle structures exhibiting decarbonatization, argillization, weak silicification, quartz, and barite veining and local collapse brecciation.

Gold Rock Project	Calibre Mining Corp. (“Calibre”)	0.5% NSR	Au	Nevada, USA	Exploration Stage

Open pit mine in development. The Gold Rock Deposit is a Carlin-style, sedimentary rock-hosted, disseminated gold deposit within Mississippian limestone and siltstone units, namely the Joana Limestone and the overlying Chainman Formation calcareous shale, siltstone and limestone.

Lincoln Hill Project	Coeur Mining, Inc. (“Coeur Mining”)	2.0% NSR	Au,Ag	Nevada, USA	Exploration Stage

Open pit mine in development

Lincoln Hill lies in the west-central portion of the Great Basin part of the Basin and Range Physiographic Province. The Great Basin is characterized by north to northeast trending ranges separated by wide flat valleys. In this part of Nevada, the ranges are generally made up of Mesozoic and Tertiary volcanic and sedimentary rocks

Whistler Project	U.S. GoldMining Inc.	1.0% NSR	Au, Ag, Cu	Alaska, USA	Exploration Stage	Not a current mining operation. Magmatic hydrothermal gold and copper mineralization, and in particular gold-copper porphyry-style mineralization.
(1)
Applies to all of the Jeffrey zone and to a portion of the Barnat Extension of the Canadian Malartic mine (open pit) on the Canadian Malartic property, as well as portions of Odyssey, East Malartic, Sladen and Sheehan zones. See “ – Material Property” for further information.
(2)
Royalty applies to only a portion of the property.
(3)
Royalty subject to a production hurdle of 120,000 ounces of production.
(4)
Subject to a buyback right of the operator, whereby a 0.75% NSR may be repurchased by the operator for $0.75 million.

See "Item 5. Operating and Financial Review and Prospects – Selected Asset Updates" for further information regarding our material and other key royalties.

In addition to the above, our portfolio currently also includes the following additional Exploration Stage royalties:

Asset(1)	Operator / Optionor	Interest	Metals	Location
São Jorge	GoldMining	1.0% NSR	Au	Brazil
Croinor Gold Project(2)	Monarch	2.75% NSR PTR (C$1.25)	Au	Québec, Canada
McKenzie Break(2)	Monarch	2.75% NSR PTR (C$1.25)	Au	Québec, Canada
Swanson(2)	Monarch	2.75% NSR PTR (C$1.25)	Ag	Québec, Canada
Tonopah West (optioned)	Blackrock Silver Corp.	3.0% NSR	Ag	Nevada, USA
Rawhide Mine	Rawhide Mining LLC	15% NPI	Au	Nevada, USA
Cheechoo Project	Sirios Resources Inc.	2.5% to 4.0% NSR	Au	Québec, Canada
Yellowknife Project (Nicholas Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Goodwin Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Ormsby-Bruce)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Clan Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Big Sky)	GoldMining	1.0% NSR	Au	NWT, Canada
La Mina	GoldMining	2.0% NSR	Au, Ag, Cu	Colombia
Mt Hamilton	Waterton Global Resource Management (“Waterton Global”)	1% NSR	Au	Nevada, USA
Monte Cristo	Waterton Global	1% NSR	Au	Nevada, USA
Sleeper	Paramount Gold Nevada Corp. (“Paramount Gold”)	0.33% NSR	Au	Nevada, USA
Titiribi	GoldMining	2.0% NSR	Au, Cu	Colombia
Yarumalito	GoldMining	1.0% NSR	Au, Cu	Colombia
Cachoeira	GoldMining	1.0% NSR	Au	Brazil
Crucero	GoldMining	1.0% NSR	Au	Peru
Surubim	GoldMining	1.0% NSR	Au	Brazil
Nutmeg Mountain	NevGold Corp.	0.5% NSR	Au	Idaho, USA
Quartz Mountain	Alamos Gold Inc. (“Alamos Gold”)	1.0% NSR	Au	Oregon, USA
Quartz Mountain	Alamos Gold	0.25% NSR	Au	Oregon, USA
Rodeo Creek (optioned)	Nevada Gold Mines	2% NSR	Au	Nevada, USA
War Eagle (optioned)	Integra Resources Corp.	1% NSR	Au, Ag	Idaho, USA
Lone Tree (leased)	i-80	1.5% NSR	Au	Nevada, USA
Pinson (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Carlin (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Turquoise Ridge	Nevada Gold Mines	2% NSR	Au	Nevada, USA
Watershed	IAMGOLD	1.0% NSR	Au	Ontario, Canada
South Malartic	Eagle Ridge Mining Ltd. (“Eagle Ridge”)	2.5% - 3.0% NSR	Au	Québec, Canada
New Alger	Radisson Mining Resources Inc.	1.0% NSR	Au	Québec, Canada
Callahan†	Agnico Eagle	1.5% NSR	Au	Québec, Canada
Red Lake Project	Pacton Gold Inc.	1.0% NSR	Au	Ontario, Canada
Menderes	Frontline Gold Corporation (“Frontline”)	3.0% NSR	Au	Turkey
Midway†	Agnico Eagle and Yamana	1.50% NSR	Au	Québec, Canada
Radium	Agnico Eagle and Yamana	15% NPI	Au	Québec, Canada
Batistao	GoldMining	1.0% NSR	Au	Brazil
Isabella Extension	Fortitude Gold	2.5% NSR	Au	Nevada, USA
Tact	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA

Asset(1)	Operator / Optionor	Interest	Metals	Location
County Line	Fortitude Gold	2.5% NSR	Au	Nevada, USA
Mina Gold	Fortitude Gold	3.0% NSR	Au	Nevada, USA
Silver Dyke	Fortitude Gold	2.0% NSR	Au	Nevada, USA
Pilot Mountain (leased)	Thor Mining PLC	2.0% NSR	Au	Nevada, USA
Castle/Black Rock (leased)	Allegiant Gold Ltd.	2.0% NSR	Au	Nevada, USA
Olinghouse NE	Lake Mountain Mining, LLC	1.0% NSR	Au	Nevada, USA
French Gold Bar (leased)	McEwen Mining Inc. (“McEwen Mining”)	2.0% NSR	Au	Nevada, USA
Scoonover Gold Bar	McEwen Mining	1.0% NSR	Au	Nevada, USA
Gold Canyon	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Bar	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Rock Extension	Calibre	2.0% NSR	Au	Nevada, USA
Rosial	Coeur Mining	1.5% NSR	Au	Nevada, USA
WR Claims	Coeur Mining	1.0% NSR	Au	Nevada, USA
Trenton Canyon	SSR Mining	0.3% GRR	Au	Nevada, USA
Aurora West (optioned)	Goldcliff Resource Corporation (“Goldcliff”)	2.0% NSR	Au	Nevada, USA
Antelope Springs	Americas Gold and Silver Corporation	1.0% NSR	Au	Nevada, USA
Atlanta	Meadow Bay Gold Corporation	3.0% NSR	Au	Nevada, USA
Bald Peak	Radius Gold Inc.	3.0% NSR	Au	Nevada, USA
Barcelona	Eminent Gold Corp. (“Eminent Gold”)	3.0% NSR	Au	Nevada, USA
Big Ten – Amsel	VR Resources Ltd. (“VR Resources”)	2.0% NSR	Au	Nevada, USA
Big Ten – Danbo	VR Resources	3.0% NSR	Au	Nevada, USA
BS (optioned)	Platoro West Inc.	2.0% NSR	Au	Nevada, USA
Butte Valley (optioned)	Quaterra Resources Inc.	2.0% NSR	Au	Nevada, USA
Castle West	Bitterroot Resources Ltd.	3.0% NSR	Au	Nevada, USA
Clayton Ridge (optioned)	Group Eleven Resources Corp. (“Group Eleven”)	2.0% NSR	Au	Nevada, USA
Lantern (optioned)	Group Eleven	2.0% NSR	Au	Nevada, USA
Liberty Springs (optioned)	Group Eleven	2.0% NSR	Au	Nevada, USA
Questa Blanca (optioned)	Group Eleven	2.0% NSR	Au	Nevada, USA
Frost	Paramount Gold	2.0% NSR	Au	Nevada, USA
Gilbert South (optioned)	Orogen Royalties Inc. (“Orogen Royalties”)	2.0% NSR	Au	Nevada, USA
Green Springs	John Cox	0.5% NSR	Au	Nevada, USA
Green Springs (optioned)	Contact Gold Corp.	1.0% NSR	Au	Nevada, USA
Gutsy	EMX Royalty Corporation (“EMX Royalty”)	0.5% NSR	Au	Nevada, USA
Hurricane (optioned)	Fremont Gold Ltd. (“Fremont Gold”)	3.0% NSR	Au	Nevada, USA
Kismet	EMX Royalty	2.0% NSR	Au	Nevada, USA
Maggie Creek	Orogen Royalties	1.0% NSR	Au	Nevada, USA
Moho (optioned)	Pyramid Gold (US) Corp. (“Pyramid Gold”)	2.5% NSR	Au	Nevada, USA
Monitor (optioned)	Orla Mining Ltd. ("Orla Mining")	2.5% NSR	Au	Nevada, USA
Mt Wilson	National Treasure Corporation	3.0% NSR	Au	Nevada, USA
Musgrove Creek	Agnico Eagle	2.0% NSR	Au	Idaho, USA
Mustang Canyon	Premier Gold Mines Limited	2.0% NSR	Au	Nevada, USA
Nevada Rand (optioned)	Goldcliff	2.5% NSR	Au	Nevada, USA
New Boston	VR Resources	2.0% NSR	Au	Nevada, USA
North Carlin	Fremont Gold	2.0% NSR	Au	Nevada, USA
Olympic (optioned)	Great Western Minerals Group Ltd.	1.75% NSR	Au	Nevada, USA
Redlich Gold (optioned)	Pyramid Gold	2.5% NSR	Au	Nevada, USA
Scossa	Romios Gold Resources Inc.	2.0% NSR	Au	Nevada, USA
St Elmo (optioned)	Assign Resources Inc.	2.5% NSR	Au	Nevada, USA
Troy	New Placer Dome Gold Corp.	1.0% NSR	Au	Nevada, USA

Asset(1)	Operator / Optionor	Interest	Metals	Location
Tuscarora	American Pacific Mining Corp.	2.0% NSR	Au	Nevada, USA
Weepah (optioned)	Eminent Gold	2.0% NSR	Au	Nevada, USA
White Hill (optioned)	Exiro Minerals Corp.	3.0% NSR	Au	Nevada, USA
White Rock (optioned)	Provenance Gold Corp.	2.0% NSR	Au	Nevada, USA
Buff	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA
Cimarron	Crestview Exploration Inc.	2.5% NSR	Au	Nevada, USA
Gent	Nevada Mine Properties	0.5% NSR	Au	Nevada, USA
Hercules	Northern Vertex Mining Corp.	0.5% NSR	Au	Nevada, USA
Poison	Koza Ltd.	0.5% NSR	Au	Nevada, USA
RM	Hecla Mining Company	0.5% NSR	Au	Nevada, USA
Malartic Break†	Agnico Eagle	1.5% NSR	Au	Québec, Canada
Smokehead	Golden Valley	2.0% NSR	Au	Québec, Canada
Bogside NW and Riverside	Eldorado Gold Corporation (“Eldorado”) and Golden Valley	2.0% NSR	Au	Québec, Canada
Bogside	Eldorado and Golden Valley	2.0% NSR	Au	Québec, Canada
Cadillac†	Agnico Eagle	1.5% NSR	Au	Québec, Canada
Revillard	JV and Dundee Precious Metals Inc. and Pershimex Resources Corporation	2.0% NSR	Au	Québec, Canada
Thompson River†	Agnico Eagle	1.5% NSR	Au	Québec, Canada
Cadillac Shear	Eagle Ridge	1.0% NSR	Au	Québec, Canada
Authier North	Owned by Eagle Ridge optioned to Power Metals (UK)	1.0% NSR	Au	Québec, Canada
Duval	Owned by Eagle Ridge optioned to Power Metals (UK)	1.0% NSR	Au	Québec, Canada
Bachelor	Eagle Ridge	3.0% NSR	Au	Québec, Canada
White horse Island	Frontline	2.0% NSR	Au	Québec, Canada
Perrigo	Perry English/Gravel, optioned to Xplore Resources Corp.	1.25% NSR	Au	Québec, Canada
Rainy River SW	New Gold Inc.	2.0% NSR	Au	Québec, Canada
King Project	Eagle Ridge	2.0% NSR	Au	Québec, Canada
Douglas Lake (777 Project)	Nordic Minerals Ltd.	3.0% NSR	Au	Québec, Canada
CentreMaque Prospect	O3 Mining Inc.	1.5% NSR and 20% FCI	Au	Québec, Canada
Lac Barry	Bonterra Resources Inc.	3.0% NSR and 15% FCI	Au	Québec, Canada
Agar	Val-d’Or Mining Corp. (“Val-d’Or Mining”)	1.25% NSR	Au	Québec, Canada
Amikougami	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Arbade	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Arbaden	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Baden	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Bench Depth	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Richore	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Ronda	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Barraute	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Bearmac	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Bejopipa	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Blue Mountain	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Bosum-Sud	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Broker’s Fee	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Dionne	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
D’Orso	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Harricana Fault	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Hazen	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Jonsmith	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Lac Fiedmont	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Lac Laverdiere	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada

Asset(1)	Operator / Optionor	Interest	Metals	Location
Lac Lemoyne	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
LockOut	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Luciana	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Magoma	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Mindoka	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Eddie Shore (aka Odie Cleghorn)	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Oregon	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Pascalis Cu-Zn	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Pascalis Ouest	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Perestroika Ouest	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Petit Lac Noir	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Plumber	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Riviere Lois	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Salve Lake	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Shamrock	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Steeloy	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Threshold-85	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Venus New	Val-d’Or Mining	1.25% NSR	Au	Quebec, Canada
Victoria Creek	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Winnie Lake	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Ducros Sill	Quebec Nickel Corp.	1.25% NSR	Ni, Cu, PGM	Quebec, Canada
Borderline	Progenitor Metals Corp. (“Progenitor”)	1.25% NSR	Au	Quebec, Canada
Calamity	Progenitor	1.25% NSR	Au	Quebec, Canada
Entre Deux Lacs	Progenitor	1.25% NSR	Au	Quebec, Canada
Golden Jet	Progenitor	1.25% NSR	Au	Quebec, Canada
Hunter Mine Group	Progenitor	1.25% NSR	Au	Quebec, Canada
Lac Guéguen	Progenitor	1.25% NSR	Au	Quebec, Canada
Mona Lisa	Progenitor	1.25% NSR	Au	Quebec, Canada
Princesse Annie	Progenitor	1.25% NSR	Au	Quebec, Canada
Riviere D’Alembert	Progenitor	1.25% NSR	Au	Quebec, Canada
Sea Serpent	Progenitor	1.25% NSR	Au	Quebec, Canada
Briggs	ENECo, Inc.	1.5% NSR	Au	California, USA
Mt Tobin	Da Venda Gold Corp.	2.0% NSR	Au	Nevada, USA
Hammond Reef South	Apollo Exploration Inc. (“Apollo”)	0.5% NSR	Au	Ontario, Canada
HEES	Apollo	0.5% NSR	Au	Ontario, Canada
El Campo	Enigma Strategic Metals	2.5% NSR	Rare Earth Metals	California, USA
Bald Mountain(3)	Kinross Gold Corporation (“Kinross”)	2.0% NSR	Au	Nevada, USA
Bald Mountain JV	Kinross	1.25% NSR	Au	Nevada, USA
Edna Mountain	Nevada King Gold Corp.	3.0% NSR	Au	Nevada, USA
Eldorado	Provenance Gold Corp.	3.0% NSR	Au	Nevada, USA
Bullfrog South	Augusta Gold Corp.	2.0% NSR	Au	Nevada, USA
Upper Red Lake	Xplore Resources Corp.	1.5% NSR	Au	Ontario, Canada
† subject to buyback right.

(1)
Certain of the royalties in this table do not apply to the entire project areas.
(2)
Subject to a buyback right of the operator, whereby a 1.25% NSR may be repurchased by the operator for C$2.0 million.
(3)
Royalty subject to a production hurdle of 10 million ounces of production

Note on Royalty Coverage

Our royalty and similar interests do not apply to the entirety of each project in some cases. For example, our royalties on the Canadian Malartic Property apply to portions of the entire property and do not cover all operating areas, particularly the open pit areas where a majority of production to date has occurred. However, we have royalties on portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Mine property. In addition, certain of the above interests are subject to rights of the underlying operators to buyback portions of the underlying royalty, thereby reducing the applicable royalty rate.

With respect to the Côté Gold Project, the royalty applies generally to the southern portions of the Cȏté open pit.

Titles, Mineral Rights, Leases, or Options and Acreage Involved

The titles, mineral rights, leases, and options involved with our stream and royalty interests vary depending on the country and include exploitation concessions, unpatented and patented claims, fee lands, mining leases and prospecting and mining licenses. See “ – Material Property”, below, for information about the specific titles, mineral rights, leases, options and acreages involved at our material properties.

We have an indeterminable number of acres relating to our stream and royalty interests because our interests do not always cover 100% of each property, in some cases our interests extend to an area of interest beyond the original property boundaries, and because the operators will, from time to time, add or subtract acreage from individual properties, which can, in some cases, modify the land position covered by a stream or royalty.

Key Permit Conditions

Operators of the mines that are subject to our stream and royalty interests must comply with environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Canada, Colombia, Brazil and other countries where we hold interests. Although we, as a stream or royalty interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

In general, we have no decision-making authority regarding the development or operation of the mineral properties underlying our stream and royalty interests. Operators make all development and operating decisions, including decisions about permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations.

Annual Royalties

Certain of our royalties do not apply to the entirety of the producing areas of the underlying projects. Accordingly, in such cases, the amount of our royalties and underlying production differ from the production disclosure of the operators of such projects. Additionally, based on applicable royalty terms, the reports we receive from such operators may not include production information specific to our royalty coverage. The following table sets forth GEOs, being revenues received divided by average gold prices for the applicable period, on a project by project basis. See “Item 5. Operating and Financial Review and Prospects – Non-IFRS Measures“.

Year Ended
September 30, 2022
(GEOs)
Canadian Malartic	622
Borden	524
Jerritt Canyon	444
Others*	566
2,156

* Consists of royalty on Isabella Pearl, advance minimum royalty and option proceeds on other properties.

See “ – Material Property”, below, for additional specific information on the Canadian Malartic Property.

Mineral Resources and Mineral Reserves

Certain of the owners and operators of the projects underlying our interests have prepared and disclosed mineral resources and mineral reserve estimates which have been estimated with the CIM Definition Standards and NI 43-101 and, in certain cases, SK1300 allows disclosure of such mineral resources and mineral reserves only where the owner or operator or us have prepared and filed with the SEC a SK1300 technical report summary. As a result of this requirement and the relief provided to royalty holders under SK1300, the disclosure contained herein does not include estimates of mineral resources or mineral reserves that have been prepared by the owners and operators of the projects underlying our interests, where such estimates are not contained in an SK1300 technical report summary.

Buyback Rights

We also hold rights to acquire 9 additional royalties pursuant to buyback rights under existing royalty agreements between subsidiaries of GoldMining and third-parties, including the right to acquire an additional 0.75% NSR on the Whistler Project (including an area of interest) for $5,000,000.

Other Investments

Our assets also include a portfolio of shares, mainly of publicly traded mining and mineral exploration and development companies. We may invest from time to time in companies where we hold a royalty or similar interest. We may also from time to time take a more active role with companies in which we hold equity interests, including providing management support and/or nominating board representatives. Our significant equity interests as of the date hereof include:

•
6,000 common shares of Agnico Eagle; and
•
488,895 common shares of Yamana.

We may from time to time acquire additional shares of these and other companies. Additionally, we currently are party to put and call financial instruments relating to certain of our investments. See “Item 3. Key Information – D. Risk Factors - We may use certain financial instruments that subject us to a number of inherent risks”.

Material Property

The following is a description of our royalty interests on portions of the Canadian Malartic Property.

Certain information regarding the Canadian Malartic Property as contemplated under the SK1300 has not been included herein on the basis that it is unavailable to us in our capacity as a royalty holder on the applicable properties and that obtaining such information would result in an unreasonable burden and expense. Such excluded information includes: (a) mineral resources and mineral reserves estimates; (b) the total cost for or book value of the underlying property and its associated plant and equipment; and (c) descriptions of significant encumbrances on the property.

Royalty Interests

As a result of our acquisition of Abitibi in November 2021, we indirectly acquired a 3.0% NSR royalty on portions of the Canadian Malartic Property (the “Malartic CHL Royalty”). The royalty does not apply to the entire mine property particularly the open pit areas where a majority of production to date has occurred. However, the royalty does apply to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic open pit mine. This royalty is held pursuant to the Canadian Malartic Net Smelter Return Royalty Agreement, dated March 19, 2015 between Abitibi and Canadian Malartic GP (“Malartic”).

We also hold 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% can be bought back for $1 million) and a 15.0% NPI on the Radium Property, all located within the Canadian Malartic Property. The Canadian Malartic mine property is a 50/50 partnership between Agnico Eagle and Yamana.

The following figure illustrates an approximation of the coverage of our various royalty interests on portions of the Canadian Malartic Property.

The following description of the Canadian Malartic Property is based on information disclosed in the Canadian Malartic Technical Report and other public disclosures of Agnico Eagle and Yamana filed under their respective profiles on SEDAR.

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

-33

650000
700000
750000
5400000
5350000
5300000
N
CANADIAN MALARTIC
Québec
Montreal
Toronto
0 250 500 Km
Copyright © 2014 Esri
Amos
109
Rouyn-Noranda
117
Malartic
Val-d'Or
113
Lac Simon
CANADIAN MALARTIC
ONTARIO
QUEBEC
to Montreal
Copyright © 2014 Esri
Canadian Malartic Mine
Canadian Malartic Property
Provincial Border
Airport
Community
Railway
Road (Canvec)
Major Road
Secondary Road
Lake
Vegetation
MINE CANADIAN MALARTIC
0 25 50
Kilometers
Coordinate System: NAD 1983 UTM Zone 17N
Source : MCM, December 2020

Figure 1 - Location Map of Canadian Malartic Property (Technical Report, Canadian Malartic Mine, Quebec, Canada, 2021)

In 2014, substantially all of the assets and obligations relating to the Canadian Malartic mine were transferred to a newly formed general partnership (the “Canadian Malartic GP”) in which Agnico Eagle and Yamana each own an indirect 50% interest.

Following the completion of an internal technical study, in February 2021, the Canadian Malartic GP approved the construction of a new underground mining complex at the Odyssey Project. The Odyssey Project is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones).

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

In 2020, the Canadian Malartic GP completed the Highway 117 deviation project. In 2021, the Canadian Malartic GP expects no further development of infrastructure to be undertaken for the Canadian Malartic mine and mill facilities, other than the mining construction work in the Barnat pit and the optimization of tailings storage facilities.

The Odyssey Project is a planned underground mining complex that will exploit the East Gouldie, East Malartic and Odyssey deposits. Mining at Odyssey is planned at a rate of approximately 20,000 tonnes per day serviced via a planned 1,800-metre deep production-services shaft. An exploration ramp portal was completed during the fourth quarter of 2020. In December 2020, ramp development was started on the Odyssey Project in order to facilitate underground conversion drilling in 2021 and to provide access to the Odyssey and East Malartic deposits. Production via the ramp is expected to commence in the first half of 2023 from Odyssey South and increase in capacity through 2024. Collaring of the shaft and construction of the headframe started in 2021 and shaft sinking is expected to commence in early 2023 with full commissioning of the 1,800-metre deep shaft expected in 2027.

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

Mining at the Odyssey Project will be done by underground methods. The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Production using the ramp is expected to begin at Odyssey South in late 2023. Collaring of the shaft and installation of the headframe commenced in the second quarter of 2021, with shaft sinking activities expected to begin in early 2023. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

Process and Recovery Operations

Run-of-mine (“ROM”) ore is crushed using a gyratory crusher and two cone crushers. The crushed ore feed is transported by a conveyor belt to the covered stockpile. On-site pre-crushed material can also be directed to the stockpiles. The ore is fed to the grinding circuit using conveyors in an underground reclaim tunnel. The grinding circuit mainly consists of a SAG mill with two pebble crushers, two secondary ball mills, one tertiary ball mill and several hydrocyclone clusters in a closed circuit. The slurry is then thickened in a pre-leach thickener before being transferred to the leach circuit where oxygen and cyanide are added to dissolve the gold. The slurry flows by gravity into a CIP carousel system where gold is adsorbed onto carbon. Gold is stripped using the Zadra elution process and is recovered using conventional electrowinning processes. The resulting gold sludge is filtered, dried and melted in an induction furnace to produce doré bars. The slurry exiting the CIP circuit undergoes another thickening step in a tailing thickener before being processed at the detoxification circuit where cyanide is destroyed. Finally, the slurry is pumped to the tailings ponds.

The latest open pit mine production schedule (LOM 2020) was developed to feed the mill at a nominal rate of 57,000 tpd that will extend mine life until 2029.

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

The Odyssey Project will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities. As well, the main work in 2020 consisted of site preparation, construction of the portal and the ramp contractor’s garage, delivery of the project building and installation of the potable water and wastewater system. Development has included construction of the headframe and engineering and procurement of the 120kV line and transformers, as well as delivery of the surface maintenance shop, the compressor building, the enlargement of Highway 117 and the permanent access to the Odyssey site.

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

Annual Production Information

The following table sets forth annual production information for the Canadian Malartic Property and is based upon information provided to us by the operator of the project. It contains only production information related to our royalty interest and does not include greater production at the property disclosed by the operator in respect of areas not covered by our interests.

	Units	Year Ended September 30, 2021	Year Ended September 30, 2022
Open Pits (100% basis)	tonne	22,467,207	20,120,126
Royalty Coverage	%	2.461	3.123
Grades	Au (g/t)	1.12	1.14
	Ag (g/t)	1.13	1.00
Metallurgical Recovery	Au (%)	89.3	90.7
	Ag (%)	73.3	74.6
Attributable Production	Au (oz)	17,416	20,516
	Ag (oz)	14,595	15,052

The gold produced at the Canadian Malartic mine is refined to market delivery standards by external refiners. The gold is sold to various banks at market prices. Canadian Malartic GP believes that, because of the availability of alternative refiners, no material adverse effect would result if it lost the services of its current refiner. There are no deleterious elements in the gold produced.

Recent Developments

See “Item 5. Operating and Financial Review and Prospects” for further information regarding the Canadian Malartic Property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gold Royalty Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2022

General

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of the factors that affected our performance during the periods presented, including matters that have affected reported operations, and matters that are reasonably likely based on management’s assessment to have a material impact on future operations and results.

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Gold Royalty Corp., for the year ended September 30, 2022, should be read in conjunction with our audited consolidated financial statements and the notes thereto for the years ended September 30, 2022 and 2021. Subsequent to September 30, 2022, the Company will change its fiscal year end to December 31 commencing in 2023.

Our financial statements for the year ended September 30, 2022, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A refers to various Non-IFRS measures. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as we’ve calculated herein, additional information has been provided in this MD&A. See “Non-IFRS Measures” in this section for detailed descriptions and reconciliations.

Unless otherwise stated, all information contained in this MD&A is as of December 23, 2022. Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Reference in this MD&A to the “Company” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

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

The scientific and technical information contained in this document relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under National Instrument 43-101 and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia and holder of a Special Authorization from the Ordre des Géologues du Québec.

Business Overview

We are a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 204 royalties across various stages, including 7 royalties on production stage properties.

Our head office and principal address is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada. Our common shares and common share purchase warrant are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

Business Strategy

Our mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for investors.

In carrying out our long-term growth strategy, we seek out and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

Our “royalty generator model” is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

We generally do not conduct development or mining operations on the properties in which we hold interests and we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance its royalty generator model.

Fiscal 2022 Highlights

•
Total Revenue and Option Proceeds of $0.9 million and $5.7 million for the three months and year ended September 30, 2022, respectively, exceeding previous guidance of $5.0 million for the year. "Total Revenue and Option Proceeds is a non-IFRS Measure. See "- Non-IFRS Measures".
•
Gold Equivalent Ounces (“GEOs”) of 517 and 2,156, representing revenue of $0.9 million and $3.9 million for the three months and year ended September 30, 2022, respectively. "GEOs" is a non-IFRS measure. See "- Non-IFRS Measures".
•
Cash, cash equivalents and marketable securities of approximately $14.2 million as at September 30, 2022, position the Company well for further growth. This excludes an accordion feature in the revolving loan facility with Bank of Montreal providing for an additional $15.0 million of availability, subject to certain conditions (the “Accordion”).
•
In the year ended September 30, 2022, the Company continued the execution of its acquisition strategy completing the acquisition of Abitibi Royalties Inc. (“Abitibi”) and Golden Valley Mines and Royalties Ltd (“Golden Valley”), acquiring a royalty on the Côté Gold Project, expanding its royalties on the Beaufor mine, and acquiring a portfolio of royalties in Nevada from Nevada Gold Mines.
•
Gold Royalty now holds 204 royalties with a focus on the best mining jurisdictions in the Americas (2021 Fraser Institute of Mining Attractiveness Index).
•
Gold Royalty introduced a quarterly dividend in 2022, yielding over 1.5% at current share prices.

Selected 2022 Developments

The following is a description of selected developments respecting our business since the beginning of the year ended September 30, 2022. See also “ – Selected Asset Updates” for information regarding recent developments respecting the selected projects in which we hold royalty interests.

Acquisition of Golden Valley and Abitibi

On November 5, 2021, we completed the acquisition of all of the outstanding shares of each of Golden Valley and Abitibi pursuant to statutory plans of arrangement for consideration consisting of:

•
2.1417 of our common shares for each Golden Valley common share; and
•
4.6119 of our common shares for each Abitibi common share.

We paid total consideration to holders of Golden Valley and Abitibi shares under the transactions of an aggregate of 61,104,200 of our common shares (of an aggregate of 29,478,273 common shares to shareholders of Golden Valley and 31,625,943 common shares to shareholders of Abitibi (excluding Golden Valley)). Additionally, pursuant to the plan of arrangement with Golden Valley, each of Golden Valley’s 1,166,389 share purchase options that were outstanding immediately prior to closing were exchanged for options to purchase 2,498,045 of our common shares. Based on the share price of our common shares, and the estimated fair value of options to purchase our common shares issued in exchange for Golden Valley options, the total consideration for the acquisition was approximately $306 million. We began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi from November 5, 2021.

The acquisition of Abitibi and Golden Valley was completed pursuant to arrangement agreements with each of Abitibi and Golden Valley entered into on September 6, 2021 (the “Arrangement Agreements”), which provided for, among other things, the acquisition by us of all of the outstanding common shares of each such company by way of statutory plans of arrangement.

As a result of the completion of the arrangements, each of Abitibi and Golden Valley became our wholly-owned subsidiaries.

The royalties we indirectly acquired through this transaction, included, among others:

•
four royalties (1.5% NSR, 2% NSR, 3% NSR, and 15% NPI) on portions of the Canadian Malartic Property; and
•
a royalty (2.5% to 4.0% NSR) on Cheechoo, which is proximate to Newmont Corporation’s Éléonore Mine in Québec.

Offer to Acquire Elemental Royalties

On December 20, 2021, we announced our intention to offer to acquire all of the common shares (the “Elemental Shares”) of Elemental Royalties Corp. (“Elemental”). On January 11, 2022, we formally commenced the offer (the “Elemental Offer”) to acquire the Elemental Shares, together with the associated rights (the “SRP Rights”) under Elemental’s shareholder rights plan dated December 30, 2021. Under its terms, we offered Elemental shareholders 0.27 of a common share in exchange for each Elemental Share, together with the associated SRP Rights. On May 12, 2022, we announced that we had determined to allow the Elemental Offer to expire as the conditions thereto had not been met. No Elemental Shares were acquired by us thereunder.

Option Agreement on Eldorado Project

On January 14, 2022, Nevada Select Royalty, Inc., our wholly-owned subsidiary, granted an option to a third party to purchase 100% of its right, title, and interest in its Eldorado Project for a 3.0% NSR and aggregate cash payments of $2.0 million, of which $0.08 million has been received. The balance of the cash payments is due as follows:

•
$0.12 million on or before January 14, 2023;
•
$0.40 million on or before January 14, 2024 and January 14, 2025; and
•
$0.50 million on or before January 14, 2026 and January 14, 2027.

Inaugural Quarterly Cash Dividend Program

On January 18, 2022, our board of directors approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. We paid dividends of approximately $1.3 million on each of March 31, 2022, June 30, 2022 and September 30, 2022 to shareholders of record as of the close of business on March 15, 2022, June 20, 2022 and September 20, 2022, respectively. Subsequent to the year ended September 30, 2022, we declared dividend payments of approximately $1.4 million, to be paid on December 30, 2022 to shareholders of record as of the close of business on December 20, 2022.

The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of our board of directors based on relevant factors, including, among others, our financial condition and capital allocation plans.

Revolving Credit Facility

On January 24, 2022, we entered into a definitive credit agreement with Bank of Montreal providing for a $10 million secured revolving credit facility (the “Facility”). The Facility originally had a maturity date of March 31, 2023. In September 2022, the Facility was amended to, among other things, extend the maturity date thereof to March 31, 2025. The Facility consists of a $10 million secured revolving credit facility with an accordion feature providing an additional $15 million of availability, as further described below.

The Facility, secured against our assets, is available for general corporate purposes, acquisitions and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

As of the date hereof, we have drawn $10 million under the Facility.

Acquisition of Royalty on Côté Gold Project

On March 1, 2022, we completed the acquisition of an existing 0.75% NSR royalty on a portion of the Côté Gold Project, located in Ontario Canada operated by IAMGOLD. We paid total consideration to a third-party holder of $15.8 million for the royalty at closing, which comprised of $15 million in cash and the issuance of 207,449 common shares. An additional 50,000 common shares were issued in connection with the transaction as consideration for certain third-party acknowledgements.

Monarch Royalty Financing

On April 6, 2022, we completed a royalty financing transaction with Monarch. Pursuant to the definitive agreement, we provided approximately $3.6 million (C$4.5 million) in additional royalty financing to Monarch in exchange for increasing the percentage of our existing royalties and provided an additional $0.8 million (C$1 million) in equity financing to Monarch by participating in its marketed private placement.

Pursuant to the transaction, among other things:

•
the pre-existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill is increased to C$3.75 PTR on material from the Beaufor Mine and C$1.25 PTR on material from the McKenzie Break, Croinor Gold, and Swanson properties;
•
the pre-existing 2.50% NSR royalties on Monarch’s McKenzie Break, Croinor Gold, and Swanson properties is increased to a 2.75% NSR over the properties;
•
Monarch’s pre-existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties are extinguished; and
•
we retain pre-emptive rights on any future PTRs on the Beacon Mill and a right of first refusal on the creation of any additional royalty interest over the McKenzie Break, Croinor Gold, and Swanson properties.

Pursuant to the private placement, we acquired 1,666,667 units of Monarch at a price of C$0.60 per unit. Each unit consists of one common share of Monarch and one transferable common share purchase warrant, with each warrant entitling the holder to acquire an additional common share for C$0.95 for a period of 60 months following the date of issuance thereof.

At-the-Market Offering

On June 14, 2022, as amended on July 6, 2022 and effective on July 15, 2022, the Company filed a prospectus which permits the Company to offer, issue and sell from time to time, in one or more offerings, common shares, preferred shares, warrants, subscription receipts, debt securities or units (collectively refer to as the “Securities”). The aggregate initial offering price of the Securities that the Company may offer and sell under the prospectus will not exceed $250.0 million.

On August 15, 2022, we entered into an equity distribution agreement (the “Distribution Agreement”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates Inc. (collectively, the “ATM Agents”), providing for the issuance of up to $50 million of our common shares from treasury to the public from time to time pursuant to an “at the market” equity program (the “ATM Program”).

As of the date hereof, we have not made any sales under the ATM Program. We currently intend to use the net proceeds, if any, from the ATM Program to implement our growth and acquisition strategy, including the direct and indirect acquisition of additional royalties, streams and similar interests, and for working capital.

The volume and timing of distributions under the ATM Program, if any, will be determined at our sole discretion, subject to applicable regulatory limitations. Any sales of our common shares under the ATM Program will be made by the ATM Agents through the facilities of the NYSE American, or any other marketplace on which our common shares are listed, quoted or otherwise traded, at the prevailing market prices.

Unless earlier terminated by us or the ATM Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of our common shares sold under the ATM Program reaches the aggregate amount of $50 million; or (b) September 1, 2023.

The ATM Program became effective on August 15, 2022, upon the filing of a prospectus supplement to our short form base shelf prospectus dated July 15, 2022, and U.S. registration statement on Form F-3 filed on June 13, 2022, as amended on July 6, 2022.

Acquisition of Royalties on Granite Creek and Bald Mountain

On September 28, 2022, we completed the acquisition from Nevada Gold Mines LLC of a royalty portfolio located in Nevada, USA, consisting of:

•
a 10% net profits interest royalty on the Granite Creek Mine operated by i-80, payable after 120,000 oz of gold or equivalent is cumulatively produced from the project;
•
a 2.00% net smelter return royalty on the Bald Mountain Mine operated by Kinross, payable after 10 million ounces of gold have been produced from the properties; and
•
a 1.25% NSR on the Bald Mountain Joint Venture Zone also operated by Kinross.

The purchase consideration was satisfied through the issuance of 9,393,681 common shares to Nevada Gold Mines LLC.

Val-d'Or Royalties

On December 1, 2022, through our subsidiaries, we entered into an agreement (the "VZZ Agreement") with Val'd'Or Mining Corporation ("VZZ"), whereby, among other things, Golden Valley will transfer to VZZ interests in 12 prospective properties held by it and generate royalties thereon. The subject properties are located in Québec and Ontario. Pursuant to the VZZ Agreement, among other things, we will:

•
divest Golden Valley's mineral rights and other interests to VZZ and retain a 0.5% to 1.0% NSR royalty on the following properties located in Québec and Ontario: Bogside, Bogside NW, Cheechoo B East, Island 27, Matachewan, Munro, North Contact, Recession Larder, Riverside, Sharks, Smokehead and Titanic;

•
assign to VZZ all rights, title, obligations and interests under the option agreement between one of our subsidiaries and Eldorado Gold (Québec) Inc. dated October 8, 2021. We will divest the mineral rights and interests to VZZ and, subject to certain closing conditions, including but not limited to consent of the assignment from Eldorado, will retain rights to a 1.5% NSR royalty on all properties subject to joint venture agreements consisting of the Claw Lake, Cook Lake and Murdoch Creek properties in Ontario and the Perestroika Prospect in Québec; and

•
retain a right of first refusal on any royalty or similar interest that VZZ intends to sell, transfer or otherwise dispose of. Such right of first refusal is subject to our and our affiliates holding at least 10% of the outstanding common shares of VZZ. As of the date of this Annual Report, we own 35% of the outstanding common shares of VZZ.

The transactions contemplated by the VZZ Agreement are subject to customary closing conditions.

Royalty Referral and Strategic Alliance

On December 1, 2022, we entered into a strategic alliance with International Prospect Ventures Ltd. ("IZZ"), which provides us with a right of first refusal on any royalty or similar interest sold by IZZ in Australia. The strategic alliance also includes a royalty referral arrangement which will provide us with the opportunity to acquire certain royalties identified by IZZ in Australia in consideration for which IZZ will retain an interest in the underlying royalty on a carried-basis. The strategic alliance, including the royalty referral arrangement and right of first refusal, are subject to us and our affiliates holding at least 10% of the outstanding common shares of IZZ. As of the date of this Annual Report, we own 11% of the outstanding common shares of IZZ.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties. Please see Item 4 of the Annual Report for additional information regarding our interests.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Property, including a 3.0% NSR royalty on portions of the Canadian Malartic mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Mine Property. The Canadian Malartic Mine is a 50/50 partnership between Agnico Eagle and Yamana, however Agnico Eagle has entered an agreement with Yamana to acquire Yamana’s Canadian assets which would bring Agnico Eagle a 100% interest in Canadian Malartic. The Agnico Eagle and Yamana transaction is expected to close in early 2023.

We also hold 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million plus an additional 0.5% NSR for $1.0 million) and a 15% NPI on the Radium Property.

•
In a press release dated February 23, 2022, Agnico Eagle disclosed that it had, together with its partner Yamana, reviewed the potential to increase capacity in a portion of the tailings facility. However, the parties determined that the best option was to optimize the processing plan in order to improve the production profile during the transition to the Odyssey underground project, which has resulted in an adjustment to the process rate to 51,500 tonnes per day in 2022 and is expected to enhance the financial metrics and cash flow in the near-term. Agnico Eagle further disclosed that the process rate is forecast to return to full capacity of approximately 60,000 tpd in the second half of 2024 as the underground mining operations ramp up.

•
In a news release dated April 27, 2022, Yamana reiterated its 10-year outlook for the project, stating that Yamana’s exploration efforts are expected to lead to more mining areas allowing it to take advantage of available plant capacity, ore processing that will exceed 20,000 tonnes per day, and sustainable production that will exceed the initial production plan of 500,000 to 600,000 ounces per year.

•
In a press release dated April 28, 2022, Agnico Eagle reported the underground development and surface construction activities for the Odyssey Project remain on schedule and on budget as of the date thereof. It further disclosed that fifteen drills were active on the property, with 3 underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization. The headframe and hoistroom construction continued in the first quarter of calendar year 2022 and the structural steel installation began in early January 2022. Agnico Eagle disclosed that shaft sinking is expected to begin in the fourth quarter of calendar year 2022 and the first underground production is expected to commence in the first half of calendar year 2023.

•
In a news release dated July 7, 2022, Yamana announced that production was ahead of plan at the project, with first production from Odyssey South expected in the first quarter of 2023.

•
On July 27, 2022, Yamana announced positive exploration results, stating that drilling is expected to significantly expand the inferred resource envelope which would provide the basis for updated technical studies in 2023, which are expected to allow definition of mineral reserves for the Odyssey underground project over the next few years, starting at the end of 2022.

•
On August 11, 2022, Agnico Eagle announced positive exploration results, stating that infill drilling continues to return strong results in the Odyssey South Zone, an initial mineral reserve estimate is expected at year-end 2022 and pre-commercial production from the Odyssey South orebody is expected to begin before the end of March 2023. Infill drilling also continues to return wide, high-grade intersections in the core of the East Gouldie deposit. Eastern extension and western extension of the deposit continues to be tested, filling the gap between the East Gouldie and the Norrie zones and providing potential for mineral resources addition.

•
On November 4, 2022 Agnico Eagle and Pan American Silver Corp. ("Pan American") announced that they had delivered a definitive binding offer to the board of directors of Yamana pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana (the "Yamana Shares") and Yamana would sell certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine and Odyssey project, located in Québec. Ownership consolidation of the Canadian Malartic mine would place a world-class asset into the hands of one of the best positioned operators in the industry to develop the mine's full potential and gives Agnico Eagle operational control during the remaining development period of the Odyssey project and future projects.

•
On October 26, 2022, Agnico Eagle announced its third quarter 2022 results including an update on development and exploration activities at Odyssey. Construction and development activities remain on schedule at Odyssey with shaft sinking activities expected to commence in early January 2023 and initial production from the Odyssey South ramp expected in March 2023. The expanded third quarter drill program focused on infill drilling at Odyssey South, on drill testing the Odyssey Internal zones and on infill and step-out drilling at East Gouldie.

For more information, refer to Yamana’s news releases dated July 27, 2022, July 7, 2022, and April 27, 2022, available under Yamana’s profile on www.sedar.com, and Agnico Eagle’s news releases dated February 13, 2022, February 23, 2022, April 28, 2022, August 11, 2022, October 26, 2022, and November 4, 2022.

Côté Gold Project

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Project in Ontario, Canada.

On August 3, 2022 IAMGOLD announced its updated estimate of capital costs to complete, project economics and life-of-mine plan for the Côté Gold project in Ontario, Canada. A NI 43-101 technical report was filed on SEDAR on August 12, 2022. The project update concludes the Côté Gold costs, schedule, execution strategy and risk review initiated by IAMGOLD earlier in 2022.

On November 8, 2022, IAMGOLD announced its third quarter 2022 results including an update on construction at the Côté Gold Project in Ontario. IAMGOLD commented: "The Côté Gold Project is approximately 64% complete and advancing well following the schedule and cost update released in the summer. With approximately 1,500 workers on site, the project is nearing peak capacity and has seen significant progress in the third quarter towards the target of production in early 2024. The announced sale of Rosebel to Zijin Mining last month represents the first significant step towards addressing the funding commitments to deliver Côté Gold. The remaining funding alternatives are well advanced and we expect to be able to provide further updates in the fourth quarter."

For more information, refer to IAMGOLD’s news releases dated August 3, 2022 and November 8, 2022 available under its profile at www.sedar.com.

Ren Project

We hold a 1.5% NSR and a 3.5% NPI over the Ren project in Elko County, Nevada, USA.

On August 8, 2022, Barrick disclosed in its presentation for the second quarter of 2022 that resources at Ren are expected to grow in 2022 as the project advances to feasibility. The western side of the project contains the new +1.5 km Corona Corridor which shows continuity of mineralization 250 m from existing infrastructure. It further disclosed that mineralization remains open at both JB and Corona Corridors and that it has initiated various mining studies on the geotechnical, ventilation, dewatering parameters to optimally design this part of the mine.

On November 3, 2022, Barrick announced its third quarter results including an update on its Ren project, a growth prospect at the Carlin complex in Nevada. At Ren, drilling continues to grow inferred resources for the end of 2022 in the significantly sheared JB Zone, as well as the confidence in the continuity of mineralization in the structurally complex Corona Corridor, where MRC-22002 drilled within the highly sheared Devonian Rodeo Creek formation returning 16.0 meters (TW 9.1 meters) at 17.35 g/t Au. Assays are pending for other drillholes to test continuity of high-grade mineralization within the JB Zone. Results are expected to further expand the inferred resource footprint. Remaining drilling this year will continue to focus on the exploration potential in the JB Zone and expand the western Corona Corridor.

For further information, refer to Barrick’s news release dated August 8, 2022 and November 3, 2022 available under its profile at www.sedar.com.

Granite Creek Mine Project

We hold a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA.

On February 23, 2022, i-80 announced it had started its underground mining program at the Granite Creek Mine.

On May 9, 2022, i-80 announced that it has entered into an agreement to acquire strategic land sections adjoining i-80’s Granite Creek Mine property from NGM. The new property sections provide i-80 with approximately 3.2 kilometers of additional exposure along the Getchell/Range Front fault structure that is intimately associated with the Granite Creek and Turquoise Ridge gold deposits. Importantly, the property section to the north of Granite Creek Mine is immediately on-strike with the recently discovered SPZ where high-grade mineralization is being defined along strike to the north of i-80’s Granite Creek Mine.

In news releases dated September 13, 2022, October 18, 2022 and November 1, 2022, i-80 announced high-grade results from its 2022 drilling program. i-80 further stated, “The continuity of high-grade mineralization makes the SPZ a priority for development and we look forward to continued expansion drilling in the new year.”

On November 8, 2022, i-80 announced its third quarter operating results including an operational update on its Granite Creek Mine Project in Nevada. Drilling continued at Granite Creek during the quarter testing resource expansion targets and delineation on the Ogee Zone and South Pacific Zone ("SPZ") with multiple high-grade intercepts reported. Drilling targets were expansion and delineation of the newly discovered SPZ as well as delineation drilling that targeted the Otto, Adam Peak, Range Front and Ogee fault zones with underground drilling.

For further information, refer to i-80’s news release dated February 23, 2022, May 9, 2022, September 13, 2022, October 18, 2022, November 1, 2022 and November 8, 2022 available under its profile at www.sedar.com.

Jerritt Canyon Mine

We hold a 0.5% NSR royalty over the Jerritt Canyon Mine in Elko County, Nevada, USA. We also hold an incremental per ton royalty interest on the Jerritt Canyon processing facility.

On October 18, 2022, First Majestic announced its third quarter production including an operational update on Jerritt Canyon Mine in Nevada. During the quarter, Jerritt Canyon produced 16,299 ounces of gold, representing a 13% decrease compared to the prior quarter. The decrease was primarily due to a 15% decrease in tonnes milled in order to complete its annual maintenance overhaul of the dual roasters in September which resulted in an increased ore stockpile of approximately 27,600 tonnes due to the planned 14-day maintenance shutdown. This large surface stockpile is expected to be processed in the fourth quarter.

To increase mine production, First Majestic has disclosed plans to complete a secondary escapeway in the West Generator mine in late October, which it believes will allow for a major increase in ore deliveries and gold production. First Majestic has disclosed it anticipates increased gold grades and increased quantity of fresh ore feed to the plant by approximately 50% as a result of the new ore feed at West Generator mine and the expected restart of its Saval II mine in November. During the quarter, a total of nine underground drill rigs completed 53,714 meters of drilling on the property.

For more information, refer to First Majestic’s news release dated October 18, 2022, available under its profile at www.sedar.com.

Fenelon Gold Project

We hold a 2.0% NSR royalty over the Fenelon Gold Project in Québec, Canada.

On September 8, 2022, Wallbridge announced it expects to provide an updated mineral resource estimate in the first quarter of 2023 on its Fenelon Gold Project located in Québec. The updated mineral resource estimate will incorporate data from an additional 100,000 meters of drilling completed since the inaugural mineral resource estimate and will focus on optimizing the resource for an underground bulk mining operation. The updated mineral resource estimate will form the foundation for a preliminary economic assessment, which is expected to be completed by the end of the second quarter 2023.

On November 9, 2021, Wallbridge announced its maiden mineral resource estimate for the Fenelon Gold Project which outlined a total combined indicated resource of 2.67 million ounces: 43.56 Mt grading 1.91 g/t Au and a total combined inferred resource of 1.72 million ounces: 31.78 Mt grading 1.69 g/t Au.

For more information, refer to Wallbridge’s news release dated September 8, 2022 and November 9, 2021, available under its profile at www.sedar.com.

Borden Mine

We hold a 0.5% NSR royalty over certain claims on the eastern portion of the Borden Mine in Ontario, Canada.

On July 5, 2022, we announced that we have begun receiving royalty payments from Newmont under this royalty.

The Borden Mine is part of Newmont’s broader Porcupine Complex and is reported within the Porcupine Complex’s consolidated figures. Standalone Borden Mine figures are not reported publicly by Newmont.

Railroad-Pinion Project

We hold a 0.436% NSR royalty over portions of the Railroad-Pinion Project in Elko County, Nevada, USA.

On August 12, 2022, Orla Mining announced it completed its acquisition of GSV by way of a court-approved plan of arrangement. GSV was 100% owner of the Railroad-Pinion Project, having acquired its initial interest in the Railroad portion of the Railroad-Pinion Project in 2010 and consolidated its ownership of the Railroad-Pinion land package in March 2014. The Railroad-Pinion property is comprised of two adjacent properties: North Railroad, which includes the POD, Sweet Hollow, South Lodes and North Bullion deposits, and South

Railroad, which includes Dark Star, Pinion, and Jasperoid Wash deposits. Orla Mining disclosed its growth plans with key priorities for South Railroad to include project permitting, review of project schedule including critical path activities, and assessment of current exploration supporting resource expansion.

On September 12, 2022, Orla Mining announced its intention to continue with GSV’s 2022 planned program of resource expansion and exploration drilling at key targets on the South Railroad Project, and disclosed commencement of an additional 5,000 metre reverse circulation and core drill program at South Railroad for an additional $1.5 million, bringing the total 2022 planned direct drilling cost spending to $3.0 million across 11,370 metres of drilling. Orla Mining's stated objectives with respect to South Railroad are to upgrade and increase oxide resources at the Pinion SB, LT, POD, Sweet Hollow, Jasperoid Wash, and Dixie targets.

For more information, refer to Orla Mining's news releases dated August 12, 2022 and September 12, 2022, available under its profile at www.sedar.com.

Gold Rock Project

We hold a 0.5% NSR royalty over the Gold Rock Project in White Pine County, Nevada, USA.

On November 22, 2022, Calibre announced results from its 2022 drill program at its 100% owned Gold Rock Project located in the Battle Mountain – Eureka gold trend. The initial purpose of the 2022 drill program was to de-risk the Gold Rock Project, near-surface oxide project through infill and condemnation drilling, geo-metallurgical classification, and structural modelling. During the program, Calibre intersected high-grade, sulphide mineralization in areas previously untested by drilling. The 2023 drill program at Gold Rock Project will focus on testing higher grade mineralization targets at depth.

For more information, refer to Calibre's news release dated November 22, 2022, available under its profile at www.sedar.com.

Beaufor Mine

We hold a 1.0% NSR on the Beaufor Mine and a PTR at the Beacon Mill in Québec, Canada.

On July 5, 2022, Monarch announced that it had commenced processing at the Beaufor Mine and on July 27, 2022 announced that it had produced its first gold bar from the mine. On September 27, 2022, Monarch announced that it had suspended its operations at the Beaufor Mine due to financial and operational challenges. It further disclosed that the mine has been put on care and maintenance for an undetermined period. Monarch has not disclosed the timing or plans for a potential restart of the mine and, therefore, the Company can provide no assurance as to any potential restart or the timing thereof.

For more information, refer to Monarch’s news releases dated July 5, 2022, July 27, 2022 and September 27, 2022 and its other disclosures available under its profile at www.sedar.com.

Whistler Gold-Copper Project

We hold a 1.0% NSR royalty over the Whistler Project in Alaska, USA.

On February 28, 2022, GoldMining announced it had approved a strategy to advance the Whistler Gold-Copper Project as a separate company that would conduct an initial public offering or similar transaction, and created a new subsidiary, U.S. GoldMining Inc., for this purpose.

For more information, refer to GoldMining’s news release dated February 28, 2022, available under its profile at www.sedar.com.

Overall Performance

For the year ended September 30, 2022, we incurred a net loss of $17.3 million, or $0.14 per share, compared to a net loss of $15.0 million or $0.45 per share, for the previous fiscal period. As at September 30, 2022, we had working capital (current assets less current liabilities) of $9.7 million.

For the year ended September 30, 2022, we incurred an Adjusted Net Loss of $12.5 million or $0.10 per share, compared to an Adjusted Net Loss of $9.3 million or $0.28 per share, for the previous fiscal period. See “Non-IFRS Measures”.

See “ – Selected 2022 Developments” for further information regarding our activities during the year ended September 30, 2022.

Trends, events and uncertainties that are reasonably likely to have an effect on our business include developments in the gold markets, as well as general financial market conditions, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying our interests, as discussed elsewhere in this MD&A.

Selected Annual Information

The following sets forth selected annual financial information for the three most recently completed fiscal years:

(in thousands of dollars, except per share amounts)	Year ended September 30, 2022	Year ended September 30, 2021	Period from incorporation on June 23, 2020 to September 30, 2020
	($)	($)	($)
Total revenue	3,944	192	—
Net loss	17,346	15,006	141
Net loss per share, basic and diluted	0.14	0.45	140,631
Dividends	4,032	—	—
Total assets	688,614	279,499	55
Total non-current financial liabilities	9,661	4,560	—

The increase in total revenue to $3.9 million was primarily related to revenue generated from the portfolio of royalties and optioned mineral properties that were acquired in August 2021 and November 2021 through the acquisitions of Ely, Golden Valley and Abitibi. During the year ended September 30, 2022, we earned $5.7 million in Total Revenue and Option Proceeds, of which $1.8 million was credited against the carrying value of mineral properties. See "-Non-IFRS Measures".

Net loss increased from $15.0 million to $17.3 million as we incurred consulting and professional fees and other expenses in connection with project evaluation and corporate development, addition of employees and operating expenses incurred for the Ely, Abitibi and Golden Valley operations during the year.

Total assets increased from $279.5 million to $688.6 million was primarily attributed to the additional royalties acquired during the year ended September 30, 2022, of which $366.1 million was acquired through the business combination with Golden Valley and Abitibi. Total non-current financial liabilities of $9.7 million as at September 30, 2022 mainly represents the outstanding balance of the Facility of $9.4 million.

Discussion of Operations

Year ended September 30, 2022, compared to year ended September 30, 2021

During the year ended September 30, 2022, we earned total revenue of $3.9 million, consisting of royalty income of $3.1 million, advance mineral royalty payment of $0.4 million and option income relating to other mineral interests of $0.4 million. The following provides a breakdown of our revenue by assets for the periods indicated:

	For year ended September 30, 2022	For year ended September 30, 2021
(in thousands of dollars)	($)	($)
Canadian Malartic	1,132	—
Borden	954	—
Jerritt Canyon	808	94
Others	1,050	98
	3,944	192

Others consist of royalty income on Isabella Pearl Mine of $0.1 million, advance mineral royalty payment of $0.5 million, and option income of $0.5 million for the year ended September 30, 2022.

During the year ended September 30, 2022, we incurred consulting fees of $4.1 million, which consisted primarily of advisory services in connection with project evaluation and corporate development, as well as consulting and advisory fees of $3.0 million in connection with the acquisition of Golden Valley and Abitibi. In the previous fiscal year, we incurred consulting fees of $2.7 million.

During the year ended September 30, 2022, we incurred management and directors’ fees of $1.9 million, compared to $1.2 million in the previous fiscal period. Management and directors’ fees primarily consist of salaries and bonuses paid or payable to members of senior management and fees paid or payable to our directors. Bonuses paid to our key management personnel during the year ended September 30, 2022 and 2021 were $0.5 million and $0.5 million, respectively. Our directors did not receive directors' fees before the completion of the initial public offering in March 2021.

During the year ended September 30, 2022, we incurred general and administrative costs of $5.9 million, compared to $2.9 million in the previous fiscal period. The major components of the general and administrative costs for the year ended September 30, 2022 included insurance expense of $2.0 million as compared to $1.3 million in the previous fiscal year, investor communications and marketing expenses of $1.4 million incurred in connection with our awareness programs as compared to $1.1 million in the previous fiscal year, transfer agent and regulatory fees of $0.5 million as compared to $0.2 million in the previous fiscal year, office and technology expenses of $0.8 million as compared to $0.2 million in the previous fiscal year, and employee salaries and benefits of $1.1 million as compared to $0.1 million in the previous fiscal year. The increase in general and administrative costs was primarily the result of increased corporate development and marketing activities, the commencement of the royalty generator business and the consolidation of administrative expenses incurred by Ely, Golden Valley and Abitibi after their respective acquisitions. A major component of the insurance fees is related to the directors and officers liability insurance which the Company put in place upon the completion of the initial public offering.

During the year ended September 30, 2022, we incurred professional fees of $4.2 million as compared to $2.5 million in the previous fiscal year. Professional fees primarily consisted of transaction-related expenses for completed transactions (including our acquisition of Golden Valley and Abitibi) and those in process or under evaluation, audit and quarterly review fees and legal fees for general corporate and securities matters. Excluding costs related to the acquisition of Ely, Golden Valley and Abitibi and our offer to acquire Elemental, total professional fees was approximately $2.1 million for the year ended September 30, 2022.

During the year ended September 30, 2022, we recognized share-based compensation expense of $3.1 million as compared to $3.3 million) in the previous fiscal year, of which $0.3 million was related to the vesting of performance based restricted shares as compared to $0.4 million in the previous fiscal year, $0.3 million was related to the vesting of restricted share units, $1.6 million represents the vesting of our share options issued to our management, directors, employees and consultants as compared to $2.2 million in the previous fiscal year. The share-based compensation expense also included the amortization of the fair value of shares issued by the Company to contractors for marketing services of $0.9 million for the year ended September 30, 2022.

During the year ended September 30, 2022, we incurred mining claims maintenance expense of $0.2 million. The maintenance expenses were paid to maintain mineral properties acquired as part of the acquisition of Ely, Golden Valley and Abitibi.

During the year ended September 30, 2022, mining operations at the Rawhide Mine were suspended due to working capital constraints. Rawhide’s management are evaluating strategic options to address the constraint including outright sale. We have reviewed the underlying circumstances and have recognized an impairment charge of $3.8 million on the Rawhide royalty during the year ended September 30, 2022.

During the year ended September 30, 2022, we recognized a fair value gain on our derivative liabilities of $4.6 million. The change is primarily as a result of the remeasurement of the fair value of 8,849,251 Ely Warrants that were outstanding as at September 30, 2022. The fair value gain was a function of changes in our share price, estimated volatility and interest rate.

During the year ended September 30, 2022, we recognized a fair value loss on our short-term investments of $0.6 million resulting from the decrease in the fair value of marketable securities. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

We incurred interest expenses of $0.6 million on the Facility during the year ended September 30, 2022. No interest expense was incurred by the Company in the previous year as the Facility was drawn down in February 2022. As a result of extending the maturity date of the Facility, we recognized a gain on the loan modification of $0.3 million during the year ended September 30, 2022.

Fourth Quarter

During the three months ended September 30, 2022, we earned total revenue of $0.9 million as compared to $0.2 million in the fourth quarter for the previous fiscal year, consisting of royalty income of $0.6 million, advance mineral royalty payment of $0.1 million and option income relating to other mineral interests of $0.2 million. The increase in revenues as compared to the comparative period of

2021 is primarily due to revenue generated from the portfolio of royalties acquired in November 2021 through the acquisitions of Golden Valley and Abitibi. The following provides a breakdown of our revenue by assets for the periods indicated:

	For three months ended
	September 30, 2022	September 30, 2021
(in thousands of dollars)	($)	($)
Canadian Malartic	316	—
Borden	164	—
Jerritt Canyon	136	94
Others	250	98
	866	192

During the three months ended September 30, 2022, we incurred consulting fees of $0.04 million as compared to $1.9 million in the same period of the previous fiscal year, which consisted primarily of consulting fees incurred for corporate development and advisory services. During the comparative three months period ended September 30, 2021, $1.6 million was expensed for consulting fees payable to our financial advisor in connection with the acquisition of Ely.

During the three months ended September 30, 2022, we incurred management and directors’ fees of $1.0 million as compared to $0.8 million in the same period for the previous fiscal year. Management and directors’ fees primarily consisted of salaries and bonuses paid or payable to members of senior management and fees paid to our directors. Bonuses payable to our key management personnel during the three months ended September 30, 2022 was $0.4 million as compared to $0.5 million in the same period for the previous fiscal year. During the three months ended September 30, 2022 and 2021, we incurred general and administrative costs of $1.6 million and $1.7 million, respectively. The major components of the general and administrative costs for the three months ended September 30, 2022 included insurance expense of $0.5 million as compared to $0.6 million in the same period for the previous fiscal year, investor communications and marketing expenses of $0.5 million as compared to $0.9 million in the same period for the previous fiscal year, office and technology expenses of $0.2 million as compared to $0.1 million in the same period for the previous fiscal year, and employee salaries and benefits of $0.4 million as compared to $0.1 million in the same period for the previous fiscal year.

During the three months ended September 30, 2022, the Company incurred professional fees of $0.6 million as compared to $1.0 million in the same period for the previous fiscal year. Professional fees primarily consisted of transaction-related expenses for completed transactions and those in process or under evaluation, audit and quarterly review fees, and legal fees for general corporate and securities matters.

During the three months ended September 30, 2022, we recognized share-based compensation expense of $0.4 million as compared to $1.4 million in the same period of the previous fiscal year. Share-based compensation expense for the three months ended September represents $0.2 million, as compared to $0.7 million in the same period for the previous fiscal year, for the vesting of share options, and $0.2 million for the vesting of restricted share units. The decrease in share-based compensation expense in the three months ended September 30, 2022 as compared to that in the same period for the previous fiscal year as we recognized share-based compensation of $0.5 million in connection with the acquisition of Ely on August 23, 2021.

During the three months ended September 30, 2022, we recognized a fair value loss on our short-term investments of $1.4 million resulting from the decrease in the fair value of marketable securities held by it. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

We incurred interest expenses of $0.3 million on the Facility during the year ended September 30, 2022. No interest expense was incurred by the Company in the previous year as the Facility was drawn down in February 2022. As a result of extending the maturity date of the Facility, we recognized a gain on the loan modification of $0.3 million during the three months ended September 30, 2022.

Summary of Quarterly Results

The following table sets forth our selected quarterly financial results for each of the periods indicated:

	Year ended	Three months ended
	September 30, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Royalty and option income	3,944	866	1,907	638	533
Net loss	(17,346)	(4,677)	(3,438)	(2,388)	(6,843)
Net loss per share, basic and diluted	(0.14)	(0.03)	(0.03)	(0.02)	(0.06)
Dividends declared per share	0.03	0.01	0.01	0.01	—
Non-IFRS and Other Measures
Adjusted Net Loss*	(12,462)	(3,498)	(2,153)	(3,269)	(3,542)
Adjusted Net Loss Per Share, basic and diluted*	(0.10)	(0.03)	(0.02)	(0.02)	(0.03)
Total Gold Equivalent Ounces (“GEOs”)*	2,156	517	1,004	345	291
Cash flow used in operating activities, excluding changes in non-cash working capital*	(12,169)	(2,493)	(603)	(3,177)	(5,896)
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses*	(6,576)	(2,493)	(28)	(2,217)	(1,838)
Statement of Financial Position
Total assets	688,614	688,614	671,148	678,035	677,364
Total non-current liabilities	145,184	145,184	135,298	138,779	141,450

	Year ended	Three months ended
	September 30, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Royalty and option income	192	192	—	—	—
Net loss	(15,006)	(9,215)	(3,035)	(2,256)	(500)
Net loss per share, basic and diluted	(0.45)	(0.17)	(0.07)	(0.08)	(0.04)
Dividends declared per share	—	—	—	—	—
Non-IFRS and Other Measures
Adjusted Net Loss*	(9,338)	(4,420)	(2,260)	(2,227)	(431)
Adjusted Net Loss Per Share, basic and diluted*	(0.28)	(0.08)	(0.05)	(0.08)	(0.04)
Total Gold Equivalent Ounces (“GEOs”)*	104	104	—	—	—
Cash flow used in operating activities, excluding changes in non-cash working capital*	(9,088)	(5,279)	(2,240)	(1,217)	(352)
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses*	(5,853)	(2,854)	(1,430)	(1,217)	(352)
Statement of Financial Position
Total assets	279,499	279,499	101,368	103,303	15,928
Total non-current liabilities	47,260	47,260	—	—	—

* See “Non-IFRS Measures”.

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by increased corporate activity following our initial public offering, professional and consulting fees incurred in connection with the acquisition of Ely, the business combinations with Golden Valley and Abitibi, and professional fees incurred in connection with corporate activities conducted during the respective periods, offset by royalty and option income earned.

The decrease in net loss in the three months ended September 30, 2022, compared to three months ended September 30, 2021, is primarily attributed to the recognition of royalty and option income of $0.9 million, decrease in consulting fee of $1.9 million and share-based compensation expense of $1 million, as $1.6 million consulting fee and $0.5 million share-based compensation expense in the three months ended September 30, 2021 were related to the acquisition of Ely.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Loss; (ii) Adjusted Net Loss Per Share; (iii) GEOs; (iv) cash flows from operating activities, excluding changes in non-cash working capital; (v) cash flows from operating activities, excluding changes in non-cash working capital and transaction-related expenses; and (vi) Total Revenue and Option Proceeds, which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

•
Adjusted Net Loss

Adjusted Net Loss is calculated by deducting the following from net income: transaction-related expenses, share of loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short-term investments, gain on loan modification, foreign exchange gain/(loss) and other income. Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. We included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

	Year ended	Three months ended
	September 30, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Net loss	(17,346)	(4,677)	(3,438)	(2,388)	(6,843)
Transaction-related expenses	5,593	—	575	960	4,058
Share of loss in associate	296	(2)	47	108	143
Dilution gain in associate	(100)	—	(20)	(80)	—
Impairment of royalty	3,821	—	—	3,821	—
Change in fair value of derivative liabilities	(4,588)	136	(2,836)	(1,798)	(90)
Change in fair value of short-term investments	569	1,359	3,627	(3,875)	(542)
Foreign exchange (gain)/loss	(54)	(21)	3	(13)	(23)
Gain on loan modification	(316)	(316)	—	—	—
Other income	(337)	23	(111)	(4)	(245)
Adjusted Net Loss	(12,462)	(3,498)	(2,153)	(3,269)	(3,542)
Weighted average number of common shares	128,232,364	134,822,619	134,372,502	134,019,359	109,907,519
Adjusted Net Loss Per Share, basic and diluted	(0.10)	(0.03)	(0.02)	(0.02)	(0.03)

	Year ended	Three months ended
	September 30, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Net loss	(15,006)	(9,215)	(3,035)	(2,256)	(500)
Transaction-related expenses	3,235	2,425	810	—	—
Change in fair value of derivative liabilities	1,511	1,511	—	—	—
Change in fair value of short-term investments	168	168	—	—	—
Foreign exchange (gain)/loss	813	706	9	29	69
Other income	(67)	(15)	(44)	(8)	—
Adjusted Net Loss	(9,346)	(4,420)	(2,260)	(2,235)	(431)
Weighted average number of common shares	33,555,265	54,387,749	41,602,391	26,921,180	11,252,989
Adjusted Net Loss Per Share, basic and diluted	(0.28)	(0.08)	(0.05)	(0.08)	(0.04)

-53

•
GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

For three months ended:	Average Gold Price
December 31, 2021	1,796
March 31, 2022	1,877
June 30, 2022	1,874
September 30, 2022	1,729
Annual Average Gold Price	1,819

We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

•
Cash flow used in operating activities, excluding changes in non-cash working capital

Cash flow used in operating activities, excluding changes in non-cash working capital is determined by excluding the impact of changes in non-cash working capital items to or from cash used in operating activities. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to cash flow used in operating activities, excluding changes in non-cash working capital.

•
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction-related expenses

Cash flow used in operating activities, excluding changes in non-cash working capital and transaction-related expenses is determined by excluding the impact of changes in non-cash working capital items to or from cash used in operating activities and transaction-related expenses. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to cash flow used in operating activities, excluding changes in non-cash working capital and transaction-related expenses.

	Year ended	Three months ended
	September 30, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Net loss	(17,346)	(4,677)	(3,438)	(2,388)	(6,843)
Items not involving cash:
Depreciation	72	27	21	15	9
Depletion	1,756	(56)	1,037	488	287
Interest expense	633	259	269	105	—
Other income	(37)	(31)	(3)	(1)	(2)
Share-based compensation	3,146	394	705	1,146	901
Change in fair value of short-term investments	569	1,359	3,627	(3,875)	(542)
Change in fair value of derivative liabilities	(4,588)	136	(2,836)	(1,798)	(90)
Impairment of royalty	3,821	—	—	3,821	—
Share of loss in associate	296	(2)	47	108	143
Dilution gain in associate	(100)	—	(20)	(80)	—
Deferred tax expense (tax recovery)	(129)	371	(15)	(652)	167
Gain on loan modification	(316)	(316)	—	—	—
Foreign exchange (gain)/loss	54	43	3	(66)	74
Cash flow used in operating activities, excluding changes in non-cash working capital	(12,169)	(2,493)	(603)	(3,177)	(5,896)
Transaction related expenses	5,593	—	575	960	4,058
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses	(6,576)	(2,493)	(28)	(2,217)	(1,838)

	Year ended	Three months ended
	September 30, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Net loss	(15,006)	(9,215)	(3,035)	(2,256)	(500)
Items not involving cash:
Depreciation	5	5	—	—	—
Depletion	164	164	—	—	—
Other income	(67)	(15)	(44)	(8)	—
Share-based compensation	3,324	1,397	830	1,018	79
Change in fair value of short-term investments	168	168	—	—	—
Change in fair value of derivative liabilities	1,511	1,511	—	—	—
Foreign exchange (gain)/loss	813	706	9	29	69
Cash flow used in operating activities, excluding changes in non-cash working capital	(9,088)	(5,279)	(2,240)	(1,217)	(352)
Transaction related expenses	3,235	2,425	810	—	—
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses	(5,853)	(2,854)	(1,430)	(1,217)	(352)

•
Total Revenue and Option Proceeds reconciliation

Below is a reconciliation of our Total Revenue and Option Proceeds to total revenue for the years ended September 30, 2022, and 2021:

	For the year ended September 30
	2022	2021
(in thousands of dollars)	($)	($)
Royalty	3,108	102
Advance minimum royalty	386	90
Option proceeds	2,230	—
Total Revenue and Option Proceeds	5,724	192
Option proceeds credited against mineral properties	(1,780)	—
Total revenue	3,944	192

Liquidity and Capital Resources

	As at September 30, 2022 ($)	As at September 30, 2021 ($)
Cash and cash equivalents	7,048	9,905
Working capital	9,746	6,380
Total assets	688,614	279,499
Total current liabilities	7,211	6,921
Total non-current liabilities	145,184	47,260
Shareholders’ equity (deficit)	536,219	225,318

As at September 30, 2022, we had cash and cash equivalents of $7.0 million compared to $9.9 million at September 30, 2021, royalty and other mineral interests with a carrying value of $668.3 million compared to $264.5 million at September 30, 2021, which were acquired through issuances of our common shares and cash, and accounts payable and accrued liabilities of $6.7 million compared to $6.9 million at September 30, 2021. As at September 30, 2022, we had working capital (current assets less current liabilities) of $9.7 million as compared to $6.4 million as at September 30, 2021. The increase in short term investments during the year ended September 30, 2022 is primarily attributable to marketable securities acquired in the acquisition of Golden Valley and Abitibi. The increase in accounts receivable is consistent with the increase in revenue during the year ended September 30, 2022. Prepaids and other receivables consist of prepaid insurance expense and tax receivable as at September 30, 2022.

As at September 30, 2022, we had cash, cash equivalents and marketable securities of approximately $14.2 million, compared to $11.0 million as at September 30, 2021.

On August 15, 2022, we announced the commencement of our ATM Program, which allows us to issue up to $50.0 million in common shares from treasury to the public from time to time. See “ – Selected 2022 Developments” for more information regarding our ATM Program.

On September 14, 2022, we announced an extension of the maturity date of the Facility to March 31, 2025. The Facility constitutes a $10 million revolving credit facility with an accordion feature allowing for an additional $15 million. The Facility is available for general corporate purposes, acquisitions and investments.

Our principal sources of financing to date have been the prior issuance of common shares, by way of private placement, and our initial public offering, the Facility and revenue generated by our royalty and other mineral interests. We also acquired cash and marketable securities of approximately $35.6 million in connection with the acquisition of Golden Valley and Abitibi in the year ended September 30, 2022. We believe that we have sufficient cash and cash equivalents to meet our obligations and to finance our planned activities over the next 12 months. Over the long term, we expect to meet our obligations and finance our growth plan through revenue generating from our royalty interests, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. Our growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “ – Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows and Capital Resources

Operating Activities

Net cash used in operating activities during the year ended September 30, 2022 was $19.3 million as compared to $12.0 million in the previous fiscal year. Net cash used in operating activities during the year ended September 30, 2022 reflected a net loss of $17.3 million offset by non-cash items including share-based compensation of $3.1 million, change in fair value of derivative liability of $4.6 million, change in fair value of short-term investments of $0.6 million, depletion charge of $1.8 million, impairment charge of $3.8 million and deferred tax recovery of $0.1 million. Non-cash working capital changes includes an increase in accounts receivable of $0.7 million, a decrease in prepaids and other receivables of $2.9 million and a decrease in accounts payable and accrued liabilities of $8.4 million. Significant operating expenditures during the period included consulting fees, management salaries and directors’ fees, general and administrative costs and professional fees of approximately $16.2 million.

Investing Activities

During the year ended September 30, 2022, we made investments in and acquisition of the Côté Gold royalty and additional royalty financing to Monarch for an aggregate payment of $19.7 million, acquired cash and restricted cash for a total amount of $12.2 million from the business combination with Golden Valley and Abitibi, acquired marketable securities of 0.8 million and received cash proceeds from disposal of marketable securities of $17.7 million. The Company received option payments of approximately $1.6 million.

Financing Activities

During the year ended September 30, 2022, net cash provided by financing activities was $5.8 million, which primarily represents net proceeds from drawing down the Facility of $9.4 million and proceeds received from the exercise of Ely Warrants of $0.9 million.

On January 18, 2022, the Company announced the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. The Company paid dividends of $4.0 million during the year ended September 30, 2022.

Contractual Obligations

As at September 30, 2022, we have the following contractual obligations, including payments due for each of the next five years thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lease obligation	$318	$62	$201	$55	—
Revolving credit facility	$9,362	—	$9,362	—	—
Government loan	$43	—	$43	—	—
Total	$9,723	$62	$9,606	$55	—

Off-Balance Sheet Arrangements

At September 30, 2022, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

During the year ended September 30, 2022, the Company incurred $0.1 million in technology expenses for website design, hosting and maintenance service provided by Blender. Nominal technology expense was paid to Blender in the previous fiscal year. Blender is controlled by a family member of Amir Adnani, a director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. During the year ended September 30, 2022, the Company recognized share-based compensation expense of $0.6 million in respect of this contract.

Related party transactions are based on the amounts agreed to by the parties. During the year ended September 30, 2022, we did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by our key management personnel for the year ended September 30, 2022 and September 30, 2021 are as follows:

	For the year ended September 30
	2022	2021
	$	$
Management salaries	1,453	939
Directors’ fees	442	233
Share-based compensation	1,628	2,154
	3,523	3,326

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

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

●

Our business is the acquisition of royalties through direct royalty asset acquisition or business combinations. Each royalty has its own unique terms and judgment is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgment. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

●

The functional currency for each of our subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and we reconsider the functional currency of our entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

●

We are required to make a number of estimates in the application of business combination accounting. The determination of acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty interests generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates, price to net asset value, in-situ value and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●

We estimate the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which we have royalty interests, adjusted where applicable to reflect our percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.

●

The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, we may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis..

Financial Instruments and Risk Management

Our financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, government and bank loan, and derivative liabilities. Our short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of our other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Government and bank loan, and lease obligation are measured at amortized cost. The fair value of the government and bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from our operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support our ability to continue as a going concern. The risks associated with financial instruments and the policies on how we mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances and accounts receivable. We mitigate credit risk associated with our bank balances by holding cash with large, reputable financial institutions. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents and accounts receivable.

Liquidity risk

Liquidity risk is the risk that we will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at September 30, 2022 was $9.7 million as compared to $6.4 million as at September 30, 2021. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we take into account the amount available under the ATM Program, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have the required liquidity to meet our obligations and to finance our planned activities.

Currency risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at September 30, 2022, a 10% change in the market price of these investments would have an impact of approximately $0.5 million on net loss.

Interest rate risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended September 30, 2022. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the year ended September 30, 2022.

Outstanding Share Data

As at the date hereof, we have 143,913,069 common shares, 10,350,000 common share purchase warrants, 765,560 restricted share units and 8,236,668 share options outstanding. In addition, there are 13,518,252 Ely Warrants outstanding as at the date hereof, representing the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a common share plus C$0.0001. Accordingly, the Ely Warrants are exercisable into 3,311,971 common shares.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting. The Company’s management, including the Company’s principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2022. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at September 30, 2022.

Attestation report of the registered public accounting firm. This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm. In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC. We are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act, and therefore are also exempted from the requirement to include an attestation report of our independent registered public accounting firm.

Changes in internal control over financial reporting. During the period covered by this annual report on Form 20-F, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and our future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
our plans and objectives, including our acquisition and growth strategy;
•
our future financial and operational performance, including expectations regarding projected future revenues;
•
royalty and other payments to be made to the Company by the owners and operators of the projects underlying our royalties and other interests;
•
expectations regarding our royalty and other interests;
•
the plans of the operators of properties where we own or may acquire royalty interests;
•
estimates of mineral reserves and mineral resources on the projects in which we hold royalty interests;
•
estimates regarding future revenue, expenses and needs for additional financing;
•
adequacy of capital and financing needs; and
•
expectations regarding the impacts of COVID-19 on the operators of the properties underlying our interests.

These forward-looking statements are based on opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying our interests are accurate, including that such operators will meet their disclosed production targets and expectations;
•
current gold, base metal and other commodity prices will be sustained, or will improve;
•
the proposed development of our royalty projects will be viable operationally and economically and will proceed as expected;
•
any additional financing we require will be available on reasonable terms; and
•
operators of the properties where we hold royalty interests will not experience any material accident, labour dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

•
dependence on third party operators;
•
a substantial majority of our royalty and other interests are on exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;

-61

•
volatility in gold and other commodity prices;
•
we have limited or no access to data or the operations underlying our existing interests;
•
a significant portion of our revenues is derived from a small number of operating properties;
•
the value and potential revenue from our royalty interests are subject to many of the risks faced by owners and operators of the properties underlying our interests;
•
we may enter into acquisitions or other material transactions at any time;
•
our business, financial condition and results of operations could be adversely affected by market and economic conditions;
•
the availability of any necessary financing in the future on acceptable terms or at all;
•
our future growth is, to an extent, dependent on our acquisition strategy;
•
our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interests, and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
•
if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third-parties, our existing royalty interests could be found to be invalid;
•
operators may interpret our existing or future royalty or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights;
•
certain of our royalty interests are subject to buy-back or other rights of third-parties;
•
our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
•
mine development and operation is capital intensive and any inability of the operators of the properties underlying our existing or future interests to meet their liquidity needs may adversely affect the value of, and revenue from, such interests;
•
estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalty and other interests may be subject to significant revision;
•
depleted mineral reserves may not be replenished by the operators of the properties underlying our interests;
•
risks related to interests located in foreign jurisdictions;
•
environmental risks in the jurisdictions where projects underlying our interests are located;
•
potential conflicts of interests;
•
opposition from Indigenous peoples may aversely impact the projects underlying our interests;
•
our dependence on key management personnel;
•
we hold investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value;
•
litigation risks; and
•
the other factors discussed under “Item 3. Key Information – D. Risk Factors” in our Annual Report and other disclosure documents, which are available under our profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and do not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in the Annual Report for further information regarding key risks faced by Gold Royalty.

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying our royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, we have limited, if any, access to properties included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties and their Qualified Persons to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The scientific and technical information contained in this document relating to our royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services, a Qualified Person as such term is defined under National Instrument 43-101 and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia and holder of a Special Authorization from the Ordre des Géologues du Québec.

Please see “Cautionary Note Regarding Mineral Reserve and Resource Estimates" in the Annual Report for further information regarding our technical information disclosure.

Additional Information

Additional information concerning our business is available under our profile at www.sedar.com.

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

Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed
David Garofalo Chairman, Chief Executive Officer and President, and Director Vancouver, British Columbia, Canada	57	Chairman, Chief Executive Officer, President and a Director of Gold Royalty Corp. since 2020. President and Chief Executive Officer of Goldcorp Inc., a gold mining company, from 2016 to 2019.	August 2020
Josephine Man(1) Chief Financial Officer Vancouver, British Columbia, Canada	48

Chief Financial Officer of Gold Royalty Corp. since July 2020. Chief Financial Officer of Uranium Royalty Corp. since August 2018. Chief Financial Officer of Jien International Investment Limited from 2014 to 2018, VP Finance & Control of SAIS Limited (formerly Sarment Holding Limited) from June to November of 2018.

			July 2020
John W. Griffith Chief Development Officer Toronto, Ontario, Canada	55	Chief Development Officer of Gold Royalty Corp. since September 2020. Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America from 2006 to May 2020.	September 2020
Samuel Mah Vice President, Evaluations Vancouver, British Columbia, Canada	52

Vice President, Evaluations of Gold Royalty Corp. since July 2021. Director, Mining Planning of SSR Mining Inc. from 2019 to July 2021. Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019.

			July 2021
Amir Adnani(5) Director Vancouver, British Columbia, Canada	44	President, Chief Executive Officer and a director of Uranium Energy Corp. since January 2005. Chairman of GoldMining since 2010. Chairman and a director of Uranium Royalty Corp. since August 2019.	November 2020
Warren Gilman(2)(3)(4)(6) Director Hong Kong, China	62

Chairman and Chief Executive Officer of Queen’s Road Capital Investment Ltd., a resource-focused investment company, since January 2020. Chairman and Chief Executive Officer of CEF Holdings Ltd., an investment holding company, from 2011 to 2019.

			August 2020
Ken Robertson(2)(3)(4)(6) Director Vancouver, British Columbia, Canada	68

Consultant for financial reporting and litigation support services since 2015. Director of Avcorp Industries Inc. ("Avcorp"), a supplier of airframe structures, from 2017 to November 2022. Director of SAIS Limited (formerly Sarment Holding Limited), a technology services company, from March 2019 to July 2020. Director of Mountain Province Diamonds Inc. ("Mountain Province Diamonds"), a diamond exploration and mining company, since June 2020. Director of Silvercorp Metals Inc. ("Silvercorp"), a silver mining company, since September 2022.

			November 2020
Alan Hair(2)(3)(5)(6) Director Toronto, Ontario, Canada	61

President and Chief Executive Officer of Hudbay Minerals Inc. from 2016 to 2019. Director of Bear Creek Mining Corporation since September 2019. Director of Great Panther since April 2020, Chairman of Great Panther since December 2021 and interim CEO of Great Panther from February 2022 to October 2022.

			November 2020

Glenn Mullan(5) Director Val’-d’Or, Québec, Canada	63

Previously the President, CEO, and Chairman of Golden Valley Mines and Royalties from August 2000 to November 2021 and Past President of the Prospectors and Developers Association of Canada (PDAC). Mr. Mullan is a prolific prospector in the Abitibi region with over 40 years of mining and mineral exploration experience.

			November 2021
Karri Howlett(3)(4)(5)(6) Director Saskatoon, Saskatchewan, Canada	46	Principal of Karri Howlett Consulting since 2006. Director of SaskPower from February 2013 to May 2021. President and a director of RESPEC Consulting Inc., a geoscience and	February 2022

engineering consulting company, from November 2009 to March 2019.

Notes:

(1)

In November 2022, we announced that Andrew Gubbels has been appointed as our new Chief Financial Officer effective January 1, 2023. Upon such appointment taking effect, he will be replacing Josephine Man as Chief Financial Officer.

(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the compensation committee.
(5)	Member of the ESG committee.
(6)	Independent director under the rules of the NYSE American Company Guide and NI 58-101.

Biographies

Executive Officers

David Garofalo, Chairman, Chief Executive Officer and President, and Director.

Mr. Garofalo has served as our Chairman, Chief Executive Officer and President since August 1, 2020. Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 30 years. Prior to joining us, he served as President, Chief Executive Officer and a director of Goldcorp Inc., a gold production company headquartered in Vancouver, from 2016 until its sale to Newmont Corporation in April 2019. Prior to that, Mr. Garofalo served as President, Chief Executive Officer and a director of Hudbay Minerals Inc. from 2010 to 2015, where he presided over that company’s emergence as a leading metals producer. Previously, Mr. Garofalo held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer and a director of Agnico-Eagle Limited from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998. Mr. Garofalo was named “Mining Person of the Year” by The Northern Miner in 2012 and Canada’s “Chief Financial Officer of the Year” by Financial Executives International Canada in 2009. Mr. Garofalo holds a Bachelor of Commerce from the University of Toronto and is a Fellow of the Chartered Professional Accountants in British Columbia, Canada and a Certified Director of the Institute of Corporate Directors. He also serves on the boards of directors of the Vancouver Board of Trade and the Vancouver Symphony Orchestra.

Josephine Man, Chief Financial Officer

Ms. Man has been our Chief Financial Officer since July 2020. Ms. Man currently serves as Chief Financial Officer of Uranium Royalty Corp., a uranium royalty company listed on the TSX Venture Exchange, a position she has held since 2018, and also served as the Vice President, Finance and Control of SAIS Limited (formerly Sarment Holding Limited) from June to November of 2018. Recent prior roles include Chief Financial Officer of Jien International Investment Limited, a private nickel and copper producer, from May 2014 until August 2018. From 2010 to 2013, Ms. Man was an audit partner with Ernst & Young LLP in Vancouver. She is also a Chartered Professional Accountant in Canada, and a Certified Public Accountant in both Washington State and Hong Kong. Ms. Man holds a Bachelor of Business Administration from Simon Fraser University and a Master of Business Administration from the University of British Columbia.

John W. Griffith, Chief Development Officer

Mr. Griffith has been our Chief Development Officer since September 2020. Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America, where he worked from 2006 to May 2020. He brings nearly 30 years of financial services sector experience spanning three continents, including 26 years of global investment banking expertise. He has advised senior management and executive board members in M&A, capital markets, investor relations, risk management and general advisory in the global mining industry. Mr. Griffith’s global landmark transaction was representing Goldcorp Inc. in its merger with Newmont Mining in 2019. Mr. Griffith holds a Bachelor of Commerce from the University of Cape Town.

Samuel Mah, Vice President, Evaluations

Mr. Mah has over 24 years of experience in the mining industry comprised of a unique blend of senior and junior producers including working for SSR Mining, Great Panther Mining, Goldcorp and Placer Dome (now Barrick Gold) and mine consulting firms: AMEC Americas and SRK Consulting, and the first metal streaming company, Silver Wheaton (now Wheaton Precious Metals). He has been our Vice-President, Evaluations since July 2021. He also serves as Director, Engineering Studies for GoldMining since July 2021. Prior thereto, he served as Director, Mining Planning of SSR Mining Inc. from 2019 to July 2021, Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019, Senior Director, Project Evaluations of Silver Wheaton from 2012 to 2016 and Director, Engineering of Silver Wheaton from 2008 to 2012. Over the past decade, Mr. Mah has leveraged his experience gained from conducting the technical appraisal and due diligence reviews for over 350 projects and mines across 43 countries to improve his track record of M&A success. Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

Directors

Warren Gilman

Mr. Gilman has served as our director since August 12, 2020 and serves as our independent lead director. Mr. Gilman is the Founder, Chairman and Chief Executive Officer of TSX Venture Exchange listed Queen’s Road Capital Investment Ltd., a leading financier to the global resource sector. From 2011 to 2019, Mr. Gilman was the Chairman and Chief Executive Officer of CEF Holdings Ltd. (“CEF”), a global mining investment company owned 50% by the Canadian Imperial Bank of Commerce (“CIBC”) and 50% by CK Hutchison Holdings Ltd., the Hong Kong listed flagship company of Mr. Li Ka-shing. Prior to joining CEF, Mr. Gilman was the Vice Chairman of CIBC World Markets Inc., the investment banking subsidiary of CIBC. He was previously the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC’s activities across Asia. Mr. Gilman, a mining engineer, also co-founded CIBC’s Global Mining Group. During his 26 years with CIBC, he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. Mr. Gilman has also acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corporation, China Minmetals, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history. He obtained a Bachelor of Science in mining engineering from Queen’s University and an MBA from the Ivey Business School at Western University. Mr. Gilman is Chairman of the International Advisory Board of Western University and a member of the Dean’s Advisory board of Laurentian University.

Amir Adnani

Mr. Adnani has served as our director since November 20, 2020. Mr. Adnani is a founder and serves as the President and Chief Executive Officer of Uranium Energy Corp., positions he has held since 2005. At Uranium Energy Corp., he advanced the company from concept to U.S. production in its first five years. Mr. Adnani is the founder and since 2010 has served as the Chairman of GoldMining, a publicly-listed gold resources acquisition and development company with a sizeable portfolio of gold projects across the Americas. Mr. Adnani is also the Chairman of Uranium Royalty Corp., a publicly-listed uranium royalty and streaming company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia and was a director of the university’s Alumni Association from 2015 to 2021.

Ken Robertson

Mr. Robertson has served as our director since November 20, 2020. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY”) from 1979 to 2015. During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant. Mr. Robertson serves as a director of Mountain Province Diamonds, a public company listed on the Toronto Stock Exchange since June 2020 and as a director of Silvercorp, a public company listed on the Toronto Stock Exchange and NYSE American since September 2022. Mr. Robertson served as a director of Avcorp from June 2017 to November 2022. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Alan Hair

Mr. Hair has served as our director since November 20, 2020. Mr. Hair is a mineral engineer and senior executive with nearly forty years of international experience in the mining and metals industry. Mr. Hair is the former President and Chief Executive Officer of Hudbay Minerals Inc., a public company he joined in 1996 as a Senior Operations Manager and at which he served in a series of progressively senior roles culminating in the position of President and Chief Executive Officer from 2016 to July 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair serves as a director of Great Panther since April 2020, its Chairman since December 2021 and as its interim Chief Executive Officer from February 2022 to October 2022, and as a director of Bear Creek Mining Corporation, a public company listed on the TSX Venture Exchange since September 2019. Mr. Hair holds a Bachelor of Science degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

Glenn Mullan

Mr. Mullan has served as our director since November 5, 2021. Mr. Mullan is a geologist with over 40 years of mining and mineral exploration experience. Mr. Mullan serves as the President, Chief Executive Officer, Chairman and a director of Val-d’Or Mining Corporation, as the President, Chief Executive Officer and a director of Cleghorn Minerals Ltd., as Executive Chairman and a director of International Prospect Ventures Ltd., and as a director of Azimut Exploration Inc., all junior natural resource issuers listed on the TSX Venture Exchange. Mr. Mullan previously served as the President, Chief Executive Officer and Chairman of Golden Valley Mines and Royalties Ltd. from August 2000 to November 2021, when it was acquired by Gold Royalty. Mr. Mullan is also a past President of the Prospectors and Developers Association of Canada (PDAC). Mr. Mullan received a Bachelor of Science in Geology from Concordia University in Montréal, Québec, in May 1992 and a P.Geol. designation from the Order des géologues du Québec in September 2002. Mr. Mullan holds the ICD.D designation from the Institute of Corporate Directors.

Karri Howlett

Ms. Howlett has served as our director since February 15, 2022. Ms. Howlett has been the principal of Karri Howlett Consulting, which provides environmental, social and governance and business consulting services to businesses, since 2006. She is also a director of the Saskatchewan Trade and Export Partnership, Nexgen Energy Ltd. and March Consulting Associates Inc. From 2013 to 2021 she served as a director of SaskPower, where she chaired its Safety, Environment and Corporate Responsibility Committee and led the development and implementation of net zero carbon emissions strategies. She was also previously the President and a director of RESPEC Consulting Inc., a geoscience and engineering consulting company based in Saskatoon, Saskatchewan. Ms. Howlett holds a B. Comm. (Hon.) in finance from the university of Saskatchewan, is a Chartered Financial Analyst and holds the Chartered Director designation.

B. Compensation

For the year ended September 30, 2022, the aggregate compensation to all individuals who were our directors and management in all capacities as a group was $2,738,894, which includes salaries, directors' fees, equity awards and other compensation.

Management Compensation

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to each NEO, in any capacity, for the financial years ended September 30, 2022 and 2021.

An “Named Executive Officer” or “NEO” includes the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and our other executive officers, including our subsidiaries, whose individual total compensation for the most recently completed financial year exceeded C$150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our executive officer or as an executive officer to any of our subsidiaries at the end of the most recently completed financial year.

					Non-equity Incentive Plan Compensation
Named Executive Officer	Year	Salary(1)	Share-based Awards(2)	Option-based Awards(3)	Annual Incentive Plans(4)	Long-term Incentive Plans	All Other Compensation	Total Compensation
		($)	($)	($)	($)	($)	($)	($)
David Garofalo(5) Chairman, Chief Executive Officer and President	2022	331,929	124,690	123,740	170,832	—	—	751,191
	2021	179,555	182,541	617,520	212,895	—	—	1,192,511
Josephine Man(7) Chief Financial Officer	2022	187,398	68,871	68,352	73,395	—	—	398,016
	2021	65,825	—	185,256	74,513	—	—	325,594
John Griffith(8) Chief Development Officer	2022	209,397	68,871	68,352	110,092	—	—	456,712
	2021	143,685	—	283,030	141,930	—	—	568,645
Samuel Mah(9) Vice President, Evaluations	2022	203,555	66,496	65,995	70,864	—	—	406,910
	2021	39,711	—	126,917	47,310	—	—	213,938

Notes:

(1)

Pursuant to their respective employment agreements, salary paid to Mr. Garofalo, Ms. Man, Mr. Griffith and Mr. Mah are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7824 per Canadian dollar, being the weighted average exchange rate for the applicable period. Effective January 1, 2022, Mr. Garofalo’s salary was set at C$450,000 per year, Ms. Man’s salary was set at C$290,000 per year, Mr. Griffith’s salary was set at C$290,000 per year and Mr. Mah’s salary was set at C$280,000 per year.

(2)

For fiscal 2022, these amounts represent the aggregate grant date fair value of RSUs, which was calculated using calculated using the closing price of $4.93, $4.12, $2.25 and $2.54 of shares on the NYSE American on the date of grant on January 4, 2022, March 31, 2022, June 30, 2022 and September 30, 2022, respectively. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.

(3)

These amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on March 7, 2021: exercise price: $5.00; expected risk free interest rate: 0.32%; expected annual volatility: 37%; expected life in years: 3.0; expected annual dividend yield: 0%; and Black-Scholes value: $1.0292. The following assumptions were used to value the Options granted on August 25, 2021: exercise price: $4.85; expected risk free interest rate: 0.56%; expected annual volatility: 39%; expected life in years: 2.9; expected annual dividend yield: 0%; and Black-Scholes value: $1.2692. The following assumptions were used to value the Options granted on January 4, 2022: exercise price: $4.93; expected risk free interest rate: 1.00%; expected annual volatility: 47%; expected life in years: 2.88; expected annual dividend yield: 0%; and Black-Scholes value: $1.57. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

(4)

Amounts in this column are paid as annual cash bonuses in respect of the financial year noted and were paid pursuant to our STIP. See " – Short-Term Incentive Program" below for further information. The payments for the financial year ended September 30, 2021 and 2022 were made on November 25, 2021 and November 28, 2022 of the following financial year, respectively. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7885 for the financial year ended September 30, 2021, being the exchange rate as of September 30, 2021; and $0.7231 for the financial year ended September 30, 2022, being the exchange rate as of September 30, 2022.

(5)	Mr. Garofalo was appointed as Chairman, Chief Executive Officer and President effective August 1, 2020.
(6)

In October 2020, Gold Royalty issued 400,000 performance-based Restricted Shares to Mr. Garofalo of which 133,333 vested in the financial year ended September 30, 2021, as a result of the satisfaction of a condition resulting from completion of the IPO. The remaining 266,667 Restricted Shares vested in the financial year ended September 30, 2022. See " – Legacy Incentive Plan" below for further information.

(7)	Ms. Man was appointed as Chief Financial Officer effective July 31, 2020.
(8)	Mr. Griffith was appointed as Chief Development Officer effective September 8, 2020.
(9)	Mr. Mah was appointed as Vice President, Evaluations effective July 1, 2021.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and Share-based awards outstanding as of the financial year ended September 30, 2022.

	Option-based Awards(1)					Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
David Garofalo Chairman, Chief Executive Officer and President	600,000	5.00		March 7, 2026	-	-	-	-
	78,815	4.93		January 4, 2027	-	-	-	-
	-		-	-	-	25,411	64,544	-
Josephine Man Chief Financial Officer	180,000	5.00		March 7, 2026	-	-	-	-
	43,536	4.93		January 4, 2027	-	-	-	-
	-	-		-	-	14,035	35,649	-
John Griffith Chief Development Officer	275,000	5.00		March 7, 2026	-	-	-	-
	43,536	4.93		January 4, 2027	-	-	-	-
	-	-		-	-	14,035	35,649	-
Samuel Mah Vice President, Evaluations	100,000	4.85		August 25, 2026	-	-	-	-
	42,035	4.93		January 4, 2027	-	-	-	-
	-	-		-	-	13,551	34,420	-

Notes:

(1)

Options expiring on March 7, 2026 were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on August 25, 2026 were granted on August 25, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on January 4, 2027 were granted on January 4, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at September 30, 2022, 639,408 Options held by Mr. Garofalo have vested, 201,768 Options held by Ms. Man have vested, 296,768 Options held by Mr. Griffith have vested, and 96,018 Options held by Mr. Mah have vested.

(2)	The Share-based Awards consist of RSUs. One-third of RSUs granted on January 4, 2022 will vest on each of the first, second and third anniversaries of the date of grant.
(3)	Each Option entitles the holder to one common share upon exercise.
(4)	The value shown is based on the closing price of our common shares on September 30, 2022, being $2.54 per share.
(5)	Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.

Incentive Plan Awards - Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a NEO.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)		Non-equity Incentive Plan Compensation - Value Earned During the Year(3) ($)
David Garofalo Chairman, Chief Executive Officer and President	-	932,001	(4)	170,832
Josephine Man Chief Financial Officer	-	-		73,395
John Griffith Chief Development Officer	-	-		110,092
Samuel Mah Vice President, Evaluations	-	-		70,864

Notes:

(1)

As of September 30, 2022, 600,000, 180,000 and 275,000 Options at an exercise of $5.00 per share held by Mr. Garofalo, Ms. Man, Mr. Griffith have vested, respectively; 39,408, 21,768 and 21,768 Options at an exercise of $4.93 per share held by Mr. Garofalo, Ms. Man, Mr. Griffith have vested, respectively; and 75,000 and 21,018 Options at an exercise price of $4.85 and $4.93 per share held by Mr. Mah have vested, respectively. All such vested Options were out-of-the-money.

(2)	Consists of performance-based Restricted Shares, where the underlying conditions were satisfied in the year ended September 30, 2022. See “- Legacy Incentive Plan” for more information.
(3)

Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments were made on November 28, 2022. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7231, being the exchange rate as of September 30, 2022.

(4)	Consists of 133,333 and 133,334 Restricted Shares which vested on March 11, 2022 and May 19, 2022 at a market price of $3.75 and $3.24, respectively.

Director Compensation

The following table sets forth information relating to compensation paid to the directors during the financial year ended September 30, 2022.

Name(1)	Fees Earned ($)(2)	Share-based Awards ($)(3)	Option-based Awards ($)(4)	Non-equity Incentive Plan Compensation ($)(7)	All Other Compensation ($)		Total ($)
Warren Gilman(5)	42,999	39,577	39,281	-	-		121,857
Amir Adnani(6)	-	27,702	27,497	36,155	94,078	(8)	185,432
Ken Robertson(9)	28,675	27,702	27,497	-	-		83,874
Alan Hair(10)	25,808	27,702	27,497	-	-		81,007
Glenn Mullan(11)	-	27,702	27,497	-	148,008	(12)	203,207
Karri Howlett(13)	16,672	17,203	16,813	-	-		50,688

Notes:

(1)	Compensation paid to Mr. Garofalo is disclosed above in the “Summary Compensation Table” and is not reported in this “Director Compensation” table.

-70

(2)

Directors’ fees are paid in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7642 per Canadian dollar, being the weighted average exchange rate for the applicable period.

(3)

For fiscal 2022, these amounts represent the aggregate grant date fair value of RSUs, which was calculated using calculated using the closing price of $4.93, $4.12, $3.06, $2.25 and $2.54 of shares on the NYSE American on the date of grant on January 4, 2022, March 31, 2022, May 19, 2022, June 30, 2022 and September 30, 2022, respectively. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.

(4)

For fiscal 2022, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on January 4, 2022: exercise price: $4.93; expected risk free interest rate: 1.00%; expected annual volatility: 47%; expected life in years: 2.88; expected annual dividend yield: 0%; and Black-Scholes value: $1.57. The following assumptions were used to value the Options granted on May 19, 2022: exercise price: $3.06; expected risk free interest rate: 2.73%; expected annual volatility: 47%; expected life in years: 2.88; expected annual dividend yield: 1.24%; and Black-Scholes value: $0.96. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

(5)	Mr. Gilman was appointed as a director of the Company on August 12, 2020.
(6)	Mr. Adnani was appointed as a director of the Company on November 20, 2020.
(7)

Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments were made on November 28, 2022. Amounts paid to each of the directors are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7231, being the exchange rate as of September 30, 2022.

(8)

Mr. Adnani does not receive director fees from the Company. Mr. Adnani, through his company, receives C$10,000 per month plus applicable taxes for his services. Amounts paid to Mr. Adnani are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7840 per Canadian dollar, being the weighted average exchange rate for the year ended September 30, 2022.

(9)	Mr. Robertson was appointed as a director of the Company on November 20, 2020.
(10)	Mr. Hair was appointed as a director of the Company on November 20, 2020.
(11)	Mr. Mullan was appointed as a director of the Company on November 5, 2021.
(12)	Mr. Mullan does not receive a director fee from the Company. In lieu thereof, Mr. Mullan receives $12,500 per month.

(13)	Ms. Howlett was appointed as a director of the Company on February 14, 2022.

Messrs. Gilman, Robertson, Hair and Mullan and Ms. Howlett served as our independent directors in the financial year ended September 30, 2022.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based and Share-based awards outstanding as of the financial year ended September 30, 2022.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Warren Gilman Lead Director	250,000	5.00	March 7, 2026	-	-	-	-
	25,020	4.93	January 4, 2027	-	-	-	-
	-	-	-	-	8,065	20,485	-
Amir Adnani Director	500,000	5.00	March 7, 2026	-	-	-	-
	17,514	4.93	January 4, 2027	-	-	-	-

-71

	-	-	-	-	5,645	14,338	-
Ken Robertson Director	100,000	5.00	March 7, 2026	-	-	-	-
	17,514	4.93	January 4, 2027	-	-	-	-
	-	-	-	-	5,645	14,338	-
Alan Hair Director	100,000	5.00	March 7, 2026	-	-	-	-
	17,514	4.93	January 4, 2027	-	-	-	-
	-	-	-	-	5,645	14,338	-
Glenn Mullan Director	17,514	4.93	January 4, 2027	-	-	-	-
	-	-	-	-	5,645	14,338	-
Karri Howlett Director	17,514	3.06	May 19, 2027	-	-	-	-
	-	-	-	-	5,632	14,305	-

Notes:

(1)

Options expiring on March 7, 2026, January 4, 2027 and May 19, 2027 were granted on March 7, 2021, January 4, 2022 and May 19, 2022, respectively. These Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at September 30, 2022, 262,510 Options held by Mr. Gilman have vested, 508,757 Options held by Mr. Adnani have vested, 108,757 Options held by Mr. Robertson have vested, 108,757 Options held by Mr. Hair have vested, 8,757 Options held by Mr. Mullan have vested and 4,379 Options held by Ms. Howlett have vested.

(2)	The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(3)	Each Option entitles the holder to one common share upon exercise.
(4)	The value shown is based on the closing price of our common shares on September 30, 2022, being $2.54 per share.

Incentive Plan Awards - Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a director.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)(2)		Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Warren Gilman Lead Director	-	-		-
Amir Adnani Director	-	2,330,001	(3)	-
Ken Robertson Director	-	-		-
Alan Hair Director	-	-		-
Glenn Mullan Director	-	-		-
Karri Howlett Director	-	-		-

Notes:

(1)

As at of September 30, 2022, 250,000, 500,000, 100,000 and 100,000 Options at an exercise of $5.00 per share held by Mr. Gilman, Mr. Adnani, Mr. Robertson and Mr. Hair have vested, respectively; 12,510, 8,757, 8,757, 8,757, 8,757 Options at an exercise price of $4.93 per share held by Mr. Gilman, Mr. Adnani, Mr. Robertson, Mr. Hair and Mr. Mullan have vested; and 4,379 Options at an exercise price of $3.06 per share held by Ms. Howlett have vested. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option from the market price of our common shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of our shares on the NYSE American on the vesting date for Options vesting post-IPO).

(2)	Consists of performance-based Restricted Shares, where the underlying conditions were satisfied in the year ended September 30, 2022. See “- Legacy Incentive Plan” for more information.
(3)	Consists of 333,333 and 333,334 Restricted Shares which vested on March 11, 2022 and May 19, 2022 at a market price of $3.75 and $3.24, respectively.

Summary of Options Granted to Directors and Management

The following table discloses stock options which were granted to directors and officers during the fiscal year ended September 30, 2022:

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share ($)	Expiry Date
David Garofalo
President, Chairman and Chief Executive Officer	January 4, 2022 (1)	common shares	78,515	4.93	January 4, 2027

Josephine Man
Chief Financial Officer	January 4, 2022 (1)	common shares	43,536	4.93	January 4, 2027

John W. Griffith
Chief Development Officer	January 4, 2022 (1)	common shares	43,536	4.93	January 4, 2027

Samuel Mah
Vice President, Evaluations	January 4, 2022 (1)	common shares	42,035	4.93	January 4, 2027

Amir Adnani
Director	January 4, 2022 (1)	common shares	17,514	4.93	January 4, 2027

Warren Gilman
Director	January 4, 2022 (1)	common shares	25,020	4.93	January 4, 2027

Ken Robertson
Director	January 4, 2022 (1)	common shares	17,514	4.93	January 4, 2027

Alan Hair
Director	January 4, 2022 (1)	common shares	17,514	4.93	January 4, 2027

Glenn Mullan
Director	January 4, 2022 (1)	common shares	17,514	4.93	January 4, 2027

Karri Howlett
Director	May 19, 2022 (1)	common shares	17,514	3.06	May 19, 2027

Notes:

(1)	These options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest on each of the dates that are 6, 12 and 18 months thereafter.

Pension Plan Benefits

We presently do not provide any defined benefit or pension plan to our directors, executive officers, employees or consultants.

Legacy Incentive Plan

The Legacy Incentive Plan was approved by our board of directors and ratified on October 19, 2020 by our sole shareholder at that time. The Legacy Incentive Plan was intended to provide a means for us to attract and retain key employees, officers, directors and consultants and to motivate them to exercise their best efforts on our behalf and align their interests with those of our shareholders. The Legacy Incentive Plan provided for the grant of non-qualified stock options, incentive stock options and restricted awards and is administered by our board of directors. The aggregate number of our common shares that could be issued pursuant to grants under the Legacy Incentive Plan was 2,000,000. On October 19, 2020, we issued 1,500,000 restricted common shares, which are subject to cancellation if certain performance conditions are not met ("Restricted Shares"), to certain of our officers and directors and officers and directors of GoldMining under the Legacy Incentive Plan, the terms of which were subsequently amended on January 10, 2021.

The Restricted Shares were subject to restrictions that, among other things, prohibited the transfer thereof until certain performance conditions were met. In addition, if such conditions were not met within applicable periods, the Restricted Shares would be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions were as follows:

(1)
with respect to one-third of the Restricted Shares awarded to the holder, if our initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of our assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);

(2)
with respect to one-third of the Restricted Shares awarded to the holder, if we receive $1,000,000 of royalty payments under any of our royalty interests prior to October 19, 2023 (condition met); and

(3)
with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed (condition met).

All performance conditions have since been met. As of the date hereof, there are no Restricted Shares outstanding. No further grants will be made under the Legacy Incentive Plan.

Short-Term Incentive Program ("STIP")

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

STIP performance measures, weightings and targets are determined on an annual basis based on our business strategy and operating plans. Performance objectives are typically a blend of quantitative and qualitative measures. The STIP focuses on the achievement of corporate performance.

STIP targets are expressed as a percentage of base salary, with actual payouts based on a performance multiplier dependent on corporate performance. The Compensation Committee has established target awards for each of the executive officers based on a percentage of their base salaries (each, a “Target Award”). The performance multiplier achieved can range between 0% and 150% of target. The Compensation Committee considers the breadth, scope and complexity of each executive officer’s role, internal equity and whether the executive officer’s incentive compensation is competitive relative to similarly situated executives in our Peer Group to determine Target Awards.

Our board, upon recommendation from the Compensation Committee, adopts a performance scorecard that sets out key performance criteria to guide and motivate executives to execute on our strategy. At the end of the year, the Compensation Committee assesses actual performance against each criterion, and recommends to our board an aggregate corporate performance score between 0% to 150% of target. Our board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated performance score, as appropriate, to better reflect performance.

The performance criteria are selected to align with our strategic direction, and are based on six key performance categories critical to Gold Royalty’s success in delivering shareholder value, which are assessed against specific and measurable key performance indicators.

The Compensation Committee selected key performance indicators within a balanced scorecard and, subsequent to the financial year ended September 30, 2022, evaluated corporate performance achieved against the scorecard. Upon this review, the Compensation Committee and Board determined to award each of the executive officers a breakthrough payout equivalent to 150% of their Target Award. The payout opportunity for each of the executive officers was capped at 150% of their Target Award.

Long-Term Incentive Plan ("LTIP")

The maximum number of common shares that may be reserved for issuance under the LTIP is 10% of the number of issued and outstanding common shares on a non-diluted basis from time to time. The LTIP is available to our directors, key employees, including officers, and consultants, as determined by our board of directors and the Compensation Committee.

Our board of directors adopted the LTIP on March 7, 2021 (the “Effective Date”), which allows for a variety of equity based awards that provides different types of incentives to be granted to certain of our and our subsidiaries’ officers, directors, employees and consultants (in the case of Options, performance share units (“PSUs”) and RSUs) and to Non-Employee Directors (as defined in the LTIP) (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. The following discussion is qualified in its entirety by the text of the LTIP. The aggregate number of common shares issuable under the LTIP in respect of awards will not exceed 10% of the aggregate number of common shares issued and outstanding from time to time.

The LTIP is intended to provide a means whereby we may attract and retain key employees, officers, directors and consultants and motivate them to exercise their best efforts on behalf of Gold Royalty and align their interests with those of our shareholders. The plan is administered by our board of directors, or if the board by resolution so decides, the Compensation Committee.

Under the terms of the LTIP, our board of directors, or if the board by resolution so decides, the Compensation Committee and/or any member of our board of directors, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than a transfer or assignment to a RRIF, RRSP or TFSA, of which the participant is and remains the annuitant, or to a corporation, of which the participant is and remains the sole shareholder, or a transfer or assignment in the event of the death of a participant.

The LTIP provides that appropriate adjustments, if any, will be made by the board in connection with a reclassification, reorganization or other change of the common shares, share split or consolidation, distribution, merger or amalgamation, in the common shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of common shares reserved for issuance, in the aggregate, under the LTIP or pursuant to awards under any other established share compensation arrangement, shall not exceed 10% of the aggregate number of common shares issued and outstanding from time to time, provided that no more than 2,000,000 common shares may be issued in the aggregate pursuant to the exercise of Incentive Stock Options (as defined in the LTIP) granted under the LTIP.

The maximum number of common shares that may be: (a) issued to insiders of Gold Royalty within any one-year period, and (b) issuable to insiders of Gold Royalty at any time, in each case, under the LTIP alone, or when combined with all of our other security-based compensation arrangements, cannot exceed 10% of the aggregate number of common shares issued and outstanding from time to time determined on a non-diluted basis. The maximum number of common shares issuable to any one individual under the LTIP alone, or when combined with all of our other security-based compensation arrangements, cannot exceed 5% of the aggregate number of common shares issued and outstanding on the applicable grant date.

For the purposes of calculating the maximum number of common shares reserved for issuance under the LTIP, any issuance from treasury that is issued in reliance upon an exemption under applicable stock exchange rules applicable to share compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Gold Royalty shall not be included. All of the common shares covered by the exercised, cancelled or terminated Awards will automatically become available common shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan.

The aggregate equity value of DSUs that are eligible to be settled in common shares granted to a Non-Employee Director, within a one-year period, pursuant to all of our other security-based compensation arrangements shall not exceed $150,000.

An Option entitles the participant to acquire common shares from treasury and shall be exercisable during a period established by our board of directors which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the board may determine. The minimum exercise price of an Option will not be less than the closing price of the common shares on the applicable stock exchange on the last trading day before the date such Option is granted. The LTIP provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of our board of directors, where required. If a participant elects to exercise Options under the “net exercise” procedures, the participant can elect to receive cash or a number of common shares equal to (a) the number of common shares underlying Options multiplied by (b) the market value of the common shares at such date less the exercise price of such Options, (c) divided by the market value of the common shares at such date, subject to acceptance by our board of directors and provided that satisfactory arrangements have been made to pay any applicable withholding taxes.

All Options granted under the LTIP shall be Non-Qualified Stock Options (as defined in the LTIP) unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option (as defined in the LTIP). No Option shall be treated as an Incentive Stock Option unless the LTIP has been approved by our shareholders within 12 months following the Effective Date and in a manner intended to comply with applicable shareholder approval requirements.

RSUs, PSUs and DSUs are substantially like “phantom” shares, the implied value of which will rise and fall in value based on the fair market value of the common shares and are redeemable, at the discretion of Gold Royalty, for cash, common shares from treasury or a combination of common shares from treasury and cash. The fair market value of the common shares, on a particular date, is determined based on the closing price for the common shares on the applicable stock exchange for the trading day on which the common shares traded immediately preceding such date. The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement.

For each PSU awarded under the LTIP, our board of directors will establish (a) the applicable performance criteria and other vesting conditions, and (b) the period of time in which such performance criteria and other vesting conditions must be met, in order for a participant to be entitled to receive common shares in exchange for his or her PSUs. Subject to the provisions of any award agreement and the provisions of the LTIP, all vested RSUs and PSUs will be settled as soon as practicable following the date on which the board determines that the performance criteria and/or other vesting conditions with respect to the RSU and/or PSU have been met, but in all cases RSUs and PSUs will be settled prior to (a) three years following the date of grant of the RSU or PSU, if settled by payment of cash equivalent or through purchases by Gold Royalty on the participant’s behalf on the open market, or (b) ten years following the date of grant of the RSU or PSU, if the RSU or PSU will be settled by the issuance of common shares from treasury.

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

Resignation, retirement and termination other than for cause

Options: Forfeiture and termination of all unvested Options and all vested Options shall expire on the earlier of 90 days after the effective date of such resignation, retirement and termination or the expiry date of such Option or such longer period as our board of directors may determine in its sole discretion.

RSUs, PSUs and DSUs: All vested RSUs, PSUs or DSUs granted shall be paid out in accordance with their terms and all unvested RSUs, PSUs or DSUs will terminate on the effective date of such resignation, retirement or termination or such longer period as our board of directors may determine in its sole discretion.

Death or disability

Options: All unexercised unvested Options will be deemed to have vested immediately on the effective date of such death or disability and all Options shall expire on the earlier of 12 months after the effective date of such death or disability, or the expiry date of such Option or such longer period as our board of directors may determine in its sole discretion.

RSUs, PSUs and DSUs: All unvested RSUs, PSUs or DSUs will be deemed to have vested immediately on the effective date of such death or disability and all RSUs, PSUs or DSUs shall be paid out in accordance with their terms.

Pursuant to the LTIP, when dividends (other than stock dividends) are paid on common shares, participants will receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”), as applicable, as of the dividend payment date. The number of Dividend Share Units to be granted to a participant will be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the participant on the relevant record date by the amount of the dividend paid by Gold Royalty on each common share, and dividing the result by the market value (as defined in the LTIP) on the dividend payment date. Any Dividend Share Units granted to a participant will be subject to the same vesting conditions and settlement terms as applicable to the related DSUs, RSUs and/or PSUs in accordance with the applicable award agreement.

In connection with a change of control of Gold Royalty, our board of directors will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that the board may accelerate the vesting of Awards if: (a) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than Gold Royalty); or (b) we have entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction.

Our board of directors may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and applicable stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

Our board of directors may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (a) not materially adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or upon the consent of the applicable participant(s); and (b) be in compliance with applicable law and with prior approval if required, of our shareholders and of any other stock exchange upon which we have applied to list our shares, provided however that shareholder approval shall not be required for the following amendments and our board of directors may make any changes which may include but are not limited to:

●	any amendment to the vesting provisions of the LTIP and any Award granted under the LTIP;

●	any amendment regarding the provisions governing the effect of termination of a participant’s employment, contract or office;

●	any amendment which accelerates the date on which any Award may be exercised under the LTIP;

●	any amendment necessary to comply with applicable law or the requirements of the applicable stock exchange upon which we have applied to list our shares or any other regulatory body;

●

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP; or

●	any amendment regarding the administration of the LTIP,

provided that the alteration, amendment or variance does not:

●	increase the maximum number of common shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

●	reduce the exercise price of Awards including cancellation and reissuance of an Award, except in the case of an adjustment pursuant to a change in capitalization;

●	extend the expiration date of an Award, except in the case of an extension due to black-out period;

●	remove or exceed the insider participation limits;

●	remove or exceed the Non-Employee Director participation limits;

●	amend the transfer provisions of the Awards; or

●	amend the amendment provisions of the LTIP.

As of the date hereof, the maximum number of common shares available for grant under the LTIP is 14,391,306, of which 9,002,866 are subject to existing Awards.

The above summary is qualified in its entirety by the full text of the LTIP, a copy of which is available on under our profile on SEDAR at www.sedar.com and on our website at www.goldroyalty.com.

C. Board Practices

Board Composition

Our Articles provide that our board of directors shall consist of not less than three and not more than 20 directors. The size of our board of directors is currently fixed at seven directors and may be changed by resolution of our directors.

Our directors are appointed at the annual general meeting of our shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. Our

Articles provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined by the CBCA.

Our board of directors facilitates its exercise of independent supervision over management by ensuring that at least 50% of its members are “impartial”. Directors are considered to be impartial if they have no direct or indirect material relationship with our Company which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Our board of directors is currently comprised of seven directors, of whom four are independent. Each of Warren Gilman, Alan Hair, Ken Robertson and Karri Howlett are considered “independent” as provided by Canadian National Instrument 52-110 – Audit Committees (“National Instrument 52-110”) and the NYSE American corporate governance standards (the “NYSE American Governance Rules”). David Garofalo, Amir Adnani and Glenn Mullan are not considered “independent”.

We have not adopted any retirement or term limits for directors serving on the board. We believe that maintaining an appropriate balance of tenure among our directors is a part of the board’s consideration. Longer serving directors bring valuable experience and knowledge with respect to our business and the royalty and streaming industry. Newer directors bring in fresh perspectives and ideas and additional expertise and experience.

While term and age limits could facilitate new viewpoints and ideas being brought to our board of directors, we believe they are counter-balanced by the disadvantage of losing directors who, over a period of time, have developed unique and specialized insights into our strategic initiatives and business and who provide valuable contributions to board discussions and assessments. Our Nominating and Corporate Governance Committee regularly reviews and assesses our directors, and uses its discretion in our best interests and our shareholders to refresh the board as necessary.

Committees of our Board of Directors

Our board of directors has the following four standing committees, the members of which are set out under “Item 6C. Directors, Senior Management and Employees -Board Practices”:

●	the Audit Committee;

●	the Compensation Committee; and

●	the Nominating and Corporate Governance Committee.

●	the ESG Committee.

Each of the Audit, Compensation and Nominating and Corporate Governance committees are comprised entirely of independent directors and the ESG Committee is comprise of majority independent directors. Each of the committees report directly to our board of directors. From time to time, when appropriate, ad hoc committees of our board of directors may be appointed by our board of directors.

Audit Committee

The purpose of the Audit Committee is to provide independent and objective oversight of our financial management and of the design and implementation of an effective system of internal financial controls. The Audit Committee assists our board of directors with its oversight of, among other things: (i) the integrity of our financial statements and those of our subsidiaries; (ii) communication between our board of directors and the external auditor; and (iii) the qualifications and independence of our auditors. The Audit Committee is comprised of Mr. Gilman, Mr. Robertson and Mr. Hair. Each of Mr. Gilman, Mr. Robertson and Mr. Hair are considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Robertson is the Chair of the Audit Committee.

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

It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, our external auditors and management. The Audit Committee is given full access to our management and records and external auditors as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. We provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing audit reports and to any advisors employed by the Audit Committee.

The Audit Committee Charter is available on our website at www.goldroyalty.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of our board of directors is responsible for making recommendations to our board of directors board in respect of filling of board vacancies and as to director nominees. On an annual basis, our board of directors reviews its strategies to determine the composition of the board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives. The Nominating and Corporate Governance Committee is comprised of Mr. Gilman, Mr. Robertson, Mr. Hair and Ms. Howlett. Each of Mr. Gilman, Mr. Robertson, Mr. Hair and Ms. Howlett are considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Hair is the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for our board of directors and our Company, for assessing the overall effectiveness and composition of our board of directors and its committees and for providing recommendations to the board for suitable nominations of directors at annual general meetings of our shareholders and the filling of vacancies on the board. In fulfilling its mandate, the Nominating and Corporate Governance Committee, among other things:

●	develops and recommends to our board of directors a set of corporate governance policies and practices, and annually assesses such governance policies and practices;

●	oversees the evaluation of our board of directors, its committees, and the contribution of individual directors;

●	reviews and approves of all material corporate governance disclosure;

●	ensures appropriate processes are established by our board of directors to oversee strategic direction and development, and to oversee our investor relations and public relations activities;

●	manages succession planning for management and the board;

●	establishes procedures for board meetings to ensure that the board functions independently and effectively;

●	reviews and resolves reports of violations of our Code of Conduct and Ethics;

●	identifies and recommends individuals to the board for nomination as members of our board of directors and its committees; and

●	reviews and recommends to the board strategic corporate policies.

On an annual basis, our board of directors and the Nominating and Corporate Governance Committee review our strategies to determine the composition of our board of directors and the appropriate candidates to be nominated for election as directors at annual general meetings. This review takes into account the desirability of maintaining a balance of skills, experience and background. In identifying new candidates for the board, the Nominating and Corporate Governance Committee considers what competencies and skills the board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of our board of directors and its Chairman and all board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of the board, each committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the board on a regular basis.

A copy of the Nominating and Corporate Governance Committee charter is available on our website at www.goldroyalty.com.

Compensation Committee

The Compensation Committee is appointed by our board of directors to, among other things, discharge the board’s responsibilities relating to compensation of our directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows us to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

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

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised of Mr. Gilman, Mr. Robertson and Ms. Howlett. Each of the members of the Compensation Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Gilman is the Chair of the Compensation Committee. We are a “foreign private issuer” under the Exchange Act and are permitted pursuant to the NYSE American Governance Rules to follow our home country practice in respect of the composition of our Compensation Committee.

Among other things, the Compensation Committee:

●	keeps abreast of current developments in board and executive compensation in companies engaged in similar industries;

●	recommends to our board of directors the remuneration to be paid by us to the board;

●	oversees the activities of management responsible for administering our incentive compensation plans and equity-based plans;

●	determines and establishes with our board of directors and the Chief Executive Officer a broad compensation and benefits structure for our employees;

●	oversees the identification, consideration and management of risks associated with our compensation philosophy and programs;

●	evaluates the Chief Executive Officer’s performance, and sets the Chief Executive Officer’s compensation level based on such evaluation;

●	makes recommendations to our board of directors with respect to the compensation for senior executive officers other than the Chief Executive Officer; and

●	determines our recruitment, retention and termination policies for the Chief Executive Officer.

A copy of the Compensation Committee charter is available at www.goldroyalty.com.

Other Committees of the Board of Directors

Other than the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our board of directors has a standing ESG Committee.

ESG Committee

The ESG Committee is appointed by our board of directors to, among other things, discharge the board’s responsibilities relating to overseeing our processes as they relate to, and reviewing and making recommendations in respect of, health, safety, environmental, social, sustainability, climate-related matters, governance and other human capital matters (collectively, “ESG Matters”).

The ESG Committee is comprised of Karri Howlett, Glenn Mullan, Amir Adnani and Alan Hair. Each of Ms. Howlett and Mr. Hair is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Adnani and Mr. Mullan are not considered independent pursuant to such rules. Ms. Howlett is the Chair of the ESG Committee.

Among other things, the ESG Committee:

●	reviewing with our senior management team our goals in respect of ESG Matters with a view to protect our interests;

●	approving and reviewing our ESG policy toward achievement of our goals relating to ESG Matters;

●	monitoring performance of our activities relating to ESG Matters in achieving such goals;

●

ensuring that management demonstrates and communicates its commitment to ESG Matters to our stakeholders, and as necessary and appropriate, engage with stakeholders in respect of ESG Matters, including companies in which it has an interest or which operates properties underlying our assets, and our employees, by fostering a culture of respect and accountability regarding such matters;

●

receiving and discussing with management regular environmental and sustainable development reports, including those that are received from operating companies, and those that relate to annual audits of operating companies with a view to ensure the protection of our interests; and

●	reviewing our report on ESG Matters, if any.

A copy of the ESG Committee charter is available on our website at www.goldroyalty.com.

D. Employees

As of September 30, 2022, we had seven full time employees in Canada and nine part time employees in Canada. We may from time to time rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

E. Share Ownership

Information regarding the ownership of our common shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table indicates information as of December 22, 2022 regarding the beneficial ownership of our common shares for:

●	each person who is known by us to beneficially own 5% or more of our common shares;

●	each executive officer;

●	each of our directors; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of December 22, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address for our directors and executive officers is c/o Gold Royalty Corp., 1030 W. Georgia Street, Suite 1830, Vancouver, BC V6E 2Y3.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Outstanding(2)
Executive Officers and Directors:
David Garofalo	1,175,266	(3)	*
Josephine Man	263,298	(4)	*
John W. Griffith	392,488	(5)	*
Samuel Mah	152,679	(6)	*
Amir Adnani	1,958,127	(7)	1.36%
Warren Gilman	1,048,166	(8)	*
Ken Robertson	120,014	(9)	*
Alan Hair	115,014	(10)	*
Glenn Mullan	4,052,305	(11)	2.82%
Karri Howlett	10,633	(12)	*

All Executive Officers and Directors as a Group (ten persons)	9,287,990		6.45%
5% Shareholders
GoldMining Inc.	21,178,659		14.72%
Evanachan Ltd.	7,224,551	(13)	5.02%
Nevada Gold Mines LLC	9,393,681	(14)	6.53%

*	Less than one percent

Notes:

(1)	Unless otherwise indicated, each executive officer and shareholder listed herein is both the record holder and beneficial owner of the shares listed opposite his, her or its name herein.

(2)	On the basis of 143,913,069 common shares outstanding as of December 22, 2022.

(3)	Consists of 420,000 common shares, 8,468 restricted shares, options to purchase 736,798 common shares and warrants to purchase 10,000 common shares.

(4)	Consists of 8,800 common shares, 4,676 restricted shares, options to purchase 245,422 common shares and warrants to purchase 4,400 common shares.

(5)	Consists of 31,500 common shares, 4,676 restricted shares, options to purchase 343,812 common shares and warrants to purchase 12,500 common shares.

(6)	Consists of 10,000 common shares, 4,515 restricted shares and options to purchase 138,164 common shares.

(7)

Consists of 1,110,747 common shares, 1,880 restricted shares, options to purchase 820,500 common shares and warrants to purchase 25,000 common shares. Does not include 21,178,659 common shares held by GoldMining, of which Mr. Adnani is Chairman and a director.

(8)	Consists of 676,714 common shares, 2,687 restricted shares, options to purchase 268,765 common shares and warrants to purchase 100,000 common shares.

(9)	Consists of 5,000 common shares, 1,880 restricted shares and options to purchase 113,134 common shares.

(10)	Includes 1,880 restricted shares and options to purchase 113,134 common shares.

(11)	Consists of 2,983,801 common shares, 1,880 restricted shares and options to purchase 1,066,624 common shares.

(12)	Consists of 1,877 restricted shares and options to purchase 8,756 common shares.

(13)

Based on a Form 13G filed by Evanachan Limited dated November 15, 2021, in which it disclosed that Robert McEwen has the sole power to direct the voting and disposition of the common shares held by Evanachan through his ownership interest in that entity.

(14)

Based on a Form 13G filed jointly by and among ABX Financeco Inc., Barrick Gold Corporation, Barrick Gold Exploration Inc., Barrick Gold Finance Inc., Barrick Gold U.S. Inc., Barrick Goldstrike Mines Inc., Barrick Nevada Holding LLC, Barrick North America Holding Corporation, Barrick Turquoise Ridge Inc. and Nevada Gold Mines LLC, dated October 4, 2022.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our Company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

There were no significant changes in the percentage ownership held by any of our 5% or greater shareholders in the past three years other than as disclosed herein. GoldMining’s percentage ownership was reduced due to issuance of our shares upon the consummation of our initial public offering in March 2021 and in connection with our acquisitions of Ely, Golden Valley and Abitibi. GoldMining’s ownership was reduced from approximately 87.6% prior to the completion of such transactions to 14.72% as of December 22, 2022 Nevada Gold Mines LLC became a 5% or greater shareholder on September 27, 2022 upon the closing of a transaction pursuant to which Gold Royalty indirectly acquired a royalty portfolio from Nevada Gold Mines LLC in consideration for the issuance of 9,393,581 common shares of Gold Royalty.

Record Holders

As of December 22, 2022, 143,913,069 of our common shares were issued and outstanding. To our knowledge, approximately 20.3% of our total outstanding common shares were held by 14 record holders in the United States.

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

B. Related Party Transactions

See “Item 5. Operating and Financial Review and Prospects – Transactions with Related Parties”.

Agreements with Directors and Officers

We have entered into employment or service agreements with members of executive management. Additionally, we have a compensation program for our directors. See "Item 6B. Directors, Senior Management and Employees".

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

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to our interests, would individually or in the aggregate have a material adverse effect on our business or financial condition.

Dividend Policy

On January 18, 2022, we announced that our board of directors approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. See “Item 5. – Operating and Financial Review and Prospects” for further information on our dividend policy and payments made in the financial year ended September 30, 2022.

B. Significant Changes

A discussion of significant changes since September 30, 2022 is provided under “Item 5. – Operating and Financial Review and Prospects” and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively. There can be no assurance that our common shares and common share purchase warrants will remain listed on the NYSE American.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Gold Royalty was incorporated on June 23, 2020 under the CBCA. The following description of the material terms of our Articles, our by-laws and authorized share capital is a summary and does not purport to be complete. It should be read in conjunction with our Articles, attached as Exhibit 1.1 and our by-laws attached at Exhibits 1.2 and 1.3 and certain sections of the CBCA.

Since we are governed by the laws of Canada, some of the laws affecting our shareholders differ from those of the United States. See “Item 3. Key Information – D. Risk Factors - We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control”.

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares are not subject to any future call or assessment, do not have any pre-emptive, conversion, redemption rights or purchase for cancellation rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares, all of which rank equally as to all benefits which might accrue to the holders of the common shares. All of our shareholders are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of our common shares, every shareholder has one vote for each common share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by our board of directors, in its discretion. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of common shares, without preference or distinction, will be entitled to receive ratably all of our assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares. Rights pertaining to the common shares may only be amended in accordance with applicable corporate law.

Preferred Shares

The preferred shares may be issued at any time, or from time to time, in one or more series. Before any preferred shares of a particular series are issued, our board of directors shall, by resolution, fix the number of preferred shares that will form such series and shall, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series. The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of our assets among our security holders, for the purpose of winding-up of our affairs.

The preferred shares shall be entitled to preference over the common shares and any other of our shares ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs. The preferred shares may also be given such other preferences over the common shares and any other of our shares ranking junior to the preferred shares as may be fixed by our board of directors as to the respective series authorized to be issued.

As at the date hereof, we have no preferred shares issued and outstanding.

Advance Notice Provisions

Our bylaws contain certain provisions that are intended to: (1) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (2) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (3) allow shareholders to vote on an informed basis. Only persons who are nominated by shareholders in accordance with these advance notice provisions will be eligible for election as directors at any annual meeting of our shareholders, or at any special meeting of our shareholders if one of the purposes for which the special meeting was called was the election of directors.

Pursuant to the advance notice provisions under the bylaws, our shareholders are required to provide advance notice of their intention to nominate any persons, other than those nominated by management, for election to our board of directors at a meeting of our shareholders. Such notice must include the information prescribed in the bylaws.

To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than the 30th day prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The bylaws also prescribe the proper written form for a shareholder’s notice. Our board of directors may, in its sole discretion, waive any requirement under these provisions.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of our outstanding voting securities.

Forum Selection

The bylaws include a forum selection provision that will provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and appellate Courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other of our employees; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the Articles or bylaws; or (iv) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection bylaw also provides that its securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the bylaws. To the fullest extent permitted by law, our forum selection provision will apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Objects and Purposes

Our Articles do not specify objects and purposes.

Borrowing Powers of Directors

Our Articles and bylaws provide that our directors may without authorization of our shareholders:

(a) borrow money on the credit of the Company;

(b) issue, reissue, sell or pledge our debt obligations, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;

(c) subject to the provisions of the CBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Company; and

(e) delegate to one or more directors, a committee of our directors or one or more of our officers as may be designated by the directors, all or any of the powers conferred by the foregoing to such extent and in such manner as the directors shall determine at the time of each such delegation.

Shareholder Meetings

Under the CBCA, we will be required to hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting and no later than six months after the end of our preceding financial year, with the first meeting required to be held no later than 18 months after our date of incorporation. Our Articles and bylaws provide that any shareholder meeting may be held at any location within Canada or the United States, as the board of directors may determine in their discretion. Our board of directors may decide to arrange for shareholders to be able to participate in the general meeting by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A notice to convene a meeting, specifying the date, time and location of the meeting, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting or such other minimum period as required by the applicable securities laws.

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

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2022, this amount is $1.141 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is C$1.711 billion for 2022); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

Other

Provisions as to the modification, amendment or variation of rights and provisions of each class of shares are contained in the CBCA and the regulations promulgated thereunder. Certain fundamental changes to the Articles will require the approval of at least two-thirds of the votes cast on a resolution submitted to a special meeting of our shareholders called for the purpose of considering the resolution. These items include (i) certain amendments to the provisions relating to our outstanding capital, (ii) a sale of all or substantially all of our assets, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the CBCA (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), or (vii) a change of name.

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

On August 15, 2022, we entered into the Distribution Agreement with the ATM Agents, providing for ATM Program. See “Item 5. Operating and Financial Review and Prospects – Selected 2022 Developments” for further information.

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

See “Item 10. Additional Information – B. Memorandum and Articles of Association” for further information above.

E. Taxation

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations under the Canadian Tax Act generally applicable to the holding and disposing of our common shares, our outstanding share purchase warrants (the “warrants”) and shares issued on the exercise of the warrants (“warrant shares” and, sometimes for purposes of this summary, collectively with the common shares, the “shares”) by a beneficial owner of any such shares or warrants who, at all relevant times, for the purposes of the application of the Canadian Tax Act, (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares or warrants in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares or warrants as capital property (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

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

Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares and warrants by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our common shares and warrants as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

a)
certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes;
b)
tax-exempt entities;
c)
retirement plans;
d)
regulated investment companies;
e)
real estate investment trusts;
f)
certain former citizens or residents of the United States;
g)
persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment;
h)
persons that have a “functional currency” other than the U.S. dollar;
i)
persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares;
j)
corporations that accumulate earnings to avoid U.S. federal income tax;
k)
persons subject to special tax accounting rules under Section 451(b) of the Code;
l)
partnerships and other pass-through entities; and
m)
investors in such pass-through entities.

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

Section 1298(a)(4) of the Code states that to the extent provided in the applicable Treasury Regulations, if any person has an option to acquire stock in a PFIC, such stock shall be considered as owned by such person. Certain proposed regulations provide rules for treatment of options to acquire stock in a PFIC. The discussion below assumes that regulations relating to options to acquire PFIC stock will become effective and would apply to the warrants. Each U.S. Holder is urged to consult with its own tax advisor about the tax consequences of holding warrants if we are classified as a PFIC.

We expect that we should be treated as a PFIC for the tax year ended September 30, 2022 and may continue to be treated as a PFIC in future years.

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

If we are a PFIC for any year during which a U.S. Holder holds our common shares or warrants, we must generally continue to be treated as a PFIC by such holder for all succeeding years during which such holder owns our common shares or warrants, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If such election is made, the U.S. Holder will be deemed to sell our common shares or warrants it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

Our common shares will be marketable stock as long as they remain listed on the NYSE American and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

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

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF Election. U.S. Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record-keeping requirements or make available to U.S. Holders a PFIC Annual Information Statement or any other information such U.S. Holders require to make a QEF Election with respect to Gold Royalty or any of our subsidiaries that also is classified as a PFIC. Accordingly, it is expected that U.S. Holders will not be able to make a QEF Election with respect to us or our subsidiaries.

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

Sale, Exchange, or Other Disposition of our common shares and warrants

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our common shares and warrants in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in our common shares or warrants, as applicable. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, our common shares and warrants were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares and warrants will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We maintain a corporate website at https://www.goldroyalty.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

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

Part II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. - D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures.

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of September 30, 2022, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s annual report on internal control over financial reporting

Our management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2022. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of September 30, 2022, our internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies. Our independent registered public accounting firm will not be required to formally opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. We are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act, and therefore are also exempted from the requirement to include an attestation report of our independent registered public accounting firm.

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

ITEM 16. [Reserved]

ITEM 16A.Audit committee financial expert.

Our board of directors has determined that Ken Robertson, independent Chairperson of the audit committee, possesses specific accounting and financial management expertise and that he is our “audit committee financial expert” as defined by the rules of the SEC.

Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with EY. During his career at EY in Canada and the United Kingdom, Ken developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant and he serves on the boards of Mountain Province Diamonds and Silvercorp. He holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

ITEM 16B.Code of ethics.

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

ITEM 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers LLP, Vancouver, Canada, PCAOB Firm ID: 271, is the Company’s independent registered public accounting firm.

Audit Fees

The following sets forth the aggregate fees billed for the last fiscal year for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for the last fiscal year.

Fiscal year ended September 30, 2021	$122,373
Fiscal year ended September 30, 2022	$311,669

Audit-Related Fees

The following sets forth additional aggregate fees to those reported under “Audit Fees” in the last fiscal year that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended September 30, 2021	$102,939
Fiscal year ended September 30, 2022	$256,129

Audit-related fees are for services rendered by our auditors related to the performance of the audit of our financial statements and are not reported under the category “Audit Fees” above.

Tax Fees

The following sets forth the aggregate fees billed in the last fiscal year for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended September 30, 2021	$12,687
Fiscal year ended September 30, 2022	$4,482

Tax fees were for tax advisory services.

All Other Fees

The following sets forth the aggregate fees billed in the last fiscal year for products and services provided by the principal accountant not described above:

Fiscal year ended September 30, 2021	-
Fiscal year ended September 30, 2022	-

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves our engagement of PricewaterhouseCoopers LLP to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of our delegation of authority framework and the audit committee’s policy on non-audit services.

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

Board Independence

The NYSE American requires listed companies to have a board of directors that is comprised by a majority of independent directors within one year of initial listing on the exchange. We presently have a board of directors that is comprised of more than 50% independent directors. Our board of directors has adopted a mandate requiring the board of directors to be comprised of at least a majority of independent directors.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

102

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

4.1*#	Executive Employment Agreement with David Garofalo, dated January 1, 2022

4.2*#	Executive Employment Agreement with Josephine Man, dated January 1, 2022

4.3*#	Executive Employment Agreement with John Griffith, dated January 1, 2022

4.4*#	Executive Employment Agreement with Samuel Mah, dated January 1, 2022

4.5#	Equity Incentive Plan, dated October 19, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.6	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.7

Arrangement Agreement between Gold Royalty Corp. and Abitibi Gold Royalties Inc., dated September 6, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on September 17, 2021)

4.8

Arrangement Agreement between Gold Royalty Corp. and Golden Valley Mines and Royalties Ltd., dated September 6, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on September 17, 2021)

4.9

Equity Distribution Agreement among Gold Royalty Corp. and BMO Nesbitt Burns Inc., Laurentian Bank Securities, Inc., BMO Capital Markets Corp., Laurentian Capital (USA) Inc., H.C. Wainwright & Co., LLC, Raymond James Ltd., Haywood Securities Inc. and Raymond James & Associates, Inc., dated August 15, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 15, 2022)

8.1*	List of Significant Subsidiaries

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers LLP

15.2*	Consent of Alastair Still

101.INS*	Inline XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

**Furnished herewith.

# Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Gold Royalty Corp.

December 23, 2022	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer

105

106

GOLD ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Royalty Corp. and its subsidiaries (together, the Company) as of September 30, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada December 23, 2022

We have served as the Company’s auditor since 2020.

Gold Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in thousands of United States dollars unless otherwise stated)

		As at September 30, 2022	As at September 30, 2021
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents	4	7,048	9,905
Short-term investments	5	7,199	1,118
Accounts receivable		1,033	412
Prepaids and other receivables	6	1,677	1,866
		16,957	13,301
Non-current assets
Royalty and other mineral interests	7	668,288	264,545
Long-term investment	8	1,587	1,587
Investment in associate	9	1,429	—
Other long-term assets		353	66
		671,657	266,198

		688,614	279,499

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		6,683	6,921
Derivative liabilities	10	528	—
		7,211	6,921
Non-current liabilities
Non-current portion of lease obligation		256	11
Government loan		43	—
Derivative liabilities	10	—	4,549
Bank loan	11	9,362	—
Deferred income tax liability	12	135,523	42,700
		145,184	47,260

		152,395	54,181

Equity
Issued Capital	13	551,074	228,620
Reserves	13	21,374	11,404
Accumulated deficit		(36,525)	(15,147)
Accumulated other comprehensive income		296	441
		536,219	225,318
		688,614	279,499

Subsequent events (Note 18)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of United States dollars unless otherwise stated)

		For the year ended September 30
		2022	2021
	Notes	($)	($)
Revenue
Royalty and option income	14	3,944	192
Cost of sales
Depletion	7	(1,756)	(164)
Gross profit		2,188	28

Expenses
Consulting fees		(4,125)	(2,677)
Depreciation		(72)	(5)
Management and directors’ fees	16	(1,895)	(1,172)
Salaries, wages and benefits		(1,103)	(132)
Investor communications and marketing expenses		(1,410)	(1,141)
Office and technology expenses		(811)	(181)
Transfer agent and regulatory fees		(536)	(190)
Insurance fees		(2,049)	(1,293)
Professional fees		(4,249)	(2,481)
Share-based compensation	13	(3,146)	(3,324)
Mineral interest maintenance expenses		(229)	(13)
Share of loss in associate	9	(296)	—
Dilution gain in associate	9	100	—
Impairment of royalty	7	(3,821)	—
Operating loss for the year		(21,454)	(12,581)

Other items
Change in fair value of derivative liabilities	10	4,588	(1,511)
Change in fair value of short-term investments	5	(569)	(168)
Foreign exchange gain / (loss)		54	(813)
Interest expense		(633)	—
Gain on loan modification	11	316	—
Other income		337	67
Net loss before income taxes for the year		(17,361)	(15,006)
Current tax expense		(114)	—
Deferred tax recovery		129	—
Net loss after income taxes for the year		(17,346)	(15,006)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		(145)	441
Total comprehensive loss for the year		(17,491)	(14,565)

Net loss per share, basic and diluted		(0.14)	(0.45)

Weighted average number of common shares outstanding, basic and diluted		128,232,364	33,555,265

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at September 30, 2020		1	—	—	(141)	—	(141)
Cancellation of common share issued upon incorporation		(1)	—	—	—	—	—
Common shares issued to former parent company for cash		5,000,000	50	—	—	—	50
Performance based restricted shares issued		1,500,000	—	—	—	—	—
Common shares issued to acquire royalties		15,000,000	13,076	—	—	—	13,076
Private placement of common shares for cash		1,325,000	2,849	—	—	—	2,849
Share-based compensation - performance based restricted shares		—	409	—	—	—	409
Share-based compensation - share options		—	—	2,199	—	—	2,199
Initial public offering:		—	—	—	—	—	—
Common shares and common share purchase warrants issued for cash		18,000,000	82,969	7,031	—	—	90,000
Common shares issued on exercise of over-allotment option		721,347	3,603	—	—	—	3,603
Common share purchase warrants issued on exercise of over-allotment option		—	—	14	—	—	14
Underwriters’ fees and issuance costs		—	(5,154)	(416)	—	—	(5,570)
Common shares issued for marketing services		75,000	345	—	—	—	345
Common shares issued to acquire Ely Gold Royalties Inc.	3	30,902,176	130,407	—	—	—	130,407
Common share purchase warrants of Ely Gold Royalties Inc.	3	—	—	2,603	—	—	2,603
Common shares issued upon exercise of common share purchase warrants		15,086	66	(27)			39
Net loss for the year		—	—	—	(15,006)	—	(15,006)
Total other comprehensive income		—	—	—	—	441	441
Balance at September 30, 2021		72,538,609	228,620	11,404	(15,147)	441	225,318
Common shares issued to acquire Abitibi Royalties Inc.	13	31,625,931	153,702	—	—	—	153,702
Common shares issued to acquire Golden Valley Mines and Royalties Ltd.	13	29,478,269	143,264	—	—	—	143,264
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	3	—	—	8,991	—	—	8,991
Common shares issued to acquire royalties	7	9,651,130	22,544	—	—	—	22,544
Common shares issued for marketing services	13	216,192	899	—	—	—	899
Common shares issued upon exercise of common share purchase warrants	13	402,938	1,769	(913)	—	—	856
Share-based compensation - performance based restricted shares	13	—	276	—	—	—	276
Share-based compensation - share options	13	—	—	1,551	—	—	1,551
Share-based compensation - restricted share units	13	—	—	341	—	—	341
Net loss for the year		—	—	—	(17,346)	—	(17,346)
Dividends	13	—	—	—	(4,032)	—	(4,032)
Total other comprehensive income	9	—	—	—	—	(145)	(145)
Balance at September 30, 2022		143,913,069	551,074	21,374	(36,525)	296	536,219
The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars unless otherwise stated)

	For the year ended September 30
	2022	2021
	($)	($)
Operating activities
Net loss for the year	(17,346)	(15,006)
Items not involving cash:
Depreciation	72	5
Depletion	1,756	164
Interest expense	633	—
Other income	(545)	(64)
Share-based compensation	3,146	2,995
Change in fair value of short-term investments	569	168
Change in fair value of derivative liabilities	(4,588)	1,511
Gain on loan modification	(316)	—
Impairment of royalty	3,821	—
Share of loss in associate	296	—
Dilution gain in associate	(100)	—
Deferred tax recovery	(129)	—
Unrealized foreign exchange gain	(415)	(28)
Net changes in non-cash working capital items:
Accounts receivables	(655)	(150)
Prepaids and other receivables	2,889	(1,485)
Accounts payable and accrued liabilities	(8,350)	23
Due to former parent company	—	(83)
Cash used in operating activities	(19,262)	(11,950)

Investing activities
Restricted cash released	1,815	—
Investment in royalties and other mineral interests	(19,682)	(9,390)
Investment in marketable securities	(799)	—
Long-term investments acquired	—	(1,587)
Proceeds on disposition of marketable securities	17,659	—
Acquisition of Ely Gold Royalties Inc., net of cash acquired	—	(58,247)
Cash acquired through acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	10,393	—
Investment in associate	(409)	—
Proceeds from option agreements	1,630	—
Purchase of equipment	(28)	(2)
Payment of lease obligations	—	(3)
Interest received	—	64
Cash provided by / (used in) investing activities	10,579	(69,165)

Financing activities
Proceeds from common shares issued to former parent company	—	50
Proceeds from private placement of common shares	—	2,849
Proceeds from initial public offering, net of underwriters’ fees and issuance costs	—	88,046
Net proceeds from bank loan	9,403	—
Interest paid	(342)	—
Proceeds from exercise of common share purchase warrants	856	39
Payment of lease obligations	(60)	—
Dividends	(4,032)	—
Repayment of cash advance from parent company	—	(38)
Cash provided by financing activities	5,825	90,946

Effect of exchange rate changes on cash	1	36

Net increase (decrease) in cash	(2,857)	9,867
Cash and cash equivalents
Beginning of year	9,905	38
End of year	7,048	9,905

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. (”GRC” or the “Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the "IPO") on March 11, 2021. The Company's common shares (the “GRC Shares”) and common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY.WS", respectively.

On August 23, 2021, the Company acquired all the issued and outstanding common shares of Ely Gold Royalties Inc. ("Ely") which has been consolidated from the date of acquisition.

On November 4, 2021, the Company acquired all the issued and outstanding shares of Golden Valley Mines and Royalties Ltd. ("Golden Valley") and Abitibi Royalties Inc ("Abitibi") which have both been consolidated from the date of acquisition.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These consolidated financial statements were authorized for issue by the Company's board of directors on December 23, 2022.

2.2 Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements are presented in United States dollars ("U.S. dollar", "$" or "dollar"). All values are rounded to the nearest thousand except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries, being Gold Royalty U.S. Corp., Ely Gold Royalties Inc., 1320505 B.C. Ltd., Nevada Select Royalty, Inc., Ren Royalties LLC, VEK Associates, DHI Minerals (U.S.) Ltd, Golden Valley Mines and Royalties Ltd., Abitibi Royalties Inc., Calone Mining Ltd. and Abitibi Royalties (USA) Inc. Subsidiaries are consolidated from the date the Company obtained control, and continue to be consolidated until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company and all its subsidiaries is the United States dollar. Prior to the completion of the Company's initial public offering on March 11, 2021, the functional currency of GRC was the Canadian dollar. For the periods prior to the change in functional currency, the results of GRC, the parent entity, were translated from Canadian dollars using period end exchange rate for its assets and liabilities and average exchange rates for income and expenses. All resulting exchange differences noted were recognized in other comprehensive income (loss).

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

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

Upon demonstration of the technical feasibility and commercial viability of a project and a development decision, any past exploration and evaluation costs related to that project are subject to an impairment test and are reclassified in accordance with IAS 16, Property Plant and Equipment.

Management assesses exploration assets for impairment at each reporting period or when facts and circumstances suggest that the carrying value of capitalized exploration costs may not be recoverable.

For option payments received pursuant to mineral property option agreements where the Company acts as the optionor in the agreement, option proceeds are recognized as a credit to the amounts previously capitalized as exploration and evaluation asset. Any amounts received in excess of amounts capitalized are recorded as a credit in the consolidated statements of comprehensive loss.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its royalties and exploration and evaluation assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

Impairment of non-financial assets (continued)

Impairment reviews for exploration stage royalties and exploration and evaluation assets are carried out on a property-by-property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically, when one of the following circumstances apply:

•
The right to explore the area has expired or will expire in the near future with no expectation of renewal;
•
Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
•
No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
•
Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash‐generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

Cash and cash equivalents

Cash and cash equivalents comprise of cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Investments in associates

Investments over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's net assets, such as further investment. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in an associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investment in associate. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Foreign currencies

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

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

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company's operating segments are components of the Company's business for which discrete financial information is available and which are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

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

It generally requires time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed as of the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the fair value measurement is incomplete. During the year from the acquisition date to the time the Company receives the relevant information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable (the "measurement period"), the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new relevant information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, including recognizing additional assets or liabilities. The measurement period does not exceed one year from the acquisition date.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

Business combinations (continued)

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

The results of businesses acquired during the year are included in the consolidated financial statements from the date of acquisition.

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

•
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•
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

•
where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•
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

117

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

Income taxes (continued)

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

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, government and bank loan, and derivative liabilities.

The Company determines the classification of financial assets at initial recognition. Short-term investments are equity instruments held for trading and are classified as fair value through profit and loss ("FVTPL"). Long-term investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or where the Company has opted to measure them at FVTPL.

All financial instruments are initially recorded at fair value and designated as follows:

Financial Assets	Classification
Cash and cash equivalents	Financial assets at amortized cost
Short-term investments	FVTPL
Accounts receivables	Financial assets at amortized cost
Long-term investments	FVTOCI

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Lease obligation	Financial liabilities at amortized cost
Derivative liabilities	FVTPL
Government loan	Financial liabilities at amortized cost
Bank loan	Financial liabilities at amortized cost

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

Share-based payments

Restricted Shares and Restricted Share Units

The fair values of restricted shares and time-based restricted share units ("RSUs") are measured at grant date and recognized over the period during which the restricted shares and RSUs vest. When restricted shares are conditional upon the achievement of a performance condition, the Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance condition. The fair value of the restricted shares are determined based on the fair value of the common shares on the grant date, adjusted for minority shareholder discount, liquidity discount and other applicable factors that are generally recognized by market participants.

The fair values of restricted shares and RSUs are recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares and RSUs expected to vest; that estimate will be revised if subsequent information indicates that the number of restricted shares and RSUs expected to vest differs from previous estimates.

Share Options

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share options. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value of share options is measured at the grant date and recognized over the period during which the options vest. Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

Significant accounting policy judgments and sources of estimation uncertainty (continued)

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current fiscal period are as follows:

•
The Company's business is the acquisition of royalties through direct royalty asset acquisition or business combinations. Each royalty has its own unique terms and judgment is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgment. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

•
The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve judgment to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
The Company is required to make a number of estimates in the application of business combination accounting. The determination of acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty interests generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates, price to net asset value, in-situ value and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.
•
The Company estimates the attributable reserves and resources relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of the Company's royalty interests.
•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

3. Acquisitions of Ely, Golden Valley and Abitibi

Acquisition of Ely

On August 23, 2021, the Company completed the acquisition of all of the outstanding common shares Ely (the "Ely Shares") by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The Company issued 30,902,176 GRC Shares and paid $65 million (C$84 million) in cash. Each of the 15,946,732 warrants to purchase Ely Shares (an "Ely Warrant") that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001.

The Ely Warrants are exercisable into 3,906,949 of GRC Shares with no change in the aggregate underlying exercise price denominated in Canadian dollar. The estimated total value for the Ely Warrants of $5,641 at the closing date is included in total consideration, of which $2,603 is classified as equity in accordance with IFRS 2 Share-based Payment and presented in reserve and $3,038 is classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation because they are denominated in Canadian dollars, which differs from the Company's functional currency. The change in fair value on the warrant derivative liabilities has been recorded as change in fair value of derivative liability in the consolidated statements of comprehensive loss.

The following table summarizes the fair value of the consideration paid and the fair values of the assets acquired, and liabilities assumed on the closing date:

($)
Consideration paid
Cash paid to Ely shareholders(1)	65,016
GRC Shares issued to Ely shareholders(1)	130,194
15,946,732 Ely Warrants deemed to be exchanged for GRC Shares	5,641
Total consideration	200,851

Allocation of consideration
Cash and cash equivalents	6,769
Short-term investments	1,291
Accounts receivable	262
Prepaid and other receivables	193
Reclamation bond	22
Property, plant & equipment	48
Royalties and other mineral interests	238,864
Accounts payable and accrued liabilities	(3,847)
Lease obligation	(51)
Deferred income tax liability	(42,700)
Net assets acquired	200,851

(1)
Consideration excludes a portion of cash ($330) and share ($213) consideration representing the excess of the value of consideration over the intrinsic value of Ely's share options outstanding prior to the closing date. Such excess is recorded as share-based compensation in the consolidated statements of comprehensive loss on the closing date.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

3. Acquisitions of Ely, Golden Valley and Abitibi (continued)

Acquisitions of Ely (continued)

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

Transaction costs of $2.9 million were expensed in the consolidated statements of comprehensive loss and included advisory and consulting fees of $1.9 million and legal and other professional fees of $1.0 million. On closing date, the Company recognized share-based compensation of $543, of which $330 was paid from the cash consideration and $213 was paid from the share consideration, representing the excess of consideration given to Ely share option holders over the intrinsic value of options to purchase Ely Shares outstanding immediately prior to the closing date. The intrinsic value of Ely's share options was determined based on Ely's share price on the last trading day prior to the closing date. The difference between the intrinsic value and the value of the cash consideration and GRC Shares that the Ely Shares were exchanged for, has been treated as share-based compensation expense.

Acquisitions of Golden Valley and Abitibi

On November 5, 2021, the Company completed business combinations with Golden Valley and Abitibi by way of statutory plans of arrangement (the "Arrangements"). Pursuant to the Arrangements, the Company acquired all the issued and outstanding Golden Valley and Abitibi common shares, whereby:

•
GRC issued 2.1417 GRC Shares to Golden Valley shareholders for each Golden Valley common share; and
•
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

Based on the GRC share price, GRC Shares issued, and the fair value of GRC share options issued in exchange for Golden Valley options, the total consideration for the acquisition was $305,957. The Company also incurred consulting fees payable to financial advisors of approximately $3,000. On the closing date, the total amount of cash and marketable securities acquired by the Company was $34,922. The Company began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi beginning on November 5, 2021.

On completion of the transaction, the Company acquired royalties, included, among other things:

•
Four royalties (1.5% net smelter return ("NSR"), 2% NSR, 3% NSR, 15% Net Profit Interest ("NPI")) on portions of the Canadian Malartic Property; and
•
A royalty (2.5% to 4.0% NSR) on Cheechoo, proximate to Newmont Corporation’s Éléonore Mine in Québec.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

3. Acquisitions of Ely, Golden Valley and Abitibi (continued)

Acquisitions of Golden Valley and Abitibi (continued)

The following table summarizes the fair value of the consideration paid and the fair values of the assets acquired, and liabilities assumed on the closing date:

($)
Consideration paid
GRC Shares issued to Abitibi and Golden Valley Shareholders	296,966
1,166,389 Golden Valley share options deemed to be exchanged for GRC share options	8,991
Total consideration	305,957

Allocation of consideration
Cash and cash equivalents	10,393
Restricted cash	1,815
Short-term investments	23,360
Prepaid and other receivables	2,756
Royalties and other mineral interests	366,102
Investment in associate	1,360
Accounts payable and accrued liabilities	(5,561)
Derivative liabilities	(691)
Government loan	(48)
Deferred income tax liability	(93,529)
Net assets acquired	305,957

The fair value of short-term investments and investment in associates was estimated based on quoted market prices. The fair value of derivative liabilities was estimated based on quoted market prices of the put and call option contracts (Note 10). The fair values of producing and development stage royalties were estimated using discounted cash flow models. Expected future cash flows used to estimate the fair value of these royalties are based on estimates of future gold prices, projected future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates at the closing date. The fair values of exploration stage royalties were estimated using a market approach based on comparable market transactions. The fair value of receivables and payables are equal to their gross contractual amounts at the closing date. The fair value of the option has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 0.40%, expected life of 4.1 years, expected volatility of 37%, expected dividend yield of 0% and estimated forfeiture rate of 0%.

During the year ended September 30, 2022, Golden Valley and Abitibi contributed revenue of $1,239, and a net loss of $146 to the Company's financial performance since the date of acquisition.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

3. Acquisitions of Ely, Golden Valley and Abitibi (continued)

Acquisitions of Golden Valley and Abitibi (continued)

If the acquisitions had occurred on October 1, 2021, consolidated pro forma revenue for year ended September 30, 2022 would have been $3,944, and consolidated pro forma net loss for the year ended September 30, 2022 would have been $21,826. The pro forma net loss for the year ended September 30, 2022 included transaction costs and change of control payments related to the acquisitions of Golden Valley and Abitibi by the Company of approximately $11,300.

4. Cash and cash equivalents

	September 30, 2022	September 30, 2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank	7,048	5,905
Guaranteed Investment Certificates	—	4,000
	7,048	9,905

5. Short-term investments

($)
Balance at September 30, 2020	—
Acquisition of marketable securities in merger with Ely	1,291
Fair value change due to price change	(168)
Fair value change due to foreign exchange	(5)
Balance at September 30, 2021	1,118
Acquisition of Golden Valley and Abitibi	23,360
Addition	949
Dispositions	(17,659)
Fair value change due to price change	(619)
Fair value change due to foreign exchange	50
Balance at September 30, 2022	7,199

During the year ended September 30, 2022, the Company acquired 1,666,667 units of Monarch Mining Corporation ("Monarch") at a price of C$0.60 per unit for $799 (C$1 million). Each unit consists of one common share of Monarch and one transferable common share purchase warrant, with each warrant entitling the holder to acquire an additional common share for C$0.95 for a period of 60 months following the date of issuance thereof.

6. Prepaids and other receivables

	September 30, 2022	September 30, 2021
	($)	($)
Prepaids and other receivables consist of:
Income taxes and GST receivable	336	304
Prepaids	1,298	1,562
Other accounts receivables	43	—
	1,677	1,866

Insurance premiums of $736 (September 30, 2021: $998) was included in prepaids as at September 30, 2022.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests

($)
Balance at September 30, 2020	—
Additions	25,496
Acquisition of Ely	238,864
Depletion	(164)
Foreign currency translation	379
Property option payment received	(30)
Balance at September 30, 2021	264,545
Additions	45,008
Disposal	(10)
Acquisition of Golden Valley & Abitibi (Note 3)	366,102
Depletion	(1,756)
Property option payment received	(1,780)
Impairment	(3,821)
Balance at September 30, 2022	668,288

Option payments received during the year ended September 30, 2022 is $2,230 (2021: $30), of which $1,780 (2021: $30) is deducted from royalties and other mineral interests and $450 (2021: $nil) is presented as revenue. In addition, option payment of $150 (2021: $nil) is settled by marketable securities. All option payments received during the year ended September 30, 2022 are generated from assets located in the U.S.A.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests (continued)

	Cost			Accumulated Depletion			Others					Carrying Amount
	October 1, 2021	Additions	September 30, 2022	October 1, 2021	Depletion	September 30, 2022	Transfer	Disposal	Impairment	Option payments	Total	September 30, 2022
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Beaufor	1,235	—	1,235	—	—	—	—	—	—	—	—	1,235
Borden	1,108	2,781	3,889	—	(539)	(539)	—	—	—	—	—	3,350
Cheechoo	—	12,640	12,640	—	—	—	—	—	—	—	—	12,640
Côté	—	16,132	16,132	—	—	—	—	—	—	—	—	16,132
Croinor	5,330	449	5,779	—	—	—	—	—	—	—	—	5,779
Fenelon	41,553	—	41,553	—	—	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	—	—	3,275
Granite Creek	—	21,768	21,768	—	—	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	—	—	12,879
Jerritt Canyon	8,921	—	8,921	(74)	(454)	(528)	—	—	—	—	—	8,393
Lincoln Hill	5,289	—	5,289	—	—	—	132	—	—	—	132	5,421
Malartic	—	318,393	318,393	—	(691)	(691)	—	—	—	—	—	317,702
Marigold	1,261	—	1,261	(84)	—	(84)	—	—	—	—	—	1,177
McKenzie Break	4,010	291	4,301	—	—	—	—	—	—	—	—	4,301
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	—	—	3,032
Rawhide	3,821	—	3,821	—	—	—	—	—	(3,821)	—	(3,821)	—
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,365	—	42,365	—	—	—	556	—	—	—	556	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	—	—	1,870
Others	99,884	38,656	138,540	(6)	(72)	(78)	(688)	(10)	—	(1,780)	(2,478)	135,984
Total (1)	264,709	411,110	675,819	(164)	(1,756)	(1,920)	—	(10)	(3,821)	(1,780)	(5,611)	668,288

(1)
Royalty and other mineral interests include non-depletable asset of $480,085 and depletable assets of $188,203.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests (continued)

The following is a summary of selected royalties own by the Company as at September 30, 2022:

Asset	Interest	Jurisdiction
Producing
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	3.0% NSR	Québec, Canada
Jerritt Canyon Mine	0.5% NSR	Nevada, USA
Jerritt Canyon Mine (Per Ton Royalty)	$0.15 – $0.40 Per Ton Royalty	Nevada, USA
Marigold Mine (1)	0.75% NSR	Nevada, USA
Granite Creek	10% NPI	Nevada, USA
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Key Developing
Beaufor Mine	1.0% NSR	Québec, Canada
Beaufor-Beacon Mill (Per Tonne Royalty (“PTR”))	C$1.25 – C$3.75 PTR	Québec, Canada
Cheechoo Project	2.5% to 4.0% NSR	Québec, Canada
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Croinor Gold Project	2.75% NSR	Québec, Canada
Fenelon Gold Property	2.0% NSR	Québec, Canada
Gold Rock Project	0.5% NSR	Nevada, USA
Hog Ranch Project	2.25% NSR	Nevada, USA
La Mina Project	2.0% NSR	Colombia
Lincoln Hill Project	2.0% NSR	Nevada, USA
McKenzie Break	2.75% NSR	Québec, Canada
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
REN - Carline Mines	1.5% NSR	Nevada, USA
REN - Carline Mines (NPI)	3.5% NPI	Nevada, USA
Rodeo Creek	2.0% NSR	Nevada, USA
São Jorge Project	1.0% NSR	Brazil
Swanson	2.75% NSR	Québec, Canada
Tonopah West	3.0% NSR	Nevada, USA
Whistler Project	1.0% NSR	Alaska, USA

Note:

(1)
Royalty applies to only a portion of the property.

Côté Gold Project

On March 1, 2022, the Company completed the acquisition of an existing 0.75% NSR royalty on a portion of the Côté Gold Project, located in Ontario Canada, and owned by IAMGOLD Corporation, as the operator, and Sumitomo Metal Mining Co., Ltd. The Company paid a total consideration of $15,832 at closing which comprised of $15,000 in cash and the issuance of 207,449 GRC Shares with fair value of $832. In addition, the Company issued an additional 50,000 GRC Shares to third parties in connection with certain acknowledgement in connection with the transaction.

Nevada Gold Mines

On September 27, 2022, the Company completed the acquisition from Nevada Gold Mines LLC ("NGM"), a joint venture between Barrick Gold Corporation and Newmont Corporation, of a royalty portfolio consisting of:

•
a 10% NPI royalty on Granite Creek Mine operated by i-80 Gold Corp., payable after 120,000 oz of gold or equivalent is cumulatively produced from the project;
•
a 2.0% NSR royalty on the Bald Mountain Mine operated by Kinross Gold Corporation ("Kinross"), payable after 10 million ounces of gold have been produced from the properties; and

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests (continued)

Nevada Gold Mines (continued)

•
a 1.25% NSR on the Bald Mountain Joint Venture Zone also operated by Kinross.

The purchase consideration was satisfied by the issuance of 9,393,681 GRC Shares to NGM with fair value of $21,512 at closing.

Eldorado Project

On January 14, 2022, Nevada Select Royalty, Inc., a wholly owned subsidiary of the Company, granted an option to a third party to purchase 100% of its right, title, and interest in its Eldorado Project for a 3.0% NSR and $2,000 cash payments, of which $75 has been received. The balance of the cash payments is due as follows:

•
$125 on or before January 14, 2023.
•
$400 on or before January 14, 2024 and January 14, 2025 and;
•
$500 on or before January 14, 2026 and January 14, 2027.

The option will be in effect during the term of the agreement from the grant date to the first to occur of (a) the exercise of the option, (b) the termination of this option agreement, or (c) 5 years from January 14, 2022.

Monarch Mining Projects

On July 23, 2021, the Company entered into a definitive agreement with Monarch Mining Corporation ("Monarch") to acquire a portfolio of gold royalty interests, including a C$2.50 per tonne royalty on material processed through Monarch's Beacon mill originating from the Beaufor mine operations, a 2.5% NSR on each of Monarch's Croinor Gold, McKenzie Break and Swanson properties, and a 1% NSR on Monarch's Beaufor property. The consideration was approximately $12 million (C$15 million), of which approximately $9 million (C$11.25 million) was paid on closing and approximately $3 million (C$3.75 million) is payable upon the 6-month anniversary of closing. Monarch has the right to repurchase a 1.25% NSR on each of the Croinor Gold, McKenzie Break and Swanson properties for C$2 million per property. Such rights may only be exercised by Monarch for a period of 30 days after December 31, 2027 after the gold price as quoted by the London Bullion Market exceeds $2,000 per ounce continuously for 30 consecutive days.

On April 6, 2022, the Company completed a royalty financing transaction with Monarch. Pursuant to the definitive agreement, the Company provided $3,587 (C$4.5 million) in additional royalty financing to Monarch in exchange for increasing the rate on the Company's existing royalties and provided an additional $799 (C$1 million) in equity financing to Monarch by participating in its marketed private placement (Note 5). Pursuant to the definitive agreement, among other things:

•
the existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill is increased to C$3.75 per tonne on material from the Beaufor Mine and C$1.25 per tonne on material from the McKenzie Break, Croinor Gold, and Swanson properties;
•
the existing 2.50% NSR royalties on Monarch's McKenzie Break, Croinor Gold, and Swanson properties is increased to a 2.75% NSR over the properties;
•
Monarch's existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties is extinguished; and
•
the Company retains pre-emptive rights on any future PTRs on the Beacon Mill and retains a right of first refusal on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

On September 27, 2022, Monarch announced that it had suspended its operations at the Beaufor Mine due to financial and operational challenges. Monarch further disclosed that the mine has been put on care and maintenance for an undetermined period. Monarch has not disclosed the timing or plans for a potential restart of the mine. The Company considered the suspension of operations at the Beaufor Mine an indicator of impairment and conducted an impairment analysis to estimate the recoverable amount. No impairment charge has been recorded as a result of this assessment.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

7. Royalty and other mineral interests (continued)

Rawhide

During the year ended September 30, 2022, mining operations at the Rawhide mine were suspended due to working capital constraints. Accordingly, the Company recognized an impairment charge of $3,821 (2021: $nil) on the Rawhide royalty.

GoldMining Projects

On November 27, 2020, the Company entered into a royalty purchase agreement with GoldMining, the Company's former parent, pursuant to which GoldMining caused its applicable subsidiaries to create and issue to the Company NSR royalties ranging from 0.5% to 2.0% on 17 gold properties and transfer to the Company certain buyback rights held by its subsidiaries. The purchase consideration with a fair value of $13,076 was satisfied by the issuance of 15,000,000 GRC Shares.

8. Long-term investment

As at September 30, 2022, long-term investment includes a $1,587 (C$2 million) investment for a 12.5% equity interest in Prospector Royalty Corp. ("PRC"). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

9. Investment in associate

The Company acquired 25,687,444 common shares of Val-d'Or Mining Corporation ("VZZ") as part of the acquisition of Golden Valley. On March 18, 2022, the Company participated in the VZZ private placement offering and acquired 3,277,606 units at a price of C$0.16 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of VZZ at a per share price of C$0.20 until March 18, 2024. As at September 30, 2022, the Company has a 35.59% equity interest in VZZ.

The following table summarizes the changes to investment in associates for the period from November 5, 2021 to September 30, 2022:

($)
Balance at September 30, 2021	—
Acquisition of Golden Valley	1,360
Addition	409
Share of loss in associate	(296)
Dilution gain	100
Translation gain	(144)
Balance at September 30, 2022	1,429

10. Derivative liabilities

The Company acquired put and call options on certain short-term investments as part of the acquisition of Abitibi. These put and call options were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation. At each reporting date, the change in fair value is recognized in the consolidated statements of comprehensive loss. On the closing of the business combination, the fair value of these put and call options was $691. For the year ended September 30, 2022, fair value gain of $589 was recorded in change in fair value of derivative liabilities in the consolidated statements of comprehensive loss. All put options were expired/extinguished as at September 30, 2022.

As at September 30, 2022, each of the 8,849,251 warrants to purchase common shares of Ely (an "Ely Warrant") that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company's functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of comprehensive loss.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

10. Derivative liabilities (continued)

As at September 30, 2022, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 3.75%, expected life of the Ely Warrant of 0.64 years, expected volatility of 40%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The Company recorded a fair value gain on the warrant derivative liabilities of $3,999 in change in fair value of derivative liabilities in the consolidated statements of comprehensive loss for the year ended September 30, 2022.

The movement in derivative liabilities is as follows:

($)
Balance at September 30, 2020	—
Acquisition of Ely	3,038
Change in fair value during the year	1,511
Balance at September 30, 2021	4,549
Acquisition of Abitibi (Note 3)	691
Exercise of Ely warrants	(124)
Change in fair value during the year	(4,588)
Balance at September 30, 2022	528

11. Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the "Facility"), that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"). The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate shall mean on any day the Term SOFR Reference Rate is published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments. On September 14, 2022, the Company and Bank of Montreal agreed to extend the maturity date of the Facility from March 31, 2023 to March 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

The following outlines the movement of the bank loan during year ended September 30, 2022:

($)

Draw-down	10,000
Less: transaction costs and fees	(597)
Gain on loan modification	(316)
Interest expense	617
Interest paid	(342)
Balance at September 30, 2022	9,362

12. Income taxes

The Company had no assessable profit for the period ended September 30, 2021 and year ended September 30, 2022. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss is as follows:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

12. Income taxes (continued)

	For the year ended September 30
	2022	2021
	($)	($)
Net loss before income taxes	(17,361)	(15,006)
Canadian federal and provincial income tax rates	27%	27%
Income tax recovery based on Canadian federal and provincial income tax rates	(4,687)	(4,052)

Reconciling items:
Difference in foreign tax rates	210	6
Deferred tax asset not recognized	3,282	2,507
Stock-based compensation	849	751
Non-taxable dividends	(106)	—
Fair value change in warrant liability	(1,080)	408
Tax rate difference on fair value change in marketable securities	12	—
Permanent difference and others	1,505	380
	(15)	—

The significant components of deferred income tax assets and liabilities were as follows:

	For the year ended September 30
	2022	2021
	($)	($)
Deferred tax assets and (liabilities):
Non-capital losses	897	591
Capital losses	63	—
Marketable securities	19	4
Undeducted financing fees	86	114
Other deferred tax assets	80	192

Royalty assets	(136,241)	(41,762)
Mineral and royalty interests	—	(1,635)
Other deferred tax liabilities	(427)	(204)
	(135,523)	(42,700)

At September 30, 2022 and 2021, deductible temporary differences for which no deferred tax assets are recognized are below:

	For the year ended September 30
	2022	2021
	($)	($)
Deducted temporary differences are recognized::
Non-capital losses	22,386	9,341
Marketable securities	2,704	759
Other deferred tax assets	4,294	1
	29,384	10,101

The deferred tax assets have not been recognized in the consolidated financial statements, as the Company does not consider it more likely than not that those assets will be realized in the future. As of September 30, 2022, the Company had Canadian net operating loss carryforwards of $24,470 which expire between 2040 and 2042. As of September 30, 2022, there are U.S. net operating loss carryforwards of $4,046, of which $1,280 expire between 2034 and 2036 and the remainder may be carried forward indefinitely.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. Issued capital

13.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

On October 16, 2020, GoldMining, the Company's former parent, subscribed for 5,000,000 GRC Shares for cash of $50. On December 4, 2020, the Company completed a private placement of 1,325,000 GRC Shares for gross proceeds of $2,849.

On March 11, 2021, the Company completed its initial public offering and issued 18,000,000 units at a price of $5.00 per unit for gross proceeds of $90,000. Each unit consisted of one GRC Share and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a GRC Share at a price of $7.50 per share until March 11, 2024. Further, the underwriters exercised the over-allotment option to purchase 721,347 additional GRC shares for gross proceeds of $3,603 and 1,350,000 additional common share purchase warrants for gross proceeds of $14.

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 GRC Shares with a fair value of $4.60 per share. The Company amortized the prepaid service fee over the term of the agreement and recognized $173 (2021: $173) as share-based compensation expense for the year ended September 30, 2022.

On August 23, 2021, the Company completed its acquisition of Ely by issuing 30,902,176 GRC Shares (Note 3).

On October 12, 2021, the Company issued 120,000 GRC Shares with a fair value of $626 to Blender Media Inc. ("Blender") as compensation for the expanded scope of digital marketing services for a contract term ending on June 27, 2022 (Note 16). $626 (2021: $nil) was recognized as share-based compensation expense for the year ended September 30, 2022.

On November 5, 2021, the Company completed its acquisitions of Golden Valley and Abitibi by issuing an aggregate of 61,104,200 GRC Shares with a fair value of $296,966 (Note 3).

On March 1, 2022, the Company issued 207,449 GRC Shares to acquire a 0.75% NSR royalty on a portion of the Côté Gold Project. In addition, on May 25, 2022, the Company issued an additional 50,000 GRC Shares to third parties in connection with certain acknowledgement in connection with the transaction (Note 7).

On March 22, 2022 and May 19, 2022, the Company issued 39,435 GRC Shares with fair value of $148 to service providers for the provision of marketing services. The Company amortized the prepaid service fee over the term of the agreement and recognized $148 as share-based compensation expense for the year ended September 30, 2022.

On July 5, 2022, the Company issued 56,757 GRC Shares with fair value of $125 to service providers for the provision of marketing services. The Company amortized the prepaid service fee over the term of the agreement and recognized $31 as share-based compensation expense for the year ended September 30, 2022.

On September 27, 2022 the Company issued 9,393,681 GRC Shares to acquire a portfolio of royalties from NGM (Note 7).

During the year ended September 30, 2022, the Company issued 402,938 GRC Shares in exchange for the exercise of 1,644,649 Ely Warrants and received gross proceeds of $856.

13.2 At-the-Market Program

On August 15, 2022, the Company entered into an equity distribution agreement (the "Equity Distribution Agreement") with a syndicate of agents, providing for the issuance of up to $50 million shares of GRC from treasury to the public from time to time pursuant to an "at the market" equity program (the "ATM Program"). Unless earlier terminated by the Company or the agents as permitted therein, the Equity Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the GRC Shares sold under the ATM Program reaches $50 million; or (b) September 1, 2023.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. Issued capital (continued)

13.3 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares (the "Restricted Shares") to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares were subject to restrictions that, among other things, prohibited the transfer thereof until certain performance conditions were met. In addition, if such conditions were not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions were as follows:

(1)
with respect to one-third of the Restricted Shares awarded to the holder, if the Company's initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company's assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);

(2)
with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company's royalty interests prior to October 19, 2023 (condition met); and

(3)
with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed (condition met).

During the year ended September 30, 2022, the Company recognized share-based compensation expense of $276 (2021: $409) related to the Restricted Shares.

13.4 Restricted Share Units

During the year ended September 30, 2022, the Company granted 167,849 RSUs at a weighted average value of $4.91 to certain officers, directors, and consultants of the Company. The RSUs vest in three equal annual instalments during the recipient's continual service with the Company. The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs.

During the year ended September 30, 2022, the Company recognized share-based compensation expense of $341 related to the RSUs.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. Issued capital (continued)

13.5 Reserves

The following outlines the movements of the Company's common share purchase warrants, share options and RSUs:

	Reserves
	Warrants	Share Based Awards	Total
	($)	($)	($)
Balance at September 30, 2020	—	—	—
Initial public offering:
Common share purchase warrants issued to for cash	7,045	—	7,045
Underwriters’ fees and issuance costs	(416)	—	(416)
Ely Warrants recognized in equity	2,603	—	2,603
Exercise of Ely Warrants	(27)	—	(27)
Share-based compensation - share options	—	2,199	2,199
Balance at September 30, 2021	9,205	2,199	11,404
Exercise of Ely Warrants	(913)	—	(913)
Share options issued to replace Golden Valley’s share options	—	8,991	8,991
Share-based compensation - share options	—	1,551	1,551
Share-based compensation - RSUs	—	341	341
Balance at September 30, 2022	8,292	13,082	21,374

Common Share Purchase Warrants

During the year ended September 30, 2021, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at September 30, 2022 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 1.40 years.

As at September 30, 2022, there were 13,518,252 Ely Warrants outstanding which are exercisable into 3,311,971 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants has a weighted average exercise price of C$1.10 per GRC Share and with a weighted average remaining contractual life of 0.98 years.

Share Options

The Company adopted a long-term incentive plan (the "LTIP") which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines the movements of the Company's common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2021	3,016,200	4.97
Golden Valley share options exchanged for GRC share options (Note 3)	2,498,045	1.32
Granted	577,031	4.52
Forfeited	(61,200)	4.26
Balance at September 30, 2022	6,030,076	3.42

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. Issued capital (continued)

13.5 Reserves (continued)

During the year ended September 30, 2022, the Company granted 404,517 share options at an exercise price of $4.93, 5,000 share options at an exercise price of $4.62 per share, 100,000 share options at an exercise price of $4.14, 17,514 share options at an exercise price of $3.06, 25,000 share options at an exercise price of $2.73 and 25,000 share options at an exercise price of $2.16 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The fair value of the 577,031 share options granted during the year ended September 30, 2022 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.39%
Expected life (years)	2.87
Expected volatility	47.99%
Expected dividend yield	0.14%
Estimated forfeiture rate	0.05%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable as at September 30, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	2,450,929	1.38	2.22	1,225,465	1.38	2.22
2.00 to 2.99	97,116	2.48	4.08	36,058	2.48	4.08
3.00 to 3.99	17,514	3.06	4.64	4,379	3.06	4.64
4.00 to 4.99	959,517	4.66	4.10	638,159	4.66	4.10
5.00 and above	2,505,000	5.00	3.44	2,505,000	5.00	3.44
	6,030,076	3.42	3.44	4,409,060	3.92	3.45

The fair value of the Company's share options recognized as share-based compensation expense during the year ended September 30, 2022 were $1,551 (2021: $2,188), using the Black-Scholes option pricing model.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. Issued capital (continued)

13.6 Dividends

On January 18, 2022, the Company announced the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. The Company paid dividend of $4,032 for the year ended September 30, 2022.

14. Royalty and option income

	For the year ended September 30
	2022	2021
	($)	($)
Royalty and option income were generated from:
Canadian Malartic	1,132	—
Borden	954	—
Jerritt Canyon	808	94
Others	1,050	98
	3,944	192

Others consist of advance mineral royalty payment of $386 (2021: $90) and option income of $450 (2021: $nil) for the year ended September 30, 2022.

15. Financial instruments

The Company's financial assets consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, government and bank loan, and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The Company's short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is based on the quoted market price of the short-term investments. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm's length parties in a recent transaction. The fair value of the derivative liabilities related to Ely Warrants is determined using the Black-Scholes valuation model. The fair value of derivative warrants to purchase shares in Monarch and VZZ were initially determined on a residual value basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as Level 2. Inputs used in the Black-Scholes model for derivative warrant liabilities include risk-free interest rate, volatility, and dividend yield. The fair value of the derivative liabilities related to the put and call option contracts is based on the quoted market price of these contracts.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Government and bank loan, and lease obligation are measured at amortized cost. The fair value of the government and bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

15. Financial instruments (continued)

15.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

15.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with large, reputable financial institutions. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and accounts receivable.

15.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company's working capital (current assets less current liabilities) as at September 30, 2022 was $9,746 compared to $6,380 as at September 30, 2021. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the amount available under the ATM Program, anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

15.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company's cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

15.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at September 30, 2022, a 10% change in the market price of these investments would have an impact of approximately $526 on net loss.

15.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended September 30, 2022. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the year ended September 30, 2022.

138

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

16. Related party transactions

16.1 Related Party Transactions

During the year ended September 30, 2022, the Company incurred $136 (2021: $71) in technology expenses for website design, hosting and maintenance service provided by Blender. Blender is controlled by a family member of Amir Adnani, a director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. During the year ended September 30, 2022, the Company recognized share-based compensation expense of $626 (2021: $nil) in respect of this contract.

Related party transactions are based on the amounts agreed to by the parties. During the year ended September 30, 2022, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

16.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by key management personnel of the Company for the years ended September 30, 2022 and 2021 are as follows:

	For the year ended September 30
	2022	2021
	($)	($)
Management salaries	1,453	939
Directors’ fees	442	233
Share-based compensation	1,628	2,154
	3,523	3,326

The amount payable to management and directors of $582 (September 30, 2021: $632) was included in accounts payable and accrued liabilities as at September 30, 2022. Such payables were fully settled subsequent to year end.

17. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in Brazil, Colombia, Peru, Turkey and the United States, substantially all of the Company's assets and liabilities are held in Canada.

18. Subsequent events

Val-d'Or Royalties

On December 1, 2022, the Company entered into an agreement with VZZ to sell and generate royalties on twelve prospective properties held by the Company in Québec and Ontario (the "VZZ Agreement"). Pursuant to the VZZ Agreement, the Company will:

•
divest the Company's mineral rights and interests to VZZ and retain a 0.5% to 1.0% NSR royalty on the following properties located in Québec and Ontario: Bogside, Bogside NW, Cheechoo B East, Island 27, Matachewan, Munro, North Contact, Recession Larder, Riverside, Sharks, Smokehead and Titanic;

•
assign to VZZ all rights, title, obligations and interests under the option agreement between one of the Company's subsidiaries and Eldorado Gold (Québec) Inc. dated October 8, 2021. The Company will divest the mineral rights and interests to VZZ and, subject to certain closing conditions, including but not limited to consent of the assignment from Eldorado, will retain rights to a 1.5% NSR royalty on all properties subject to joint venture agreements consisting of the Claw Lake, Cook Lake and Murdoch Creek properties in Ontario and the Perestroika Prospect in Québec; and

•
retain a right of first refusal on any royalty or similar interest that VZZ intends to sell, transfer or otherwise dispose of. Such right of first refusal is subject to our and our affiliates holding at least 10% of the outstanding common shares of VZZ. As of September 30, 2022, the Company own 35% of the outstanding common shares of VZZ.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

18. Subsequent events (continued)

The transactions contemplated by the VZZ Agreement are subject to customary closing conditions.

Royalty Referral and Strategic Alliance

On December 1, 2022, the Company entered into a strategic alliance with International Prospect Ventures Ltd. ("IZZ"), which provides the Company with a right of first refusal on any royalty or similar interest sold by IZZ in Australia. The strategic alliance also includes a royalty referral arrangement which will provide us with the opportunity to acquire certain royalties identified by IZZ in Australia in consideration for which IZZ will retain an interest in the underlying royalty on a carried-basis. The strategic alliance, including the royalty referral arrangement and right of first refusal, are subject to us and our affiliates holding at least 10% of the outstanding common shares of IZZ. As of September 30, 2022, the Company own 11% of the outstanding common shares of IZZ.

Change in year-end

Subsequent to September 30, 2022, the Company will change its fiscal year end to December 31 commencing in 2023.