Form 20-F
period 2022-12-31
Gold Royalty Corp.
filed 2023-03-27
CIK 1834026

•

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from October 1, 2022 to December 31, 2022

Commission File Number: 001-40099

Gold Royalty Corp.

(Exact name of Registrant as specified in its charter)

Not applicable	Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

(604) 396-3066

(Address of principal executive offices)

Andrew Gubbels, Chief Financial Officer

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report:

On December 31, 2022, the issuer had 143,913,069 common shares, without par value, outstanding.

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

Unless otherwise indicated, references in this transition report on Form 20-F (this “Transition Report”) to “Gold Royalty”, “GRC”, “the Company”, “we”, “us” and “our” refer to Gold Royalty Corp., a company incorporated under the laws of Canada, together with its subsidiaries unless the context requires otherwise.

We express all amounts in this Transition Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

We have made rounding adjustments to some of the figures included in this Transition Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

References herein to: (i) "NSR", mean a net smelter return royalty; (ii) NPI, mean a net profit interest royalty; and (iii) "PTR", mean a per tone (or ton) royalty.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which may not be comparable to financial data prepared by many United States companies. We present our financial statements in U.S. dollars.

Explanatory Note

In December 2022, we announced a change of our fiscal year end from September 30 to December 31. As a result, we are required to file this Transition Report for the transition period of October 1, 2022 to December 31, 2022. After filing this Transition Report, our next fiscal year end will be the fiscal year ending December 31, 2023. We note that this Transition Report is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

GLOSSARY OF TECHNICAL TERMS

Abbreviations

In this Transition Report, the abbreviation “Au” is used to express gold, and the following abbreviations are used to express units of measurement and shorthand reference to types of royalty interests:

Abbreviation	Meaning	Abbreviation	Meaning
“ft”	feet	“GRR”	gross revenue (royalty)
“g/t”	grams per tonne	“km”	kilometres
“kV”	kilovolt	“m”	metres
“NPI”	net profit interest (royalty)	“NSR”	net smelter return (royalty)
“oz”	ounces	“PTR”	per ton or tonne (royalty)

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three months ended December 31, 2022

The following discussion and analysis of our financial condition and results of operations should be read together with Item 3.A. “Selected Consolidated Financial Data” of our Annual Report on Form 20-F for the year ended September 30, 2022 (the “Annual Report” and our consolidated financial statements and related notes appearing elsewhere in this Transition Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Transition Report and in our Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the Item 3.D. “Risk Factors” section of our Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

General

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of the factors that affected our performance during the periods presented, including matters that have affected reported operations, and matters that are reasonably likely based on management’s assessment to have a material impact on future operations and results.

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Gold Royalty Corp., for the three months ended December 31, 2022, should be read in conjunction with our audited consolidated financial statements and the notes thereto for the three months ended December 31, 2022.

Our financial statements for the three months ended December 31, 2022, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A refers to various Non-IFRS measures. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as we have calculated herein, additional information has been provided in this MD&A. See “Non-IFRS Measures” in this section for detailed descriptions and reconciliations.

Unless otherwise stated, all information contained in this MD&A is as of March 27, 2023. Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Reference in this MD&A to the “Company” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Change of Fiscal Year End

In December 2022, our board of directors approved a change in our fiscal year end from September 30 to December 31. As a result, this MD&A includes financial information for the transition period from October 1, 2022, through December 31, 2022. Prior to the three months ended December 31, 2022 our fiscal year ended on September 30. In this transition report on Form 20-F (the "Transition Report"), we include financial results for the three months transition period ended December 31, 2022, compared to the financial results for the three months ended December 31, 2021.

Business Overview

We are a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 216 royalties across properties of various stages, including 7 royalties on production stage properties.

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

In carrying out our long-term growth strategy, we seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

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

We generally do not conduct development or mining operations on the properties in which we hold interests and we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Summary of Results

The following table sets forth selected financial information for the three months transition period ended December 31, 2022, the three month ended December 31, 2021, and the most recently completed fiscal years ended September 30, 2022 and 2021, respectively:

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	September 30, 2022	September 30, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Total revenue	582	533	3,944	192
Net loss	(2,204)	(6,841)	(17,346)	(15,006)
Net loss per share, basic and diluted	(0.02)	(0.06)	(0.14)	(0.45)
Dividends declared per share	0.01	—	0.03	—
Non-IFRS and Other Measures
Total Revenue and Option Proceeds*	1,131	1,018	5,724	222
Adjusted Net Loss*	(3,373)	(3,540)	(12,462)	(9,338)
Adjusted Net Loss Per Share, basic and diluted*	(0.02)	(0.03)	(0.10)	(0.28)
Total Gold Equivalent Ounces (“GEOs”)*	336	297	2,156	104
Cash flow used in operating activities, excluding changes in non-cash working capital*	(2,315)	(5,894)	(12,169)	(9,088)
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses*	(2,200)	(1,836)	(6,576)	(5,853)

* See “Non-IFRS Measures”.

Fiscal Highlights for three months ended December 31, 2022

Summary of Quarterly Highlights

•
Total Revenue and Option Proceeds of $1.1 million for the three months ended December 31, 2022, an 11% increase from the three months ended December 31, 2021. "Total Revenue and Option Proceeds is a non-IFRS Measure. See "Non-IFRS Measures".

•
With approximately $35 million in available liquidity, inclusive of a $15 million accordion feature in its credit facility (available subject to certain additional conditions), the Company is positioned well for further growth.

3

•
The Company forecasts between $5.5 million and $6.5 million in Total Revenues and Option Proceeds in 2023.

•
Gold Royalty now holds 216 royalties with a focus on the top ranked mining jurisdictions in the Americas (Fraser Institute Annual Survey of Mining Companies 2021 Investment Attractiveness Index).

•
Gold Royalty declared its fifth consecutive quarterly dividend in 2022, yielding over 1.8% at current share prices.

Select royalty portfolio highlights include:

•
Odyssey Project (3.0% NSR over the northern portion of the project): On February 16, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") disclosed that the Canadian Malartic mine and the Odyssey mine will now form the Canadian Malartic Complex with initial production from the underground Odyssey mine expected to commence in March 2023, with production ramping up through the remainder of the year. Infill drilling continues to expand and upgrade mineral resources. 102,000 metres of exploration drilling is planned for 2023 at Odyssey with four key objectives: conversion of resources to higher confidence at East Gouldie; testing the extents of East Gouldie; converting extensions of the Odyssey South deposit; and further exploration of additional internal zones at Odyssey.
•
Côté Gold Project (0.75% NSR royalty over the southern portion of the project): On February 16, 2023, IAMGOLD Corporation ("IAMGOLD") disclosed that, as of December 31, 2022, the Côté Gold project was estimated to be approximately 73% complete. It further disclosed that IAMGOLD believes that the aggregate proceeds from the sale of its interest in the Rosebel mine, the anticipated proceeds from the sale of the Bambouk assets and funds to be provided by Sumitomo under the joint venture for the mine will meet the estimated remaining funding requirements for the completion of construction at the Côté Gold Project based on the current schedule and estimate. IAMGOLD further stated that the Côté Gold project is expected to commence production in early 2024 when it is expected to become Canada’s third largest gold mine by production.
•
Ren Project (1.5% NSR royalty and 3.5% NPI): On February 15, 2023, Barrick Gold Corporation ("Barrick") announced its 2022 results, including a corporate presentation that highlighted an increase in inferred resources at Ren and stated that growth is expected to continue in 2023.
•
Fenelon Gold Project (2.0% NSR royalty over the majority of the project): On January 17, 2023 Wallbridge Mining Company Limited (“Wallbridge”) announced an updated mineral resource estimate for the Fenelon Gold project. The updated mineral resource estimate is expected to form the foundation for Wallbridge's upcoming preliminary economic assessment of Fenelon, which is the second quarter of 2023.
•
Granite Creek Mine Project (10.0% NPI): On March 14, 2023, i-80 provided an update and recap of progress at the Granite Creek Mine Project during the 2022. Multiple underground levels have been developed, especially on the Ogee Zone, and i-80 continued to extend the decline to depth, with the goal of initiating access to the new South Pacific Zone located immediately below and to the north of the underground mine workings. i-80 targets to complete underground drilling and bring the newly discovered South Pacific Zone into the Granite Creek mine plan in 2023. In the upper parts of the mine, high-grade gold mineralization was being defined in the Otto, Adam Peak and Range Front horizons, while from the lower levels drilling was focused on defining mineralization in the Ogee Zone that is expected to be the primary zone in the near future.
•
Jerritt Canyon Mine (0.5% NSR royalty & PTR): On March 20, 2023 First Majestic announced it is taking action to reduce overall costs by reducing investments, temporarily suspending all mining activities and reducing its workforce at Jerritt Canyon effective immediately. During the suspension, First Majestic intends to process approximately 45,000 tonnes of aboveground stockpiles through the plant. Exploration activities are expected to also continue throughout 2023 with several additional plans for optimization of the asset. As a result of the suspension, First Majestic’s previous production and cost guidance for Jerritt Canyon can no longer be relied upon. First Majestic’s revised consolidated production and cost guidance, including capital investments, are expected to be published in July. Gold Royalty notes that Jerritt Canyon accounts for less than 2% of its portfolio net asset value based on consensus estimates.

Selected Developments

The following is a description of selected developments respecting our business since the beginning of the three months ended December 31, 2022. See also “ – Selected Asset Updates” for information regarding recent developments respecting the selected projects in which we hold royalty interests.

Val d'Or Mining Royalties and Strategic Alliance

On December 1, 2022, through our subsidiaries, we entered into an agreement (the "VZZ Agreement") with Val d'Or Mining Corporation ("VZZ"), whereby, among other things, our subsidiary Golden Valley Mines and Royalties Ltd. ("Golden Valley") would transfer to VZZ interests in 12 prospective properties held by it in exchange for royalties thereon. The subject properties are located in Québec and Ontario. The transactions under the VZZ Agreement were completed in January 2023, pursuant to which Golden Valley:

•
divested mineral rights and other interests to VZZ and retained a 0.5% to 1.0% NSR royalty on the following properties located in Québec and Ontario: Bogside, Bogside NW, Cheechoo B East, Island 27, Matachewan, Munro, North Contact, Recession Larder, Riverside, Sharks, Smokehead and Titanic;
•
assigned to VZZ certain mineral rights and interests under an option agreement with Eldorado Gold (Québec) Inc. and retained a 1.5% NSR royalty on the Claw Lake, Cook Lake and Murdoch Creek properties in Ontario and the Perestroika Prospect in Québec; and
•
retained a right of first refusal on any royalty or similar interest that VZZ intends to sell, transfer or otherwise dispose of. Such right of first refusal is subject to our and our affiliates holding at least 10% of the outstanding common shares of VZZ. As of the date of this Transition Report, we own approximately 35% of the outstanding common shares of VZZ.

Royalty Referral and Strategic Alliance

On December 1, 2022, we entered into a strategic alliance with International Prospect Ventures Ltd. ("IZZ"), which provides us with a right of first refusal on any royalty or similar interest sold by IZZ in Australia. The strategic alliance also includes a royalty referral arrangement which will provide us with the opportunity to acquire certain royalties identified by IZZ in Australia in consideration for which IZZ will retain an interest in the underlying royalty on a carried-basis. The strategic alliance, including the royalty referral arrangement and right of first refusal, are subject to us and our affiliates holding at least 10% of the outstanding common shares of IZZ. As of the date of this Transition Report, we own approximately 11% of the outstanding common shares of IZZ.

Expanded Revolving Credit Facility

On February 13, 2023, we announced an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by $10 million to $35 million. The expanded credit facility consists of a $20 million secured revolving credit facility (the “Facility”), with an accordion feature providing for an additional $15 million of availability, as further described below.

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable. The Facility has a maturity date of March 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

As of the date hereof, the Company has drawn $10 million under the Facility.

Dividend Reinvestment Plan (“DRIP”)

On February 16, 2023, we adopted the Gold Royalty Corp. Dividend Reinvestment Plan (the “DRIP”). In the event that we declare a cash dividend on our common shares, eligible shareholders who have enrolled in the DRIP will be able to receive such dividend in the form of common shares. At our election, the common shares distributed under the DRIP will either be newly issued shares acquired from us (a “treasury acquisition”) or shares purchased on the open market (a “market acquisition”), or any combination thereof. At our discretion, common shares may be purchased in a treasury acquisition at a discount of up to 5% of the “average market price,” as defined in the DRIP, with such discount to be determined by the Company from time to time in its sole discretion and announced by way of press release. As of the date of hereof, the discount is set at 3%. Shareholders that do not participate in the DRIP will continue to receive cash dividends in the usual manner.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties. Please refer to our Annual Report on Form 20-F for the year ended September 30, 2022 for additional information regarding our interests.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Property, including a 3.0% NSR royalty on portions of the Canadian Malartic mine and Odyssey Mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, East

Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Mine Property. The Canadian Malartic Property is owned and operated by Agnico Eagle.

We also hold 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million plus an additional 0.5% NSR for $1.0 million) and a 15% NPI on the Radium Property.

•
On October 26, 2022, Agnico Eagle announced that construction and development activities remain on schedule at Odyssey with shaft sinking activities expected to commence in early January 2023 and initial production from the Odyssey South ramp expected in March 2023. It disclosed that the expanded third quarter drill program focused on infill drilling at Odyssey South, on drill testing the Odyssey Internal zones and on infill and step-out drilling at East Gouldie.
•
On November 4, 2022 Agnico Eagle and Pan American Silver Corp. ("Pan American") announced that they had delivered a definitive binding offer to the board of directors of Yamana pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana and Yamana would sell certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine and Odyssey project, located in Québec. On February 16, 2023 Agnico Eagle announced that the acquisition of Yamana’s Canadian assets is expected to close in March 2023.
•
On February 16, 2023 Agnico Eagle announced, among other things that:
o
Underground development remains on schedule with initial production and start of shaft sinking expected in March 2023 and that delineation drilling of the Internal Zones at Odyssey South in 2022 showed potential to add production in 2024 to 2026.
o
Exploration in 2023 is expected to focus on further testing of the Internal Zones, expanding the East Gouldie Zone to the east and west and mineral resource conversion. Drilling will also be carried out to test other near surface and underground opportunities to leverage excess mill capacity and infrastructure. Agnico Eagle expects to spend a total of approximately $21.8 million for 164,000 metres of drilling at Canadian Malartic. Exploration at the Odyssey project includes $11.8 million for 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional inferred mineral resources to indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's Internal Zones.
o
Production from the Odyssey mine is expected to commence in March 2023, with the mined ore to be processed at the Canadian Malartic mill. In 2023, production is expected to be sourced from the Canadian Malartic pit, the Barnat pit and the Odyssey mine, complemented by ore from the low-grade stockpiles. The Canadian Malartic pit is expected to be completed late in the first half of 2023. The Odyssey mine is forecast to gradually ramp-up production in 2023, with an expected start in March 2023. The Odyssey mine is expected to contribute approximately 50,000 ounces of gold in 2023 and 80,000 ounces of gold in 2024 and 2025 to Canadian Malartic Complex payable production.
o
As of February 16, 2023, Agnico Eagle announced that thirteen drill rigs were active at Odyssey, with five underground drills in the Odyssey South and Internal zones and eight surface drills focused on infilling and expanding the East Gouldie mineralization. The joint venture drilled 177,163 metres (100% basis) on the mine site and regional exploration during 2022. With continued exploration success at the Odyssey project, Agnico Eagle is planning to update the internal preliminary economic assessment study during 2023 and future conversion of mineral resources to mineral reserves is expected at the Odyssey project at year-end 2023.
o
Agnico Eagle announced on February 16, 2023 that it expects to have up to 40,000 tonnes per day of excess mill capacity at the Canadian Malartic Complex starting in 2028 as processing of open pit ore and low-grade stockpiles begins to wind down and processing transitions to the higher-grade underground Odyssey mine. Other opportunities on the Canadian Malartic property that could potentially provide additional mill feed include:
▪
Odyssey South Internal zones and the Jupiter Zone, partially covered by the Company’s royalty;
▪
The East Gouldie Corridor from surface to a depth of 600 metres;
▪
The East Malartic mine area below 600 metres depth, partially covered by the Company’s royalty;
▪
Rand Malartic;
▪
East Amphi;
▪
Midway, covered by the Company’s royalty

For more information, refer to Agnico Eagle’s news releases dated October 26, 2022, November 4, 2022, and February 16, 2023, available under Agnico Eagle’s profile on www.sedar.com

Côté Gold Project

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Project ("Côté") in Ontario, Canada.

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

On December 19, 2022, IAMGOLD announced that it had reached an agreement to amend the Côté Gold Joint Venture Agreement with Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc. ("Sumitomo"). Under the Agreement, commencing in January 2023, Sumitomo will contribute certain of IAMGOLD's funding amounts to the Côté Gold Project that in aggregate are expected to total approximately $340 million over the course of 2023. As a result of Sumitomo funding such amounts, IAMGOLD will transfer, in aggregate, an approximate 10% interest in Côté to Sumitomo and IAMGOLD will remain the operator of the Côté Gold Project.

For more information, refer to IAMGOLD’s news releases dated November 8, 2022, December 19, 2022, December 20, 2022, and February 16, 2023 available under its profile at www.sedar.com.

Ren Project

We hold a 1.5% NSR and a 3.5% NPI over the Ren Project ("Ren"), part of Barrick’s Carlin Complex, in Elko County, Nevada, USA.

On November 3, 2022, Barrick announced its third quarter results including an update on its Ren Project, a growth prospect at the Carlin complex in Nevada. At Ren, drilling continues to grow inferred resources for the end of 2022 in the significantly sheared JB Zone, as well as the confidence in the continuity of mineralization in the structurally complex Corona Corridor, where MRC-22002 drilled within the highly sheared Devonian Rodeo Creek formation returned 16.0 meters (TW 9.1 meters) at 17.35 g/t Au. Assays are pending for other drillholes to test continuity of high-grade mineralization within the JB Zone. Results are expected to further expand the inferred resource footprint. Remaining drilling this year will continue to focus on the exploration potential in the JB Zone and expand the western Corona Corridor.

On February 15, 2023, Barrick announced its financial and operating results for the full year of 2022, including updates on the Carlin Complex.

For further information, refer to Barrick’s news release dated November 3, 2022 and February 15, 2023 available under its profile at www.sedar.com.

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

On March 14, 2023, i-80 announced its operating and financial results for the year ended December 31, 2022 including an update and recap of progress at the Granite Creek Mine Project during the year. The 2022 underground drill program at Granite Creek was focused on delineating mineralization for mining as well as upgrading and expanding resources expected to provide the bulk of mineralization to be mined in the following twelve months. Multiple underground levels have been developed, especially on the Ogee Zone, and i-80 continued to extend the decline to depth, with the goal of initiating access to the new South Pacific Zone located immediately below and to the north of the underground mine workings. i-80 targets to complete underground drilling and bring the newly discovered South Pacific Zone into the Granite Creek mine plan in 2023. In the upper parts of the mine, high-grade gold mineralization was being defined in the Otto, Adam Peak and Range Front horizons, while from the lower levels drilling was focused on defining mineralization in the Ogee Zone that is expected to be the primary zone in the near future. The amount of drilling completed as of December 31, 2022 totaling 25,569 feet was in line with i-80’s drilling plan.

For further information, refer to i-80’s news release dated November 8, 2022 available under its profile at www.sedar.com

Jerritt Canyon Mine

We hold a 0.5% NSR royalty over the Jerritt Canyon Mine in Elko County, Nevada, USA. We also hold an incremental per ton royalty interest on the Jerritt Canyon processing facility.

On October 18, 2022, First Majestic announced its third quarter production including an operational update on the Jerritt Canyon Mine in Nevada. During the quarter, Jerritt Canyon produced 16,299 ounces of gold, representing a 13% decrease compared to the prior quarter. The decrease was primarily due to a 15% decrease in tonnes milled in order to complete its annual maintenance overhaul of the dual roasters in September which resulted in an increased ore stockpile of approximately 27,600 tonnes due to the planned 14-day maintenance shutdown.

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

On January 19, 2023, First Majestic announced production results for the fourth quarter of 2022 and outlined production guidance for 2023. Jerritt Canyon produced 16,845 ounces of gold during the three months ended December 31, 2022. The secondary escapeway in the West Generator mine was completed in November 2022 allowing for improved ore production although a severe cold weather disturbance in December limited haulage and deliveries to the plant. It further discloses that with the additional ramp up of Smith Zone 10 and the restart of the Saval II mine, gold production at Jerritt Canyon is expected by First Majestic to be between 119,000 to 133,000 ounces in 2023, representing a mid-point increase of 74% compared to 2022.

First Majestic also disclosed its exploration plans for 2023. At Jerritt Canyon, approximately 112,900 metres are planned to drill a mixture of surface and underground infill, step-out, and exploratory holes to support the life of mine and test the presence of new ore bodies. Surface exploration will aim to test newly identified targets on the property, including follow up drilling from recent drill intercepts at Winters Creek and Waterpipe II. Underground drilling is planned for SSX, Smith and West Generator where the focus is to replicate the Smith Zone 10 success by targeting above the water table, near active development mineralization to facilitate a fast turnaround to mining.

On March 20, 2023 First Majestic announced it is taking action to reduce overall costs by reducing investments, temporarily suspending all mining activities and reducing its workforce at Jerritt Canyon effective immediately. During the suspension, First Majestic intends to process approximately 45,000 tonnes of aboveground stockpiles through the plant. Exploration activities are expected to also continue throughout 2023 with additional plans to:

•
Explore for new regional discoveries and expand current known reserves and resources.

•
Analyze the optimization of bulk mining and cost-effective mining methods.

•
Conversion of inferred and indicated resources into measured resources.

•
Reduce mining costs through adopting self-perform mining and improve contractor rates and terms.

•
Continue modernizing the processing plant to be able to better withstand severe weather conditions.

As a result of the suspension, the First Majestic’s previous production and cost guidance for Jerritt Canyon can no longer be relied upon. First Majestic’s revised consolidated production and cost guidance, including capital investments, are expected to be published in July.

In light of the suspension announcement, we performed an impairment test at December 31, 2022. For further information refer to the financial statements.

For more information, refer to First Majestic’s news release dated October 18, 2022 and January 19, 2023, available under its profile at www.sedar.com.

Fenelon Gold Project

We hold a 2.0% NSR royalty over the Fenelon Gold Project in Québec, Canada.

On January 17, 2023 Wallbridge announced an updated mineral resource estimate for the Fenelon Gold project prepared under NI 43-101. The updated mineral resource estimate is expected to form the foundation for Wallbridge's upcoming preliminary economic assessment ("PEA") of Fenelon, which is expected to be completed in Q2 2023

Wallbridge also announced its 2023 exploration plan which includes 15,000 meters of drilling on the Fenelon project. The 15,000 metres of drilling planned for Fenelon, which remains open laterally and at depth in multiple directions, will follow up on recent exploration results (see Wallbridge press releases dated November 8 and December 8, 2022) that continue to expand the known gold system. The 2023 program will focus on completing large-spaced drill step-outs on known gold zones and testing extensions of the main host rocks

(Jeremie Diorite, Main Gabbro), as well as structures that are recognized as being important in controlling gold mineralization (Sunday Lake Deformation Zone, Jeremie Fault, and other secondary fault zones) to potentially discover new gold zones. In addition, Wallbridge will continue de-risking the project with further technical studies, environmental and permitting activities.

For more information, refer to Wallbridge’s news release dated January 17, 2023, available under its profile at www.sedar.com.

Railroad-Pinion Project

We hold a 0.436% NSR royalty over portions of the Railroad-Pinion Project in Elko County, Nevada, USA.

On February 9, 2023 Orla Mining Ltd. (“Orla”) provided an update on its exploration activities on its South Railroad Project (“South Railroad”) in 2022 and an overview of exploration plans for 2023. The resumption of exploration activities in mid-2022 resulted in promising drill results from multiple satellite oxide mineralized zones and targets across the 21,000-hectare South Railroad land package. Infill and selected step-out drilling was performed with the objective to upgrade inferred resources at the Pinion SB, POD, Sweet Hollow and Jasperoid Wash oxide deposits, define potential new resources at the Dixie mineralized zone, and advance the early-stage LT target. Inferred mineral resource estimates for Pinion SB, POD, Sweet Hollow, and Jasperoid Wash are expected to be updated in the second half of 2023, incorporating assay and metallurgical test study results from the 2022 core and reverse circulation (“RC”) drill program, as well as from historical drill holes. Orla outlined a $10 million exploration budget for South Railroad in 2023 which would include approximately 22,400 metres of drilling (16,500 metres of RC drilling and 5,900 metres of core).

For more information, refer to Orla Mining's news releases dated February 9, 2023, available under its profile at www.sedar.com.

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

On February 7, 2023, Calibre announced its 2023 resource expansion drill programs which outlined a US$9 million exploration budget for 40,000 meters of drilling focused on new discoveries outside the fence at both Pan and Gold Rock. There are numerous discovery opportunities along a 5 km trend south of the Pan resource area and centered on the new Coyote discovery to be drilled following up on recent drilling success. Calibre’s generative program is also underway including mineral alteration classification and structural interpretation.

For more information, refer to Calibre's news release dated November 22, 2022 and February 7, 2023, available under its profile at www.sedar.com.

Whistler Gold-Copper Project

We hold a 1.0% NSR royalty over the Whistler Project in Alaska, USA.

On February 27, 2023, GoldMining Inc. (“GoldMining”) announced it created a new subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), which will be focused on advancing the Whistler gold-copper Project, located in Alaska, USA. GoldMining's board of directors has approved a strategy to have U.S. GoldMining operated as a separate public company through an initial public offering or similar transaction. On February 27, 2023, GoldMining announced that U.S. GoldMining had filed a registration statement in respect of its initial public offering.

For more information, refer to GoldMining’s news release dated February 27, 2023, available under its profile at www.sedar.com.

Overall Performance

Selected Financial Information

The following table sets forth selected financial information for the three months transition period ended December 31, 2022, the three months ended December 31, 2021, and the most recently completed fiscal years ended September 30, 2022 and 2021, respectively:

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	September 30, 2022	September 30, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Total revenue	582	533	3,944	192
Net loss	(2,204)	(6,841)	(17,346)	(15,006)
Net loss per share, basic and diluted	(0.02)	(0.06)	(0.14)	(0.45)
Dividends declared per share	0.01	—	0.03	—
Total assets	682,410	677,364	688,614	279,499
Total non-current financial liabilities	9,694	5,073	9,661	4,560
Non-IFRS and Other Measures
Total Revenue and Option Proceeds*	1,131	1,018	5,724	222
Adjusted Net Loss*	(3,373)	(3,540)	(12,462)	(9,338)
Adjusted Net Loss Per Share, basic and diluted*	(0.02)	(0.03)	(0.10)	(0.28)
Total Gold Equivalent Ounces (“GEOs”)*	336	297	2,156	104
Cash flow used in operating activities, excluding changes in non-cash working capital*	(2,315)	(5,894)	(12,169)	(9,088)
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses*	(2,200)	(1,836)	(6,576)	(5,853)

* See “Non-IFRS Measures”.

During the three months ended December 31, 2022 and December 31, 2021, respectively, we incurred a net loss of $2.2 million and $6.8 million, or net loss per share of $0.02 and $0.06. The decrease in net loss was primarily the result of reduced expenses related to acquisition-related activities.

We had revenue of $0.6 million and $0.5 million for the three months ended December 31, 2022 and December 31, 2021, respectively. Such revenue primarily related to revenue generated from the portfolio of royalties and optioned mineral properties that were acquired through the acquisitions of Ely Gold Royalties Inc. ("Ely"), Golden Valley and Abitibi Royalties Inc. ("Abitibi").

During the three months ended December 31, 2022, and December 31, 2021, we had $1.1 million and $1.0 million in Total Revenue and Option Proceeds, respectively, of which $0.6 million and $0.5 million were credited against the carrying value of mineral properties for the three months ended December 31, 2022, and December 31, 2021, respectively. See "Non-IFRS Measures".

The increase in total revenue to $3.9 million for year ended September 30, 2022, was primarily related to revenue generated from the portfolio of royalties and optioned mineral properties that were acquired in August 2021 and November 2021 through the acquisitions of Ely, Golden Valley and Abitibi.

During the year ended September 30, 2022, we earned $5.7 million in Total Revenue and Option Proceeds, of which $1.8 million was credited against the carrying value of mineral properties. See "Non-IFRS Measures".

During the year ended September 30, 2022, net loss increased from $15.0 million to $17.3 million as we incurred consulting and professional fees and other expenses in connection with project evaluation and corporate development, addition of employees and operating expenses incurred for the Ely, Abitibi and Golden Valley operations. Total assets increased from $279.5 million to $688.6 million which was primarily attributed to the additional royalties acquired during the year ended September 30, 2022, of which $366.1 million was acquired through the business combination with Golden Valley and Abitibi.

Total non-current financial liabilities of $9.7 million as at September 30, 2022 mainly represents the outstanding balance of the Facility of $9.4 million.

See Selected 2022 Developments” for further information regarding our activities during the three months ended December 31, 2022.

Trends, events and uncertainties that are reasonably likely to have an effect on our business include developments in the gold markets, as well as general financial market conditions, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying our interests, as discussed elsewhere in this MD&A.

Discussion of Operations

Three months ended December 31, 2022, compared to three months ended December 31, 2021

During the three months ended December 31, 2022, we had total revenue of $0.6 million, consisting of royalty income of $0.4 million, advance mineral royalty payment of $0.05 million and option income relating to other mineral interests of $0.1 million, compared to

$0.5 million for the three months ended December 31, 2021, which consisted of royalty income of $0.4 million, advance mineral royalty payment of $0.05 million and option income relating to other mineral interests of $0.05 million.

The following provides a breakdown of our revenue by assets for the periods indicated:

	Three months ended
	December 31, 2022	December 31, 2021 (Unaudited)
(in thousands of dollars)	($)	($)
Canadian Malartic	195	62
Borden	63	—
Jerritt Canyon	148	305
Others	176	166
	582	533

Others consist of royalty income on Isabella Pearl Mine of $0.03 million, advance mineral royalty payment of $0.05 million, and option income of $0.10 million for the three months ended December 31, 2022. For the three months ended December 31, 2021, others consisted of royalty income on Isabella Pearl Mine of $0.03 million, advance mineral royalty payment of $0.05 million, and option income of $0.08 million.

During the three months ended December 31, 2022, we incurred consulting fees of $0.2 million, compared to $3.2 million for the three months ended December 31, 2021. The decrease in consulting fees primarily related to reduced costs in connection with evaluation and transaction activities. Consulting fees in the three months ended December 31, 2021 comprised primarily of fees related to advisory services incurred in connection with project evaluation and corporate development activities. In the three months ended December 31, 2021, consulting fees included $3.0 million of one-time, non-recurring transaction specific amounts related to corporate development and advisory services in connection with the Company's acquisitions during the period.

During the three months ended December 31, 2022 and December 31, 2021, we incurred management and directors’ fees of $0.4 million and $0.2 million, respectively. Management and directors' fees primarily consisted of salaries paid or payable to members of senior management and fees paid to the directors of the Company.

During the three months ended December 31, 2022, we incurred general and administrative costs of $1.7 million which primarily consist of insurance expense of $0.4 million, investor communications and marketing expenses of $0.6 million incurred in connection with our awareness programs, transfer agent and regulatory fees of $0.1 million, office and technology expenses of $0.2 million, and employee salaries and benefits of $0.4 million. During the three months ended December 31, 2021, we incurred general and administrative costs of $1.4 million, which primarily consist of insurance expense of $0.6 million, investor communications and marketing expenses of $0.3 million incurred in connection with the Company's awareness programs, transfer agent and regulatory fees of $0.1 million, office and technology expenses of $0.2 million and salaries, wages and benefits of $0.2 million. The increase in general and administrative costs was primarily the result of the consolidation of administrative expenses incurred by Ely, Golden Valley and Abitibi after their respective acquisitions.

During the three months ended December 31, 2022 and December 31, 2021, we incurred professional fees of $0.7 million and $1.8 million, respectively. Professional fees primarily consist of transaction-related expenses for transactions under evaluation, audit fees and legal fees for general corporate and securities matters. Excluding one-time, non-recurring costs related to the acquisitions of Ely, Golden Valley and Abitibi and the Elemental Offer, total professional fees totaled $0.8 million during the three months ended December 31, 2021.

During the three months ended December 31, 2022 and December 31, 2021, we recognized share-based compensation expense of $1.1 million and $0.9 million, respectively. For the three months ended December 31, 2022, $0.2 million was related to the vesting of restricted share units, $0.8 million related to the vesting of our share options issued to our management, directors, employees and consultants, and the amortization of the fair value of shares issued by the Company to contractors for marketing services of $0.1 million. For the three months ended December 31, 2021, $0.2 million was related to the vesting of performance based restricted shares awarded in 2020, and $0.4 million represented the fair value of share options issued by the Company to management, directors, employees and consultants of the Company. A further $0.3 million represented the fair value of shares issued by the Company to contractors for marketing services.

During the three months ended December 31, 2022 and December 31, 2021, we incurred mining claims maintenance expense of $0.04 million and $0.06 million, respectively. The maintenance expenses were paid to maintain mineral properties acquired as part of the acquisition of Ely, Golden Valley and Abitibi.

During the three months ended December 31, 2022 and December 31, 2021, we recognized a fair value gain on our derivative liabilities of $0.3 million and $0.09 million. The fair value gain recognized was a function of the changes in our share price, estimated volatility and interest rate, which are inputs to the remeasurement of the fair value of the outstanding share purchase warrants of Ely (an "Ely Warrant") that were outstanding as at December 31, 2022 and December 31, 2021, respectively. The warrants expire on May 21, 2023.

During the three months ended December 31, 2022 and December 31, 2021, we recognized a fair value gain on our short-term investments of $1.1 million and $0.5 million, respectively. The gain recognized resulted from the increase in the fair value of marketable securities. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

During the three months ended December 31, 2022, we incurred interest expenses of $0.3 million on the Facility. No interest expense was incurred during the three months ended December 31, 2021.

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

	Year ended
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

During the year ended September 30, 2022, we recognized share-based compensation expense of $3.1 million as compared to $3.3 million in the previous fiscal year, of which $0.3 million was related to the vesting of performance based restricted shares as compared to $0.4 million in the previous fiscal year, $0.3 million was related to the vesting of restricted share units, $1.6 million represents the vesting of our share options issued to our management, directors, employees and consultants as compared to $2.2 million in the previous fiscal year. The share-based compensation expense also included the amortization of the fair value of shares issued by the Company to contractors for marketing services of $0.9 million for the year ended September 30, 2022.

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

Summary of Quarterly Results

The following table sets forth our selected quarterly financial results for each of the three month periods indicated:

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Royalty and option income	582	866	1,907	638
Net loss	(2,204)	(4,677)	(3,438)	(2,388)
Net loss per share, basic and diluted	(0.02)	(0.03)	(0.03)	(0.02)
Dividends declared per share	0.01	0.01	0.01	0.01
Non-IFRS and Other Measures
Total Revenue and Option Proceeds*	1,131	923	2,024	1,808
Adjusted Net Loss*	(3,373)	(3,498)	(2,153)	(3,269)
Adjusted Net Loss Per Share, basic and diluted*	(0.02)	(0.03)	(0.02)	(0.02)
Total Gold Equivalent Ounces (“GEOs”)*	336	501	1,018	340
Cash flow used in operating activities, excluding changes in non-cash working capital*	(2,315)	(2,493)	(603)	(3,177)
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses*	(2,200)	(2,493)	(28)	(2,217)
Statement of Financial Position
Total assets	682,410	688,614	671,148	678,035
Total non-current liabilities	144,782	145,184	135,298	138,779

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Royalty and option income	533	192	—	—
Net loss	(6,841)	(9,215)	(3,035)	(2,256)
Net loss per share, basic and diluted	(0.06)	(0.17)	(0.07)	(0.08)
Dividends declared per share	—	—	—	—
Non-IFRS and Other Measures
Total Revenue and Option Proceeds*	1,018	222	—	—
Adjusted Net Loss*	(3,540)	(4,420)	(2,260)	(2,235)
Adjusted Net Loss Per Share, basic and diluted*	(0.03)	(0.08)	(0.05)	(0.08)
Total Gold Equivalent Ounces (“GEOs”)*	297	104	—	—
Cash flow used in operating activities, excluding changes in non-cash working capital*	(5,894)	(5,279)	(2,240)	(1,217)
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses*	(1,836)	(2,854)	(1,430)	(1,217)
Statement of Financial Position
Total assets	677,364	279,499	101,368	103,303
Total non-current liabilities	141,450	47,260	—	—

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

The decrease in net loss in the three months ended December 31, 2022, compared to three months ended December 31, 2021, is primarily attributed to a decrease in consulting fee of $3.1 million, insurance fees of $0.1 million, professional fees of $1.2 million and our share of loss in VZZ of $0.1 million, offset by an increase in management and directors’ fees of $0.2 million, salaries, wages and benefits of $0.1 million, investor communications and marketing expenses of $0.2 million and share-based compensation expense of $0.2 million.

Outlook

Gold Royalty expects to receive $5.5 million and $6.5 million in Total Revenues and Option Proceeds in 2023 based on the production guidance published to date by the operators of the properties underlying the Company’s interests, a forecasted gold price ranging from $1,700 per ounce to $2,000 per ounce and expected payments on optioned properties. The Company expects to incur $7.0 million to $8.0 million in recurring cash operating expenses in 2023, a midpoint decrease of 30% compared to fiscal 2022. Gold Royalty is poised to generate net free cash flow in 2024 when a number of its growth projects ramp up in production, including the long-life cornerstone mines at Cote and Odyssey.

The foregoing projected outlook constitutes forward-looking information and is intended to provide information about management’s current expectations for the Company’s 2023 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company’s expectations as set forth herein. See “Forward-Looking Statements”.

In preparing the above outlook, the Company assumed, among other things, that the operators of the projects underlying royalties will meet expected production milestones and forecasts for the applicable period and that operators of optioned properties will elect to make all expected option payments over the period. This section includes forward-looking statements. See “Forward-Looking Statements”.

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

14

•
Adjusted Net Loss

Adjusted Net Loss is calculated by deducting the following from net income: transaction-related expenses, share of (gain)/loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short-term investments, gain on disposition of short-term investments, gain on loan modification, foreign exchange gain/(loss) and other income/(expense). Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. We included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(2,204)	(4,677)	(3,438)	(2,388)
Transaction-related expenses	115	—	575	960
Share of (gain)/loss in associate	(1)	(2)	47	108
Dilution gain in associate	—	—	(20)	(80)
Impairment of royalty	—	—	—	3,821
Change in fair value of derivative liabilities	(278)	136	(2,836)	(1,798)
Change in fair value of short-term investments	(1,060)	1,359	3,627	(3,875)
Foreign exchange (gain)/loss	42	(21)	3	(13)
Gain on loan modification	—	(316)	—	—
Other (income)/expense	13	23	(111)	(4)
Adjusted Net Loss	(3,373)	(3,498)	(2,153)	(3,269)
Weighted average number of common shares	143,913,069	134,822,619	134,372,502	134,019,359
Adjusted Net Loss Per Share, basic and diluted	(0.02)	(0.03)	(0.02)	(0.02)

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(6,841)	(9,215)	(3,035)	(2,256)
Transaction-related expenses	4,058	2,425	810	—
Share of loss in associate	143	—	—	—
Change in fair value of derivative liabilities	(90)	1,511	—	—
Change in fair value of short-term investments	(542)	168	—	—
Foreign exchange loss	(23)	706	9	29
Other income	(245)	(15)	(44)	(8)
Adjusted Net Loss	(3,540)	(4,420)	(2,260)	(2,235)
Weighted average number of common shares	109,907,519	54,387,749	41,602,391	26,921,180
Adjusted Net Loss Per Share, basic and diluted	(0.03)	(0.08)	(0.05)	(0.08)

•
GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

For three months ended:	Units	Average Gold Price
December 31, 2021	(US$/oz)	1,796
March 31, 2022	(US$/oz)	1,877
June 30, 2022	(US$/oz)	1,874
September 30, 2022	(US$/oz)	1,729
December 31, 2022	(US$/oz)	1,731

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

15

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

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(2,204)	(4,677)	(3,438)	(2,388)
Items not involving cash:
Depreciation	29	27	21	15
Depletion	216	(56)	1,037	488
Interest expense	285	259	269	105
Other expenses/(income)	13	(31)	(3)	(1)
Share-based compensation	1,078	394	705	1,146
Change in fair value of short-term investments	(1,060)	1,359	3,627	(3,875)
Change in fair value of derivative liabilities	(278)	136	(2,836)	(1,798)
Impairment of royalty	—	—	—	3,821
Share of loss in associate	(1)	(2)	47	108
Dilution gain in associate	—	—	(20)	(80)
Deferred tax expense (tax recovery)	(435)	371	(15)	(652)
Gain on loan modification	—	(316)	—	—
Foreign exchange (gain)/loss	42	43	3	(66)
Cash flow used in operating activities, excluding changes in non-cash working capital	(2,315)	(2,493)	(603)	(3,177)
Transaction related expenses	115	—	575	960
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses	(2,200)	(2,493)	(28)	(2,217)

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(6,841)	(9,215)	(3,035)	(2,256)
Items not involving cash:
Depreciation	9	5	—	—
Depletion	287	164	—	—
Other income	(2)	(15)	(44)	(8)
Share-based compensation	901	1,397	830	1,018
Change in fair value of short-term investments	(542)	168	—	—
Change in fair value of derivative liabilities	(90)	1,511	—	—
Share of loss in associate	143	—	—	—
Dilution gain in associate	—	—	—	—
Deferred tax expense	167	—	—	—
Foreign exchange loss	74	706	9	29
Cash flow used in operating activities, excluding changes in non-cash working capital	(5,894)	(5,279)	(2,240)	(1,217)
Transaction related expenses	4,058	2,425	810	—
Cash flow used in operating activities, excluding changes in non-cash working capital and transaction related expenses	(1,836)	(2,854)	(1,430)	(1,217)

16

•
Total Revenue and Option Proceeds reconciliation

Below is a reconciliation of our Total Revenue and Option Proceeds to total revenue for the three months ended December 31, 2022, and December 31, 2021, respectively, and year ended September 30, 2022 and 2021, respectively:

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	September 30, 2022	September 30, 2021
(in thousands of dollars)	($)	($)	($)	($)
Royalty	435	401	3,108	102
Advance minimum royalty	48	48	386	90
Option proceeds	648	569	2,230	30
Total Revenue and Option Proceeds	1,131	1,018	5,724	222
Option proceeds credited against mineral properties	(549)	(485)	(1,780)	(30)
Total revenue	582	533	3,944	192

Total revenue is determined by excluding the Option proceeds credited against mineral properties from the Total Revenue and Option Proceeds. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

Liquidity and Capital Resources

	As at	As at
	December 31, 2022	September 30, 2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	5,847	7,048
Short-term investments	3,840	7,199
Working capital (current assets less current liabilities)	7,559	9,746
Total assets	682,410	688,614
Total current liabilities	3,977	7,211
Total non-current liabilities	144,782	145,184
Shareholders’ equity	533,651	536,219

As at December 31, 2022, we had cash and cash equivalents of $5.8 million and cash, cash equivalents and marketable securities of $9.7 million. This compares to cash and cash equivalents of $7.0 million and cash, cash equivalents and marketable securities of $14.2 million at September 30, 2022. As at December 31, 2022, we had working capital (current assets less current liabilities) of $7.6 million as compared to $9.7 million as at September 30, 2022. Short-term investments consist of marketable securities held by the Company. Working capital consists of current assets, which is made up of cash and cash equivalents, short-term investments, accounts receivable and prepaids and other receivables, less current liabilities, which is made up of accounts payable and accrued liabilities, government loan and current portion of derivative liabilities. The decrease in cash is primarily as a result accounts payable and accrued liabilities and dividend payments made during the three months ended December 31, 2022. The decrease in short term investments during the three months ended December 31, 2022 is primarily attributable to the disposition of marketable securities. The decrease in accounts receivable is consistent with the decrease in revenue during the three months ended December 31, 2022. Prepaids and other receivables consist of prepaid insurance expense and tax receivable as at December 31, 2022. Within Total assets, we have royalty and other mineral interests with a carrying value of $667.5 million as at December 31, 2022 compared to $668.3 million at September 30, 2022, which were acquired through issuances of our common shares and payment of cash, and accounts payable and accrued liabilities of $3.7 million as at December 31, 2022 compared to $6.7 million as at September 30, 2022.

On August 15, 2022, we announced the establishment of an at-the-market equity program, which allows us to issue up to $50.0 million in common shares from treasury to the public from time to time. No Shares were distributed under the program during the three months ended December 31, 2022.

On February 13, 2023, we announced an expansion of our Facility by $10 million to $35 million. The expanded credit facility includes an accordion feature providing for an additional $15 million of availability, subject to certain additional conditions. The Facility is available for general corporate purposes, acquisitions and investments subject to certain limitations. See "Selected Developments".

Our principal sources of financing to date have been the prior issuance of common shares, by way of private placement, and our initial public offering, the Facility and revenue generated by our royalty and other mineral interests. We also had marketable securities of $3.8 million as at December 31, 2022. Based on our amended Facility, available cash, cash equivalents marketable securities, the at-the-market equity program and expected revenue, we believe that we have sufficient liquidity to meet our obligations and to finance our planned activities over the next twelve months. Over the long term, we expect to meet our obligations and finance our growth plan through revenue generating from our royalty interests, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. Our growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “ – Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows

Operating Activities

Net cash used in operating activities during the three months ended December 31, 2022 was $4.5 million. Net cash used in operating activities during the three months ended December 31, 2022 reflected a net loss of $2.2 million offset by non-cash items including share-based compensation of $1.1 million, change in fair value of derivative liability of $0.3 million, change in fair value of short-term investments of $0.5 million, depletion charge of $0.3 million, other income of $0.6 million and deferred tax recovery of $0.4 million. Non-cash working capital changes includes a decrease in accounts receivable of $0.4 million, a decrease in prepaids and other receivables of $0.4 million and a decrease in accounts payable and accrued liabilities of $3.0 million.

Net cash used in operating activities during the three months ended December 31, 2021 was $8.1 million, which reflected a net loss of $6.8 million offset by non-cash items including the Company's share-based compensation of $0.9 million. Non-cash working capital changes includes a decrease in prepaids and other receivables of $0.6 million and accounts payable and accrued liabilities of $2.8 million.

Investing Activities

During the three months ended December 31, 2022, we received cash proceeds from the disposal of marketable securities of $4.5 million and proceed from option agreement of approximately $0.5 million.

During the three months ended December 31, 2021, we made investment in exploration and evaluation assets of $0.3 million and acquired cash and restricted cash for a total amount of $12 million from the business combination with Golden Valley and Abitibi. We also received cash proceeds from option agreements of approximately $0.5 million.

Financing Activities

During the three months ended December 31, 2022, net cash used in financing activities was $1.7 million, which primarily represents interest payments of $0.2 million and dividend payment $1.4 million.

During the three months ended December 31, 2021, net cash provided by financing activities was $0.3 million which primarily represented proceeds from the exercise of warrants to purchase common shares of Ely that were outstanding immediately prior to the closing of the acquisition of Ely. Each Ely Warrant represents the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001.

On January 18, 2022, the Company announced the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. No dividend was paid during the three months ended December 31, 2021.

Contractual Obligations

As at December 31, 2022, we have the following contractual obligations, including payments due for each of the next five years thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lease obligation	$305	$59	$203	$43	—
Revolving credit facility	$9,448	—	9,448	—	—
Government loan	$44	44	—	—	—
Total	$9,797	$103	$9,651	$43	$—

Off-Balance Sheet Arrangements

At December 31, 2022, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

During the three months ended December 31, 2022, we entered into an agreement with VZZ through our subsidiary Golden Valley, whereby, among other things, our subsidiary would transfer to VZZ interests in 12 prospective properties held by it in exchange for royalties thereon. Also, we entered into a strategic alliance with IZZ, which provides us with a right of first refusal on any royalty or similar interest sold by IZZ in Australia. The strategic alliance includes a royalty referral arrangement which will provide us with the opportunity to acquire certain royalties identified by IZZ in Australia in consideration for which IZZ will retain an interest in the underlying royalty on a carried-basis. Glenn Mullan is the President and Chief Executive Officer of VZZ and IZZ, and a director of the Company.

During the three months ended December 31, 2021, we incurred $0.2 million in general and administrative expenses for website design, hosting and maintenance service provided by Blender Media Inc. ("Blender"), a vendor that is controlled by a family member of Amir Adnani, a director of the Company. During the three months ended December 31, 2021, we issued 120,000 GRC Shares to Blender as compensation for digital marketing services. During the three months ended December 31, 2021, we recognized share-based compensation expense of $0.2 million in respect of this contract.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by our key management personnel for the three months ended December 31, 2022 and December 31, 2021 are as follows:

	Three months ended
	December 31, 2022	December 31, 2021
(in thousands of dollars)	($)	($)
Management salaries	275	181
Directors’ fees	102	36
Share-based compensation	788	440
	1,165	657

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

19

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

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances and accounts receivable. We mitigate credit risk associated with our bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents and accounts receivable. In order to mitigate our exposure to credit risk, we closely monitor our financial assets.

Liquidity risk

Liquidity risk is the risk that we will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at December 31, 2022 was $7.6 million as compared to $9.7 million as at September 30, 2022. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we take into account the amount available under the ATM Program and Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have the required liquidity to meet our obligations and to finance our planned activities.

Currency risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at December 31, 2022, a 10% change in the market price of these investments would have an impact of approximately $0.3 million on net loss.

Interest rate risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the three months ended December 31, 2022. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the three months ended December 31, 2022.

Outstanding Share Data

As at the date hereof, we have 144,382,417 common shares, 10,350,000 common share purchase warrants, 715,927 restricted share units and 8,241,668 share options outstanding. In addition, there are 11,518,252 Ely Warrants outstanding as at the date hereof, representing the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a common share plus C$0.0001. Accordingly, the Ely Warrants are exercisable into 2,821,971 common shares.

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

The Company’s management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.

Attestation report of the registered public accounting firm. This transition report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm. In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this transition report for so long as the Company remains an EGC. We are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act, and therefore are also exempted from the requirement to include an attestation report of our independent registered public accounting firm.

Changes in internal control over financial reporting. During the period from October 1, 2022 to December 31, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
•
potential conflicts of interests;
•
opposition from Indigenous peoples may adversely impact the projects underlying our interests;
•
our dependence on key management personnel;
•
we hold investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value;
•
litigation risks; and
•
the other factors discussed under “Item 3. Key Information – D. Risk Factors” in our Annual Report for the year ended September 30, 2022 and other disclosure documents, which are available under our profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and do not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in our Annual Report for the year ended September 30, 2022 for further information regarding key risks faced by Gold Royalty.

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

Part II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this transition report on Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation, as presently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

1.2	Amended and Restated By-law No. 1 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

1.3	By-law No.2 (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

2.1*	Description of Securities Registered under Section 12 (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on December 27, 2022)

2.2	Specimen common share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

2.3	Specimen warrant certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

2.4

Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

4.1#	Executive Employment Agreement with David Garofalo, dated January 1, 2022 (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.2*#	Executive Employment Agreement with Andrew W. Gubbels, dated November 12, 2022

4.3#	Executive Employment Agreement with John Griffith, dated January 1, 2022 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.4#	Executive Employment Agreement with Samuel Mah, dated January 1, 2022 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.5#	Equity Incentive Plan, dated October 19, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.6	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

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

8.1*	List of Significant Subsidiaries

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers LLP, PCAOB ID 271

15.2*	Consent of Alastair Still

101.INS*	Inline XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

**Furnished herewith.

# Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Gold Royalty Corp.

March 27, 2023	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

GOLD ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2022, AND

YEARS ENDED SEPTEMBER 30, 2022 AND 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Royalty Corp. and its subsidiaries (together, the Company) as of December 31, 2022, September 30, 2022 and September 30, 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the three months ended December 31, 2022 and for the years ended September 30, 2022 and September 30, 2021, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, September 30, 2022 and September 30, 2021, and its financial performance and its cash flows for the three months ended December 31, 2022 and for the years ended September 30, 2022 and September 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

March 27, 2023

We have served as the Company’s auditor since 2020.

Gold Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in thousands of United States dollars unless otherwise stated)

		As at December 31, 2022	As at September 30, 2022	As at September 30, 2021
	Notes	($)	($)	($)
Assets
Current assets
Cash and cash equivalents		5,847	7,048	9,905
Short-term investments	4	3,840	7,199	1,118
Accounts receivable		648	1,033	412
Prepaids and other receivables		1,201	1,677	1,866
		11,536	16,957	13,301
Non-current assets
Royalty and other mineral interests	5	667,504	668,288	264,545
Long-term investment	6	1,587	1,587	1,587
Investment in associate	7	1,459	1,429	—
Other long-term assets		324	353	66
		670,874	671,657	266,198

		682,410	688,614	279,499

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		3,691	6,683	6,921
Government loan		44	—	—
Derivative liabilities	8	242	528	—
		3,977	7,211	6,921
Non-current liabilities
Non-current portion of lease obligation		246	256	11
Government loan		—	43	—
Derivative liabilities	8	—	—	4,549
Bank loan	9	9,448	9,362	—
Deferred income tax liability	10	135,088	135,523	42,700
		144,782	145,184	47,260

		148,759	152,395	54,181

Equity
Share Capital	11	551,074	551,074	228,620
Reserves	11	22,420	21,374	11,404
Accumulated deficit		(40,168)	(36,525)	(15,147)
Accumulated other comprehensive income		325	296	441
		533,651	536,219	225,318
		682,410	688,614	279,499

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of United States dollars unless otherwise stated)

		For the three months ended	For the year ended	For the year ended
		December 31, 2022	September 30, 2022	September 30, 2021
	Notes	($)	($)	($)
Revenue
Royalty and option income	12	582	3,944	192
Cost of sales
Depletion	5	(216)	(1,756)	(164)
Gross profit		366	2,188	28

Expenses
Consulting fees		(158)	(4,125)	(2,677)
Depreciation		(29)	(72)	(5)
Management and directors’ fees	14	(377)	(1,895)	(1,172)
Salaries, wages and benefits		(361)	(1,103)	(132)
Investor communications and marketing expenses		(571)	(1,410)	(1,141)
Office and technology expenses		(225)	(811)	(181)
Transfer agent and regulatory fees		(93)	(536)	(190)
Insurance fees		(438)	(2,049)	(1,293)
Professional fees		(678)	(4,249)	(2,481)
Share-based compensation	11	(1,078)	(3,146)	(3,324)
Mineral interest maintenance expenses		(39)	(229)	(13)
Share of loss in associate	7	1	(296)	—
Dilution gain in associate	7	—	100	—
Impairment of royalty	5	—	(3,821)	—
Operating loss for the period/year		(3,680)	(21,454)	(12,581)

Other items
Change in fair value on derivative liabilities	8	278	4,588	(1,511)
Change in fair value on short-term investments	4	1,060	(569)	(168)
Foreign exchange gain / (loss)		1	54	(813)
Interest expense		(285)	(633)	—
Gain on loan modification	9	—	316	—
Other income / (expense)		(13)	337	67
Net loss before income taxes for the period/year		(2,639)	(17,361)	(15,006)
Current tax expense	10	—	(114)	—
Deferred tax recovery	10	435	129	—
Net loss after income taxes for the period/year		(2,204)	(17,346)	(15,006)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		29	(145)	441
Total comprehensive loss for the period/year		(2,175)	(17,491)	(14,565)

Net loss per share, basic and diluted		(0.02)	(0.14)	(0.45)

Weighted average number of common shares outstanding, basic and diluted		143,913,069	128,232,364	33,555,265

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at September 30, 2020		1	—	—	(141)	—	(141)
Cancellation of common share issued upon incorporation		(1)	—	—	—	—	—
Common shares issued to former parent company for cash	11	5,000,000	50	—	—	—	50
Performance based restricted shares issued	11	1,500,000	—	—	—	—	—
Common shares issued to acquire royalties	5	15,000,000	13,076	—	—	—	13,076
Private placement of common shares for cash	11	1,325,000	2,849	—	—	—	2,849
Share-based compensation - performance based restricted shares	11	—	409	—	—	—	409
Share-based compensation - share options	11	—	—	2,199	—	—	2,199
Initial public offering:			—	—	—	—	—
Common shares and common share purchase warrants issued for cash		18,000,000	82,969	7,031	—	—	90,000
Common shares issued on exercise of over-allotment option		721,347	3,603	—	—	—	3,603
Common share purchase warrants issued on exercise of over-allotment option		—	—	14	—	—	14
Underwriters' fees and issuance costs		—	(5,154)	(416)	—	—	(5,570)
Common shares issued for marketing services	11	75,000	345	—	—	—	345
Common shares issued to acquire Ely Gold Royalties Inc.	3	30,902,176	130,407	—	—	—	130,407
Common share purchase warrants of Ely Gold Royalties Inc.	3	—	—	2,603	—	—	2,603
Common shares issued upon exercise of common share purchase warrants	11	15,086	66	(27)	—	—	39
Net loss for the year		—	—	—	(15,006)	—	(15,006)
Total other comprehensive income		—	—	—	—	441	441
Balance at September 30, 2021		72,538,609	228,620	11,404	(15,147)	441	225,318
Common shares issued to acquire Abitibi Royalties Inc.	11	31,625,931	153,702	—	—	—	153,702
Common shares issued to acquire Golden Valley Mines and Royalties Ltd.	11	29,478,269	143,264	—	—	—	143,264
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	3	—	—	8,991	—	—	8,991
Common shares issued to acquire royalties	5	9,651,130	22,544	—	—	—	22,544
Common shares issued for marketing services	11	216,192	899	—	—	—	899
Common shares issued upon exercise of common share purchase warrants	11	402,938	1,769	(913)	—	—	856
Share-based compensation - performance based restricted shares	11	—	276	—	—	—	276
Share-based compensation - share options	11	—	—	1,551	—	—	1,551
Share-based compensation - restricted share units	11	—	—	341	—	—	341
Net loss for the year		—	—	—	(17,346)	—	(17,346)
Dividends	11	—	—	—	(4,032)	—	(4,032)
Total other comprehensive income	7	—	—	—	—	(145)	(145)
Balance at September 30, 2022		143,913,069	551,074	21,374	(36,525)	296	536,219
Share-based compensation - share options	11	—	—	845	—	—	845
Share-based compensation - restricted share units	11	—	—	201	—	—	201
Net loss for the period		—	—	—	(2,204)	—	(2,204)
Dividends	11	—	—	—	(1,439)	—	(1,439)
Total other comprehensive income	7	—	—	—		29	29
Balance at December 31, 2022		143,913,069	551,074	22,420	(40,168)	325	533,651

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended	For the year ended	For the year ended
	December 31, 2022	September 30, 2022	September 30, 2021
	($)	($)	($)
Operating activities
Net loss for the period/year	(2,204)	(17,346)	(15,006)
Items not involving cash:
Depreciation	29	72	5
Depletion	216	1,756	164
Interest expense	285	633	—
Other (income)/expense	13	(545)	(64)
Share-based compensation	1,078	3,146	2,995
Change in fair value of short-term investments	(1,060)	569	168
Change in fair value of derivative liabilities	(278)	(4,588)	1,511
Gain on loan modification	—	(316)	—
Impairment of royalty	—	3,821	—
Share of loss in associate	(1)	296	—
Dilution gain in associate	—	(100)	—
Deferred tax recovery	(435)	(129)	—
Unrealized foreign exchange gain	42	(415)	(28)
Net changes in non-cash working capital items:
Accounts receivables	389	(655)	(150)
Prepaids and other receivables	439	2,889	(1,485)
Accounts payable and accrued liabilities	(3,043)	(8,350)	23
Due to former parent company	—	—	(83)
Cash used in operating activities	(4,530)	(19,262)	(11,950)

Investing activities
Restricted cash released	—	1,815	—
Interest received	—	—	64
Dividend received	28	—	—
Investment in royalties and other mineral interests	(12)	(19,682)	(9,390)
Acquisition of Ely Gold Royalties Inc. net of cash acquired	—	—	(58,247)
Investment in marketable securities	(44)	(799)	—
Long-term investments acquired	—	—	(1,587)
Proceeds on disposition of marketable securities	4,531	17,659	—
Cash acquired through acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	—	10,393	—
Investment in associate	—	(409)	—
Proceeds from option agreements	481	1,630	—
Purchase of equipment	—	(28)	(2)
Proceeds on disposition of other mineral interests	16	—	—
Payment of lease obligations	—	—	(3)
Cash provided by investing activities	5,000	10,579	(69,165)

Financing activities
Proceeds from common shares issued to former parent company	—	—	50
Proceeds from private placement of common shares	—	—	2,849
Proceeds from initial public offering, net of underwriters' fees and issuance costs	—	—	88,046
Net proceeds from bank loan	—	9,403	—
Interest paid	(197)	(342)	—
Proceeds from exercise of common share purchase warrants	—	856	39
Payment of lease obligations	(25)	(60)	—
Dividends	(1,439)	(4,032)	—
Repurchase of call options	(8)	—	—
Changes in balances with former parent company	—	—	(38)
Cash provided by / (used in) financing activities	(1,669)	5,825	90,946

Effect of exchange rate changes on cash	(2)	1	36

Net increase (decrease) in cash	(1,201)	(2,857)	9,867
Cash and cash equivalents
Beginning of period/year	7,048	9,905	38
End of period/year	5,847	7,048	9,905

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

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

The Company elected to change its fiscal year-end from September 30 to December 31, beginning with the three months ended December 31, 2022 (Note 16).
2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These consolidated financial statements were authorized for issue by the Company's board of directors on March 27, 2023.

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

Subsequent to December 31, 2022, Golden Valley Mines and Royalties Ltd. continued into British Columbia from the jurisdiction of Canada and amalgamated with Abitibi Royalties Inc. as one company under the name Golden Valley Abitibi Royalties Ltd.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company and all its subsidiaries is the United States dollar.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies

Royalties

Royalties consist of acquired royalty interests in producing, development and exploration and evaluation stage properties. Royalties are recorded at cost and capitalized as tangible assets on a property-by-property basis. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project due diligence costs that are not related to a specific agreement are expensed in the period incurred.

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

For option payments received pursuant to mineral property option agreements where the Company acts as the optionor in the agreement, option proceeds are recognized as a credit to the amounts previously capitalized as exploration and evaluation assets. Any amounts received in excess of amounts capitalized are recorded as a credit in the consolidated statements of comprehensive loss.

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

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

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

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associate. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

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

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

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

All financial instruments are initially recorded at fair value and designated as follows:

Financial Assets	Classification
Cash and cash equivalents	Financial assets at amortized cost
Short-term investments	FVTPL
Accounts receivable	Financial assets at amortized cost
Long-term investments	FVTOCI

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Lease obligation	Financial liabilities at amortized cost
Derivative liabilities	FVTPL
Government loan	Financial liabilities at amortized cost
Bank loan	Financial liabilities at amortized cost

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

The fair values of restricted shares and RSUs are recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares and RSUs expected to vest; that estimate will be revised if subsequent information indicates that the number of

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

Share-based payments (continued)

Restricted Shares and Restricted Share Units (continued)

restricted shares and RSUs expected to vest differs from previous estimates.

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

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Significant accounting policies (continued)

2.4 Significant accounting policies (continued)

Significant accounting policy judgments and sources of estimation uncertainty (continued)

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current fiscal period are as follows:

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests may be deferred, will not likely not occur or may be significantly reduced in the future.
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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

Acquisitions of Ely, Golden Valley and Abitibi (continued)

Acquisition of Ely (continued)

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

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

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

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

4. Short-term investments

($)
Balance at September 30, 2020	—
Acquisition of marketable securities in merger with Ely	1,291
Fair value change due to price change	(168)
Fair value change due to foreign exchange	(5)
Balance at September 30, 2021	1,118
Acquisition of Golden Valley and Abitibi	23,360
Addition	949
Dispositions	(17,659)
Fair value change due to price change	(619)
Fair value change due to foreign exchange	50
Balance at September 30, 2022	7,199
Addition	112
Dispositions	(4,531)
Fair value change due to price change	481
Fair value change due to foreign exchange	579
Balance at December 31, 2022	3,840

During the three months ended December 31, 2022, the Company received shares from various optionees totaling $68 as property option payments and disposed of a portion of the short-term investments acquired through the acquisition Abitibi.

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

The fair values of marketable securities disposed of during the three months ended December 31, 2022, and year ended September 30, 2022 were $4,531 and $17,659, respectively.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests

($)
Balance at September 30, 2020	—
Additions	25,496
Acquisition of Ely (Note 3)	238,864
Depletion	(164)
Foreign currency translation	379
Property option payment received	(30)
Balance at September 30, 2021	264,545
Additions	45,008
Disposal	(10)
Acquisition of Golden Valley & Abitibi (Note 3)	366,102
Depletion	(1,756)
Property option payment received	(1,780)
Impairment	(3,821)
Balance at September 30, 2022	668,288
Additions	57
Disposal	(76)
Depletion	(216)
Property option payment received	(549)
Balance at December 31, 2022	667,504

Property option payments received during the three months ended December 31, 2022 is $648, of which $549 was deducted from royalties and other mineral interests and $99 is presented in revenue. Of the payments received, $68 was settled by receipt of marketable securities. $641 of the option payments received during the three months ended December 31, 2022 were generated from assets located in the U.S.A.

Option payments received during the year ended September 30, 2022 is $2,230, of which $1,780 is deducted from royalties and other mineral interests and $450 is presented as revenue. Of the payments received, $150 is settled by receipts of marketable securities. All option payments received during the year ended September 30, 2022 were generated from assets located in the U.S.A.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

	Cost			Accumulated Depletion			Others			Carrying Amount
	September 30, 2022	Additions	December 31, 2022	September 30, 2022	Depletion	December 31, 2022	Disposition	Option payments	Total	December 31, 2022
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Beaufor	1,235	—	1,235	—	—	—	—	—	—	1,235
Borden	3,889	—	3,889	(539)	(47)	(586)	—	—	—	3,303
Cheechoo	12,640	—	12,640	—	—	—	—	—	—	12,640
Côté	16,132	—	16,132	—	—	—	—	—	—	16,132
Croinor	5,779	—	5,779	—	—	—	—	—	—	5,779
Fenelon	41,553	—	41,553	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	3,275
Granite Creek	21,768	—	21,768	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	12,879
Jerritt Canyon	8,921	—	8,921	(528)	(21)	(549)	—	—	—	8,372
Lincoln Hill	5,421	—	5,421	—	—	—	—	—	—	5,421
Malartic	318,393	—	318,393	(691)	(126)	(817)	—	—	—	317,576
Marigold	1,261	—	1,261	(84)	—	(84)	—	—	—	1,177
McKenzie Break	4,301	—	4,301	—	—	—	—	—	—	4,301
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	3,032
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,921	—	42,921	—	—	—	—	—	—	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	1,870
Others	136,062	57	136,119	(78)	(22)	(100)	(76)	(549)	(625)	135,394
Total (1)	670,208	57	670,265	(1,920)	(216)	(2,136)	(76)	(549)	(625)	667,504

(1)
Royalty and other mineral interests include non-depletable assets of $479,494 and depletable assets of $188,010.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

	Cost			Accumulated Depletion			Others					Carrying Amount
	September 30, 2021	Additions	September 30, 2022	October 1, 2021	Depletion	September 30, 2022	Transfer	Disposal	Impairment	Option payments	Total	September 30, 2022
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Beaufor	1,235	—	1,235	—	—	—	—	—	—	—	—	1,235
Borden	1,108	2,781	3,889	—	(539)	(539)	—	—	—	—	—	3,350
Cheechoo	—	12,640	12,640	—	—	—	—	—	—	—	—	12,640
Côté	—	16,132	16,132	—	—	—	—	—	—	—	—	16,132
Croinor	5,330	449	5,779	—	—	—	—	—	—	—	—	5,779
Fenelon	41,553	—	41,553	—	—	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	—	—	3,275
Granite Creek	—	21,768	21,768	—	—	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	—	—	12,879
Jerritt Canyon	8,921	—	8,921	(74)	(454)	(528)	—	—	—	—	—	8,393
Lincoln Hill	5,289	—	5,289	—	—	—	132	—	—	—	132	5,421
Malartic	—	318,393	318,393	—	(691)	(691)	—	—	—	—	—	317,702
Marigold	1,261	—	1,261	(84)	—	(84)	—	—	—	—	—	1,177
McKenzie Break	4,010	291	4,301	—	—	—	—	—	—	—	—	4,301
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	—	—	3,032
Rawhide	3,821	—	3,821	—	—	—	—	—	(3,821)	—	(3,821)	—
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,365	—	42,365	—	—	—	556	—	—	—	556	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	—	—	1,870
Others	99,884	38,656	138,540	(6)	(72)	(78)	(688)	(10)	—	(1,780)	(2,478)	135,984
Total (1)	264,709	411,110	675,819	(164)	(1,756)	(1,920)	—	(10)	(3,821)	(1,780)	(5,611)	668,288

(1)
Royalty and other mineral interests include non-depletable assets of $480,085 and depletable assets of $188,203.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

The following is a summary of selected royalties own by the Company as at December 31, 2022:

Asset	Interest	Jurisdiction
Producing
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Jerritt Canyon Mine	0.5% NSR	Nevada, USA
Jerritt Canyon Mine (Per Ton Royalty)	$0.15 – $0.40 Per Ton Royalty	Nevada, USA
Marigold Mine (1)	0.75% NSR	Nevada, USA
Granite Creek	10% NPI	Nevada, USA
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Key Developing
Beaufor Mine	1.0% NSR	Québec, Canada
Beaufor-Beacon Mill (Per Tonne Royalty (“PTR”))	C$1.25 – C$3.75 PTR	Québec, Canada
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Fenelon Gold Property	2.0% NSR	Québec, Canada
Gold Rock Project	0.5% NSR	Nevada, USA
Hog Ranch Project	2.25% NSR	Nevada, USA
La Mina Project	2.0% NSR	Colombia
Lincoln Hill Project	2.0% NSR	Nevada, USA
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
REN - Carline Mines	1.5% NSR	Nevada, USA
REN - Carline Mines (NPI)	3.5% NPI	Nevada, USA
São Jorge Project	1.0% NSR	Brazil
Sleeper Project	0.33% NSR	Nevada, USA

Note:

(1)
Royalty applies to only a portion of the property.

Val d'Or Mining Royalties and Strategic Alliance

On December 1, 2022, through our subsidiaries, we entered into an agreement (the "VZZ Agreement") with Val d'Or Mining Corporation ("VZZ"), whereby, among other things, our subsidiary Golden Valley Mines and Royalties Ltd. ("Golden Valley") would transfer to VZZ interests in 12 prospective properties held by it with a carrying value of $321 in exchange for royalties thereon. The subject properties are located in Québec and Ontario. The transactions under the VZZ Agreement were completed in January 2023, pursuant to which Golden Valley:

•
divested certain mineral rights and other interests to VZZ and retained a 0.5% to 1.0% NSR royalty on the following properties located in Québec and Ontario: Bogside, Bogside NW, Cheechoo B East, Island 27, Matachewan, Munro, North Contact, Recession Larder, Riverside, Sharks, Smokehead and Titanic;
•
assigned to VZZ certain mineral rights and interests under an option agreement with Eldorado Gold (Québec) Inc. and retained a a 1.5% NSR royalty on the Claw Lake, Cook Lake and Murdoch Creek properties in Ontario and the Perestroika Prospect in Québec; and
•
retained a right of first refusal on any royalty or similar interest that VZZ intends to sell, transfer or otherwise dispose of. Such right of first refusal is subject to our and our affiliates holding at least 10% of the outstanding common shares of VZZ. As of the date of this Transition Report, we own 35% of the outstanding common shares of VZZ.

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

5. Royalty and other mineral interests (continued)

Côté Gold Project (continued)

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

Monarch Mining Projects (continued)

On September 27, 2022, Monarch announced that it had suspended its operations at the Beaufor Mine due to financial and operational challenges. Monarch further disclosed that the mine has been put on care and maintenance for an undetermined period. Monarch has not disclosed the timing or plans for a potential restart of the mine. The Company considered the suspension of operations at the Beaufor Mine an indicator of impairment as at September 30, 2022 and conducted an impairment analysis to estimate the recoverable amount at that time. No impairment charge was recorded as a result of this assessment. As at September 30, 2022, the carrying values of royalties held at the Beaufor Mine totaled $4,712.

Rawhide

During the year ended September 30, 2022, mining operations at the Rawhide mine were suspended due to working capital constraints. Accordingly, the Company recognized an impairment charge of $3,821 on the Rawhide royalty.

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

Jerritt Canyon

On March 20, 2023, First Majestic announced it is temporarily suspending all mining activities and reducing its workforce at Jerritt Canyon effective immediately. During the suspension, First Majestic announced the intention to process aboveground stockpiles through the plant and continue exploration activities throughout 2023.

The Company considered the temporary suspension of mining activities to be an indicator of impairment and conducted an impairment analysis as of December 31, 2022 to estimate the recoverable amount of its royalty assets. A fair value less cost of disposal test was performed using a discounted cash flow model and the following assumptions: consensus average gold prices of $1,688 over the longer term, resumption of production at the mine in 2025 and a post-tax real discount rate of 5%. As at December 31, 2022, the carrying value of the Jerritt Canyon mine royalties totaled $8,393. The Company concluded that the recoverable amount exceeded the carrying value of the royalties and no impairment charge was recorded.

6. Long-term investment

As at December 31, 2022, long-term investment includes a $1,587 (C$2 million) (September 30, 2022: $1,587 (C$2 million) investment for a 12.5% equity interest in Prospector Royalty Corp. ("PRC"). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

7. Investment in associate

The Company acquired 25,687,444 common shares of Val-d'Or Mining Corporation ("VZZ") as part of the acquisition of Golden Valley. On March 18, 2022, the Company participated in the VZZ private placement offering and acquired 3,277,606 units at a price of C$0.16 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of VZZ at a per share price of C$0.20 until March 18, 2024. As at December 31, 2022, the Company has a 35.59% equity interest in VZZ.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

7. Investment in associate (continued)

The following table summarizes the changes to the Company's investment as at December 31, 2022:

($)
Balance at September 30, 2021	—
Acquisition of Golden Valley	1,360
Addition	409
Share of loss in associate	(296)
Dilution gain	100
Translation gain	(144)
Balance at September 30, 2022	1,429
Share of loss in associate	1
Translation gain	29
Balance at December 31, 2022	1,459
8. Derivative liabilities

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

During the three months ended December 31, 2022, a fair value loss of $16 was recorded in change in fair value of derivative liabilities in the consolidated statements of comprehensive loss.

As at December 31, 2022, each of the 8,849,251 warrants to purchase common shares of Ely (an "Ely Warrant") that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company's functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of comprehensive loss.

As at December 31, 2022, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 4.02%, expected life of the Ely Warrant of 0.39 years, expected volatility of 41%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The Company recorded a fair value gain on the warrant derivative liabilities of $294 in change in fair value of derivative liabilities in the consolidated statements of comprehensive loss for the year ended December 31, 2022.

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

As at September 30, 2021, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 0.23%, expected life of the Ely Warrant of 1.64 years, expected volatility of 43%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The Company recorded a fair value loss on the warrant derivative liabilities of $1,511 in change in fair value of derivative liabilities in the consolidated statements of comprehensive loss for the year ended September 30, 2021.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

8. Derivative liabilities (continued)

The movement in derivative liabilities is as follows:

($)
Balance at September 30, 2020	—
Acquisition of Ely (Note 3)	3,038
Change in fair value during the year	1,511
Balance at September 30, 2021	4,549
Acquisition of Abitibi (Note 3)	691
Exercise of Ely warrants	(124)
Change in fair value during the year	(4,588)
Balance at September 30, 2022	528
Repurchase of Abitibi call options	(8)
Change in fair value during the period	(278)
Balance at December 31, 2022	242

9. Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the "Facility"), that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"), subject to certain conditions. The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR Rate plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR Rate shall mean on any day the Term SOFR Reference Rate as published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments. On September 14, 2022, the Company and Bank of Montreal agreed to extend the maturity date of the Facility from March 31, 2023 to March 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

The following outlines the movement of the bank loan during year ended December 31, 2022:

($)
Balance at September 30, 2021	—
Draw-down	10,000
Less: transaction costs and fees	(597)
Gain on loan modification	(316)
Interest expense	617
Interest paid	(342)
Balance at September 30, 2022	9,362
Interest expense	279
Interest paid	(193)
Balance at December 31, 2022	9,448

On February 13, 2023, the Company announced an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility (Note 17).

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

10. Income taxes

The Company had no assessable profit for the three months ended December 31, 2022 and the year ended September 30, 2022. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss is as follows:

	Three months ended	Year ended	Year ended
	December 31, 2022	September 30, 2022	September 30, 2021
	($)	($)	($)
Net loss before income taxes	(2,639)	(17,361)	(15,006)
Canadian federal and provincial income tax rates	27%	27%	27%
Income tax recovery based on Canadian federal and provincial income tax rates	(713)	(4,687)	(4,052)

Reconciling items:
Difference in foreign tax rates	12	210	6
Deferred tax assets (not recognized) recognized	(52)	3,282	2,507
Stock-based compensation	291	849	751
Non-taxable dividends	(5)	(106)	—
Fair value change in warrant liability	(79)	(1,080)	408
Tax rate difference on fair value change in marketable securities	(137)	12	—
Permanent difference and others	248	1,505	380
	(435)	(15)	—

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

10. Income taxes (continued)

The significant components of deferred income tax assets and liabilities were as follows:

	Three months ended	Year ended	Year ended
	December 31, 2022	September 30, 2022	September 30, 2021
	($)	($)	($)
Deferred tax assets and (liabilities):
Non-capital losses	1,396	897	591
Capital losses	63	63	—
Marketable securities	(63)	19	4
Undeducted financing fees	74	86	114
Other deferred tax assets	94	80	192

Royalty assets	(136,261)	(136,241)	(41,762)
Mineral and royalty interests	—	—	(1,635)
Other deferred tax liabilities	(391)	(427)	(204)
	(135,088)	(135,523)	(42,700)

At December 31, 2022, September 30, 2022 and 2021, deductible temporary differences for which no deferred tax assets are recognized are below:

	Three months ended	Year ended	Year ended
	December 31, 2022	September 30, 2022	September 30, 2021
	($)	($)	($)
Deducted temporary differences are recognized:
Non-capital losses	22,652	22,386	9,341
Marketable securities	2,503	2,704	759
Other deferred tax assets	3,853	4,294	1
	29,008	29,384	10,101

The deferred tax assets have not been recognized in the consolidated financial statements, as the Company does not consider it more likely than not that those assets will be realized in the future. As of December 31, 2022, the Company had Canadian net operating loss carryforwards of $26,780 which expire between 2039 and 2042. As of December 31, 2022, there are U.S. net operating loss carryforwards of $1,232, of which $1,071 expire between 2034 and 2036 and the remainder may be carried forward indefinitely.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

11. Issued capital

11.1 Common Shares

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

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 GRC Shares with a fair value of $4.60 per share. No expense was recognized for the three months ended December 31, 2022. For the year ended September 30, 2022, the Company amortized the prepaid service fee over the term of the agreement and recognized $173 as share-based compensation expense.

On August 23, 2021, the Company completed its acquisition of Ely by issuing 30,902,176 GRC Shares with a fair value of $130,194 (Note 3).

On October 12, 2021, the Company issued 120,000 GRC Shares with a fair value of $626 to Blender Media Inc. ("Blender") as compensation for the expanded scope of digital marketing services for a contract term ending on June 27, 2022 (Note 14). No expense was recognized for the three months ended December 31, 2022. $626 was recognized as share-based compensation expense for the year ended September 30, 2022.

On November 5, 2021, the Company completed its acquisitions of Golden Valley and Abitibi by issuing an aggregate of 61,104,200 GRC Shares with a fair value of $296,966 (Note 3).

On March 1, 2022, the Company issued 207,449 GRC Shares to acquire a 0.75% NSR royalty on a portion of the Côté Gold Project. In addition, on May 25, 2022, the Company issued an additional 50,000 GRC Shares to third parties in connection with certain acknowledgement in connection with the transaction (Note 5).

On March 22, 2022 and May 19, 2022, the Company issued 39,435 GRC Shares with fair value of $148 to service providers for the provision of marketing services. No expense was recognized for the three months ended December 31, 2022. The Company amortized the prepaid service fee over the term of the agreement and recognized $148 as share-based compensation expense for the year ended September 30, 2022.

On July 5, 2022, the Company issued 56,757 GRC Shares with fair value of $125 to service providers for the provision of marketing services. For the three months ended December 31, 2022, the Company recognized $32 as share-based compensation expense. The Company amortized the prepaid service fee over the term of the agreement and recognized $31 as share-based compensation expense for the year ended ended September 30, 2022.

On September 27, 2022 the Company issued 9,393,681 GRC Shares to acquire a portfolio of royalties from NGM (Note 5).

During the three months ended December 31, 2022, no GRC Share was issued in exchange for the exercise of Ely Warrants. During the year ended September 30, 2022, the Company issued 402,938 GRC Shares in exchange for the exercise of 1,644,649 Ely Warrants and received gross proceeds of $856.

11.2 At-the-Market Program

On August 15, 2022, the Company entered into an equity distribution agreement (the "Equity Distribution Agreement") with a syndicate of agents, providing for the issuance of up to $50 million shares of GRC from treasury to the public from time to time pursuant to an "at the market" equity program (the "ATM Program"). Unless earlier terminated by the Company or the agents as permitted therein, the Equity Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the GRC Shares sold under the ATM Program reaches $50 million; or (b) September 1, 2023. No sales occurred under the ATM as at December 31, 2022.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

11. Issued capital (continued)

11.3 Restricted Shares

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

No expense was recognized for the three months ended December 31, 2022. During the year ended September 30, 2022, the Company recognized share-based compensation expense of $276 related to the Restricted Shares.

11.4 Restricted Share Units

During the three months ended December 31, 2022, the Company granted 603,703 RSUs at a weighted average value of $2.81 to certain officers, directors, and consultants of the Company. The RSUs vest in three equal annual instalments during the recipient's continual service with the Company. During the year ended September 30, 2022 the Company granted 167,849 RSUs at a weighted average value of $4.91 to certain officers, directors, and consultants of the Company. The RSUs vest in three equal annual instalments during the recipient's continual service with the Company.

The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs. During the three months ended December 31, 2022, the Company recognized share-based compensation expense of $201 related to the RSUs. During the year ended September 30, 2022, the Company recognized share-based compensation expense of $341 related to the RSUs.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

11. Issued capital (continued)

11.5 Reserves

The following outlines the movements of the Company's common share purchase warrants, share options and RSUs:

	Reserves
	Warrants	Share Based Awards	Total
	($)	($)	($)
Balance at September 30, 2020	—	—	—
Initial public offering:
Common share purchase warrants issued to for cash	7,045	—	7,045
Underwriters’ fees and issuance costs	(416)	—	(416)
Ely Warrants recognized in equity	2,603	—	2,603
Exercise of Ely Warrants	(27)	—	(27)
Share-based compensation - share options	—	2,199	2,199
Balance at September 30, 2021	9,205	2,199	11,404
Exercise of Ely Warrants	(913)	—	(913)
Share options issued to replace Golden Valley’s share options	—	8,991	8,991
Share-based compensation - share options	—	1,551	1,551
Share-based compensation - RSUs	—	341	341
Balance at September 30, 2022	8,292	13,082	21,374
Share-based compensation - share options	—	845	845
Share-based compensation - RSUs	—	201	201
Balance at December 31, 2022	8,292	14,128	22,420

Common Share Purchase Warrants

As at December 31, 2022, there were 11,518,252 Ely Warrants outstanding which are exercisable into 2,821,971 GRC Shares based on a 0.2450 exchange ratio. The Ely Warrants has a weighted average exercise price of C$4.31 per GRC Share and with a weighted average remaining contractual life of 0.61 years.

During the year ended September 30, 2021, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at December 31, 2022 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 1.19 years.

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

The following outlines the movements of the Company's common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2020	—	—
Granted	3,016,200	4.97
Balance at September 30, 2021	3,016,200	4.97
Golden Valley share options exchanged for GRC share options (Note 3)	2,498,045	1.32
Granted	577,031	4.52
Forfeited	(61,200)	4.26
Balance at September 30, 2022	6,030,076	3.42
Granted	2,271,592	2.58
Forfeited	(65,000)	4.29
Balance at December 31, 2022	8,236,668	3.18

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

11. Issued capital (continued)

11.5 Reserves (continued)

During the three months ended December 31, 2022, the Company granted 30,000 share options at an exercise price of $2.13, 5,000 share options at an exercise price of $2.49 per share and 2,236,592 at an exercise price of $2.59 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

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

During the year ended September 30, 2021, the Company granted 2,505,000 share options at an exercise price of $5.00 per share, 305,000 share options at an exercise price of $4.78 per share, and 206,200 share options at an exercise price of $4.85 per share to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The fair values of the share options granted during the three months ended December 31, 2022, and year ended September 30, 2022, and 2021 were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31, 2022	Year ended September 30, 2022	Year ended September 30, 2021
Risk-free interest rate	1.90%	1.39%	34.00%
Expected life (years)	2.93	2.87	2.99
Expected volatility	42.12%	47.99%	37.00%
Expected dividend yield	0.65%	0.14%	0.00%
Estimated forfeiture rate	1.72%	0.50%	1.98%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable as at December 31, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	2,450,929	1.38	1.97	2,450,929	1.38	1.97
2.00 to 2.99	2,368,708	2.44	4.34	633,764	2.44	4.34
3.00 to 3.99	17,514	3.06	4.38	8,757	3.06	4.38
4.00 to 4.99	894,517	4.66	3.84	639,759	4.66	3.84
5.00 and above	2,505,000	5.00	3.18	2,505,000	5.00	3.18
	8,236,668	3.18	3.66	6,238,209	3.28	3.30

The fair value of the Company's share options recognized as share-based compensation expense during the three months ended December 31, 2022 was $845, using the Black-Scholes option pricing model. For the year ended September 30, 2022, the Company recognized share-based compensation expense of $1,551 related to share options.

11.6 Dividends

On January 18, 2022, the Company announced the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of $0.01 per common share. The Company paid a dividend of $1,439 during the three months ended December 31, 2022, and for the year ended September 30, 2022, the Company paid a dividend of $4,032.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

12. Royalty and option income

	Three months ended	Year ended	Year ended
	December 31, 2022	September 30, 2022	September 30, 2021
	($)	($)	($)
Royalty and option income were generated from:
Canadian Malartic	195	1,132	—
Borden	63	954	—
Jerritt Canyon	148	808	94
Others	176	1,050	98
	582	3,944	192

Others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty payment of $48 and option income of $99 for the three months ended December 31, 2022. For the year ended September 30, 2022, others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty payment of $386 and option income of $450.

13. Financial instruments

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

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan and lease obligation are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

13. Financial instruments (continued)

13.1 Financial risk management objectives and policies

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

13.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

13.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company's working capital (current assets less current liabilities) as at December 31, 2022 was $7,559 compared to $9,746 as at September 30, 2022. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

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

13.4 Currency risk

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

13.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at December 31, 2022, a 10% change in the market price of these investments would have an impact of approximately $280 on net loss.

13.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the three months ended December 31, 2022. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the three months ended December 31, 2022.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

14. Related party transactions

14.1 Related Party Transactions

During the three months ended December 31, 2022, we entered into an agreement with VZZ through our subsidiary Golden Valley, whereby, among other things, our subsidiary would transfer to VZZ interests in 12 prospective properties held by it in exchange for royalties thereon. Also, we entered into a strategic alliance with IZZ, which provides us with a right of first refusal on any royalty or similar interest sold by IZZ in Australia. The strategic alliance includes a royalty referral arrangement which will provide us with the opportunity to acquire certain royalties identified by IZZ in Australia in consideration for which IZZ will retain an interest in the underlying royalty on a carried-basis. Glenn Mullan is the President and Chief Executive Officer of VZZ and IZZ, and a director of the Company.

During the year ended September 30, 2022, the Company incurred $136 (2021: $71) in technology expenses for website design, hosting and maintenance service provided by Blender. Blender is controlled by a family member of Amir Adnani, a director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. During the year ended September 30, 2022, the Company recognized share-based compensation expense of $626 (2021: $nil) in respect of this contract. No expense was recognized during the three months ended December 31, 2022.

Related party transactions are based on the amounts agreed to by the parties.

14.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by key management personnel of the Company for the three months ended December 31, 2022 and the year ended September 30, 2022 are as follows:

	For the three months ended	For the year ended	For the year ended
	December 31, 2022	September 30, 2022	September 30, 2021
	($)	($)	($)
Management salaries	275	1,453	939
Directors’ fees	102	442	233
Share-based compensation	788	1,628	2,154
	1,165	3,523	3,326

The amount payable to management and directors of $23, $582 and $632 as at December 31, 2022, September 30, 2022 and September 30, 2021 were included in accounts payable and accrued liabilities. Such payables were fully settled subsequent to period end.

15. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in Brazil, Colombia, Peru, Turkey and the United States, substantially all of the Company's assets and liabilities are held in Canada.

	For the three months ended	For the year ended	For the year ended
Non-current assets by geographical region as of:	December 31, 2022	September 30, 2022	September 30, 2021
Canada	453,801	453,917	67,271
USA	217,073	217,740	198,927
Total	670,874	671,657	266,198

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

16. Change of accounting year

Transition period comparative data

Condensed Statements of Financial Position

As at December 31,
2021
(Unaudited)
($)
Assets
Current assets
Cash and cash equivalents	13,826
Restricted cash	609
Short-term investments	25,057
Accounts receivable	364
Prepaids and other receivables	4,465
44,321
Non-current assets
Royalty and other mineral interests	630,182
Long-term investment	1,587
Investment in associate	1,217
Other long-term assets	57
633,043

677,364

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9,718
9,718
Non-current liabilities
Government loan	46
Derivative liabilities	5,027
Deferred income tax liability	136,377
141,450

151,168

Equity
Share Capital	527,132
Reserves	20,611
Accumulated deficit	(21,988)
Accumulated other comprehensive income	441
526,196
677,364

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

16. Change of accounting year (Continued)

Transition period comparative data (Continued)

Condensed Statements of Loss and Comprehensive Loss

Three months ended
December 31, 2021
(Unaudited)
($)
Revenue
Royalty and option income	533
Cost of sales
Depletion	(287)
Gross profit	246

Expenses
Consulting fees	(3,242)
Depreciation	(9)
Management and directors’ fees	(217)
Salaries, wages and benefits	(214)
Investor communications and marketing expenses	(339)
Office and technology expenses	(215)
Transfer agent and regulatory fees	(82)
Insurance fees	(578)
Professional fees	(1,816)
Share-based compensation	(901)
Mineral interest maintenance expenses	(64)
Share of loss in associate	(143)
Operating loss for the period	(7,574)

Other items
Change in fair value of derivative liabilities	90
Change in fair value of short-term investments	531
Foreign exchange gain	34
Interest expense	(4)
Other income	249
Net loss before income taxes for the period	(6,674)
Deferred tax expense	(167)
Net loss after income taxes for the period	(6,841)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Total comprehensive loss for the period	(6,841)

Net loss per share, basic and diluted	(0.06)

Weighted average number of common shares outstanding, basic and diluted	109,907,519

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

16. Change of accounting year (Continued)

Transition period comparative data (Continued)

Condensed Statements Changes in Equity

	Number of Common Shares (Unaudited)	Issued Capital (Unaudited) ($)	Reserves (Unaudited) ($)	Accumulated Deficit (Unaudited) ($)	Accumulated Other Comprehensive Income (Unaudited) ($)	Total (Unaudited) ($)
Balance at September 30, 2021	72,538,609	228,620	11,404	(15,147)	441	225,318
Common shares issued to acquire Abitibi Royalties Inc.	31,625,931	153,702	—	—	—	153,702
Common shares issued to acquire Golden Valley Mines and Royalties Ltd.	29,478,269	143,264	—	—	—	143,264
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	—	—	8,991	—	—	8,991
Common shares issued for marketing services	120,000	626	—	—	—	626
Common shares issued upon exercise of common share purchase warrants	164,692	760	(230)	—	—	530
Share-based compensation - performance based restricted shares	—	160	—	—	—	160
Share-based compensation - share options	—	—	446	—	—	446
Net loss for the period	—	—	—	(6,841)	—	(6,841)
Balance at December 31, 2021	133,927,501	527,132	20,611	(21,988)	441	526,196

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

16. Change of accounting year (Continued)

Transition period comparative data (Continued)

Condensed Statements of Cash Flows

For the three months ended
December 31, 2021
(Unaudited)
($)
Operating activities
Net loss for the period	(6,841)
Items not involving cash:
Depreciation	9
Depletion	287
Interest expense	4
Share-based compensation	901
Change in fair value of short-term investments	(531)
Change in fair value of derivative liabilities	(90)
Share of loss in associate	143
Deferred tax expense	167
Unrealized foreign exchange gain	57
Net changes in non-cash working capital items:
Accounts receivables	48
Prepaids and other receivables	565
Accounts payable and accrued liabilities	(2,779)
Cash used in operating activities	(8,060)

Investing activities
Restricted cash released	1,206
Interest received	2
Investment in royalties and other mineral interests	(307)
Cash acquired through acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	10,393
Proceeds from option agreements	436
Cash provided by investing activities	11,730

Financing activities
Proceeds from exercise of common share purchase warrants	280
Payment of lease obligations	(10)
Cash provided by financing activities	270

Effect of exchange rate changes on cash	(19)

Net increase in cash	3,921
Cash and cash equivalents
Beginning of period	9,905
End of period	13,826

Gold Royalty Corp.

Notes to Consolidated Financial Statements

For the three months ended December 31, 2022 and the years ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars unless otherwise stated)

17. Subsequent events

Other than as disclosed elsewhere in these consolidated financial statements, the following material events occurred subsequent to December 31, 2022:

Issue of shares to officers, directors and consultants

On January 4, 2023, the Company issued 53,620 shares in satisfaction of vesting requirements of granted RSUs at a price of $2.49 to certain officers, directors, and consultants of the Company.

Grant of share options

On January 3, 2023, the Company granted 5,000 share options at an exercise price of $2.30 per share to an employee. The options are valid for a period of five years and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

Expanded Revolving Credit Facility

On February 13, 2023, the Company announced an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility to $20,000, with an accordion feature providing for an additional $15,000 of availability, subject to certain additional conditions.

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and bears interest at a rate determined by reference to the Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable. The Facility will have a maturity date of March 31, 2025.

Dividend Reinvestment Plan (“DRIP”)

On February 16, 2023, the Company adopted the DRIP commencing with its upcoming first quarter 2023 dividend. The DRIP provides eligible shareholders of Gold Royalty with the opportunity to have all or a portion of the cash dividends declared on their common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions.

The Company has the discretion to cause share issuances under the DRIP to be satisfied by issuing common shares from treasury or through purchases of common shares on the open market including the facilities of the NYSE American.