Form 20-F
period 2023-12-31
Gold Royalty Corp.
filed 2024-03-28
CIK 1834026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

(604) 396-3066

(Address of principal executive offices)

Andrew Gubbels, Chief Financial Officer

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

Tel: (604) 396-3066

E-mail: agubbels@goldroyalty.com

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

On December 31, 2023, the issuer had 145,669,046 common shares, without par value, outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recover period pursuant to §240.10D-1(b). ☐

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

Unless otherwise indicated, references in this annual report on Form 20-F (this "Annual Report") to "Gold Royalty", "GRC", the "Company", "we", "us" and "our" refer to Gold Royalty Corp., a company incorporated under the laws of Canada, together with its subsidiaries unless the context requires otherwise.

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to "$" and "US$" are to U.S. dollars and references to "C$" are to Canadian dollars.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

EXPLANATORY NOTE

In December 2022, we announced a change of our fiscal year end from September 30 to December 31. As a result, we filed a transition report on Form 20-F ("Transition Report") for the transition period of October 1, 2022 to December 31, 2022 (the "transition period"). This Annual Report presents information for our fiscal year ended December 31, 2023, and includes the presentation of the Transition Period and the fiscal year ended September 30, 2022. Additionally, for ease of comparison, we have included in this Annual Report comparative financial information for the year ended December 31, 2022. See "Item 5. Operating and Financial Review and Prospects – Change of Fiscal Year End".

PRESENTATION OF FINANCIAL INFORMATION

We report under IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), which may not be comparable to financial data prepared by many United States companies. We present our financial statements in U.S. dollars.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

We are subject to the reporting requirements of the applicable Canadian and United States securities laws. The disclosure of scientific and technical information regarding the properties underlying our royalty and other interests contained herein is presented in accordance with subpart 1300 of Regulation S-K ("SK1300"), which differs from the disclosure requirements set forth under Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

In many cases, the owners and operators of the mineral properties underlying our royalty and other interests have disclosed scientific and technical information regarding such projects pursuant to NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended, which differs from the requirements under SK1300. In addition, certain of the operators of the properties underlying our interests prepare mineral reserve and mineral resource estimates in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC"), which differs from NI 43-101 and SK1300.

Under SK1300, the U.S. Securities and Exchange Commission ("SEC") recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards. U.S. shareholders are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under SK1300 and the CIM Definition Standards. Accordingly, there is no assurance that estimates of mineral resources and mineral reserves disclosed by the operators underlying our royalty and other interests under NI 43-101 or JORC or disclosed by us in our Canadian disclosure documents will be the same as the reserve or resource estimates prepared by U.S. companies under SK1300.

Readers should not assume that any part or all of the mineralization in the "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. shareholders are also cautioned not to assume that all or any part of the inferred resources exist.

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

We are relying on the exemption for royalty companies set forth Section 1302(b)(3)(ii) of SK1300, which provides that a stream, royalty or similar company is not required to file a technical report summary with the SEC with respect to an underlying property where either (a) obtaining the information would result in an unreasonable burden or expense, or (b) the technical report summary has been requested from the applicable owner, operator or other person possessing the technical report summary, who is not affiliated with the registrant, and who denied the request. The summary and individual mineral property disclosures contained herein are also provided in accordance with Sections 1303(a)(3) and 1304(a)(2) of SK1300, respectively, which provide that a registrant with a stream, royalty or other similar right may omit certain information required by the summary and individual property disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense.

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

Unless otherwise noted, the disclosure contained herein of a scientific or technical nature relating to the Canadian Malartic Property has been derived from the technical report titled "NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" dated March 25, 2021 and with an effective date of December 31, 2020 prepared for Agnico Eagle Mines Ltd. ("Agnico Eagle"), and Yamana Gold Inc. ("Yamana") and is available under their respective profiles on the System for Electronic Document Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca (the "Canadian Malartic Technical Report").

The scientific and technical information contained herein relating to our royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services and a qualified person as such term is defined under NI 43-101 and SK1300.

We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this Annual Report from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and do not make any representation as to the accuracy of the information.

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "forward-looking information" within the meaning of Canadian securities laws. See "Item 5. Operating and Financial Review and Prospects – Forward-Looking Statements" and "Item 3. Key Information – D. Risk Factors".

GLOSSARY OF TECHNICAL TERMS

Abbreviations

In this Annual Report, the abbreviation "Au" is used to express gold, and the following abbreviations are used to express units of measurement and shorthand reference to types of royalty interests:

Abbreviation	Meaning	Abbreviation	Meaning
"ft"	feet	"GRR"	gross revenue (royalty)
"g/t"	grams per tonne	"km"	kilometres
"kV"	kilovolt	"m"	metres
"NPI"	net profit interest (royalty)	"NSR"	net smelter return (royalty)
"oz"	ounces	"PTR"	per ton or tonne (royalty)

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider carefully the following risk factors, as well as the other information in this Annual Report, including our financial statements and notes thereto. If any of the following risks were to actually occur, our business, financial conditions, results of operations and prospects could be materially adversely affected and the value of our securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Cautionary Note Regarding Forward-Looking Statements".

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

The failure of any of the properties underlying our non-producing interests to achieve production on schedule or at all could have a material adverse effect on our asset carrying values or the other benefits we expect to realize from our royalties and other interests or the acquisition of royalty interests, and potentially our business, results of operations, cash flows and financial condition.

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

All of our royalty revenues for fiscal year 2023 came from our royalty interests in the Canadian Malartic Property, Isabella Pearl Mine, Jerritt Canyon Mine (NSR only), Borden Mine, Cozamin Mine and Borborema Project properties. In March 2023, the operator of the Jerritt Canyon mine announced the temporary suspension of mining operations at the project, citing inflationary cost pressures, contractor inefficiencies, lower than expected head grades and multiple extreme weather events. We expect that certain of our existing royalty interests in production stage properties to continue to represent a significant portion of revenue going forward over the near-term. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operators, at one or more of these properties could have a more significant or longer-term impact on our results of operations than if the sources of our revenue was less concentrated.

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

A deterioration of market and economic conditions in the jurisdictions in which we or the owners and operators of the properties underlying our interests may adversely affect our financial condition and results of operations. Continued levels of high inflation or a return to a recession or a weak recovery, due to factors including disruptions in financial markets in the United States or globally, natural disasters, trade policy issues, changes in energy prices, political upheavals, war or unrest could adversely impact our results of operations, including by negatively impacting the ability of the operators of the properties underlying our royalty and other interests to continue development or production operations.

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

In the ordinary course of business, we engage in a continual review of opportunities to acquire royalties, streams or similar interests, to establish new royalties, streams or similar interests on operating mines, to create new royalties, streams or similar interests through financing mine development or exploration, or to acquire companies that hold royalty interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial, legal and other confidential information, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes. We may consider obtaining debt commitments for acquisition financing. In the event that we choose to raise debt capital to finance any acquisition, our leverage may be increased. We also could issue common shares or securities convertible into common shares to fund acquisitions. Issuances of such securities could dilute existing shareholders and may reduce some or all of our per share financial measures.

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

Current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business.

As of December 31, 2023, we had $10.0 million outstanding under our secured revolving credit facility ("Credit Facility") and had $40 million in aggregate principal amount of convertible debentures outstanding (the "Debentures"). We may also incur additional indebtedness in the future. The Credit Facility contains a floating interest rate. Our levels of indebtedness and higher interest rates could impact us as follows:

•
require us to dedicate a substantial portion of our cash flow from operations to service indebtedness, thereby reducing the availability of cash flow to fund acquisitions, working capital, or dividends;
•
limit our flexibility in planning for, or reacting to, changes in our business;
•
restrict us from exploiting business opportunities;
•
make us more vulnerable to a downturn in our business or the economy
•
place us at a competitive disadvantage compared to our competitors with less indebtedness
•
require the consent of our existing lenders to incur additional indebtedness or limit our ability to borrow additional funds in the future;
•
increase our cost of capital, including as a result of higher interest rates and the effects of exchange rates; and
•
decrease our future earnings.

The documents underlying our indebtedness contain customary financial and other restrictive covenants. These restrictions will affect, and may limit or prohibit, our ability to, among other things, incur or guarantee additional indebtedness, pay dividends or make distributions or redeem or repurchase shares, create liens and enter into mergers, consolidations or transactions with affiliates. The Credit Facility includes covenants requiring us to maintain prescribed financial ratios and tests. Failure to comply with such covenants could result in events of default and could have a material adverse effect on our liquidity, results of operations and financial condition.

Additionally, our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations may depend in significant part on the extent to which we can successfully implement our business strategy. We cannot assure you that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.

We may require additional financing in the future to fund our growth strategy and maintain our operations.

In order to further our growth strategy and maintain our operations, we may require additional financing in the future. Such future financing may be in the form of debt or equity financing. We may be unable to obtain such financing on acceptable terms or at all. Failure to obtain any necessary financing in the future, could delay or postpone our future business activities, which may have a material adverse effect on our profitability, results of operations and financial condition. Additionally, our existing Credit Facility matures in March 2025. Any inability to renew or refinance such Credit Facility on acceptable terms may have an adverse impact on our liquidity and financial position.

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

Certain of our existing royalty interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy back a portion or all of the royalty, and (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty interest held by us. Holders may exercise these rights such that certain of our existing royalty interests would no longer be held by us or would become difficult for us to acquire. Any compensation received as a result may be significantly less than what we had budgeted receiving for the applicable interest and may have a material adverse effect on our results of operations, financial position and business.

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

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine’s production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by operators will not be replenished by discoveries or acquisitions which could have a material adverse effect on our results of operations and financial condition.

Operations in foreign countries or other sovereign jurisdictions are subject to many risks, which could decrease our revenues.

Our royalty and other interests on properties outside of the United States are located in Canada, Mexico, Colombia, Brazil, Turkey and Peru. In addition, future acquisitions may expose us to new jurisdictions. Our activities and those of the operators of properties on which we hold royalty interests are subject to the risks normally associated with conducting business in foreign countries or within the jurisdiction of Indigenous peoples that may be recognized as sovereign entities in the United States and elsewhere. These risks may impact the operators of our interests, depending on the jurisdiction, and include such things as:

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

Opposition from Indigenous peoples may delay or suspend development or operations at the properties where we hold royalty or similar interests, which could decrease our revenues.

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

Pandemics and other public health crises may impact the ability of the owners and operators of the properties underlying our royalty and other interests to conduct activities at, or operate, such properties. Additionally, volatility in metal prices and the global economy resulting from pandemics, could cause the delay, suspension or termination of exploration, development or operational activities at the projects underlying our royalty or other interests, which could adversely impact our financial condition and results of operations. The global economy, metal prices and financial markets have experienced, and may in the future experience, significant volatility and uncertainty due to the effects of the spread of illness or other public health emergencies. Travel and other restrictions could limit or delay acquisition opportunities or other business activities. In addition, economic volatility, supply chain issues, labor shortages, disruptions in the financial markets, or severe price declines for gold or other metals could adversely affect our ability to obtain future debt or equity financing for acquisitions on acceptable terms or at all.

We depend on the services of our Chief Executive Officer, Chief Financial Officer, Chief Development Officer and other management and key employees.

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

Our assets include an immaterial amount of investments in selected publicly listed companies. We may also from time to time make strategic investments in other mining companies or acquire securities of public companies in connection with royalty or similar transactions. A significant decline in the fair values of our larger investments in equity securities may have an adverse impact on our financial position.

A significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results.

We rely on a variety of information technology and automated operating systems to manage and support our operations. For example, we depend on our information technology systems for financial reporting, operational and investment management, and email. These systems contain, among other information, our proprietary business information and personally identifiable information of our employees. The proper functioning of these systems and the security of such data is critical to the efficient operation and management of our business, and these functions are outsourced by us to third-party service providers on whom we rely for the security and proper functioning of these systems. In addition, these systems could require modifications or upgrades from time to time as a result of technological changes or growth in our business, and we might change the third-party service providers with whom we contract to maintain the functioning or security of these systems from time to time, which modifications, upgrades or changes could be costly and disruptive to our operations and could impose substantial demands on management’s time. Our systems, and those of our third-party service providers, could be vulnerable to damage or disruption caused by catastrophic events, power outages, natural disasters, computer system or network failures, viruses, ransomware or malware, physical or electronic break-ins, unauthorized access, or cyber-attacks. Any security breach could compromise our networks, and the information stored on them could be improperly accessed, disclosed, lost, stolen or restricted. Because techniques used to sabotage, obtain unauthorized access to systems or prohibit authorized access to systems change frequently and generally are not detected until successfully launched against a target, we or our third party service providers might be unable to anticipate these techniques, and the steps that we or our third party service providers have taken to secure our systems and electronic information might not be adequate to prevent a disruption or attack. Any unauthorized activities could disrupt our operations or those of our third-party service providers on which we are dependent, damage our reputation, or result in legal claims or proceedings, any of which could adversely affect our business, reputation, or operating results. See "Item 16K. Cybersecurity".

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

Risks Related to Our Securities

We may lose our "foreign private issuer" status in the future, which could result in additional costs and expenses to us.

We are a "foreign private issuer", as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. We may in the future lose foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

We are a "foreign private issuer" and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a "foreign private issuer", we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We may not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices rather than those of the United States, except to the extent that such laws would be contrary to U.S. securities laws, provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead see "Item 16G. Corporate Governance". As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

We are an "emerging growth company", and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act. For as long as we continue to be an "emerging growth company", we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not "emerging growth companies", including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years following the completion of our initial public offering (our "IPO"). However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceed $1.235 billion, or the market value of our common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company", which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors could find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common shares and our share price may be more volatile.

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

While our common shares are listed for trading on the NYSE American under the trading symbols "GROY", we cannot assure you that our securities will continue to be listed on the NYSE American. If the NYSE American delists our common shares from trading on its exchange, we could face significant material adverse consequences, including:

•
a limited availability of market quotations for our securities;
•
a determination that our common shares are a "penny stock" which will require brokers trading in our common shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common shares;
•
a limited amount of news and analyst coverage for our Company; and
•
a decreased ability to issue additional securities or obtain additional financing in the future.

We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

We are governed by the Canada Business Corporations Act ("CBCA") and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance.

The material differences between the CBCA and Delaware General Corporation Law ("DGCL") that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our Articles of Incorporation (the "Articles")) the CBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the Articles, as applicable, whereas DGCL generally only requires a majority vote; and (ii) under the CBCA a holder of 5% or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. We cannot predict whether investors will find our Company and our securities less attractive because we are governed by foreign laws. If some investors find our securities less attractive as a result of us being governed by the CBCA, there may be a less active trading market for our securities and the price of our securities may be more volatile.

In addition, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a "Canadian Business" within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Finally, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). The Competition Act (Canada) establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner. However, the Competition Act (Canada) permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us, whether or not it is subject to mandatory notification. Otherwise, there are no limitations either under the laws of Canada, or in our Articles or amended and restated bylaws ("bylaws") on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our Company and our common shares less attractive because we are governed by foreign laws.

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

We have included a forum selection provision in our bylaws that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia and appellate courts therefrom (or, failing such Court, any other "court" as defined in the CBCA, having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our Articles or bylaws; or (4) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection provision also provides that our shareholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of our provision. Therefore, it may not be possible for shareholders to litigate any action relating to the foregoing matters outside of the Province of British Columbia. To the fullest extent permitted by law, our forum selection provision will also apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

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

The trading market for our common shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our common shares, our share price would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

U.S. holders of our common shares may suffer adverse tax consequences as a result of our passive foreign investment company status.

We expect to be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under "Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations") holds the common shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read "Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations for United States Holders" for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a "qualified electing fund" election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

We have not made a formal determination as to whether we would be classified as a PFIC for the tax year ended December 31, 2023 or in past years, and do not plan to make such a determination for subsequent years. However, we expect that we should be treated as a PFIC for the tax year ended December 31, 2023 and may continue to be treated as a PFIC in future years. For the fiscal years ended September 30, 2022, 2021 and 2020 and the transition period ended December 31, 2022, pursuant to Treasury Regulation Section 1.1295-1(g)(1), we issued to our U.S. shareholders a "PFIC Annual Information Statement" to assist U.S. shareholders who wish to make a Qualified Electing Fund Election under Section 1295 of the Code ("QEF Election").

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common shares, which could depress the market price of our common shares.

Our board of directors have the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares could be issued with liquidation, dividend and other rights superior to the rights of our common shares. The potential issuance of preferred shares may delay or prevent a change in control of us, discourage bids for our common shares at a premium over the market price and adversely affect the market price and other rights of the holders of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

We are a corporation organized under the laws of Canada. We were incorporated under the name Gold Royalty Corp. on June 23, 2020 under the CBCA. Our head office is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 4A2 and our telephone number is +1 (604) 396-3066. Our registered office is 925 West Georgia Street, Suite 1000, Vancouver, British Columbia, Canada V6C 3L2. Our website address is www.goldroyalty.com. Information on our website is not incorporated herein by reference.

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

Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Ave, Suite 204, Newark, DE 19711.

On March 8, 2021, we completed our IPO of 18,000,000 units (the "Units") at a price of $5.00 per Unit for gross proceeds of $90,000,000. Each Unit consisted of one common share and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of $7.50 per share until March 11, 2024. We granted the underwriters under our IPO an over-allotment option to purchase up to 2,700,000 common shares and/or 1,350,000 common share purchase warrants at $4.995 per share and $0.01 per common share purchase warrant, respectively, pursuant to which 721,347 additional common shares and 1,350,000 additional common share purchase warrants were issued by us. In connection with our IPO our common shares and common share purchase warrants commenced trading on the NYSE American on March 9, 2021. Such warrants expired in March 2024.

On August 23, 2021, we completed the acquisition of all of the outstanding common shares in Ely Gold Royalties Inc. ("Ely") by way of a statutory plan of arrangement (the "Ely Arrangement") under the Business Corporations Act (British Columbia). Pursuant to the Ely Arrangement, we issued 30,902,176 of our common shares and paid $65 million (C$84 million) in cash. As a result of the Ely Arrangement, each of the 15,946,732 warrants to purchase common shares of Ely that were outstanding immediately prior to the effective time thereof represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a common share plus C$0.0001 in cash.

In addition, pursuant to the Ely Arrangement, each outstanding option to purchase common shares of Ely (the "Ely Options") that was not exercised prior to the effective time of the Ely Arrangement was, at the effective time, assigned and transferred by the holder thereof to Ely and such holder then became entitled to receive a number of common shares of Ely equal to the "In-the-Money Amount", being the amount by which the cash consideration of C$1.46 per common share of Ely, exceeded the exercise price of the applicable Ely Option, with the number of common shares of Ely equal to such amount divided by the cash consideration.

On September 6, 2021, we entered into definitive agreements with each of Golden Valley Mines and Royalties Ltd. ("Golden Valley") and Abitibi Royalties Inc. ("Abitibi"), pursuant to which we acquired all of the outstanding common shares of Golden Valley and Abitibi by way of statutory plans of arrangements. On November 5, 2021, we completed the acquisition of all of the outstanding shares of each of Golden Valley and Abitibi pursuant to statutory plans of arrangement for consideration consisting of: (i) 2.1417 of our common shares for each Golden Valley common share; and (ii) 4.6119 of our common shares for each Abitibi common share.

We paid total consideration to holders of Golden Valley and Abitibi common shares under the transactions of an aggregate of 61,104,200 of our common shares (of an aggregate of 29,478,273 common shares to shareholders of Golden Valley and 31,625,943 common shares to shareholders of Abitibi (excluding Golden Valley)). Additionally, pursuant to the plan of arrangement with Golden Valley, each of Golden Valley’s 1,166,389 share purchase options that were outstanding immediately prior to closing were exchanged for options to purchase 2,498,045 of our common shares. Based on the share price of our common shares, and the estimated fair value of options to purchase our common shares issued in exchange for Golden Valley options, the total consideration for the acquisition was approximately $306 million. We began consolidating the operating results, cash flows and net assets of Golden Valley and Abitibi from November 5, 2021.

Golden Valley and Abitibi were amalgamated on February 7, 2023, and the continuing company changed its name to "Golden Valley Abitibi Royalties Ltd."

B. Business Overview

We are a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. Our diversified portfolio currently includes 240 royalties across properties of various stages, including 5 royalties on producing projects.

Our Strategy

Our mission is to acquire royalties, streams and similar interests at various stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for investors.

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

Our "royalty generator model" is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

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

NPI royalties generally require the owner or operator of the underlying project to make payments to the holder based on the profit, which is determined by deducting the sum of operating cost, capital expenditure, general administrative expenses and other agreed deductions from revenue.

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

In addition, our "royalty generator model" is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

The table below provides a comparison of royalty companies, mining companies, exchange traded funds and funds that hold physical commodities:

	Royalty Companies	Operating Companies	Precious Metals ETFs	Physical Funds
Exposure to Commodity Prices	√	√	√	√
Fixed Operating Costs	√	X	√	√
No Development or Sustaining Capital Costs	√	X	X	X
Exploration and Expansion Upside Without the Associated Costs	√	X	√	X
Diversified Asset Portfolio	√	X	√	√
Ability to Grow Without Increased Management	√	X	√	√

Competitive Strengths

We believe that our competitive strengths include, among other things:

•
Significant and Diversified Royalty Portfolio. We currently hold 240 royalties of which 5 are on producing projects. These interests are located in seven countries primarily across the Americas, with specific concentration in the mining-friendly jurisdictions of Nevada and Québec. Additionally, the properties underlying such royalties are currently operated by over 75 different operators / owners. This provides us with a relatively geopolitically stable and diversified portfolio base with significant future upside potential through our earlier stage royalty interests.
•
Experienced Team with a Proven Track Record in Mining. Our management team, board of directors and advisory board have over 400 years of combined experience in the mining sector, including key expertise in exploration, development and operational areas, along with important capital markets acumen and extensive networks. We believe this enhances our ability to execute on opportunities and makes us an attractive partner to potential royalty and stream counterparties where our collective knowledge and experience could add value to their business. In addition, we believe our team’s collective experience and network provide us with many of the capabilities of much larger companies, while allowing us to maintain a lean cost structure and a strong entrepreneurial culture.
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

•
Positioned to Execute on our Growth-Oriented Strategy. Since our IPO, we have aggressively executed our growth strategy. Our demonstrated transaction record in fiscal year 2023 included the acquisition of royalty interests in key jurisdictions, including on the Borborema gold project, located in Brazil, and the Cozamin Mine, located in Mexico. As well, a portfolio of 21 royalties located in Québec was acquired from the Société Québécoise d'Exploration Manière (SOQUEM) that further enhances our existing position. Furthermore, we expect that our experienced management team and extensive relationships coupled with our strong technical skills and execution capabilities, will position us to source and pursue new growth opportunities across the asset spectrum.
•
Potential for Additional Royalties through our Royalty Generator Model. We seek to complement our acquisition strategy by continuing to implement the "Royalty Generator Model". This involves acquiring property interests and generating new royalties by optioning, leasing or otherwise contracting with third-party operators on a basis that allows us to retain a royalty or similar interest. We believe this model is a relatively low-cost method of adding potential future upside to our portfolio by adding interests on exploration-stage projects.

Generating and Evaluating Acquisition Opportunities

In addition to the acquisitions we have completed since our IPO, we plan to aggressively continue to pursue accretive royalty and stream transactions, targeting near-term production and complementary development and exploration projects worldwide. We believe we offer potential counterparties added value, by virtue of, among other things, our:

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

In evaluating potential transactions, we utilize a disciplined approach to manage our fiscal profile. We expect to maintain low overhead costs by operating with a small but highly experienced team and calling upon third-party resources to supplement our skill set if required, thereby maintaining a high degree of flexibility in our cost structure. We believe this strategy will help to ensure that our business model is scalable and should allow us to seek new growth opportunities in a cost effective and value enhancing manner.

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

Regulation

Operators of the mines that are subject to our royalty interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Mexico, Brazil, Canada, Colombia, Turkey and Peru where we hold royalty interests. Although we, as a royalty owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

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

With respect to the ESG topics directly associated with our business, we currently have an ESG and Sustainability policy, a Supplier Code of Conduct and Anti-Corruption Policy. These policies aim to strengthen our governance of ESG risks, by providing guidance to employees, partners and suppliers on appropriate behavior aligned to our Company’s values. In fiscal year 2023, we released our inaugural sustainability report, detailing our ESG practices and management of ESG-related risks.

C. Organizational Structure

The following chart sets forth our current corporate organization as of the date hereof.

D. Property, Plants and Equipment

We are a precious metals-focused royalty company. Our diversified portfolio currently consists of 240 royalties across varying stages. In addition to royalty, streaming and similar interests, we hold rights to acquire additional royalties and hold a portfolio of shares, mainly of publicly traded mining and mineral exploration and development companies. See " – Buyback Rights" and to " – Other Investments".

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

For the purposes of SK1300 and NI 43-101, we currently consider our royalty interest on portions of the Canadian Malartic Property, located in Québec, Canada as our only material property. SK1300 requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed "technical report summary" from a qualified person with respect to each material mining property; and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. Because our assets are comprised of royalty and similar interests, for the purposes of this Annual Report, we have relied on Item 1302(b)(3)(ii) of SK1300 and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we have requested such technical report summary from the operators of the projects underlying its material royalty interests and were denied the request.

Royalty Interests

SK1300 Project Classifications

We generally classify our royalty interests based on the stage of development of its projects.

The table below classifies projects based upon the definitions set forth in SK1300, utilizing the following classifications:

•
Production Stage Property – is a property with material extraction of mineral reserves.
•
Development Stage Property – is a property that has mineral reserves disclosed, pursuant to SK1300, but no material extraction.
•
Exploration Stage Property – is a property that has no mineral reserves disclosed.

Based on the classifications set forth in SK1300, as of the date hereof, we have royalties on 5 Production Stage Properties and 235 Exploration Stage Properties.

Readers are advised that the SK1300 classifications used herein may not be comparable to those utilized by issuers under applicable Canadian and other international requirements or those used in our disclosures prepared under applicable Canadian securities laws.

Geographic Location of Interests

The following map sets forth the geographic locations of our royalty interests as of the date hereof:

Summary Disclosure

The following table sets forth summary information regarding our material and other selected key royalties:

Project Name	Operator	Interest	Metals	Jurisdiction	SK1300 Project Stage	Mine Types and Mineralization Styles
Canadian Malartic Property (open pit)(1)	Agnico Eagle	2.0% - 3.0% NSR	Au, Ag	Québec, Canada	Production Stage

Open pit mine.
Canadian Malartic Property is a large-tonnage, low-grade Archean gold system, consisting of a widespread shell of disseminated gold-bearing pyrite mineralization hosted by porphyritic felsic to intermediate intrusions and altered metasediments.

Odyssey Project(1) (underground)	Agnico Eagle	3.0% NSR	Au	Québec, Canada	Exploration Stage

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

Côté Gold Project(2)	IAMGOLD Corporation ("IAMGOLD")	0.75% NSR	Au	Ontario, Canada	Exploration Stage	Open pit mine in construction Côté Gold Project is a low-grade, high tonnage Archean gold system that can be described as a synvolcanic intrusion related and stockwork disseminated gold deposit.
Borden Mine(2)	Newmont Corporation ("Newmont")	0.5% NSR	Au	Ontario, Canada	Production Stage

Underground mine.
The gold mineralization at the Borden Mine occurs as a broad zone of disseminated and fracture-controlled sulphides within a volcano-metasedimentary package of variable composition. The mineralization generally consists of low to moderate grade gold, with minor silver, and is characterized by a persistent higher-grade core surrounded by a lower grade envelope.

Isabella Pearl Mine(2)	Fortitude Gold Corporation ("Fortitude Gold")	0.375% GRR	Au, Ag	Nevada, USA	Production Stage

Open pit mine.
Alteration and mineral assemblages at Isabella Pearl, including widespread argillic alteration and generally abundant alunite, indicate the deposits belong to the high sulfidation class of epithermal mineral deposits.

Railroad-Pinion Project(2)	Orla Mining Ltd. ("Orla Mining")	0.44% NSR	Au	Nevada, USA	Exploration Stage	Open pit mine in development. The gold-silver deposits within the Railroad-Pinion property are considered to be Carlin-type, sedimentary-rock-hosted deposits.
Fenelon Gold Property	Wallbridge Mining Company Limited ("Wallbridge")	2.0% NSR	Au	Québec, Canada	Exploration Stage

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

Granite Creek Project(3)	i-80 Gold Corp. ("i-80")	10.0% NPI	Au	Nevada, USA	Production Stage	Underground mining has commenced, open pit in development. Mineralization at Granite Creek is carlin-style, similar to nearby deposits at Turquoise Ridge and Twin Creeks.
Hog Ranch Project(4)	Rex Minerals Ltd.	2.25% NSR	Au	Nevada, USA	Exploration Stage

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
Ren Project	Nevada Gold Mines (joint venture between Barrick Gold Corp. ("Barrick Gold") (61.5%) and Newmont (38.5%))	1.5% NSR 3.5% NPI	Au	Nevada, USA	Exploration Stage

Underground mine in development.
Similar to gold deposits at the Goldstrike and Rodeo Mines, gold mineralization at Ren is predominantly hosted by the Devonian Popovich Formation, and usually occurs within stratabound zones or along low-angle structures exhibiting decarbonatization, argillization, weak silicification, quartz, and barite veining and local collapse brecciation.

Gold Rock Project	Calibre Mining Corp. ("Calibre")	0.5% NSR	Au	Nevada, USA	Exploration Stage

Open pit mine in development.
The Gold Rock Deposit is a Carlin-style, sedimentary rock-hosted, disseminated gold deposit within Mississippian limestone and siltstone units, namely the Joana Limestone and the overlying Chainman Formation calcareous shale, siltstone and limestone.

Lincoln Hill Project	Coeur Mining, Inc. ("Coeur Mining")	2.0% NSR	Au	Nevada, USA	Exploration Stage

Not a current mining operation.
Lincoln Hill lies in the west-central portion of the Great Basin part of the Basin and Range Physiographic Province. The Great Basin is characterized by north to northeast trending ranges separated by wide flat valleys. In this part of Nevada, the ranges are generally made up of Mesozoic and Tertiary volcanic and sedimentary rocks

Whistler Project	U.S. GoldMining Inc. ("U.S. GoldMining")	1.0% NSR	Au, Ag, Cu	Alaska, USA	Exploration Stage	Not a current mining operation. Magmatic hydrothermal gold and copper mineralization, and in particular gold-copper porphyry-style mineralization.
Cozamin Mine(2)	Capstone Copper Corp.	1.0% NSR	Cu, Ag	Zacatecas, Mexico	Production Stage

Underground mine.
Epithermal and mesothermal vein deposits containing silver, gold and base metals (copper, lead and zinc). The host rocks for the Mala Noche Vein (“MNV”) system are intercalated carbonaceous metasedimentary rocks and andesitic volcanic rocks, and Tertiary rhyolite intrusive rocks and flows. Copper-dominant mineralization is associated with rhyolite flow domes.

Borborema Project(5)	Aura Minerals Inc.	2.0% NSR	Au	Rio Grande do Norte, Brazil	Exploration Stage

Open pit mine in construction.
The deposit is considered a classic type of orogenic gold deposit. The main mineralized shear zone is about 30m thick.
The mineralized sequence has been subjected to complex multi-stage deformation, with folded, sheared, dismembered and boudinaged quartz and quartz-carbonate veins commonly associated with gold mineralization.

Notes:

(1)
Applies to all of the Jeffrey zone and to a portion of the Barnat Extension of the Canadian Malartic mine (open pit) on the Canadian Malartic Property, as well as portions of Odyssey, East Malartic, Sladen and Sheehan zones. See " – Material Property" for further information.
(2)
Royalty applies to only a portion of the property.
(3)
Royalty subject to a production hurdle of 120,000 oz of production.
(4)
Subject to a buyback right of the operator, whereby a 0.75% NSR may be repurchased by the operator for $0.75 million.
(5)
Royalty to decrease to a 0.5% NSR after 725,000 oz of gold production. Subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.

See "Item 5. Operating and Financial Review and Prospects – Selected Asset Updates" for further information regarding our material and other key royalties.

In addition to the above, our portfolio currently also includes the following additional Exploration Stage royalties:

Asset(1)	Operator / Optionor	Interest	Metals	Location
Jerritt Canyon Mine	First Majestic Silver Corp. ("First Majestic")	0.5% NSR, PTR (sliding scale)	Au, Ag	Nevada, USA
Marigold Mine	SSR Mining Inc. ("SSR")	0.75% NSR	Au	Nevada, USA
São Jorge Project	GoldMining Inc. ("GoldMining")	1.0% NSR	Au	Brazil
Croinor Gold Project†	Probe Gold Inc. ("Probe")	2.75% NSR	Au	Québec, Canada
Tonopah West	Blackrock Silver Corp.	3.0% NSR	Au, Ag	Nevada, USA
Rawhide Mine (care & maintenance)	Rawhide Mining LLC	15% NPI	Au	Nevada, USA
Cheechoo Project	Sirios Resources Inc. ("Sirios Resources")	2.5% to 4.0% NSR	Au	Québec, Canada
Yellowknife Project (Nicholas Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Goodwin Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Ormsby-Bruce)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Clan Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Big Sky)	GoldMining	1.0% NSR	Au	NWT, Canada
La Mina Project	GoldMining	2.0% NSR	Au, Ag, Cu	Colombia
Mt Hamilton	Waterton Global Resource Management ("Waterton Global")	1% NSR	Au	Nevada, USA
Monte Cristo	Waterton Global	1% NSR	Au	Nevada, USA
Sleeper Gold Project	Paramount Gold Nevad Corp. ("Paramount Gold")	0.33% NSR	Au	Nevada, USA
Titiribi	GoldMining	2.0% NSR	Au, Cu	Colombia
Yarumalito	GoldMining	1.0% NSR	Au, Cu	Colombia
Cachoeira	GoldMining	1.0% NSR	Au	Brazil
Crucero	GoldMining	1.0% NSR	Au	Peru
Surubim	GoldMining	1.0% NSR	Au	Brazil
Nutmeg Mountain	NevGold Corp.	0.5% NSR	Au	Idaho, USA
Quartz Mountain	Alamos Gold Inc. ("Alamos Gold")	1.0% NSR	Au	Oregon, USA
Quartz Mountain	Alamos Gold	1.25% NSR	Au	Oregon, USA
Rodeo Creek (optioned)	Nevada Gold Mines	2% NSR	Au	Nevada, USA
War Eagle (optioned)	Integra Resources Corp.	1% NSR	Au, Ag	Idaho, USA
Lone Tree (leased)	i-80	1.5% NSR	Au	Nevada, USA
Pinson (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Carlin (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Turquoise Ridge	Nevada Gold Mines	2% NSR	Au	Nevada, USA
Watershed	IAMGOLD	1.0% NSR	Au	Ontario, Canada
South Malartic	Canadian Gold Corp. ("Canadian Gold")	2.5% - 3.0% NSR	Au	Québec, Canada
New Alger	Radisson Mining Resources Inc.	1.0% NSR	Au	Québec, Canada
Callahan†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Red Lake Project	Renegade Gold	1.0% NSR	Au	Ontario, Canada
Menderes	Frontline Gold Corporation ("Frontline")	3.0% NSR	Au	Turkey
Midway†	Agnico Eagle	1.50% NSR	Au	Québec, Canada
Radium	Agnico Eagle	15% NPI	Au	Québec, Canada
Batistao	GoldMining	1.0% NSR	Au	Brazil
Isabella Extension	Fortitude Gold	2.5% NSR	Au	Nevada, USA
Tact	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA
County Line	Fortitude Gold	3.0% NSR	Au	Nevada, USA
Mina Gold	Fortitude Gold	1.5% - 3.0% NSR	Au	Nevada, USA
Silver Dyke	Fortitude Gold	2.0% NSR	Au	Nevada, USA
Pilot Mountain (leased)	Golden Metal Resources	2.0% NSR	Au	Nevada, USA
Castle/Black Rock (leased)	Allegiant Gold Ltd.	2.0% NSR	Au	Nevada, USA
Olinghouse NE	Lake Mountain Mining, LLC	1.0% NSR	Au	Nevada, USA
French Gold Bar (leased)	McEwen Mining Inc. ("McEwen Mining")	2.0% NSR	Au	Nevada, USA
Scoonover Gold Bar	McEwen Mining	1.0% NSR	Au	Nevada, USA
Gold Canyon	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Bar	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Rock Extension	Calibre	2.0% NSR	Au	Nevada, USA
Rosial	Coeur Mining	1.5% NSR	Au	Nevada, USA
WR Claims	Coeur Mining	1.0% NSR	Au	Nevada, USA

Trenton Canyon	SSR Mining	0.3% NSR	Au	Nevada, USA
Aurora West (optioned)	Goldcliff Resource Corporation ("Goldcliff")	2.0% NSR	Au	Nevada, USA
Antelope Springs	Americas Gold and Silver Corporation ("Americas Gold Corporation")	1.0% NSR	Au	Nevada, USA
Atlanta	Nevada King Gold Corp. ("Nevada King")	3.0% NSR	Au	Nevada, USA
Bald Peak	Paramount Gold	3.0% NSR	Au	Nevada, USA
Big Ten – Amsel	VR Resources Ltd. ("VR Resources")	2.0% NSR	Au	Nevada, USA
Big Ten – Danbo	VR Resources	3.0% NSR	Au	Nevada, USA
BS (optioned)	Group Eleven Resources Corp. ("Group Eleven")	2.0% NSR	Au	New Mexico, USA
Butte Valley (optioned)	Lion Copper and Gold Corp.	2.0% NSR	Au	Nevada, USA
Clayton Ridge (optioned)	Group Eleven	2.0% NSR	Au	Nevada, USA
Lantern (optioned)	Group Eleven	2.0% NSR	Au	Nevada, USA
Liberty Springs (optioned)	Group Eleven	2.0% NSR	Au	Nevada, USA
Questa Blanca (optioned)	Group Eleven	2.0% NSR	Au	New Mexico, USA
Frost	Paramount Gold	2.0% NSR	Au	Oregon, USA
Gilbert South (optioned)	Orogen Royalties Inc.	2.0% NSR	Au	Nevada, USA
Green Springs	Contact Gold Corp.("Contact Gold")	0.5% NSR	Au	Nevada, USA
Green Springs (optioned)	Contact Gold	1.0% NSR	Au	Nevada, USA
Gutsy	EMX Royalty Corporation ("EMX Royalty")	0.5% NSR	Au	Nevada, USA
Hurricane (optioned)	Fremont Gold Ltd. ("Fremont Gold")	3.0% NSR	Au	Nevada, USA
Kismet	EMX Royalty	2.0% NSR	Au	Nevada, USA
Maggie Creek	Nevada Gold Mines	1.0% NSR	Au	Nevada, USA
Moho (optioned)	Lanhontan Gold Corp.	2.5% NSR	Au	Nevada, USA
Mt Wilson	National Treasure Corporation	3.0% NSR	Au	Nevada, USA
Musgrove Creek	US Gold Corp.	2.0% NSR	Au	Idaho, USA
Mustang Canyon	i-80	2.0% NSR	Au	Nevada, USA
Nevada Rand (optioned)	Goldcliff	2.5% NSR	Au	Nevada, USA
New Boston	VR Resources	2.0% NSR	Au	Nevada, USA
North Carlin	Fremont Gold	2.0% NSR	Au	Nevada, USA
Olympic (optioned)	Great Western Minerals Group Ltd.	1.75% NSR	Au	Nevada, USA
Redlich Gold (optioned)	Lahontan Gold	2.5% NSR	Au	Nevada, USA
Scossa	Romios Gold Resources Inc. ("Romios Gold")	2.0% NSR	Au	Nevada, USA
St Elmo (optioned)	Assign Resources Inc.	2.5% NSR	Au	Nevada, USA
Troy	CopAur Minerals Inc.	1.0% NSR	Au	Nevada, USA
Tuscarora	American Pacific Mining Corp.	3.0% NSR	Au	Nevada, USA
Dauntless (optioned)	Fortitude Gold	2.0% NSR	Au	Nevada, USA
White Hill (optioned)	Exiro Minerals Corp.	3.0% NSR	Au	Nevada, USA
White Rock (optioned)	Provenance Gold Corp. ("Provenance Gold")	2.0% NSR	Au	Nevada, USA
Buff	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA
Cimarron	Crestview Exploration Inc.	2.5% NSR	Au	Nevada, USA
Gent	Nevada Mine Properties	0.5% NSR	Au	Nevada, USA
Hercules	Elevation Gold Mining Corp.	2.0% NSR	Au	Nevada, USA
Poison	Koza Ltd.	0.5% NSR	Au	Idaho, USA
RM	Hecla Mining Company	0.5% NSR	Au	Nevada, USA
Malartic Break†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Smokehead	Val-d’Or Mining Corp. ("Val-d’Or Mining")	2.0% NSR	Au	Québec, Canada
Bogside NW	Val-d’Or Mining	2.5% NSR	Au	Québec, Canada
Bogside NW	Val-d’Or Mining	2.5% NSR	Au	Québec, Canada
Bogside	Val-d’Or Mining	2.0% NSR	Au	Québec, Canada
Bogside	Val-d’Or Mining	2.5% NSR	Au	Québec, Canada
Cadillac†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Revillard	JV and Dundee Precious Metals Inc. and Pershimex Resources Corporation	2.0% NSR	Au	Québec, Canada
Thompson River†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Cadillac Shear	Eagle Ridge Mining Ltd. ("Eagle Ridge")	1.0% NSR	Au	Québec, Canada

Authier North	Owned by Eagle Ridge optioned to Power Metals (UK) ("Power Metals")	1.0% NSR	Au	Québec, Canada
Duval	Owned by Eagle Ridge optioned to Power Metals	1.0% NSR	Au	Québec, Canada
Bachelor	Eagle Ridge	3.0% NSR	Au	Québec, Canada
White horse Island	Frontline	1.0% NSR	Au	Ontario, Canada
Perrigo	Perry English/Gravel Ridge Resources Ltd., optioned to Xplore Resources Corp.	1.25% NSR	Au	Ontario, Canada
Rainy River SW	New Gold Inc.	2.0% NSR	Au	Ontario, Canada
King Project	Eagle Ridge	2.0% NSR	Au	Ontario, Canada
Douglas Lake (777 Project)	Nordic Minerals Ltd.	3.0% NSR	Au	Saskatchewan, Canada
Alpha Project	O3 Mining Inc.	1.5% NSR and 20% FCI	Au	Québec, Canada
Lac Barry	Bonterra Resources Inc.	3.0% NSR and 15% FCI	Au	Québec, Canada
Agar	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Amikougami	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Arbade	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Arbaden	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Baden	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Bench Depth	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Richore	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Ronda	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Barraute	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Bearmac	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Bejopipa	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Blue Mountain	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Bosum-Sud	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Broker’s Fee	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Dionne	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
D’Orso	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Harricana Fault	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Hazen	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Jonsmith	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Lac Fiedmont	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Lac Laverdiere	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Lac Lemoyne	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
LockOut	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Luciana	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Magoma	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Mindoka	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Eddie Shore (aka Odie Cleghorn)	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Oregon	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Pascalis Cu-Zn	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Pascalis Ouest	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Perestroika Ouest	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Petit Lac Noir	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Plumber	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Riviere Lois	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Salve Lake	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Shamrock	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Steeloy	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Threshold-85	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Venus New	Val-d’Or Mining	1.25% NSR	Au	Québec, Canada
Victoria Creek	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Winnie Lake	Val-d’Or Mining	1.25% NSR	Au	Ontario, Canada
Ducros Sill	Québec Nickel Corp.	1.50% NSR	Ni, Cu, PGM	Québec, Canada
Borderline	Progenitor Metals Corp. ("Progenitor")	1.25% NSR	Au	Québec, Canada
Calamity	Progenitor	1.25% NSR	Au	Québec, Canada
Entre Deux Lacs	Progenitor	1.25% NSR	Au	Québec, Canada
Golden Jet	Progenitor	1.25% NSR	Au	Québec, Canada
Hunter Mine Group	Progenitor	1.25% NSR	Au	Québec, Canada
Lac Guéguen	Progenitor	1.25% NSR	Au	Québec, Canada
Mona Lisa	Progenitor	1.25% NSR	Au	Québec, Canada

Princesse Annie	Progenitor	1.25% NSR	Au	Québec, Canada
Riviere D’Alembert	Progenitor	1.25% NSR	Au	Québec, Canada
Sea Serpent	Progenitor	1.25% NSR	Au	Québec, Canada
Briggs	ENECo, Inc.	1.5% NSR	Au	California, USA
Mt Tobin	Da Venda Gold Corp.	2.0% NSR	Au	Nevada, USA
Hammond Reef South	Canadian Gold	0.5% NSR	Au	Ontario, Canada
HEES	Canadian Gold	0.5% NSR	Au	Ontario, Canada
El Campo	Enigma Strategic Metals	2.5% NSR	Rare Earth Metals	California, USA
Bald Mountain(2)	Kinross	2.0% NSR	Au	Nevada, USA
Bald Mountain JV	Kinross	1.25% NSR	Au	Nevada, USA
Edna Mountain	Nevada King	3.0% NSR	Au	Nevada, USA
Eldorado	Provenance Gold	3.0% NSR	Au	Oregon, USA
Bullfrog South	Augusta Gold Corp.	2.0% NSR	Au	Nevada, USA
Modoc	Americas Gold Corporation	0.5% NSR	Au	Nevada, USA
Duquet	Azimut Exploration Inc. ("Azimut Exploration")	0.75% NSR	Zn, Cu, Pb, Au	Québec, Canada
Dyke Hot Springs	G&C Nevada Royalty Corp.	2.0% NSR	Au	Nevada, USA
Fancamp	IAMGOLD	1.5% NSR	Au	Québec, Canada
Fenton†	Cartier Resources Inc.	1.0% NSR	Au, Mo	Québec, Canada
Goldfield West	Centerra Gold Inc.	2.0% NSR	Au	Nevada, USA
Hill	Nevada Mine Properties II	0.5% NSR	Au	Nevada, USA
Upper Red Lake	Xplore Resources Corp.	1.5% NSR	Au	Ontario, Canada
Island 27	Val-d’Or Mining	1.0% NSR	Au	Ontario, Canada
Kinkaid	Romios Gold	2.0% NSR	Au	Nevada, USA
Matachewan	Val-d’Or Mining	1.0% NSR	Au	Ontario, Canada
Munro	Val-d’Or Mining	1.0% NSR	Au	Ontario, Canada
North Contact	Val-d’Or Mining	1.0% NSR	Au	Québec, Canada
Quarter Horse	First Majestic	0.75% NSR	Au	Nevada, USA
Rays	Barrick Gold	2.0% NSR	Au	Nevada, USA
Recession Larder	Val-d’Or Mining	1.0% NSR	Au	Ontario, Canada
Riverside	Val-d’Or Mining	2.5% NSR	Au	Ontario, Canada
Sharks	Val-d’Or Mining	1.0% NSR	Au	Ontario, Canada
Titanic	Val-d’Or Mining	1.0% NSR	Au	Québec, Canada
Whistler (Island Mountain)	U.S. Goldmining	1.0% NSR	Au, Ag, Cu	Alaska, USA
Whistler (Raintree West)	U.S. Goldmining	1.0% NSR	Au, Ag, Cu	Alaska, USA
Whistler (Whistler)	U.S. Goldmining	1.0% NSR	Au, Ag, Cu	Alaska, USA
Butte Highlands	Butte Highlands JV	2.0% NSR	Au	Montana, USA
Quevillon Nord	Osisko Mining Inc. / Gold Fields Ltd.	1.0% - 2.0% NSR	Ag	Québec, Canada
Cheechoo B East	Sirios Resources	1.0% NSR	Au	Québec, Canada
Lingwick†	Midland Exploration	1.5% NSR	Cu, Zn, Au, Ag	Québec, Canada
Monique†	Probe	0.38% NSR	Au	Québec, Canada
Noyell†	VIOR Inc. ("VIOR")	1.0% NSR	Au, Zn	Québec, Canada
Noyard†	Opus One Gold Corp. ("Opus One")	1.0% NSR	Au	Québec, Canada
Eastmain Ouest†	Azimut Exploration	0.7% NSR	Au	Québec, Canada
Verneuil†	VIOR	0.5% NSR	Au	Québec, Canada
La Ronciere†	Scandium Canada Ltd. ("Scandium")	1.25% NSR	Au	Québec, Canada
Chute des Passes†	Nord Precious Metals Mining Inc. ("Nord Precious")	0.5% NSR	Ni	Québec, Canada
Aquilon†	Siros Resources	1.0% NSR	Au	Québec, Canada
Pitt Gold†	First Mining Gold Corp.	1.0% NSR	Au	Québec, Canada
Dileo Nord†	Troilus Gold Corp	1.0% NSR	Cu, Mo, Au, Ag	Québec, Canada
DesMeloizes†	Generic Gold Corp	3.0% NSR	Zn, Ag	Québec, Canada
Generation Selbaie Bloc 5-6†	Midland Exploration	1.0% NSR	Au, Ag	Québec, Canada
Generation Selbaie Bloc 7†	Midland Exploration	1.0% NSR	Au, Ag	Québec, Canada
Quevillion Nord†	Osisko Mining	~1.9% NSR	Ag	Québec, Canada
Casault†	Wallbridge	1.0% NSR	Au	Québec, Canada
Jouvex†	Midland Exploration	1.0% NSR	Au	Québec, Canada
Hazeur	TomaGold Corp.	1.0% NSR	Au	Québec, Canada

† subject to buyback right.

(1)
Certain of the royalties in this table do not apply to the entire project areas.

(2)
Royalty subject to a production hurdle of 10 million oz of production

Note on Royalty Coverage

Our royalty and similar interests do not apply to the entirety of each project in some cases. For example, our royalties on the Canadian Malartic Property apply to portions of the entire property and do not cover all operating areas, particularly the open pit areas where a majority of production to date has occurred. However, we have royalties on portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Property. In addition, certain of the above interests are subject to rights of the underlying operators to buyback portions of the underlying royalty, thereby reducing the applicable royalty rate.

With respect to the Côté Gold Project, the royalty applies generally to the southern portions of the Cȏté open pit.

With respect to the Cozamin Mine, the royalty applies to the southeastern portion of the mine, specifically over the Calicanto and Vicochea claims.

With respect to the Borden Mine, the royalty applies generally to the eastern portions of the Borden underground workings that reside underneath the neighbouring lake.

With respect to the Railroad Project, the royalty applies to a checkerboard pattern of claims which includes partial coverage over the Pinion and Dark Star Main deposits.

Titles, Mineral Rights, Leases, or Options and Acreage Involved

The titles, mineral rights, leases, and options involved with our stream and royalty interests vary depending on the country and include exploitation concessions, unpatented and patented claims, fee lands, mining leases and prospecting and mining licenses. See " – Material Property", below, for information about the specific titles, mineral rights, leases, options and acreages involved at our material properties.

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

Annual Royalties

Certain of our royalties do not apply to the entirety of the producing areas of the underlying projects. Accordingly, in such cases, the amount of our royalties and underlying production differ from the production disclosure of the operators of such projects. Additionally, based on applicable royalty terms, the reports we receive from such operators may not include production information specific to our royalty coverage. The following table sets forth gold equivalent ounces, being revenues received divided by average gold prices for the applicable period, on a project by project basis. See "Item 5. Operating and Financial Review and Prospects – Non-IFRS Measures".

	For the year ended	For the three months ended	For the year ended	For the year ended
Gold Equivalent Ounces	December 31, 2023	December 31, 2022 (transition period)	September 30, 2022	September 30, 2021
Canadian Malartic	367	113	622	—
Cozamin	227	—	—	—
Borden	270	36	524	—
Jerritt Canyon	104	85	444	51
Isabella Pearl	50	17	566	4
	1,018	251	2,156	55

* Consists of royalty on Isabella Pearl, advance minimum royalty and option proceeds on other properties. See "Material Property", below, for additional specific information on the Canadian Malartic Property.

Mineral Resources and Mineral Reserves

Certain of the owners and operators of the projects underlying our interests have prepared and disclosed mineral resources and mineral reserve estimates which have been estimated with the CIM Definition Standards and NI 43-101 and, in certain cases, SK1300 allows disclosure of such mineral resources and mineral reserves only where the owner or operator or us have prepared and filed with the SEC a SK1300 technical report summary. As a result of this requirement and the relief provided to royalty holders under SK1300, the disclosure contained herein does not include estimates of mineral resources or mineral reserves that have been prepared by the owners and operators of the projects underlying our interests, where such estimates are not contained in an SK1300 technical report summary. Accordingly, reserves and resource estimates prepared by owners and operators under NI 43-101 and JORC are not included in this Annual Report.

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

We may from time to time acquire additional shares of these and other companies. Additionally, we currently are party to put and call financial instruments relating to certain of our investments. See "Item 3. Key Information – D. Risk Factors - We may use certain financial instruments that subject us to a number of inherent risks".

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

Royalty Interests

As a result of our acquisition of Abitibi in November 2021, we indirectly acquired a 3.0% NSR royalty on portions of the Canadian Malartic Property. The royalty does not apply to the entire mine property particularly the open pit areas where a majority of production to date has occurred. However, the royalty does apply to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Property open pit mine. This royalty is held pursuant to the Canadian Malartic Net Smelter Return Royalty Agreement, dated March 19, 2015 between Abitibi and Canadian Malartic GP (as defined below).

We also hold 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% can be bought back for $1 million) and a 15.0% NPI on the Radium Property, all located within the Canadian Malartic Property. The Canadian Malartic Property is 100% owned and operated by Agnico Eagle.

The following figure illustrates an approximation of the coverage of our various royalty interests on portions of the Canadian Malartic Property.

The following description of the Canadian Malartic Property is based on information disclosed in the Canadian Malartic Technical Report and other public disclosures of Agnico Eagle filed under their respective profiles on SEDAR+.

Property Description, Location and Access

The Canadian Malartic Property (latitude 48° 22’ North and longitude 78° 23’ West) is located within the town of Malartic, Québec, approximately 25 km west of the City of Val-d’Or and 80 km east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. Refer to the below figure for the location map of the Canadian Malartic Property.

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
MINE CANADIAN MALARTIC
0 25 50
Kilometers
Coordinate System: NAD 1983 UTM Zone 17N
Source : MCM, December 2020

Figure 1 – Location Map of Canadian Malartic Property (Technical Report, Canadian Malartic Mine, Québec, Canada, 2021)

In 2014, substantially all of the assets and obligations relating to the Canadian Malartic mine were transferred to a newly formed general partnership (the "Canadian Malartic GP") in which Agnico Eagle and Yamana each own an indirect 50% interest. However as of March 31, 2023, Agnico Eagle acquired and consolidated its ownership to 100% of the Canadian Malartic mine.

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

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic Property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Gold Royalties Ltd. ("Osisko") acquired ownership of the Canadian Malartic Property in 2004 (the "Osisko Transaction"). Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network by February 2011, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. In 2020, commercial production was achieved at the Barnat pit and activities continued in 2021 with overburden stripping, topographic drilling, and ore and waste extraction.

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

Geological Setting, Mineralization and Deposit Types

Geology

The Canadian Malartic Property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake – Cadillac Fault Zone ("LLCFZ"). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

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

Mining at the Odyssey Project will be done by underground methods. The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Initial Production from the Odyssey Mine began in 2023. The headframe has been completed and shaft sinking activities have commenced as of the date hereof. The shaft will have an estimated depth of 1,800-metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2030 and 2028 respectively.

Process and Recovery Operations

Run-of-mine ore is crushed using a gyratory crusher and two cone crushers. The crushed ore feed is transported by a conveyor belt to the covered stockpile. On-site pre-crushed material can also be directed to the stockpiles. The ore is fed to the grinding circuit using conveyors in an underground reclaim tunnel. The grinding circuit mainly consists of a SAG mill with two pebble crushers, two secondary ball mills, one tertiary ball mill and several hydrocyclone clusters in a closed circuit. The slurry is then thickened in a pre-leach thickener before being transferred to the leach circuit where oxygen and cyanide are added to dissolve the gold. The slurry flows by gravity into a CIP carousel system where gold is adsorbed onto carbon. Gold is stripped using the Zadra elution process and is recovered using conventional electrowinning processes. The resulting gold sludge is filtered, dried and melted in an induction furnace to produce doré bars. The slurry exiting the CIP circuit undergoes another thickening step in a tailing thickener before being processed at the detoxification circuit where cyanide is destroyed. Finally, the slurry is pumped to the tailings ponds.

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

Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens, including the development of a "Good Neighbour Guide". Implementation of the Good Neighbour Guide, which includes compensation and home-acquisition programs, began on September 1, 2016. Over 90% of the residents of Malartic have agreed to participate in the compensation program. Under the home-acquisition program, 57 residences have been acquired to date in the southern sector of Malartic, of which 45 have subsequently been sold under the Partnership’s resale program that was implemented in April 2018.

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

Permits for Odyssey North and South were granted in 2020 to allow the first phase of the Odyssey Project to begin. At this time, the Certificate of Authorization ("CofA") for the shaft has not yet been obtained and the CofA for the waste rock management facility requires modification. A request for a decree amendment, including permits to develop the East Gouldie and East Malartic zones has been submitted. The Partnership has received confirmation that mining the additional zones at the project does not trigger additional Federal permitting requirements.

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

		For the year ended	For the three months ended	For the year ended	For the year ended
	Units	December 31, 2023	December 31, 2022 (transition period)	September 30, 2022	September 30, 2021
Open Pits (100% basis)	(tonnes)	19,583,538	4,949,599	20,120,126	22,467,207
Royalty Coverage	(%)	1.875	1.850	3.123	2.461
Grades	Au (g/t)	1.15	1.18	1.14	1.12
	Ag (g/t)	1.01	0.95	1.00	1.13
Metallurgical Recovery	Au (%)	92.7	92.2	90.7	89.3
	Ag (%)	72.2	76.0	74.6	73.3
Attributable Production	Au (oz)	12,722	3,770	20,516	17,416
	Ag (oz)	6,600	2,250	15,052	14,595

The gold produced at the Canadian Malartic mine is refined to market delivery standards by external refiners. The gold is sold to various banks at market prices. Canadian Malartic GP believes that, because of the availability of alternative refiners, no material adverse effect would result if it lost the services of its current refiner. There are no deleterious elements in the gold produced.

Recent Developments

See "Item 5. Operating and Financial Review and Prospects" for further information regarding the Canadian Malartic Property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gold Royalty Corp.

Management’s Discussion and Analysis

For the year ended December 31, 2023

General

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of the factors that affected our performance during the periods presented, including matters that have affected reported operations, and matters that are reasonably likely based on management’s assessment to have a material impact on future operations and results.

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Gold Royalty Corp., for the year ended December 31, 2023, should be read in conjunction with our audited consolidated financial statements and the notes thereto for the year ended December 31, 2023.

Our financial statements for the year ended December 31, 2023, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). This MD&A refers to various Non-IFRS measures. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as we have calculated herein, additional information has been provided in this MD&A. See “Non-IFRS Measures” in this section for detailed descriptions and reconciliations.

Unless otherwise stated, all information contained in this MD&A is as of March 27, 2024. Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Reference in this MD&A to the “Company”, "Gold Royalty", "we", "us" and "our" mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Business Overview

Gold Royalty is a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes over 240 royalties across properties of various stages, including 5 royalties on producing projects.

Our head office and principal address is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. Our common shares (the "GRC Shares") are listed on the NYSE American under the symbol “GROY”.

Business Strategy

Since inception, our stated strategy has been to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

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

We generally do not conduct development or mining operations on the properties in which we hold interests, and we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Change of Fiscal Year End

In December 2022, we announced a change of our fiscal year end from September 30 to December 31. As a result, we filed a transition report on Form 20-F for the transition period of October 1, 2022 to December 31, 2022 (the "transition period"). This Annual Report presents information for our fiscal year ended December 31, 2023, and includes the presentation of the Transition Period and the fiscal year ended September 30, 2022. Additionally, for ease of comparison, we have included in this Annual Report comparative financial information for the year ended December 31, 2022, which has been derived as follows:

	Year ended September 30, 2022	Plus: Three months ended December 31, 2022 (transition period)	Less: Three months ended December 31, 2021	Year ended December 31, 2022
(in thousands of dollars)	($)	($)	($)	($)
Revenue	3,944	582	533	3,993
Operating loss	(21,454)	(3,680)	(7,574)	(17,560)
Net loss	(17,346)	(2,204)	(6,841)	(12,709)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest*	5,724	1,131	1,018	5,837
Adjusted Net Loss*	(11,485)	(2,824)	(3,055)	(11,254)

Fiscal 2023 Highlights

The following table sets forth selected financial information for the three and full year ended December 31, 2023:

	For three months ended		For the year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
(in thousands of dollars, except per share and GEO amounts)	($)	($)	($)	($)
Revenue	1,016	582	3,048	3,993
Net loss	(19,360)	(2,204)	(26,756)	(12,709)
Net loss per share, basic and diluted	(0.13)	(0.02)	(0.18)	(0.10)
Operating cash flows before movements in working capital	(995)	(2,315)	(5,049)	(9,604)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest*	1,319	1,131	5,216	5,837
Cash Operating Expenses*	(2,017)	(2,940)	(8,004)	(12,580)
Adjusted Net Earnings/(Loss)*(1)	935	(2,824)	(3,965)	(11,254)
Adjusted Net Earnings/(Loss) Per Share, basic and diluted*	0.01	(0.02)	(0.03)	(0.08)
Total Gold Equivalent Ounces ("GEOs")*	667	653	2,703	3,204
Statement of Financial Position
Total assets	690,994	682,410	690,994	682,410
Total non-current liabilities	166,053	144,782	166,053	144,782
(1)
Adjusted Net Earnings for the year and quarter ended December 31, 2023 includes $2.3 million deferred tax recovery that was recognized as a result of convertible debt financing. An offsetting deferred tax expense of $2.3 million has been recognized directly in equity. See Note 11 of our audited annual consolidated financial statements for the year ended December 31, 2023 for further information.

* See “Non-IFRS Measures”.

Summary of Highlights

•
Revenue was $3.0 million and Total Revenue, Land Agreement Proceeds and Interest* was $5.2 million (2,703 GEOs) for 2023, which was slightly below guidance primarily due to the continued deferral of production at Canadian Malartic into 2024. Cash Operating Expenses of $8.0 million were 36% lower than the prior year and within the guidance range on a total and recurring basis.
•
Net loss per share for the fourth quarter ended December 31, 2023 was $0.13 per share, which included a non-cash impairment charge taken on select non-core assets. Adjusted Net Earnings Per Share for the fourth quarter ended December 31, 2023 were $0.01 per share compared to an Adjusted Net Loss Per Share of $0.02 per share in the fourth quarter of 2022.
•
All of the Company’s core assets have demonstrated considerable progress in 2023 contributing to what we believe is industry-leading revenue growth through the end of this decade. Côté is expected to commence production imminently; Odyssey continues to ramp up and we will benefit from a full year of revenue in 2024 from our most recent acquisitions, Borborema and Cozamin.

See “ – Selected 2023 Developments” and “ – Selected Asset Updates” for further information.

Selected 2023 Developments

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties and corporate updates. Please see Item 4 of the Annual Report for additional information regarding our interests.

Acquisition of portfolio of 21 royalties from SOQUEM

On December 21, 2023, we completed the acquisition of a portfolio of 21 royalties located in Québec from SOQUEM (Société Québécoise d'exploration minière), a subsidiary of Investissement Québec, for C$1 million in GRC Shares. Pursuant to the transaction, we acquired the royalty portfolio for consideration C$1.0 million, which was satisfied through the issuance of 496,785 GRC Shares to SOQUEM at a price of approximately $1.50 per share.

Investment in Aura’s Borborema Project and Convertible Debenture Financing

On December 19, 2023, we completed an investment transaction to provide a subsidiary of Aura Minerals Inc. ("Aura") an aggregate of $31.0 million in project financing to develop Borborema, a gold project in Rio Grande do Norte State, Brazil. Pursuant to the transaction, we acquired a 2.0% NSR royalty on Borborema for cash consideration of $21.0 million and provided additional project financing to a subsidiary of Aura as lender under a royalty-convertible gold-linked loan in the amount of $10.0 million.

In connection with the transaction, on December 15, 2023, we completed a distribution on a private placement basis (the "Private Placement") of $40 million aggregate principal amount of unsecured convertible Debentures, issued to Queen's Road Capital Investment Ltd. ("QRC") and Taurus Mining Royalty Fund L.P.. The Debentures are unsecured and bear interest at 10% per annum over a 5-year term, of which 70% (equal to 7% per annum) is payable in cash and 30% (equal to 3% per annum) is payable in GRC Shares issuable at a price equal to the 20-day volume-weighted average trading price calculated at each interest payment date. The Debentures are convertible at the holder's option into GRC Shares at a conversion price of $1.90, which was equal to a 30% premium to the 20-day volume-weighted average trading price of our common shares at the date the transaction was announced. We are entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should we exercise our right to redeem the Debentures during this period, the holders are entitled to convert all of the outstanding Debentures into GRC Shares at a conversion price of $1.75, equal to a 20% premium to the 20-day volume weighted-average price of our common shares at the date the transaction was announced.

Acquisition of Cozamin Royalty

On August 30, 2023, we completed the indirect acquisition of a 1.0% NSR royalty from Endeavour Silver Corp. and its subsidiary ("Endeavour") on portions of Cozamin, a producing mine operated by Capstone Copper Corp. ("Capstone"), for total cash consideration of $7.5 million. Pursuant to the acquisition, we received revenues of $0.2 million from royalty payments attributable to periods after June 1, 2023, the date of the definitive purchase agreement. In addition, we received the option to acquire a 1% NSR royalty on five additional concessions if such royalties are granted to Endeavour in the future. Pursuant to such option, we may acquire such additional royalties, subject to existing rights of first refusal, in exchange for $0.3 million, in the case of the Mise concession and $0.05 million in the case of each other concession. Such option consideration may be satisfied, at our option, through the issuance of GRC Shares. On closing of the acquisition, we received a $0.2 million royalty payment after entering into the agreement to acquire the royalty interest on Cozamin and collected at closing from the seller.

Suspension of dividend program

As announced on July 31, 2023, we suspended future dividends under our dividend program in connection with the completion of the royalty acquisition on Cozamin to focus capital on executing our strategic priority of growing cash flow and net asset value per share through accretive acquisitions.

Amendments to Credit Facility

On February 10, 2023, we entered into an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand our existing secured revolving credit facility by $10 million to $35 million (the "Credit Facility"). The expanded facility consisted of a $20 million Credit Facility, with an accordion feature providing for an additional $15 million of availability (the "Accordion"), as further described below. The Credit Facility, secured against our assets, is available for general corporate purposes, acquisitions and investments, and bears interest at a rate determined by reference to the U.S. dollar Base Rate plus margin of 3.00% or Adjusted Term Secured Overnight Financing Rate ("SOFR") plus a margin of 4.00%, as applicable. On August 30, 2023, we entered into a first amending agreement, pursuant to which the Credit Facility was expanded by $5 million to $25 million leaving additional availability of $10 million in the Accordion, and $7.5 million was drawn from the Credit Facility in connection with the payment of the purchase price for the royalty acquisition on Cozamin. On December 15, 2023, we entered into a second amending agreement in connection with the Private Placement and issuance of the Debentures in order to complete the investment transaction with Aura, and applied $7.5 million of the net proceeds from the Private Placement towards the outstanding obligations under the Credit Facility, resulting in total drawn balance of $10.3 million as at December 31, 2023.

On March 1, 2024, the Credit Facility was amended to further extend the maturity date from March 31, 2025 to March 31, 2027. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties. Please see Item 4 of the Annual Report on Form 20-F for the year ended December 31, 2023 (the "Annual Report") for additional information regarding our interests.

Canadian Malartic Property and Canadian Malartic Complex

We hold four royalties on portions of the Canadian Malartic Complex, including a 3.0% NSR royalty on portions of the Canadian Malartic mine and Odyssey mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle").

We also hold royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% NPI royalty on the Radium Property.

On June 20, 2023, Agnico Eagle issued a news release that provided an update on the Canadian Malartic Complex including the details of an updated internal study. Highlights of the updated study disclosed by Agnico Eagle include:

•
Significant conversion of mineral resources and mine life extension to 2042.
•
Improved production profile and opportunities to add production in years 2025 to 2028. Recent positive drill results in the Odyssey internal zones indicate the potential to further increase production during the 2023 to 2028 transition period.
•
Project significantly de-risked, including 60% of surface construction completed in 2.5 years. The project construction and mine development remains largely on schedule.
•
Opportunity to further enhance value. Agnico Eagle expects to have excess mill capacity at the Canadian Malartic Complex starting in 2028 as processing of open pit ore and low-grade stockpiles transitions to the higher-grade Odyssey mine. This additional mill capacity provides optionality for organic growth at Odyssey, property-wide exploration upside and from the development of other projects in Agnico Eagle's regional pipeline.
•
The Odyssey zone began production in March 2023 from Odyssey South and is expected to ramp up in 2024. Agnico Eagle's internal study completed in 2023 incorporates a larger mineral resource for Odyssey compared to the internal study completed in 2020 , increasing the estimated total payable ounces over the life of mine by 23%. Agnico Eagle highlights the excellent near-term exploration upside in the lateral extensions of the Odyssey internal zones, with encouraging drill results showcasing the potential to add additional ounces to the 2023-2028 transition period. The Odyssey North deposit is expected to start in 2028. The East Malartic deposit is expected to be brought into the mine plan in 2030.
•
Regional exploration program is targeting the Midway Project. Agnico Eagle refers to previous production and technical work at Midway as indicative of near-term exploration opportunities to make new discoveries around the historical Malartic Goldfield Mine. Importantly, any new discovery would be within close range of the Canadian Malartic Complex processing facilities.

On July 26, 2023, Agnico Eagle announced their second quarter financial and operating results including an update on the Odyssey Project. Agnico Eagle reiterated the highlights of the updated study and outlined that surface construction was approximately 60% complete as at June 30, 2023. Agnico Eagle further stated that the extraction of the first stope at Odyssey South in the second quarter of 2023 has shown positive reconciliation with respect to tonnes and gold grade, reflecting the potential contribution from internal zones. Agnico Eagle continues to drill to better identify the internal zones that have the potential to improve the production profile at Odyssey South. The production levels below level 36 have been redesigned to capture the potential mining recovery of these zones.

On October 25, 2023, Agnico Eagle announced its third quarter financial and operating results including an update on the Odyssey Project. It disclosed that production via the ramp at the Odyssey South deposit increased through the quarter, approaching the planned mining rate for 2024. It further disclosed that with a positive reconciliation of 18% in gold ounces for the first four stopes mined compared to plan, the internal zones continue to provide upside in tonnage and grade at Odyssey South. Shaft sinking activities continued in the third quarter of 2023. Ramp development continued to exceed targets. With this strong development performance, Agnico Eagle is advancing shaft pre-sinking activities. It stated that exploration drilling in the quarter focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

On February 15, 2024, Agnico Eagle announced its full year 2023 results as well as providing an update on 2023 exploration results and 2024 exploration plans. Exploration drilling at the Odyssey mine in 2023 continued to focus on three objectives: infill drilling of the Odyssey South deposit and the adjacent Odyssey internal zones; investigating lateral extensions to the west and to the east along the favourable East Gouldie mineralized corridor to grow the inferred mineral resources at East Gouldie; and adding holes in the planned upper mining levels in the East Gouldie deposit to further de-risk the project. Positive results from the Odyssey internal zones show the potential with further drilling to add mineral resources at shallow depth near existing underground mine infrastructure.

Exploration at the Odyssey mine in 2024 has five objectives: continued conversion drilling of East Gouldie inferred mineral resources to indicated mineral resources; testing the immediate extensions of East Gouldie; continued conversion drilling of the Odyssey South deposit inferred mineral resources to indicated mineral resources; further investigating the Odyssey internal zones; and converting inferred mineral resources to indicated mineral resources in the Odyssey North deposit.

For more information, refer to Agnico Eagle’s news releases dated June 20, July 26 and October 25, 2023, and February 15, 2024, available under its profile on www.sedarplus.ca.

Côté Gold Project

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Project in Ontario, Canada.

On October 23, 2023 IAMGOLD Corporation ("IAMGOLD") disclosed that, as of September 30, 2023, the Côté Gold Project was estimated to be approximately 91% complete and first production is expected to commence in early 2024. It further disclosed that mining activities have built the current ore stockpile, on track to the disclosed target build-up by the end of the year.

On January 22, 2024 IAMGOLD announced its 2023 results and provided its outlook for 2024. As of December 31, 2023, the Côté Gold Project was estimated to be 98% complete construction with initial gold production expected by the end of March, operations ramping-up in the second quarter of 2024, and commercial production expected to be achieved in the third quarter of 2024.

For more information, refer to IAMGOLD’s news releases dated October 23, 2023 and January 22, 2024, available under its profile at www.sedarplus.ca.

Ren Project

We hold a 1.5% NSR and a 3.5% NPI over the Ren Project, part of Barrick Gold Corporation’s ("Barrick") Carlin Complex, in Elko County, Nevada, USA.

On August 8, 2023, Barrick reported its second quarter results and outlined that exploration had progressed at significant brownfields opportunities at Carlin. Barrick further outlined that drilling continues to confirm potential discoveries across the exploration pipeline in the Nevada Complex.

On September 12, 2023, Barrick provided an update on the embedded growth projects driving value and an expected rise in production. At Carlin, Ren was highlighted as a continued driver of growth with expected increases in resources, a pre-feasibility study targeted for 2026, and incorporation of Ren into the Carlin complex 10-year mine plan.

On February 9, 2024 Barrick issued a news release outlining Nevada Gold Mines’ strong positioning for growth. Barrick outlined that Northern Nevada was still highly prospective for new world-class discoveries and expanded that brownfields exploration has delivered an exciting pipeline of near-mine growth opportunities across Carlin, which includes projects such as Ren.

For further information, refer to Barrick’s news releases dated August 8, 2023, September 12, 2023 and February 9, 2024, available under its profile at www.sedarplus.ca.

Borborema Project

We hold a 2.0% NSR royalty over the Borborema Gold Project in Rio Grande do Norte, Brazil. The royalty decreases to a 0.5% NSR after 725,000 oz of gold production. Subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.

On February 20, 2024 Aura Minerals Inc. (“Aura”) announced its 2023 annual results including an update on construction at the Borborema project. Construction is well underway with 17% completed to date, and production expected to start in early 2025. The project's advancement includes completed earthworks and ongoing civil mobilizations, alongside efforts to relocate a road to access additional resources, with engineering, procurement, and construction management services provided by POYRY, ensuring the project remains on schedule.

For further information, refer to Aura’s news release dated February 20, 2024, available under its profile at www.sedarplus.ca.

Granite Creek Mine Project

We hold a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA.

On October 11, 2023, i-80 Gold Corp (“i-80”) provided a development and exploration update on the Granite Creek operation. At Granite Creek, i-80 achieved 592 tons per day of mineralized material production as the operation continues to ramp-up. Mining is focused on the extraction of high-grade gold mineralization in the Ogee Zone while development progresses towards the South Pacific Zone (“SPZ”). i-80 disclosed that the SPZ is host to high-grade gold mineralization located immediately north of the underground mine workings and is expected to become the mine’s main horizon beginning in 2024.

On January 9, 2024, i-80 reported some highlights and achievements for 2023. To facilitate the development of the SPZ, an additional dewatering well was installed and commissioned in the fourth quarter. The decline to access the South Pacific zone is expected to be completed in the first half of 2024, providing additional headings for mining and expected increased mining rates. Initial test mining of the SPZ, that is expected to become the primary mine horizon at Granite Creek, is expected to be advanced in the first half of the year.

On February 7, 2024, i-80 announced the results of its 2023 surface drill program at the Granite Creek operation. The SPZ is expected to become the primary horizon for mining once initial development has been extended to provide access. In the second half of 2023, drilling was completed from underground in the upper portion of the SPZ where initial stoping is expected.

On March 12, 2024 i-80 announced its Q4 and full year 2023 results, highlights from the full year at Granite Creek included: 12,712 feet of development and 61,223 tons of material sold under an ore sale agreement with a third party.

For further information, refer to i-80’s news releases dated October 11, 2023, January 9, 2024, February 7, 2024 and March 12, 2024, available under its profile at www.sedarplus.ca

Cozamin Mine

We hold a 1.0% NSR royalty on portions of the Cozamin copper-silver mine, located in Zacatecas, Mexico. Since acquisition, we have earned $0.4 million in royalty revenue.

On November 3, 2023, Capstone reported its third quarter 2023 results including an update on operations at Cozamin. It disclosed that 2023 year-to-date copper production was lower than 2022 year-to-date copper production due to lower throughput as a result of a change in mining method to cut-and-fill but with recoveries and grades consistent with the same period last year. It further disclosed that planned exploration work at Cozamin is focused on infill drilling which is expected to support an updated mineral resource estimate in 2024.

On January 24, 2024, Capstone reported its 2023 year end results. The expected guidance for Cozamin is anticipated to be similar to 2023. Operating costs in 2024 are forecasted to be higher than those in 2023 driven by a higher proportion of cut-and-fill mining methods compared to longhole stoping, along with a stronger Mexican peso.

For more information, refer to Capstone’s news releases dated November 3, 2023, and January 24, 2024, available under its profile on www.sedarplus.ca

Fenelon Gold Project

We hold a 2.0% NSR royalty over portion of the current mineral resources on the Fenelon Gold Project in Québec, Canada.

On January 16, 2024 Wallbridge Mining Company Ltd. ("Wallbridge") issued a press release, including a description of its fully-funded 2024 exploration program that prioritizes upgrading gold resources at both its Martiniere Gold and Fenelon Gold deposits. The drill program consists of 23,000 metres, of which 5,000 metres is intended to expand known mineralization and explore new targets at the Fenelon Gold deposit. Several technical studies are also planned in 2024 at the Fenelon Gold deposit with the goal of further enhancing the economics of the project.

On February 7, 2024, Wallbridge announced final results from the 2023 drill program that added near-surface mineralization adjacent to the Fenelon mineral resource and expand the mineralized area to the north and east at its 100%-owned Fenelon Gold project. It announced that the 2024 drill program had commenced with the objective to expand the limits of near-surface gold resources in the vicinity of the 2023 Preliminary Economic Assessment mine design, offering the potential to improve the project’s overall economics.

For more information, refer to Wallbridge’s news releases dated January 16, 2024 and February 7, 2024, available under its profile at www.sedarplus.ca.

Tonopah West Project

We hold a 3.0% NSR royalty over the Tonopah West project in Nevada, USA.

On November 8, 2023, Blackrock Silver Corp (“Blackrock Silver”) announced the filing of the updated mineral resource estimate for the project.

On March 13, 2024, Blackrock Silver announced had fully exercised its option to acquire the Tonopah West Project from Gold Royalty. In connection with the exercise of the Option, Gold Royalty received $1 million in cash and retained a 3.0% NSR royalty over the entire project with associated advance minimum royalties of $0.05 million per year. All advance royalty payments will be credited towards future production royalty payments.

For more information, refer to Blackrock Silver’s news releases dated November 8, 2023 and March 13, 2024, available under its profile at www.sedarplus.ca.

Jerritt Canyon Mine

We hold a 0.5% NSR royalty over the Jerritt Canyon Mine in Elko County, Nevada, USA. The Company also holds an incremental per ton royalty interest on the Jerritt Canyon processing facility.

On March 20, 2023, First Majestic Silver Corp. ("First Majestic") announced that it was temporarily suspending all mining activities and reducing its work force at the Jerritt Canyon Mine, citing inflationary cost pressures, contractor inefficiencies, lower than expected head grades and multiple extreme weather events. It disclosed that during the suspension it intended to process approximately 45,000 tonnes of aboveground stockpiles through its plant and that exploration activities were expected to continue throughout 2023, including with respect to additional plans to explore for new regional discoveries and expand current known reserves and resources. This event and continued suspension of operations, with no update on the resumption date of mining activities as at December 31, 2023, resulted in the Company recognizing an impairment charge of $8.3 million ($6.5 million, net of tax) on the Jerritt Canyon royalty.

On January 16, 2024, First Majestic disclosed its planned drill program at Jerritt Canyon for 2024. Exploration work will be focused on drilling open ends of inferred mineralization with large volume potential as well as testing projections of ore controlling structures below outcropping Upper Plate (cover rock).

On February 7, 2024, First Majestic announced encouraging exploration drilling results at Jerritt Canyon. Drilling was designed to expand the Javelin target identified in July 2023. Drilling of the Purple Haze exploration target also intersected new gold mineralization located up to 100 m away from existing developments of the SSX mine. Mineralization remains open in multiple directions.

For more information, refer to First Majestic’s news releases dated March 20, 2023, January 16, 2024 and February 7, 2024, available under its profile at www.sedarplus.ca.

Railroad-Pinion Project

We hold a 0.436% NSR royalty over portions of the Railroad-Pinion Project in Elko County, Nevada, USA.

On August 3, 2023, Orla Mining Ltd. ("Orla") provided its second quarter results, including an update on activities at South Railroad during the quarter. Drilling at South Railroad began late in the second quarter and assay results are pending. Orla’s exploration objectives are to upgrade and grow resources at satellite deposits and drill test multiple targets for new discovery.

Orla disclosed that it is expecting the Bureau of Land Management ("BLM") to file the Notice of Intent for South Railroad in the Federal Register in late 2023 or early 2024. Once the Notice of Intent is filed, public scoping meetings can commence in conjunction with the development of the Environmental Impact Statement ("EIS"). Orla disclosed that it has engaged SWCA Environmental Consultants to manage the EIS process on behalf of the BLM as per the prescribed process. Orla anticipates awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project once the Notice of Intent has been filed. It disclosed that detailed engineering and design work could then commence in preparation for a construction decision following the conclusion of the National Environmental Policy Act process and receipt of a Record of Decision document.

For more information, refer to Orla Mining's news releases dated August 3, 2023, available under its profile at www.sedarplus.ca.

Whistler Gold-Copper Project

The Company holds a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA.

On January 16, 2024, U.S. GoldMining Inc. ("U.S. GoldMining") announced results from its 2023 Phase 1 Drilling Program at the Whistler Project. The drill program comprised infill drilling and step out drilling.

For more information, refer to U.S. GoldMining’s news releases dated January 16, 2024, available under its profile at www.sedarplus.ca.

Croinor Gold Project

We hold a 2.75% NSR royalty over the Croinor Gold Project in Quebec, Canada.

On November 20, 2023, Probe Gold Inc. ("Probe") announced that it had commenced a resource expansion drill program at the Croinor Gold Project. Two drill rigs have been deployed to test high-priority targets on Probe’s 100%-owned property.

For more information, refer to Probe’s news release dated November 20, 2023, available under its profile at www.sedarplus.ca.

Isabella Pearl

We hold a 0.375% GRR on portions of the Isabella Pearl Mine owned by Fortitude Gold Corporation (“Fortitude Gold”).

In a press release dated February 27, 2024, Fortitude Gold disclosed that mine operations at the Isabella Pearl Mine are projected to conclude in 2024, with the mine sequencing of the final benches being subject to regulatory approval. As part of Fortitude’s Plan of Operation, the next project disclosed to be planned for production is from the County Line project, which is subject to a 3.0% NSR royalty held by us. Fortitude Gold further disclosed that material mined from County Line will be processed at the Isabella Pearl heap leach pad and Adsorption Desorption Recovery facility to take advantage of existing infrastructure synergies. In its Annual Report on Form 10-K for the year ended December 31, 2023, Fortitude Gold disclosed that its focus in early 2024 is to expand the current boundaries of the mine’s current plan of operations to include specific areas adjacent to the mine, namely the Scarlet and Scarlet North targets. We currently expect such target areas are included under our existing 2.5% NSR royalty on the Isabella Extension

Monarch Projects

On September 27, 2022, Monarch Mining Corporation ("Monarch"), the owner of the Beaufor, Croinor, McKenzie Break and Swanson projects announced that it had suspended its operations at the Beaufor Mine due to financial and operational challenges. On November 14, 2023 Monarch filed for creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). We considered the suspension of operations at the Beaufor Mine an indicator of impairment and conducted an impairment analysis to estimate the recoverable amount at that time. Accordingly, we determined to write down the carrying value of the royalties relating to Beaufor, McKenzie Break and Swanson to $nil, recognizing a non-cash impairment charge of $10.0 million in the year ended December 31, 2023. Subsequently, in March 2023, the Superior Court of Quebec issued approval and vesting orders in respect of each of the Beaufor, McKenzie Break and Swanson projects in the CCAA proceedings, whereby they would be acquired by a third-party and existing royalties thereon would not survive. The Croinor project was sold by Monarch to Probe in November 2023 and we continue to hold our royalty interest in such project.

Royalty Generation Update

Our Royalty Generator Model had a productive year with six new royalties added in the year ended December 31, 2023. We have generated 39 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model. We currently have 29 properties subject to land agreements and 7 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.16 million spent on mineral interests maintenance expense in 2023.

Overall Performance

For the year ended December 31, 2023, we incurred a net loss of $26.8 million, or $0.18 per share, compared to a net loss of $12.7 million, or $0.09 per share, for the year ended December 31, 2022. As at December 31, 2023, we had working capital (current assets less current liabilities) of $1.7 million.

In the year ended December 31, 2023, we recognized a $22.4 million non-cash impairment against certain of our royalty assets, excluding tax of $2.6 million. These impairments were recognized in connection with the continued suspension of operations at Jerritt Canyon with no updates regarding the resumption date of mining activities as of December 31, 2023, the suspension of operations and CCAA proceedings relating to Monarch, which owned the Beaufor, Mckenzie Break and Swanson properties and discontinued exploration activities by certain project operators. See " Selected Asset Updates – Jerritt Canyon Mine" and"Selected Asset Updates – Monarch Projects".

For the year ended December 31, 2023, we incurred an Adjusted Net Loss of $4.0 million, or $0.03 per share, compared to an Adjusted Net Loss of $11.2 million, or $0.08 per share, for the year ended December 31, 2022. "Adjusted Net Loss" and "Adjusted Net Loss Per Share" are non-IFRS financial measures. See " – Non-IFRS Measures".

Selected Annual Information

The following sets forth selected annual financial information for the three most recently completed fiscal years:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	September 30, 2022	September 30, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	3,048	3,993	3,944	192
Net loss	(26,756)	(12,709)	(17,346)	(15,006)
Net loss per share, basic and diluted	(0.18)	(0.09)	(0.14)	(0.45)
Operating cash flows before movements in working capital	(5,049)	(9,604)	(13,146)	(10,255)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest*	5,216	5,837	5,724	192
Cash Operating Expenses	(8,004)	(12,580)	(16,407)	(9,280)
Adjusted Net Earnings/(Loss)*	(3,965)	(11,254)	(11,485)	(9,316)
Adjusted Net Earnings/(Loss) Per Share, basic and diluted*	(0.03)	(0.08)	(0.09)	(0.28)
Total GEOs*	3,204	3,118	2,703	104
Statement of Financial Position
Total assets	690,994	682,410	688,614	279,499
Total non-current liabilities	166,193	144,782	145,184	47,260

*See "Non-IFRS Measures"

The decrease in revenue to $3.0 million from $4.0 million was primarily related to lower royalty revenue generated during the year ended December 31, 2023, compared to the year ended December 31, 2022. Royalty revenue from Canadian Malartic was lower in the 2023 fiscal year compared to the fiscal year 2022 due to adjusted sequencing of production at the Barnat Pit where our royalty is primarily located. In addition, revenue generated from the Borden asset during the 2022 fiscal year included a one-time recovery of revenue related to past periods, which did not occur in 2023.

During the year ended December 31, 2023, we earned $5.2 million in Total Revenue, Land Agreement Proceeds and Interest compared to $5.8 million in the year ended December 31, 2022, respectively. $1.9 million and $1.8 million of the Land Agreement Proceeds were credited against the carrying value of mineral properties for the year ended December 31, 2023 and 2022, respectively.

For the year ended December 31, 2023, net loss increased to $26.8 million from $12.7 million for the year ended December 31, 2022, as we incurred reduced corporate administrative costs, employee costs and professional fees, offset by impairment charges on certain exploration and development stage royalty assets.

Impairment of royalty assets for the year ended December 31, 2023 was $22.4 million, net of tax of $2.6 million, compared to $3.8 million, net of tax of $0.8 million in the year ended December 31, 2022. See "Overall Performance" for further information regarding Non-Cash Impairments.

Total assets increased to $691.0 million from $682.4 million, which was primarily attributed to the additional royalties acquired during the year ended December 31, 2023, including royalties on the Cozamin mine and Borborema gold project, partially offset by impairments on interests recognized during the period.

The total non-current financial liabilities increased to $35.0 million as at December 31, 2023 from $9.7 million as at December 31, 2022. The increase as at December 31, 2023 mainly represents the outstanding balance of the Facility of $10.0 million, debt component of the convertible debenture of $22.8 million, embedded derivative component of the convertible debenture of $1.9 million and non-current portion of lease obligation of $0.3 million, compared to the outstanding balance of the Facility of $9.4 million and non-current portion of lease obligation of $0.3 million as at December 31, 2022.

Outlook

The Company currently forecasts between approximately 5,000 and 5,600 GEOs in 2024 which equates to approximately $10.0 million to $11.2 million in Total Revenue, Land Agreement Proceeds and Interest at a gold price of $2,000 per ounce. This represents a midpoint increase in GEOs of approximately 100% relative to 2023.

The Company’s recurring Cash Operating Expenses are currently expected to be consistent with 2023 and the Company expects to achieve positive operating cash flow in 2024 when a number of its growth projects ramp up in production, including the long-life cornerstone mines at Côté and Odyssey and a full year of cash inflows from the recently acquired Cozamin and Borborema royalties.

The 2024 outlook regarding total GEOs is based on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

Total GEOs, Total Revenue, Land Agreement Proceeds and Interest and Cash Operating Expenses are each non-IFRS financial measures. See "Non-IFRS Measures".

Discussion of Operations

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenue for the year ended December 31, 2023 was $3.0 million, compared to $4.0 million in the comparative year, 2022. Royalty revenue from our interests in the Canadian Malartic Property was lower than the comparative period primarily due to adjusted sequencing of production at the Barnat Pit where our royalty is primarily located. In addition, $0.9 million of royalty revenue generated from the Borden asset during the year ended December 31, 2022, relates to a one-time recovery of revenue related to past periods, which did not occur during the year ended December 31, 2023.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the years indicated:

	For the year ended
	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)
Canadian Malartic	709	1,265
Cozamin	664	—
Borden	520	1,017
Jerritt Canyon	201	651
Others	3,122	2,904
	5,216	5,837

See "Non-IFRS Measures"

The amount attributed to Cozamin above consists of royalty revenue of $0.4 million and $0.2 million of pre-acquisition revenue credited against the Cozamin purchase price. The latter amount represents royalty amounts paid after entering into the agreement to acquire the Cozamin royalty and collected at closing from the seller. Others consist of royalty income from the Isabella Pearl Mine, land agreement proceeds, advance mineral royalty payments received, and pre-production royalty payment and interest income received from Borborema.

During the year ended December 31, 2023, we recognized depletion expense of $0.9 million, as compared to $1.7 million in the year ended December 31, 2022. A reduction in royalty revenue generated during the year ended December 31, 2023 to $3.0 million from $4.0 million during the year ended December 31, 2022, accounts for the lower depletion charge.

During the year ended December 31, 2023, we incurred total expenses of $10.9 million, as compared to $16.0 million in the year ended December 31, 2022. Cash Operating Expenses decreased by 36% to $8.0 million from $12.6 million in the same period of 2022. See "Non-IFRS Measures". The decrease in total expenses was primarily the result of a decrease in corporate and administrative costs of $2.1 million, employee costs of $0.5 million, professional fees of $2.0 million, Share-based compensation of $0.5 million and depreciation of $0.02 million.

During the year ended December 31, 2023, we incurred corporate and administrative costs of $3.1 million, as compared to $5.1 million in the year ended December 31, 2022. Corporate administrative costs primarily consist of investor communications and marketing expenses of $0.7 million as compared to $1.6 million in the year ended December 31, 2022, office and technology expenses of $0.5 million as compared to $0.8 million in the year ended December 31, 2022, transfer agent and regulatory fees of $0.3 million as compared to $0.5 million in the year ended December 31, 2022, insurance fees of $1.3 million as compared to $1.9 million in the year ended December 31, 2022 and mineral interest maintenance expenses of $0.16 million as compared to $0.20 million in the year ended December 31, 2022. The decrease in corporate and administrative costs is primarily attributed to a refocus on selected higher value-added marketing activities, streamlining of administrative activities and reduced insurance fees paid for directors and officers.

During the year ended December 31, 2023, we incurred employee costs of $2.8 million as compared to $3.3 million in the year ended December 31, 2022. Employee costs primarily consist of salary and wages paid to employees and fees paid to directors. The decrease in employee costs is primarily attributed to timing difference relating to the accrual of year-end compensation relating to fiscal year 2022.

During the year ended December 31, 2023, we incurred professional fees of $2.1 million as compared to $4.2 million in the year ended December 31, 2022. Professional fees primarily consist of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters. The decrease in professional fees is primarily attributed to cost control initiatives and efficiencies realized through the post-merger integration of the three companies we acquired in 2021.

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the year ended
	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)
Corporate administrative costs	3,036	5,123
Employee costs	2,824	3,305
Professional fees	2,144	4,152
Cash Operating Expenses	8,004	12,580

See "Non-IFRS Measures"

During the year ended December 31, 2023, we recognized impairment of royalty assets of $22.4 million, excluding tax of $2.6 million. See " Overall Performance".

During the year ended December 31, 2023, we recognized share-based compensation expense of $2.8 million as compared to $3.3 million in the year ended December 31, 2022. Share-based compensation expenses represented the vesting of share options, restricted shares and restricted share units granted to management, directors, employees and consultants. The share-based compensation expense also included the amortization of the fair value of GRC Shares issued to contractors for marketing services of $0.06 million for the year ended December 31, 2023.

During the year ended December 31, 2023, we recognized a fair value gain on our derivative liabilities of $0.2 million as compared to $4.8 million in the year ended December 31, 2022. The change is primarily as a result of our purchases of the remaining call options on certain short-term investments acquired as part of the acquisition of Abitibi.

During the year ended December 31, 2023, we recognized a fair value loss on our short-term investments of $0.3 million as compared to $0.05 million in the year ended December 31, 2022. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the year ended December 31, 2023, we incurred interest expenses of $1.8 million as compared to $0.9 million in the year ended December 31, 2022. The increase is primarily attributed to interest on the Amended Facility and the Debentures. In addition, we incurred a loss on loan modification of $0.2 million during the year ended December 31, 2023 compared to $0.3 million in the same period in 2022 resulting from the amendment of our existing credit facility.

In the year ended December 31, 2023, we incurred current tax expenses of $0.05 million, compared to $0.1 million in the year ended December 31, 2022. In the year ended December 31, 2023 we recognized a deferred tax recovery of $6.2 million, compared to $0.7 million in the year ended December 31, 2022. The increase deferred tax recovery recognized in the year ended December 31, 2023 is primarily related to the recognition of impairment of royalty assets of $22.4 million and non-recognition of deferred tax liability on the equity component of the convertible debenture of $14.6 million.

	For the year ended
	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)
Current tax expense	(50)	(114)
Deferred tax recovery	6,183	731
	6,133	617

During the year ended December 31, 2023, we had a net loss of $26.8 million, or $0.18 per share on a basic and diluted basis, compared to $12.7 million, or $0.09 per share on a basic and diluted basis, for the same period of 2022. During the year ended December 31, 2023, we incurred an Adjusted Net Loss of $4.0 million or $0.03 per share, compared to an Adjusted Net Loss of $11.2 million or $0.08 per share, for the same period in 2022. The improved Adjusted Net Loss are largely attributable to a 36% decrease in Cash Operating Expenses compared to the prior year. See "Non-IFRS Measures".

Year ended December 31, 2023, compared to year ended September 30, 2022

Revenue for the year ended December 31, 2023 was $3.0 million, compared to $3.9 million in the year ended September 30, 2022. Royalty revenue from our interests in the Canadian Malartic Property was lower than the comparative period primarily due to adjusted sequencing of production at the Barnat Pit where our royalty is primarily located. In addition, $0.9 million of royalty revenue generated from the Borden asset during the year ended September 30, 2022, relates to a one-time recovery of revenue related to past periods, which did not occur during the year ended December 31, 2023.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the years indicated:

	For the year ended
	December 31, 2023	September 30, 2022
(in thousands of dollars)	($)	($)
Canadian Malartic	709	1,132
Cozamin	664	—
Borden	520	954
Jerritt Canyon	201	808
Others	3,122	2,830
	5,216	5,724

See "Non-IFRS Measures"

The amount attributed to Cozamin above consists of royalty revenue of $0.4 million and $0.2 million of pre-acquisition revenue credited against the Cozamin purchase price. The latter amount represents royalty amounts paid after entering into the agreement to acquire the Cozamin royalty and collected at closing from the seller. Others consist of royalty income from the Isabella Pearl Mine, land agreement proceeds, advance mineral royalty payments received, and pre-production royalty payment and interest income received from Borborema.

During the year ended December 31, 2023, we recognized depletion expense of $0.9 million, as compared to $1.8 million in the year ended September 30, 2022. A reduction in royalty revenue generated during the year ended December 31, 2023 to $3.0 million from $3.9 million during the year ended September 30, 2022, accounts for the lower depletion charge.

During the year ended December 31, 2023, we incurred total expenses of $10.9 million, as compared to $19.6 million in the year ended September 30, 2022. Cash Operating Expenses decreased by 51% to $8.0 million from $16.4 million in the year ended September 30, 2022. See "Non-IFRS Measures". The decrease in total expenses was primarily the result of a decrease in corporate and administrative costs of $2.0 million, employee costs of $0.2 million, professional fees of $6.2 million, Share-based compensation of $0.3 million and depreciation of $0.002 million.

During the year ended December 31, 2023, we incurred corporate and administrative costs of $3.1 million, as compared to $5.0 million in the year ended September 30, 2022. Corporate administrative costs primarily consist of investor communications and marketing expenses of $0.7 million as compared to $1.4 million in the year ended September 30, 2022, office and technology expenses of $0.5 million as compared to $0.8 million in the year ended September 30, 2022, transfer agent and regulatory fees of $0.3 million as compared to $0.5 million in the year ended September 30, 2022, insurance fees of $1.3 million as compared to $2.0 million in the year ended September 30, 2022 and mineral interest maintenance expenses of $0.16 million as compared to $0.20 million in the year ended September 30, 2022. The decrease in corporate and administrative costs is primarily attributed to a refocus on selected higher value-added marketing activities, streamlining of administrative activities and reduced insurance fees paid for directors and officers.

During the year ended December 31, 2023, we incurred employee costs of $2.8 million as compared to $3.0 million in the year ended September 30, 2022. Employee costs primarily consist of salary and wages paid to employees and fees paid to directors. The decrease in employee costs is primarily attributed to lower bonuses accrued in the year ended December 31, 2023 compared to the year ended September 30, 2022.

During the year ended December 31, 2023, we incurred professional fees of $2.1 million as compared to $8.4 million in the year ended September 30, 2022. Professional fees primarily consist of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters. Professional fees incurred during the year ended September 30, 2022 included costs related to the acquisition of Ely, Golden Valley and Abitibi, and our offer to acquire Elemental of $2.1 million, and consultancy fees of $4.1 million which were not incurred during the year ended December 31, 2023.

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the year ended
	December 31, 2023	September 30, 2022
(in thousands of dollars)	($)	($)
Corporate administrative costs	3,036	5,035
Employee costs	2,824	2,998
Professional fees	2,144	8,374
Cash Operating Expenses	8,004	16,407

See "Non-IFRS Measures"

During the year ended December 31, 2023, we recognized impairment of royalty assets of $22.4 million, excluding tax of $2.6 million, compared to $3.8 million excluding tax of $0.8 million, during the year ended September 30, 2022. See "Overall Performance".

During the year ended December 31, 2023, we recognized share-based compensation expense of $2.8 million as compared to $3.1 million in the year ended September 30, 2022. Share-based compensation expenses represented the vesting of share options, restricted shares and restricted share units granted to management, directors, employees and consultants. The share-based compensation expense also included the amortization of the fair value of GRC Shares issued to contractors for marketing services of $0.12 million for the year ended in the year ended September 30, 2022.

During the year ended December 31, 2023, we recognized a fair value gain on our derivative liabilities of $0.2 million as compared to $4.5 million in the year ended September 30, 2022. The change is primarily as a result of our purchases of the remaining call options on certain short-term investments acquired as part of the acquisition of Abitibi.

During the year ended December 31, 2023, we recognized a fair value loss on our short-term investments of $0.3 million as compared to $0.6 million in the year ended September 30, 2022. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the year ended December 31, 2023, we incurred interest expenses of $1.8 million as compared to $0.6 million in the year ended September 30, 2022. The increase is primarily attributed to interest on the Amended Facility and the Debentures. In addition, we incurred a loss on loan modification of $0.2 million during the year ended December 31, 2023 resulting from the amendment of our existing credit facility. There was no amendment of the credit facility in the year ended September 30, 2022.

In the year ended December 31, 2023, we incurred current tax expenses of $0.05 million, compared to $0.1 million in the year ended September 30, 2022. In the year ended December 31, 2023 we recognized a deferred tax recovery of $6.2 million, compared to $0.1 million in the year ended September 30, 2022. The increase deferred tax recovery recognized in the year ended December 31, 2023 is primarily related the recognition of impairment of royalty assets of $22.4 million and non-recognition of deferred tax liability on the equity component of the convertible debenture of $14.6 million.

	For the year ended
	December 31, 2023	September 30, 2022
(in thousands of dollars)	($)	($)
Current tax expense	(50)	(114)
Deferred tax recovery	6,183	129
	6,133	15

During the year ended December 31, 2023, we had a net loss of $26.8 million, or $0.18 per share on a basic and diluted basis, compared to $17.3 million, or $0.14 per share on a basic and diluted basis, in the year ended September 30, 2022. During the year ended December 31, 2023, we incurred an Adjusted Net Loss of $4.0 million or $0.03 per share, compared to an Adjusted Net Loss of $11.5 million or $0.09 per share, in the year ended September 30, 2022. The improved Adjusted Net Loss were largely attributable to a 51% decrease in Cash Operating Expenses decreased to $8.0 million in the year ended December 31, 2023 from $16.4 million in the year ended September 30, 2022. See "Non-IFRS Measures".

Year ended September 30, 2022, compared to year ended September 30, 2021

For a discussion of our results of operations for the year ended September 30, 2022, please refer to "Item 5. Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended September 30, 2022.

Three months ended December 31, 2023, compared to three months ended December 31, 2022

Revenue for the three months ended December 31, 2023, was $1.0 million, compared to $0.6 million in the comparative period in 2022. Royalty revenue from our interests in the Canadian Malartic Property was $0.4 million compared to $0.2 million for the same period in 2022. In addition, Cozamin and Borborema generated royalties of $0.2 million and pre-production royalty revenue of $0.07 million, respectively.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the periods indicated:

	For the three months ended
	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)
Canadian Malartic	429	195
Cozamin	224	—
Borden	102	63
Jerritt Canyon	3	148
Others	561	725
	1,319	1,131

See "Non-IFRS Measures"

Others consist of royalty income from land agreement proceeds of $0.4 million, advance mineral royalty payments received of $0.06 million, and pre-production royalty payment and interest income of $0.1 million received from Borborema for the three months ended December 31, 2023.

During the three months ended December 31, 2023, we recognized depletion expense of $0.3 million, compared to $0.2 million during the comparative period in 2022. The increase in royalty revenue generated during the three months ended December 31, 2023, compared to the comparative period in 2022 accounts for the increase depletion charge.

During the three months ended December 31, 2023, we incurred total expenses of $2.6 million, as compared to $4.0 million in the three months ended December 31, 2022. Cash Operating Expenses decreased by 31% to $2.1 million, from $2.9 million in the same period of 2022. See " – Non-IFRS Measures". The decrease in total expenses was primarily the result of a decrease in corporate and administrative costs of $0.7 million, employee costs of $0.01 million, professional fees of $0.1 million, Share-based compensation of $0.5 million and depreciation of $0.001 million.

During the three months ended December 31, 2023, we incurred corporate and administrative costs of $0.6 million, as compared to $1.4 million in the same period in 2022. Corporate administrative costs primarily consist of investor communications and marketing expenses of $0.2 million as compared to $0.6 million in the same period in 2022, office and technology expenses of $0.1 million as compared to $0.2 million in the same period in 2022, transfer agent and regulatory fees of $0.02 million as compared to $0.1 million in the same period in 2022, insurance fees of $0.3 million as compared to $0.4 million in the same period in 2022 and mineral interest maintenance cost recovery of $0.02 million as compared to expenses $0.04 million in the period in 2022. The decrease in corporate and administrative costs is primarily attributed to a refocus on selected higher value-added marketing activities, streamlining of administrative activities and reduced insurance fees paid for directors and officers.

Employee costs primarily consist of salary and wages and fee paid to directors, and remained unchanged at $0.7 million during the three months ended December 31, 2023 as well as the comparative period in 2022.

During the three months ended December 31, 2023, we incurred professional fees of $0.7 million as compared to $0.8 million in the same period in 2022. Professional fees primarily consist of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters. The decrease in professional fees is primarily attributed to cost control initiatives.

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the three months ended
	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)
Corporate administrative costs	596	1,366
Employee costs	724	738
Professional fees	697	836
Cash Operating Expenses	2,017	2,940

See "Non-IFRS Measures"

During the three months ended December 31, 2023, we recognized impairment of royalty assets of $22.4 million, excluding tax of $2.6 million. See " – Overall Performance" for further information regarding Non-Cash Impairments.

During the three months ended December 31, 2023, we recognized share-based compensation expense $0.5 million as compared to $1.1 million in the same period in 2022. Share-based compensation expenses represented the vesting of share options and restricted share units granted to management, directors, employees and consultants.

During the three months ended December 31, 2023, we recognized a fair value gain on derivative liabilities of $nil as compared to a gain of $0.3 million in the same period in 2022. The change is primarily as a result of our purchase of the remaining call options on certain short-term investments acquired as part of the acquisition of Abitibi.

During the three months ended December 31, 2023, we recognized a fair value loss on short-term investments of $0.05 million as compared to a gain of $1.1 million in the same period in 2022. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the three months ended December 31, 2023, we incurred interest expenses of $0.8 million as compared to $0.3 million in the same period in 2022. The increase is primarily attributed to interest on the Amended Facility and the Debentures.

In the three months ended December 31, 2023, we incurred current tax expenses of $0.03 million, compared to $nil in the three months ended December 31, 2022. In the three months ended December 31, 2023, we recognized a deferred tax recovery of $5.7 million, compared to $0.4 million in the three months ended December 31, 2022. The increase deferred tax recovery recognized in the year ended December 31, 2023 is primarily related to tax implication on the recognition of impairment of royalty assets of $22.4 million and non-recognition of deferred tax liability on equity component of the convertible debenture of $14.6 million.

	For the three months ended
	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)
Current tax (recovery)/expense	34	—
Deferred tax recovery	5,720	435
	5,754	435

During the three months ended December 31, 2023, we had a net loss of $19.4 million, or $0.13 per share on a basic and diluted basis, compared to $2.2 million or $0.02 per share on a basic and diluted basis, for the same period of 2022. During the three months ended December 31, 2023, we incurred Adjusted Net Earnings of $0.9 million or $0.01 per share, compared to an Adjusted Net Loss of $2.8 million or $0.02 per share, for the same period in 2022. The fourth quarter operating results were positively impacted by a 17% increase in Total Revenue, Land Agreement Proceeds and Interest of $0.1 million and a 31% decrease in Cash Operating Expenses of $0.9 million. See "Non-IFRS Measures".

Three months ended December 31, 2022, compared to three months ended December 31, 2021

The comparison of the results for the three months ended December 31, 2022 with the results for the three months ended December 31, 2021 can be found in the “Management’s Discussion and Analysis” section in the Company’s Transition Report on Form 20-F for the transition period from October 1, 2022 to December 31, 2022.

Condensed Financial Statements

The Condensed Consolidated Statement of Income for the year ended December 31, 2023 is presented below for reference in comparison to the year ended December 31, 2022:

	Year ended
	December 31, 2023	December 31, 2022
		(Unaudited)
(in thousands of dollars, except share and per share amounts)	($)	($)
Revenue
Revenue	3,048	3,993
Cost of sales
Depletion	(943)	(1,685)
Gross profit	2,105	2,308

Other operating income/(expenses)
General and administrative costs	(10,401)	(13,960)
Project evaluation costs	(479)	(2,035)
Share of gain/(loss) in associate	172	(152)
Dilution gain in associate	12	100
Impairments of royalties	(22,379)	(3,821)
Operating loss for the year	(30,970)	(17,560)

Other items
Change in fair value of derivative liabilities	242	4,776
Change in fair value of gold-linked loan	172	—
Change in fair value of short-term investments	(264)	(51)
Change in fair value of embedded derivatives	30	—
Foreign exchange gain/(loss)	(132)	32
Interest expense	(1,839)	(918)
Gain/(loss) on loan modification	(249)	316
Other income	121	79
Net loss before income taxes for the year	(32,889)	(13,326)
Current tax expense	(50)	(114)
Deferred tax recovery	6,183	731
Net loss after income taxes for the year	(26,756)	(12,709)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences	38	(116)
Total comprehensive loss for the year	(26,718)	(12,825)

Net loss per share, basic and diluted	(0.18)	(0.09)

Weighted average number of common shares outstanding, basic and diluted	144,729,662	136,803,625

The Condensed Consolidated Statement of Cash Flows for the year ended December 31, 2023 is presented below for reference in comparison to the year ended December 31, 2022:

	Year ended
	December 31, 2023	December 31, 2022
		(Unaudited)
(in thousands of dollars, except share and per share amounts)	($)	($)
Operating activities
Net loss for the year	(26,756)	(12,709)
Items not involving cash:
Depreciation	70	92
Depletion	943	1,685
Interest expense	1,839	918
Other income	(70)	(567)
Share-based compensation	2,806	3,323
Change in fair value of short-term investments	264	51
Change in fair value of derivative liabilities	(242)	(4,776)
Change in fair value of embedded derivatives	(30)	—
(Gain)/loss on loan modification	249	(316)
Change in fair value of gold-linked loan	(172)	—
Impairments of royalties	22,379	3,821
Share of (gain)/loss in associate	(172)	152
Dilution gain in associate	(12)	(100)
Deferred tax recovery	(6,183)	(731)
Unrealized foreign exchange (gain)/loss	38	(447)
Operating cash flows before movements in working capital	(5,049)	(9,604)
Net changes in non-cash working capital items:
Accounts receivables	(215)	(314)
Prepaids and other receivables	(1,681)	2,763
Accounts payable and accrued liabilities	69	(8,614)
Cash used in operating activities	(6,876)	(15,769)

Investing activities
Restricted cash released	—	609
Interest received	36	35
Dividend received	34	28
Investment in royalties and other mineral interests	(28,701)	(19,387)
Investment in marketable securities	—	(843)
Proceeds on disposition of marketable securities	3,308	22,190
Investment in associate	—	(409)
Land agreements proceeds credited against mineral properties	1,835	1,675
Investment in gold-linked loan	(10,000)	—
Purchase of equipment	—	(28)
Proceeds on disposition of other mineral interests	—	16
Cash provided by / (used in) investing activities	(33,488)	3,886

Financing activities
Proceeds from issuance of common shares	1,391	576
Net proceeds from bank loan/(payment of bank loan transaction costs)	(131)	9,403
Payment of government loan	(30)	—
Proceeds from convertible debentures, net of issuance costs	38,520	—
Interest paid	(1,115)	(539)
Payment of lease obligations	(76)	(75)
Dividends	(2,599)	(5,471)
Repurchase of call options	—	(8)
Cash provided by financing activities	35,960	3,886

Effect of exchange rate changes on cash	—	18

Net decrease in cash	(4,404)	(7,979)
Cash and cash equivalents
Beginning of year	5,847	13,826
End of year	1,443	5,847

Use of Proceeds

During the year ended December 31, 2023, we distributed a total of 496,438 GRC Shares under our at-the-market equity program (the "ATM Program") for net proceeds of $1.3 million (gross proceeds of $1.3 million). Net proceeds derived from the GRC Shares sold under the ATM Program were used for the purchase of royalty interests and working capital purposes. The ATM Program expired on September 1, 2023, and has not been renewed as of the date hereof.

Summary of Quarterly Results

The following table sets forth our selected quarterly financial results for each of the three month periods indicated:

	Three months ended
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
(in thousands of dollars, except per share and GEO amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Revenue	1,016	797	468	767
Net loss	(19,360)	(1,817)	(2,496)	(3,083)
Net loss per share, basic and diluted	(0.13)	(0.01)	(0.02)	(0.02)
Operating cash flows before movements in working capital	(995)	(894)	(1,377)	(1,783)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest*	1,319	1,370	557	1,970
Cash Operating Expenses*	(2,017)	(1,642)	(1,822)	(2,523)
Adjusted Net Earnings/(Loss)*(1)	935	(1,095)	(2,487)	(1,318)
Adjusted Net Earnings/(Loss) Per Share, basic and diluted*	0.01	(0.01)	(0.02)	(0.01)
Total GEOs*	667	711	282	1,043
Statement of Financial Position
Total assets	690,994	683,180	677,346	681,848
Total non-current liabilities	166,053	152,089	145,169	145,116
(1)
Adjusted Net Earnings for the year and quarter ended December 31, 2023 includes $2.3 million deferred tax recovery that was recognized as a result of convertible debt financing. An offsetting deferred tax expense of $2.3 million has been recognized directly in equity. See Note 11 of our audited annual consolidated financial statements for the year ended December 31, 2023 for further information.

Changes in net loss from quarter to quarter have been affected primarily by fluctuations in revenue based on our royalty and other interests and changes in expenses resulting from operations and corporate activity, including professional fees incurred in connection with corporate development activities, changes in fair value in short-term investment and derivatives, and impairment of royalty assets during the respective periods.

Liquidity and Capital Resources

	As at December 31, 2023	As at December 31, 2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	1,443	5,847
Short-term investments	342	3,840
Working capital (current assets less current liabilities)	1,695	7,559
Total assets	690,994	682,410
Total current liabilities	3,851	3,977
Total non-current liabilities	166,193	144,782
Shareholders’ equity	520,950	533,651

As at December 31, 2023, we had cash and cash equivalents of $1.4 million and cash, cash equivalents and marketable securities of $1.8 million. This compares to cash and cash equivalents of $5.8 million and cash, cash equivalents and marketable securities of $9.7 million at December 31, 2022. As at December 31, 2023, we had working capital (current assets less current liabilities) of $1.7 million as compared to $7.6 million as at December 31, 2022. Short-term investments consist of marketable securities held by the Company. Working capital consists of current assets, which is made up of cash and cash equivalents, short-term investments, accounts receivable and prepaids and other receivables, less current liabilities, which is made up of accounts payable and accrued liabilities.

As previously announced, in August 2022, we established our ATM Program with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates Inc. (collectively, the "Agents"), which allowed us to issue up to $50.0 million in GRC Shares from treasury to the public from time to time through the facilities of the NYSE. During the year ended

December 31, 2023, a total of 496,438 GRC Shares were distributed for net proceeds of $1.3 million (gross proceeds of $1.3 million). Such distributions were made to position us to complete acquisitions such as the Cozamin royalty acquisition. Such distributions were through the facilities of the NYSE. Total commissions paid to the Agents under the ATM Program were $0.03 million during the year ended December 31, 2023. The ATM Program expired on September 1, 2023, and has not been renewed as of the date hereof.

Our Credit Facility is a $25 million secured revolving credit facility and provides for an additional $10 million of availability, subject to certain conditions, under the Accordion feature. The Credit Facility has a maturity date of March 31, 2027. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants. As at December 31, 2023, the Credit Facility has a total drawn balance of $10.0 million.

On December 15, 2023, we completed the Private Placement of Debentures for gross proceeds of $40.0 million. See " – Selected 2023 Developments".

Our principal sources of financing to date have been the prior issuance of GRC Shares, our initial public offering in March 2021, the Credit Facility, the Private Placement of Debentures and revenue generated by our royalty and other mineral interests. We also had $1.4 million of cash and cash equivalents and $0.3 million of marketable securities as at December 31, 2023. Based on available credit under the Credit Facility and our available cash, cash equivalents, marketable securities and expected revenue, we believe that we have sufficient liquidity to meet our obligations and to finance our planned activities over the next twelve months. Over the long term, we expect to meet our obligations and finance our growth plans through revenue generated from royalty interests held, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. Our growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows

Year ended December 31, 2023, compared to year ended December 31, 2022

Operating Activities

Net cash used in operating activities during the year ended December 31, 2023 was $6.9 million as compared to $15.8 million in the year ended December 31, 2022. Net cash used in operating activities during the year ended December 31, 2023 reflected a net loss of $26.8 million offset by non-cash items including impairment of royalty assets of $22.4 million, share-based compensation of $2.8 million, interest expenses of $1.8 million, change in fair value of derivative liability of $0.2 million, change in fair value of short-term investments of $0.3 million, depletion and depreciation charge of $1.0 million, other income of $0.01 million and deferred tax recovery of $6.2 million. Non-cash working capital changes include an increase in accounts receivable of $0.2 million, prepaid and other receivables of $1.7 million and a decrease in accounts payable and accrued liabilities of $0.01 million. The increase in prepaid and other receivables is primarily attributed to the valued added tax payment made in connection with the Cozamin acquisition of $1.2 million.

Investing Activities

During the year ended December 31, 2023, we made investments in royalties and other mineral interests of $38.7 million, primarily relating to the acquisition of the Cozamin royalty and Borborema investment as compared to $19.4 million in the year ended December 31, 2022, received cash proceeds from disposal of marketable securities of $3.3 million as compared to $22.2 million in the year ended December 31, 2022, received land agreement payments credited against mineral properties of approximately $1.8 million as compared to $1.7 million in the year ended December 31, 2022 and received other dividend and interest income totaling $0.07 million as compared to $0.06 million in the year ended December 31, 2022.

Financing Activities

During the year ended December 31, 2023, net cash provided by financing activities was $36.0 million as compared to $3.9 million in the year ended December 31, 2022, which primarily represented proceeds from distribution of GRC Shares of $1.4 million as compared to $0.6 million in the year ended December 31, 2022, net proceeds from the Debentures of $38.5 million compared to $nil in the year ended December 31, 2022, interest payment of $1.1 million as compared to $0.5 million in the year ended December 31, 2022, dividend payment of $2.6 million as compared to $5.5 million in the year ended December 31, 2022, and payment of lease obligation of $0.08 million as compared to $0.08 million in the year ended December 31, 2022.

Year ended December 31, 2023, compared to year ended September 30, 2022

Operating Activities

Net cash used in operating activities during the year ended December 31, 2023 was $6.9 million as compared to $19.3 million in the year ended September 30, 2022. Net cash used in operating activities during the year ended December 31, 2023 reflected a net loss of $26.8 million offset by non-cash items including impairment of royalty assets of $22.4 million, share-based compensation of $2.8 million, interest expenses of $1.8 million, change in fair value of derivative liability of $0.2 million, change in fair value of short-term investments of $0.3 million, depletion and depreciation charge of $1.0 million, other income of $0.01 million and deferred tax recovery of $6.2 million. Non-cash working capital changes include an increase in accounts receivable of $0.2 million, prepaid and other receivables of $1.7 million and a decrease in accounts payable and accrued liabilities of $0.01 million. The increase in prepaid and other receivables is primarily attributed to the valued added tax payment made in connection with the Cozamin acquisition of $1.2 million.

Investing Activities

During the year ended December 31, 2023, we made investments in royalties and other mineral interests of $38.7 million, primarily relating to the acquisition of the Cozamin royalty and Borborema investment as compared to $19.7 million in the year ended September 30, 2022, received cash proceeds from disposal of marketable securities of $3.3 million as compared to $17.7 million in the year ended September 30, 2022, received land agreement payments credited against mineral properties of approximately $1.8 million as compared to $17.7 million in the year ended September 30, 2022 and received other dividend and interest income totaling $0.07 million as compared to $nil in the year ended September 30, 2022. During the year ended September 30, 2022, we acquired cash and restricted cash for a total amount of $10.4 million from the business combination with Golden Valley and Abitibi.

Financing Activities

During the year ended December 31, 2023, net cash provided by financing activities was $36.0 million as compared to $5.8 million in the year ended September 30, 2022, which primarily represented proceeds from distribution of GRC Shares of $1.4 million as compared to $0.9 million in the year ended September 30, 2022, net proceeds from the Debentures of $38.5 million compared to $nil in the year ended September 30, 2022, to net drawdown of $nil on the credit facility compared to $9.4 million in the year ended September 30, 2022, interest payment of $1.1 million as compared to $0.3 million in the year ended September 30, 2022, dividend payment of $2.6 million as compared to $4.0 million in the year ended September 30, 2022, and payment of lease obligation of $0.08 million as compared to $0.06 million in the year ended September 30, 2022.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) Per Share; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

•
Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) Per Share

Adjusted Net Earnings/(Loss) is calculated by adding land agreement proceeds credited against mineral properties, adding the pre-acquisition royalty revenue received as credited against the Cozamin purchase price and deducting the following from net income: transaction related and non-recurring general administrative expenses(2), share of (income)/loss and dilution income in associate, impairment, changes in fair value of derivative liabilities, short-term investments and gold-linked loan, loss on loan modification, foreign exchange gain/(loss), other income/(expense) and land agreement proceeds credited against mineral properties. Adjusted Net Earnings/(Loss) includes recognized deferred tax recovery. Adjusted Net Earnings/(Loss) Per Share, basic and diluted have been determined by dividing the Adjusted Net Earnings/(Loss) by the weighted average number of common shares for the applicable period. We included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) Per Share, basic and diluted for the periods indicated:

(2)
Transaction related, and non-recurring general administrative expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2023, transaction related and non-recurring administrative expenses related primarily to professional fees related to changing our fiscal year-end, tax restructuring following the completion of corporate transactions, establishing a dividend reinvestment and finance programs and select corporate development activities and in the same periods of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

	Year ended	Three months ended
	December 31, 2023	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Net loss	(26,756)	(19,360)	(1,817)	(2,496)	(3,083)
Land Agreement Proceeds credited against mineral properties	1,909	270	347	89	1,203
Pre-acquisition royalty revenue credited against Cozamin purchase price	226	—	226	—	—
Loan interest	33	33	—	—	—
Transaction related and non-recurring administrative expenses	967	268	64	176	459
Share of (gain)/loss in associate	(172)	72	(22)	(350)	128
Dilution gain in associate	(12)	—	—	(12)	—
Impairment of royalties, net of taxes	19,760	19,760	—	—	—
Change in fair value of derivative liabilities	(242)	—	(3)	(9)	(230)
Change in fair value of gold-linked loan	(172)	(172)	—	—	—
Change in fair value of short-term investments	264	45	142	135	(58)
Change in fair value of embedded derivatives	(30)	(30)	—	—	—
Loss on loan modification	249	—	—	—	249
Foreign exchange (gain)/loss	132	55	(30)	59	48
Other income	(121)	(6)	(2)	(79)	(34)
Adjusted Net Earnings/(Loss)	(3,965)	935	(1,095)	(2,487)	(1,318)
Weighted average number of common shares	144,729,662	145,086,763	144,970,285	144,560,621	144,289,573
Adjusted Net Earnings/(Loss) Per Share, basic and diluted	(0.03)	0.01	(0.01)	(0.02)	(0.01)

	Year ended	Three months ended
	December 31, 2022	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Net loss	(12,709)	(2,204)	(4,679)	(3,438)	(2,388)
Land Agreement Proceeds credited against mineral properties	1,844	549	57	117	1,121
Transaction related and non-recurring administrative expenses	1,650	115	—	575	960
Share of (gain)/loss in associate	152	(1)	(2)	47	108
Dilution gain in associate	(100)	—	—	(20)	(80)
Impairment of royalty, net of taxes	3,018	—	—	—	3,018
Change in fair value of derivative liabilities	(4,776)	(278)	136	(2,836)	(1,798)
Change in fair value of short-term investments	51	(1,060)	1,359	3,627	(3,875)
Gain on loan modification	(316)	—	(316)	—	—
Foreign exchange (gain)/loss	11	42	(21)	3	(13)
Other income/(expenses)	(79)	13	23	(111)	(4)
Adjusted Net Loss	(11,254)	(2,824)	(3,443)	(2,036)	(2,951)
Weighted average number of common shares	136,803,625	143,913,069	134,822,619	134,372,502	134,019,359
Adjusted Net Loss Per Share, basic and diluted	(0.08)	(0.02)	(0.03)	(0.02)	(0.02)

	Year ended	Three months ended
	September 30, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)	($)
Net loss	(17,346)	(4,679)	(3,438)	(2,388)	(6,841)
Land Agreement Proceeds credited against mineral properties	1,780	57	117	1,121	485
Transaction related and non-recurring administrative expenses	5,593	—	575	960	4,058
Share of (gain)/loss in associate	296	(2)	47	108	143
Dilution gain in associate	(100)	—	(20)	(80)	—
Impairment of royalty, net of taxes	3,018	—	—	3,018	—
Change in fair value of derivative liabilities	(4,588)	136	(2,836)	(1,798)	(90)
Change in fair value of short-term investments	569	1,359	3,627	(3,875)	(542)
Gain on loan modification	(316)	(316)	—	—	—
Foreign exchange (gain)/loss	(54)	(21)	3	(13)	(23)
Other income/(expenses)	(337)	23	(111)	(4)	(245)
Adjusted Net Loss	(11,485)	(3,443)	(2,036)	(2,951)	(3,055)
Weighted average number of common shares	128,232,364	134,822,619	134,372,502	134,019,359	109,907,519
Adjusted Net Loss Per Share, basic and diluted	(0.09)	(0.03)	(0.02)	(0.02)	(0.03)

•
GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2022	1,877	1,759	937
For three months ended June 30, 2022	1,874	2,024	1,080
For three months ended September 30, 2022	1,729	923	534
For three months ended December 31, 2022	1,731	1,131	653
For year ended December 31, 2022	1,822	5,837	3,204

For three months ended December 31, 2021	1,796	1,018	567
For three months ended March 31, 2022	1,877	1,759	937
For three months ended June 30, 2022	1,874	2,024	1,080
For three months ended September 30, 2022	1,729	923	534
For year ended September 30, 2022	1,836	5,724	3,118

For three months ended March 31, 2023	1,889	1,970	1,043
For three months ended June 30, 2023	1,978	557	282
For three months ended September 30, 2023	1,927	1,370	711
For three months ended December 31, 2023	1,977	1,318	667
For year ended December 31, 2023	1,929	5,215	2,703
•
Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties, the pre-acquisition royalty revenue credited against the Cozamin purchase price to total revenue and the gold-linked loan interest. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and year ended December 31, 2023 and 2022, respectively:

	For three months ended		For the year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	September 30, 2022
(in thousands of dollars)	($)	($)	($)	($)	($)
Royalty	758	435	1,964	3,037	3,108
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	226	—	—
Advance minimum royalty and pre-production royalty	137	48	646	492	386
Land agreement proceeds	391	648	2,347	2,308	2,230
Loan interest	33	—	33	—	—
Total Revenue, Land Agreement Proceeds and Interests	1,319	1,131	5,216	5,837	5,724
Land agreement proceeds credited against mineral properties	(270)	(549)	(1,909)	(1,844)	(1,780)
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	(226)	—	—
Loan interest	(33)	—	(33)	—	—
Revenue	1,016	582	3,048	3,993	3,944

•
Cash Operating Expenses

Cash Operating Expenses are determined by adding the impact of non-cash expenses, revenue, other income and tax expenses or recovery to net loss. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Cash Operating Expenses.

	Year ended	Three months ended
	December 31, 2023	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
(in thousands of dollars)	($)	($)	($)	($)	($)
Net loss	(26,756)	(19,360)	(1,817)	(2,496)	(3,083)
Revenue	(3,048)	(1,016)	(797)	(468)	(767)
Other income	(121)	(6)	(2)	(79)	(34)
Depletion	943	249	373	204	117
Depreciation	70	20	13	16	21
Share-based compensation	2,806	536	562	828	880
Share of (gain)/loss in associate	(172)	72	(22)	(350)	128
Dilution gain in associate	(12)	—	—	(12)	—
Impairment of royalties	22,379	22,379	—	—	—
Change in fair value of derivative liabilities	(242)	—	(3)	(9)	(230)
Change in fair value of gold-linked loan	(172)	(172)	—	—	—
Change in fair value of short-term investments	264	45	142	135	(58)
Change in fair value of embedded derivatives	(30)	(30)	—	—	—
Loss on loan modification	249	—	—	—	249
Foreign exchange (gain)/loss	132	55	(30)	59	48
Interest expense	1,839	814	403	328	294
Tax recovery (expenses)	(6,133)	(5,603)	(464)	22	(88)
Cash Operating Expenses	(8,004)	(2,017)	(1,642)	(1,822)	(2,523)

	Year ended	Three months ended
	December 31, 2022	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
(in thousands of dollars)	($)	($)	($)	($)	($)
Net loss	(12,709)	(2,204)	(4,679)	(3,438)	(2,388)
Revenue	(3,993)	(582)	(866)	(1,907)	(638)
Other income	(79)	13	23	(111)	(4)
Depletion	1,685	216	(56)	1,037	488
Depreciation	92	29	27	21	15
Share-based compensation	3,323	1,078	394	705	1,146
Share of (gain)/loss in associate	152	(1)	(2)	47	108
Dilution gain in associate	(100)	—	—	(20)	(80)
Impairment of royalty	3,821	—	—	—	3,821
Change in fair value of derivative liabilities	(4,776)	(278)	136	(2,836)	(1,798)
Change in fair value of short-term investments	51	(1,060)	1,359	3,627	(3,875)
Loss on loan modification	(316)	—	(316)	—	—
Foreign exchange (gain)/loss	(32)	(1)	(21)	3	(13)
Interest expense	918	285	259	269	105
Tax recovery (expenses)	(617)	(435)	485	(15)	(652)
Cash Operating Expenses	(12,580)	(2,940)	(3,257)	(2,618)	(3,765)

	Year ended	Three months ended
	September 30, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
(in thousands of dollars)	($)	($)	($)	($)	($)
Net loss	(17,346)	(4,679)	(3,438)	(2,388)	(6,841)
Revenue	(3,944)	(866)	(1,907)	(638)	(533)
Other income	(337)	23	(111)	(4)	(245)
Depletion	1,756	(56)	1,037	488	287
Depreciation	72	27	21	15	9
Share-based compensation	3,146	394	705	1,146	901
Share of (gain)/loss in associate	296	(2)	47	108	143
Dilution gain in associate	(100)	—	(20)	(80)	—
Impairment of royalty	3,821	—	—	3,821	—
Change in fair value of derivative liabilities	(4,588)	136	(2,836)	(1,798)	(90)
Change in fair value of short-term investments	569	1,359	3,627	(3,875)	(542)
Loss on loan modification	(316)	(316)	—	—	—
Foreign exchange (gain)/loss	(54)	(21)	3	(13)	(23)
Interest expense	633	259	269	105	—
Tax recovery (expenses)	(15)	485	(15)	(652)	167
Cash Operating Expenses	(16,407)	(3,257)	(2,618)	(3,765)	(6,767)

Contractual Obligations

As at December 31, 2023, we have the following contractual obligations, including payments due for each of the next five years thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lease obligation	$380	$89	$262	$29	—
Revolving credit facility - principal	$10,286	—	—	$10,286	—
Revolving credit facility - interest	$1,500	1,107	$393	—	—
Total	$12,166	$1,196	$655	$10,315	—

Off-Balance Sheet Arrangements

At December 31, 2023, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

During the years ended December 31, 2023 and September 30, 2022, we incurred $0.004 million and $0.1 million in technology expenses for website design, hosting and maintenance service provided by Blender Media Inc. ("Blender"), respectively. Blender is controlled by a family member of Amir Adnani, a former director of the Company. On October 12, 2021, we issued 120,000 GRC Shares to Blender as compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. We recognized share-based compensation expense of $0.6 million in respect of this contract, during the year ended September 30, 2022. No expense was recognized during the three months ended December 31, 2022.

During the year ended December 31, 2023, we incurred interest expense of $0.2 million to QRC on Debentures held by QRC. Warren Gilman, director of the Company, is the chairman and chief executive officer of QRC.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by our key management personnel for the year ended December 31, 2023, three months ended December 31, 2023 and year ended September 30, 2022 are as follows:

	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
(in thousands of dollars)	($)	($)	($)
Management salaries	1,332	275	1,453
Directors’ fees	332	102	442
Share-based compensation	1,701	788	1,628
	3,365	1,165	3,523

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

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The assessment of impairment of royalty and other mineral interests requires the use of judgments, when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests may be deferred, will not likely not occur or may be significantly reduced in the future.
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

•
We estimate the attributable reserves and resources relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty interests, adjusted where applicable to reflect the our percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of the Company's royalty interests.
•
When impairment indication of royalty and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the FVLCD and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, the Company may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
Our gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, the Company uses a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.

Financial Instruments and Risk Management

Our financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, government and bank loan, and derivative liabilities. Our short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of our other financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Government and bank loan, and lease obligation are measured at amortized cost. The fair value of the government and bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

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

Liquidity risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at December 31, 2023 was $1.7 million as compared to $7.6 million as at December 31, 2022. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we consider the amount available under the Amended Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have the adequate liquidity to meet our obligations and to finance our planned activities.

Currency risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at December 31, 2023, a 10% change in the market price of these investments would have an impact of approximately $0.03 million on net loss. We are not exposed to significant equity price risk related to our marketable securities.

Interest rate risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended December 31, 2023. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the year ended December 31, 2023.

Outstanding Share Data

As at the date hereof, we have145,669,046 GRC Shares, 2,010,922 restricted share units and7,766,211 share options outstanding. In addition, there were warrants to purchase 2,430,000 common shares that were issued to holders of warrants of Ely Gold Royalties Inc. (the "Ely Warrants") as at the date hereof. Such warrants represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants are exercisable into a total of 595,350 GRC Shares as of the date hereof.

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

The Company’s management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.

Attestation report of the registered public accounting firm. This Form 20-F does not include an attestation report of the Company’s registered public accounting firm. In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC. We are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act, and therefore are also exempted from the requirement to include an attestation report of our independent registered public accounting firm.

Changes in internal control over financial reporting. During the period from January 1, 2023 to December 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue" "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking

Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
our plans and objectives, including its acquisition and growth strategy;
•
our future financial and operational performance, including expectations regarding projected results of operations, including forecasted Total Revenues, Land Agreement Proceeds and Interest and Costs and Operating Expenses;
•
royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
•
expectations regarding the royalty and other interests of the Company;
•
the plans and expectations of the operators of properties where the Company owns royalty interests;
•
estimates of mineral reserves and mineral resources on the projects in which the Company has royalty interests;
•
estimates regarding future revenue, expenses and needs for additional financing; and
•
adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
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

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

•
we own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are developed or operated in our best interest;
•
a substantial majority of our royalty and other interests are on non-producing properties, which may never achieve production;
•
our revenue is subject to volatility in gold and other commodity prices;
•
the volatility in gold and other commodity prices may have an adverse impact on the value of our royalty and similar interests and on the payments we receive thereunder in the future;
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
•
current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business;

•
we may require additional financing in the future to fund our growth strategy and maintain our operations;
•
our future growth is, to an extent, dependent on our acquisition strategy;
•
our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interests, and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
•
if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third parties, our existing royalty interests could be found to be invalid;
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
•
we may enter into transactions with related parties and such transactions present potential conflicts of interests;
•
regulations and political or economic developments in any of the jurisdictions where the properties in which we hold or may hold royalties, streams or similar interests are located;
•
opposition from Indigenous peoples may adversely impact the projects underlying our interests;
•
environmental risks in the jurisdictions where projects underlying our interests are located;
•
our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
•
our dependence on key management personnel;
•
certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest;
•
we hold investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value;
•
a significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results
•
potential litigation affecting the properties that we have royalty interests in could have a material adverse effect on us;
•
we may use certain financial instruments that are subject to a number or inherent risks; and
•
the other factors discussed under "Item 3. Key Information – D. Risk Factors" in this Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in this Annual Report for further information regarding key risks faced by the Company.

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

The scientific and technical information contained in this document relating to our royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services, a Qualified Person as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a member of Professional Geoscientists Ontario and Engineers and Geoscientists British Columbia and holder of a Special Authorization from the Ordre des Géologues du Québec.

Please see “Cautionary Note Regarding Mineral Reserve and Resource Estimates" in this Annual Report for further information regarding our technical information disclosure.

Additional Information

Additional information concerning our business is available under our profile at the www.sec.gov and www.sedarplus.ca.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The table below sets out the names and the province or state and country of residence of each of our directors and executive officers, their respective ages and positions and offices with us, their present principal occupation and respective principal occupations for the preceding five years. The term of office of each of the directors will expire at the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.

Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed
David Garofalo Chairman, Chief Executive Officer and President, and Director Vancouver, British Columbia, Canada	58

Chairman, Chief Executive Officer, President and a Director of Gold Royalty Corp. since 2020. President, Chief Executive Officer and a Director of Goldcorp Inc. from 2016 to 2019. President, Chief Executive Officer and a Director of Hudbay Minerals Inc. from 2010 to 2015. Senior VP and Chief Financial Officer of Agnico Eagle Mines Limited from 1998 to 2010.

			August 2020
Andrew Gubbels(1) Chief Financial Officer Vancouver, British Columbia, Canada	42

Chief Financial Officer of Gold Royalty Corp. since January 2023. Senior Vice President of Corporate Development for Aris Gold Corporation (now Aris Mining Holdings Corp.) from July 2020 to September 2022. Head of Investment Management Americas, Eurasian Resources Group, a mining and raw materials supplier, from July 2019 to July 2020. Head of Americas Metals & Mining at UBS Investment Bank from 2007 to 2019.

			January 2023
John W. Griffith Chief Development Officer Toronto, Ontario, Canada	56	Chief Development Officer of Gold Royalty Corp. since September 2020. Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America from 2006 to May 2020.	September 2020
Samuel Mah Vice President, Evaluations Vancouver, British Columbia, Canada	53

Vice President, Evaluations of Gold Royalty Corp. since July 2021. Director, Mining Planning of SSR Mining from 2019 to July 2021. Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019.

			July 2021
Warren Gilman(2)(3)(4)(6) Director Hong Kong, China	64

Chairman and Chief Executive Officer of Queen’s Road Capital Investment Ltd., a resource-focused investment company, since January 2020. Chairman and Chief Executive Officer of CEF Holdings Ltd., an investment holding company, from 2011 to 2019.

			August 2020
Ken Robertson(2)(4)(6) Director Vancouver, British Columbia, Canada	69

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

			November 2020
Alan Hair(2)(3)(5)(6) Director Toronto, Ontario, Canada	62	President and Chief Executive Officer of Hudbay Minerals Inc. from 2016 to 2019. Director of Bear Creek Mining Corporation since September 2019.	November 2020
Glenn Mullan(5) Director Val-d’Or, Québec, Canada	65	Previously the President, CEO, and Chairman of Golden Valley Mines and Royalties from August 2000 to November 2021 and Past President of the Prospectors and Developers Association of Canada ("PDAC").	November 2021

Karri Howlett(3)(4)(5)(6) Director Saskatoon, Saskatchewan, Canada	48

Principal of Karri Howlett Consulting since 2006. Director of
SaskPower from February 2013 to May 2021. President and a
director of RESPEC Consulting Inc., a geoscience and engineering consulting company, from November 2009 to March 2019.

		February 2022
Angela Johnson(3)(5)(6) Director Vancouver, British Columbia, Canada	40

Vice President of Corporate Development and Sustainability of Faraday Copper Corp., a company listed on the Toronto Stock Exchange and OTCQX Exchange, since April 2022. Corporate Development Manager at Silvercorp, a company listed on the Toronto Stock Exchange and NYSE American, from December 2020 to March 2022. Exploration Manager of Calibre Mining Corp., an exploration and mining company, from November 2019 to December 2020. Various roles at SSR Mining Inc., a company listed on the Toronto Stock Exchange and NASDAQ, including Sustainability Coordinator (from October 2018 to October 2019), Project Geologist (from October 2015 to October 2018) and Geologies (from 2012 to 2015).

		March 2023

Notes:

(1)
Andrew Gubbels was appointed as our new Chief Financial Officer effective January 1, 2023. Josephine Man previously served as our Chief Financial Officer from July 2020 to January 1, 2023.
(2)
Member of the audit committee.
(3)
Member of the nominating and corporate governance committee.
(4)
Member of the compensation committee.
(5)
Member of the Environmental, Social and Governance ("ESG") committee.
(6)
Independent director under the rules of the NYSE American Company Guide and Canadian National Instrument 52-110 – Audit Committees ("NI 52-110").

Biographies

Executive Officers

David Garofalo, Chairman, Chief Executive Officer, President and Director

Mr. Garofalo has served as our Chairman, Chief Executive Officer and President since August 1, 2020. Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 30 years. Prior to joining us, he served as President, Chief Executive Officer and a director of Goldcorp Inc., a gold production company headquartered in Vancouver, from January 2016 until its sale to Newmont in April 2019. Prior to that, Mr. Garofalo served as President, Chief Executive Officer and a director of Hudbay Minerals Inc. from 2010 to 2015, where he presided over that company’s emergence as a leading metals producer. Previously, Mr. Garofalo held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer and a director of Agnico Eagle from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998. Mr. Garofalo was named "Mining Person of the Year" by The Northern Miner in 2012 and Canada’s "Chief Financial Officer of the Year" by Financial Executives International Canada in 2009. Mr. Garofalo holds a Bachelor of Commerce from the University of Toronto and is a Fellow of the Chartered Professional Accountants in British Columbia, Canada and a Certified Director of the Institute of Corporate Directors. He also serves as a volunteer on the boards of directors of the Vancouver Board of Trade and the Vancouver Symphony Orchestra.

Andrew Gubbels, Chief Financial Officer

Mr. Gubbels has been our Chief Financial Officer since January 1, 2023. Mr. Gubbels was a founding executive of Aris Gold, where he held the position of Senior Vice President, Corporate Development. Prior to Aris Gold, Mr. Gubbels was in charge of Investment Management in the Americas for Eurasian Resources Group and previously was Head of Americas Metals & Mining at UBS Investment Bank and an executive in the Mergers & Acquisitions department at CIBC World Markets. Mr. Gubbels has had extensive involvement in the management of corporate finance functions, capital markets and investor relations programs, sustainability reporting strategies, and the execution of mergers and acquisitions, divestitures, general commercial transactions and corporate development initiatives. Mr. Gubbels graduated from Queen's University with an Honours Bachelor of Commerce and the University of Toronto with a Master of Finance. He also serves as a volunteer on the board of directors of the Vancouver Symphony Orchestra.

John W. Griffith, Chief Development Officer

Mr. Griffith has been our Chief Development Officer since September 2020. Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America, where he worked from 2006 to May 2020. He brings nearly 30 years of financial services sector experience spanning three continents, including 26 years of global investment banking expertise. He has advised senior management and executive board members in M&A, capital markets, investor relations, risk management and general advisory in the global mining industry. Mr. Griffith’s global landmark transaction was representing Goldcorp Inc. in its merger with Newmont in 2019. Mr. Griffith holds a Bachelor of Commerce from the University of Cape Town.

Samuel Mah, Vice President, Evaluations

Mr. Mah has over 27 years of experience in the mining industry comprised of a unique blend of senior and junior producers including working for SSR Mining, Great Panther Mining, Goldcorp and Placer Dome (now Barrick Gold) and mine consulting firms: AMEC Americas and SRK Consulting, and the first metal streaming company, Silver Wheaton Corp. ("Silver Wheaton") (now Wheaton Precious Metals Corp.). He has been our Vice-President, Evaluations since July 2021. He also serves as Director, Engineering Studies for GoldMining since July 2021. Prior thereto, he served as Director, Mining Planning of SSR Mining from 2019 to July 2021, Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019, Senior Director, Project Evaluations of Silver Wheaton from 2012 to 2016 and Director, Engineering of Silver Wheaton from 2008 to 2012. Over the past decade, Mr. Mah has leveraged his experience gained from conducting technical appraisal and due diligence reviews for over 600 projects and mines across 43 countries to improve his track record of M&A success. Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

Directors

Warren Gilman

Mr. Gilman has served as our director since August 12, 2020 and serves as our independent lead director. Mr. Gilman is the Founder, Chairman and Chief Executive Officer of TSX Venture Exchange listed QRC, a leading financier to the global resource sector. From 2011 to 2019, Mr. Gilman was the Chairman and Chief Executive Officer of CEF, a global mining investment company owned 50% by the Canadian Imperial Bank of Commerce ("CIBC") and 50% by CK Hutchison Holdings Ltd., the Hong Kong listed flagship company of Mr. Li Ka-shing. Prior to joining CEF, Mr. Gilman was the Vice Chairman of CIBC World Markets Inc., the investment banking subsidiary of CIBC. He was previously the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC’s activities across Asia. Mr. Gilman, a mining engineer, also co-founded CIBC’s Global Mining Group. During his 26 years with CIBC, he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. Mr. Gilman has also acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda Inc., Falconbridge Ltd., Sumitomo Corporation, China Minmetals Corporation, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history. He obtained a Bachelor of Science in mining engineering from Queen’s University and an MBA from the Ivey Business School at Western University. Mr. Gilman is Chairman of the International Advisory Board of Western University and a member of the Dean’s Advisory board of Laurentian University.

Ken Robertson

Mr. Robertson has served as our director since November 20, 2020. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP ("EY") from 1979 to 2015. During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant. Mr. Robertson serves as a director of Mountain Province Diamonds, a public company listed on the Toronto Stock Exchange since June 2020 and as a director of Silvercorp, a public company listed on the Toronto Stock Exchange and NYSE American since September 2022. Mr. Robertson served as a director of Avcorp from June 2017 to November 2022. Mr. Robertson is a Chartered Professional Accountant, holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Alan Hair

Mr. Hair has served as our director since November 20, 2020. Mr. Hair is a mineral engineer and senior executive with nearly forty years of international experience in the mining and metals industry. Mr. Hair is the former President and Chief Executive Officer of Hudbay, a public company he joined in 1996 as a Senior Operations Manager and at which he served in a series of progressively senior roles culminating in the position of President and Chief Executive Officer from 2016 to July 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair served as a director of Bear Creek Mining Corporation, a public company listed on the TSX Venture Exchange since September 2019. Mr. Hair holds a Bachelor of Science degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

Glenn Mullan

Mr. Mullan has served as our director since November 5, 2021. Mr. Mullan is a geologist with over 40 years of mining and mineral exploration experience. Mr. Mullan serves as the President, Chief Executive Officer, Chairman and a director of Val-d’Or Mining, as the President, Chief Executive Officer and a director of Cleghorn Minerals Ltd., as Executive Chairman and a director of International Prospect Ventures Ltd., and as a director of Azimut Exploration, all junior natural resource issuers listed on the TSX Venture Exchange. Mr. Mullan previously served as the President, Chief Executive Officer and Chairman of Golden Valley from August 2000 to November 2021, when it was acquired by Gold Royalty. Mr. Mullan is also a past President of PDAC. Mr. Mullan received a Bachelor of Science in Geology from Concordia University in Montréal, Québec, in May 1992 and a P.Geol. designation from the Order des géologues du Québec in September 2002. Mr. Mullan holds the ICD.D designation from the Institute of Corporate Directors.

Karri Howlett

Ms. Howlett has served as our director since February 15, 2022. Ms. Howlett has been the principal of Karri Howlett Consulting, which provides environmental, social and governance and business consulting services to businesses, since 2006. She is also on the Board of Governors of the University of Regina and the Board of Directors of Nexgen Energy Ltd. and March Consulting Associates Inc. From 2013 to 2021 she served as a director of SaskPower, where she chaired its Safety, Environment and Corporate Responsibility Committee and led the development and implementation of net zero carbon emissions strategies. She was also previously the President and a director of RESPEC Consulting Inc., a geoscience and engineering consulting company based in Saskatoon, Saskatchewan and a director of the Saskatchewan Trade and Export Partnership. Ms. Howlett holds a B. Comm. (Hon.) in finance from the University of Saskatchewan, is a Chartered Financial Analyst and holds the Chartered Director designation.

Angela Johnson

Ms. Johnson has served as our director since March 28, 2023. Ms. Johnson is a diversified mining and exploration professional with over 12 years of experience holding numerous technical, operational, and corporate level leadership roles for junior and intermediate producers across North and South America. Ms. Johnson has been the VP Corporate Development & Sustainability at Faraday Copper Corp., a company listed on the Toronto Stock Exchange and OTCQX Exchange, since April 2022. From December 2020 to March 2022, Ms. Johnson was the Corporate Development Manager at Silvercorp, a company listed on the Toronto Stock Exchange and NYSE American, where she led the assessment and evaluation of international precious and base metal projects for potential acquisition or strategic investment. Prior to that, she held the role of Exploration Manager at Calibre, a company listed on the TSX, from 2019 to 2020, where she led the operational exploration teams and managed near mine drilling activities at the company’s operations in Nicaragua. Ms. Johnson was a Geologist from 2012 to 2015, Project Geologist from 2015 to 2018 and Sustainability Coordinator in 2019 of SSR Mining, a company listed on the Toronto Stock Exchange and NASDAQ, where she co-developed the company’s inaugural Sustainability Report and specialized in launching or advancing numerous exploration efforts at projects in the U.S., Canada, Mexico and Argentina, with a focus on building local teams, and community and stakeholder engagement. Ms. Johnson holds a B.Sc. in Geology from the University of Alberta, an M.Sc. in Geology/Geochemistry from the University of Victoria, an MBA in Financial Services from Dalhousie University, and is a registered member of the Association of Engineers and Geoscientists of British Columbia.

B. Compensation

For the year ended December 31, 2023, the aggregate compensation to all individuals who were our directors and management in all capacities as a group was $4,676,963, which includes salaries, directors' fees, equity awards and other compensation.

Management Compensation

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to each NEO, in any capacity, for the financial year ended September 30, 2022, the three month transition period ended December 31, 2022 ("2022T") and the financial year ended December 31, 2023.

An "Named Executive Officer" or "NEO" includes the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and our other executive officers, including our subsidiaries, whose individual total compensation for the most recently completed financial year exceeded C$150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our executive officer or as an executive officer to any of our subsidiaries at the end of the most recently completed financial year.

					Non-equity Incentive Plan Compensation
Named Executive Officer	Year(1)	Salary(2)	Share-based Awards(3)	Option-based Awards(4)	Annual Incentive Plans(5)	Long-term Incentive Plans	All Other Compensation	Total Compensation
		($)	($)	($)	($)	($)	($)	($)
David Garofalo(6) Chairman, Chief Executive Officer and President	2023	479,794	538,403	—	—	—	—	1,018,197
	2022T	82,644	255,185	285,666	—	—	—	623,495
	2022	331,929	124,690	123,740	170,832	—	—	751,191
	2021	179,555	182,541	617,520	212,895			1,192,511
Andrew Gubbels(7) Chief Financial Officer	2023	252,816	238,652	—	—	—	—	491,468
	2022T	11,753	103,824	116,344	—	—	—	231,921
	2022	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—
Josephine Man(8) Former Chief Financial Officer	2023	21,788	987	—	—	—	—	22,775
	2022T	53,260	107,671	120,499	—	—	—	281,430
	2022	187,398	68,871	68,352	73,395	—	—	398,016
	2021	65,825	—	185,256	74,513			325,594
John Griffith(9) Chief Development Officer	2023	260,179	246,570	—	—	—	—	506,749
	2022T	53,260	118,797	132,964	—	—	—	305,021
	2022	209,397	68,871	68,352	110,092	—	—	456,712
	2021	143,685	—	283,030	141,930	—	—	568,645
Samuel Mah(10) Vice President, Evaluations	2023	209,439	215,767	—	—	—	—	425,206
	2022T	51,423	103,957	116,344	—	—	—	271,724
	2022	203,555	66,496	65,995	70,864	—	—	406,910
	2021	39,711	—	126,917	47,310	—	—	213,938

Notes:

(1)
Due to the Company's change in financial year end, information is presented for the most recently completed financial year ended December 31, 2023, the old financial year ended September 30, 2022 and the transition period from October 1, 2022 to December 31, 2022 (indicated in the table by "2022T").
(2)
Pursuant to their respective employment agreements, salary paid to Mr. Garofalo, Mr. Gubbels, Ms. Man, Mr. Griffith and Mr. Mah are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.8296 per Canadian dollar, being the weighted average exchange rate for the applicable period. Effective January 1, 2023, Mr. Garofalo’s salary was set at C$550,000 per year, Mr. Gubbels' salary was set at C$280,000 per year, Mr. Griffith’s salary was set at C$320,000 per year and Mr. Mah’s salary was set at C$280,000 per year.
(3)
These amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $4.93, $4.12, $2.25, $2.45, $2.81, $2.27, $2.18, $2.43, $1.77 and $1.53 of shares on the NYSE American on the date of grant on January 4, 2022, March 31, 2022, June 30, 2022, September 30, 2022, December 5, 2022, December 30, 2022, March 29, 2023, April 13, 2023, June 30, 2023 and December 19, 2023, respectively. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(4)
These amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on January 4, 2022: exercise price: $4.93; expected risk free interest rate: 1.00%; expected annual volatility: 47%; expected life in years: 2.88; expected annual dividend yield: 0%; and Black-Scholes value: $1.57. The following assumptions were used to value the Options granted on December 5, 2022: exercise price: $2.59; expected risk free interest rate: 4.13%; expected annual volatility: 47%; expected life in years: 2.87; expected annual dividend yield: 1.54%; and Black-Scholes value: $0.92. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.
(5)
Amounts in this column are paid as annual cash bonuses in respect of the financial year noted and were paid pursuant to our STIP. See " – Short-Term Incentive Program" below for further information. The payments for the financial year ended September 30, 2022 were made on November 28, 2022 of the following financial year. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7231 for the financial year ended September 30, 2022, being the exchange rate as of September 30, 2022.
(6)
Mr. Garofalo was appointed as Chairman, Chief Executive Officer and President effective August 1, 2020.
(7)
Mr. Gubbels was appointed as Chief Financial Officer effective on January 1, 2023.
(8)
Ms. Man was appointed as Chief Financial Officer effective July 31, 2020 and ceased to be the Chief Financial Officer effective December 31, 2022.
(9)
Mr. Griffith was appointed as Chief Development Officer effective September 8, 2020.
(10)
Mr. Mah was appointed as Vice President, Evaluations effective July 1, 2021.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and Share-based Awards outstanding as of the financial year ended December 31, 2023.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
David Garofalo Chairman, Chief Executive Officer and President	600,000	5.00	March 7, 2026	—	—	—	—
	78,815	4.93	January 4, 2027	—	—	—	—
	310,756	2.59	December 5, 2027	—	—	—	—
	—	—	—	—	428,766	630,286	—
Andrew Gubbels(6) Chief Financial Officer	126,562	2.59	December 5, 2027	—	—	—	—
	—	—	—	—	180,382	265,162	—
Josephine Man(7) Former Chief Financial Officer	180,000	5.00	March 7, 2026	—	—	—	—
	43,536	4.93	January 4, 2027	—	—	—	—
	131,082	2.59	December 5, 2027	—	—	—	—
	—	—	—	—	35,282	51,865	—
John Griffith Chief Development Officer	275,000	5.00	March 7, 2026	—	—	—	—
	43,536	4.93	January 4, 2027	—	—	—	—
	144,642	2.59	December 5, 2027	—	—	—	—
	—	—	—	—	198,409	291,661	—
Samuel Mah Vice President, Evaluations	100,000	4.85	August 25, 2026	—	—	—	—
	42,035	4.93	January 4, 2027	—	—	—	—
	126,562	2.59	December 5, 2027	—	—	—	—
	—	—	—	—	174,467	256,466	—

Notes:

(1)
Options expiring on March 7, 2026 were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on August 25, 2026 were granted on August 25, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on January 4, 2027 were granted on January 4, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 5, 2027 were granted on December 5, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2023, 911,882 Options held by Mr. Garofalo have vested, 94,922 Options held by Mr. Gubbels have vested, 321,848 Options held by Ms. Man have vested, 427,018 Options held by Mr. Griffith have vested, and 236,957 Options held by Mr. Mah have vested.
(2)
The Share-based Awards consist of RSUs. One-third of RSUs granted on January 4, 2022 will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 5, 2022 will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 19, 2022 will vest on each of the first, second and third anniversaries of the date of grant.
(3)
Each Option entitles the holder to one common share upon exercise.
(4)
The value shown is based on the closing price of our common shares on December 31, 2023, being $1.47 per share.
(5)
Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(6)
Mr. Gubbels was appointed as Chief Financial Officer effective January 1, 2023.
(7)
Ms. Man served as Chief Financial Officer from July 31, 2020 until December 31, 2022.

Incentive Plan Awards - Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based Awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based Awards by a NEO.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
David Garofalo Chairman, Chief Executive Officer and President	—	68,876	—
Andrew Gubbels(2) Chief Financial Officer	—	19,424	—
Josephine Man(3) Former Chief Financial Officer	—	31,816	—
John Griffith Chief Development Officer	—	33,897	—
Samuel Mah Vice President, Evaluations	—	30,718	—

Notes:

(1)
As of December 31, 2023, 600,000, 180,000 and 275,000 Options at an exercise of $5.00 per share held by Mr. Garofalo, Ms. Man and Mr. Griffith have vested, respectively; 78,815, 43,536, and 43,536 Options at an exercise of $4.93 per share held by Mr. Garofalo, Ms. Man and Mr. Griffith have vested, respectively; 233,067, 94,922, 98,312, and 108,482 Options at an exercise of $2.59 per share held by Mr. Garofalo, Mr. Gubbels, Ms. Man and Mr. Griffith have vested, respectively; and 100,000, 42,035 and 94,922 Options at an exercise price of $4.85, $4.93 and $2.59 per share held by Mr. Mah have vested, respectively. All such vested Options were out-of-the-money.
(2)
Mr. Gubbels was appointed as Chief Financial Officer effective January 1, 2023.
(3)
Ms. Man served as Chief Financial Officer from July 31, 2020 until December 31, 2022.

Director Compensation

The following table sets forth information relating to compensation paid to the directors during the financial year ended December 31, 2023.

Name(1)	Fees Earned ($)(2)	Share-based Awards ($)(3)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Warren Gilman(4)	59,312	102,013	—	—	—	161,325
Ken Robertson(5)	41,062	87,423	—	—	—	128,485
Alan Hair(6)	37,329	87,423	—	—	—	124,752
Glenn Mullan(7)	97,417	87,423	—	—	—	184,840
Karri Howlett(8)	37,329	87,442	—	—	—	124,771
Angela Johnson(9)	22,488	197,654	—	—	—	220,142
Amir Adnani(10)	37,030	101,022	—	—	—	138,052

Notes:

(1)
Compensation paid to Mr. Garofalo is disclosed above in the "Summary Compensation Table" and is not reported in this "Director Compensation" table.
(2)
Directors’ fees are paid in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7447 per Canadian dollar, being the weighted average exchange rate for the applicable period.
(3)
For fiscal 2023, these amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $2.18, $2.43, $1.77 and $1.53 of shares on the NYSE American on the date of grant on March 29, 2023, April 13, 2023, June 30, 2023 and December 19, 2023, respectively. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(4)
Mr. Gilman was appointed as a director of the Company on August 12, 2020.
(5)
Mr. Robertson was appointed as a director of the Company on November 20, 2020.
(6)
Mr. Hair was appointed as a director of the Company on November 20, 2020.
(7)
Mr. Mullan was appointed as a director of the Company on November 5, 2021.
(8)
Ms. Howlett was appointed as a director of the Company on February 14, 2022.
(9)
Ms. Johnson was appointed as a director of the Company on March 28, 2023.
(10)
Mr. Adnani ceased to be a director on March 28, 2023.

Mr. Hair, Mr. Robertson, Mr. Gilman, Ms. Howlett and Ms. Johnson serve as independent directors for the financial year ended December 31, 2023.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based and Share-based Awards outstanding as of the financial year ended December 31, 2023.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Warren Gilman Lead Director	250,000	5.00	March 7, 2026	—	—	—	—
	25,020	4.93	January 4, 2027	—	—	—	—
	—	—	—	—	102,559	150,762	—
Amir Adnani(6) Former Director	500,000	5.00	March 7, 2026	—	—	—	—
	17,514	4.93	January 4, 2027	—	—	—	—
	1,229,464	2.59	December 5, 2027	—	—	—	—
	—	—	—	—	69,795	102,599	—
Ken Robertson Director	100,000	5.00	March 7, 2026	—	—	—	—
	17,514	4.93	January 4, 2027	—	—	—	—
	—	—	—	—	87,049	127,962	—
Alan Hair Director	100,000	5.00	March 7, 2026	—	—	—	—
	17,514	4.93	January 4, 2027	—	—	—	—
	—	—	—	—	87,049	127,962	—
Glenn Mullan Director	17,514	4.93	January 4, 2027	—	—	—	—
	—	—	—	—	87,049	127,962	—
Karri Howlett Director	17,514	3.06	May 19, 2027	—	—	—	—
	—	—	—	—	87,040	127,949	—
Angela Johnson(7) Director	—	—	—	—	107,558	158,110	—

Notes:

(1)
Options expiring on March 7, 2026, January 4, 2027, May 19, 2027 and December 5, 2027 were granted on March 7, 2021, January 4, 2022, May 19, 2022 and December 5, 2022, respectively. These Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2023, 275,020 Options held by Mr. Gilman have vested, 1,439,612 Options held by Mr. Adnani have vested, 117,514 Options held by Mr. Robertson have vested, 117,514 Options held by Mr. Hair have vested, 17,514 Options held by Mr. Mullan have vested, and 17,514 Options held by Ms. Howlett have vested.
(2)
The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(3)
Each Option entitles the holder to one common share upon exercise.
(4)
The value shown is based on the closing price of our common shares on December 31, 2023, being $1.47 per share.
(5)
Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(6)
Mr. Adnani ceased to be a director on March 28, 2023.
(7)
Ms. Johnson was appointed as a director on March 28, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a director during the last fiscal year.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Warren Gilman Lead Director	—	31,001	—
Amir Adnani(3) Former Director	—	4,704	—
Ken Robertson Director	—	25,516	—
Alan Hair Director	—	25,516	—
Glenn Mullan Director	—	25,516	—
Karri Howlett Director	—	24,768	—
Angela Johnson(4) Director	—	—	—

Notes:

(1)
As at of December 31, 2023, 250,000, 500,000, 100,000 and 100,000 Options at an exercise of $5.00 per share held by Mr. Gilman, Mr. Adnani, Mr. Robertson and Mr. Hair have vested, respectively; 25,020, 17,514, 17,514, 17,514 and 17,514 Options at an exercise price of $4.93 per share held by Mr. Gilman, Mr. Adnani, Mr. Robertson, Mr. Hair and Mr. Mullan have vested, respectively; 17,514 Options at an exercise price of $3.06 per share held by Ms. Howlett have vested; and 922,098 Options at an exercise price of $2.59 per share held by Mr. Adnani have vested. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option from the market price of our common shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of our shares on the NYSE American on the vesting date for Options vesting post-IPO).
(2)
The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(3)
Mr. Adnani ceased to be a director on March 28, 2023.
(4)
Ms. Johnson was appointed as a director on March 28, 2023.

Summary of Options Granted to Directors and Management

No stock options were granted to directors or officers during the fiscal year ended December 31, 2023.

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

STIP targets are expressed as a percentage of base salary, with actual payouts based on a performance multiplier dependent on corporate performance. The Compensation Committee has established target awards for each of the executive officers based on a percentage of their base salaries (each, a "Target Award"). The performance multiplier achieved can range between 0% and 150% of target. The Compensation Committee considers the breadth, scope and complexity of each executive officer’s role, internal equity and whether the executive officer’s incentive compensation is competitive relative to similarly situated executives in our Peer Group to determine Target Awards.

Our board, upon recommendation from the Compensation Committee, adopts a performance scorecard that sets out key performance criteria to guide and motivate executives to execute on our business strategy. At the end of the year, the Compensation Committee assesses actual performance against each criterion, and recommends to our board an aggregate corporate performance score between 0% to 150% of target. Our board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated performance score, as appropriate, to better reflect performance.

The performance criteria are selected to align with our strategic direction, and are based on six key performance categories critical to Gold Royalty’s success in delivering shareholder value, which are assessed against specific and measurable key performance indicators.

The Compensation Committee selected key performance indicators within a balanced scorecard and, subsequent to the financial year ended December 31, 2023, evaluated corporate performance achieved against the scorecard. Upon this review, the Compensation Committee and Board determined to award each of the executive officers a payout equivalent to 55% of their Target Award.. On the recommendation of the Compensation Committee, the board of directors determined to settle the STIP awards for 2023 for executives by issuing to them RSUs at a 30% premium to the then applicable market price of our common shares.

Long-Term Incentive Plan ("LTIP")

The maximum number of common shares that may be reserved for issuance under the LTIP is 10% of the number of issued and outstanding common shares on a non-diluted basis from time to time. The LTIP is available to our directors, key employees, including officers, and consultants, as determined by our board of directors and the Compensation Committee.

Our board of directors adopted the LTIP on March 7, 2021 (the "Effective Date"), which allows for a variety of equity based awards that provides different types of incentives to be granted to certain of our and our subsidiaries’ officers, directors, employees and consultants (in the case of Options, performance share units ("PSUs") and RSUs) and to Non-Employee Directors (as defined in the LTIP) (in the case of deferred share units ("DSUs")). Options, PSUs, RSUs and DSUs are collectively referred to herein as "Awards". The following discussion is qualified in its entirety by the text of the LTIP. The aggregate number of common shares issuable under the LTIP in respect of awards will not exceed 10% of the aggregate number of common shares issued and outstanding from time to time.

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

For the purposes of calculating the maximum number of common shares reserved for issuance under the LTIP, any issuance from treasury that is issued in reliance upon an exemption under applicable stock exchange rules applicable to share compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Gold Royalty shall not be included. All of the common shares covered by the exercised, cancelled or terminated Awards will automatically become available common shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an "evergreen" plan.

The aggregate equity value of DSUs that are eligible to be settled in common shares granted to a Non-Employee Director, within a one-year period, pursuant to all of our other security-based compensation arrangements shall not exceed $150,000.

An Option entitles the participant to acquire common shares from treasury and shall be exercisable during a period established by our board of directors which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the board may determine. The minimum exercise price of an Option will not be less than the closing price of the common shares on the applicable stock exchange on the last trading day before the date such Option is granted. The LTIP provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted "cashless exercise" or a "net exercise" subject to the procedures set out in the LTIP, including the consent of our board of directors, where required. If a participant elects to exercise Options under the "net exercise" procedures, the participant can elect to receive cash or a number of common shares equal to (a) the number of common shares underlying Options multiplied by (b) the market value of the common shares at such date less the exercise price of such Options, (c) divided by the market value of the common shares at such date, subject to acceptance by our board of directors and provided that satisfactory arrangements have been made to pay any applicable withholding taxes.

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

RSUs, PSUs and DSUs are substantially like "phantom" shares, the implied value of which will rise and fall in value based on the fair market value of the common shares and are redeemable, at the discretion of Gold Royalty, for cash, common shares from treasury or a combination of common shares from treasury and cash. The fair market value of the common shares, on a particular date, is determined based on the closing price for the common shares on the applicable stock exchange for the trading day on which the common shares traded immediately preceding such date. The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement.

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

Pursuant to the LTIP, when dividends (other than stock dividends) are paid on common shares, participants will receive additional DSUs, RSUs and/or PSUs ("Dividend Share Units"), as applicable, as of the dividend payment date. The number of Dividend Share Units to be granted to a participant will be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the participant on the relevant record date by the amount of the dividend paid by Gold Royalty on each common share, and dividing the result by the market value (as defined in the LTIP) on the dividend payment date. Any Dividend Share Units granted to a participant will be subject to the same vesting conditions and settlement terms as applicable to the related DSUs, RSUs and/or PSUs in accordance with the applicable award agreement.

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

•
any amendment to the vesting provisions of the LTIP and any Award granted under the LTIP;
•
any amendment regarding the provisions governing the effect of termination of a participant’s employment, contract or office;
•
any amendment which accelerates the date on which any Award may be exercised under the LTIP;

•
any amendment necessary to comply with applicable law or the requirements of the applicable stock exchange upon which we have applied to list our shares or any other regulatory body;
•
any amendment of a "housekeeping" nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP; or
•
any amendment regarding the administration of the LTIP,

provided that the alteration, amendment or variance does not:

•
increase the maximum number of common shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;
•
reduce the exercise price of Awards including cancellation and reissuance of an Award, except in the case of an adjustment pursuant to a change in capitalization;
•
extend the expiration date of an Award, except in the case of an extension due to black-out period;
•
remove or exceed the insider participation limits;
•
remove or exceed the Non-Employee Director participation limits;
•
amend the transfer provisions of the Awards; or
•
amend the amendment provisions of the LTIP.

As of the date hereof, the maximum number of common shares available for grant under the LTIP is 14,588,771, of which 9,872,475 are subject to existing Awards.

The above summary is qualified in its entirety by the full text of the LTIP, a copy of which is available on under our profile on SEDAR+ at www.sedarplus.ca and on our website at www.goldroyalty.com.

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

Our board of directors facilitates its exercise of independent supervision over management by ensuring that at least 50% of its members are "impartial". Directors are considered to be impartial if they have no direct or indirect material relationship with our Company which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Our board of directors is currently comprised of seven directors, of whom five are independent. Each of Warren Gilman, Alan Hair, Ken Robertson, Angela Johnson and Karri Howlett are considered "independent" as provided by NI 52-110 and the NYSE American corporate governance standards (the "NYSE American Governance Rules"). David Garofalo and Glenn Mullan are not considered "independent".

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

Committees of our Board of Directors

Our board of directors has the following four standing committees, the members of which are set out under "Item 6C. Directors, Senior Management and Employees -Board Practices":

•
the Audit Committee;
•
the Compensation Committee;
•
the Nominating and Corporate Governance Committee; and
•
the ESG Committee.

Each of the Audit, Compensation and Nominating and Corporate Governance committees are comprised entirely of independent directors and the ESG Committee is comprise of majority independent directors. Each of the committees report directly to our board of directors. From time to time, when appropriate, ad hoc committees of our board of directors may be appointed by our board of directors.

Audit Committee

The purpose of the Audit Committee is to provide independent and objective oversight of our financial management and of the design and implementation of an effective system of internal financial controls. The Audit Committee assists our board of directors with its oversight of, among other things: (i) the integrity of our financial statements and those of our subsidiaries; (ii) communication between our board of directors and the external auditor; and (iii) the qualifications and independence of our auditors. The Audit Committee is comprised of Mr. Gilman, Mr. Robertson and Mr. Hair. Each of Mr. Robertson, Mr. Gilman and Mr. Hair are considered independent pursuant to NI 52-110 and the NYSE American Governance Rules. Mr. Robertson is the Chair of the Audit Committee.

Our board of directors has adopted a written charter that sets forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110.

The responsibilities of the Audit Committee include:

•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•
reviewing with the independent auditors any audit problems or difficulties and management’s response;
•
discussing the annual audited financial statements with management and the independent auditors;
•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•
reviewing and approving all proposed related party transactions;
•
annually reviewing and reassessing the adequacy of our audit committee charter;
•
meeting separately and periodically with management and the independent auditors; and
•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of our board of directors is responsible for making recommendations to our board of directors board in respect of filling of board vacancies and as to director nominees. On an annual basis, our board of directors reviews its strategies to determine the composition of the board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives. The Nominating and Corporate Governance Committee is comprised of Mr. Hair, Mr. Gilman, Ms. Howlett and Ms. Johnson. Each of Mr. Hair, Mr. Gilman, Ms. Howlett and Ms. Johnson are considered independent pursuant to NI 52-110 and the NYSE American Governance Rules. Mr. Hair is the Chair of the Nominating and Corporate Governance Committee.

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

•
develops and recommends to our board of directors a set of corporate governance policies and practices, and annually assesses such governance policies and practices;
•
oversees the evaluation of our board of directors, its committees, and the contribution of individual directors;
•
reviews and approves of all material corporate governance disclosure;
•
ensures appropriate processes are established by our board of directors to oversee strategic direction and development, and to oversee our investor relations and public relations activities;
•
manages succession planning for management and the board;
•
establishes procedures for board meetings to ensure that the board functions independently and effectively;
•
reviews and resolves reports of violations of our Code of Conduct and Ethics;
•
identifies and recommends individuals to the board for nomination as members of our board of directors and its committees; and
•
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

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised of Mr. Gilman, Mr. Robertson and Ms. Howlett. Each of the members of the Compensation Committee is considered independent pursuant to NI 52-110 and the NYSE American Governance Rules. Mr. Gilman is the Chair of the Compensation Committee. We are a "foreign private issuer" under the Exchange Act and are permitted pursuant to the NYSE American Governance Rules to follow our home country practice in respect of the composition of our Compensation Committee.

Among other things, the Compensation Committee:

•
keeps abreast of current developments in board and executive compensation in companies engaged in similar industries;
•
recommends to our board of directors the remuneration to be paid by us to the board;
•
oversees the activities of management responsible for administering our incentive compensation plans and equity-based plans;
•
determines and establishes with our board of directors and the Chief Executive Officer a broad compensation and benefits structure for our employees;
•
oversees the identification, consideration and management of risks associated with our compensation philosophy and programs;

•
evaluates the Chief Executive Officer’s performance, and sets the Chief Executive Officer’s compensation level based on such evaluation;
•
makes recommendations to our board of directors with respect to the compensation for senior executive officers other than the Chief Executive Officer; and
•
determines our recruitment, retention and termination policies for the Chief Executive Officer.

A copy of the Compensation Committee charter is available at www.goldroyalty.com.

Other Committees of the Board of Directors

Other than the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our board of directors has a standing ESG Committee.

ESG Committee

The ESG Committee is appointed by our board of directors to, among other things, discharge the board’s responsibilities relating to overseeing our processes as they relate to, and reviewing and making recommendations in respect of, health, safety, environmental, social, sustainability, climate-related matters, governance and other human capital matters (collectively, "ESG Matters").

The ESG Committee is comprised of Ms. Howlett, Mr. Mullan, Mr. Hair and Ms. Johnson. Each of Ms. Howlett, Mr. Hair and Ms. Johnson are considered independent pursuant to NI 52-110 and the NYSE American Governance Rules. As noted above, Mr. Mullan is not considered independent. Ms. Howlett is the Chair of the ESG Committee.

Among other things, the ESG Committee:

•
reviewing with our senior management team our goals in respect of ESG Matters with a view to protect our interests;
•
approving and reviewing our ESG policy toward achievement of our goals relating to ESG Matters;
•
monitoring performance of our activities relating to ESG Matters in achieving such goals;
•
ensuring that management demonstrates and communicates its commitment to ESG Matters to our stakeholders, and as necessary and appropriate, engage with stakeholders in respect of ESG Matters, including companies in which it has an interest or which operates properties underlying our assets, and our employees, by fostering a culture of respect and accountability regarding such matters;
•
receiving and discussing with management regular environmental and sustainable development reports, including those that are received from operating companies, and those that relate to annual audits of operating companies with a view to ensure the protection of our interests; and
•
reviewing our report on ESG Matters, if any.

A copy of the ESG Committee charter is available on our website at www.goldroyalty.com.

D. Employees

As of December 31, 2023, we had 12 full time employees in Canada and 3 part time employees in Canada. We may from time to time rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

E. Share Ownership

Information regarding the ownership of our common shares by our directors and executive officers is set forth in "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

F. Disclosure of registrant's action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table indicates information as of March 27, 2024, regarding the beneficial ownership of our common shares for:

•
each person who is known by us to beneficially own 5% or more of our common shares;
•
each executive officer;
•
each of our directors; and
•
all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of March 27, 2024. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address for our directors and executive officers is c/o Gold Royalty Corp., 1188 W. Georgia Street, Suite 1830, Vancouver, BC V6E 4A2.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Outstanding(2)
Executive Officers and Directors:
David Garofalo	1,471,577	(3)	1.01%
John W. Griffith	588,355	(4)	*
Samuel Mah	310,163	(5)	*
Warren Gilman	975,057	(6)	*
Ken Robertson	146,655	(7)	*
Alan Hair	204,655	(8)	*
Glenn Mullan	3,657,439	(9)	2.51%
Karri Howlett	44,748	(10)	*
Angela Johnson	7,300	(11)	*
Andrew Gubbels	181,263	(12)	*
Alastair Still	240,118	(13)	*

All Executive Officers and Directors as a Group (eleven persons)	7,827,330		5.37%
5% Shareholders
GoldMining Inc.	21,533,125	(14)	14.76%
Queens Road Capital Investment Ltd.	16,430,855	(15)	11.26%
Nevada Gold Mines LLC	9,393,681	(16)	6.44%
Jimmy S.H. Lee	7,425,545	(17)	5.09%

* Less than one percent

Notes:

(1)
Unless otherwise indicated, each executive officer and shareholder listed herein is both the record holder and beneficial owner of the shares listed opposite his, her or its name herein.
(2)
On the basis of 145,887,717 common shares outstanding as of March 27, 2024.
(3)
Consists of 472,006 common shares and options to purchase 989,571 common shares. Does not include 420,171 unvested RSUs.
(4)
Consists of 95,177 common shares and options to purchase 463,178 common shares. Does not include 193,660 unvested RSUs.
(5)
Consists of 41,566 common shares and options to purchase 268,597 common shares. Does not include 169,888 unvested RSUs.
(6)
Consists of 1,064,546 common shares and options to purchase 1,746,978 common shares. Does not include 21,533,125 common shares held by GoldMining, of which Mr. Adnani is Chairman and a director. Does not include 67,885 unvested RSUs.
(7)
Consists of 29,141 common shares and options to purchase 117,514 common shares. Does not include 85,138 unvested RSUs.
(8)
Consists of 87,141 common shares and options to purchase 117,514 common shares. Does not include 85,138 unvested RSUs.
(9)
Consists of 2,693,520 common shares and options to purchase 963,919 common shares. Does not include 85,138 unvested RSUs.
(10)
Consists of 27,234 common shares and options to purchase 17,514 common shares. Does not include 87,040 unvested RSUs.
(11)
Consists of 7,300 common shares. Does not include 107,558 unvested RSUs.
(12)
Consists of 54,701 common shares and options to purchase 126,562 common shares. Does not include 180,382 unvested RSUs.
(13)
Consists of 33,919 common shares and options to purchase 206,199. Does not include 90,033 unvested RSUs.
(14)
Based on a Form 13G filed by GoldMining on February 5, 2024.
(15)
Based on Form 13G filed by QRC dated January 24, 2024, and consists of 641,381 common shares beneficially owned and an additional 15,789,474 common shares that the reporting person has a right to acquire upon conversion of Debentures held by them.

(16)
Based on a Form 13G filed jointly by and among ABX Financeco Inc., Barrick Gold Corporation, Barrick Gold Exploration Inc., Barrick Gold Finance Inc., Barrick Gold U.S. Inc., Barrick Goldstrike Mines Inc., Barrick Nevada Holding LLC, Barrick North America Holding Corporation, Barrick Turquoise Ridge Inc. and Nevada Gold Mines LLC, dated October 4, 2022.
(17)
Based on a Form 13G filed by Jimmy S.H. Lee dated November 15, 2021.

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

GoldMining’s percentage ownership has been reduced in the three years ended December 31, 2023 primarily as a result of dilution from shares issued by us to others under offerings and acquisitions. GoldMining’s ownership was reduced from approximately 87.6% prior to the completion of our IPO in 2021 to 14.76% as of March 27, 2024.

Nevada Gold Mines became a 5% or greater shareholder on September 27, 2022 upon the closing of a transaction pursuant to which Gold Royalty indirectly acquired a royalty portfolio from Nevada Gold Mines in consideration for the issuance of 9,393,681 common shares of Gold Royalty.

QRC has been included in the above table as a 5% or greater shareholder based on a Form 13G filed by it, disclosing total beneficial ownership of 16,430,855 common shares, which includes the rights under the Debentures held by it to acquire 15,789,474 of such shares. The Debentures were acquired by QRC upon the closing of the Private Placement in December 2023.

Record Holders

As of March 27, 2024, 145,887,717 of our common shares were issued and outstanding. To our knowledge, approximately 20.35% of our total outstanding common shares were held by 21 record holders in the United States.

Control by Another Corporation, Foreign Government or Other Persons

To the best of our knowledge, Gold Royalty is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

B. Related Party Transactions

See "Item 5. Operating and Financial Review and Prospects – Transactions with Related Parties".

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to our interests, would individually or in the aggregate have a material adverse effect on our business or financial condition.

Dividend Policy

On January 18, 2022, our board of directors approved the initiation of a quarterly dividend program. The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of our board of directors based on relevant factors, including, among others, our financial condition and capital allocation plans.

Our board of directors suspended dividends under our dividend program in connection with the completion of the Cozamin royalty acquisition on August 30, 2023 in order to focus capital on executing our strategic priority of growing cash flow and net asset value per share through accretive acquisitions. See "Item 5. – Operating and Financial Review and Prospects" for further information on our dividend policy and payments made in the financial year ended December 31, 2023.

B. Significant Changes

A discussion of significant changes since December 31, 2023, is provided under "Item 5. – Operating and Financial Review and Prospects" and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are listed on the NYSE American under the symbol "GROY".

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the NYSE American under the symbol "GROY". There can be no assurance that our common shares will remain listed on the NYSE American.

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

Since we are governed by the laws of Canada, some of the laws affecting our shareholders differ from those of the United States. See "Item 3. Key Information – D. Risk Factors - We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control".

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

Forum Selection

The bylaws include a forum selection provision that will provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and appellate Courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other of our employees; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the Articles or bylaws; or (iv) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection bylaw also provides that its securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the bylaws. To the fullest extent permitted by law, our forum selection provision will apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

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

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Company, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Company; and

(e) delegate to one or more directors, a committee of our directors or one or more of our officers as may be designated by the directors, all or any of the powers conferred by the foregoing to such extent and in such manner as the directors shall determine at the time of each such delegation.

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

Limitations on Rights of Non-Canadians

Our Company is incorporated pursuant to the laws of Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however, no such remittances are likely in the foreseeable future. See "Item 10. Additional Information – E. Taxation – Certain Canadian Federal Income Tax Considerations" below.

There is no limitation imposed by Canadian law or by our Articles or bylaws or other constituent documents of our Company on the right of a non-resident to hold or vote common shares of our Company. However, the Investment Canada Act (Canada) (the "Investment Act") has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a "non-Canadian" (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development Canada (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada.

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

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for "WTO-investors" that are controlled by persons who are nationals or permanent residents of World Trade Organization ("WTO") member nations, a proposed investment generally would be reviewable where the value of the acquired assets is C$5 million or more.

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

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2024, this amount is C$1.326 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is C$1.989 billion for 2024); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a cultural business is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security", the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

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

On December 15, 2023, we entered into a Trust Indenture with Odyssey Trust Company, providing for the Convertible Debentures. See "Item 5. Operating and Financial Review and Prospects" for further information.

D. Exchange Controls and Other Limitations Affecting Security Holders

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our common shares, other than withholding tax requirements, as discussed below under "Certain Canadian Federal Income Tax Information".

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

See "Item 10. Additional Information – B. Memorandum and Articles of Association" for further information above.

E. Taxation

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations under the Income Tax Act(Canada) and the Income Tax Regulations (collectively, the "Canadian Tax Act") generally applicable to the holding and disposing of our common shares(the "shares") by a beneficial owner of any such shares who, at all relevant times, for the purposes of the application of the Canadian Tax Act, (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a "derivative forward agreement", as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (a "Non-Canadian Holder"). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, referred to as the "Canada-U.S. Tax Treaty", publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, referred to as the "Proposed Amendments" and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of shares. Consequently, holders of shares should consult their own tax advisors for advice with respect to the tax consequences to them of holding and disposing of such shares, having regard to their particular circumstances.

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

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a share, unless the shares are "taxable Canadian property" to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the shares will not constitute "taxable Canadian property" to a Non-Canadian Holder at a particular time provided that the shares are listed at that time on a "designated stock exchange" (as defined in the Canadian Tax Act), unless at any particular time during the 60-month period that ends at that time:

•
at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and
•
more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as that term is defined in the Canadian Tax Act), (iii) "timber resource properties" (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, our common shares could be deemed to be taxable Canadian property to a Non-Canadian Holder. Non-Canadian Holders, whose shares may constitute taxable Canadian property, should consult their own tax advisors for advice having regard to their particular circumstances.

Even if a common share is taxable Canadian property to a Non-Canadian Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the share will not be included in computing the Non-Canadian Holder’s taxable income for purposes of the Canadian Tax Act, provided that the share constitutes "treaty-protected property" of such shareholder. Common shares owned by a holder that is resident in the United States generally will be treaty-protected property if the gain from the disposition of such share would, because of the Canada-U.S. Tax Treaty, be exempt from tax under the Canadian Tax Act. Non-Canadian Holders whose shares may constitute taxable Canadian property or treaty-protected property should consult their own tax advisors for advice having regard to their particular circumstances.

If a Non-Canadian Holder realizes a capital gain or capital loss from a disposition of a common share which constitutes taxable Canadian property and not treaty-protected property for purposes of the Canadian Tax Act, then the capital gain or capital loss is the amount, if any, by which the Non-Canadian Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the Non-Canadian Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Canadian Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Generally, one-half of a capital gain ("taxable capital gain") is included in income for Canadian tax purposes in the year of the disposition, and one-half of a capital loss (an "allowable capital loss") must be deducted from taxable capital gains realized by the Non-Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back three years or forward indefinitely and deducted against net taxable capital gains in those years, in the manner permitted under the Canadian Tax Act. Reporting and filing requirements will also arise. Such a Non-Canadian Holder should consult its own tax advisors.

Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

a)
certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes;
b)
tax-exempt entities;
c)
retirement plans;
d)
regulated investment companies;
e)
real estate investment trusts;
f)
certain former citizens or residents of the United States;
g)
persons who hold our common shares as part of a "straddle", "hedge", "conversion transaction", "synthetic security" or integrated investment;
h)
persons that have a "functional currency" other than the U.S. dollar;
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

As used in this discussion, the term "U.S. Holder" means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) that has elected under applicable U.S. Treasury Regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the ownership and disposition of our common shares.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (i) at least 75% of its gross income is "passive income" (the "PFIC income test") or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the "PFIC asset test". Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We expect that we should be treated as a PFIC for the tax year ended December 31, 2023 and may continue to be treated as a PFIC in future years.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the "PFIC excess distribution regime" upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares or warrants. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by such holder for all succeeding years during which such holder owns our common shares or warrants, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a "deemed sale" election with respect to our common shares. If such election is made, the U.S. Holder will be deemed to sell our common shares or warrants it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid "mark-to-market" election for our common shares. A mark-to-market election is available to a U.S. Holder only for "marketable stock".

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

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under "Passive Foreign Investment Company Consequences", a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a "qualified foreign corporation" are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under "Passive Foreign Investment Company Consequences"), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under "Passive Foreign Investment Company Consequences", if the U.S.-Canada Treaty is applicable, such dividends will generally be "qualified dividend income" in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange, or Other Disposition of our common shares

Subject to the discussion above under "Passive Foreign Investment Company Consequences", a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in our common shares or warrants, as applicable. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts are subject to an additional 3.8% U.S. federal income tax on all or a portion of their "net investment income", which generally includes dividends (and constructive dividends) on the securities and net gains from the disposition of common shares. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under "- Passive Foreign Investment Company Consequences", each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR UNITS, COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

See "Item 5. Operating and Financial Review and Prospects – Financial Instruments and Risk Management".

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. - D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures.

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s annual report on internal control over financial reporting

Our management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies. Our independent registered public accounting firm will not be required to formally opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the United States Jumpstart Our Business Startups Act of 2012. We are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act, and therefore are also exempted from the requirement to include an attestation report of our independent registered public accounting firm.

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

Our board of directors has determined that Ken Robertson, independent Chairperson of the audit committee, possesses specific accounting and financial management expertise and that he is our "audit committee financial expert" as defined by the rules of the SEC.

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

ITEM 16B. Code of ethics.

We believe in strict adherence to the highest standards of business ethics and responsibility. We have thus adopted a Code of Conduct and Ethics that applies to us and our directors, officers, employees and advisors, which complies with the "code of ethics" contemplated by Item 16B of Form 20-F. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, and principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Conduct and Ethics is available on our website at www.goldroyalty.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the Form 20-F, if a waiver or amendment of the Code of Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction d to such Item 16B.

ITEM 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers LLP, Vancouver, Canada, PCAOB Firm ID: 271, is the Company’s independent registered public accounting firm.

Audit Fees

The following sets forth the aggregate fees billed for the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for the last two fiscal years.

Fiscal year ended September 30, 2022	$311,669
Transition year ended December 31, 2022	$98,208
Fiscal year ended December 31, 2023	$290,024

Audit-Related Fees

The following sets forth additional aggregate fees to those reported under "Audit Fees" in the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended September 30, 2022	$256,129
Transition year ended December 31, 2022	$72,479
Fiscal year ended December 31, 2023	$54,482

Audit-related fees are for services rendered by our auditors related to the performance of the audit of our financial statements and are not reported under the category "Audit Fees" above.

Tax Fees

The following sets forth the aggregate fees billed in the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended September 30, 2022	$4,482
Transition year ended December 31, 2022	—
Fiscal year ended December 31, 2023	$4,778

Tax fees were for tax advisory services.

All Other Fees

The following sets forth the aggregate fees billed in the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended September 30, 2022	—
Transition year ended December 31, 2022	—
Fiscal year ended December 31, 2023	—

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

Proxy Delivery Requirement

NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conform to the proxy rules of the SEC. We are a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider trading policies.

Not applicable.

ITEM 16K. Cybersecurity.

We maintain programs and technologies to ensure that our information systems are effective and prepared for data privacy and cybersecurity risks, including regular oversight of our security programs for monitoring internal and external threats to ensure the confidentiality and privacy of our data. As the volume and complexity of cyber-attacks continue to evolve, we continue to enhance our security capabilities by continued investment in cyber technologies, further developing our internal cybersecurity personnel and educating our workforce regarding cyber-security and leveraging emerging technologies.

Risk Management and Strategies

Our board of directors have adopted a Cybersecurity Policy to serve as a standard for setting, reviewing and implementing our cybersecurity goals, objectives and targets. Our Cybersecurity Policy serves as a framework within which risks to the confidentiality, integrity or availability of our assets within our information technology network and infrastructure ("Cyberspace"), and applies to all of our directors, officers, employees, consultants and contractors. We regularly perform evaluations of our security program and continue to implement controls aligned with industry guidelines to identify threats, detect attacks and protect data. Our risk management strategy is focused on three areas: (i) technology, being our hardware and software systems; (ii) processes, being our cybersecurity reporting, testing and other processes; and (iii) people, which refers to our internal cybersecurity personnel, external service providers and individual training and human interaction within our information technology and cybersecurity processes.

When reviewing third-party information technology service providers, our engagement process customarily includes, among other things, a review of such providers' cybersecurity measures.

We periodically undertake cybersecurity audits, the results of which are reported to our Audit Committee. We have also implemented security monitoring programs designed to alert us of any suspicious activity and have developed an incident response program in the event of a security breach.

We implement various training programs periodically to ensure that our employees and other personnel comply with internal processes and to enhance their cybersecurity awareness. Member of our board of directors and management overseeing our information security risk management approach are provided with opportunities for continuing education in cybersecurity and evolving cybersecurity risks in order to better understand and evaluate our preparedness.

Additionally, we have engaged third-party providers to supplement our response capabilities for both informational and operational technology incidents, as needed.

See also "Item 3D. Risk Factors – Risks Related to our Business – A significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results".

Governance

Our board of directors oversees our Cybersecurity Policy primarily through the Audit Committee. The Audit Committee is responsible for the implementation of our oversight, programs, procedures and policies related to cybersecurity, cybersecurity risks, information security and data privacy, including reviewing our cybersecurity-related disclosures in our annual securities filings, monitoring (on an ongoing basis) the implementation and effectiveness of our Cybersecurity Policy and assessing potential risks to our Cyberspace and our risk exposure, resiliency of our processes, industry trends and best practices and any relevant cybersecurity and digital technology metrics. The Audit Committee reports regularly to our board of directors concerning the matters covered under the policy and advises our board of directors of any developments that it believes should have our board of directors’ consideration.

Our chief executive officer and chief financial officer oversee the details of our information security risk management approach and may appoint team leads from various departments from time to time to assist with certain aspects of our cybersecurity risk mitigation strategy.

Management is required to report to the Audit Committee on our strategy, risks, metrics and operations relating to cybersecurity and information security matters. Management is responsible for ensuring that personnel are provided with adequate resources and trainings to fully understand the guidelines and expectations for cybersecurity. Members of our management team may be asked by our chief financial officer to assist with IT security investigations in the event of a breach of our Cybersecurity Policy. Upon becoming aware of a potential violation of our policy or a breach of cybersecurity, the member of management must immediately document the violation and request the individual surrender possession of any devices that may have suffered a security breach. If any member of management that is unaware of the best course of action in dealing with an IT-related matter is required to contact our third-party IT representative.
All of our employees, consultants and contractors are encouraged to exercise professional judgement in using computing devices and network resources connected to the Cyberspace, and are strictly prohibited from certain acts enumerated in our Cybersecurity Policy including, among other things, access for non-business purposes, disabling our security features and requirement, exporting information or technologies without consent and password sharing.

Violations or breaches of our Cybersecurity Policy or the associated schedules, standards or guidelines may result in suspension and/or discipline up to and including termination, in addition to administrative sanctions or legal actions.

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

2.1

Description of Securities Registered under Section 12 Description of Securities Registered under Section 12 (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed with the SEC on December 27, 2022)

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

4.1*#	Executive Employment Agreement with David Garofalo, dated January 1, 2022 (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.2*#

Executive Employment Agreement with Andrew W. Gubbels, dated November 12, 2022 (incorporated by reference to Exhibit 4.2 to the Company’s Transition Report on Form 20-F filed with the SEC on March 27, 2023)

4.3*#	Executive Employment Agreement with John Griffith, dated January 1, 2022 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.4*#	Executive Employment Agreement with Samuel Mah, dated January 1, 2022 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.5	Equity Incentive Plan, dated October 19, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.6	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.7

Arrangement Agreement between Gold Royalty Corp. and Abitibi Gold Royalties Inc., dated September 6, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on September 17, 2021)

4.8

Arrangement Agreement between Gold Royalty Corp. and Golden Valley Mines and Royalties Ltd., dated September 6, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on September 17, 2021)

4.9

Equity Distribution Agreement among Gold Royalty Corp. and BMO Nesbitt Burns Inc., Laurentian Bank Securities, Inc., BMO Capital Markets Corp., Laurentian Capital (USA) Inc., H.C. Wainwright & Co., LLC, Raymond James Ltd., Haywood Securities Inc. and Raymond James & Associates, Inc., dated August 15, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on August 15, 2022)

4.10

Trust Indenture between Gold Royalty Corp. and Odyssey Trust Company, dated December 15, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on December 22, 2023)

4.11	Form of Debenture (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form F-3/A filed with the SEC on February 7, 2024)

4.12	Form of Investment Agreement (incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form F-3/A filed with the SEC on February 7, 2024)

8.1*	List of Significant Subsidiaries

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers LLP

15.2*	Consent of Alastair Still

19.1*	Insider Trading Policy

97.1*	Clawback Policy

101.INS*	Inline XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

**Furnished herewith.

# Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Gold Royalty Corp.

March 27, 2024	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

GOLD ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023, THE THREE MONTHS ENDED DECEMBER 31, 2022,

AND THE YEARS ENDED SEPTEMBER 30, 2022, AND 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Royalty Corp. and its subsidiaries (together, the Company) as of December 31, 2023, December 31, 2022, September 30, 2022 and September 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2023, the three months ended December 31, 2022 and the years ended September 30, 2022 and September 30, 2021, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, December 31, 2022, September 30, 2022 and September 30, 2021, and its financial performance and its cash flows for the year ended December 31, 2023, the three months ended December 31, 2022 and the years ended September 30, 2022 and September 30, 2021 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS).

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

F-1

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

March 27, 2024

We have served as the Company’s auditor since 2020.

Gold Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in thousands of United States dollars unless otherwise stated)

		As at December 31, 2023	As at December 31, 2022	As at September 30, 2022	As at September 30, 2021
	Notes	($)	($)	($)	($)
Assets
Current assets
Cash and cash equivalents		1,443	5,847	7,048	9,905
Short-term investments	4	342	3,840	7,199	1,118
Accounts receivable		931	648	1,033	412
Prepaids and other receivables		2,830	1,201	1,677	1,866
		5,546	11,536	16,957	13,301
Non-current assets
Royalty and other mineral interests	5	671,722	667,504	668,288	264,545
Long-term investment	6	1,587	1,587	1,587	1,587
Investment in associate	7	1,681	1,459	1,429	—
Gold-linked loan	8	10,139	—	—	—
Other long-term assets		319	324	353	66
		685,448	670,874	671,657	266,198

		690,994	682,410	688,614	279,499

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		3,851	3,691	6,683	6,921
Government loan		—	44	—	—
Derivative liabilities	9	—	242	528	—
		3,851	3,977	7,211	6,921
Non-current liabilities
Non-current portion of lease obligation		264	246	256	11
Government loan		—	—	43	—
Derivative liabilities	9	—	—	—	4,549
Bank loan	10	10,031	9,448	9,362	—
Convertible debentures	11	22,763	—	—	—
Embedded derivatives	12	1,921	—	—	—
Deferred income tax liability	13	131,214	135,088	135,523	42,700
		166,193	144,782	145,184	47,260

		170,044	148,759	152,395	54,181

Equity
Issued Capital	14	556,177	551,074	551,074	228,620
Reserves	14	34,226	22,420	21,374	11,404
Accumulated deficit		(69,816)	(40,168)	(36,525)	(15,147)
Accumulated other comprehensive income		363	325	296	441
		520,950	533,651	536,219	225,318
		690,994	682,410	688,614	279,499

Subsequent events (Note 21)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of United States dollars unless otherwise stated)

		For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022	For the year ended September 30, 2021
	Notes	($)	($)	($)	($)
Revenue
Revenue	15	3,048	582	3,944	192
Cost of sales
Depletion	5	(943)	(216)	(1,756)	(164)
Gross profit		2,105	366	2,188	28

Other operating income/(expenses)
General and administrative costs	16	(10,401)	(3,932)	(14,032)	(9,374)
Project evaluation costs	16	(479)	(115)	(5,593)	(3,235)
Share of gain/(loss) in associate	7	172	1	(296)	—
Dilution gain in associate	7	12	—	100	—
Impairments of royalties	5	(22,379)	—	(3,821)	—
Operating loss for the period/year		(30,970)	(3,680)	(21,454)	(12,581)

Other items
Change in fair value of derivative liabilities	9	242	278	4,588	(1,511)
Change in fair value of gold-linked loan	8	172	—	—	—
Change in fair value of short-term investments	4	(264)	1,060	(569)	(168)
Change in fair value of embedded derivatives	12	30	—	—	—
Foreign exchange gain/(loss)		(132)	1	54	(813)
Interest expense	17	(1,839)	(285)	(633)	—
Gain/(loss) on loan modification	10	(249)	—	316	—
Other income/(expense)		121	(13)	337	67
Net loss before income taxes for the period/year		(32,889)	(2,639)	(17,361)	(15,006)
Current tax expense	13	(50)	—	(114)	—
Deferred tax recovery	13	6,183	435	129	—
Net loss after income taxes for the period/year		(26,756)	(2,204)	(17,346)	(15,006)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		38	29	(145)	441
Total comprehensive loss for the period/year		(26,718)	(2,175)	(17,491)	(14,565)

Net loss per share, basic and diluted		(0.18)	(0.02)	(0.14)	(0.45)

Weighted average number of common shares outstanding, basic and diluted		144,729,662	143,913,069	128,232,364	33,555,265

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at September 30, 2020		1	—	—	(141)	—	(141)
Cancellation of common share issued upon incorporation		(1)	—	—	—	—	—
Common shares issued to former parent company for cash	14	5,000,000	50	—	—	—	50
Performance based restricted shares issued	14	1,500,000	—	—	—	—	—
Common shares issued to acquire royalties	5	15,000,000	13,076	—	—	—	13,076
Private placement of common shares for cash		1,325,000	2,849	—	—	—	2,849
Share-based compensation - performance based restricted shares	14	—	409	—	—	—	409
Share-based compensation - share options	14	—	—	2,199	—	—	2,199
Initial public offering:
Common shares and common share purchase warrants issued for cash		18,000,000	82,969	7,031	—	—	90,000
Common shares issued on exercise of over-allotment option		721,347	3,603	—	—	—	3,603
Common share purchase warrants issued on exercise of over-allotment option		—	—	14	—	—	14
Underwriters’ fees and issuance costs		—	(5,154)	(416)	—	—	(5,570)
Common shares issued for marketing services	14	75,000	345	—	—	—	345
Common shares issued to acquire Ely Gold Royalties Inc.	3	30,902,176	130,407	—	—	—	130,407
Common share purchase warrants of Ely Gold Royalties Inc.	3	—	—	2,603	—	—	2,603
Common shares issued upon exercise of common share purchase warrants	14	15,086	66	(27)			39
Net loss for the year		—	—	—	(15,006)	—	(15,006)
Total other comprehensive income		—	—	—	—	441	441
Balance at September 30, 2021		72,538,609	228,620	11,404	(15,147)	441	225,318
Common shares issued to acquire Abitibi Royalties Inc.	14	31,625,931	153,702	—	—	—	153,702
Common shares issued to acquire Golden Valley Mines and Royalties Ltd.	14	29,478,269	143,264	—	—	—	143,264
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	3	—	—	8,991	—	—	8,991
Common shares issued to acquire royalties	5	9,651,130	22,544	—	—	—	22,544
Common shares issued for marketing services	14	216,192	899	—	—	—	899
Common shares issued upon exercise of common share purchase warrants	14	402,938	1,769	(913)	—	—	856
Share-based compensation - performance based restricted shares	14	—	276	—	—	—	276
Share-based compensation - share options	14	—	—	1,551	—	—	1,551
Share-based compensation - restricted share units	14	—	—	341	—	—	341
Net loss for the year		—	—	—	(17,346)	—	(17,346)
Dividends	14	—	—	—	(4,032)	—	(4,032)
Total other comprehensive loss	7	—	—	—	—	(145)	(145)
Balance at September 30, 2022		143,913,069	551,074	21,374	(36,525)	296	536,219
Share-based compensation - share options	14	—	—	845	—	—	845
Share-based compensation - restricted share units	14	—	—	201	—	—	201
Net loss for the period		—	—	—	(2,204)	—	(2,204)
Dividends	14	—	—	—	(1,439)	—	(1,439)
Total other comprehensive income	7	—	—	—	—	29	29
Balance at December 31, 2022		143,913,069	551,074	22,420	(40,168)	325	533,651
Vesting of restricted share units	14	257,489	826	(826)	—	—	—
Exercise of share options	14	332,298	1,991	(1,823)	—	—	168
Common shares issued to acquire royalties	5	496,785	748	—	—	—	748
Common shares issued for marketing services	14	10,000	22	—	—	—	22
Share-based compensation - share options	14	—	—	1,405	—	—	1,405
Share-based compensation - restricted share units	14	—	—	1,318	—	—	1,318
At-the-Market offering:
Common shares issued to for cash	14	496,438	1,254	—	—	—	1,254
Agent fees	14	—	(31)	—	—	—	(31)
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	11	—	—	12,270	—	—	12,270
Transaction fees and issuance costs	11	—	—	(538)	—	—	(538)
Net loss for the year		—	—	—	(26,756)	—	(26,756)
Dividends	14	—	—	—	(2,599)	—	(2,599)
Dividends - DRIP	14	162,967	293	—	(293)	—	—
Total other comprehensive income	7	—	—		—	38	38
Balance at December 31, 2023		145,669,046	556,177	34,226	(69,816)	363	520,950

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars unless otherwise stated)

	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022	For the year ended September 30, 2021
	($)	($)	($)	($)
Operating activities
Net loss for the period/year	(26,756)	(2,204)	(17,346)	(15,006)
Items not involving cash:
Depreciation	70	29	72	5
Depletion	943	216	1,756	164
Interest expense	1,839	285	633	—
Other (income)/expense	(70)	13	(545)	(64)
Share-based compensation	2,806	1,078	3,146	2,995
Change in fair value of short-term investments	264	(1,060)	569	168
Change in fair value of derivative liabilities	(242)	(278)	(4,588)	1,511
Change in fair value of embedded derivatives	(30)	—	—	—
(Gain)/loss on loan modification	249	—	(316)	—
Change in fair value of gold-linked loan	(172)	—	—	—
Impairments of royalties	22,379	—	3,821	—
Share of (gain)/loss in associate	(172)	(1)	296	—
Dilution gain in associate	(12)	—	(100)	—
Deferred tax recovery	(6,183)	(435)	(129)	—
Unrealized foreign exchange (gain)/loss	38	42	(415)	(28)
Operating cash flows before movements in working capital	(5,049)	(2,315)	(13,146)	(10,255)
Net changes in non-cash working capital items:
Accounts receivables	(215)	389	(655)	(150)
Prepaids and other receivables	(1,681)	439	2,889	(1,485)
Accounts payable and accrued liabilities	69	(3,043)	(8,350)	23
Due to former parent company	—	—	—	(83)
Cash used in operating activities	(6,876)	(4,530)	(19,262)	(11,950)

Investing activities
Restricted cash released	—	—	1,815	—
Interest received	36	—	—	64
Dividend received	34	28	—	—
Investment in royalties and other mineral interests	(28,701)	(12)	(19,682)	(9,390)
Acquisition of Ely Gold Royalties Inc. net of cash acquired	—	—	—	(58,247)
Investment in marketable securities	—	(44)	(799)	—
Long-term investments acquired	—	—	—	(1,587)
Proceeds on disposition of marketable securities	3,308	4,531	17,659	—
Cash acquired through acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	—	—	10,393	—
Investment in associate	—	—	(409)	—
Land agreements proceeds credited against mineral properties	1,835	481	1,630	—
Investment in gold-linked loan	(10,000)	—	—	—
Purchase of equipment	—	—	(28)	(2)
Proceeds on disposition of other mineral interests	—	16	—	—
Payment of lease obligations	—	—	—	(3)
Cash provided by / (used in) investing activities	(33,488)	5,000	10,579	(69,165)

Financing activities
Proceeds from issuance of common shares	1,391	—	856	2,938
Proceeds from initial public offering, net of underwriters’ fees and issuance costs	—	—	—	88,046
Net proceeds from bank loan/(payment of bank loan transaction costs)	(131)	—	9,403	—
Payment of government loan	(30)	—	—	—
Proceeds from convertible debentures, net of issuance costs	38,520	—	—	—
Interest paid	(1,115)	(197)	(342)	—
Payment of lease obligations	(76)	(25)	(60)	—
Dividends	(2,599)	(1,439)	(4,032)	—
Repurchase of call options	—	(8)	—	—
Repayment of cash advance from parent company	—	—	—	(38)
Cash provided by / (used in) financing activities	35,960	(1,669)	5,825	90,946

Effect of exchange rate changes on cash	—	(2)	1	36

Net increase (decrease) in cash	(4,404)	(1,201)	(2,857)	9,867
Cash and cash equivalents
Beginning of period/year	5,847	7,048	9,905	38
End of period/year	1,443	5,847	7,048	9,905

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. (“GRC” or the “Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the "IPO") on March 11, 2021. The Company's common shares (the “GRC Shares”) are listed on the NYSE American under the symbol "GROY".

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

The Company elected to change its fiscal year-end from September 30 to December 31, beginning with the three months ended December 31, 2022.

2. Basis of preparation and Material accounting policies

2.1 Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). These consolidated financial statements were authorized for issue by the Company's board of directors on March 27, 2024.

2.2 Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements are presented in United States dollars ("U.S. dollar", "$" or "dollar"). All values are rounded to the nearest thousand except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	December 31, 2023	December 31, 2022
Gold Royalty U.S. Corp	USA	U.S. dollar	100%	100%
Ely Gold Royalties Inc.	Canada	U.S. dollar	100%	100%
1320505 B.C. Ltd	Canada	U.S. dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
DHI Minerals (U.S.) Ltd	USA	U.S. dollar	100%	100%
Golden Valley Abitibi Royalties Ltd	Canada	U.S. dollar	100%	100%
Calone Mining Ltd.	Canada	U.S. dollar	100%	100%
Abitibi Royalties USA Inc.	USA	U.S. dollar	100%	100%
1398464 B.C. Ltd	Canada	U.S. dollar	100%	Incorporated in 2023
Gold Royalty Holdings Ltd.	Canada	U.S. dollar	100%	Incorporated in 2023
Groyco Mex. S.A. de C.V.	Mexico	U.S. dollar	100%	Acquired in 2023

All subsidiaries are consolidated from the date the Company obtained control, and continue to be consolidated until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company is the U.S. dollar.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Material accounting policies (continued)

2.4 Material accounting policies

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

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its royalty and other mineral interests to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Material accounting policies (continued)

2.4 Material accounting policies (continued)

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Material accounting policies (continued)

2.4 Material accounting policies (continued)

Business combinations (continued)

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Material accounting policies (continued)

2.4 Material accounting policies (continued)

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures, embedded derivatives and derivative liabilities.

The Company determines the classification of financial assets at initial recognition. Short-term investments, which are equity instruments held for trading, and gold-linked loan are classified as fair value through profit and loss ("FVTPL"). Long-term investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or where the Company has opted to measure them at FVTPL.

All financial instruments are initially recorded at fair value and designated as follows:

Financial Assets	Classification
Cash and cash equivalents	Financial assets at amortized cost
Short-term investments	FVTPL
Gold-linked loan	FVTPL
Accounts receivable	Financial assets at amortized cost
Long-term investments	FVTOCI

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Lease obligation	Financial liabilities at amortized cost
Derivative liabilities	FVTPL
Convertible debentures	Financial liabilities at amortized cost
Embedded derivatives	FVTPL
Government loan	Financial liabilities at amortized cost
Bank loan	Financial liabilities at amortized cost

The initial fair value of the liability portion of the convertible debentures was determined using a market interest rate for an equivalent non-convertible debt at the issue date. The liability excluding the embedded derivatives is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the debentures. The embedded derivatives are measured at FVTPL. The remainder of the proceeds is allocated to the conversion option and recognized in equity, net of income tax, and not subsequently remeasured.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Material accounting policies (continued)

2.4 Material accounting policies (continued)

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

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current fiscal period are as follows:

•
The assessment of impairment of royalty and other mineral interests requires the use of judgments, when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests may be deferred, will not likely not occur or may be significantly reduced in the future.
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
•
When impairment indication of royalty and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, the Company may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
The Company's gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, the Company uses a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.

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

Acquisition of Golden Valley and Abitibi

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

Acquisition of Golden Valley and Abitibi (continued)

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

The fair value of short-term investments and investment in associates was estimated based on quoted market prices. The fair value of derivative liabilities was estimated based on quoted market prices of the put and call option contracts (Note 9). The fair values of producing and development stage royalties were estimated using discounted cash flow models. Expected future cash flows used to estimate the fair value of these royalties are based on estimates of future gold prices, projected future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates at the closing date. The fair values of exploration stage royalties were estimated using a market approach based on comparable market transactions. The fair value of receivables and payables are equal to their gross contractual amounts at the closing date. The fair value of the option has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 0.40%, expected life of 4.1 years, expected volatility of 37%, expected dividend yield of 0% and estimated forfeiture rate of 0%.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

4. Short-term investments

($)
Balance at September 30, 2020	—
Acquisition of marketable securities in merger with Ely	1,291
Fair value change due to price change	(168)
Fair value change due to foreign exchange	(5)
Balance at September 30, 2021	1,118
Acquisition of Golden Valley and Abitibi	23,360
Addition	949
Dispositions	(17,659)
Fair value change due to price change	(619)
Fair value change due to foreign exchange	50
Balance at September 30, 2022	7,199
Additions	112
Disposition	(4,531)
Fair value change due to price change	481
Fair value change due to foreign exchange	579
Balance at December 31, 2022	3,840
Additions	74
Disposition	(3,308)
Fair value change due to price change	(289)
Fair value change due to foreign exchange	25
Balance at December 31, 2023	342

During the year ended December 31, 2023 the Company received shares from various optionees totaling $74 as land agreement payments and disposed of a portion of the short-term investments acquired through the acquisition Abitibi.

During the three months ended December 31, 2022, the Company received shares from various optionees totaling $68 as land agreement payment and disposed of a portion of the short-term investments acquired through the acquisition Abitibi.

During the year ended September 30, 2022, the Company acquired 1,666,667 units of Monarch Mining Corporation (“Monarch”) at a price of C$0.60 per unit for $799 (C$1 million). Each unit consists of one common share of Monarch and one transferable common share purchase warrant, with each warrant entitling the holder to acquire an additional common share for C$0.95 for a period of 60 months following the date of issuance thereof.

5. Royalty and other mineral interests

($)
Balance at September 30, 2020	—
Additions	25,496
Acquisition of Ely (Note 3)	238,864
Depletion	(164)
Foreign currency translation	379
Land agreement proceeds	(30)
Balance at September 30, 2021	264,545
Additions	45,008
Disposal	(10)
Acquisition of Golden Valley & Abitibi (Note 3)	366,102
Depletion	(1,756)
Land agreement proceeds	(1,780)
Impairment	(3,821)
Balance at September 30, 2022	668,288
Additions	57
Disposal	(76)
Depletion	(216)
Land agreement proceeds	(549)
Balance at December 31, 2022	667,504
Additions	29,771
Disposal	(322)
Depletion	(943)
Land agreement proceeds	(1,909)
Impairments	(22,379)
Balance at December 31, 2023	671,722

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

Acquisition of Borborema Royalty

On December 19, 2023, the Company completed the acquisition of a 2.0% NSR royalty from Borborema Inc., wholly-owned subsidiary of Aura Minerals Inc., which owns the Borborema gold project in Rio Grande do Norte State, Brazil ("Borborema Project"). The purchase price was $21,000. Transactions cost amounting to $250 were recorded as part of the royalty carrying value.

Acquisition of Québec Royalty Portfolio

On October 2, 2023, the Company entered into an agreement to acquire a portfolio of royalties located in Québec from Société Québécoise d'exploration minière ("SOQUEM"), a subsidiary of Investissement Québec, for C$1,000 in common shares of the Company. Transaction costs amounting to $36 were recorded as part of the royalty carrying value. SOQUEM will be entitled to 50% of any buy back proceeds received from the portfolio in the future.

Acquisition of Cozamin Royalty

On August 30, 2023, the Company completed the acquisition of an existing 1.0% net smelter return royalty from Endeavour Silver Corp. ("Endeavour") on portions of the Cozamin Copper-Silver Mine, located in Zacatecas, Mexico, ("Cozamin"). The purchase price was $7,500 and the consideration paid of $7,274 reflects pre-acquisition royalty revenue of $226 received at the closing date. Transactions cost amounting to $95 were recorded as part of the carrying value. Cozamin is owned and operated by Capstone Copper Corp. The Company also received the option to acquire a 1% smelter return royalty on five additional concessions if such royalties are granted to Endeavour in the future.

Val d'Or Mining Royalties and Strategic Alliance

On January 30, 2023, Golden Valley completed a transaction with Val-d'Or Mining Corporation ("VZZ"). The transaction involved the transfer of interests in 12 properties located in Québec and Ontario, with a carrying value of $322, in exchange for royalties of the same value. Pursuant to the transaction agreement, Golden Valley:

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

Transaction cost amounting to $59 was capitalized in addition to the carrying value.

Jerritt Canyon

On March 20, 2023, First Majestic Silver Corp. (“First Majestic”) temporarily suspended mining activities at Jerritt Canyon. This event and continued suspension of operations, with no update on the resumption date of mining activities as at December 31, 2023, resulted in the Company recognizing an impairment charge of $8,264 ($6,528, net of taxes) on the Jerritt Canyon royalty.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

Monarch Mining Projects

On July 23, 2021, the Company entered into a definitive agreement with Monarch to acquire a portfolio of gold royalty interests, including a C$2.50 per tonne royalty on material processed through Monarch's Beacon mill originating from the Beaufor mine operations, a 2.5% NSR on each of Monarch's Croinor Gold, McKenzie Break and Swanson properties, and a 1% NSR on Monarch's Beaufor property. The consideration was approximately $12 million (C$15 million), of which approximately $9 million (C$11.25 million) was paid on closing and approximately $3 million (C$3.75 million) was payable upon the 6-month anniversary of closing. Monarch had the right to repurchase a 1.25% NSR on each of the Croinor Gold, McKenzie Break and Swanson properties for C$2 million per property. Such rights might have only been exercised by Monarch for a period of 30 days after December 31, 2027 after the gold price as quoted by the London Bullion Market exceeds $2,000 per ounce continuously for 30 consecutive days.

On April 6, 2022, the Company completed a royalty financing transaction with Monarch. Pursuant to the definitive agreement, the Company provided $3,587 (C$4.5 million) in additional royalty financing to Monarch in exchange for increasing the rate on the Company's existing royalties and provided an additional $799 (C$1 million) in equity financing to Monarch by participating in its marketed private placement. Pursuant to the definitive agreement, among other things:

•
the existing C$2.50 PTR on material from the Beaufor Mine through the Beacon Mill was increased to C$3.75 per tonne on material from the Beaufor Mine and C$1.25 per tonne on material from the McKenzie Break, Croinor Gold, and Swanson properties;
•
the existing 2.50% NSR royalties on Monarch's McKenzie Break, Croinor Gold, and Swanson properties was increased to a 2.75% NSR over the properties;
•
Monarch's existing 1.25% NSR royalty buyback rights on the McKenzie Break, Croinor Gold, and Swanson properties was extinguished; and
•
the Company retained pre-emptive rights on any future PTRs on the Beacon Mill and retained a right of first refusal on the creation of any additional NSR properties over the McKenzie Break, Croinor Gold, and Swanson properties.

On September 27, 2022, Monarch announced that it had suspended its operations at the Beaufor Mine due to financial and operational challenges. Monarch further disclosed that the mine has been put on care and maintenance for an undetermined period. Monarch has not disclosed the timing or plans for a potential restart of the mine. The Company considered the suspension of operations at the Beaufor Mine an indicator of impairment and conducted an impairment analysis to estimate the recoverable amount at that time.

Subsequently, on March 1, 2024, Monarch disposed of these projects by way of the CCAA proceedings which commenced in November 2023 and, as a result, the Company's royalty interests in the Beaufor, Croinor and McKenzie Break projects no longer apply to such projects. Accordingly, the Company recognized an impairment charge of $9,970 on the Monarch projects royalties. After this impairment, these royalty interests have nil carrying value on the Company's consolidated statement of financial position, with the exception of Croinor which was sold by Monarch to Probe Gold Inc. in November 2023.

Rawhide

During the year ended September 30, 2022, mining operations at the Rawhide mine were suspended due to working capital constraints. Accordingly, the Company recognized an impairment charge of $3,821 ($3,018, net of taxes) on the Rawhide royalty. After this impairment, the Rawhide royalty had nil carrying value on the Company's consolidated statement of financial position.

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

Others

During the year ended December 31, 2023, the Company recognized an impairment charge of $4,145 ($3,262, net of taxes) on the carrying value of exploration stage royalties due to expiration of right to engage in further exploration activities.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

Others (continued)

The following is a summary of selected royalties own by the Company as at December 31, 2023:

Asset	Interest	Jurisdiction
Producing
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (1)	1.0% NSR	Zacatecas, Mexico
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Other significant royalties
Borborema Project	2.0% NSR	Rio Grande do Norte, Brazil
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Fenelon Gold Property	2.0% NSR	Québec, Canada
Gold Rock Project	0.5% NSR	Nevada, USA
Granite Creek	10% NPI	Nevada, USA
Hog Ranch Project	2.25% NSR	Nevada, USA
La Mina Project	2.0% NSR	Colombia
Lincoln Hill Project	2.0% NSR	Nevada, USA
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA
São Jorge Project	1.0% NSR	Brazil

Note:

(1)
Royalty applies to only a portion of the property.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

5. Royalty and other mineral interests (continued)

Others (continued)

	Cost			Accumulated Depletion			Others				Carrying Amount
	December 31, 2022	Additions	December 31, 2023	December 31, 2022	Depletion	December 31, 2023	Disposition	Impairment	Land agreement proceeds	Total	December 31, 2023
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Beaufor	1,235	—	1,235	—	—	—	—	(1,235)	—	(1,235)	—
Borberema	—	21,250	21,250	—	—	—	—	—	—	—	21,250
Borden	3,889	—	3,889	(586)	(316)	(902)	—	—	—	—	2,987
Cheechoo	12,640	—	12,640	—	—	—	—	—	—	—	12,640
Côté	16,132	—	16,132	—	—	—	—	—	—	—	16,132
Croinor	5,779	—	5,779	—	—	—	—	—	—	—	5,779
Cozamin	—	7,369	7,369	—	(271)	(271)	—	—	—	—	7,098
Fenelon	41,553	—	41,553	—	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	—	3,275
Granite Creek	21,768	—	21,768	—	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	—	12,879
Lincoln Hill	5,421	—	5,421	—	—	—	—	—	—	—	5,421
Malartic	318,393	—	318,393	(817)	(182)	(999)	—	—	—	—	317,394
McKenzie Break	4,301	—	4,301	—	—	—	—	(4,301)	—	(4,301)	—
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	—	3,032
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,921	—	42,921	—	—	—	—	—	—	—	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	—	1,870
Others	145,676	1,152	146,828	(733)	(174)	(907)	(322)	(16,843)	(1,909)	(19,074)	126,847
Total (1)	669,640	29,771	699,411	(2,136)	(943)	(3,079)	(322)	(22,379)	(1,909)	(24,610)	671,722

(1)
Royalty and other mineral interests include non-depletable asset of $486,982 and depletable assets of $184,740.

	Cost			Accumulated Depletion			Others			Carrying Amount
	September 30, 2022	Additions	December 31, 2022	September 30, 2022	Depletion	December 31, 2022	Disposition	Land agreement proceeds	Total	December 31, 2022
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Beaufor	1,235	—	1,235	—	—	—	—	—	—	1,235
Borden	3,889	—	3,889	(539)	(47)	(586)	—	—	—	3,303
Cheechoo	12,640	—	12,640	—	—	—	—	—	—	12,640
Côté	16,132	—	16,132	—	—	—	—	—	—	16,132
Croinor	5,779	—	5,779	—	—	—	—	—	—	5,779
Fenelon	41,553	—	41,553	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	3,275
Granite Creek	21,768	—	21,768	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	12,879
Jerritt Canyon	8,921	—	8,921	(528)	(21)	(549)	—	—	—	8,372
Lincoln Hill	5,421	—	5,421	—	—	—	—	—	—	5,421
Malartic	318,393	—	318,393	(691)	(126)	(817)	—	—	—	317,576
Marigold	1,261	—	1,261	(84)	—	(84)	—	—	—	1,177
McKenzie Break	4,301	—	4,301	—	—	—	—	—	—	4,301
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	3,032
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,921	—	42,921	—	—	—	—	—	—	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	1,870
Others	136,062	57	136,119	(78)	(22)	(100)	(76)	(549)	(625)	135,394
Total (1)	670,208	57	670,265	(1,920)	(216)	(2,136)	(76)	(549)	(625)	667,504

(1)
Royalty and other mineral interests include non-depletable assets of $479,494 and depletable assets of $188,010.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

6. Long-term investment

As at December 31, 2023, long-term investment includes a $1,587 (C$2 million) (December 31, 2022 and September 30, 2022: $1,587 (C$2 million)) investment for a 12.5% equity interest in Prospector Royalty Corp. ("PRC"). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with this investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

7. Investment in associate

The Company acquired 25,687,444 common shares of VZZ as part of the acquisition of Golden Valley. On March 18, 2022, the Company participated a VZZ private placement offering and acquired 3,277,606 units at a price of C$0.16 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of VZZ at a per share price of C$0.20 until March 18, 2024.As at December 31, 2023, the Company has a 35.09% equity interest in VZZ.

The following table summarizes the changes to investment in associates for the period from September 30, 2021 to December 31, 2023:

($)
Balance at September 30, 2021	—
Acquisition of Golden Valley	1,360
Addition	409
Share of loss in associate	(296)
Dilution gain	100
Translation gain	(144)
Balance at September 30, 2022	1,429
Share of gain in associate	1
Translation gain	29
Balance at December 31, 2022	1,459
Share of gain in associate	172
Dilution gain	12
Translation gain	38
Balance at December 31, 2023	1,681

8. Gold-linked loan

On December 19, 2023 (the "Advance Date"), the Company entered into a definitive agreement with Borborema Inc. (the "Borrower"), providing the Borrower with project financing for its Borborema Project of $10,000. The loan is secured against certain assets of the Borrower, and bears interest at 110 ounces of gold per quarter, and is payable through cash settlement or physical delivery of gold. The Borrower has the option to prepay the loan with all interest accrued and unpaid after 24 months following the Advance Date. The Borrower will have the option to elect its choice of payment (the "Prepayment Option").

The loan is classified as a financial asset and measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments. The Prepayment Option has been accounted for as part of the fair value of the loan in accordance with IFRS 9 Financial Instruments. The fair value of the loan is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of comprehensive loss.

As at December 31, 2023, the fair value of the loan has been estimated using a discounted cash-flow approach based on the following assumptions: risk-free interest rate of 3.53%, calibrated credit spread of 3.48%, estimated long-term gold price of $1,712 per ounce and expected volatility of gold of 14.25%. The Company recorded a fair value gain on the loan of $172 in change in fair value of gold-linked loan in the consolidated statements of comprehensive loss for the year ended December 31, 2023.

($)
Investment in Gold-linked loan	10,000
Interest income credited against Gold-linked loan	(33)
Change in fair value during the year	172
Balance at December 31, 2023	10,139

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

9. Derivative liabilities

The Company acquired put and call options on certain short-term investments as part of the acquisition of Abitibi (the "Abitibi Options") and classified them as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation. At each reporting date, the change in fair value is recognized in the consolidated statements of comprehensive loss. On the closing of the business combination, the fair value of these put and call options was $691. All of the Abitibi Options are expired, exercised or repurchased as at December 31, 2023.

As at December 31, 2022, September 30, 2022 and September 30, 2021, each of the 8,849,251 warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001, and were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company's functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of comprehensive loss. The Ely Warrants expired on May 21, 2023.

The fair value of the Ely Warrants were determined using the Black-Scholes option pricing model, with the following assumptions:

	For the three months ended	For the year ended	For the year ended
	December 31, 2022 (transition period)	September 30, 2022	September 30, 2021
	($)	($)	($)
Risk-free interest rate	4.02%	3.75%	0.23%
Expected life (years)	0.39	0.64	1.64
Expected volatility	41.00%	40.00%	43.00%
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeiture rate	0.00%	0.00%	0.00%

The Company recorded a fair value gain of $132, $294, $3,999 and fair value loss of $1,511 in the changes in fair value of derivative liabilities in the consolidated statements of comprehensive loss for the years ended December 31, 2023, the three months ended December 31, 2022, and years ended September 30, 2022 and 2021, respectively. The movement in derivative liabilities is as follows:

($)
Balance at September 30, 2020	—
Acquisition of Ely (Note 3)	3,038
Change in fair value during the year	1,511
Balance at September 30, 2021	4,549
Acquisition of Abitibi (Note 3)	691
Exercise of Ely warrants	(124)
Change in fair value during the year	(4,588)
Balance at September 30, 2022	528
Repurchase of Abitibi call options	(8)
Change in fair value during the period	(278)
Balance at December 31, 2022	242
Change in fair value during the year	(242)
Balance at December 31, 2023	—

10. Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"), subject to certain conditions. The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR shall mean on any day the Term SOFR Reference Rate as published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

10. Bank loan (continued)

On September 14, 2022, the Company and Bank of Montreal agreed to extend the maturity date of the Facility from March 31, 2023 to March 31, 2025 with the exercise of the Accordion subject to certain additional conditions and the satisfaction of financial covenants. On February 10, 2023, the Company amended and restated the credit agreement (the “Amended Facility”) with the Bank of Montreal and National Bank of Canada to expand its existing Facility to $20,000, with an accordion feature providing for an additional $15,000 of availability, subject to certain additional conditions. Subsequently, on February 17, 2023, the Company made an additional drawdown of $10,287 from the Amended Facility to settle the principal amount, all accrued and unpaid interest of the Facility.

On August 30, 2023, the Company expanded the Amended Facility to $25,000 with an accordion feature providing for an additional $10,000 of availability, subject to certain additional conditions, and on August 24, 2023 made an additional drawdown of $7,500 (the "Additional Drawdown") from the Amended Facility to acquire Cozamin. On December 15, 2023, the Company settled the principal amount, all accrued and unpaid interest of the Additional Drawdown resulting in total drawn balance of $10,287 as at December 31, 2023.

The following outlines the movement of the bank loan from September 30, 2021 to December 31, 2023:

($)
Balance at September 30, 2021	—
Draw-down	10,000
Less: transaction costs and fees	(597)
Gain on loan modification	(316)
Interest expense	617
Interest paid	(342)
Balance at September 30, 2022	9,362
Interest expense	279
Interest paid	(193)
Balance at December 31, 2022	9,448
Additional draw-down	17,787
Repayment	(17,500)
Less: transaction costs and fees	(418)
Modification adjustment	249
Interest expense	1,584
Interest paid	(1,119)
Balance at December 31, 2023	10,031

11. Convertible debentures

On December 15, 2023, the Company completed a private placement of $40,000 aggregate principal amount of unsecured convertible debentures (the "Debentures") with QRC and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pte Limited. The Debentures are unsecured and bear interest at 10% per annum over a 5-year term, interest is payable 70% in cash and 30% in common shares issuable at a price equal to the 20-day volume-weighted average trading price ("VWAP") calculated at each interest payment date.

The Company identified the Debentures as compound financial instruments. In accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, the liability component excluding the Redemption Option (the "Host Contract") are classified as debt instruments and are measured at amortized cost.

The Company will be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the holders are entitled to convert all of the outstanding Debentures into Common Shares at a conversion price of US$1.75 (the "Redemption Options"). The Redemption Options are identified as embedded derivatives in accordance with IFRS 9 Financial Instruments and estimated at $1,951 on the issuance (Note 12).

The Debentures will be convertible at the holder's option into Common Shares at a conversion price of $1.90 (the "Conversion Options"). As the number of Common Shares to be issued under the Conversion Options is determined as the converted amount of the Debentures divided by the fixed conversion price of $1.90, the Conversion Options were accounted for separately as equity instruments in accordance with IAS 32 Financial Instruments: Presentation. The Conversion Options were recognized at the residual amount after deducting from the

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Convertible debentures (continued)

fair value of the instrument as a whole the amount separately determined for the liability component, in accordance with IFRS 9 Financial Instruments.

On the issuance date, principal of $23,471 was allocated to the Host Contract, $1,951 was allocated to the Redemption Options as embedded derivatives (Note 12) and the residual value of $14,578 was allocated to the Conversion Options as equity. A deferred tax liability of $2,309 related to the taxable temporary difference arising from the equity portion of the Debentures was recognized as an offset in equity. The Company incurred transaction costs and fees of $1,481 for the issuance of the Debentures, of which $943 was allocated as an reduction to the liability portion and the residual value of $538 was allocated as reduction to the Conversion Options as equity.

The following outlines the movement of the Debentures during year ended December 31, 2023:

($)
Face value of the Debentures issued on December 15, 2023	40,000
Less: Transaction costs and fees	(943)
Less: Redemption Option classified as embedded derivatives (Note 12)	(1,951)
Less: Equity component of convertible debentures issued for cash	(14,578)
Interest expense	235
Balance at December 31, 2023	22,763

12. Embedded derivatives

The embedded derivatives related to the Debentures (Note 11) was valued upon initial recognition at fair value of $1,951. At each reporting date, the change in fair value of the embedded derivatives is recognized in the consolidated statements of comprehensive loss.

The following outlines the movement of the embedded derivatives during year ended December 31, 2023:

($)
Fair value of embedded derivatives on December 15, 2023	1,951
Change in fair value during the year	(30)
Balance at December 31, 2023	1,921

As at December 31, 2023, the fair value of the embedded derivatives has been estimated using the White Hull one factor model based on the following assumptions: share price of $1.47, calibrated credit spread of 23.36%, expected share price volatility of 38.22%, expected interest rate volatility of 1.24% and mean reversion constant of 0.002%.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. Income taxes

The Company had no assessable profit for the year ended December 31, 2023, three months ended December 31, 2022 and years ended September 30, 2022 and 2021. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss is as follows:

	For the year ended	For the three months ended December 31, 2022	For the year ended	For the year ended
	December 31, 2023	(transition period)	September 30, 2022	September 30, 2021
	($)	($)	($)	($)
Net loss before income taxes	(32,889)	(2,639)	(17,361)	(15,006)
Canadian federal and provincial income tax rates	27%	27%	27%	27%
Income tax recovery based on Canadian federal and provincial income tax rates	(8,880)	(713)	(4,687)	(4,052)

Reconciling items:
Difference in foreign tax rates	792	12	210	6
Deferred tax asset/(liability) not recognized	1,319	(52)	3,282	2,507
Stock-based compensation	758	291	849	751
Non-taxable dividends	(2)	(5)	(106)	—
Fair value change in warrant liability	(36)	(79)	(1,080)	408
Tax rate difference on fair value change in marketable securities	(2)	(137)	12	—
Permanent difference and others	(82)	248	1,505	380
	(6,133)	(435)	(15)	—

The significant components of deferred income tax assets and liabilities were as follows:

	For the year ended	For the three months ended December 31, 2022	For the year ended	For the year ended
	December 31, 2023	(transition period)	September 30, 2022	September 30, 2021
	($)	($)	($)	($)
Deferred tax assets and (liabilities):
Non-capital losses	4,902	1,396	897	591
Capital losses	32	63	63	—
Marketable securities	—	(63)	19	4
Undeducted financing fees	1,685	74	86	114
Other deferred tax assets	691	94	80	192

Royalty and other mineral interests	(133,582)	(136,261)	(136,241)	(41,762)
Gold-linked loan	(19)	—	—	(1,635)
Convertible debentures	(4,717)
Other deferred tax liabilities	(206)	(391)	(427)	(204)
	(131,214)	(135,088)	(135,523)	(42,700)

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. Income taxes (continued)

At December 31, 2023 and 2022, September 30, 2022 and 2021, deductible temporary differences for which no deferred tax assets are recognized are below:

	For the year ended	For the three months ended December 31, 2022	For the year ended	For the year ended
	December 31, 2023	(transition period)	September 30, 2022	September 30, 2021
	($)	($)	($)	($)
Deducted temporary differences are recognized:
Non-capital losses	14,490	22,652	22,386	9,341
Capital losses	495	—	—	—
Royalty and other mineral interests	9,553	—	—	—
Marketable securities	2,065	2,503	2,704	759
Other deferred tax assets	1,696	3,853	4,294	1
	28,299	29,008	29,384	10,101

The deferred tax assets have not been recognized in the consolidated financial statements, as the Company does not consider it more likely than not that those assets will be realized in the future. As of December 31, 2023, the Company had Canadian net operating loss carryforwards of $32,738 which expires between 2039 and 2043. As of December 31, 2023, there are U.S. net operating loss carryforwards of $3,713, of which $1,262 expires between 2034 and 2036 and the remainder may be carried forward indefinitely. As of December 31, 2023, there are Mexican net operating loss carryforwards of $198 which may be carried forward ten years.

14. Issued capital

14.1 Common Shares

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

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 GRC Shares with a fair value of $4.60 per share. During the years ended September 30, 2022 and 2021, the Company amortized the prepaid fee over the term of the agreement and recognized $173 and $172, respectively, as share-based compensation expense.

On August 23, 2021, the Company completed its acquisition of Ely by issuing 30,902,176 GRC Shares with fair value of $130,194 (Note 3).

On October 12, 2021, the Company issued 120,000 GRC Shares with a fair value of $626 to Blender Media Inc. ("Blender") as compensation for the expanded scope of digital marketing services for a contract term ending on June 27, 2022 (Note 18). $626 was recognized as share-based compensation expense for the year ended September 30, 2022.

On November 5, 2021, the Company completed its acquisitions of Golden Valley and Abitibi by issuing an aggregate of 61,104,200 GRC Shares with a fair value of $296,966 (Note 3).

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

14. Issued capital (continued)

14.1 Common Shares (continued)

On March 1, 2022, the Company issued 207,449 GRC Shares to acquire a royalty on a portion of the Côté Gold Project. In addition, on May 25, 2022, the Company issued an additional 50,000 GRC Shares to third parties in connection with certain acknowledgement in connection with the transaction (Note 5).

On March 22, 2022 and May 19, 2022, the Company issued 39,435 GRC Shares with fair value of $148 to service providers for the provision of marketing services. The Company amortized the prepaid fee over the term of the agreement and recognized $148 as share-based compensation expense for the year ended September 30, 2022.

On July 5, 2022, the Company issued 56,757 GRC Shares with fair value of $124 to service providers for the provision of marketing services. The Company amortized the prepaid service fee over the term of the agreement and recognized $61, $32 and $31 as share-based compensation expense for the year ended December 31, 2023, the three months ended December 31, 2022 and the year ended ended September 30, 2022, respectively.

On September 27, 2022 the Company issued 9,393,681 GRC Shares to acquire a portfolio of royalties from NGM (Note 5).

During the year ended September 30, 2022, the Company issued 402,938 GRC Shares in exchange for the exercise of 1,644,649 Ely Warrants and received gross proceeds of $856.

On May 18, 2023, the Company issued 10,000 GRC Shares with fair value of $22 to service providers for the provision of marketing services. The Company amortized the prepaid service fee over the term of the agreement and recognized $22 as share-based compensation expense for the year ended December 31, 2023.

During the year ended December 31, 2023, the Company issued 589,787 shares for total proceeds of $168 in satisfaction of stock options held by former officers and directors of Golden Valley, common share purchase warrants and stock options.

During the year ended December 31, 2023, the Company issued 162,967 GRC shares in satisfaction of the dividend reinvestment plan and 496,785 GRC Shares to acquire a portfolio of royalties from SOQUEM (Note 5).

14.2 At-the-Market Program

On August 15, 2022, the Company entered into an equity distribution agreement (the "Equity Distribution Agreement") with a syndicate of agents, providing for the issuance of up to $50 million shares of GRC from treasury to the public from time to time pursuant to an "at the market" equity program (the "ATM Program"). The Equity Distribution Agreement was terminated on September 1, 2023.

During the year ended December 31, 2023, the Company issued 496,438 under the Company’s ATM for net proceed of $1,223. No shares were issued under the ATM during the three months ended December 31, 2022.

14.3 Restricted Shares

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

During the years ended September 30, 2022 and 2021, the Company recognized share-based compensation expense of $276 and $409, respectively, related to the Restricted Shares.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

14. Issued capital (continued)

14.4 Restricted Share Units

The following outlines the movements of the Company's RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at September 30, 2021	—	—
Granted	167,849	4.84
Forfeited	(2,005)	4.92
Balance at September 30, 2022	165,844	4.84
Granted	603,703	2.81
Balance at December 31, 2022	769,547	3.25
Granted	1,556,164	1.55
Vested	(257,489)	3.24
Forfeited	(3,102)	2.81
Balance at December 31, 2023	2,065,120	1.97

The Company's RSUs vest in three equal annual instalments during the recipient's continual service with the Company. The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs.

The Company granted to certain officers, directors, and consultants 1,556,164 RSUs at a weighted average value of $1.55 during the year ended December 31, 2023, 603,703 RSUs at a weighted average value of $2.81 during the three months ended December 31, 2022 and 167,849 RSUs at a weighted average value of $4.91 during year ended September 30, 2022. Share-based compensation expense of $1,318, $201 and $341 were recognized for the year ended December 31, 2023, the three months ended December 31, 2022 and the year ended September 30, 2022, respectively related to the RSUs.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

14. Issued capital (continued)

14.5 Reserves

The following outlines the movements of the Company's common share purchase warrants, share options, RSUs and convertible debentures:

	Reserves
	Warrants	Share Based Awards	Convertible Debentures	Total
	($)	($)	($)	($)
Balance at September 30, 2020	—	—	—	—
Initial public offering:
Common share purchase warrants issued to for cash	7,045	—	—	7,045
Underwriters’ fees and issuance costs	(416)	—	—	(416)
Ely Warrants recognized in equity	2,603	—	—	2,603
Exercise of Ely Warrants	(27)	—	—	(27)
Share-based compensation - share options	—	2,199	—	2,199
Balance at September 30, 2021	9,205	2,199	—	11,404
Exercise of Ely Warrants	(913)	—	—	(913)
Share options issued to replace Golden Valley’s share options	—	8,991	—	8,991
Share-based compensation - share options	—	1,551	—	1,551
Share-based compensation - RSUs	—	341	—	341
Balance at September 30, 2022	8,292	13,082	—	21,374
Share-based compensation - share options	—	845	—	845
Share-based compensation - RSUs	—	201	—	201
Balance at December 31, 2022	8,292	14,128	—	22,420
Vesting of RSUs	—	(826)	—	(826)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(1,823)	—	(1,823)
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	—	—	12,270	12,270
Transaction fees and issuance costs	—	—	(538)	(538)
Share-based compensation - share options	—	1,405	—	1,405
Share-based compensation - RSUs	—	1,318	—	1,318
Balance at December 31, 2023	8,292	14,202	11,732	34,226

Common Share Purchase Warrants

On March 11 and 12, 2021, the Company issued a total of 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at December 31, 2023 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 0.19 years. The number of common share purchase warrants outstanding as at December 31, 2022 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 1.19 years. The number of common share purchase warrants outstanding as at September 30, 2022 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 1.40 years. The number of common share purchase warrants outstanding as at September 30, 2021 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 2.44 years.

As at December 31, 2023, there were 2,430,000 Ely Warrants outstanding which are exercisable into 595,350 GRC Shares based on a 0.2450 exchange ratio. The Ely Warrants has a weighted average exercise price of C$4.59 per GRC Share and with a weighted average remaining contractual life of 1.63 years.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

14. Issued capital (continued)

14.5 Reserves (continued)

Common Share Purchase Warrants (continued)

As at September 30, 2022, there were 13,518,252 Ely Warrants outstanding which are exercisable into 3,311,971 GRC Shares based on a 0.2450 exchange ratio. The Ely Warrants has a weighted average exercise price of C$4.48 per GRC Share and with a weighted average remaining contractual life of 0.98 years.

As at September 30, 2021, there were 15,885,153 Warrants outstanding which are exercisable into 3,891,862 GRC Shares based on a 0.2450 exchange ratio. The Ely Warrants has a weighted average exercise price of C$4.17 per GRC Share and with a weighted average remaining contractual life of 1.80 years.

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

The following outlines the movements of the Company's common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2020	—	—
Granted	3,016,200	4.97
Balance at September 30, 2021	3,016,200	4.97
Golden Valley share options exchanged for GRC share options (Note 3)	2,498,045	1.32
Granted	577,031	4.52
Forfeited	(61,200)	4.26
Balance at September 30, 2022	6,030,076	3.42
Granted	2,271,592	2.58
Forfeited	(65,000)	4.29
Balance at December 31, 2022	8,236,668	3.18
Granted	5,000	2.33
Exercised - Golden Valley Abitibi Royalties Ltd.	(332,298)	1.04
Forfeited - Golden Valley Abitibi Royalties Ltd.	(143,159)	1.04
Balance at December 31, 2023	7,766,211	3.31

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2023 was $1.94.

During the year ended December 31, 2023, the Company granted 5,000 share options at an exercise price of $2.33 to an employee. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

14. Issued capital (continued)

14.5 Reserves (continued)

Share Option (continued)

During the year ended September 30, 2021, the Company granted 2,505,000 share options at an exercise price of $5.00, 305,000 share options at an exercise price of $4.78 per share and 206,200 share options at an exercise price of $4.85 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The fair values of the share options granted during the year ended December 31, 2023, three months ended December 31, 2022, and years ended September 30, 2022, and 2021 were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022	For the year ended September 30, 2021
	($)	($)	($)	($)
Risk-free interest rate	4.55%	1.90%	1.39%	0.34%
Expected life (years)	1.37	2.93	2.87	2.99
Expected volatility	41.83%	42.12%	47.99%	37.00%
Expected dividend yield	1.72%	0.65%	0.14%	0.00%
Estimated forfeiture rate	13.33%	1.72%	0.05%	1.98%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable as at December 31, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	1,975,472	1.36	2.55	1,975,472	1.36	2.55
2.00 to 2.99	2,373,708	2.58	3.87	1,797,060	2.58	3.85
3.00 to 3.99	17,514	3.06	3.39	17,514	3.06	3.39
4.00 to 4.99	894,517	4.86	2.73	894,517	4.86	2.73
5.00 and above	2,505,000	5.00	2.19	2,505,000	5.00	2.19
	7,766,211	3.31	2.86	7,189,563	3.37	2.77

The fair value of the Company's share options recognized as share-based compensation expense during the year ended December 31, 2023, the three months ended December 31, 2022 and years ended September 30, 2022 and 2021 were $1,405, $845, $1,551 and $2,199, respectively.

14.6 Dividends

On January 18, 2022, the Company announced and declared an inaugural quarterly cash dividend of $0.01 per common share. The Company paid a dividend of $2,892, $1,439 and $4,032 for the year ended December 31, 2023, the three months ended December 31, 2022, and the year ended September 30, 2022, respectively. On July 31, 2023, the Company suspended its quarterly dividends payments.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

14. Issued capital (continued)

14.7 Dividend Reinvestment Plan (“DRIP”)

On February 16, 2023, the Company adopted the DRIP which provides eligible shareholders of the Company with the opportunity to have all or a portion of the cash dividends declared on their common shares automatically reinvested into additional common shares, without paying brokerage commissions. The Company has the discretion to cause share issuances under the DRIP to be satisfied by issuing common shares from treasury or through purchases of common shares on the open market including the facilities of the NYSE American.

15. Revenue

	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022	For the year ended September 30, 2021
	($)	($)	($)	($)
Canadian Malartic	709	195	1,132	—
Cozamin	438	—	—	—
Borden	520	63	954	—
Jerritt Canyon	201	148	808	94
Others	1,180	176	1,050	98
	3,048	582	3,944	192

Others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty and pre-production payment of $646 and $48 and land agreement proceed of $437 and $99 for the year ended December 31, 2023 and three months ended December 31, 2022, respectively. For the year ended September 30, 2022, others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty payment of $386 and land agreement proceed of $450. For the year ended September 30, 2021, others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty payment of $90.

16. General and administrative expenses and project evaluations costs

	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022	For the year ended September 30, 2021
	($)	($)	($)	($)
Corporate administrative costs	3,036	1,366	5,035	2,818
Employee costs	2,824	738	2,998	1,304
Professional fees	2,144	836	8,374	5,158
	8,004	2,940	16,407	9,280
Depreciation	70	29	72	5
Share-based compensation	2,806	1,078	3,146	3,324
	10,880	4,047	19,625	12,609

During the year ended December 31, 2023, three months ended December 31, 2022, and years ended September 30, 2022 and 2021, included in the total general and administrative expenses and project evaluation costs were general and administrative expenses of $10,401, $3,932, $14,032 and $9,374, respectively, and corporate administrative costs of $479, $115, $5,593 and $3,235, respectively.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

17. Interest expenses

	For the year ended	For the three months ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022 (transition period)	September 30, 2022	September 30, 2021
	($)	($)	($)	($)
Bank loan	1,584	279	617	—
Convertible debentures	235	—	—	—
Lease liabilities	20	6	16	—
	1,839	285	633	—

18. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures, embedded derivatives, and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	342	—	—	342
Gold-linked loan	—	—	10,139	10,139
Financial assets at FVOCI
Long-term investments	—	—	1,587	1,587
Financial liabilities at FVTPL
Embedded derivatives	—	—	1,921	1,921
	342	—	13,647	13,989

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	3840	—	—	3,840
Financial assets at FVOCI
Long-term investments	—	—	1,587	1,587
Financial liabilities at FVTPL
Ely Warrants	132	—	—	132
Abitibi Options	110	—	—	110
	4,082	—	1,587	5,669

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2023, three months ended December 31, 2022, and years ended September 30, 2022 and 2021.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

18. Financial instruments (continued)

The Company's short investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The Company's short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy.

The fair value of the gold-linked loan is classified as Level 3 and is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold.

The Company's long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm's length parties in a recent transaction.

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

The fair value of the derivative liabilities related to the Abitibi Options is classified as Level 1 and is based on the quoted market price of these contracts.

The fair value of the embedded derivatives related to the convertible debentures is classified as Level 3 and is determined using the White Hull one factor model, which includes significant inputs not based on observable market data such as expected credit spread.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, convertible debentures, and lease obligation are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates. The fair value of the convertible debentures approximate their carrying values as there were not significant changes in economic and risk parameters or assumptions related to the convertible debentures since the issuance.

18.1 Financial risk management objectives and policies

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

18.2 Credit risk

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

18.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company's working capital (current assets less current liabilities) as at December 31, 2023 was $1,695, compared to December 31, 2022 of $7,559. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the adequate liquidity to meet its obligations and to finance its planned activities.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

18. Financial instruments (continued)

18.4 Currency risk

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

18.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at December 31, 2023, a 10% change in the market price of these investments would have an impact of approximately $25 on net loss. The Company is not exposed to significant equity price risk related to its marketable securities.

18.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended December 31, 2023. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the year ended December 31, 2023.

19. Related party transactions

19.1 Related Party Transactions

During the years ended December 31, 2023 and September 30, 2022 and 2021, the Company incurred $4, $136 and $71, respectively, in technology expenses for website design, hosting and maintenance service provided by Blender. Blender is controlled by a family member of Amir Adnani, a former director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as the compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. The Company recognized share-based compensation expense of $626 in respect of this contract, during the year ended September 30, 2022.

During the year ended December 31, 2023, the Company incurred interest expense of $176 to Queen's Road Capital Investment Ltd. ("QRC") on the Debentures. Warren Gilman, director of the Company, is the chairman and chief executive officer of QRC.

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2023, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

19.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by key management personnel of the Company for the year ended December 31, 2023, three months ended December 31, 2022, and years ended September 30, 2022 and 2021 are as follows:

	For the year ended	For the three months ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022 (transition period)	September 30, 2022	September 30, 2021
	($)	($)	($)	($)
Management salaries	1,332	275	1,453	939
Directors’ fees	332	102	442	233
Share-based compensation	1,701	788	1,628	2,154
	3,365	1,165	3,523	3,326

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

19. Related party transactions (continued)

19.2 Transactions with Key Management Personnel (continued)

The amount payable to management and directors of $54, $23, $582 and $632 was included in accounts payable and accrued liabilities as at December 31, 2023, December 31, 2022, September 30, 2022 and September 30, 2021, respectively. Such payables were fully settled subsequent to year end.

20. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in the USA, Brazil, Mexico, Colombia, Peru and Turkey, substantially all of the Company's assets and liabilities are held in Canada.

	December 31, 2023	December 31, 2022	September 30, 2022	September 30, 2021
	($)	($)	($)	($)
Non-current assets by geographical region as of:
Canada	447,519	453,801	453,917	67,271
USA	199,441	217,073	217,740	198,927
Brazil	31,390	—	—	—
Mexico	7,098	—	—	—
Total	685,448	670,874	671,657	266,198

21. Subsequent events

Amendments to Credit Facility

On March 1, 2024, the Facility was amended to extend the maturity date from March 31, 2025 to March 31, 2027. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.