Form 20-F
period 2024-12-31
Gold Royalty Corp.
filed 2025-03-20
CIK 1834026

s

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Andrew Gubbels, Chief Financial Officer

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

Tel: (604) 396-3066

E-mail: agubbels@goldroyalty.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	GROY	NYSE American
Warrants to purchase Common Shares	GROY-WT	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On December 31, 2024, the issuer had 170,205,124 common shares, without par value, outstanding.

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

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

We are subject to the reporting requirements of applicable Canadian and United States securities laws. The disclosure of scientific and technical information regarding the properties underlying our royalty and streaming interests contained herein is presented in accordance with subpart 1300 of Regulation S-K ("SK1300"), which differs from the disclosure requirements set forth under Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

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

Under SK1300, the U.S. Securities and Exchange Commission ("SEC") recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Although the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards, U.S. shareholders are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under SK1300 and the CIM Definition Standards. Accordingly, there is no assurance that estimates of mineral resources and mineral reserves disclosed by the operators underlying our royalty and other interests under NI 43-101 or JORC or disclosed by us in our Canadian disclosure documents will be the same as the reserve or resource estimates prepared by U.S. companies under SK1300.

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

TECHNICAL AND THIRD-PARTY INFORMATION

The disclosure contained herein respecting the projects underlying our royalty and other interests has been prepared in accordance with the exemption set forth in Items 1303(a)(3) and 1304(a)(2) of SK1300, in the U.S., and in Section 9.2 of NI 43-101, in Canada, and is based on information publicly disclosed by the owners and operators of such properties.

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

Our agreements governing our royalty and streaming interests generally do not require the operators to prepare technical report summaries or permit us the access and information sufficient to prepare our own technical report summaries under SK1300. See "Item 4. Information on the Company – D. Property, Plants and Equipment".

Unless otherwise noted, the disclosure contained herein of a scientific or technical nature relating to the Canadian Malartic Property has been derived from the technical report titled "NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" dated March 25, 2021, and with an effective date of December 31, 2020, prepared for Agnico Eagle Mines Ltd. ("Agnico Eagle"), and Yamana Gold Inc. ("Yamana"), and such report is available under their respective profiles on the System for Electronic Document Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca (the "Canadian Malartic Technical Report").

The scientific and technical information contained herein relating to our royalty and streaming interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services and a qualified person as such term is defined under NI 43-101 and SK1300.

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

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified herein.

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

GLOSSARY OF TECHNICAL TERMS

Abbreviations

In this Annual Report, the abbreviations "Au", "Ag", and "Cu" are used to express gold, silver, and copper, respectively, and the following abbreviations are used to express units of measurement and shorthand reference to types of royalty interests:

Abbreviation	Meaning	Abbreviation	Meaning
"g/t"	grams per tonne	"GRR"	gross revenue (royalty)
"kV"	kilovolt	"km"	kilometres
"NPI"	net profit interest (royalty)	"m"	metres
"oz"	ounces	"NSR"	net smelter return (royalty)
"tpd"	tonnes-per-day	"PTR"	per ton or tonne (royalty)
"TSF"	tailings storage facility

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

We are generally not directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties, streaming and similar interests that are or may be held by us. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from our asset portfolio will be based on any production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including making decisions regarding the feasibility, exploration and development of such properties or making decisions to commence, continue, reduce, suspend or discontinue production.

Our interests and those of third-party owners and operators may not always be aligned. For example, it will usually be in our interest to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk relating to the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streaming or similar interests that are or may be held by us.

Our inability to control or influence the exploration, development or operations of the properties in which we hold or may hold royalties, streaming and similar interests may have a material adverse effect on our business, results of operations and financial condition. In addition, the owners or operators may take action contrary to our policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with us; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to advance such properties or satisfy their obligations to us.

We may not be entitled to any compensation if the owners or operators of the properties in which we hold or may hold royalties, streaming and similar interests discontinue the exploration, development or operations of such properties on a temporary or permanent basis.

The owners or operators of the projects in which we hold interests may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which we have little or no control. A new operator installed as the result of such a completed transaction may not explore, develop or operate the project in a similar manner to the current operator and as such, our business, results of operations and financial condition may be materially adversely affected. The effect of any such transaction on us may be difficult or impossible to predict.

A substantial majority of our royalties, streaming and other interests are on non-producing properties and these and any future royalties, streaming or similar interests we acquire, particularly on exploration and development stage properties, are subject to the risk that they may never achieve production.

A substantial majority of our royalty and streaming interests are on non-producing properties, or on properties that do not have established mineral reserves under applicable Canadian or U.S. disclosure standards. These and any future royalties, streaming or similar interests we acquire may not achieve production or produce any revenues. While the discovery of gold deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streaming and similar interests that are or may be held by us will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying our current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying our current or future interests will be brought into a state of commercial production.

The failure of any of the properties underlying our non-producing interests to achieve production on schedule or at all could have a material adverse effect on our asset carrying values, the other benefits we expect to realize from our royalties, streaming and other interests or the acquisition of royalty and streaming interests, and potentially our business, results of operations, cash flows and financial condition.

Our revenue is subject to volatility in metal prices, which could negatively affect our results of operations or cash flow.

Our revenue is directly tied to metal prices and is particularly sensitive to changes in the price of gold, as we derive substantially all of our revenue from our existing royalty and streaming interests on producing properties. From time to time, we may also have interests where our rate of return varies based upon commodity price thresholds. In addition, some of our royalty agreements are based on the operator's concentrate sales to smelters and allow for price adjustments between the operator and the smelter based on metals prices on a future date, typically three to five months after shipment of concentrate. These price adjustments can decrease our revenue in future periods if metal prices decline following shipment.

The volatility in gold and other commodity prices may have an adverse impact on the value of our royalty and streaming interests and/or the payments we receive thereunder in the future.

The value of our royalty and streaming interests, including the amount of payment thereunder, and the potential future development of the projects underlying our interests are directly related to the market price of gold and other commodity prices.

Market prices for gold and other metals may fluctuate widely over time and are affected by numerous factors beyond our control. These factors include metal supply and demand, industrial and jewelry fabrication, investment demand, central banking actions, economic and trade policy (including tariffs and duties), expectations with respect to the rate of inflation, the relative strength of the dollar and other currencies, interest rates, gold purchases, sales and loans by central banks, forward sales by metal producers, global or regional political, trade, economic or banking conditions, and a number of other factors.

Declines in market prices could cause an operator to cease or slowdown exploration and development activities, reduce, suspend or terminate production from an operating project, or limit, suspend or terminate construction work at a development project which would negatively impact our ability to obtain revenues from our interests in the future, could have a material adverse effect on our business, results of operations and financial condition, could prevent us from recovering our initial investment in the project or impair the value of our interest.

We have limited or no access to data or the operations underlying our existing or future royalties, streaming and other interests.

In most cases, we are not, and will not be, the owner or operator of any of the properties underlying our existing or future royalties, streaming and similar interests and generally have no input in the exploration, development or operation of such properties. Consequently, we have limited or no access to related exploration, development or operational data or to the properties themselves. This could affect our ability to assess the value of such interests. This could also result in delays in cash flow from that anticipated by us, based on the stage of development of the properties underlying our existing or future royalties, streaming and similar interests. Our entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from our projections and we may not have rights of audit with respect to such interests. In addition, some royalties, streaming or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, we may not be in a position to publicly disclose related non-public information. Our limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which we have an interest may restrict our ability to assess value and in turn have a material adverse effect on our business, results of operations, financial condition and reporting. We attempt to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

A significant portion of our revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated.

Approximately 72% of our revenues in 2024 were derived from our royalty and streaming interests in the Borborema Project, Borden Mine, Canadian Malartic Property, Cozamin Mine, Côté Gold Mine, and Vareš Mine. We expect that certain of our existing royalty and streaming interests in production stage properties will continue to represent a significant portion of revenue going forward over the near-term. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operators, at one or more of these properties could have a more significant or longer-term impact on our results of operations than if the sources of our revenue was less concentrated.

The value and potential revenue from our royalties, streaming and other interests are subject to many of the risks faced by the owners and operators of our existing or future royalties, streaming and other interests.

Our royalties, streaming and similar interests generally generate revenue when the owners or operators of the underlying properties achieve and sustain production. As such, to the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which we hold or may hold royalties, streaming or similar interests, we will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or the destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as the failure of equipment or retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

Our business, financial condition and results of operations could be adversely affected by market and economic conditions.

A deterioration of market and economic conditions in the jurisdictions in which the mineral properties underlying our interests are located may adversely affect our financial condition and results of operations. Continued levels of high inflation or a return to, or weak recovery from, a recession due to factors including disruptions in financial markets in the United States or globally, natural disasters, changes in trade policy, including applicable tariffs and duties, changes in energy prices, political upheavals, war or unrest could adversely impact our results of operations, including by negatively impacting the ability of the operators of the properties underlying our royalties, streaming and other interests to continue development or production operations.

Any deterioration in economic conditions may also negatively impact our ability to obtain equity or debt financing, on acceptable terms or at all. Additionally, economic conditions will impact the ability of the owners and operators of the properties underlying our interests to obtain any necessary financing arrangements to maintain such properties or continue planned development, production or other activities related thereto, which may adversely affect our financial condition or results of operations.

We may enter into acquisitions or other material transactions at any time.

In the ordinary course of business, we engage in a continual review of opportunities to acquire royalties, streaming or similar interests, to establish new royalties, streaming or similar interests on operating mines, to create new royalties, streaming or similar interests through financing mine development or exploration, or to acquire companies that hold royalties, streaming or similar interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial, legal and other confidential information, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes. We may consider obtaining debt commitments for acquisition financing. In the event that we choose to raise debt capital to finance any acquisition, our leverage may be increased. We also could issue common shares or securities convertible into common shares to fund acquisitions. Issuances of such securities could dilute existing shareholders and may reduce some or all of our per share financial measures.

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

As of December 31, 2024, we had $25.3 million outstanding under our secured revolving credit facility ("Credit Facility") and $40 million in aggregate principal amount of convertible debentures outstanding (the "Debentures"). We may also incur additional indebtedness in the future. The Credit Facility contains a floating interest rate. Our levels of indebtedness and higher interest rates could impact us as follows:

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
•
decrease our future earnings.

The documents underlying our indebtedness contain customary financial and other restrictive covenants. These restrictions will affect, and may limit or prohibit, our ability to, among other things, incur or guarantee additional indebtedness, pay dividends or make distributions, redeem or repurchase shares, create liens and enter into mergers, consolidations or transactions with affiliates. The Credit Facility includes covenants requiring us to maintain prescribed financial ratios and tests. Failure to comply with such covenants could result in events of default and could have a material adverse effect on our liquidity, results of operations and financial condition.

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

In order to further our growth strategy and maintain our operations, we may require additional financing in the future. Such future financing may be in the form of debt or equity financing. We may be unable to obtain such financing on acceptable terms or at all. Failure to obtain any necessary financing in the future could delay or postpone our future business activities, which may have a material adverse effect on our profitability, results of operations and financial condition. Additionally, our existing Credit Facility matures in March 2028. Any inability to renew or refinance such Credit Facility on acceptable terms may have an adverse impact on our liquidity and financial position.

Our future growth is, to an extent, dependent on our acquisition strategy.

As part of our business strategy, we will seek to purchase or otherwise acquire gold and other precious metal royalties, streaming or similar interests from third-party natural resource companies and others. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. There can be no assurance that we will be able to identify and complete any acquisition, transaction or business arrangement that we pursue on favorable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit us.

Our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty and streaming interests and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators.

Defects in, or disputes relating to the royalty and streaming interests we hold or acquire may prevent us from realizing the anticipated benefits from these interests and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Material changes could also occur that may adversely affect management's estimate of the carrying value of our royalty and streaming interests and could result in impairment charges.

While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and streaming interests we acquire, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the agreement reflecting the royalty and streaming interest. Similarly, in many jurisdictions, royalty and streaming interests are contractual in nature, rather than interests in land, and therefore may be subject to risks resulting from change of control or the bankruptcy or insolvency of operators, and as such, our royalty and streaming interests could be materially restricted or set aside through judicial or administrative proceedings. Our financial condition and results of operations may also be negatively impacted as a result of an event of insolvency or bankruptcy involving the owners or operators of the properties underlying our interests.

If title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third-parties, our existing royalty and streaming interests could be found to be invalid.

Our business is subject to the risk that operators of mining projects and holders of exploration or mining claims, tenements, concessions, licenses or other interests in land and minerals may lose their exploration or mining rights, allow them to expire, or have their rights to explore and mine properties contested by private parties or the government. Internationally, exploration and mining tenures are subject to loss for many reasons, including expiration, failure of the holder to meet specific legal qualifications, failure to establish a deposit capable of economic extraction, failure to pay maintenance fees or meet expenditure or work requirements, reduction in geographic extent upon passage of time or upon conversion from an exploration tenure to a mining tenure, failure of title, expropriation and similar risks. If title to exploration or mining tenures subject to our royalty and streaming interests has not been properly established or is not properly maintained, or is successfully contested, our royalty and streaming interests could be adversely affected.

Operators may interpret our existing or future royalties, streaming or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.

Royalty and streaming interests are generally subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our existing or future royalties, streaming or other interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or streaming interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things, methods for calculating the royalty or streaming interest; various rights of the operator or third-parties in or to the royalty or streaming interest or the underlying property; the obligations of a current or former operator to make payments on royalty and streaming interests; and various defects or ambiguities in the agreement governing a royalty or streaming interest.

Certain of our royalty interests are subject to buy-down and other rights of third-parties.

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

Development and operation of mines is capital intensive and any inability of the operators of properties underlying our existing or future royalties, streaming or similar interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of, and revenue from, such interests.

If operators of properties where we hold interests do not have the financial strength or sufficient credit or other financing capability to cover the costs of developing or operating a mine, they may curtail, delay or cease development or operations at a mine site, or enter into bankruptcy proceedings. An operator's ability to raise and service sufficient capital may be affected by, among other things, macroeconomic conditions, future commodity prices of metals to be mined, or further economic volatility in the United States, Canada and global financial markets. If certain of the operators of the properties on which we have royalty and streaming interests suffer these material adverse effects, then our existing or future royalties, streaming or similar interests, including the value of and revenue from them, and the ability of operators to obtain debt or equity financing for the exploration, development and operation of their properties may be materially adversely affected.

In addition, our ability to generate future cash flows and our financial condition will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streaming and similar interests that are or may be held by us. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. Our rights to payment under royalties, streaming and other interests must, in many cases, be enforced by contract without the protection of a security interest over property that we could readily liquidate. This may inhibit our ability to collect outstanding payment in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, in many instances, we may be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery.

Estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalties, streaming and other interests may be subject to significant revision.

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond our control and the control of the operators of properties in which we have royalties, streaming and other interests. Such estimates are prepared by the operator of the underlying property. We do not participate in the preparation or verification of such reports and have not independently assessed or verified the accuracy of such information.

In addition, the mineral resources and mineral reserves referenced in the disclosure by the owners and operators of the properties underlying our royalties, streaming and other interests and in our other disclosure documents have been determined by the project operator based on assumed future prices, cut-off grades, operating costs and other key assumptions. However, until mineral deposits are actually mined and processed, any mineral resources and mineral reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resources is uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Any material change in the quantity of mineralization, grade or mill feed to waste ratio or extended declines in market prices for the underlying metals may render some or all of our mineralization uneconomic and result in reduced reported mineral resources or mineral reserves. Any material reductions in estimates of mineral resources or mineral reserves reported by the operators of our interests, or of their potential ability to extract such mineral resources or mineral reserves in the future, could have a material adverse effect on our results of operations and financial condition.

Depleted mineral reserves may not be replenished, which could reduce the income we would have expected to receive from a particular royalties, streaming or similar interest.

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by operators will not be replenished by discoveries or acquisitions which could have a material adverse effect on our results of operations and financial condition.

Operations in foreign countries or other sovereign jurisdictions are subject to many risks, which could decrease our revenues.

Our royalties, streaming and other interests on properties outside of the United States are located in Canada, Mexico, Colombia, Brazil, Bosnia and Herzegovina, Turkey and Peru. In addition, future acquisitions may expose us to new jurisdictions. Our activities and those of the operators of properties on which we hold royalty and streaming interests are subject to the risks normally associated with conducting business in foreign countries or within the jurisdiction of Indigenous peoples that may be recognized as sovereign entities in the United States and elsewhere. These risks may impact the operators of our interests, depending on the jurisdiction, and include such things as:

•
expropriation or nationalization of mining property;
•
seizure of mineral production;
•
exchange and currency controls and fluctuations;
•
limitations on foreign exchange and repatriation of earnings;
•
restrictions on mineral production and price controls;
•
import and export policies and regulations, including tariffs, duties, trade sanctions and restrictions on exports, including changes in such policies and regulations;
•
changes in legislation and government policies, including changes related to taxation, government royalties, currency, foreign ownership, foreign investment and other forms of government take;
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
•
suspension of the enforcement of creditors' rights and shareholders' rights; and
•
loss of access to government-controlled infrastructure, such as roads, bridges, rails, ports, power sources and water supply.

These risks may limit or disrupt the exploration and development of mines or projects on which we hold royalties, streaming and other interests, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Various international and national, state and provincial laws, rules, regulations and other practices relate to the rights of Indigenous peoples. Some of the properties where we hold royalty and other interests are located in areas presently or previously inhabited or used by Indigenous peoples. Many of these laws impose obligations on governments to respect the rights of Indigenous people. Some mandate that governments consult with Indigenous people regarding government actions which may affect them, including actions to approve or grant mining rights or permits. One or more groups of Indigenous people may oppose continued operation, further development or new development of the properties where we hold royalty and streaming interests. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression, and claims and protests of Indigenous peoples may disrupt or delay activities of the operators of the properties.

In addition, the Supreme Court of Canada in Tsilhqot'in Nation v. British Columbia held that Aboriginal title is a beneficial interest in the land, the underlying control of which is retained by the Crown. The rights conferred by the Aboriginal title include the right to determine how the land will be used, to enjoy, occupy and, possess and to proactively use and manage the land including the natural resources. The Tsilhqot'in Nation case sets out criteria by which the Crown can override the Aboriginal title in the public interest which includes consultations and accommodation, substantive and compelling objectives and respecting the fiduciary obligations to the Aboriginal body in question. Our royalty and streaming interests in Canada and other jurisdictions may now or in the future be the subject of Indigenous land claims. The legal nature of such claims is a matter of considerable complexity. The impact of any such claim on our royalty and streaming interests cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of Indigenous rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the activities of the operator of underlying projects or other existing or future interests.

The mining industry is subject to environmental risks in the jurisdictions where projects underlying our interests are located, including risk associated with climate change.

Exploration, development and mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. Concerns regarding climate change have resulted in international, national and local treaties, legislation and initiatives that affect mineral exploration and production, including those intended to reduce industrial emissions and increase energy efficiency. Compliance with all such laws and regulations, treaties and initiatives could increase permitting requirements, result in stricter standards and enforcement, and require significant increases in capital expenditures and operating costs by operators of properties subject to our interests. Further, breach of an environmental law, regulation, treaty or initiative may result in the imposition of fines and penalties or other adverse impacts on operators and their properties, which may be material. If an operator is forced to incur significant costs to comply with environmental laws and regulations, treaties and initiatives, becomes subject to related restrictions that limit its ability to develop our projects, or expand operations, loses its right to use or access power, water or other raw materials necessary to operate a mine, or if the costs to comply with such laws and regulations, treaties and initiatives materially increase the capital or operating costs on the properties where we hold royalties, streaming or other interests, our revenues could be reduced, delayed or eliminated.

Our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies.

Pandemics and other public health crises may impact the ability of the owners and operators of the properties underlying our royalties, streaming or other interests to conduct activities at, or operate, such properties. Additionally, volatility in metal prices and the global economy resulting from pandemics, could cause the delay, suspension or termination of exploration, development or operational activities at the projects underlying our royalties, streaming or other interests, which could adversely impact our financial condition and results of operations. The global economy, metal prices and financial markets have experienced, and may in the future experience, significant volatility and uncertainty due to the effects of the spread of illness or other public health emergencies. Travel and other restrictions could limit or delay acquisition opportunities or other business activities. In addition, economic volatility, supply chain issues, labor shortages, disruptions in the financial markets, or severe price declines for gold or other metals could adversely affect our ability to obtain future debt or equity financing for acquisitions on acceptable terms or at all.

We depend on the services of our Chief Executive Officer, Chief Financial Officer, Chief Development Officer and other management and key employees.

We believe that our success depends on the continued service of our key executive management personnel. The loss of services of key members of management or other key employees could disrupt the conduct of our business and jeopardize our ability to maintain our competitive position in the industry. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalty and streaming interests is limited and there is competition for such persons. Recruiting and retaining qualified executive management and other key employees is critical to our success and there can be no assurance of such success. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest.

Certain of our directors and officers also serve as directors and officers of, or have significant shareholdings in, other companies involved in natural resources investment, exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which we participate, or in transactions or ventures in which we may seek to participate, they may have a conflict of interest in negotiating and concluding terms with respect to such participation. In cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of royalties, streaming or similar interests. Such potential conflicts of interests of our directors and officers may have a material adverse effect on our business, results of operations and financial condition.

A significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results.

We rely on a variety of information technology and automated operating systems to manage and support our operations. For example, we depend on our information technology systems for financial reporting, operational and investment management, and email. These systems contain, among other information, our proprietary business information and personally identifiable information of our employees. The proper functioning of these systems and the security of such data is critical to the efficient operation and management of our business, and these functions are outsourced by us to third-party service providers on whom we rely for the security and proper functioning of these systems. In addition, these systems could require modifications or upgrades from time to time as a result of technological changes or growth in our business, and we might change the third-party service providers with whom we contract to maintain the functioning or security of these systems from time to time, which modifications, upgrades or changes could be costly and disruptive to our operations and could impose substantial demands on management's time. Our systems, and those of our third-party service providers, could be vulnerable to damage or disruption caused by catastrophic events, power outages, natural disasters, computer system or network failures, viruses, ransomware or malware, physical or electronic break-ins, unauthorized access, or cyber-attacks. Any security breach could compromise our networks, and the information stored on them could be improperly accessed, disclosed, lost, stolen or restricted. Because techniques used to sabotage, obtain unauthorized access to systems or prohibit authorized access to systems change frequently and generally are not detected until successfully launched against a target, we or our third party service providers might be unable to anticipate these techniques, and the steps that we or our third party service providers have taken to secure our systems and electronic information might not be adequate to prevent a disruption or attack. Any unauthorized activities could disrupt our operations or those of our third-party service providers on which we are dependent, damage our reputation, or result in legal claims or proceedings, any of which could adversely affect our business, reputation, or operating results. See "Item 16K. Cybersecurity".

Potential litigation affecting the properties that we have royalties, streaming or similar interests in could have a material adverse effect on us.

Potential litigation may arise between the operators of properties on which we have royalties, streaming or similar interests or on which we acquire royalty and streaming interests in the future and third-parties. As a holder of such interests, we generally do not have any influence on litigation such as this and generally will not have access to non-public information concerning such litigation. Any such litigation that results in the reduction, suspension or termination of a project or production from a property, whether temporary or permanent, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices rather than those of the United States, except to the extent that such laws would be contrary to U.S. securities laws, provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. See "Item 16G. Corporate Governance". As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

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

In addition, stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our securities. Hence, the market price of our securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our securities regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management's attention and resources could be diverted and it could harm our business, operating results and financial condition.

The NYSE American may delist our securities, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

While our common shares and common share purchase warrants are listed for trading on the NYSE American under the trading symbols "GROY" and "GROY-WT", respectively, we cannot assure you that our securities will continue to be listed on the NYSE American. If the NYSE American delists our common shares and common share purchase warrants from trading on its exchange, we could face significant material adverse consequences, including:

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

Our bylaws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit shareholders' ability to obtain a favorable judicial forum for disputes with us.

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

U.S. holders of our common shares or common share purchase warrants may suffer adverse tax consequences as a result of our passive foreign investment company status.

We expect to be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under "Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations") holds the common shares or common share purchase warrants, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read "Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations for United States Holders" for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a "qualified electing fund" election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

We have not made a formal determination as to whether we would be classified as a PFIC for the tax year ended December 31, 2024 or in past years, and do not plan to make such a determination for subsequent years. However, we expect that we should be treated as a PFIC for the tax year ended December 31, 2024, and may continue to be treated as a PFIC in future years. For the fiscal years ended December 31, 2023, and September 30, 2022, pursuant to Treasury Regulation Section 1.1295-1(g)(1), we issued to our U.S. shareholders a "PFIC Annual Information Statement" to assist U.S. shareholders who wish to make a Qualified Electing Fund Election under Section 1295 of the Code ("QEF Election").

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

We are a corporation organized under the laws of Canada. We were incorporated under the name Gold Royalty Corp. on June 23, 2020, under the CBCA and continued under the same name following completion of an internal reorganization and vertical amalgamation under the CBCA on July 24, 2024. Our head office is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 4A2 and our telephone number is +1 (604) 396-3066. Our registered office is 925 West Georgia Street, Suite 1000, Vancouver, British Columbia, Canada V6C 3L2. Our website address is www.goldroyalty.com. Information on our website is not incorporated herein by reference.

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

Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Ave, Suite 204, Newark, DE 19711.

On March 8, 2021, we completed our IPO of 18,000,000 units (the "IPO Units") at a price of $5.00 per IPO Unit for gross proceeds of $90,000,000. Each IPO Unit consisted of one common share and one half of a common share purchase warrant, and each common share purchase warrant entitled the holder to acquire a common share at a price of $7.50 per share until March 11, 2024. We granted the underwriters under our IPO an over-allotment option to purchase up to 2,700,000 common shares and/or 1,350,000 common share purchase warrants at $4.995 per share and $0.01 per common share purchase warrant, respectively, pursuant to which 721,347 additional common shares and 1,350,000 additional common share purchase warrants were issued by us. In connection with our IPO, our common shares and common share purchase warrants commenced trading on the NYSE American on March 9, 2021. Such warrants expired in March 2024.

On August 23, 2021, we completed the acquisition of all of the outstanding common shares in Ely Gold Royalties Inc. ("Ely") by way of a statutory plan of arrangement (the "Ely Arrangement") under the Business Corporations Act (British Columbia). Pursuant to the Ely Arrangement, we issued 30,902,176 of our common shares and paid $65 million (approximately C$84 million) in cash. As a result of the Ely Arrangement, each of the 15,946,732 warrants to purchase common shares of Ely that were outstanding immediately prior to the effective time thereof represented the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a common share plus C$0.0001 in cash.

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

Additionally, pursuant to the transaction, each of Golden Valley's 1,166,389 share purchase options that were outstanding immediately prior to closing were exchanged for options to purchase 2,498,045 of our common shares. Based on the share price of our common shares, and the estimated fair value of options to purchase our common shares issued in exchange for Golden Valley options, the total consideration for the acquisition was approximately $306 million.

B. Business Overview

We are a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. Our diversified portfolio currently includes 248 royalty and streaming interests across varying stages, of which 7 are on cash flowing assets.

Our Strategy

Our mission is to acquire royalties, streaming and similar interests at various stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for investors.

In carrying out our long-term growth strategy, we seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalties, streaming or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

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

Royalties and Streams Generally

A royalty is a payment to a royalty holder that is typically based on a percentage of the minerals produced or the revenues or profits generated from the underlying project. With a stream, the holder makes an upfront payment or deposit to purchase a pre-agreed percentage of a mine's production at a defined or pre-determined price. Royalties are typically for the life of a mine, but streams can also be structured over a specified period or production interval. Royalties and streams are non-operating interests in the underlying project and therefore, the holder is generally not responsible for contributing additional funds for any purpose, including capital and operating costs.

Royalties and streams interests limit the holder's exposure, in most instances, to exploration, development, operating, sustaining or reclamation expenditures typically associated with an operating interest in a mine. While they have limited operating exposure, royalty and stream holders do however benefit from any resource expansion or upside generated by exploration success, mine life extensions and operational expansions within the areas covered by the interest. A royalty and streaming business model provides greater diversification than typical mining companies. Royalty and streaming companies typically hold a portfolio of diversified assets, whereas mining companies generally depend on one or several key mines. Royalty and streaming companies therefore generally offer a relatively lower risk investment when compared to operating companies, while still offering potential upside to resource expansion and underlying commodity prices. Our diversified portfolio consists primarily of net smelter return royalties on gold properties, as well as NSR royalties on properties with other primary commodity exposure, net profit interest royalties on gold properties, and a revenue generating copper stream.

NSR royalties generally require the owner or operator of the underlying project to make payments to the holder based on the net revenue that they receive from the sale of the applicable commodity, less certain deductible costs, which often include off-site costs such as transportation and refining.

NPI royalties generally require the owner or operator of the underlying project to make payments to the holder based on the profit, which is determined by subtracting the sum of allowable deductions such as operating cost, capital expenditure, general administrative expenses and other agreed upon deductions from revenue.

GRR royalties generally require the owner or operator of the underlying project to make payments to the holder based on the gross revenues from the sale of the applicable commodity.

PTR royalties generally require the owner or operator of the underlying project to provide a fixed amount per ton or tonne of the applicable material processed that contains the relevant commodity.

Our Business Model

Our business model is focused on managing and growing our portfolio of precious metals interests through the acquisition of additional royalties, streaming and similar interests. We generally do not operate mines, develop projects or conduct exploration; therefore, we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator projects. We believe that the advantages of this business model include the following:

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

Competitive Strengths

We believe that our competitive strengths include:

•
Significant and Diversified Royalty Portfolio. We currently hold 248 royalty and streaming interests of which 7 are on cash flowing assets. These interests are located in eight countries primarily across the Americas. Additionally, the properties underlying such royalties, streaming and similar interests are currently operated by over 93 different partners. This provides us with a relatively geopolitically stable and diversified portfolio base with significant future upside potential through our earlier stage royalties, streaming and similar interests.
•
Experienced Team with a Proven Track Record in Mining. Our management team, board of directors and advisory board have significant experience in the mining sector, including key expertise in exploration, development and operational areas, along with important capital markets acumen and extensive networks. We believe this enhances our ability to execute on opportunities and makes us an attractive partner to potential royalty and stream counterparties where our collective knowledge and experience could add value to their business. In addition, we believe our team's collective experience and network provide us with many of the capabilities of much larger companies, while allowing us to maintain a lean cost structure and a strong entrepreneurial culture.
•
Lean but Scalable Operating Structure. While we maintain a lean operating profile, we retain sufficient flexibility to rapidly assess and respond to new investment opportunities. We intend to leverage external expertise when appropriate, which should give us the ability to expand our technical and geographic footprint well outside of our internal resources and maintain a high level of confidence that a comprehensive range of opportunities are evaluated to meet our objectives and long-term strategy.
•
Positioned to Execute on our Growth-Oriented Strategy. Since our IPO we have aggressively executed our growth strategy. Our demonstrated transaction record in 2024 included the acquisition of royalty and/or streaming interests in key jurisdictions, including the Vareš copper stream in Bosnia and Herzegovina. Furthermore, we expect that our experienced management team and extensive relationships coupled with our strong technical skills and execution capabilities will position us to source and pursue new growth opportunities across the asset spectrum.
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

Generating and Evaluating Acquisition Opportunities

In addition to the acquisitions we have completed since our IPO, we plan to aggressively continue to pursue accretive royalty and streaming transactions, targeting near-term production and complementary development and exploration projects worldwide. We believe we offer potential counterparties added value, by virtue of, among other things, our:

•
ability to provide non-dilutive project development financing;
•
capital markets presence, which provides counterparties with expanded visibility;
•
ability to leverage the experience of our team to offer market and development insights to the management and boards of counterparties; and
•
due diligence and selection process, which provides a potential third-party endorsement of the projects underlying royalties, streams and other interests we select for acquisition.

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

We believe our core team has the experience and capability to provide creative solutions for our prospective partners thereby enhancing our ability to acquire attractive growth assets, whether in a competitive auction process or as a result of bilateral discussions.

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

Competition

The mining industry in general, and the royalty and streaming segments in particular, are extremely competitive. We compete with other royalty and streaming companies, mine operators, and financial buyers in efforts to acquire royalties, streaming and similar interests. We also compete with the lenders, investors, and other royalty and streaming companies providing financing to operators of mineral properties in our efforts to create new interests.

Our competitors may be larger than we are and may have greater resources and access to capital than we have. Key competitive factors in the royalty and stream acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structure and consideration, and access to capital.

Regulation

Operators of the mines that are subject to our royalty and streaming interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Mexico, Brazil, Canada, Colombia, Bosnia and Herzegovina, Turkey and Peru where we hold royalty and streaming interests. Although we, as a royalty and streaming owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

Environmental, Social & Governance ("ESG")

Due to the nature of our business, we do not directly manage the ESG risks associated with the operators and underlying assets of our royalties. To manage these risks, we undergo a thorough ESG due diligence process as a part of our financial and technical due diligence which includes, where possible, a review of environmental risks and practices; water management risks and practices; health and safety records and management practices; climate change mitigation and adaptation plans; human rights risks; jurisdictional and political/country-related risks; and community relations, pertaining to the operators ability to earn social license to operate.

With respect to the ESG topics directly associated with our business, we currently have an ESG and Sustainability policy, a Supplier Code of Conduct and Anti-Corruption Policy. These policies aim to strengthen our governance of ESG risks, by providing guidance to employees, partners and suppliers on appropriate behavior aligned to our Company's values. In 2023, we released our inaugural sustainability report, detailing our ESG practices and management of ESG-related risks.

C. Organizational Structure

The following chart sets forth our current corporate organization as of the date hereof.

D. Property, Plants and Equipment

We are a precious metals-focused royalty company. Our diversified portfolio currently consists of 248 royalty and streaming interests across varying stages. In addition to royalty and streaming interests, we hold rights to acquire additional royalties. See " – Buyback Rights".

As we are not the operator and generally not the owner of the properties underlying our royalty and streaming interests, we have limited or no access to related exploration, development or operational data or to the properties underlying our royalty and streaming interests. As such, the disclosure herein is based on information publicly disclosed by the owners and operators of such properties. Although we do not have any knowledge that such information may be inaccurate, there can be no assurance that such third-party information is complete or accurate.

For the purposes of SK1300 and NI 43-101, we currently consider our royalty interest on portions of the Canadian Malartic Property, located in Québec, Canada, as our only material property. SK1300 requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed "technical report summary" from a qualified person with respect to each material mining property; and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. Because our assets are comprised of royalty and similar interests, for the purposes of this Annual Report, we have relied on Item 1302(b)(3)(ii) of SK1300 and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we requested such technical report summary from the operators of the projects underlying our material royalty interests and were denied the request.

Royalty and Streaming Interests

SK1300 Project Classifications

We generally classify our royalty and streaming interests based on the stage of development of the projects underlying such interests.

The table below classifies projects based upon the definitions set forth in SK1300, utilizing the following classifications:

•
Production Stage Property – is a property with material extraction of mineral reserves.
•
Development Stage Property – is a property that has mineral reserves disclosed pursuant to SK1300, but no material extraction.
•
Exploration Stage Property – is a property that has no mineral reserves disclosed.

Based on the classifications set forth in SK1300, as of the date hereof, we have royalties and streams on 7 Production Stage Properties and 241 Exploration Stage Properties.

Readers are advised that the SK1300 classifications used herein may not be comparable to those utilized by issuers under applicable Canadian and other international requirements or those used in our disclosures prepared under applicable Canadian securities laws.

Geographic Location of Interests

The following map sets forth the geographic locations of our royalty and streaming interests as of the date hereof:

Summary Disclosure

The following table sets forth summary information regarding our material and other selected key royalty and streaming interests:

Project Name	Operator	Interest	Metals	Jurisdiction	SK1300 Project Stage	Mine Types and Mineralization Styles
Borden Mine(1)	Newmont Corporation ("Newmont")	0.5% NSR	Au	Ontario, Canada	Production Stage

Underground mine.
The gold mineralization at the Borden Mine occurs as a broad zone of disseminated and fracture-controlled sulphides within a volcano-metasedimentary package of variable composition. The mineralization generally consists of low to moderate grade gold, with minor silver, and is characterized by a persistent higher-grade core surrounded by a lower grade envelope.

Canadian Malartic Property (open pit)(2)	Agnico Eagle	2.0% - 3.0% NSR	Au, Ag	Québec, Canada	Production Stage

Open pit mine.
Canadian Malartic Property is a large-tonnage, low-grade Archean gold system, consisting of a widespread shell of disseminated gold-bearing pyrite mineralization hosted by porphyritic felsic to intermediate intrusions and altered metasediments.

Canadian Malartic Property - Odyssey mine(2) (underground)	Agnico Eagle	3.0% NSR	Au, Ag	Québec, Canada	Production Stage

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

Côté Gold Mine(1)	IAMGOLD Corporation ("IAMGOLD")	0.75% NSR	Au, Ag	Ontario, Canada	Production Stage	Open pit mine Côté Gold Mine is a low-grade, high tonnage Archean gold system that can be described as a synvolcanic intrusion related and stockwork disseminated gold deposit.
Cozamin Mine(1)	Capstone Copper Corp.	1.0% NSR	Cu, Ag	Zacatecas, Mexico	Production Stage

Underground mine.
Epithermal and mesothermal vein deposits containing silver, gold and base metals (copper, lead and zinc). The host rocks for the Mala Noche Vein system are intercalated carbonaceous metasedimentary rocks and andesitic volcanic rocks, and tertiary rhyolite intrusive rocks and flows. Copper-dominant mineralization is associated with rhyolite flow domes.

Granite Creek Project(3)	i-80 Gold Corp. ("i-80")	10.0% NPI	Au	Nevada, USA	Production Stage	Underground mining has commenced, open pit in development. Mineralization at Granite Creek is Carlin-type, similar to nearby deposits at Turquoise Ridge and Twin Creeks.
Vareš Mine(4)	Adriatic Metals Plc	100% Stream	Cu	Zenica-Doboj Canton, Bosnia and Herzegovina	Production Stage	Underground mine. The Rupice deposit is a polymetallic (lead, zinc, copper, gold and silver), massive sulphide mineralization that is hosted primarily in a stratiform brecciated dolomite host unit.
Borborema Project(5)	Aura Minerals Inc. ("Aura")	2.0% NSR and royalty convertible loan	Au	Rio Grande do Norte, Brazil	Exploration Stage

Open pit mine in construction.
The deposit is considered a classic type of orogenic gold deposit. The main mineralized shear zone is about 30m thick.
The mineralized sequence has been subjected to complex multi-stage deformation, with folded, sheared, dismembered and boudinaged quartz and quartz-carbonate veins commonly associated with gold mineralization.

Fenelon Gold Project(1)	Wallbridge Mining Company Limited ("Wallbridge")	2.0% NSR	Au	Québec, Canada	Exploration Stage

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

South Railroad Project(1)	Orla Mining Ltd. ("Orla Mining")	0.44% NSR	Au, Ag	Nevada, USA	Exploration Stage	Open pit mine in development. The gold-silver deposits within the South Railroad property are considered to be Carlin-type, sedimentary-rock-hosted deposits.
Tonopah West Project	Blackrock Silver Corp.	3.0% NSR	Au, Ag	Nevada, USA	Exploration Stage

Not a current mining operation.
The Tonopah West Project hosts high-grade silver and gold mineralization within intermediate sulfidation epithermal quartz veins and quartz cemented breccias. Vein mineralogy includes quartz, adularia, pyrite, and parallel bands of fine-grained black sulfide and/or sulfosalt minerals.

Whistler Project(6)	U.S. GoldMining Inc. ("U.S. GoldMining")	1.0% NSR	Au, Ag, Cu	Alaska, USA	Exploration Stage

Not a current mining operation.
The Whistler Project is hosted by a multi-phase diorite porphyry intrusive complex. Magmatic hydrothermal mineralization (gold, copper) is characterized by abundant disseminated sulphide and quartz sulphide vein stockworks.

__________

Notes:

(1)
Royalty applies to only a portion of the property.
(2)
Applies to all of the Jeffrey zone and to a portion of the Barnat Extension of the Canadian Malartic mine (open pit) on the Canadian Malartic Property, as well as portions of Odyssey, East Malartic, Sladen and Sheehan zones. See " – Material Property" for further information.
(3)
Royalty subject to a production hurdle of 120,000 oz of production.
(4)
The Vareš copper stream applies to 100% of copper production from the mining area over the Rupice deposit. The stream has associated ongoing payments equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%.
(5)
Royalty to decrease to a 0.5% NSR after 725,000 oz of gold production. Subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050. Gold linked royalty convertible loan may be converted into an incremental 0.5% NSR upon maturity, the converted 0.5% NSR may also be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.
(6)
Royalty can be increased to 1.75% NSR for an exercise price of $5 million.

See "Item 5. Operating and Financial Review and Prospects – Selected Asset Updates" for further information regarding our material and other key royalties.

In addition to the above, our portfolio currently also includes the following additional Exploration Stage royalties:

Asset(1)	Operator / Optionor	Interest	Metals	Location
Agar	Val-d'Or Mining Corp. ("Val-d'Or Mining")	1.25% NSR	Au	Québec, Canada
Alpha Project	O3 Mining Inc.	1.5% NSR and 20% FCI	Au	Québec, Canada
Amikougami	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Antelope Springs	Americas Gold and Silver Corporation ("Americas Gold Corporation")	1.0% NSR	Au	Nevada, USA
Aquilon†	Sirios Resources Inc. ("Sirios Resources")	1.0% NSR	Au	Québec, Canada
Arbade	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Arbaden	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Atlanta	Nevada King Gold Corp. ("Nevada King")	3.0% NSR	Au	Nevada, USA
Aurora West (optioned)	Goldcliff Resource Corporation ("Goldcliff")	2.0% NSR	Au	Nevada, USA
Authier North	Owned by Eagle Ridge optioned to Power Metals (UK) ("Power Metals")	1.0% NSR	Au	Québec, Canada
Bachelor	Eagle Ridge Mining Ltd. ("Eagle Ridge")	3.0% NSR	Au	Québec, Canada
Baden	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Bald Mountain JV	Kinross	1.25% NSR	Au	Nevada, USA
Bald Mountain(2)	Kinross	2.0% NSR	Au	Nevada, USA
Bald Peak	Paramount Gold Nevada Corp. ("Paramount Gold")	3.0% NSR	Au	Nevada, USA
Barraute	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Batistao	GoldMining Inc. ("GoldMining")	1.0% NSR	Au	Brazil
Bearmac	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Bejopipa	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Bench Depth	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Big Ten – Amsel	VR Resources Ltd. ("VR Resources")	2.0% NSR	Au	Nevada, USA
Big Ten – Danbo	VR Resources	3.0% NSR	Au	Nevada, USA
Blue Mountain	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Bogside	Val-d'Or Mining	2.0% NSR	Au	Québec, Canada
Bogside	Val-d'Or Mining	2.5% NSR	Au	Québec, Canada
Bogside NW	Val-d'Or Mining	2.5% NSR	Au	Québec, Canada
Bogside NW	Val-d'Or Mining	2.5% NSR	Au	Québec, Canada
Borderline	Progenitor Metals Corp. ("Progenitor")	1.25% NSR	Au	Québec, Canada
Bosum-Sud	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Briggs	ENECo, Inc.	1.5% NSR	Au	California, USA
Broker's Fee	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
BS	Group Eleven Resources Corp. ("Group Eleven")	2.0% NSR	Au	New Mexico, USA
Buff	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA
Bullfrog South	Augusta Gold Corp.	2.0% NSR	Au	Nevada, USA
Butte Highlands	Butte Highlands JV	2.0% NSR	Au	Montana, USA
Butte Valley (optioned)	Lion Copper and Gold Corp.	2.0% NSR	Au	Nevada, USA
Cachoeira	GoldMining	1.0% NSR	Au	Brazil
Cadillac Shear	Eagle Ridge	1.0% NSR	Au	Québec, Canada
Cadillac†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Calamity	Progenitor	1.25% NSR	Au	Québec, Canada
Callahan†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Carlin (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Casault†	Wallbridge	1.0% NSR	Au	Québec, Canada
Castle/Black Rock	Allegiant Gold Ltd.	2.0% NSR	Au	Nevada, USA
Charlie Creek	Black Mammoth Metals Corporation ("Black Mammoth")	2.0% NSR	Au	Nevada, USA
Cheechoo Project	Sirios Resources	2.5% to 4.0% NSR	Au	Québec, Canada
Chute des Passes†	Nord Precious Metals Mining Inc.	0.5% NSR	Ni	Québec, Canada
Cimarron	Crestview Exploration Inc.	2.5% NSR	Au	Nevada, USA
Clayton Ridge	Group Eleven	2.0% NSR	Au	Nevada, USA
Clover (optioned)	Black Mammoth	2.5% NSR	Au	Nevada, USA

County Line	Fortitude Gold Corporation ("Fortitude Gold")	3.0% NSR	Au	Nevada, USA
Croinor Gold Project†	Probe Gold Inc. ("Probe")	2.75% NSR	Au	Québec, Canada
Crucero	GoldMining	1.0% NSR	Au	Peru
Dauntless	Fortitude Gold	2.0% NSR	Au	Nevada, USA
DesMeloizes†	Generic Gold Corp	3.0% NSR	Zn, Ag	Québec, Canada
Dileo Nord†	Troilus Gold Corp	1.0% NSR	Cu, Mo, Au, Ag	Québec, Canada
Dionne	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
D'Orso	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Douglas Lake (777 Project)	Nordic Minerals Ltd.	3.0% NSR	Au	Saskatchewan, Canada
Ducros Sill	Québec Nickel Corp.	1.50% NSR	Ni, Cu, PGM	Québec, Canada
Duquet	Azimut Exploration Inc. ("Azimut Exploration")	0.75% NSR	Zn, Cu, Pb, Au	Québec, Canada
Duval	Owned by Eagle Ridge optioned to Power Metals	1.0% NSR	Au	Québec, Canada
Dyke Hot Springs	G&C Nevada Royalty Corp.	2.0% NSR	Au	Nevada, USA
Eastmain Ouest†	Azimut Exploration	0.7% NSR	Au	Québec, Canada
Eddie Shore (aka Odie Cleghorn)	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Edna Mountain	Nevada King	3.0% NSR	Au	Nevada, USA
El Campo	Enigma Strategic Metals	2.5% NSR	Rare Earth Metals	California, USA
Eldorado	Provenance Gold Corp. ("Provenance Gold")	3.0% NSR	Au	Oregon, USA
Entre Deux Lacs	Progenitor	1.25% NSR	Au	Québec, Canada
Fancamp	IAMGOLD	1.5% NSR	Au	Québec, Canada
Fenton†	Cartier Resources Inc.	1.0% NSR	Au, Mo	Québec, Canada
FRACE	Barrick Gold	2.0% NSR	Au	Nevada, USA
French Gold Bar (leased)	McEwen Mining Inc. ("McEwen Mining")	2.0% NSR	Au	Nevada, USA
Frost	Paramount Gold	2.0% NSR	Au	Oregon, USA
Garrison	STLLR Gold Inc.	1.2% NSR	Au	Ontario, Canada
Generation Selbaie Bloc 5-6†	Midland Exploration	1.0% NSR	Au, Ag	Québec, Canada
Generation Selbaie Bloc 7†	Midland Exploration	1.0% NSR	Au, Ag	Québec, Canada
Gent	Nevada Mine Properties	0.5% NSR	Au	Nevada, USA
Gilbert South (optioned)	Orogen Royalties Inc.	2.0% NSR	Au	Nevada, USA
Gold Bar	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Canyon	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Rock Extension	Calibre Mining Corp. ("Calibre")	2.0% NSR	Au	Nevada, USA
Gold Rock Project	Calibre	0.5% NSR	Au	Nevada, USA
Golden Jet	Progenitor	1.25% NSR	Au	Québec, Canada
Goldfield West	Centerra Gold Inc.	2.0% NSR	Au	Nevada, USA
Green Springs	Orla Mining	0.5% NSR	Au	Nevada, USA
Green Springs	Orla Mining	1.0% NSR	Au	Nevada, USA
Gutsy	EMX Royalty Corporation ("EMX Royalty")	0.5% NSR	Au	Nevada, USA
Hammond Reef South	Canadian Gold Corp. ("Canadian Gold")	0.5% NSR	Au	Ontario, Canada
Harricana Fault	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Hazen	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Hazeur	TomaGold Corp.	1.0% NSR	Au	Québec, Canada
HEES	Canadian Gold	0.5% NSR	Au	Ontario, Canada
Hercules	Elevation Gold Mining Corp.	2.0% NSR	Au	Nevada, USA
Hill	Nevada Mine Properties II	0.5% NSR	Au	Nevada, USA
Hog Ranch Project	MACH Metals Australia Pty Ltd	2.25% NSR	Au	Nevada, USA
Hunter Mine Group	Progenitor	1.25% NSR	Au	Québec, Canada
Hurricane	Nevada King	3.0% NSR	Au	Nevada, USA
Isabella Extension	Fortitude Gold	2.5% NSR	Au	Nevada, USA
Isabella Pearl Mine	Fortitude Gold	0.375% GRR	Au, Ag	Nevada, USA
Island 27	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Jerritt Canyon Mine	First Majestic Silver Corp. ("First Majestic")	0.5% NSR, PTR (sliding scale)	Au, Ag	Nevada, USA
Jonsmith	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Jouvex†	Midland Exploration	1.0% NSR	Au	Québec, Canada

King Project	Eagle Ridge	2.0% NSR	Au	Ontario, Canada
King Solomon	Phenom Resources Corp.	3.0% NSR	Au	Nevada, USA
Kinkaid	Romios Gold Resources Inc. ("Romios Gold")	2.0% NSR	Au	Nevada, USA
Kismet	EMX Royalty	2.0% NSR	Au	Nevada, USA
La Mina Project	GoldMining	2.0% NSR	Au, Ag, Cu	Colombia
La Ronciere†	Scandium Canada Ltd.	1.25% NSR	Au	Québec, Canada
Lac Barry	Bonterra Resources Inc.	3.0% NSR and 15% FCI	Au	Québec, Canada
Lac Fiedmont	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lac Guéguen	Progenitor	1.25% NSR	Au	Québec, Canada
Lac Laverdiere	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lac Lemoyne	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lantern	Group Eleven	2.0% NSR	Au	Nevada, USA
Liberty Springs	Group Eleven	2.0% NSR	Au	Nevada, USA
Lincoln Hill Project	Coeur Mining, Inc. ("Coeur Mining")	2.0% NSR	Au, Ag	Nevada, USA
Lingwick†	Midland Exploration	1.5% NSR	Cu, Zn, Au, Ag	Québec, Canada
LockOut	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lone Tree (leased)	i-80	1.5% NSR	Au	Nevada, USA
Luciana	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Maggie Creek	Nevada Gold Mines	1.0% NSR	Au	Nevada, USA
Magoma	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Malartic Break†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Marigold Mine	SSR Mining Inc. ("SSR Mining")	0.75% NSR	Au	Nevada, USA
Matachewan	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Menderes	Frontline Gold Corporation ("Frontline")	3.0% NSR	Au	Turkey
Midway†	Agnico Eagle	1.50% NSR	Au	Québec, Canada
Mina Gold	Fortitude Gold	1.5% - 3.0% NSR	Au	Nevada, USA
Mindoka	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Modoc	Americas Gold Corporation	0.5% NSR	Au	Nevada, USA
Moho	Lahontan Gold Corp. ("Lahontan Gold")	2.5% NSR	Au	Nevada, USA
Mona Lisa	Progenitor	1.25% NSR	Au	Québec, Canada
Monique†	Probe	0.38% NSR	Au	Québec, Canada
Monte Cristo	Waterton Global Resource Management ("Waterton Global")	1% NSR	Au	Nevada, USA
Mt Hamilton	Waterton Global	1% NSR	Au	Nevada, USA
Mt Tobin	Da Venda Gold Corp.	2.0% NSR	Au	Nevada, USA
Mt Wilson	National Treasure Corporation	3.0% NSR	Au	Nevada, USA
Munro	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Musgrove Creek	US Gold Corp.	2.0% NSR	Au	Idaho, USA
Mustang Canyon	i-80	2.0% NSR	Au	Nevada, USA
Nevada Rand (optioned)	Goldcliff	2.5% NSR	Au	Nevada, USA
New Alger	Radisson Mining Resources Inc.	1.0% NSR	Au	Québec, Canada
New Boston	VR Resources	2.0% NSR	Au	Nevada, USA
North Carlin	Hayasa Metals Inc.	2.0% NSR	Au	Nevada, USA
North Contact	Val-d'Or Mining	1.0% NSR	Au	Québec, Canada
Noyard†	Opus One Gold Corp.	1.0% NSR	Au	Québec, Canada
Noyell†	VIOR Inc. ("VIOR")	1.0% NSR	Au, Zn	Québec, Canada
Nutmeg Mountain	NevGold Corp.	0.5% NSR	Au	Idaho, USA
Olinghouse NE	Lake Mountain Mining, LLC	1.0% NSR	Au	Nevada, USA
Olympic	Great Western Minerals Group Ltd.	1.75% NSR	Au	Nevada, USA
Oregon	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Orogrande	Scout Discoveries Corp.	3.0% NSR	Au	Idaho, USA
Pascalis Cu-Zn	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Pascalis Ouest	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Perestroika Ouest	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Perrigo	Perry English/Gravel Ridge Resources Ltd., optioned to Xplore Resources Corp.	1.25% NSR	Au	Ontario, Canada
Petit Lac Noir	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Pilot Mountain (leased)	Golden Metal Resources	2.0% NSR	Au	Nevada, USA

Pinson (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Pitt Gold†	First Mining Gold Corp.	1.0% NSR	Au	Québec, Canada
Plumber	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Poison	Koza Ltd.	0.5% NSR	Au	Idaho, USA
Princesse Annie	Progenitor	1.25% NSR	Au	Québec, Canada
Quarter Horse	First Majestic	0.75% NSR	Au	Nevada, USA
Quartz Mountain	Alamos Gold Inc. ("Alamos Gold")	1.0% NSR	Au	Oregon, USA
Quartz Mountain	Alamos Gold	1.25% NSR	Au	Oregon, USA
Questa Blanca	Group Eleven	2.0% NSR	Au	New Mexico, USA
Quevillion Nord†	Osisko Mining	~1.9% NSR	Ag	Québec, Canada
Quevillon Nord	Gold Fields Ltd.	1.0% - 2.0% NSR	Ag	Québec, Canada
Quito	Black Mammoth	2.5% NSR	Au	Nevada, USA
Radium	Agnico Eagle	15% NPI	Au	Québec, Canada
Rainy River SW	New Gold Inc.	2.0% NSR	Au	Ontario, Canada
Rawhide Mine (care & maintenance)	Rawhide Mining LLC	15% NPI	Au	Nevada, USA
Rays	Barrick Gold	2.0% NSR	Au	Nevada, USA
Recession Larder	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Red Lake Project	Renegade Gold	1.0% NSR	Au	Ontario, Canada
Redlich Gold	Lahontan Gold	2.5% NSR	Au	Nevada, USA
Revillard	JV and Dundee Precious Metals Inc. and Pershimex Resources Corporation	2.0% NSR	Au	Québec, Canada
Richore	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Riverside	Val-d'Or Mining	2.5% NSR	Au	Ontario, Canada
Riviere D'Alembert	Progenitor	1.25% NSR	Au	Québec, Canada
Riviere Lois	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
RM	Hecla Mining Company	0.5% NSR	Au	Nevada, USA
Rodeo Creek	Nevada Gold Mines	2% NSR	Au	Nevada, USA
Ronda	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Rosial	Coeur Mining	1.5% NSR	Au	Nevada, USA
Salve Lake	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
São Jorge Project	GoldMining	1.0% NSR	Au	Brazil
Scoonover Gold Bar	McEwen Mining	1.0% NSR	Au	Nevada, USA
Scossa	Romios Gold	2.0% NSR	Au	Nevada, USA
Sea Serpent	Progenitor	1.25% NSR	Au	Québec, Canada
Shamrock	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Sharks	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Silver Dyke	Fortitude Gold	2.0% NSR	Au	Nevada, USA
Sleeper Gold Project	Paramount Gold	0.33% NSR	Au	Nevada, USA
Smokehead	Val-d'Or Mining	2.0% NSR	Au	Québec, Canada
South Malartic	Canadian Gold	2.5% - 3.0% NSR	Au	Québec, Canada
St. Elmo (optioned)	Black Mammoth	2.5% NSR	Au	Nevada, USA
Steeloy	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Sunday Hill† (optioned)	Provenance Gold	3.0% NSR	Au	Oregon, USA
Surubim	GoldMining	1.0% NSR	Au	Brazil
Tact	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA
Thompson River†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Threshold-85	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Titanic	Val-d'Or Mining	1.0% NSR	Au	Québec, Canada
Titiribi	GoldMining	2.0% NSR	Au, Cu	Colombia
Trenton Canyon	SSR Mining	0.3% NSR	Au	Nevada, USA
Troy	CopAur Minerals Inc.	1.0% NSR	Au	Nevada, USA
Turquoise Ridge	Nevada Gold Mines	2% NSR	Au	Nevada, USA
Tuscarora	American Pacific Mining Corp.	3.0% NSR	Au	Nevada, USA
Upper Red Lake	Val-d'Or Mining	1.5% NSR	Au	Ontario, Canada
Venus New	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Verneuil†	VIOR	0.5% NSR	Au	Québec, Canada
Victoria Creek	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
War Eagle	Integra Resources Corp.	1% NSR	Au, Ag	Idaho, USA
Water Canyon	Black Mammoth	2.5% NSR	Au	Nevada, USA
Watershed	IAMGOLD	1.0% NSR	Au	Ontario, Canada
Whistler (Island Mountain)	U.S. Goldmining	1.0% NSR	Au, Ag, Cu	Alaska, USA

Whistler (Raintree West)	U.S. Goldmining	1.0% NSR	Au, Ag, Cu	Alaska, USA
Whistler (Whistler)	U.S. Goldmining	1.0% NSR	Au, Ag, Cu	Alaska, USA
White Hills (optioned)	Exiro Minerals Corp.	3.0% NSR	Au	Nevada, USA
White Horse Island	Frontline	1.0% NSR	Au	Ontario, Canada
White Rock	Provenance Gold	2.0% NSR	Au	Nevada, USA
Winnie Lake	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
WR Claims	Coeur Mining	1.0% NSR	Au	Nevada, USA
Yarumalito	GoldMining	1.0% NSR	Au, Cu	Colombia
Yellowknife Project (Big Sky)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Clan Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Goodwin Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Nicholas Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife Project (Ormsby-Bruce)	GoldMining	1.0% NSR	Au	NWT, Canada

† subject to buyback right.

__________

Notes:

(1)
Certain of the royalties in this table do not apply to the entire project areas.
(2)
Royalty subject to a production hurdle of 10 million oz of production.

Note on Royalty and Streaming Coverage

Our royalties, streaming and similar interests do not apply to the entirety of each project in some cases. For example, our:

•
royalties on the Canadian Malartic Property apply to portions of the entire property and do not cover all operating areas, particularly the open pit areas where a majority of production to date has occurred. However, we have royalties on portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Property. In addition, certain of the above interests are subject to rights of the underlying operators to buyback portions of the underlying royalty, thereby reducing the applicable royalty rate;
•
royalty on the Côté Gold Mine applies generally to the southern portions of the Cȏté open pit;
•
royalty on the Cozamin Mine applies generally to the southeastern portion of the mine, specifically over the Calicanto and Vicochea claims;
•
royalty on the Borden Mine applies generally to the eastern portions of the Borden underground workings that reside underneath the neighbouring lake;
•
Vareš copper stream applies to the mining area for the entire Rupice deposit and all currently disclosed planned mine development areas;
•
royalty on the Railroad Project applies to a checkerboard pattern of claims which includes partial coverage over the Pinion and Dark Star Main deposits; and
•
royalty on the Fenelon Gold Project applies to the Fenelon Gold Property which covers the Fenelon deposit but not the broader Fenelon-Martiniere land package.

Titles, Mineral Rights, Leases, or Options and Acreage Involved

The titles, mineral rights, leases, and options involved with our royalty and streaming interests vary depending on the country and include exploitation concessions, unpatented and patented claims, fee lands, mining leases and prospecting and mining licenses. See " – Material Property", below, for information about the specific titles, mineral rights, leases, options and acreages involved at our material properties.

We have an indeterminable number of acres relating to our royalty and streaming interests because our interests do not always cover 100% of each property. In some cases our interests extend to an area of interest beyond the original property boundaries, while in others, the land position covered by a given interest is modified as the result of operators, from time to time, adding or subtracting acreage from individual properties.

Key Permit Conditions

Operators of the mines that are subject to our royalty and streaming interests must comply with environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Canada, Colombia, Brazil, Bosnia and Herzegovina and other countries where we hold interests. Although we, as a royalty or streaming interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties against the operators, which could have a material adverse effect on our results of operations and financial condition.

In general, we have no decision-making authority regarding the development or operation of the mineral properties underlying our royalty and streaming interests. Operators make all development and operating decisions, including decisions about permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations.

Royalties and Stream Production

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

	For the year ended	For the year ended
Gold Equivalent Ounces	December 31, 2024	December 31, 2023
Borden	270	270
Canadian Malartic	789	367
Côté Gold	487	—
Cozamin	493	344
Vareš	380	—
Borborema*	1,505	55
Jerritt Canyon	5	104

* Consist of pre-production royalty payments and interest received on our gold-linked loan.

Mineral Resources and Mineral Reserves

Certain of the owners and operators of the projects underlying our interests have prepared and disclosed mineral resources and mineral reserve estimates which have been estimated with the CIM Definition Standards and NI 43-101. In certain cases, SK1300 allows disclosure of such mineral resources and mineral reserves only where we or the owner or operator have prepared and filed a SK1300 technical report summary with the SEC. As a result of this requirement and the relief provided to royalty holders under SK1300, the disclosure contained herein does not include estimates of mineral resources or mineral reserves that have been prepared by the owners and operators of the projects underlying our interests, where such estimates are not contained in an SK1300 technical report summary. Accordingly, reserves and resource estimates prepared by owners and operators under NI 43-101 and JORC are not included in this Annual Report.

Other Investments

In connection with our acquisition of our royalty interest on the Borborema Project, we entered into a loan agreement with a subsidiary of Aura that holds the Borborema Project. Pursuant to its terms, in December 2023, we advanced a loan of $10.0 million in principal amount to Aura's subsidiary. Interest is payable on the loan to us by the borrower quarterly at a rate of 440 oz of gold per year, which may be settled in cash or through physical delivery of gold. The loan matures in December 2029, at which time we may elect to be repaid the entire principal amount or $5 million and issuance of an additional 0.5% NSR interest on the Borborema Project to us. Under the agreement, pursuant to which we made the royalty-convertible, gold-linked loan to such subsidiary, in the event that we elect to receive this additional NSR interest, such NSR will be subject to a $2.5 million buyback at the borrower's option after the earlier of 2,250,000 ounces of payable gold being produced at the Borborema Project or 2050.

Our assets also include shares of certain publicly traded mining and mineral exploration and development companies. We may invest from time to time in companies where we hold a royalty or similar interest. We may also from time to time take a more active role with companies in which we hold equity interests, including providing management support and/or nominating board representatives.

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

Royalty Interests

As a result of our acquisition of Abitibi in November 2021, we indirectly acquired a 3.0% NSR royalty on portions of the Canadian Malartic Property. The royalty does not apply to the entire mine and in particular, does not include the open pit areas where a majority of production to date has occurred. However, the royalty does apply to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, all of the Jeffrey zone and the eastern portion of the Barnat Extension of the Canadian Malartic Property open pit mine. This royalty is held pursuant to the Canadian Malartic Net Smelter Return Royalty Agreement, dated March 19, 2015, between Abitibi and Canadian Malartic GP (as defined below).

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

Property Description, Location and Access

The Canadian Malartic Property (latitude 48° 22’ North and longitude 78° 23’ West) is located within the town of Malartic, Québec, approximately 25 km west of the City of Val-d'Or and 80 km east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. Refer to the below figure for the location map of the Canadian Malartic Property.

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
MINE CANADIAN MALARTIC
0 25 50
Kilometers
Coordinate System: NAD 1983 UTM Zone 17N
Source : MCM, December 2020

Figure 1 – Location Map of Canadian Malartic Property (Technical Report, Canadian Malartic Mine, Quebec, Canada, 2021)

In 2014, substantially all of the assets and obligations relating to the Canadian Malartic mine were transferred to a newly formed general partnership (the "Canadian Malartic GP") in which Agnico Eagle and Yamana each own an indirect 50% interest. However as of March 31, 2023, Agnico Eagle acquired and consolidated its ownership to 100% of the Canadian Malartic mine.

Following the completion of an internal technical study in February 2021, the Canadian Malartic GP approved the construction of a new underground mining complex at the Odyssey Project. The Odyssey Project is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones).

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Québec) and under certificates of approval granted by the Ministry of Environment and the Fight Against Climate Change (Québec). The Canadian Malartic Property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine, and the Fournière, Midway, Piche Harvey and Rand properties. The Odyssey Project is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Canadian Malartic Property consists of a contiguous block comprising one mining concession, five mining leases and 293 mining claims. Expiration dates for the mining leases on the Canadian Malartic Property vary between November 24, 2029, and July 27, 2037, and each lease is automatically renewable for three further ten year terms upon payment of a small fee.

The Canadian Malartic Property can be accessed from either Val-d'Or or Rouyn-Noranda via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic Property. The Canadian Malartic Property is further accessible via a series of logging roads and trails. The Canadian Malartic mine is serviced by a rail-line which passes through the town of Malartic and the nearest airport is in Val-d'Or.

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic Property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Gold Royalties Ltd. ("Osisko") acquired ownership of the Canadian Malartic Property in 2004 (the "Osisko Transaction"). Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network in February 2011, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. In 2020, commercial production was achieved at the Barnat pit and activities continued in 2021 with overburden stripping, topographic drilling, and ore and waste extraction.

In 2020, the Canadian Malartic GP completed the Highway 117 deviation project. In 2021, the Canadian Malartic GP noted that it expects no further development of infrastructure to be undertaken for the Canadian Malartic mine and mill facilities, other than the mining construction work in the Barnat pit and the optimization of tailings storage facilities.

The Odyssey Project is a planned underground mining complex that will exploit the East Gouldie, East Malartic and Odyssey deposits. Mining at Odyssey is planned at a rate of approximately 20,000 tpd serviced via a planned 1,800 m deep production-services shaft. An exploration ramp portal was completed during the fourth quarter of 2020. In December 2020, ramp development was started on the Odyssey Project in order to facilitate underground conversion drilling in 2021 and to provide access to the Odyssey and East Malartic deposits. Agnico Eagle disclosed in its management discussion and analysis for full year 2024 dated February 13, 2025, that collaring of the shaft and construction of the headframe started in 2021 and, shaft sinking commenced in 2023 with full commissioning of the 1,800 m deep shaft expected in 2027. Transition to a fully underground mining complex is expected in 2028.

Agreements and Royalties

The mining titles constituting the current Canadian Malartic Property were acquired by Osisko, mostly in stages, between 2004 and 2014. Many of the mining titles for the Canadian Malartic Property were map-staked by Osisko or its appointed intermediaries and are not subject to any encumbrances. Others were purchased outright from independent parties, without royalties or other obligations.

The Rand Property and the Fournière, Midway and Piché-Harvey properties, acquired by Canadian Malartic GP after the Osisko Transaction, are subject to certain royalties.

Most of the mining titles are subject to a 5% NSR royalty payable to Osisko. A portion of the Canadian Malartic Property is subject to 3% NSR royalties payable to Gold Royalty and Osisko Gold Royalties Ltd. In addition, 172 of the Canadian Malartic Property's claims are also subject to other NSR royalties that vary between 1% and 2%, payable under certain circumstances. A portion of the East Amphi Property, called the Radium-Nord Property is covered by a 15% NPI royalty held by Gold Royalty.

Geological Setting, Mineralization and Deposit Types

Geology

The Canadian Malartic Property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake – Cadillac Fault Zone ("LLCFZ"). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

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

The majority of the Canadian Malartic Property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 km section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piche Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 km strike and a width of 1 km (perpendicular to the strike), and from surface to 400 m below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one km northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 km southeast of the main Canadian Malartic deposit. Approximately 1.5 km to the east is the Odyssey deposit, with mineralization associated with a fault along both hanging wall and footwall contacts of a 300 m wide dioritic intrusive.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7 km strike and a width of 900 m (perpendicular to the strike), and from surface to 480 m below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dykes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks.

This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3 km strike and a width of 1.1 km (perpendicular to the strike), and the bottom of the South Barnat actual pit design to 1,800 m below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 km strike and a width of 500 m (perpendicular to the strike), and from surface to –1,500 m below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piche Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7% to 2.0%).

Mineral Processing and Metallurgical Testing

Since its operational debut in 2011, the Canadian Malartic mine's mill has seen a significant ramp-up in efficiency and throughput due to several projects that further improved its operation.

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

In 2016, after further testwork, the tailing thickener was modified to increase its compaction efficiency to reach a higher underflow density. The cyanide destruction process was also modified to Caro's acid to stop sulphur dioxide usage.

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

The process design criteria are based on a processing plant of 58,795 tonnes per operating day ("tpod") capacity with a plant design utilization of 92%. The basis for the plant design assumed a head grade of 1.2 g/t Au and a gold recovery of 86%.

Mining Operations

Mining at the Canadian Malartic mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool.

Whereas mining at the Odyssey Project will be done by underground methods. The preliminary mining concept is based on a sublevel open stoping mining method with paste backfill. Longitudinal retreat and transverse primary-secondary mining methods will also be used dependent on mineralization geometry and stope design criteria. The Odyssey Project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the LaRonde Complex. Agnico Eagle disclosed in its management discussion and analysis for full year 2022 dated March 27, 2023, that initial production from the Odyssey Mine began in 2023. The headframe has been completed and shaft sinking activities have commenced as of the date hereof. The shaft will have an estimated depth of 1,800 m and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2030 and 2028, respectively.

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

Canadian Malartic GP has signed contracts that are directly associated with operations. The contract award process is done with an internal committee that selects the potential suppliers. These suppliers are then invited to read and bid on the tender. They must respect the terms and schedules of the tender to be accepted. Once the tenders are received and analyzed by the internal committee, a meeting is held with management to review the proposals. When both parties agree with the final proposal, Canadian Malartic GP's legal department writes up an agreement that must be signed by all stakeholders.

Infrastructure

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tpd. Ore is processed through conventional cyanidation. Ore blasted from the open pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and carbon in pulp (CIP) circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver doré bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

The Odyssey Project will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities.

Environmental, Permitting and Social Matters

In 2015, the Canadian Malartic GP developed and implemented an action plan to mitigate noise, vibrations, atmospheric emissions and ancillary issues related to the Canadian Malartic mine. Mitigation measures were put in place to improve the process and avoid environmental non-compliance events. As a result, over time, the Canadian Malartic GP has improved its environmental performance. With respect to activities in 2020, Canadian Malartic GP received two non-compliance notices for nitrogen oxide emissions. The mine's team of on-site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.

Since the spring of 2015, the Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens, including the development of a "Good Neighbour Guide". Implementation of the Good Neighbour Guide, which includes compensation and home-acquisition programs, began on September 1, 2016. Over 90% of the residents of Malartic have agreed to participate in the compensation program. Under the home-acquisition program, 57 residences have been acquired to date in the southern sector of Malartic, of which 45 have subsequently been sold under the Canadian Malartic GP's resale program that was implemented in April 2018.

As part of ongoing stakeholder engagement, an agreement with four First Nations groups was entered into in 2020.

As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Canadian Malartic GP is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

The waste rock pile was originally designed to accommodate approximately 326 million tonnes of waste rock requiring a total storage capacity of approximately 161 million cubic metres. The design of the waste rock pile has been modified to accommodate the Canadian Malartic pit extension and now includes storage capacity for approximately 740 million tonnes.

The expansion of the open pit, with production from the Canadian Malartic pit extension, is expected to increase the total amount of tailings to approximately 300 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated to be 230 million tonnes, including a tailings cell authorized by the Ministry of Environment and the Fight Against Climate Change (Québec) in September 2017. Construction of this cell started in 2017 and operations began in 2018. The Canadian Malartic GP also plans to store additional tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan, between 70 and 80 million tonnes of tailings could be deposited in the Canadian Malartic pit once mining in the pit is completed.

All permits related to mining the Canadian Malartic pit extension have been received. As part of the permitting process for in-pit tailings deposition, the Canadian Malartic GP has committed to completing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimal environmental risk. Golder Associates Ltd. is preparing this study.

Permits for Odyssey North and South were granted in 2020 to allow the first phase of the Odyssey Project to begin. At this time, the Certificate of Authorization ("CofA") for the shaft has not yet been obtained and the CofA for the waste rock management facility requires modification. A request for a decree amendment, including permits to develop the East Gouldie and East Malartic zones has been submitted. The Canadian Malartic GP has received confirmation that mining the additional zones at the project does not trigger additional Federal permitting requirements.

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

Annual Production Information

The following table sets forth annual production information for the Canadian Malartic Property and is based upon information provided to us by the operator of the project. It contains only production information related to our royalty interests and does not include greater production at the property disclosed by the operator in respect of areas not covered by our interests.

		For the year ended	For the year ended
	Units	December 31, 2024	December 31, 2023
Processed (100% basis)	(tonnes)	20,317,263	19,583,538
Grades	Au (g/t)	1.09	1.15
	Ag (g/t)	0.68	1.01
Metallurgical Recovery	Au (%)	92.3	92.7
	Ag (%)	68.6	72.2
Royalty Coverage	(%)	4.044	1.875
Attributable Production	Au (oz)	25,519	12,722
	Ag (oz)	12,457	6,600

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

See "Item 5. Operating and Financial Review and Prospects" for further information regarding the Canadian Malartic Property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gold Royalty Corp.

Management's Discussion and Analysis

For the year ended December 31, 2024

General

The management's discussion and analysis of the financial condition and results of operations of Gold Royalty Corp. for the year ended December 31, 2024 (the "MD&A"), is intended to provide the reader with a review of the factors that affected our performance during the periods presented, including matters that have affected our reported financial condition and results of operations, and matters that are reasonably likely, based on management's assessment, to have a material impact on future operations and results.

This MD&A should be read in conjunction with our audited consolidated financial statements and the notes thereto for the year ended December 31, 2024.

Our financial statements for the year ended December 31, 2024, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). This MD&A refers to various Non-IFRS measures. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as we have calculated herein, additional information has been provided in this MD&A. See "Non-IFRS Measures" in this Item for detailed descriptions and reconciliations.

Unless otherwise stated, all information contained in this MD&A is as of March 20, 2025. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars. Reference in this MD&A to the "Company", "Gold Royalty", "we", "us" and "our" mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Business Overview

Gold Royalty is a precious metals focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 248 royalty and streaming interests across properties of various stages, of which 7 are on cash flowing assets.

Our head office and principal address is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. Our common shares (the "GRC Shares") and common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

Business Strategy

Since inception, our stated strategy has been to acquire royalties, streaming and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out our long-term growth strategy, we seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalties, streaming or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

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

Financial and Operating Highlights

The following table summarizes selected financial information for the three months and year ended December 31, 2024:

	For three months ended		For the years ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars, except per share and GEOs amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Revenue	3,355	1,016	10,103	3,048
Net loss	(3,193)	(19,360)	(3,411)	(26,756)
Net loss per share, basic and diluted	(0.02)	(0.13)	(0.02)	(0.18)
Cash provided by (used in) operating activities	1,262	(1,727)	2,543	(6,876)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	3,846	1,319	12,847	5,216
Adjusted EBITDA(1)	1,240	(3,049)	4,779	(4,440)
Adjusted Net Income (Loss)(1)(2)	(2,721)	935	(1,150)	(3,965)
Adjusted Net Income (Loss) Per Share, basic and diluted(1)	(0.02)	0.01	(0.01)	(0.03)
GEOs(1)	1,445	667	5,462	2,703
Statement of Financial Position
Total assets	737,515	690,994	737,515	690,994
Total non-current liabilities	175,353	166,193	175,353	166,193

__________

Notes:

(1)
Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.
(2)
Adjusted Net Income for the three months and year ended December 31, 2023, includes $2.3 million deferred tax recovery that was recognized as a result of our convertible debentures financing. An offsetting deferred tax expense of $2.3 million was recognized directly in equity. See Note 11 of our audited annual consolidated financial statements for the year ended December 31, 2023 for further information.

Highlights for the year ended December 31, 2024, included:

•
Record revenue of $10.1 million, and record Total Revenue, Land Agreement Proceeds and Interest of $12.8 million for the year ended December 31, 2024, which were respectively approximately 231% and 146% higher than such amount for the year ended December 31, 2023. Revenue was driven by the first full year of revenue from the recently acquired interests in the Borborema project, initial revenue from the Côté Gold and Vareš mines, and consistent contributions from royalties at the Cozamin, Canadian Malartic and Borden mines.
•
We achieved our first year of positive cash flows from operations of $2.5 million, which does not include an additional $1.7 million of land agreement proceeds credited against other mineral interests, and positive Adjusted EBITDA of $4.8 million.
•
Our core assets continued to advance in 2024 with the Côté Gold and Vareš mines ramping up production, underground ramp and shaft development on schedule at the Odyssey mine and significant progress on the construction of the Borborema mine, which is currently expected to start production in the second quarter of 2025. See "Selected Asset Updates" for further information.
•
Forged a strategic alliance with Taurus Mining Royalty Fund L.P., which expanded our deal origination and identification in addition to improving our ability to compete for larger high-quality investments. See "Recent Developments" for further information.

Recent Developments

The following is a summary of selected recent developments regarding our business.

Vareš Copper Stream

On June 4, 2024, we completed the acquisition from OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP, of a copper stream on Vareš Mine (the "Vareš Stream"), operated by a subsidiary of Adriatic Metals plc ("Adriatic") and located in Bosnia and Herzegovina for consideration consisting of $45 million in cash and $5 million satisfied by issuing 2,906,977 GRC Shares. The Vareš Stream applies to 100% of copper production from the Rupice mine area at the project. The Vareš Stream has associated ongoing payments equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%.

In connection with the acquisition of the Vareš Stream, we also amended our credit agreement with the Bank of Montreal and the National Bank of Canada to expand our existing secured revolving credit facility (the "Credit Facility") by $5 million. The Credit Facility consisted of a $30 million secured revolving credit facility with an accordion feature providing for an additional $5 million of availability subject to certain additional conditions and the satisfaction of certain covenants. The maturity date of the Credit Facility was March 31, 2027. On February 24, 2025, we amended the Credit Facility and extended its maturity date at a reduced interest rate (as detailed below).

The acquisition of the Vareš Stream was financed with proceeds of the Offering (as defined below), borrowings under the Credit Facility and cash-on-hand.

Bought Deal Financing

On May 31, 2024, we completed a public offering (the "Offering") of our units (the "Units"), with each unit consisting of one GRC Share and one warrant to purchase a GRC Share at an exercise price of $2.25 for a period of 36 months after closing. At closing of the Offering, we issued 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of $1.72 per Unit for aggregate gross proceeds of approximately $34.5 million. We used the net proceeds of the Offering to fund a portion of the consideration for our acquisition of the Vareš Stream.

Strategic Agreement with Taurus Mining Royalty Fund

In April 2024, we entered into a three-year mutual cooperation agreement with Taurus Mining Royalty fund L.P., which provides both parties the opportunity to coinvest in precious metals royalties and streams sourced by the other party. The agreement provides, among other things, for a framework for cooperation and communication amongst the parties in the identification and evaluation of potential co-investment opportunities. The agreement grants each party the right but not the obligation to invest between 25% and 50% in select asset transactions with a value of $30 million or more. Future dispositions of interests acquired by a co-investment partner through the arrangement will be subject to rights of first offer to the other co-investment partner.

Amendments to Credit Facility

On February 24, 2025, we announced that we entered into an amendment and restatement of the Credit Facility. The amended and upsized Credit Facility will bear a reduced interest rate based on Secured Overnight Financing Rate ("SOFR") plus a margin of 3.00%. The Credit Facility now consists of a $30 million secured revolving credit line, with an accordion feature allowing for up to an additional $45 million in availability, subject to certain conditions. The maturity date of the Credit Facility has been extended from March 31, 2027, to March 31, 2028.

Garrison Royalty Acquisition

On March 7, 2025, we acquired a 1.2% NSR royalty on the Garrison Project, located near Timmins, Ontario and operated by STLLR Gold Inc. from certain third-party vendors. The consideration paid by us for this royalty was C$2.8 million, which was satisfied in cash at closing of the transaction.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties and stream. Please see Item 4 of the Annual Report on Form 20-F for the year ended December 31, 2024 (the "Annual Report"), for additional information regarding our interests.

Borden Mine

We hold a 0.5% NSR royalty on the southern portion of the underground Borden gold mine, located in Ontario, Canada, owned and operated by Discovery Silver Corp. ("Discovery Silver").

On January 27, 2025, Discovery Silver disclosed that it had acquired the Porcupine complex, including the Borden operations, from Newmont Corporation for total consideration of $425 million. It disclosed that the transaction is expected to close in the first half of 2025.

For further information see Discovery Silver's news release dated January 27, 2025, available under its profile on www.sedarplus.ca.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Complex, including a 3.0% NSR royalty on portions of the Canadian Malartic mine and Odyssey mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle"). We also hold royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% Net Profit Interest ("NPI") royalty on the Radium Property.

On February 13, 2025, Agnico Eagle reported its financial and operational results for the year ended December 31, 2024. It confirmed that development activities at the Odyssey Project remain on schedule, with ongoing ramp development and shaft sinking progressing as planned. As of year-end, the main ramp had reached a depth of 912 metres, while the ramp towards the mid-shaft loading station had extended to 945 metres. Advancing the main ramp remains the project's primary development priority, with shaft excavation expected to be completed by 2027.

Agnico Eagle disclosed that at Odyssey South, the targeted mining rate of 3,500 tpd, achieved in October 2023, was sustained throughout 2024. Construction activity at Odyssey is anticipated to accelerate in 2025, with key focus areas including the expansion of the paste plant to a capacity of 20,000 tpd, the installation of mid-shaft material handling infrastructure, and the development of the primary underground ventilation system.

Surface construction advanced as planned in 2024 with the service hoist expected to be operational by 2025, servicing a temporary loading station at 1,050 m below surface. Additionally, engineering work has commenced for the second phase of the paste plant expansion, which will increase its capacity from 4,000 tpd to approximately 20,000 tpd upon its expected completion in 2027.

In 2025, production will be primarily sourced from the Barnat open pit, supplemented by increasing contributions from the Odyssey Project and low-grade stockpiles. The Odyssey Project is expected to contribute approximately 85,000 ounces of gold to overall Canadian Malartic production in 2025.

Following the full transition of the Canadian Malartic Complex to an underground operation (projected for 2029), the mill is expected to have excess processing capacity of approximately 40,000 tpd. Agnico Eagle is evaluating multiple opportunities to optimize mill utilization, with a long-term objective of potentially achieving annual gold production of one million ounces in the 2030s.

Exploration activities in 2024 focused on infill drilling within the Odyssey North and Odyssey South zones, as well as the Internal Zones. The East Gouldie deposit continued to expand both westward and eastward. Additionally, new drill intercepts in the Eclipse Zone confirmed the continuity of mineralization, highlighting further resource growth potential between the East Gouldie and Odyssey deposits. Considering these positive exploration results, Agnico Eagle is assessing the feasibility of a second shaft at Odyssey.

For further information see Agnico Eagle's news release dated February 13, 2025, available under its profile on www.sedarplus.ca.

Côté Gold Mine

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Mine ("Côté") in Ontario, Canada, which is majority owned and operated by IAMGOLD Corporation ("IAMGOLD").

On March 31, 2024, IAMGOLD announced the first gold pour at the Côté Gold Mine. It stated that its next step is to focus on ramp-up towards commercial production in the third quarter of 2024, with the goal of achieving a 90% throughput rate at year end.

On August 2, 2024, IAMGOLD announced it had achieved commercial production at the Côté Gold Mine with the mill operating at an average of 60% of nameplate throughput for 30 consecutive days. Ramp-up of the plant continues to progress as IAMGOLD aims to achieve 90% of nameplate throughput by the end of the year.

On September 30, 2024, IAMGOLD announced the acquisition of a 9.7% interest over the Côté Gold Mine from Sumitomo Metal Mining Co., Ltd, expecting the transaction to close on November 30, 2024, returning IAMGOLD's interest over the Côté to 70%.

On October 15, 2024 IAMGOLD provided an update on Côté operations which outlined third quarter gold production of 68,000 gold ounces and that the ramp up of the processing plant remains on track to exit the year at 90% of the design throughput rate of 36,000 tonnes per day. Record daily throughput of 40,900 tpd (+14% above nameplate) had been achieved following the scheduled shutdown in September, during which key optimizations and improvements were made to improve the availability and performance of the processing plant. It further disclosed that, subsequent to quarter end, the processing rate continued to ramp up from the adjustments and improvements made in the third quarter. Since October 2, 2024 the plant has averaged a daily throughput of 30,000 tpd, equating to an average of 83% of nameplate design.

On January 14, 2025, IAMGOLD announced its preliminary 2024 operating results and stated production guidance for 2025. It disclosed that Côté achieved 199,000 ounces of gold production in 2024, below IAMGOLD's previously stated guidance of 220,000 to 290,000 ounces of gold production in 2024. It further disclosed that Côté achieved a monthly production of 37,000 ounces gold in November and December.

On February 20, 2025, IAMGOLD announced its full year 2024 results and outlined that it had achieved successful start up of Côté, stating it was quickest ramp-ups to commercial production for a large-scale open pit gold mine in Canada. Côté production in 2025 is expected by IAMGOLD to be in the range of 360,000 to 400,000 ounces gold. IAMGOLD's primary focus for Côté is to achieve nameplate mill design capacity of 36,000 tpd by the fourth quarter of this year, while stabilizing operations by implementing and improving operation and maintenance procedures. Open pit mining activities are expected to be relatively flat through the year, averaging approximately 12 million tonnes per quarter, with a declining strip ratio through the year as ore mined increases. Plant throughput is expected to total approximately 12 million tonnes in 2025. Gold production is expected to be lowest in the first quarter of the year and increase sequentially as plant throughput increases through the year. Processing rates are expected to increase towards nameplate quarter over quarter, particularly in the second quarter following the winter season and in the fourth quarter with the installation of the additional secondary crusher. Plant head grades are expected to average approximately 1.1 to 1.2 g/t Au, as mining and stockpiling activities shift towards a more efficient mine plan to improve pit mining performance and reduce rehandling of stockpiled ore.

For further information see IAMGOLD's news releases dated March 31, 2024, August 2, 2024, September 30, 2024, October 15, 2024, January 14, 2025, and February 20, 2025, available under its profile on www.sedarplus.ca.

Cozamin Mine

We hold a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine, located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

On January 20, 2025, Capstone reported its consolidated copper production for 2024 and provided operations and capital expenditure guidance for 2025. It disclosed that Cozamin Mine achieved 24,907 tonnes of copper production in 2024. Cozamin Mine's copper production is expected to be similar in 2025 compared to 2024, with 23,000 to 26,000 tonnes of copper production at expected grades of approximately 1.87%. Production is expected to be consistently weighted throughout the year.

For further information see Capstone's news release dated January 20, 2025, available under its profile on www.sedarplus.ca.

Granite Creek Mine Project

We hold a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA, owned and operated by i-80 Gold Corp. ("i-80"). The royalty is subject to a production hurdle of 120,000 oz of gold production.

On November 12, 2024, i-80 released financial and operational results for the third quarter of 2024. In the announcement i-80 states that the Granite Creek Underground continues to encounter increased oxidized and mineralized material and is planned to reach commercial production in 2026.

In its November 12, 2024 news release, i-80 also disclosed that it planned to complete additional economic studies in 2025 and that it envisioned commencing production at Granite Creek's open-pit in mid-2029.

On March 5, 2025, i-80 announced a positive preliminary economic assessment on the Granite Creek Underground Project which outlined that the Granite Creek Underground Project is the first property within i-80's pipeline of assets to be redeveloped and is currently ramping up to full production.

On March 6, 2025, i-80 announced a positive preliminary economic assessment on the Granite Creek Open Pit Project. The news release outlined the Granite Creek Open Pit is located within the Getchell Trend in northern Nevada, United States, immediately south of the Turquoise Ridge Complex of Nevada Gold Mines.

For further information see i-80's news releases dated November 12, 2024, March 5, 2025, and March 6, 2025, available under its profile on www.sedarplus.ca.

Vareš Mine

In June 2024, we acquired the Vareš Stream. The Vareš Stream applies to 100% of copper production from the Rupice mine area with ongoing payments equal to 30% of the spot copper price, effective payable copper is fixed at 24.5%.

In an announcement dated May 27, 2024, Adriatic disclosed that it had completed its first concentrate sale from Vareš.

On July 15, 2024, Adriatic issued an announcement regarding a press release of the Constitutional Court of Bosnia & Herzegovina, stating that the Federal BiH law permitting the removal of state forest for temporary use should be repealed, as the competent authority should be the State rather than the Federation. Adriatic disclosed that based on the limited information contained in the Court's news release, Adriatic assumes that this decision will delay the removal of trees on the extended tailings storage facility, which is due to be constructed in the coming months at the Vareš Processing Plant site. It further disclosed that it would continue to use the current tailings storage facility as it awaits the full Court decision and that the existing facility has capacity to continue to receive material until the first quarter of 2025. Adriatic stated that it is also reviewing the possible permitting of several alternative tailings storage facilities within the Company's concession area, however it stated the full decision of the Court will need to be reviewed before any alternative options are progressed.

On September 22, 2024, Adriatic announced an update over the Vareš Mine operations. The announcement highlighted that during the month of August, the first stope was brought into production with mined grades and development rates higher than expected. Ore production also increased significantly with Adriatic reporting the extraction of 25,514 tonnes of ore during the month of August, compared to 5,595 tonnes in July. Lastly, Adriatic highlighted that due to development delays in earlier quarters, guidance for 2024 will be decreased to 180,000 tonnes, while the 2025 guidance remains unchanged.

In addition, in response to the court ruling of the Constitutional Court of Bosnia & Herzegovina, Adriatic is progressing plans for an alternative TSF at the former Veovaca open-pit site, as well as permitting for the waste rock area. The current TSF has a capacity of 133,000 tonnes which Adriatic estimates will allow tailing deposition into the middle of the first quarter of 2025. Adriatic expects the Veovaca TSF to be completed in 2024, and does not expect any impact on production from lack of TSF capacity. Permits were granted on October 24, 2024 by the Federal Ministry of Energy, Mining, and Industry, which allows Adriatic to begin disposing of tailings by December 2024.

On October 28, 2024, Adriatic released its third quarter activities report. It disclosed that highlights in the third quarter included the ramp-up of production at Vareš with nameplate production expected in the fourth quarter of 2024. Additionally, Adriatic disclosed that permits had been granted for the first phase of Veovaca TSF, with construction commenced and expected by Adriatic to be finished in December 2024.

On December 12, 2024, Adriatic provided an operations update of the Vareš Mine stating that the first secondary stope was started at the Rupice deposit, the processing plant is fully operating, and recoveries are steadily improving. Adriatic anticipates record production for the fourth quarter of 2024 and expects commercial production to commence in the first quarter of 2025. Lastly, construction of the Veovaca Tailings Storage Facility is progressing well, with first tailings disposal to take place in January 2025 with no impact on production.

On January 28, 2025, Adriatic released its fourth quarter activities report detailing highlights including some delays to production due to severe winter weather delays in December and January. Severe snowfall in late December disrupted Vareš Mine for five days, affecting ore transport and communications due to blocked roads and power outages across the Balkans. Mining has since resumed safely, with operations returning to normal. The release further disclosed production guidance for 2025 of 625-675kt ore milled that will be weighted towards the second half of 2025 as the Vareš Mine continues to ramp up to nameplate capacity. Lastly, a comprehensive technical study was completed by Ausenco in the fourth quarter to outline the expansion potential of the processing plant from 0.8 million to 1.3 million tonnes per annum ("tpa") , confirming that no material capital expenditures are required to achieve a 1.0 million tpa capacity, and approximately US$25 million growth capital would be required to achieve 1.3 million tpa capacity.

On February 18, 2025, Adriatic announced the successful completion of its two-tranche institution placement to raise A$80 million (approximately $50 million). Proceeds are intended to be used to fast-track the processing plant expansion, initiate technical studies and workstreams, and provide spare capacity to mitigate risks during the ramp-up to nameplate production, which is now anticipated to be in the second half of 2025. Adriatic expects the expansion to 1.3 million tpa will be completed in 2027.

For further information see Adriatic's announcements dated May 27, 2024, July 15, 2024, September 22, 2024, October 28, 2024, December 12, 2024, January 28, 2025, and February 18, 2025, available under its profile on www.sedarplus.ca.

Borborema Project

We hold a 2.0% NSR royalty over the Borborema Gold Project ("Borborema") in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura Minerals Inc. ("Aura"). The royalty decreases to a 0.5% NSR after 725,000 oz of gold production. Our royalty is subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.

On February 26, 2025, Aura announced its full year 2024 results including an update on Borborema. As of February 26, 2025, the Borborema Project construction is expected by Aura to be completed in the first quarter of 2025. Construction capex is 100% committed. Significant developments include the conclusion of the Main Substation, Power Line, Mechanical assembly of the Crushing Area and the CIL area. The mine pre-stripping is ongoing according to the plan and moved a total of 5.7Mt. The project currently employs 2,184 direct and indirect personnel. In addition, Aura provided production guidance for 2025 which includes 33,000 oz to 40,000 oz of gold production from Borborema, outlining that with ramp-up scheduled to commence in Q1 2025, Borborema is expected to reach between 40% and 48% of its designed nominal capacity in 2025, equivalent to an annualized rate of 83,000 oz gold. Aura anticipates achieving commercial production at Borborema in the second half of 2025.

For further information see Aura's news release dated February 26, 2025, available under its profile on www.sedarplus.ca.

Fenelon Gold Project

We hold a 2.0% NSR royalty over the Fenelon Gold Project ("Fenelon") in Québec, Canada, which is owned and operated by Wallbridge Mining Company Ltd. ("Wallbridge").

On January 16, 2024, Wallbridge issued a news release, including a description of its fully-funded 2024 exploration program that prioritizes upgrading gold resources at both its Martiniere Gold and Fenelon Gold deposits. It stated that the drill program consists of 23,000 metres, of which 5,000 metres is intended to expand known mineralization and explore new targets at the Fenelon Gold deposit. Several technical studies were also planned in 2024 at the Fenelon Gold deposit with the goal of further enhancing the economics of the project.

On February 7, 2024, Wallbridge issued a news release announcing the final results from the 2023 drill program that added near-surface mineralization adjacent to the existing deposit and expand the mineralized area to the north and east at its 100%-owned Fenelon Gold project. It disclosed that the 2024 drill program had commenced with the objective to expand the limits of near-surface gold resources in the vicinity of the 2023 Preliminary Economic Assessment mine design, offering the potential to improve the project's overall economics.

In its management's discussion and analysis for the three and six months ended June 30, 2024, Wallbridge announced funding had been allocated for the review and optimization of Fenelon's NI 43-101 preliminary economic assessment and technical studies at its Martiniere project for the release of a combined NI 43-101 preliminary economic assessment in early 2025 evaluating the potential economics of both projects together.

On January 22, 2025, Wallbridge announced the 2025 exploration program for Fenelon, planning between 3,000 m and 5,000 m of exploration drilling over the Detour-Fenelon gold trend. Wallbridge also reiterated it working towards releasing an updated NI 43-101 preliminary economic assessment during the first quarter of 2025, which is expected to lower initial production rate of the project to reduce upfront capital requirements and operating costs.

For further information see Wallbridge's news releases dated January 16, 2024, February 7, 2024, and January 22, 2025, and its management's discussion and analysis for the three and six months ended June 30, 2024, available under its profile on www.sedarplus.ca.

Ren Project

We hold a 1.5% NSR royalty and a 3.5% NPI over the Ren Project in Elko County, Nevada, USA, which is part of Carlin Complex operated by Barrick Gold Corporation ("Barrick") and owned by Nevada Gold Mines, a joint venture between Barrick (61.5%) and Newmont Gold Corporation (38.5%).

In its management's discussion and analysis for the three and six months ended June 30, 2024, Barrick outlined that project capital expenditures had increased during the quarter due to the continuation of dewatering and detailed engineering at the Ren Project.

In its management's discussion and analysis for the three and twelve months ended December 31, 2024, Barrick disclosed that the Ren Project is anticipated to produce an average of 140,000 ounces of gold per year (100% basis) once in full production in 2027. To support production mining of the deposit, an additional set of twin declines will be driven from the Betze-Post open pit to the north with the intent to provide life of mine ventilation to the deposit as well as a direct path for material to be hauled and hoisted out via the existing Meikle Headframe. To complete the project, a 7 m ventilation shaft will be sunk 550 metres to serve as an exhaust raise and utility conduit for the orebody. As at December 31, 2024, it disclosed that the project spend was $72 million out of an estimated capital cost of $410 to $470 million (100% basis).

For further information see Barrick's management's discussion and analysis for the three and six months ended June 30, 2024, and its management's discussion and analysis for the three and twelve months ended December 31, 2024, available under its profile on www.sedarplus.ca.

South Railroad

We hold a 0.44% NSR royalty over a portion of the South Railroad project in Nevada, USA, which is owned and operated by Orla Mining Ltd. ("Orla").

On October 31, 2024, Orla issued a news release with an update on exploration and permitting at its South Railroad Project within the "South Carlin Complex" in Nevada. Orla disclosed that significant gold intercepts indicate strong potential to expand oxide gold mineralization beyond the projected open pit boundaries and extend the projected mine life at the Pinion and Dark Star deposits. It noted that higher grade sulphide gold mineralization is also being encountered. Orla further disclosed that it had integrated the recently acquired Pony Creek property and that the larger, enhanced land package will now be referred to as the "South Carlin Complex". Orla stated that this area includes the South Railroad Project which hosts multiple mineralized zones and exploration targets along a 30-km strike length on the Carlin Trend covering approximately 25,000 hectares.

Orla also disclosed that significant permitting progress at the South Railroad Project has been made at the federal and state levels to advance the posting of the Notice of Intent in early 2025, with Orla targeting a Record of Decision by mid-2026. It further disclosed that following this approval, construction on the South Railroad Project would commence, with first gold production anticipated in 2027.

For further information see Orla's news release dated October 31, 2024, available under its profile on www.sedarplus.ca.

Tonopah West Project

We hold a 3.0% NSR royalty over the Tonopah West project in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

On March 13, 2024, Blackrock Silver announced it had fully exercised its option to acquire the Tonopah West Project from us. In connection with the exercise of the option, we received $1 million in cash and retained a 3.0% NSR royalty over the entire project with associated advance minimum royalties of $0.05 million per year. All advance royalty payments will be credited towards future production royalty payments.

On September 4, 2024, Blackrock Silver announced the results of a NI 43-101 preliminary economic assessment for the Tonopah West Project.

On February 18, 2025, Blackrock Silver disclosed that it had commenced permitting initiatives at the Tonopah West Project with the objective of receiving the necessary approvals and permits to break ground on an exploration decline in 2027. Blackrock Silver has also expanded its drilling programs by an additional 15,000 metres with an anticipated release of an updated NI 43-101 mineral resource estimate in the third quarter of 2025.

On February 20, 2025, Blackrock Silver also reported multiple + 1 kg/t AgEq intercepts from an in-fill drilling program initiated in mid-July 2024 at the Tonopah West Project.

For further information see Blackrock Silver's news releases dated March 13, 2024, September 4, 2024, February 18, 2025, and February 20, 2025, available under its profile on www.sedarplus.ca.

Whistler Gold-Copper Project

We hold a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA (the "Whistler Project"), which is owned and operated by U.S. GoldMining Inc. ("U.S. GoldMining").

On October 7, 2024, U.S. GoldMining released an updated NI 43-101 mineral resource estimate for the Whistler Project.

On November 18, 2024, U.S. GoldMining announced additional drill results from its 2024 confirmatory diamond core drilling program including higher grade intercepts.

On February 10, 2025, U.S. GoldMining discovered a new high-grade zone at Raintree Prospect at the Whistler Project.

For further information see U.S. GoldMining's news releases dated October 7, 2024, November 18, 2024, and February 10, 2025, available under its profiles at www.sedarplus.ca and www.sec.gov.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with nine new royalties added during the year ended December 31, 2024. We have generated 48 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 33 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only approximately $0.06 million spent on maintaining the mineral interests during the year ended December 31, 2024.

Market Overview

Our royalties are predominantly gold-based and the Vareš Stream is predominantly copper-based. Accordingly, the market price for gold and copper will have an impact on our revenues and results of operations. The following table summarizes the average gold and copper price for the periods indicated.

	For the three months ended		For the years ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	($)	($)	($)	($)
Average Gold Price ($/oz)(1)	2,661	1,977	2,387	1,943
Average Copper Price ($/tonne)(2)	9,193	8,162	9,150	8,476

__________

Notes:

(1)
Based on the London Bullion Market Association ("LBMA") PM fix.
(2)
Based on the London Metal Exchange ("LME") Grade A copper.

The market prices for gold and copper are subject to volatile price movements over short periods of time and can be impacted by numerous macroeconomic factors, including but not limited to, the value of the United States dollar, transactions by central banks and financial institutions, interest rates, inflation or deflation, demand and geopolitical and other economic conditions.

During the three months and years ended December 31, 2024, LBMA PM fix gold price ranged from $2,572 to $2,784 (2023: $1,818 to $2,079) and $1,989 to $2,784 (2023: $1,810 to $2,079) per ounce, respectively. The average price for these periods was $2,661 (2023: $1,977) and $2,387 (2023: $1,943) per ounce, representing a 35% and 23% increase, respectively, compared to the same periods in 2023. The price of gold increased during the year ended December 31, 2024, largely due to rising global demand, reaching a record high of $2,784 per ounce on October 30, 2024. As of March 19, 2025, the gold price was $3,028 per ounce.

During the three months and years ended December 31, 2024, LME Grade A copper price ranged from $8,706 to $9,883 (2023: $7,813 to $8,530) and $8,086 to $10,857 (2023: $7,813 to $9,436) per tonne, respectively. The average price for these periods was $9,193 (2023: $8,162) and $9,150 (2023: $8,476) per tonne, representing a 13% and 8% increase, respectively, compared to the same periods in 2023. The price of copper increased during the year ended December 31, 2024, largely due to consistent rising global demand which global supply sources have not been able to address, accordingly copper reached a record high of $10,857 per tonne on May 20, 2024. As of March 19, 2025, the copper price was $9,988 per tonne.

Overall Performance

For the year ended December 31, 2024, we incurred a net loss of $3.4 million, or $0.02 per share, compared to a net loss of $26.8 million, or $0.18 per share, for the prior year ended December 31, 2023. As at December 31, 2024, we had working capital (current assets less current liabilities) of $2.0 million compared to $1.7 million as at December 31, 2023.

For the year ended December 31, 2024, we incurred an Adjusted Net Loss of $1.2 million, or $0.01 per share, compared to an Adjusted Net Loss of $4.0 million, or $0.03 per share, for the prior year ended December 31, 2023. "Adjusted Net Loss" and "Adjusted Net Loss Per Share" are non-IFRS financial measures. See "Non-IFRS Measures".

Selected Annual Information

Change of Fiscal Year End

In December 2022, we announced a change of our fiscal year end from September 30 to December 31. As a result, we filed a transition report on Form 20-F for the transition period of October 1, 2022, to December 31, 2022 (the "Transition Period"). This MD&A presents information for our fiscal years ended December 31, 2024, and 2023, and includes the presentation of the fiscal year ended December 31, 2022, Transition Period and the fiscal year ended September 30, 2022. Additionally, for ease of comparison, we have included in this MD&A comparative financial information for the fiscal year ended December 31, 2022, which has been derived as follows:

	Year ended September 30, 2022	Plus: Three months ended December 31, 2022 (Transition period)	Less: Three months ended December 31, 2021	Year ended December 31, 2022
(in thousands of dollars)	($)	($)	($)	($)
Revenue	3,944	582	533	3,993
Operating loss for the year/period	(21,454)	(3,680)	(7,574)	(17,560)
Net loss	(17,346)	(2,204)	(6,841)	(12,709)

The following sets forth selected annual financial information for the three most recently completed fiscal years:

	For the years ended
	December 31, 2024	December 31, 2023	December 31, 2022	September 30, 2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Revenue	10,103	3,048	3,993	3,944
Net loss	(3,411)	(26,756)	(12,709)	(17,346)
Net loss per share, basic and diluted	(0.02)	(0.18)	(0.09)	(0.14)
Cash provided by (used in) operating activities	2,543	(6,876)	(15,769)	(19,262)
Statement of Financial Position
Total assets	737,515	690,994	682,410	688,614
Total non-current liabilities	175,353	166,193	144,782	145,184
Discussion of Operations

Year ended December 31, 2024, compared to year ended December 31, 2023

In 2024, our revenue increased by approximately 231% to $10.1 million from $3.0 million in 2023. The increase primarily resulted from higher gold prices, stronger production from areas covered by our royalty at Canadian Malartic, a full year of pre-production payments from the recently acquired Borborema royalty interest, royalty payments from the Cozamin royalty acquired in August 2023 and income generated from the Vareš Stream acquired in June 2024. Revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position and interest received under our gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the years indicated:

	For the years ended
	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)
Borden	636	520
Canadian Malartic	1,855	709
Côté	1,145	—
Cozamin	1,159	664
Vareš	893	—
Borborema	3,540	107
Jerritt Canyon	11	201
Others	3,608	3,015
	12,847	5,216

See "Non-IFRS Measures"

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. Amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan.

In 2024, we received land agreement proceeds of $3.1 million, of which $1.7 million was credited against other mineral interests, compared to $2.3 million, of which $1.9 million was credited against other mineral interests in 2023. During 2024, we received $1.0 million and a 3.0% NSR following the exercise by Blackrock Silver of its option to acquire the Tonopah West mineral interests.

In 2024, we received $1.1 million in interest on our gold-linked loan, compared to $0.03 million in 2023.

We incurred copper streaming expenses, which are included in cost of sales in our consolidated statements of loss, of $0.3 million in 2024 relating to the recently acquired Vareš Stream, compared to $nil in 2023.

We recognized a depletion expense of $3.2 million in 2024, compared to $0.9 million in 2023. The increase was due to higher royalty and streaming revenue earned during 2024.

General and administrative costs were $10.6 million in 2024, compared to $10.4 million in 2023. These costs do not include depletion and streaming expenses, which are reflected in consolidated statements of loss. General and administrative costs consist of corporate administrative costs, employee costs, professional fees, non-cash depreciation and non-cash share-based compensation expenses.

The following provides a breakdown of general and administrative costs for the years indicated:

	For the years ended
	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)
Corporate administrative costs	3,406	3,036
Employee costs	3,215	2,824
Professional fees	1,556	1,665
	8,177	7,525
Depreciation	79	70
Share-based compensation	2,338	2,806
	10,594	10,401

Project evaluation costs in 2024 were $0.05 million, compared to $0.5 million in 2023. The decrease primarily resulted from reduced use of outside consultants in project evaluations in 2024. These costs consisted of professional fees incurred in evaluating royalty acquisitions.

In 2024, corporate administrative costs increased to $3.4 million from $3.0 million in 2023, driven primarily by higher investor communications activity. Employee costs increased to $3.2 million in 2024 compared to $2.8 million in 2023, primarily as the result of additional employees and slightly higher year-end compensation. Professional fees declined to $1.6 million from $2.1 million in 2023, primarily as a result of lowered usage of outside consultants.

We recognized non-cash depreciation of $0.08 million in 2024, compared to $0.07 million in 2023. The slight increase is as a result of a renewal of office lease that was entered into during the fourth quarter of 2023, which was used throughout 2024.

In 2024, we recognized non-cash share-based compensation expense of $2.3 million, compared to $2.8 million in 2023. Share-based compensation expenses represented the vesting of share options and restricted share units granted to management, directors, employees and consultants.

We did not recognize any impairments of our royalty assets in 2024, compared to recognizing $22.4 million in impairments, excluding tax of $2.6 million, in 2023.

In 2024, we recognized a fair value gain on our derivative liabilities of $nil as compared to $0.2 million in 2023.

We recognized a fair value gain on our short-term investments of $0.04 million in 2024, compared to a fair value loss of $0.3 million in 2023. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In 2024, we incurred finance costs of $8.0 million, compared to $1.8 million in 2023, which includes accretion of the convertible debentures throughout the year and cash and non-cash interest expense on additional funds drawn on our Credit Facility. The increase is primarily attributed to interest expense on our convertible debentures issued in the fourth quarter of 2023. In addition, we recognized a gain on loan modification of $0.3 million during 2024, relating to the amendment of our Credit Facility, compared to a loss of $0.2 million in 2023.

We incurred current tax expenses of $0.5 million in 2024, compared to $0.05 million in 2023. In 2024, we recognized a deferred tax recovery of $6.5 million, compared to $6.2 million in 2023. Following an internal reorganization, which was completed in the third quarter of 2024, it became probable that taxable profit would be available against which certain deferred tax assets (i.e. non-capital losses) could be utilized. Accordingly, we have recognized deferred tax assets that were previously unrecognized, giving rise to a deferred tax recovery.

In 2024, we had a net loss of $3.4 million, or $0.02 per share on a basic and diluted basis, compared to net loss of $26.8 million, or $0.18 per share on a basic and diluted basis, in 2023. In 2024, we incurred an Adjusted Net Loss of $1.2 million or $0.01 per share, compared to an Adjusted Net Loss of $4.0 million or $0.03 per share, for the prior year. The improved Adjusted Net Loss is largely attributable to the significant increase in revenue generated by our interests in 2024. See "Non-IFRS Measures".

Year ended December 31, 2023, compared to year ended September 30, 2022

For a discussion of our results of operations for the year ended December 31, 2023, compared to the year ended September 30, 2022, please refer to Item 5. Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2023.

Three months ended December 31, 2024, compared to three months ended December 31, 2023

Revenue for the three months ended December 31, 2024, was $3.4 million, compared to $1.0 million in the comparative period of 2023. Revenue increased due to higher commodity prices, stronger production from the areas covered by our royalty at Canadian Malartic, pre-production payments from the Borborema royalty interest, and royalty payments from the Cozamin royalty. Additionally, the Côté royalty interest, acquired in 2022, continued to generate payments as the mine ramped up.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the periods indicated:

	For the three months ended
	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)
Borden	251	102
Canadian Malartic	373	429
Côté	671	—
Cozamin	323	224
Vareš	893	—
Borborema	965	107
Jerritt Canyon	11	3
Others	359	454
	3,846	1,319

See "Non-IFRS Measures"

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. Amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan.

During the three months ended December 31, 2024, we received land agreement proceeds of $0.3 million, of which $0.2 million was credited against other mineral interests, compared to $0.4 million, of which $0.3 million was credited against other mineral interests in the comparative period of 2023.

During the three months ended December 31, 2024, we received $0.3 million in interest on our gold-linked loan, compared to $0.03 million in comparative period of 2023.

During the three months ended December 31, 2024, we incurred copper streaming expenses, which are included in cost of sales in our consolidated statements of loss, of $0.3 million relating to the recently acquired Vareš copper stream, compared to $nil in the comparative period of 2023.

During the three months ended December 31, 2024, we recognized a depletion expense of $1.8 million, compared to $0.2 million in the comparative period of 2023. The increase was due to higher royalty and streaming revenue earned during the three months December 31, 2024, compared to the comparative period of 2023.

General and administrative costs (other than depletion and streaming expenses) for the three months ended December 31, 2024, and 2023, were $3.2 million and $2.4 million, respectively. The increase was primarily a result of the addition of employees and year-end compensation. General and administrative costs consist of corporate administrative costs, employee costs, professional fees, non-cash depreciation and non-cash share-based compensation expenses.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the three months ended
	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)
Corporate administrative costs	687	596
Employee costs	1,315	724
Professional fees	344	496
	2,346	1,816
Depreciation	20	20
Share-based compensation	839	536
	3,205	2,372

During the three months ended December 31, 2024, and 2023, project evaluation costs were $nil and $0.2 million, respectively. The decrease primarily resulted from reduced use of outside consultants in project evaluations during the three months ended December 31, 2024. These costs consisted of professional fees incurred in evaluating royalty acquisitions.

During the three months ended December 31, 2024, corporate administrative costs increased to $0.7 million from $0.6 million in 2023, driven primarily by higher investor communications activity during the quarter. Employee costs increased to $1.3 million from $0.7 million in 2023, resulting from the addition of employees and year-end compensation. Professional fees declined to $0.3 million from $0.7 million in 2023, primarily as a result of efficient utilization of professional services.

We recognized non-cash depreciation of $0.02 million for both the three months ended December 31, 2024, and 2023.

During the three months ended December 31, 2024, we recognized non-cash share-based compensation expense of $0.8 million, compared to $0.5 million in the comparative period of 2023.

During the three months ended December 31, 2024, we did not recognize any impairments on our royalty assets compared to the recognition of non-cash impairments of $22.4 million, excluding tax of $2.6 million recorded in the three months ended December 31, 2023.

During the three months ended December 31, 2024, we recognized a fair value gain on our short-term investments of $0.02 million as compared to a loss of $0.05 million in the three months ended December 31, 2023. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the three months ended December 31, 2024, we incurred finance costs of $2.2 million as compared to $0.8 million in the three months ended December 31, 2023. The increase is primarily attributed to interest expense on our outstanding convertible debentures issued in the fourth quarter of 2023.

During the three months ended December 31, 2024, we incurred current tax recovery of $0.1 million, compared to $0.03 million in the three months ended December 31, 2023. During the three months ended December 31, 2024, we recognized a deferred tax recovery of $0.3 million, compared to $5.6 million in the three months ended December 31, 2023. The significantly higher deferred tax recovery recognized during the three months ended December 31, 2023 was primarily related to tax implication on the recognition of impairment of royalty assets of $22.4 million and non-recognition of deferred tax liability on equity component of the convertible debenture of $14.6 million.

During the three months ended December 31, 2024, we had a net loss of $3.2 million, or $0.02 per share on a basic and diluted basis, compared to $19.4 million, or $0.13 per share on a basic and diluted basis, for the same period of 2023. During the three months ended December 31, 2024, we incurred Adjusted Net Loss of $2.7 million or $0.02 per share, compared to an Adjusted Net Income of $0.9 million or $0.01 per share, for the same period in 2023.

Three months ended December 31, 2023, compared to three months ended December 31, 2022

For a discussion of our results of operations for the three months ended December 31, 2023, compared to the three months ended December 31, 2022, please refer to Item 5. Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2023.

Use of Proceeds

During the year ended December 31, 2024, we completed the Offering, pursuant to which we issued, on a bought deal basis, 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of $1.72 per Unit for aggregate net proceeds of $32.0 million (gross proceeds of $34.5 million). Net proceeds from the Offering were used to finance part of the purchase of the Vareš Stream.

Summary of Quarterly Results

The following table summarizes our selected quarterly financial results for each of the three month periods indicated:

	Three months ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Revenue	3,355	2,060	1,794	2,894
Net income (loss)(1)	(3,193)	3,423	(2,236)	(1,405)
Net income (loss) per share, basic and diluted	(0.02)	0.02	(0.01)	(0.01)
Cash provided by (used in) operating activities	1,262	(42)	987	336
Statement of Financial Position
Total assets	737,515	739,416	741,454	691,100
Total non-current liabilities	175,353	175,008	181,191	165,844

__________

Note:

(1)
Net income for the three months ended September 30, 2024, includes $5.9 million deferred tax recovery that was recognized as a result of our internal reorganizations to streamline operations, which was completed in the third quarter of 2024. See "Discussion of Operations" for further information.

Changes in net income (loss) from quarter to quarter have been affected primarily by fluctuations in revenue based on our royalties, streaming and other mineral interests and changes in expenses resulting from operations and corporate activity, including professional fees incurred in connection with corporate development activities, during the respective periods.

Liquidity and Capital Resources

	As at December 31, 2024	As at December 31, 2023
(in thousands of dollars)	($)	($)
Cash and cash equivalents	2,267	1,443
Short-term investments	214	342
Working capital (current assets less current liabilities)	2,012	1,695
Total assets	737,515	690,994
Total current liabilities	3,859	3,851
Total non-current liabilities	175,353	166,193
Shareholders' equity	558,303	520,950

As at December 31, 2024, we had cash and cash equivalents of $2.3 million, compared to $1.4 million at the end of 2023. This was primarily driven by an increase in revenue from our royalty and streaming interests, proceeds from the Offering and additional drawdown from our Credit Facility, offset by cash utilized in our acquisition of Vareš Stream and interest payments.

We had short-term investments of $0.2 million as at December 31, 2024, compared to $0.3 million at the end of 2023. Short-term investments consist of marketable securities.

As at December 31, 2024, we had working capital (current assets less current liabilities) of $2.0 million, compared to $1.7 million as at December 31, 2023. Working capital consists of current assets, which are made up of cash and cash equivalents, short-term investments, accounts receivable and prepaids and other receivables, less current liabilities, which are made up of accounts payable and accrued liabilities.

We had non-current liabilities of $175.4 million as at December 31, 2024, compared to $166.2 million at the end of 2023. Non-current liabilities consist of non-current portion of lease obligation, bank loan, convertible debentures, embedded derivative and deferred income tax liability. The increase was due to the additional drawdown from Credit Facility (detailed below) and accretion of convertible debentures, offset by fair value change in embedded derivative and deferred tax assets recognized following our internal reorganization in the third quarter of 2024.

On February 24, 2025, we announced that we had extended the maturity date of the Credit Facility to March 31, 2028, and expanded it to consist of a $30 million secured revolving credit line, with an accordion feature allowing up to an additional $45 million in availability, subject to the satisfaction of certain additional conditions. As at December 31, 2024, $25.3 million. was drawn under the Credit Facility. See "Recent Developments".

See "Financial Instruments and Risk Management" for more information regarding liquidity risks associated with financial instruments.

Cash Flows

Operating Activities

Operating activities provided cash of $2.5 million in 2024, compared to using cash of $6.9 million in 2023. Net cash provided by operating activities in 2024 reflected a net loss of $3.4 million offset by various non-cash items including $3.3 million of depreciation and depletion, $8.0 million of finance costs, $0.3 million loan modification gain, $1.7 million and $0.6 million change in the fair value of our gold-linked loan and embedded derivative, respectively, and $6.5 million of deferred tax recovery. Non-cash working capital changes included a decrease in accounts receivable providing cash of $0.3 million in 2024, compared to a decrease using cash of $0.2 million in 2023. A decrease in prepaids and other receivables provided cash of $0.8 million in 2024, compared to an increase that used cash of $1.7 million in 2023. An increase in accounts payable and accrued liabilities provided cash of $0.2 million in 2024, compared to $0.07 million in 2023.

Investing Activities

In 2024, investing activities used cash of $44.1 million, compared to $33.5 million in 2023. In 2024, we used $46.1 million in cash for acquisitions, compared to $28.7 million in 2023. The increase was principally due to the Vareš Stream acquisition in June 2024. Marketable securities provided cash of $0.2 million in 2024, compared to $3.3 million in 2023. In 2024, proceeds from land agreements credited against other mineral interests provided cash of $1.7 million, compared to $1.8 million in 2023. No dividends were received in 2024, compared to $0.03 million in 2023. Additionally, we received interest amounting to $0.08 million in 2024, compared to $0.04 million in 2023.

Financing Activities

Financing activities generated cash of $42.3 million in 2024, compared to $36.0 million in 2023, mainly due to the financing activities related to our Vareš Stream acquisition. The proceeds from the issuance of GRC Shares, including under the Offering, provided cash of $32.0 million in 2024, compared to $1.4 million in 2023. Interest payments used cash of $4.2 million in 2024, compared to $1.1 million in 2023. The increase in interest payments was due to the issuance of convertible debentures in December 2023 and increased borrowings under the Credit Facility. In 2024, we drew down $15.0 million under the Credit Facility and incurred transaction costs of $0.4 million in relation thereto. No dividends were paid in 2024, compared to $2.6 million in dividends paid in 2023.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Adjusted EBITDA which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adding land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1), share of (gain) loss in associate and impairment of royalty, net of taxes and deducting the following from net income (loss): dilution gain in associate, changes in fair value of derivative liabilities, embedded derivative, short-term investments and gold-linked loan, gain (loss) on loan modification, foreign exchange gain (loss) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

(1)
Transaction related, and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2024, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to an ongoing tax review and internal reorganization.

	For three months ended		For the years ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(3,193)	(19,360)	(3,411)	(26,756)
Land Agreement Proceeds credited against other mineral interests	196	270	1,663	1,909
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	226
Gold-linked loan interests	295	33	1,081	33
Accretion of convertible debentures	486	—	1,761	—
Transaction related and non-recurring general and administrative expenses	8	268	424	967
Share of (gain)/loss in associate	97	72	64	(172)
Dilution gain in associate	—	—	(9)	(12)
Impairment of royalty, net of taxes	—	19,760	—	19,760
Change in fair value of derivative liabilities	—	—	—	(242)
Change in fair value of gold-linked loan	(331)	(172)	(1,681)	(172)
Change in fair value of short-term investments	(19)	45	(38)	264
Change in fair value of embedded derivative	(143)	(30)	(612)	(30)
Foreign exchange (gain)/loss	(102)	55	14	132
(Gain)/loss on loan modification	—	—	(310)	249
Other income	(15)	(6)	(96)	(121)
Adjusted Net Income (Loss)	(2,721)	935	(1,150)	(3,965)
Weighted average number of common shares	169,505,388	145,086,763	159,516,299	144,729,662
Adjusted Net Income (Loss) Per Share, basic and diluted	(0.02)	0.01	(0.01)	(0.03)

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2023	1,889	1,970	1,043
For three months ended June 30, 2023	1,978	557	282
For three months ended September 30, 2023	1,927	1,370	711
For three months ended December 31, 2023	1,977	1,319	667
For year ended December 31, 2023		5,216	2,703

For three months ended March 31, 2024	2,072	4,185	2,019
For three months ended June 30, 2024	2,338	2,215	947
For three months ended September 30, 2024	2,475	2,601	1,051
For three months ended December 31, 2024	2,661	3,846	1,445
For year ended December 31, 2024		12,847	5,462

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the periods indicated:

	For three months ended		For the years ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,629	758	4,806	1,964
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	226
Streaming	893	—	893	—
Advance minimum royalty and pre-production royalty	732	137	2,982	646
Land agreement proceeds	297	391	3,085	2,347
Gold-linked loan interests	295	33	1,081	33
Total Revenue, Land Agreement Proceeds and Interests	3,846	1,319	12,847	5,216
Land agreement proceeds credited against other mineral interests	(196)	(270)	(1,663)	(1,909)
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	(226)
Gold-linked loan interests	(295)	(33)	(1,081)	(33)
Revenue	3,355	1,016	10,103	3,048

Adjusted EBITDA

Adjusted EBITDA is determined by adding the impact of depletion, depreciation, finance costs, current and deferred tax (recovery) expenses, interest earned on gold-linked loan, transaction related and non-recurring general and administrative expenses(2), non-cash share-based compensation, share of (gain) loss in associate, dilution gain in associate, impairment of royalty, net of taxes, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange (gain) loss, (gain) loss on loan modification and other income to net income (loss). We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA.

(2)
Transaction related, and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2024, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to an ongoing tax review and internal reorganization.

	For three months ended		For the years ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(3,193)	(19,360)	(3,411)	(26,756)
Depletion	1,771	249	3,204	943
Depreciation	20	20	79	70
Finance costs	2,188	814	8,043	1,839
Current tax (recovery)/expense	(80)	(34)	506	50
Deferred tax recovery	(291)	(5,569)	(6,480)	(6,183)
Land Agreement Proceeds credited against other mineral interests	196	270	1,663	1,909
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	226
Gold-linked loan interests	295	33	1,081	33
Transaction related and non-recurring general and administrative expenses	8	268	424	967
Share-based compensation	839	536	2,338	2,806
Share of (gain)/loss in associate	97	72	64	(172)
Dilution gain in associate	—	—	(9)	(12)
Impairment of royalty, net of taxes	—	19,760	—	19,760
Change in fair value of derivative liabilities	—	—	—	(242)
Change in fair value of gold-linked loan	(331)	(172)	(1,681)	(172)
Change in fair value of short-term investments	(19)	45	(38)	264
Change in fair value of embedded derivative	(143)	(30)	(612)	(30)
Foreign exchange (gain)/loss	(102)	55	14	132
(Gain)/loss on loan modification	—	—	(310)	249
Other income	(15)	(6)	(96)	(121)
Adjusted EBITDA	1,240	(3,049)	4,779	(4,440)

Contractual Obligations

As at December 31, 2024, we had the following contractual obligations, including payments due for each of the next five years thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligations	298	96	202	—	—
Revolving credit facility - principal(1)	25,287	—	25,287	—	—
Revolving credit facility - interest(1)	5,467	2,199	3,268	—	—
Convertible debentures - principal(2)	40,000	—	—	40,000	—
Convertible debentures - interest(2)	17,167	4,000	12,000	1,167	—
Total	88,219	6,295	40,757	41,167	—

__________

Notes:

(1)
Comprised of principal outstanding and undiscounted future interest payments associated with our Credit Facility.
(2)
Comprised of principal outstanding and undiscounted future interest payments associated with our convertible debentures issued in 2023.

Off-Balance Sheet Arrangements

At December 31, 2024, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

Queen's Road Capital Investment Ltd. ("QRC"), an entity whose Chief Executive Officer is also one of our directors, subscribed for $30 million principal amount of the convertible debentures in our convertible debenture financing completed in December 2023. In 2024, we incurred finance costs, including accretion of convertible debentures, of $4.5 million, compared to $0.2 million in 2023, under such convertible debentures held by QRC.

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2024, we have not entered into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing, and controlling the activities of an entity. Total management salaries and directors' fees incurred for the periods indicated are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	2,288	1,332	275	1,453
Directors' fees	209	332	102	442
Share-based compensation	1,713	1,701	788	1,628
	4,210	3,365	1,165	3,523

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

Management is required to make judgements in the application of our accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The assessment of impairment of royalty and other mineral interests requires the use of judgments, when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty and streaming interests may be deferred, will likely not occur or may be significantly reduced in the future.
•
The functional currency for our subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve judgment to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
We estimate the attributable reserves and resources relating to the mineral properties underlying the royalty and streaming interests that are held by us. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which we have royalty and streaming interests, adjusted where applicable to reflect our percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources, which are released by the operators of these mining properties, involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty and streaming interests.
•
When impairment indication of royalties, streaming and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, we may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
Our gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at period end, we use a discounted cash flow model and are required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.
•
Our embedded derivative is carried at fair value at each period end. In order to calculate the fair value at period end, we use the White Hull one factor model and are required to make estimates and assumptions on our share price, calibrated credit spread, interest rate volatility and mean reversion constant. Changes to these assumptions may impact the fair value of the liability at period end.
•
We estimate the fair values of our share options at the date of grant using the Black-Scholes option pricing model. We are required to make estimates and assumptions on risk-free interest rate, expected life of the share options, volatility and dividend yield of our shares, and forfeiture rate of the share options. Changes to these assumptions may impact the share-based compensation expense related to the share options recognized during each period.

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

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances, accounts receivable and gold-linked loan. We mitigate credit risk associated with our bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying value of our accounts receivable and gold-linked loan. In order to mitigate our exposure to credit risk, we closely monitor our financial assets.

Liquidity risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at December 31, 2024, was approximately $2.0 million as compared to approximately $1.7 million as at December 31, 2023. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we consider the amount available under the Credit Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have adequate liquidity to meet our obligations and to finance our planned activities.

Currency risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments and accounts payable and accrued liabilities is minimal.

Equity price risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at December 31, 2024, a 10% change in the market price of these investments would have an impact of approximately $0.02 million on net loss. We are not exposed to significant equity price risk related to our short-term investments.

Interest rate risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable, and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended December 31, 2024. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the year ended December 31, 2024.

Outstanding Share Data

As at the date hereof, we have 170,470,285 GRC Shares, 2,533,669 restricted share units and 9,524,994 share options outstanding. In addition, there are outstanding warrants to purchase 2,430,000 GRC Shares that were issued to holders of warrants of Ely Gold Royalties Inc. (the "Ely Warrants") as at the date hereof. Such warrants represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants are exercisable into a total of 595,350 GRC Shares as of the date hereof. Furthermore, there are outstanding warrants to purchase 20,058,300 GRC Shares issued to holders in connection with the Offering. Each such warrant is exercisable to acquire one GRC Share for a period of 36 months after closing, at an exercise price of $2.25.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while our principal executive officer and principal financial officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting. Our management, including our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

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

Our management (with the participation of our principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that our internal control over financial reporting was effective as at December 31, 2024.

Attestation report of the registered public accounting firm. This Form 20-F does not include an attestation report of our registered public accounting firm. In accordance with the United States Jumpstart Our Business Startup Act (the "JOBS Act"), we qualify as an "emerging growth company" (an "EGC"), which entitles us to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have our independent auditor assess our internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, we are exempted from the requirement to include an auditor attestation report in this Annual Report for so long as we remain an EGC. We are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act, and therefore are also exempted from the requirement to include an attestation report of our independent registered public accounting firm.

Changes in internal control over financial reporting. During the period from January 1, 2024, to December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
•
royalty and other payments to be made to us by the owners and operators of the projects underlying our royalties, streaming and other interests;
•
expectations regarding our royalties, streaming and other interests;
•
the plans and expectations of the operators of properties underlying our royalty and streaming interests;
•
estimates of mineral reserves and mineral resources on the projects in which we have royalty and streaming interests;

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
•
the proposed development of the projects underlying our interests will be viable operationally and economically and will proceed as expected;
•
any additional financing required by us will be available on reasonable terms; and
•
operators of the properties in which we hold royalties and streaming interests will not experience any material accident, labor dispute or failure of equipment.

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
•
our revenue is subject to volatility in gold, copper and other commodity prices;
•
the volatility in gold, copper and other commodity prices may have an adverse impact on the value of our royalties, streaming and similar interests and on the payments we receive thereunder in the future;
•
we have limited or no access to data or the operations underlying our existing interests;
•
a significant portion of our revenues is derived from a small number of operating properties;
•
the value and potential revenue from our royalties, streaming and other interests are subject to many of the risks faced by owners and operators of the properties underlying our interests;
•
our business, financial condition and results of operations could be adversely affected by market and economic conditions;
•
we may enter into acquisitions and other material transactions at any time;
•
current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business;
•
we have a history of negative cash flow from operating activities;
•
our future growth is, to an extent, dependent on our acquisition strategy;
•
our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalties, streaming and other interests, and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
•
if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third parties, our existing royalties, streaming or other interests could be found to be invalid;
•
operators may interpret our existing or future royalties, streaming or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights;
•
certain of our royalty interests are subject to buy down or other rights of third-parties;
•
mine development and operation is capital intensive and any inability of the operators of the properties underlying our existing or future interests to meet their liquidity needs may adversely affect the value of, and revenue from, such interests;
•
estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalties, streaming and other interests may be subject to significant revision;
•
depleted mineral reserves may not be replenished by the operators of the properties underlying our royalties, streaming and other interests;
•
we may enter into transactions with related parties and such transactions present potential conflicts of interests;
•
regulations and political or economic developments in any of the jurisdictions where the properties in which we hold or may hold royalties, streaming or similar interests are located may impact the projects underlying our interests;
•
opposition from Indigenous peoples may adversely impact the projects underlying our interests;
•
environmental risks in the jurisdictions where projects underlying our interests are located may affect the projects underlying our interests;
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

•
a significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results;
•
potential litigation affecting the properties that we have royalties, streaming or other interests in could have a material adverse effect on our business and operating results;
•
we may use certain financial instruments that are subject to a number or inherent risks; and
•
the other factors discussed under "Item 3. Key Information – D. Risk Factors" in this Annual Report and other disclosure documents, which are available under our profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and do not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in this Annual Report for further information regarding key risks faced by us.

Technical and Third-Party Information

Disclosure relating to properties in which we hold royalties, streaming or other interests is based on information publicly disclosed by the owners or operators of such properties. For further information regarding the projects and properties underlying our interests, please refer to the disclosures of the operators thereof, including those referenced herein.

As a holder of royalties and similar non-operating interests, we have limited, if any, access to properties included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties and their qualified persons to provide information to us or on publicly available information to prepare disclosure pertaining to properties, and on the relevant operations thereon, in which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained herein, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this document may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The scientific and technical information contained in this MD&A relating to our royalties, streaming and other interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services, a qualified person as such term is defined under NI 43-101.

Additional Information

Additional information concerning the Company is available under our profile at www.sedarplus.ca and www.sec.gov.

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

Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed
David Garofalo Chairman, Chief Executive Officer and President, and Director Vancouver, British Columbia, Canada	59	Chairman, Chief Executive Officer, President and a Director of Gold Royalty Corp. since 2020.	August 2020
Andrew Gubbels(1) Chief Financial Officer Vancouver, British Columbia, Canada	43

Chief Financial Officer of Gold Royalty Corp. since January 2023. Senior Vice President of Corporate Development for Aris Gold Corporation (now Aris Mining Holdings Corp.) from July 2020 to September 2022. Head of Investment Management Americas, Eurasian Resources Group, a diversified mining and natural resources processing company, from July 2019 to July 2020.

			January 2023

John W. Griffith Chief Development Officer Toronto, Ontario, Canada	57	Chief Development Officer of Gold Royalty Corp. since September 2020. Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America from 2006 to May 2020.	September 2020
Samuel Mah Vice President, Evaluations Vancouver, British Columbia, Canada	54	Vice President, Evaluations of Gold Royalty Corp. since July 2021. Director, Mining Planning of SSR Mining from 2019 to July 2021.	July 2021
Warren Gilman(2)(3)(4)(6) Director Hong Kong, China	65	Chairman and Chief Executive Officer of Queen's Road Capital Investment Ltd., a resource-focused investment company listed on the TSX, since January 2020.	August 2020
Ken Robertson(2)(4)(6) Director Vancouver, British Columbia, Canada	70	Consultant for financial reporting and litigation support services since 2015.	November 2020
Alan Hair(2)(3)(5)(6) Director Toronto, Ontario, Canada	63

Retired senior mining executive. Interim Chief Executive Officer of Great Panther Mining Limited ("Great Panther"), a public company formerly listed on the TSX and NYSE American, from February 2022 to October 2022.

			November 2020
Karri Howlett(3)(4)(5)(6) Director Saskatoon, Saskatchewan, Canada	49	Principal of Karri Howlett Consulting since 2006.	February 2022
Angela Johnson(3)(5)(6) Director Vancouver, British Columbia, Canada	41

Vice President of Corporate Development and Sustainability of Faraday Copper Corp., a company listed on the TSX and OTCQX Exchange, since April 2022. Corporate Development Manager at Silvercorp, a company listed on the TSX and NYSE American, from December 2020 to March 2022. Exploration Manager of Calibre Mining Corp., an exploration and mining company, from November 2019 to December 2020.

			March 2023

__________

Notes:

(1)
Andrew Gubbels was appointed as Chief Financial Officer effective January 1, 2023.
(2)
Member of the audit committee or our board of directors ("Audit Committee").
(3)
Member of the nominating and corporate governance committee of our board of directors ("Nominating and Corporate Governance Committee").
(4)
Member of the compensation committee of our board of directors ("Compensation Committee").
(5)
Member of the Environmental, Social and Governance ("ESG") committee of our board of directors ("ESG Committee").
(6)
Independent director under the rules of the NYSE American Company Guide and Canadian National Instrument 52-110 – Audit Committees ("NI 52-110").

Biographies

Executive Officers

David Garofalo, Chairman, Chief Executive Officer, President and Director

Mr. Garofalo has served as our Chairman, Chief Executive Officer and President since August 1, 2020. Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 35 years. Prior to joining the Company, he served as President, Chief Executive Officer and a director of Goldcorp Inc., and as President, Chief Executive Officer and a director of Hudbay Minerals Inc. ("Hudbay"), where he presided over that company's emergence as a leading metals producer. Previously, Mr. Garofalo held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer and a director of Agnico Eagle from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998. Mr. Garofalo was named "Mining Person of the Year" by The Northern Miner in 2012 and Canada's "Chief Financial Officer of the Year" by Financial Executives International Canada in 2009. Mr. Garofalo holds a Bachelor of Commerce from the University of Toronto and is a Fellow of the Chartered Professional Accountants in British Columbia, Canada and a Certified Director of the Institute of Corporate Directors. He also serves as a volunteer Chair of the Board of Directors of the Vancouver Symphony Orchestra and as a member of the Board of Trustees of the Arts Umbrella Foundation and the Vancouver Symphony Foundation.

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

John W. Griffith, Chief Development Officer

Mr. Griffith has been our Chief Development Officer since September 2020. Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America, where he worked from 2006 to May 2020. He brings nearly 30 years of financial services sector experience spanning three continents, including 26 years of global investment banking expertise. He has advised senior management and executive board members in M&A, capital markets, investor relations, risk management and general advisory in the global mining industry. Mr. Griffith's global landmark transaction was representing Goldcorp Inc. in its merger with Newmont in 2019. Mr. Griffith holds a Bachelor of Commerce from the University of Cape Town.

Samuel Mah, Vice President, Evaluations

Mr. Mah has over 28 years of experience in the mining industry comprised of a unique blend of senior and junior producers including working for SSR Mining, Great Panther, Goldcorp and Placer Dome (now Barrick Gold) and mine consulting firms: AMEC Americas and SRK Consulting, and the first metal streaming company, Silver Wheaton Corp. ("Silver Wheaton") (now Wheaton Precious Metals Corp.). He has been our Vice-President, Evaluations since July 2021. He also serves as Director, Engineering Studies for GoldMining since July 2021. Prior thereto, he served as Director, Mining Planning of SSR Mining from 2019 to July 2021, Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019, Senior Director, Project Evaluations of Silver Wheaton from 2012 to 2016 and Director, Engineering of Silver Wheaton from 2008 to 2012. Over the past decade, Mr. Mah has leveraged his experience gained from conducting technical appraisal and due diligence reviews for over 600 projects and mines across 43 countries to improve his track record of M&A success. Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

Directors

Warren Gilman

Mr. Gilman has served as our director since August 12, 2020, and serves as our independent lead director. Mr. Gilman is the Founder, Chairman and Chief Executive Officer of TSX-listed Queen's Road Capital Investment Ltd. ("QRC"), a leading financier to the global resource sector. From 2011 to 2019, Mr. Gilman was the Chairman and Chief Executive Officer of CEF Holdings Ltd. ("CEF Holdings"), a global mining investment company owned 50% by the Canadian Imperial Bank of Commerce ("CIBC") and 50% by CK Hutchison Holdings Ltd., the Hong Kong listed flagship company of Mr. Li Ka-shing. Prior to joining CEF Holdings, Mr. Gilman was the Vice Chairman of CIBC World Markets Inc., the investment banking subsidiary of CIBC. He was previously the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC's activities across Asia. Mr. Gilman, a mining engineer, also co-founded CIBC's Global Mining Group. During his 26 years with CIBC, he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. Mr. Gilman has acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda Inc., Falconbridge Ltd., Sumitomo Corporation, China Minmetals Corporation, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history. He obtained a Bachelor of Science in mining engineering from Queen's University and an MBA from the Ivey Business School at Western University. Mr. Gilman is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory board of Laurentian University.

Ken Robertson

Mr. Robertson has served as our director since November 20, 2020. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP ("EY") from 1979 to 2015. During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant. Mr. Robertson currently serves as a director of Uranium Royalty Corp., a uranium royalty listed on the TSX and Nasdaq since October 2024, and of Silvercorp Metals Inc. ("Silvercorp"), a silver exploration company listed on the TSX and NYSE American, since September 2022. Mr. Robertson previously served as a director of Mountain Province Diamonds Inc., a diamond exploration and mining company listed on the TSX, from June 2020 to June 2024, a director of Avcorp Industries Inc., a supplier of airframe structures, from June 2017 to November 2022, and of SAIS Limited (formerly Sarment Holding Limited), a technology services company, from March 2019 to July 2020. Mr. Robertson is a Chartered Professional Accountant, holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Alan Hair

Mr. Hair has served as our director since November 20, 2020. Mr. Hair is a mineral engineer and senior executive with over forty years of international experience in the mining and metals industry. Mr. Hair is the former President and Chief Executive Officer of Hudbay, a public company he joined in 1996 as a Senior Operations Manager and at which he served in a series of progressively senior roles culminating in the position of President and Chief Executive Officer. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair has served as a director of Bear Creek Mining Corporation, a public company listed on the TSX Venture Exchange, since September 2019. Mr. Hair served as a director of Great Panther from April 2020 to December 2022, during which time he also served as its chairperson from December 2021 to December 2022. Mr. Hair acted as interim Chief Executive Officer for Great Panther from February 2022 to October 2022. Mr. Hair holds a Bachelor of Science (Honours) degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

Karri Howlett

Ms. Howlett has served as our director since February 15, 2022. Ms. Howlett has 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. Ms. Howlett has been the principal of Karri Howlett Consulting, which provides environmental, social and governance and business consulting services to businesses, since 2006. She is also on the Board of Governors of the University of Regina and the board of directors of Nexgen Energy Ltd. and March Consulting Associates Inc. From 2013 to 2021 she served as a director of SaskPower, where she chaired its Safety, Environment and Corporate Responsibility Committee and led the development and implementation of net zero carbon emissions strategies. She was also previously the President and a director of RESPEC Consulting Inc., a geoscience and engineering consulting company based in Saskatoon, Saskatchewan and a director of the Saskatchewan Trade and Export Partnership. Ms. Howlett holds a B. Comm. (Hon.) in finance from the University of Saskatchewan, is a Chartered Financial Analyst and holds the Chartered Director designation.

Angela Johnson

Ms. Johnson has served as our director since March 28, 2023. Ms. Johnson is a professional geologist and diversified mining and exploration professional with over 14 years of experience holding numerous technical, operational, and corporate level leadership roles for junior and intermediate producers across North and South America. Ms. Johnson currently serves as the Vice President of Corporate Development & Sustainability at Faraday Copper Corp. ("Faraday Copper") since April 2022 and as an Independent Director of Endeavour Silver Corp. ("Endeavour Silver") since May 2024. Ms. Johnson was the Corporate Development Manager at Silvercorp between December 2020 and March 2022, where she led the assessment and evaluation of international precious and base metal projects for potential acquisition or strategic investment. Prior to that, she held the role of Exploration Manager at Calibre, where she led the operational exploration teams and managed near mine drilling activities at the company's operations in Nicaragua. During the period of 2012-2019, Ms. Johnson held several technical, project management and sustainability roles for SSR Mining at projects or operations in the U.S., Canada, Mexico and Argentina. Ms. Johnson holds a B.Sc. in Geology from the University of Alberta, an M.Sc. in Geology/Geochemistry from the University of Victoria, an MBA in Financial Services from Dalhousie University, and is a registered member of the Association of Engineers and Geoscientists of British Columbia.

B. Compensation

For the year ended December 31, 2024, the aggregate compensation to all individuals who were our directors and management in all capacities as a group was $4,118,857, which includes salaries, directors' fees, equity awards and other compensation.

Management Compensation

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to each NEO, in any capacity, for the financial year ended December 31, 2024.

A "Named Executive Officer" or "NEO" includes the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and our other executive officers, including our subsidiaries, whose individual total compensation for the most recently completed financial year exceeded C$150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our executive officer or as an executive officer to any of our subsidiaries at the end of the most recently completed financial year.

				Non-equity Incentive Plan Compensation
Named Executive Officer	Salary(1)	Share-based Awards(2)	Option-based Awards(3)	Annual Incentive Plans(4)	Long-term Incentive Plans	All Other Compensation(5)	Total Compensation
	($)	($)	($)	($)	($)	($)	($)
David Garofalo(6) Chairman, Chief Executive Officer and President	401,750	245,536	289,117	380,103	—	54,063	1,370,569
Andrew Gubbels(7) Chief Financial Officer	233,745	114,286	134,571	165,863	—	45,706	694,171
John Griffith(8) Chief Development Officer	233,745	114,286	134,571	165,863	—	67,549	716,014
Samuel Mah(9) Vice President, Evaluations	204,527	100,000	117,750	145,130	—	8,106	575,513

__________

Notes:

(1)
Pursuant to their respective employment agreements, salary paid to Mr. Garofalo, Mr. Gubbels, Mr. Griffith and Mr. Mah are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7305 per Canadian dollar, being the weighted average exchange rate for the applicable period. Effective January 1, 2024, Mr. Garofalo's salary was set at C$550,000 per year, Mr. Gubbels' salary was set at C$320,000 per year, Mr. Griffith's salary was set at C$320,000 per year and Mr. Mah's salary was set at C$280,000 per year.
(2)
These amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $1.24 of shares on the NYSE American on the date of grant on December 5, 2024. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(3)
These amounts represent the aggregate grant date fair value of options to purchase common shares ("Options"), which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on December 5, 2024: exercise price: $1.24; expected risk free interest rate: 4.11%; expected annual volatility: 56%; expected life in years: 2.88; expected annual dividend yield: 0%; and Black-Scholes value: $0.50. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.
(4)
Amounts in this column are paid as annual cash bonuses in respect of the financial year noted and were paid pursuant to our STIP. See " – Short-Term Incentive Program" below for further information. The payments for the financial year ended December 31, 2024, were made on December 20, 2024. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7053 for the financial year ended December 31, 2024, being the exchange rate as of December 20, 2024.
(5)
These amounts represent the total contributions made by the Company to the Registered Retirement Savings Plan on behalf of the NEOs, as well as payments made in lieu of vacation for the year ended December 31, 2024.
(6)
Mr. Garofalo was appointed as Chairman, Chief Executive Officer and President effective August 1, 2020.
(7)
Mr. Gubbels was appointed as Chief Financial Officer effective January 1, 2023.
(8)
Mr. Griffith was appointed as Chief Development Officer effective September 8, 2020.
(9)
Mr. Mah was appointed as Vice President, Evaluations effective July 1, 2021.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and Share-based Awards outstanding as of the financial year ended December 31, 2024.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
David Garofalo Chairman, Chief Executive Officer and President	600,000	5.00	March 7, 2026	—	—	—	—
	78,815	4.93	January 4, 2027	—	—	—	—
	310,756	2.59	December 5, 2027	—	—	—	—
	580,490	1.24	December 5, 2029	—	—	—	—
				—	470,801	569,669	—
Andrew Gubbels Chief Financial Officer	126,562	2.59	December 5, 2027	—	—	—	—
	270,192	1.24	December 5, 2029	—	—	—	—
					208,271	252,008	—
John Griffith Chief Development Officer	275,000	5.00	March 7, 2026	—	—	—	—
	43,536	4.93	January 4, 2027	—	—	—	—
	144,642	2.59	December 5, 2027	—	—	—	—
	270,192	1.24	December 5, 2029	—	—	—	—
					218,112	263,916	—
Samuel Mah Vice President, Evaluations	100,000	4.85	August 25, 2026	—	—	—	—
	42,035	4.93	January 4, 2027	—	—	—	—
	126,562	2.59	December 5, 2027	—	—	—	—
	236,418	1.24	December 5, 2029
				—	191,283	231,452	—

__________

Notes:

(1)
Options expiring on March 7, 2026, were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on August 25, 2026, were granted on August 25, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on January 4, 2027, were granted on January 4, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 5, 2027, were granted on December 5, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 5, 2029, were granted on December 5, 2024, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2024, 1,134,694 Options held by Mr. Garofalo have vested, 194,110 Options held by Mr. Gubbels have vested, 530,726 Options held by Mr. Griffith have vested, and 327,702 Options held by Mr. Mah have vested.

(2)
The Share-based Awards consist of RSUs. One-third of RSUs granted on January 4, 2022, will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 5, 2022, will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 19, 2022, will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 5, 2024, will vest on each of the first, second and third anniversaries of the date of grant.
(3)
Each Option entitles the holder to one common share upon exercise.
(4)
The value shown is based on the closing price of our common shares on December 31, 2024, being $1.24 per share.
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

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
David Garofalo Chairman, Chief Executive Officer and President	—	188,868	380,103
Andrew Gubbels Chief Financial Officer	—	76,968	165,863
John Griffith Chief Development Officer	—	87,926	165,863
Samuel Mah Vice President, Evaluations	—	77,538	145,130

__________

Notes:

(1)
As of December 31, 2024, 600,000 and 275,000 Options at an exercise of $5.00 per share held by Mr. Garofalo and Mr. Griffith have vested, respectively; 78,815 and 43,536 Options at an exercise of $4.93 per share held by Mr. Garofalo and Mr. Griffith have vested, respectively; 310,756, 126,562 and 144,642 Options at an exercise of $2.59 per share held by Mr. Garofalo, Mr. Gubbels and Mr. Griffith have vested, respectively; 145,123, 67,548 and 67,548 Options at an exercise price of $1.24 per share held by Mr. Garofalo, Mr. Gubbels and Mr. Griffith have vested, respectively; and 100,000, 42,035, 126,562 and 59,105 Options at an exercise price of $4.85, $4.93, $2.59 and $1.24 per share held by Mr. Mah have vested, respectively. All such vested Options were out-of-the-money.

Director Compensation

The following table sets forth information relating to compensation paid to the directors during the financial year ended December 31, 2024.

Name(1)	Fees Earned ($)(2)	Share-based Awards ($)(3)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Warren Gilman(4)	58,084	124,999	—	—	—	183,083
Ken Robertson(5)	40,013	107,143	—	—	—	147,156
Alan Hair(6)	36,375	107,143	—	—	—	143,518
Karri Howlett(7)	36,375	107,143	—	—	—	143,518
Angela Johnson(8)	29,069	107,143	—	—	—	136,212
Glenn Mullan(9)	9,104	—	—	—	—	9,104

__________

Notes:

(1)
Compensation paid to Mr. Garofalo is disclosed above in the "Summary Compensation Table" and is not reported in this "Director Compensation" table.
(2)
Directors' fees are paid in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7275 per Canadian dollar, being the weighted average exchange rate for the applicable period.
(3)
For 2024, these amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $1.24 of shares on the NYSE American on the date of grant on December 5, 2024. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(4)
Mr. Gilman was appointed as a director of the Company on August 12, 2020.
(5)
Mr. Robertson was appointed as a director of the Company on November 20, 2020.
(6)
Mr. Hair was appointed as a director of the Company on November 20, 2020.
(7)
Ms. Howlett was appointed as a director of the Company on February 14, 2022.
(8)
Ms. Johnson was appointed as a director of the Company on March 28, 2023.
(9)
Mr. Mullan ceased to be a director on April 20, 2024.

Mr. Hair, Mr. Robertson, Mr. Gilman, Ms. Howlett and Ms. Johnson served as independent directors for the financial year ended December 31, 2024.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based and Share-based Awards outstanding as of the financial year ended December 31, 2024.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Warren Gilman Lead Director	250,000	5.00	March 7, 2026	—	—	—	—
	25,020	4.93	January 4, 2027	—	—	—	—
				—	163,080	197,327	—
Ken Robertson Director	100,000	5.00	March 7, 2026	—	—	—	—
	17,514	4.93	January 4, 2027	—	—	—	—
				—	139,355	168,620	—
Alan Hair Director	100,000	5.00	March 7, 2026	—	—	—	—
	17,514	4.93	January 4, 2027	—	—	—	—
				—	139,355	168,620	—
Karri Howlett Director	17,514	3.06	May 19, 2027	—	—	—	—
				—	142,231	172,100	—
Angela Johnson Director				—	158,112	191,316	—
Glenn Mullan(6) Former Director				—	—	—	—

__________

Notes:

(1)
Options expiring on March 7, 2026, January 4, 2027, May 19, 2027, and December 5, 2027, were granted on March 7, 2021, January 4, 2022, May 19, 2022, and December 5, 2022, respectively. These Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2024, 275,020 Options held by Mr. Gilman have vested, 117,514 Options held by Mr. Robertson have vested, 117,514 Options held by Mr. Hair have vested, 17,514 Options held by Ms. Howlett have vested; and 17,514 Options held by Mr. Mullan have vested, and forfeited following Mr. Mullan's departure on April 20, 2024.
(2)
The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(3)
Each Option entitles the holder to one common share upon exercise.
(4)
The value shown is based on the closing price of our common shares on December 31, 2024, being $1.24 per share.
(5)
Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(6)
Mr. Mullan ceased to be a director on April 20, 2024.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a director during the last fiscal year.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Warren Gilman Lead Director	—	49,592	—
Ken Robertson Director	—	41,897	—
Alan Hair Director	—	41,897	—
Karri Howlett Director	—	42,976	—
Angela Johnson Director	—	54,376	—
Glenn Mullan(3) Former Director	—	2,714	—

__________

Notes:

(1)
As at of December 31, 2024, 250,000, 100,000 and 100,000 Options at an exercise of $5.00 per share held by Mr. Gilman, Mr. Robertson and Mr. Hair have vested, respectively; 25,020 17,514 and 17,514 Options at an exercise price of $4.93 per share held by Mr. Gilman, Mr. Robertson and Mr. Hair have vested, respectively; 17,514 Options at an exercise price of $3.06 per share held by Ms. Howlett have vested; and 17,514 Options at an exercise price of $4.93 per share held by Mr. Mullan have vested, and forfeited following Mr. Mullan's departure on April 20, 2024. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option from the market price of our common shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of our shares on the NYSE American on the vesting date for Options vesting post-IPO).
(2)
The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(3)
Mr. Mullan ceased to be a director on April 20, 2024.

Summary of Options Granted to Directors and Management

The following table discloses Options which were granted to directors and officers during the fiscal year ended December 31, 2024:

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share ($)	Expiry Date
David Garofalo Chairman, Chief Executive Officer and President	December 5, 2024(1)	common shares	580,490	1.24	December 5, 2029
Andrew Gubbels Chief Financial Officer	December 5, 2024(1)	common shares	270,192	1.24	December 5, 2029
John Griffith Chief Development Officer	December 5, 2024(1)	common shares	270,192	1.24	December 5, 2029
Samuel Mah Vice President, Evaluations	December 5, 2024(1)	common shares	236,418	1.24	December 5, 2029

__________

Note:

(1)
These options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest on each of the dates that are 6, 12 and 18 months thereafter.

Pension Plan Benefits

We presently do not provide any defined benefit or pension plan to our directors, executive officers, employees or consultants.

Short-Term Incentive Program ("STIP")

The STIP is a variable component of the compensation program intended to reward eligible employees for achieving annual corporate performance against stated objectives and an employee's individual progress which aid in achieving long-term value for the Company. STIP opportunity levels will vary by employee level, role and responsibilities, but will also be reflective of market practice for organizations of similar size, scope and complexity.

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

STIP targets are expressed as a percentage of base salary, with actual payouts based on a performance multiplier dependent on corporate performance. The Compensation Committee has established target awards for each of the executive officers based on a percentage of their base salaries (each, a "Target Award"). The performance multiplier achieved can range between 0% and 150% of target. The Compensation Committee considers the breadth, scope and complexity of each executive officer's role, internal equity and whether the executive officer's incentive compensation is competitive relative to similarly situated executives in our Peer Group to determine Target Awards.

Our board, upon recommendation from the Compensation Committee, adopts a performance scorecard that sets out key performance criteria to guide and motivate executives to execute on our business strategy. At the end of the year, the Compensation Committee assesses actual performance against each criterion and recommends to our board an aggregate corporate performance score between 0% to 150% of target. Our board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated performance score, as appropriate, to better reflect performance.

The performance criteria are selected to align with our strategic direction and are based on six key performance categories critical to Gold Royalty's success in delivering shareholder value, which are assessed against specific and measurable key performance indicators.

The Compensation Committee selected key performance indicators within a balanced scorecard and, subsequent to the financial year ended December 31, 2024, evaluated corporate performance achieved against the scorecard. Upon this review, the Compensation Committee and Board determined to award each of the executive officers STIP awards at 122.5% of their Target Award for 2024.

Long-Term Incentive Plan ("LTIP")

The maximum number of common shares that may be reserved for issuance under the LTIP is 10% of the number of issued and outstanding common shares on a non-diluted basis from time to time. The LTIP is available to our directors, key employees, including officers, and consultants, as determined by our board of directors and the Compensation Committee.

Our board of directors adopted the LTIP on March 7, 2021, which allows for a variety of equity based awards that provide different types of incentives to be granted to certain of our and our subsidiaries' officers, directors, employees and consultants (in the case of Options, performance share units ("PSUs") and RSUs) and to Non-Employee Directors (as defined in the LTIP) (in the case of deferred share units ("DSUs")). Options, PSUs, RSUs and DSUs are collectively referred to herein as "Awards". The following discussion is qualified in its entirety by the text of the LTIP. The aggregate number of common shares issuable under the LTIP in respect of awards will not exceed 10% of the aggregate number of common shares issued and outstanding from time to time.

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

All Options granted under the LTIP shall be Non-Qualified Stock Options (as defined in the LTIP) unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option (as defined in the LTIP). No Option shall be treated as an Incentive Stock Option unless the LTIP has been approved by our shareholders within 12 months following the effective date of the LTIP and in a manner intended to comply with applicable shareholder approval requirements.

RSUs, PSUs and DSUs are substantially like "phantom" shares, the implied value of which will rise and fall in value based on the fair market value of the common shares and are redeemable, at the discretion of Gold Royalty, for cash, common shares from treasury or a combination of common shares from treasury and cash. The fair market value of the common shares, on a particular date, is determined based on the closing price for the common shares on the applicable stock exchange for the trading day on which the common shares traded immediately preceding such date. The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant's grant agreement.

For each PSU awarded under the LTIP, our board of directors will establish (a) the applicable performance criteria and other vesting conditions, and (b) the period of time in which such performance criteria and other vesting conditions must be met, in order for a participant to be entitled to receive common shares in exchange for his or her PSUs. Subject to the provisions of any award agreement and the provisions of the LTIP, all vested RSUs and PSUs will be settled as soon as practicable following the date on which the board determines that the performance criteria and/or other vesting conditions with respect to the RSU and/or PSU have been met, but in all cases RSUs and PSUs will be settled prior to (a) three years following the date of grant of the RSU or PSU, if settled by payment of cash equivalent or through purchases by Gold Royalty on the participant's behalf on the open market, or (b) ten years following the date of grant of the RSU or PSU, if the RSU or PSU will be settled by the issuance of common shares from treasury.

Eligible Directors may receive all or a portion of their compensation in the form of a grant of DSUs in each fiscal year. The number of DSUs will be calculated as the amount of the Eligible Director's compensation elected to be paid in DSUs divided by the market value (as defined in the LTIP). Each Eligible Director will be entitled to redeem his or her DSUs during the period commencing on the business day immediately following his or her termination date and ending on the date that is not later than the 90th day following such termination date, or such shorter redemption period as set out in the relevant DSU agreement.

The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or disability, subject to the terms of a participant's employment agreement, award agreement and the change of control provisions described below:

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
•
any amendment regarding the provisions governing the effect of termination of a participant's employment, contract or office;
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

As of the date hereof, the maximum number of common shares available for grant under the LTIP is 4,205,905, of which 17,025,600 are subject to existing Awards.

The above summary is qualified in its entirety by the full text of the LTIP, a copy of which is available under our profile on SEDAR+ at www.sedarplus.ca and on our website at www.goldroyalty.com.

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

Our board of directors facilitates its exercise of independent supervision over management by ensuring that at least 50% of its members are "impartial". Directors are considered to be impartial if they have no direct or indirect material relationship with our Company which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

Our board of directors is currently comprised of six directors, of whom five are independent. Each of Warren Gilman, Alan Hair, Ken Robertson, Angela Johnson and Karri Howlett are considered "independent" as provided by NI 52-110 and the NYSE American corporate governance standards (the "NYSE American Governance Rules"). David Garofalo is not considered "independent".

We have not adopted any retirement or term limits for directors serving on the board. We believe that maintaining an appropriate balance of tenure among our directors is a part of the board's consideration. Longer serving directors bring valuable experience and knowledge with respect to our business and the royalty and streaming industry. Newer directors bring in fresh perspectives and ideas and additional expertise and experience.

While term and age limits could facilitate new viewpoints and ideas being brought to our board of directors, we believe they are counter-balanced by the disadvantage of losing directors who, over a period of time, have developed unique and specialized insights into our strategic initiatives and business and who provide valuable contributions to board discussions and assessments. Our Nominating and Corporate Governance Committee regularly reviews and assesses our directors and uses its discretion in our and our shareholders' best interests to refresh the board as necessary.

Committees of our Board of Directors

Our board of directors has the following four standing committees, the members of which are set out under "Item 6C. Directors, Senior Management and Employees -Board Practices":

•
the Audit Committee;
•
the Compensation Committee;

•
the Nominating and Corporate Governance Committee; and
•
the ESG Committee.

Each of the Audit, Compensation and Nominating and Corporate Governance committees are comprised entirely of independent directors and the ESG Committee is comprised of a majority of independent directors. Each of the committees report directly to our board of directors. From time to time, when appropriate, ad hoc committees of our board of directors may be appointed by our board of directors.

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
•
reviewing with the independent auditors any audit problems or difficulties and management's response;
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

It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, our external auditors and management. The Audit Committee is given full access to our management, records and external auditors as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. We provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditor for the purpose of rendering or issuing audit reports and to any advisors employed by the Audit Committee.

The Audit Committee Charter is available on our website at www.goldroyalty.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of our board of directors is responsible for making recommendations to our board of directors in respect of the filling of board vacancies and as to director nominees. On an annual basis, our board of directors reviews its strategies to determine the composition of the board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives. The Nominating and Corporate Governance Committee is comprised of Mr. Hair, Mr. Gilman, Ms. Howlett and Ms. Johnson. Each of Mr. Hair, Mr. Gilman, Ms. Howlett and Ms. Johnson are considered independent pursuant to NI 52-110 and the NYSE American Governance Rules. Mr. Hair is the Chair of the Nominating and Corporate Governance Committee.

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
•
reviews and resolves reports of violations of our Code of Conduct and Ethics and our Supplier Code of Conduct;
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

Compensation Committee

The Compensation Committee is appointed by our board of directors to, among other things, discharge the board's responsibilities relating to compensation of our directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and allows us to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee, among other things, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and determines the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee meets without the presence of executive officers when approving the Chief Executive Officer's compensation.

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
•
evaluates the Chief Executive Officer's performance, and sets the Chief Executive Officer's compensation level based on such evaluation;
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

ESG Committee

The ESG Committee is appointed by our board of directors to, among other things, discharge the board's responsibilities relating to overseeing our processes as they relate to, and reviewing and making recommendations in respect of, health, safety, environmental, social, sustainability, climate-related matters, governance and other human capital matters (collectively, "ESG Matters").

The ESG Committee is comprised of Ms. Howlett, Mr. Hair and Ms. Johnson. Each of the members of the ESG Committee is considered independent pursuant to NI 52-110 and the NYSE American Governance Rules. Ms. Howlett is the Chair of the ESG Committee.

Among other things, the ESG Committee is responsible for:

•
reviewing with our senior management team our goals in respect of ESG Matters with a view to protect our interests;
•
approving and reviewing our ESG policy toward achievement of our goals relating to ESG Matters;
•
monitoring performance of our activities relating to ESG Matters in achieving such goals;
•
ensuring that management demonstrates and communicates its commitment to ESG Matters to our stakeholders, and as necessary and appropriate, engages with stakeholders in respect of ESG Matters, including companies in which we have an interest or which operates properties underlying our assets, and our employees, by fostering a culture of respect and accountability regarding such matters;
•
receiving and discussing with management regular environmental and sustainable development reports, including those that are received from operating companies, and those that relate to annual audits of operating companies with a view to ensuring the protection of our interests; and
•
reviewing our report on ESG Matters, if any.

A copy of the ESG Committee charter is available on our website at www.goldroyalty.com.

D. Employees

As of December 31, 2024, we had 13 full time employees in Canada and 3 part time employees in Canada. We may from time to time rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

E. Share Ownership

Information regarding the ownership of our common shares by our directors and executive officers is set forth in "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

F. Disclosure of registrant's action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table indicates information as of March 20, 2025, regarding the beneficial ownership of our common shares for:

•
each person who is known by us to beneficially own 5% or more of our common shares;
•
each executive officer;
•
each of our directors; and
•
all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of March 20, 2025. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address for our directors and executive officers is c/o Gold Royalty Corp., 1188 W. Georgia Street, Suite 1830, Vancouver, BC V6E 4A2.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Outstanding(2)
Executive Officers and Directors:
David Garofalo	2,314,322	(3)	1.36%
John W. Griffith	930,805	(4)	*
Samuel Mah	610,417	(5)	*
Warren Gilman	2,181,153	(6)	1.28%
Ken Robertson	193,062	(7)	*
Alan Hair	344,151	(8)	*
Karri Howlett	119,779	(9)	*
Angela Johnson	60,256	(10)	*
Andrew Gubbels	525,443	(11)	*
Alastair Still	397,664	(12)	*

All Executive Officers and Directors as a Group (ten persons)	7,677,052		4.50%
5% Shareholders
GoldMining Inc.	21,533,125	(13)	12.63%
Queens Road Capital Investment Ltd.	16,430,855	(14)	9.64%
Nevada Gold Mines LLC	9,393,681	(15)	5.51%

* Less than one percent

__________

Notes:

(1)
Unless otherwise indicated, each executive officer and shareholder listed herein is both the record holder and beneficial owner of the shares listed opposite his, her or its name herein.
(2)
On the basis of 170,470,285 common shares outstanding as of March 20, 2025.
(3)
Consists of 686,121 common shares, options to purchase 1,570,061 common shares and warrants to purchase 58,140 common shares. Does not include 462,209 unvested RSUs.
(4)
Consists of 168,365 common shares, options to purchase 733,370 common shares and warrants to purchase 29,070 common shares. Does not include 213,368 unvested RSUs.
(5)
Consists of 105,402 common shares and options to purchase 505,015 common shares. Does not include 186,697 unvested RSUs.
(6)
Consists of 1,324,737 common shares, options to purchase 275,020 common shares and warrants to purchase 581,396 common shares. Does not include 160,354 unvested RSUs.
(7)
Consists of 63,920 common shares, options to purchase 117,514 common shares and warrants to purchase 11,628 common shares. Does not include 137,448 unvested RSUs.
(8)
Consists of 168,497 common shares, options to purchase 117,514 common shares and warrants to purchase 58,140 commons shares. Does not include 137,448 unvested RSUs.
(9)
Consists of 76,102 common shares, options to purchase 17,514 common shares and warrants to purchase 26,163 common shares. Does not include 139,351 unvested RSUs.
(10)
Consists of 48,628 common shares and warrants to purchase 11,628 common shares. Does not include 158,112 unvested RSUs.
(11)
Consists of 114,514 common shares, options to purchase 396,754 common shares and warrants to purchase 14,535 common shares. Does not include 208,271 unvested RSUs.
(12)
Consists of 69,034 common shares and options to purchase 328,630 common shares. Does not include 96,681 unvested RSUs.
(13)
Based on a Form 13G filed by GoldMining on February 5, 2024.
(14)
Based on Form 13G/A filed by QRC dated November 14, 2024, and consists of 300,808 common shares beneficially owned and an additional 15,789,473 common shares that the reporting person has a right to acquire upon conversion of Debentures held by them.
(15)
Based on a Form 13G filed jointly by and among ABX Financeco Inc., Barrick Gold Corporation, Barrick Gold Exploration Inc., Barrick Gold Finance Inc., Barrick Gold U.S. Inc., Barrick Goldstrike Mines Inc., Barrick Nevada Holding LLC, Barrick North America Holding Corporation, Barrick Turquoise Ridge Inc. and Nevada Gold Mines LLC, dated October 4, 2022.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our Company's shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

There were no significant changes in the percentage ownership held by any of our 5% or greater shareholders in the past three years other than as disclosed herein.

GoldMining's percentage ownership has been reduced in the three years ended December 31, 2024, primarily as a result of dilution from shares issued by us to others under offerings and acquisitions. GoldMining's ownership was reduced from approximately 14.72% in March 2022 to 12.63% as of March 20, 2025.

Nevada Gold Mines became a 5% or greater shareholder on September 27, 2022, upon the closing of a transaction pursuant to which Gold Royalty indirectly acquired a royalty portfolio from Nevada Gold Mines in consideration for the issuance of 9,393,681 common shares of Gold Royalty.

QRC has been included in the above table as a 5% or greater shareholder based on a Form 13G filed by it, disclosing total beneficial ownership of 16,430,855 common shares, which includes the rights under the Debentures held by it to acquire 15,789,474 of such shares. The Debentures were acquired by QRC upon the closing of a private placement offering of debentures completed in December 2023.

Record Holders

As of March 20, 2025, 170,470,285 of our common shares were issued and outstanding. To our knowledge, approximately 19.95% of our total outstanding common shares were held by 25 record holders in the United States.

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

Indemnification Agreements and Directors' and Officers' Liability Insurance

We carry directors' and officers' liability insurance for our directors and officers.

We have entered into indemnification agreements with each of our current directors. The indemnification agreements generally require that we indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees' service to us as directors and officers, if the indemnitees acted honestly and in good faith with a view to the best interests of our Company and, with respect to criminal and administrative actions or other non-civil proceedings that are enforced by monetary penalty, if the indemnitee had reasonable grounds to believe that his or her conduct was lawful. The indemnification agreements also provide for the advancing of defense expenses to the indemnitees by us.

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

Dividend Policy

We currently intend to retain future earnings for use in our business and do not anticipate paying dividends on our common shares in the near future. Any determination to pay future dividends will remain at the discretion of our board of directors and will be made taking into account our financial condition and other factors deemed relevant by the board.

B. Significant Changes

A discussion of significant changes since December 31, 2024, is provided under "Item 5. – Operating and Financial Review and Prospects" and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares and common share purchase warrants are listed on the NYSE American under the symbol "GROY" and "GROY-WT", respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares and common share purchase warrants are listed on the NYSE American under the symbol "GROY" and "GROY-WT", respectively. There can be no assurance that our common shares and common share purchase warrants will remain listed on the NYSE American.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Gold Royalty was incorporated on June 23, 2020, under the CBCA. The following description of the material terms of our Articles, our by-laws and authorized share capital is a summary and does not purport to be complete. It should be read in conjunction with our Articles, attached as Exhibit 1.1 and our by-laws attached at Exhibits 1.2 and 1.3 and certain sections of the CBCA.

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

To be timely, a shareholder's notice must be received (i) in the case of an annual meeting of shareholders, not less than the 30th day prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The bylaws also prescribe the proper written form for a shareholder's notice. Our board of directors may, in its sole discretion, waive any requirement under these provisions.

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

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor's report, election of directors and re-appointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting.

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

The following discussion summarizes the principal features of the Investment Act for a "non-Canadian" (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

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

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2025, this amount is C$1.386 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is C$2.079 billion for 2025); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

On March 22, 2024, Bill C-34, An Act to amend the Investment Canada Act, received Royal Assent. Provisions not requiring regulations came into force on September 3, 2024. Certain provisions to the Investment Act will come into force later, as they require either regulatory amendments or an interpretation note before they can be implemented, including new pre-implementation filing requirements for investments in "sensitive sectors" (prescribed business activities). Pre-closing filing obligations are soon to be mandatory for investments in certain sensitive sectors, even if these investments fall below the thresholds for mandatory net benefit review.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our Company are exempt from the Investment Act, including:

(a)
the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
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

Under the CBCA, a corporation cannot repurchase its shares or pay or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share unless the stated capital has been adjusted in accordance with the CBCA.

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

On December 15, 2023, we entered into a Trust Indenture with Odyssey Trust Company, providing for the Debentures. See "Item 5. Operating and Financial Review and Prospects" for further information.

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

See "Item 10. Additional Information – B. Memorandum and Articles of Association" for further information above.

E. Taxation

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations under the Income Tax Act(Canada) and the Income Tax Regulations (collectively, the "Canadian Tax Act") generally applicable to the holding and disposing of our common shares(the "shares") by a beneficial owner of any such shares who, at all relevant times, for the purposes of the application of the Canadian Tax Act, (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm's length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a "derivative forward agreement", as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (a "Non-Canadian Holder"). This summary does not apply to a Non-Canadian Holder that is an "authorized foreign bank" within the meaning of the Canadian Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

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

Dividends

Dividends paid or credited on the shares or deemed to be paid or credited on the shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder's account. Non-Canadian Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

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

Generally, the shares will not constitute "taxable Canadian property" to a Non-Canadian Holder at a particular time provided that the shares are listed at that time on a "designated stock exchange" (as defined in the Canadian Tax Act), unless at any particular time during the 60-month period that ends at that time:

•
at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm's length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and
•
more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as that term is defined in the Canadian Tax Act), (iii) "timber resource properties" (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company("PFIC"), for any taxable year in which either (i) at least 75% of its gross income is "passive income" (the "PFIC income test") or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the "PFIC asset test"). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, short-term investments, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We expect that we should be treated as a PFIC for the tax year ended December 31, 2024, and may continue to be treated as a PFIC in future years.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the "PFIC excess distribution regime" upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for our common shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder's holding period for our common shares or warrants. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by such holder for all succeeding years during which such holder owns our common shares or warrants, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a "deemed sale" election with respect to our common shares. If such election is made, the U.S. Holder will be deemed to sell our common shares or warrants it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder's common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

Our common shares will be marketable stock as long as they remain listed on the NYSE American and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder's mark-to-market election for our common shares.

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
Distributions

Subject to the discussion above under "Passive Foreign Investment Company Consequences", a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

Sale, Exchange, or Other Disposition of our common shares

Subject to the discussion above under "Passive Foreign Investment Company Consequences", a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder's adjusted tax basis in our common shares or warrants, as applicable. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Dividends on and proceeds from the sale or other disposition of our common shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR UNITS, COMMON SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

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

Part II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. - E. Material Modifications to the Rights of Security Holders

Not applicable.

ITEM 15. Controls and Procedures.

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management's annual report on internal control over financial reporting

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

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

ITEM 16B. Code of ethics.

We believe in strict adherence to the highest standards of business ethics and responsibility. We have thus adopted a Code of Conduct and Ethics that applies to us and our directors, officers, employees and advisors, which complies with the "code of ethics" contemplated by Item 16B of Form 20-F. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, and principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Conduct and Ethics is available on our website at www.goldroyalty.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction d to such Item 16B.

ITEM 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers LLP, Vancouver, Canada, PCAOB Firm ID: 271, is the Company's independent registered public accounting firm.

Audit Fees

The following sets forth the aggregate fees billed for the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for the last two fiscal years.

Fiscal year ended December 31, 2023	$290,024
Fiscal year ended December 31, 2024	$182,700

Audit-Related Fees

The following sets forth additional aggregate fees to those reported under "Audit Fees" in the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended December 31, 2023	$54,482
Fiscal year ended December 31, 2024	$33,271

Audit-related fees are for services rendered by our auditors related to the performance of the audit of our financial statements and are not reported under the category "Audit Fees" above.

Tax Fees

The following sets forth the aggregate fees billed in the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended December 31, 2023	$4,778
Fiscal year ended December 31, 2024	$-

Tax fees were for tax advisory services.

All Other Fees

The following sets forth the aggregate fees billed in the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2023	$-
Fiscal year ended December 31, 2024	$-

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves our engagement of PricewaterhouseCoopers LLP to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of our delegation of authority framework and the Audit Committee's policy on non-audit services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

ITEM 16F. Change in Registrant's Certifying Accountant.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider trading policies.

We have adopted an Insider Trading Policy, as amended, to promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards. The objective of our Insider Trading Policy is to help prevent any actual or apparent impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. Our Insider Trading Policy applies to our directors, officers, employees, consultants, contractors and any other party retained in any capacity with respect to transactions and proposed transactions in our securities and is administered by a Policy Administrator. Our Chief Financial Officer currently acts as the Policy Administrator for our Insider Trading Policy. All employees are required to certify their understanding of our Insider Trading Policy as a condition of employment. The foregoing description of the Insider Trading Policy is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 19.1 to the Company's Annual Report on Form 20-F filed with the SEC on March, 28 2024, and the terms of which are incorporated by reference herein. See "Item 16B. Code of ethics".

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

Risk Management and Strategies

Our board of directors have adopted a Cybersecurity Policy to serve as a standard for setting, reviewing and implementing our cybersecurity goals, objectives and targets. Our Cybersecurity Policy serves as a framework within which risks to the confidentiality, integrity or availability of our assets within our information technology network and infrastructure ("Cyberspace") are managed, and applies to all of our directors, officers, employees, consultants and contractors. We regularly perform evaluations of our security program and continue to implement controls aligned with industry guidelines to identify threats, detect attacks and protect data. Our risk management strategy is focused on three areas: (i) technology, being our hardware and software systems; (ii) processes, being our cybersecurity reporting, testing and other processes; and (iii) people, which refers to our internal cybersecurity personnel, external service providers and individual training and human interaction within our information technology and cybersecurity processes.

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

See also "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – A significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results".

Governance

Our board of directors oversees our Cybersecurity Policy primarily through the Audit Committee. The Audit Committee is responsible for the implementation of our oversight, programs, procedures and policies related to cybersecurity, cybersecurity risks, information security and data privacy, including reviewing our cybersecurity-related disclosures in our annual securities filings, monitoring (on an ongoing basis) the implementation and effectiveness of our Cybersecurity Policy and assessing potential risks to our Cyberspace and our risk exposure, resiliency of our processes, industry trends and best practices and any relevant cybersecurity and digital technology metrics. The Audit Committee reports regularly to our board of directors concerning the matters covered under the policy and advises our board of directors of any developments that it believes should have our board of directors' consideration.

Our chief executive officer and chief financial officer oversee the details of our information security risk management approach and may appoint team leads from various departments from time to time to assist with certain aspects of our cybersecurity risk mitigation strategy.

Management is required to report to the Audit Committee on our strategy, risks, metrics and operations relating to cybersecurity and information security matters. Management is responsible for ensuring that personnel are provided with adequate resources and trainings to fully understand the guidelines and expectations for cybersecurity. Members of our management team may be asked by our chief financial officer to assist with IT security investigations in the event of a breach of our Cybersecurity Policy. Upon becoming aware of a potential violation of our policy or a breach of cybersecurity, the member of management must immediately document the violation and request the individual surrender possession of any devices that may have suffered a security breach. Any member of management who is unaware of the best course of action in dealing with an IT-related matter is required to contact our third-party IT representative.

All of our employees, consultants and contractors are encouraged to exercise professional judgement in using computing devices and network resources connected to the Cyberspace, and are strictly prohibited from certain acts enumerated in our Cybersecurity Policy including, among other things, access for non-business purposes, disabling our security features and requirements, exporting information or technologies without consent and password sharing.

Violations or breaches of our Cybersecurity Policy or the associated schedules, standards or guidelines may result in suspension and/or discipline up to and including termination, in addition to administrative sanctions or legal actions.

Part III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation, as presently in effect (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

1.2	Amended and Restated By-law No. 1 (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

1.3	By-law No.2 (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

2.2	Specimen common share certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

2.3	Form of Warrant (incorporated by reference to Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 31, 2024)

2.4

Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.2 to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 31, 2024)

4.1#	Executive Employment Agreement with David Garofalo, dated January 1, 2022 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.2#

Executive Employment Agreement with Andrew W. Gubbels, dated November 12, 2022 (incorporated by reference to Exhibit 4.2 to the Company's Transition Report on Form 20-F filed with the SEC on March 27, 2023)

4.3#	Executive Employment Agreement with John Griffith, dated January 1, 2022 (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.4#	Executive Employment Agreement with Samuel Mah, dated January 1, 2022 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F filed with the SEC on December 27, 2022)

4.5#	Equity Incentive Plan, dated October 19, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.6	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

4.7

Trust Indenture between Gold Royalty Corp. and Odyssey Trust Company, dated December 15, 2023 (incorporated by reference to Exhibit 99.2 to the Company's Form 6-K filed with the SEC on December 22, 2023)

4.8	Form of Debenture (incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form F-3/A filed with the SEC on February 7, 2024)

4.9	Form of Investment Agreement (incorporated by reference to Exhibit 4.12 to the Company's Registration Statement on Form F-3/A filed with the SEC on February 7, 2024)

4.10

Underwriting Agreement dated May 28, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 28, 2024, as amended on Form 6-K/A on May 29, 2024)

8.1*	List of Significant Subsidiaries

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers LLP

15.2*	Consent of Alastair Still

19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 20-F filed with the SEC on March 28, 2024)

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F filed with the SEC on March 28, 2024)

101.INS*	Inline XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

**Furnished herewith.

# Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Gold Royalty Corp.

March 20, 2025	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

GOLD ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024, AND 2023,

THE THREE MONTHS ENDED DECEMBER 31, 2022,

AND THE YEAR ENDED SEPTEMBER 30, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Royalty Corp. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, of changes in equity and of cash flows for the years ended December 31, 2024 and 2023, for the three-month period ended December 31, 2022, and for the year ended September 30, 2022, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years ended December 31, 2024 and 2023, for the three-month period ended December 31, 2022, and for the year ended September 30, 2022 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 20, 2025

We have served as the Company’s auditor since 2020.

F-1

Gold Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in thousands of United States dollars unless otherwise stated)

		As at	As at
		December 31, 2024	December 31, 2023
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		2,267	1,443
Short-term investments		214	342
Accounts receivable		1,663	931
Prepaids and other receivables		1,727	2,830
		5,871	5,546
Non-current assets
Royalties, streaming and other mineral interests	4	717,780	671,722
Long-term investment	5	1,390	1,587
Investment in associate		1,495	1,681
Gold-linked loan	6	10,739	10,139
Other long-term assets		240	319
		731,644	685,448

		737,515	690,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		3,859	3,851
		3,859	3,851
Non-current liabilities
Non-current portion of lease obligation		181	264
Bank loan	7	24,920	10,031
Convertible debentures	8	24,898	22,763
Embedded derivative	9	1,309	1,921
Deferred income tax liability	10	124,045	131,214
		175,353	166,193

		179,212	170,044

Equity
Issued Capital	11	595,811	556,177
Reserves	11	35,684	34,226
Accumulated deficit		(73,227)	(69,816)
Accumulated other comprehensive income		35	363
		558,303	520,950
		737,515	690,994

Subsequent events (Note 18)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of United States dollars unless otherwise stated)

		For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	Notes	($)	($)	($)	($)
Revenue
Revenue	12	10,103	3,048	582	3,944
Cost of sales
Cost of sales excluding depletion	4	(268)	—	—	—
Depletion	4	(3,204)	(943)	(216)	(1,756)
Gross profit		6,631	2,105	366	2,188

Other operating income/(expenses)
General and administrative costs	13	(10,594)	(10,401)	(3,932)	(14,032)
Project evaluation costs	13	(47)	(479)	(115)	(5,593)
Share of gain/(loss) in associate		(64)	172	1	(296)
Dilution gain in associate		9	12	—	100
Impairments of royalties	4	—	(22,379)	—	(3,821)
Operating loss for the year/period		(4,065)	(30,970)	(3,680)	(21,454)

Other items
Change in fair value of derivative liabilities		—	242	278	4,588
Change in fair value of gold-linked loan	6	1,681	172	—	—
Change in fair value of short-term investments		38	(264)	1,060	(569)
Change in fair value of embedded derivative	9	612	30	—	—
Foreign exchange gain/(loss)		(14)	(132)	1	54
Finance costs	14	(8,043)	(1,839)	(285)	(633)
Gain/(loss) on loan modification	7	310	(249)	—	316
Other income		96	121	(13)	337
Net loss before income taxes for the year/period		(9,385)	(32,889)	(2,639)	(17,361)
Current tax expense	10	(506)	(50)	—	(114)
Deferred tax recovery	10	6,480	6,183	435	129
Net loss after income taxes for the year/period		(3,411)	(26,756)	(2,204)	(17,346)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		(328)	38	29	(145)
Total comprehensive loss for the year/period		(3,739)	(26,718)	(2,175)	(17,491)

Net loss per share, basic and diluted		(0.02)	(0.18)	(0.02)	(0.14)

Weighted average number of common shares outstanding, basic and diluted		159,516,299	144,729,662	143,913,069	128,232,364

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at September 30, 2021		72,538,609	228,620	11,404	(15,147)	441	225,318
GRC Shares issued to acquire Abitibi Royalties Inc.	11	31,625,931	153,702	—	—	—	153,702
GRC Shares issued to acquire Golden Valley Mines and Royalties Ltd.	11	29,478,269	143,264	—	—	—	143,264
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	11	—	—	8,991	—	—	8,991
GRC Shares issued to acquire royalties	11	9,651,130	22,544	—	—	—	22,544
GRC Shares issued for marketing services	11	216,192	899	—	—	—	899
GRC Shares issued upon exercise of common share purchase warrants	11	402,938	1,769	(913)	—	—	856
Share-based compensation - performance based restricted shares	11	—	276	—	—	—	276
Share-based compensation - share options	11	—	—	1,551	—	—	1,551
Share-based compensation - restricted share units	11	—	—	341	—	—	341
Net loss for the year		—	—	—	(17,346)	—	(17,346)
Dividends	11	—	—	—	(4,032)	—	(4,032)
Total other comprehensive loss		—	—	—	—	(145)	(145)
Balance at September 30, 2022		143,913,069	551,074	21,374	(36,525)	296	536,219
Share-based compensation - share options	11	—	—	845	—	—	845
Share-based compensation - restricted share units	11	—	—	201	—	—	201
Net loss for the period		—	—	—	(2,204)	—	(2,204)
Dividends	11	—	—	—	(1,439)	—	(1,439)
Total other comprehensive income		—	—	—	—	29	29
Balance at December 31, 2022		143,913,069	551,074	22,420	(40,168)	325	533,651
GRC Shares issued upon vesting of restricted share units	11	257,489	826	(826)	—	—	—
GRC Shares issued upon exercise of share options - Golden Valley Abitibi Royalties Ltd.	11	332,298	1,991	(1,823)	—	—	168
GRC Shares issued to acquire royalties	11	496,785	748	—	—	—	748
GRC Shares issued for marketing services	11	10,000	22	—	—	—	22
Share-based compensation - share options	11	—	—	1,405	—	—	1,405
Share-based compensation - restricted share units	11	—	—	1,318	—	—	1,318
At-the-Market offering:
Common shares issued to for cash	11	496,438	1,254	—	—	—	1,254
Agent fees	11	—	(31)	—	—	—	(31)
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	8	—	—	12,270	—	—	12,270
Transaction fees and issuance costs	8	—	—	(538)	—	—	(538)
Net loss for the year		—	—	—	(26,756)	—	(26,756)
Dividends	11	—	—	—	(2,599)	—	(2,599)
Dividends - Dividend Reinvestment Plan	11	162,967	293	—	(293)	—	—
Total other comprehensive income		—	—		—	38	38
Balance at December 31, 2023		145,669,046	556,177	34,226	(69,816)	363	520,950
GRC Shares issued upon vesting of restricted share units	11	738,244	1,551	(1,551)	—	—	—
GRC Shares issued for interest payment of convertible debentures	11	786,638	1,150	—	—	—	1,150
Marketing services:
GRC Shares issued	11	22,000	31	—	—	—	31
Deferred tax expense recognized	11	—	(8)	—	—	—	(8)
GRC Shares issued upon exercise of share options - Golden Valley Abitibi Royalties Ltd.	11	23,919	301	(301)	—	—	—
Share-based compensation - share options	11	—	—	434	—	—	434
Share-based compensation - restricted share units	11	—	—	1,873	—	—	1,873
Streaming interest acquisition:							—
GRC Shares issued to acquire streaming interest	11	2,906,977	5,000	—	—	—	5,000
Issuance cost	11	—	(61)	—	—	—	(61)
Deferred tax recovery recognized	11	—	17	—	—	—	17
Bought deal offering:							—
GRC Shares and Warrants issued for cash	11	20,058,300	33,497	1,003	—	—	34,500
Issuance cost	11	—	(2,524)	—	—	—	(2,524)
Deferred tax recovery recognized	11	—	680	—	—	—	680
Net loss for the year		—	—	—	(3,411)	—	(3,411)
Total other comprehensive income		—	—	—	—	(328)	(328)
Balance at December 31, 2024		170,205,124	595,811	35,684	(73,227)	35	558,303

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars unless otherwise stated)

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	($)	($)	($)	($)
Operating activities
Net loss for the year/period	(3,411)	(26,756)	(2,204)	(17,346)
Items not involving cash:
Depreciation	79	70	29	72
Depletion	3,204	943	216	1,756
Finance costs	8,043	1,839	285	633
Other (income)/expense	(81)	(70)	13	(545)
Share-based compensation	2,338	2,806	1,078	3,146
Change in fair value of short-term investments	(38)	264	(1,060)	569
Change in fair value of derivative liabilities	—	(242)	(278)	(4,588)
Change in fair value of embedded derivative	(612)	(30)	—	—
(Gain)/loss on loan modification	(310)	249	—	(316)
Change in fair value of gold-linked loan	(1,681)	(172)	—	—
Impairments of royalties	—	22,379	—	3,821
Share of (gain)/loss in associate	64	(172)	(1)	296
Dilution gain in associate	(9)	(12)	—	(100)
Deferred tax recovery	(6,480)	(6,183)	(435)	(129)
Unrealized foreign exchange (gain)/loss	95	38	42	(415)
Operating cash flows before movements in working capital	1,201	(5,049)	(2,315)	(13,146)
Net changes in non-cash working capital items:
Accounts receivables	335	(215)	389	(655)
Prepaids and other receivables	793	(1,681)	439	2,889
Accounts payable and accrued liabilities	214	69	(3,043)	(8,350)
Cash provided by (used in) operating activities	2,543	(6,876)	(4,530)	(19,262)

Investing activities
Restricted cash released	—	—	—	1,815
Interest received	81	36	—	—
Dividend received	—	34	28	—
Investment in royalties, streaming and other mineral interests	(46,098)	(28,701)	(12)	(19,682)
Investment in short-term investments	—	—	(44)	(799)
Proceeds on disposition of short-term investments	174	3,308	4,531	17,659
Cash acquired through acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.	—	—	—	10,393
Investment in associate	—	—	—	(409)
Land agreements proceeds credited against other mineral interests	1,663	1,835	481	1,630
Investment in gold-linked loan	—	(10,000)	—	—
Purchase of equipment	—	—	—	(28)
Proceeds on disposition of other mineral interests	112	—	16	—
Cash provided by (used in) investing activities	(44,068)	(33,488)	5,000	10,579

Financing activities
Proceeds from issuance of common shares	31,976	1,391	—	856
Net proceeds from bank loan/(payment of bank transaction costs)	14,624	(161)	—	9,403
Proceeds from convertible debentures, net of issuance costs	—	38,520	—	—
Interest paid	(4,161)	(1,115)	(197)	(342)
Payment of lease obligations	(90)	(76)	(25)	(60)
Dividends	—	(2,599)	(1,439)	(4,032)
Repurchase of call options	—	—	(8)	—
Cash provided by (used in) financing activities	42,349	35,960	(1,669)	5,825

Effect of exchange rate changes on cash	—	—	(2)	1

Net increase (decrease) in cash	824	(4,404)	(1,201)	(2,857)
Cash and cash equivalents
Beginning of year/period	1,443	5,847	7,048	9,905
End of year/period	2,267	1,443	5,847	7,048

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. ("GRC" or the "Company") is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral streaming interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada

The Company's common shares (the "GRC Shares") and common share purchase warrants ("Warrants") are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

2. Basis of preparation and Material accounting policies

2.1 Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). These consolidated financial statements were authorized for issue by the Company's board of directors on March 20, 2025.

2.2 Basis of presentation

The Company's consolidated financial statements have been prepared in accordance with IFRS on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements are presented in United States dollars ("U.S. dollar", "$" or "dollar"). All values are rounded to the nearest thousand except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	December 31, 2024	December 31, 2023
Ely Gold Royalties Inc.	Canada	U.S. dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
Gold Royalty Holdings Ltd.	Canada	U.S. dollar	100%	100%
Groyco Mex, S.A. de C.V.	Mexico	U.S. dollar	100%	100%

During the year ended December 31, 2024, the following wholly-owned subsidiaries were amalgamated to streamline operations as follows:

•
Golden Valley Abitibi Royalties Ltd., Calone Mining Ltd., and 1398464 B.C. Ltd. were amalgamated into the Company.
•
1320505 B.C. Ltd. was amalgamated into Ely Gold Royalties Inc..
•
DHI Minerals (U.S.) Ltd., Abitibi Royalties USA Inc., and Gold Royalty U.S. Corp. were amalgamated into Nevada Select Royalty, Inc.

The internal reorganizations involved entities under common control, resulting in a deferred tax recovery of $5,891 recognized in the consolidated statement of loss and $610 recognized in the consolidated statement of changes in equity.

All subsidiaries are consolidated from the date the Company obtained control until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from the subsidiaries and has the ability to affect those returns through its power over the entity. All inter-company transactions, balances, income and expenses are eliminated through the consolidation process. The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

2.4 Material accounting policies

Royalties, streaming and other mineral interests

Royalties, streaming and other mineral interests consist of acquired royalties in producing, development and exploration and evaluation stage properties, stream metal purchase agreements, and exploration and evaluation costs arising following the acquisition of exploration licenses. These interests are recorded at cost and capitalized as tangible assets on a property-by-property basis. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses, if any. The Company assesses the

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Material accounting policies (continued)

2.4 Material accounting policies (continued)

carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred. All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are expensed in the period incurred.

Royalties, streaming and other mineral interests related to producing mines are depleted using the units-of-production method over the life of the property to which the agreement relates, which is estimated using available information of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific interest.

On acquisition of a royalty, streaming or other mineral interest, an allocation of its cost may be attributed to the exploration potential of the interest and is recorded as a non-depletable asset on the acquisition date. The value of the exploration potential is accounted for by reference to IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for by reference to IAS 16, Property, Plant and Equipment.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its royalties, streaming and other mineral interests to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Impairment reviews for royalties on exploration and resource stage assets and other mineral interests are carried out on a property-by-property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically, when one of the following circumstances apply:

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

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks.

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

Revenue recognition

Revenue is comprised of revenue earned in the period from royalty and streaming interests, and land agreement proceeds received in excess of amounts previously capitalized as other mineral interests.

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

For streaming interests, revenue recognition occurs when the relevant commodity received from the stream operator is transferred by the Company to its third-party customers.

For land agreement proceeds received pursuant to other mineral interest option agreements where the Company acts as the optionor in the agreement, land agreement proceeds are recognized as a credit to the amounts previously capitalized as other mineral interests. Any amounts received in excess of amounts capitalized are recorded as a credit in the consolidated statements of comprehensive loss.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

2. Basis of preparation and Material accounting policies (continued)

2.4 Material accounting policies (continued)

Financial Instruments (continued)

All financial instruments are initially recorded at fair value and designated as follows:

Financial Assets	Classification
Cash and cash equivalents	Financial assets at amortized cost
Short-term investments	FVTPL
Gold-linked loan	FVTPL
Accounts receivable	Financial assets at amortized cost
Long-term investments	FVTOCI

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Lease obligation	Financial liabilities at amortized cost
Convertible debentures	Financial liabilities at amortized cost
Embedded derivative	FVTPL
Bank loan	Financial liabilities at amortized cost

The initial fair value of the liability portion of the convertible debentures was determined using a market interest rate for an equivalent non-convertible debt at the issue date. The liability excluding the embedded derivatives is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the debentures. The embedded derivatives are measured at FVTPL. The remainder of the proceeds is allocated to the conversion option and recognized in equity, net of income taxes, and not subsequently remeasured.

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

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current fiscal period are as follows:

•
The assessment of impairment of royalties, streaming and other mineral interests requires the use of judgments, when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty and streaming interests may be deferred, will not likely not occur or may be significantly reduced in the future.
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

•
The Company estimates the attributable reserves and resources relating to the mineral properties underlying the royalty and streaming interests that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty and streaming interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources, which are released by the operators of these mining properties, involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of the Company's royalty and streaming interests.
•
When impairment indication of royalties, streaming and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalties, streaming and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, the Company may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalties, streaming and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
The Company's gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at period end, the Company uses a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.
•
The Company's embedded derivative is carried at fair value at each period end. In order to calculate the fair value at period end, the Company uses the White Hull one factor model and are required to make estimates and assumptions on our share price, calibrated credit spread, interest rate volatility and mean reversion constant. Changes to these assumptions may impact the fair value of the liability at period end.
•
The Company estimates the fair values of its share options at the date of grant using the Black-Scholes option pricing model. The Company is required to make estimates and assumptions on risk-free interest rate, expected life of the share options, volatility and dividend yield of its shares, and forfeiture rate of the share options. Changes to these assumptions may impact the share-based compensation expense related to the share options recognized during each period.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

3. IFRS Pronouncement

3.1 Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

3.2 IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

3.3 Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements titled Non-current Liabilities with Covenants. These amendments seek to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override and incorporate the previous amendments, Classification of Liabilities as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024, and adoption of these amendments did not have an effect on our financial statements.

4. Royalties, streaming and other mineral interests

	Streams on Production Stage Assets ($)	Royalties on Production Stage Assets ($)	Royalties on Development Stage Assets ($)	Royalties on Exploration and Resource Stage Assets ($)	Other mineral interests ($)	Total ($)
Balance at December 31, 2022	—	310,656	122,422	215,326	19,100	667,504
Additions	—	7,369	21,250	1,152	—	29,771
Disposal	—	—	—	—	(322)	(322)
Depletion	—	(943)	—	—	—	(943)
Land agreement proceeds	—	—	—	—	(1,909)	(1,909)
Impairments	—	(8,752)	—	(13,627)	—	(22,379)
Balance at December 31, 2023	—	308,330	143,672	202,851	16,869	671,722
Additions	50,884	—	—	—	153	51,037
Disposal	—	—	—	—	(112)	(112)
Depletion	(314)	(2,890)	—	—	—	(3,204)
Land agreement proceeds	—	—	—	—	(1,663)	(1,663)
Transfers	—	16,132	(16,132)	—	—	—
Balance at December 31, 2024	50,570	321,572	127,540	202,851	15,247	717,780

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

4. Royalties, streaming and other mineral interests (continued)

During the year ended December 31, 2024, IAMGOLD's Côté Gold Mine commenced production, and its carrying value of $16,132 was transferred from royalties on development stage assets to royalties on production stage assets.

Vareš Copper Stream

On June 4, 2024, the Company completed the acquisition from OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP of a copper stream ("Vareš Copper Stream") on the Vareš Mine, operated by a subsidiary of Adriatic Metals plc located in Bosnia and Herzegovina. The Company paid $50,000, consisting of $45,000 satisfied in cash and $5,000 satisfied by issuing 2,906,977 GRC shares. The Vareš Copper Stream applies to 100% of copper production from the mining area over the Rupice deposit. The Vareš Copper Stream has associated ongoing payments required to be made by the Company equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%. The ongoing payments during the year ended December 31, 2024 were $268. Transaction costs amounting to $884 were recorded as part of the carrying value of the Vareš Copper Stream.

Other Mineral Interests

On June 18, 2024, the Company acquired mining claims located in Nye County, Nevada for $112. All of these claims were disposed of on June 20, 2024 for proceeds of $112. The Company also retained 2% net smelter return ("NSR") on these claims.

Land Agreement Proceeds

During the year ended December 31, 2024, the Company received land agreement proceeds that were credited against other mineral interests, which related to its royalty generator model of $1,663 (2023: $1,909).

Summary Of Select Royalties and Stream

The following is a summary of select royalties and a stream owned by the Company as of December 31, 2024:

Asset	Interest	Jurisdiction
Streams on Production Stage Assets:
Vareš Mine	100% Copper Stream	Bosnia and Herzegovina

Royalties on Production Stage Assets:
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (1)	1.0% NSR	Zacatecas, Mexico
Côté Gold Mine (1)	0.75% NSR	Ontario, Canada
Granite Creek	10% Net Profit Interest ("NPI")	Nevada, USA

Royalties on Development Stage Assets:
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Borborema Project	2.0% NSR	Rio Grande do Norte, Brazil
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA

Royalties on Exploration and Resource Stage Assets:
Fenelon Gold Project	2.0% NSR	Québec, Canada
South Railroad Project (1)	0.44% NSR	Nevada, USA
Tonopah West	3.0% NSR	Nevada, USA
County Line	3.0% NSR	Nevada, USA

Note:

(1)
Royalty applies to only a portion of the property.

5. Long-term investment

As at December 31, 2024, the Company held a long-term investment of $1,390 (C$2 million) (2023: $1,587 (C$2 million)) representing a 12.5% equity interest in Prospector Royalty Corp. ("PRC"), a private company providing preferred access to a proprietary and digitized royalty database. The arrangement includes a royalty referral and granting opportunities to acquire certain royalties identified by PRC.

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

As at December 31, 2024, the fair value of the loan has been estimated using a discounted cash-flow approach based on the following assumptions: risk-free interest rate of 4.04% (2023: 3.53%), calibrated credit spread of 2.95% (2023: 3.48%), estimated long-term gold price of $2,148 (2023: $1,712) per ounce and expected volatility of gold of 14.88% (2023: 14.25%). The Company recorded a fair value gain on the loan of $1,681 (2023: $172) in change in fair value of gold-linked loan in the consolidated statements of comprehensive loss for the year ended December 31, 2024.

($)
Investment in gold-linked loan	10,000
Interest income credited against gold-linked loan	(33)
Change in fair value during the year	172
Balance at December 31, 2023	10,139
Interest income credited against gold-linked loan	(1,081)
Change in fair value during the year	1,681
Balance at December 31, 2024	10,739

7. Bank loan

On January 24, 2022, the Company secured a $10,000 revolving credit facility (the "Credit Facility") with the Bank of Montreal, that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"), subject to certain conditions. The Credit Facility, secured by the Company's assets, is for general corporate use, acquisitions, and investments subject to certain limitations. Interest rates for amounts drawn are based on the U.S. dollar Base Rate plus 3.00% per annum or Adjusted Term SOFR plus 4.00% per annum. Undrawn amounts incur a standby fee of 0.90% per annum.

On February 8, 2022, and February 24, 2022, the Company drew down $3,000 and $7,000, respectively. On September 14, 2022, the Company extended the maturity date of the Credit Facility with Bank of Montreal from March 31, 2023 to March 31, 2025. On February 10, 2023, the Company expanded the Credit Facility to $20,000 with an additional $15,000 accordion option. On February 17, 2023, the Company drew down $10,287 from the expanded Credit Facility to settle the earlier drawdown and transaction costs. On August 30, 2023, the Credit Facility was increased to $25,000 with a $10,000 accordion option. On August 24, 2023, the Company drew $7,500 to acquire the Cozamin royalty and settled it on December 15, 2023. On March 1, 2024, the Company extended the maturity date of the Credit Facility to March 31, 2027. On June 4, 2024, the Company expanded the Credit Facility to $30,000 with an accordion feature providing for an additional $5,000 of availability, subject to certain additional conditions and drew $15,000 to acquire the Vareš Copper Stream. The outstanding principal balance as of December 31, 2024, was $25,287. The following outlines the movement of the bank loan from December 31, 2022, to December 31, 2024:

($)
Balance at December 31, 2022	9,448
Additional draw-down	17,787
Repayment	(17,500)
Less: transaction costs and fees	(418)
Modification adjustment	249
Interest expense	1,584
Interest paid	(1,119)
Balance at December 31, 2023	10,031
Additional draw-down	15,000
Less: transaction costs and fees	(376)
Modification adjustment	(310)
Interest expense	2,053
Interest paid	(1,478)
Balance at December 31, 2024	24,920

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

8. Convertible debentures

On December 15, 2023, the Company completed a private placement of $40,000 aggregate principal amount of unsecured convertible debentures (the "Debentures") with Queen's Road Capital Investment Ltd. ("QRC") and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pte Limited (collectively, the "Holders"). The Debentures are unsecured and bear interest at 10% per annum over a 5-year term, interest is payable 70% in cash and 30% in GRC Shares issuable at a price equal to the 20-day volume-weighted average trading price calculated at each interest payment date.

The Company identified the Debentures as compound financial instruments. In accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, the liability component excluding the Redemption Option (the "Host Contract") are classified as debt instruments and are measured at amortized cost.

The Company will be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the Holders are entitled to convert all of the outstanding Debentures into GRC Shares at a conversion price of US$1.73 (the "Redemption Option"). The Redemption Option is identified as an embedded derivative in accordance with IFRS 9 Financial Instruments and estimated at $1,951 on the issuance (Note 9).

The Debentures will be convertible at the holder's option into GRC Shares at a conversion price of $1.90 (the "Conversion Option"). As the number of GRC Shares to be issued under the Conversion Option is determined as the converted amount of the Debentures divided by the fixed conversion price of $1.90, the Conversion Option was accounted for separately as equity instruments in accordance with IAS 32 Financial Instruments: Presentation. The Conversion Option was recognized at the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component, in accordance with IFRS 9 Financial Instruments.

On the issuance date, the principal of $23,471 was allocated to the Host Contract, $1,951 was allocated to the Redemption Option as an embedded derivative (Note 9) and the residual value of $14,578 was allocated to the Conversion Option as equity. A deferred tax liability of $2,309 related to the taxable temporary difference arising from the equity portion of the Debentures was recognized as an offset in equity. The Company incurred transaction costs and fees of $1,481 for the issuance of the Debentures, of which $943 was allocated as a reduction to the liability portion and the residual value of $538 was allocated as reduction to the Conversion Option as equity.

The following outlines the movement of the Debentures from December 15, 2023, to December 31, 2024:

($)
Face value of the Debentures issued on December 15, 2023	40,000
Less: Transaction costs and fees	(943)
Less: Redemption Option classified as an embedded derivative (Note 9)	(1,951)
Less: Equity component of convertible debentures issued for cash	(14,578)
Finance costs	235
Balance at December 31, 2023	22,763
Finance costs	5,968
Interest paid	(3,833)
Balance at December 31, 2024	24,898

9. Embedded derivative

The embedded derivative related to the Debentures (Note 8) was valued upon initial recognition at fair value of $1,951. At each reporting date, the change in fair value of the embedded derivatives is recognized in the consolidated statements of comprehensive loss.

The following outlines the movement of the embedded derivatives from December 15, 2023, to December 31, 2024:

($)
Fair value of embedded derivative on December 15, 2023	1,951
Change in fair value during the year	(30)
Balance at December 31, 2023	1,921
Change in fair value during the year	(612)
Balance at December 31, 2024	1,309

As at December 31, 2024, the fair value of the embedded derivative has been estimated using the White Hull one factor model based on the following assumptions: share price of $1.21 (2023: $1.47), calibrated credit spread of 23.08% (2023: 23.36%), expected interest rate volatility of 0.85% (2023: 1.24%) and mean reversion constant of 8.58% (2023: 0.002%).

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

10. Income taxes

The Company had no assessable profit for the years ended December 31, 2024, and 2023, three months ended December 31, 2022 and the year ended September 30, 2022. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	($)	($)	($)	($)
Net loss before income taxes	(9,385)	(32,889)	(2,639)	(17,361)
Canadian federal and provincial income tax rates	27%	27%	27%	27%
Income tax recovery based on Canadian federal and provincial income tax rates	(2,534)	(8,880)	(713)	(4,687)

Reconciling items:
Difference in foreign tax rates	1,865	792	12	210
Change in deferred tax assets not recognized	(6,331)	1,319	(52)	3,282
Share-based compensation	631	758	291	849
Non-taxable dividends	—	(2)	(5)	(106)
Fair value change in warrant liability	—	(36)	(79)	(1,080)
Tax rate difference on fair value change in short-term investments	1	(2)	(137)	12
Permanent difference and others	394	(82)	248	1,505
	(5,974)	(6,133)	(435)	(15)

The significant components of deferred income tax assets and liabilities were as follows:

	December 31, 2024	December 31, 2023
	($)	($)
Deferred tax assets and (liabilities):
Non-capital losses	8,187	4,902
Capital losses	—	32
Financing fees	2,175	1,685
Other deferred tax assets	928	691
Restricted interest and financing expenses	1,138	—

Royalties, streaming and other mineral interests	(132,009)	(133,582)
Gold-linked loan	—	(19)
Convertible debentures	(4,242)	(4,717)
Other deferred tax liabilities	(222)	(206)
	(124,045)	(131,214)

At December 31, 2024, and 2023, deductible temporary differences for which no deferred tax assets are recognized are below:

	December 31, 2024	December 31, 2023
	($)	($)
Deducted temporary differences not recognized:
Non-capital losses	936	14,490
Capital losses	937	495
Royalties, streaming and other mineral interests	—	9,553
Short-term investments	333	2,065
Other deferred tax assets	471	1,696
	2,677	28,299

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

10. Income taxes (continued)

The deferred tax assets have not been recognized in the consolidated financial statements, as the Company does not consider it probable that those assets will be realized in the future. As of December 31, 2024, the Company had Canadian net operating loss carryforwards of $33,641 which expires between 2040 and 2044. As of December 31, 2024, there are U.S. net operating loss carryforwards of $3,495, of which $1,260 expires between 2034 and 2037 and the remainder may be carried forward indefinitely. As of December 31, 2024, there are Mexican net operating loss carryforwards of $621 which may be carried forward ten years.

11. Equity

11.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

On October 12, 2021, the Company issued 120,000 GRC Shares with a fair value of $626 to service providers as compensation for the expanded scope of digital marketing services for a contract term ending on June 27, 2022. $626 was recognized as share-based compensation expense for the year ended September 30, 2022.

On November 5, 2021, the Company completed its acquisitions of Golden Valley Mines and Royalties Ltd. and Abitibi Royalties Inc. by issuing an aggregate of 61,104,200 GRC Shares with a fair value of $296,966.

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

On September 27, 2022, the Company issued 9,393,681 GRC Shares to acquire a portfolio of royalties from Nevada Gold Mines LLC.

During the year ended September 30, 2022, the Company issued 402,938 GRC Shares in exchange for the exercise of 1,644,649 warrants to purchase GRC Shares that were issued to the holders of the warrants of Ely Gold Royalties Inc. ("Ely Warrants") and received gross proceeds of $856.

During the year ended December 31, 2023, the Company issued 162,967 GRC shares in satisfaction of the dividend reinvestment plan and 496,785 GRC Shares to acquire a portfolio of royalties from SOQUEM.

On June 4, 2024, the Company issued 2,906,977 GRC Shares in satisfaction of the acquisition of the Vareš Copper Stream (Note 4). The Company incurred issuance costs of $31 and recognized a corresponding deferred tax recovery of $8.

On May 31, 2024, the Company completed a public offering of units ("Unit") of the Company (the "Offering"). Pursuant to the Offering, the Company issued, on a bought deal basis, 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of $1.72 per Unit for aggregate gross proceeds of $34,500 and incurred issuance costs of $2,264. A corresponding deferred tax recovery of $680 was recognized in connection with these issuance costs. Each Unit consists of one GRC Share and Warrant. Each Warrant is exercisable to acquire one GRC Share for a period of thirty-six months after closing at an exercise price of $2.25. The proceeds were used to fund the acquisition of the Vareš Copper Stream.

During the year ended December 31, 2024, the Company issued 1,546,882 (2023: 267,489) GRC Shares in satisfaction of vesting of RSUs, marketing services and debentures interest payment. 23,919 (2023: 332,298) GRC Shares were issued upon exercise of share options during the year ended December 31, 2024.

11.2 At-the-Market Program

On August 15, 2022, the Company entered into an equity distribution agreement (the "Equity Distribution Agreement") with a syndicate of agents, providing for the issuance of up to $50 million shares of GRC from treasury to the public from time to time pursuant to an "at the market" equity program (the "ATM Program"). The Equity Distribution Agreement was terminated on September 1, 2023. During the year ended December 31, 2023, the Company issued 496,438 under the Company's ATM Program for net proceeds of $1,223.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Equity (continued)

11.3 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares ("Restricted Shares") to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares were subject to restrictions that, among other things, prohibited the transfer thereof until certain performance conditions were met. In addition, if such conditions were not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions were as follows:

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

During the year ended September 30, 2022, the Company recognized share-based compensation expense of $276, related to the Restricted Shares.

11.4 Restricted Share Units

During the years ended December 31, 2024, and 2023, three months ended December 31, 2022, and year ended September 30, 2022, the Company recognized share-based compensation expense of $1,873, $1,318, $201 and $341, respectively, related to the RSUs.

The following outlines the movements of the Company's RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at September 30, 2021	—	—
Granted	167,849	4.84
Forfeited	(2,005)	4.92
Balance at September 30, 2022	165,844	4.84
Granted	603,703	2.81
Balance at December 31, 2022	769,547	3.25
Granted	1,556,164	1.55
Vested	(257,489)	3.24
Forfeited	(3,102)	2.81
Balance at December 31, 2023	2,065,120	1.97
Granted	1,348,555	1.24
Vested	(738,244)	2.11
Forfeited	(95,156)	2.09
Balance at December 31, 2024	2,580,275	1.55

The Company's RSUs vest in three equal annual instalments during the recipient's continual service with the Company. The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in GRC Shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs.

During the years ended December 31, 2024, and 2023, three months ended December 31, 2022, and year ended September 30, 2022, the Company granted to certain officers, directors, and consultants 1,348,555, 1,556,164, 603,703, and 167,849 RSUs, respectively, at weighted average values of $1.24, $1.55, $2.81, and $4.91, respectively.

11.5 Dividends and Dividend Reinvestment Plan ("DRIP")

On January 18, 2022, the Company declared an inaugural quarterly cash dividend of $0.01 per common share. Dividend payments were suspended on July 31, 2023. No dividends were paid in 2024. The Company paid a dividend of $2,892, $1,439 and $4,032 for the year ended December 31, 2023, the three months ended December 31, 2022, and the year ended September 30, 2022, respectively.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Equity (continued)

11.5 Dividends and Dividend Reinvestment Plan ("DRIP") (continued)

The Company adopted the DRIP on February 16, 2023, allowing eligible shareholders to reinvest dividends into additional GRC Shares without brokerage fees. Shares can be issued from treasury or purchased on the open market through the NYSE American. During the year ended December 31, 2024, three months ended December 31, 2022, and year ended September 30, 2022, no GRC Shares were issued in satisfaction of the DRIP. During the year ended December 31, 2023, 162,967 GRC Shares were issued in satisfaction of the DRIP.

11.6 Reserves

The following outlines the movements of the Company's common share purchase warrants, share options, RSUs and convertible debentures:

	Reserves
	Warrants	Share Based Awards	Convertible Debentures	Total
	($)	($)	($)	($)
Balance at September 30, 2021	9,205	2,199	—	11,404
Exercise of common share purchase warrants	(913)	—	—	(913)
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	—	8,991	—	8,991
Share-based compensation - share options	—	1,551	—	1,551
Share-based compensation - RSUs	—	341	—	341
Balance at September 30, 2022	8,292	13,082	—	21,374
Share-based compensation - share options	—	845	—	845
Share-based compensation - RSUs	—	201	—	201
Balance at December 31, 2022	8,292	14,128	—	22,420
Vesting of RSUs	—	(826)	—	(826)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(1,823)	—	(1,823)
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	—	—	12,270	12,270
Transaction fees and issuance costs	—	—	(538)	(538)
Share-based compensation - share options	—	1,405	—	1,405
Share-based compensation - RSUs	—	1,318	—	1,318
Balance at December 31, 2023	8,292	14,202	11,732	34,226
Vesting of RSUs	—	(1,551)	—	(1,551)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(301)	—	(301)
Bought deal offering:
Warrants issued for cash	1,003	—	—	1,003
Share-based compensation - share options	—	434	—	434
Share-based compensation - RSUs	—	1,873	—	1,873
Balance at December 31, 2024	9,295	14,657	11,732	35,684

Common Share Purchase Warrants

On March 11 and 12, 2021, the Company issued a total of 10,350,000 common share purchase warrants at an exercise price of $7.50 per share which expired during the year ended December 31, 2024.

As at December 31, 2024, December 31, 2023, December 31, 2022, and September 30, 2022, there were 2,430,000, 2,430,000, 11,518,252, and 13,518,252 Ely Warrants, respectively, outstanding which are exercisable into 595,350, 595,350, 2,821,971, and 3,311,971 GRC Shares, respectively, based on a 0.2450 exchange ratio. As at December 31, 2024, December 31, 2023, December 31, 2022, and September 30, 2022, the Ely Warrants had a weighted average exercise price of C$4.59, C$4.59, C$4.31, and C$4.48, respectively, per GRC Share and with a weighted average remaining contractual life of 0.63 years, 1.63 years, 0.61 years, and 0.98 years, respectively.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Equity (continued)

11.6 Reserves (continued)

Share Options

The Company adopted a long-term incentive plan (the "LTIP") which provides that the Board of Directors may, from time to time, at its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of GRC Shares issuable under the LTIP in respect of awards shall not exceed 10% of GRC Shares issued and outstanding.

The following outlines the movements of the Company's common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2021	3,016,200	4.97
Share options issued on exchange of options of Golden Valley Mines and Royalties Ltd.	2,498,045	1.32
Granted	577,031	4.52
Forfeited	(61,200)	4.26
Balance at September 30, 2022	6,030,076	3.42
Granted	2,271,592	2.58
Forfeited	(65,000)	4.29
Balance at December 31, 2022	8,236,668	3.18
Granted	5,000	2.33
Exercised - Golden Valley Abitibi Royalties Ltd.	(332,298)	1.04
Forfeited - Golden Valley Abitibi Royalties Ltd.	(143,159)	1.04
Balance at December 31, 2023	7,766,211	3.31
Granted	2,094,450	1.24
Exercised - Golden Valley Abitibi Royalties Ltd.	(25,544)	1.29
Forfeited - Golden Valley Abitibi Royalties Ltd.	(111,342)	2.18
Balance at December 31, 2024	9,723,775	2.89

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2024 was $1.71 (2023: $1.94).

During the year ended December 31, 2024, the Company granted 2,094,450 share options at an exercise price of $1.24 per share to officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

During the year ended December 31, 2023, the Company granted 5,000 share options at an exercise price of $2.33 per share to an employee. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

During the three months ended December 31, 2022, the Company granted 30,000 share options at an exercise price of $2.13 per share, 5,000 share options at an exercise price of $2.49 per share and 2,236,592 at an exercise price of $2.59 per share to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

During the year ended September 30, 2022, the Company granted 404,517 share options at an exercise price of $4.93 per share, 5,000 share options at an exercise price of $4.62 per share, 100,000 share options at an exercise price of $4.14 per share, 17,514 share options at an exercise price of $3.06 per share, 25,000 share options at an exercise price of $2.73 per share and 25,000 share options at an exercise price of $2.16 per share to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Equity (continued)

11.6 Reserves (continued)

Share Options

The fair values of the share options granted during the years ended December 31, 2024, and 2023, three months ended December 31, 2022, and year ended September 30, 2022, were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
Risk-free interest rate	4.11%	4.55%	1.90%	1.39%
Expected life (years)	2.88	1.37	2.93	2.87
Expected volatility	55.88%	41.83%	42.12%	47.99%
Expected dividend yield	0.00%	1.72%	0.65%	0.14%
Estimated forfeiture rate	0.83%	13.33%	1.72%	0.05%

As there was insufficient trading history of GRC Shares prior to the date of grant during the year ended December 31, 2023, three months ended December 31, 2022, and year ended September 30, 2022, the expected volatility for the year ended December 31, 2023, three months ended December 31, 2022, and year ended September 30, 2022, were based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable as at December 31, 2024, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	3,986,398	1.30	3.36	2,415,561	1.34	2.33
2.00 to 2.99	2,337,860	2.58	2.87	2,337,860	2.58	2.87
3.00 to 3.99	17,514	3.06	2.39	17,514	3.06	2.39
4.00 to 4.99	877,003	4.86	1.73	877,003	4.86	1.73
5.00 and above	2,505,000	5.00	1.19	2,505,000	5.00	1.19
	9,723,775	2.89	2.53	8,152,938	3.20	2.07

During the years ended December 31, 2024, and 2023, three months ended December 31, 2022, and year ended September 30, 2022, the Company recognized share-based compensation expense of $434, $1,405, $845 and $1,551, respectively, related to the share options.

12. Revenue

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	($)	($)	($)	($)
Borden	636	520	63	954
Canadian Malartic	1,855	709	195	1,132
Côté Gold	1,145	—	—	—
Cozamin	1,159	438	—	—
Vareš	893	—	—	—
Borborema	2,459	74	—	—
Jerritt Canyon	11	201	148	808
Others	1,945	1,106	176	1,050
	10,103	3,048	582	3,944

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

12. Revenue (continued)

For the year ended December 31, 2024, others consist of land agreement proceeds not credited against other mineral interests of $1,422, and advance mineral royalty payment received of $523.

For the year ended December 31, 2023, and three months ended December 31, 2022, others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty of $572 and $48, respectively, and land agreement proceeds not credited against other mineral interests of $438 and $99, respectively.

For the year ended September 30, 2022, others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty payment of $386 and land agreement proceeds not credited against other mineral interests of $450

13. General and administrative expenses and project evaluations costs

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	($)	($)	($)	($)
Corporate administrative costs	3,406	3,036	1,366	5,035
Employee costs	3,215	2,824	738	2,998
Professional fees	1,603	2,144	836	8,374
	8,224	8,004	2,940	16,407
Depreciation	79	70	29	72
Share-based compensation	2,338	2,806	1,078	3,146
	10,641	10,880	4,047	19,625

During the years ended December 31, 2024, and 2023, three months ended December 31, 2022, and year ended September 30, 2022, included in the total general and administrative expenses and project evaluation costs were general and administrative costs of $10,594, $10,401, $3,932 and $14,032, respectively, and project evaluation costs of $47, $479, $115 and $5,593, respectively.

14. Finance costs

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	($)	($)	($)	($)
Interest expense on bank loan	2,053	1,584	279	617
Interest expense on convertible debentures	4,207	173	—	—
Accretion of convertible debentures	1,761	62	—	—
Interest expense on lease liabilities	22	20	6	16
	8,043	1,839	285	633

15. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures, and embedded derivatives.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

15. Financial instruments (continued)

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	214	—	—	214
Gold-linked loan	—	—	10,739	10,739
Financial assets at FVOCI
Long-term investments	—	—	1,390	1,390
Financial liabilities at FVTPL
Embedded derivative	—	—	(1,309)	(1,309)
	214	—	10,820	11,034

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	342	—	—	342
Gold-linked loan	—	—	10,139	10,139
Financial assets at FVOCI
Long-term investments	—	—	1,587	1,587
Financial liabilities at FVTPL
Embedded derivative	—	—	(1,921)	(1,921)
	342	—	9,805	10,147

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2024.

The Company's short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The Company's short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy.

The fair value of the gold-linked loan is classified as Level 3 and is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold.

The Company's long-term investment is initially recorded at fair value and subsequently revalued to its fair market value at each period end based on inputs such as quoted equity prices. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm's length parties in recent transactions.

The fair value of the embedded derivative related to the convertible debentures is classified as Level 3 and is determined using the White Hull one factor model, which includes significant inputs not based on observable market data such as expected credit spread.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, convertible debentures, and lease obligations are measured at amortized cost. The fair value of the bank loan and lease obligations approximate their carrying values as their interest rates are comparable to current market rates. The fair value of the convertible debentures approximates their carrying values as there were not significant changes in economic and risk parameters or assumptions related to the convertible debentures since the issuance.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

15. Financial instruments (continued)

15.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, accounts receivable and gold-linked loan. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying amount of its accounts receivable and gold-linked loan. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

15.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company's working capital (current assets less current liabilities) as at December 31, 2024, was $2,012, compared to December 31, 2023, of $1,695. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

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

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	($)	($)	($)	($)	($)
Lease obligations	298	96	202	—	—
Revolving credit facility - principal	25,287	—	25,287	—	—
Revolving credit facility - interest	5,467	2,199	3,268	—	—
Convertible debentures - principal	40,000	—	—	40,000	—
Convertible debentures - interest	17,167	4,000	12,000	1,167	—
	88,219	6,295	40,757	41,167	—

15.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company's cash and cash equivalents, short-term investments and accounts payable and accrued liabilities is minimal.

15.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at December 31, 2024, a 10% change in the market price of these investments would have an impact of approximately $16 on net loss. The Company is not exposed to significant equity price risk related to its short-term investments.

15.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended December 31, 2024. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the year ended December 31, 2024.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

16. Related party transactions

16.1 Related Party Transactions

QRC, an entity whose Chief Executive Officer is also a director of the Company, subscribed for $30,000 principal amount of the Debentures in the Company's convertible debenture financing completed in December 2023. During the year ended December 31, 2024, the Company incurred finance costs of $4,476 (2023: $176), under such Debentures held by QRC.

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2024, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

16.2 Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing, and controlling the activities of an entity. Total management salaries and directors' fees incurred for the years ended December 31, 2024, and 2023, three months ended December 31, 2022, and year ended September 30, 2022, are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	($)	($)	($)	($)
Management salaries	2,288	1,332	275	1,453
Directors' fees	209	332	102	442
Share-based compensation	1,713	1,701	788	1,628
	4,210	3,365	1,165	3,523

17. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral streaming interests.

Revenue by geographical region

Revenue by geographical region, including revenues derived from the royalties, streaming and other mineral interests, are determined by the location of the mining operations giving rise to the royalties, streaming and other mineral interests. For the years ended December 31, 2024, and 2023, the three months ended December 31, 2022, and the year ended September 30, 2022, revenue were earned from the following jurisdictions:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the three months ended December 31, 2022 (transition period)	For the year ended September 30, 2022
	($)	($)	($)	($)
Revenue by geographical region:
Bosnia and Herzegovina	893	—	—	—
Canada	3,636	1,229	258	2,086
USA	1,957	1,307	324	1,858
Brazil	2,458	74	—	—
Mexico	1,159	438	—	—
	10,103	3,048	582	3,944

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

17. Operating segments (continued)

Non-current assets by geographical region

Except for the streaming interest located in Bosnia and Herzegovina and royalties on gold projects located in the USA, Brazil, Mexico, Colombia, Peru and Turkey, substantially all of the Company's assets and liabilities are held in Canada. The following table summarizes the Company's non-current assets by geographical region, as at December 31, 2024 and December 31, 2023. Geographical region of royalties, streaming and other mineral interests are determined by the location of the properties related to the royalties, streaming and other mineral interests.

	December 31, 2024	December 31, 2023
	($)	($)
Non-current assets by geographical region as of:
Bosnia and Herzegovina	50,572	—
Canada	444,975	447,519
USA	197,751	199,441
Brazil	31,990	31,390
Mexico	6,356	7,098
	731,644	685,448

18. Subsequent events

Amendments to Credit Facility

On February 24, 2025, the Company entered into an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to its existing Credit Facility. The amended and upsized Facility will bear a reduced interest rate based on SOFR plus a margin of 3.00%, reflecting a 100 basis points interest rate reduction. The Credit Facility now consists of a $30,000 secured revolving credit line of which $25,000 is drawn, with an accordion feature allowing for up to an additional $45,000 in availability, subject to certain conditions, for a total of $75,000 of available capacity. The maturity date of the Credit Facility has been extended from March 31, 2027, to March 31, 2028.

Garrison Royalty Acquisition

On March 7, 2025, the Company acquired a 1.2% NSR royalty with respect to the Garrison Project, located near Timmins, Ontario and operated by STLLR Gold Inc. from certain third-party vendors at a consideration of $1,948 (C$2.8 million). The acquisition of the Garrison royalty was financed with additional drawdown of $2,000 under the Credit Facility, which was made on February 28, 2025.