Form 20-F
period 2025-12-31
Gold Royalty Corp.
filed 2026-03-19
CIK 1834026

s

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

On December 31, 2025, the issuer had 224,530,457 common shares, without par value, outstanding.

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

In many cases, the owners and operators of the mineral properties underlying our royalty, streaming and other interests have disclosed scientific and technical information regarding such projects pursuant to NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended, which differs from the requirements under SK1300. In addition, certain of the operators of the properties underlying our interests prepare mineral reserve and mineral resource estimates in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC"), which differs from NI 43-101 and SK1300.

Under SK1300, the U.S. Securities and Exchange Commission ("SEC") recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Although the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards, U.S. shareholders are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under SK1300 and the CIM Definition Standards. Accordingly, there is no assurance that estimates of mineral resources and mineral reserves disclosed by the operators underlying our royalty, streaming and other interests under NI 43-101 or JORC or disclosed by us in our Canadian disclosure documents will be the same as the reserve or resource estimates prepared by U.S. companies under SK1300.

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

TECHNICAL AND THIRD-PARTY INFORMATION

The disclosure contained herein respecting the projects underlying our royalty, streaming and similar interests has been prepared in accordance with the exemptions set forth in Items 1303(a)(3) and 1304(a)(2) of SK1300, in the U.S., and in Section 9.2 of NI 43-101, in Canada, and is based on information publicly disclosed by the owners and operators of such properties.

As a royalty holder, we have limited, if any, access to properties underlying the royalty, streaming and other interests included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

We are relying on the exemption for royalty companies set forth in Section 1302(b)(3)(ii) of SK1300, which provides that a stream, royalty or similar company is not required to file a technical report summary with the SEC with respect to an underlying property where either (a) obtaining the information would result in an unreasonable burden or expense, or (b) the technical report summary has been requested from the applicable owner, operator or other person possessing the technical report summary, who is not affiliated with the registrant, and who denied the request. The summary and individual mineral property disclosures contained herein are also provided in accordance with Sections

1303(a)(3) and 1304(a)(2) of SK1300, respectively, which provide that a registrant with a stream, royalty or other similar right may omit certain information required by the summary and individual property disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense.

Based on relevant factors, we have determined that our royalty interest in portions of the Canadian Malartic Property, located in Québec, Canada is currently our only material property for the purposes of SK1300 and NI 43-101. We will continue to assess the materiality of our assets, including as new assets are acquired or as existing assets are further explored and developed.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "forward-looking information" within the meaning of Canadian securities laws. See "Item 5. Operating and Financial Review and Prospects – Forward-Looking Statements" and "Item 3. Key Information – D. Risk Factors".

GLOSSARY OF TECHNICAL TERMS

Abbreviations

In this Annual Report, the abbreviations "Au", "Ag", and "Cu" are used to express gold, silver, and copper, respectively, and the following abbreviations are used to express units of measurement and shorthand reference to types of royalty interests:

Abbreviation	Meaning	Abbreviation	Meaning
"g/t"	grams per tonne	"GRR"	gross revenue (royalty)
"km"	kilometres	"m"	metres
"NPI"	net profit interest (royalty)	"NSR"	net smelter return (royalty)
"oz"	troy ounces	"tpd"	tonnes per day
"TSF"	tailings storage facility

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

Risks Relating to our Business

Our revenue and the value of our royalty and streaming interests are subject to volatility in metal prices, which could negatively affect our results of operations, cash flow or financial condition.

The value of our royalty and streaming interests, including the amount of payment thereunder, and the potential future development of the projects underlying our interests are directly related to the market price of gold and other commodity prices.

Our revenue is directly tied to metal prices and is particularly sensitive to changes in the price of gold, as we derive most of our revenue from our existing gold royalty interests on producing properties. From time to time, we may also have interests where our rate of return varies based upon commodity price thresholds. In addition, some of our royalty agreements are based on the operator's concentrate sales to smelters and allow for price adjustments between the operator and the smelter based on metals prices on a future date, typically three to five months after shipment of concentrate. These price adjustments can decrease our revenue in future periods if metal prices decline following shipment.

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

A substantial majority of our royalty and streaming interests are on non-producing properties and these and any future royalty, streaming or similar interests we acquire, particularly on exploration and development stage properties, are subject to the risk that they may never achieve production.

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

We have limited or no access to data or the operations underlying our existing or future royalty, streaming or similar interests, which makes it more difficult for us to project or assess the performance of our royalty and streaming interests.

In most cases, we are not, and will not be, the owner or operator of any of the properties underlying our existing or future royalty, streaming or similar interests and generally have no input in the exploration, development or operation of such properties. Consequently, we have limited or no access to related exploration, development or operational data or to the properties themselves. This could affect our ability to assess the value of such interests. This could also result in delays in cash flow anticipated by us, based on the stage of development of the properties underlying our existing or future royalty, streaming or similar interests. Our entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from our projections and we may not have rights of audit with respect to such interests. In addition, some royalty, streaming or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, we may not be in a position to publicly disclose related non-public information. Our limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which we have an interest may restrict our ability to assess value and in turn have a material adverse effect on our business, results of operations, financial condition and reporting. Any actions we take based on inaccurate or incomplete information from operators could adversely affect our business, financial condition, or results of operations. The correction of inaccurate or incomplete information from operators could also cause the price of our common stock to decline. We attempt to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

In addition, because of our limited access to and information regarding the properties in which we hold royalty and streaming interests, qualified persons acting on behalf of the Company are not able to arrive at sufficient findings and conclusions, or prepare adequate supporting documentation, for us to disclose mineral resources or mineral reserves under SK 1300 in our SEC filings. The absence of disclosure of mineral resources and mineral reserves in our SEC filings may make it more difficult for investors to evaluate our business and may impair our ability to raise capital or complete transactions involving a registered offering of securities.

A significant portion of our asset value and revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated.

Our royalties relating to the Canadian Malartic Mine represent approximately 38.6% of our total assets as at December 31, 2025, and our potential future revenue of the longer term. In addition, approximately 79.7% of our revenue for the year ended December 31, 2025, was derived from four properties: Borborema Mine (23.3%), Côté Gold Mine (27.1%), Cozamin Mine (8.6%) and Vareš Mine (20.7%). We expect that certain of our existing royalty and streaming interests in production stage properties will continue to represent a significant portion of our assets and revenue going forward over the near-term. This concentration of asset values and revenue could mean that adverse developments, including any adverse decisions made by the operators, at one or more of these properties could have a more significant or longer-term impact on our results of operations than if the sources of our revenue was less concentrated.

The value and potential revenue from our royalty, streaming and similar interests are subject to many of the risks faced by the owners and operators of our existing or future royalty, streaming or similar interests.

Our royalty and streaming interests generally generate revenue when the owners or operators of the underlying properties achieve and sustain production. As such, to the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which we hold or may hold royalty, streaming or similar interests, we will be subject to the risk factors applicable to the owners and operators of such mines or projects.

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

We may enter into acquisitions or other material transactions at any time, which transactions may necessitate additional debt or equity financing.

In the ordinary course of business, we engage in a continual review of opportunities to acquire royalty, streaming or similar interests, to establish new royalty, streaming or similar interests on operating mines, to create new royalty, streaming or similar interests through financing mine development or exploration, or to acquire companies that hold royalty, streaming or similar interests. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial, legal and other confidential information, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes.

We may consider obtaining debt commitments for acquisition financing. In the event that we choose to raise debt capital to finance any acquisition, our leverage may be increased. We may also issue common shares or securities convertible into common shares to fund acquisitions. Issuances of such securities could dilute existing shareholders and may reduce some or all of our per share financial measures.

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

Our future growth is, to an extent, dependent on our acquisition strategy and our ability to acquire additional royalty or streaming interests at appropriate valuations.

As part of our business strategy, we engage in a continual review of opportunities to acquire royalty, streaming or similar interests. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The success of our royalty and streaming interests is based in part on our ability to make accurate assumptions at the time of acquisition about the amount and timing of revenue to be derived from those interests. These assumptions are based on a variety of factors, including the geological, geotechnical, legal and other aspects of the projects and, for development projects, assumptions about the cost, timing and conduct of development. If an operator fails to bring a project into production as expected or if actual performance otherwise falls short of our assumptions, our revenue derived from the project may not be sufficient to yield an adequate, or any, return on our investment. There can be no assurance that we will be able to identify and complete any acquisition, transaction or business arrangement that we pursue on favorable terms or at all. We may be unable to obtain necessary financing arrangements for an identified opportunity on acceptable terms or at all. Failure to obtain any necessary financing could delay or postpone our future business activities, which may have a material adverse effect on our profitability, results of operations and financial condition.

Current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business.

As of December 31, 2025, we had $75.0 million available under our secured revolving credit facility ("Credit Facility"), of which none was outstanding. Historically, we have often used borrowings under our Credit Facility to finance acquisitions and we may incur additional indebtedness in the future. The Credit Facility contains a floating interest rate. Our levels of indebtedness and higher interest rates could impact us as follows:

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

Certain of our existing royalty interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy back a portion or all of the royalty; and (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty interest held by us. As an example, our 2.0% NSR on the Borborema Mine is subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050. Holders may exercise these rights such that certain of our existing royalty interests would no longer be held by us or would become difficult for us to acquire. Any compensation received as a result may be significantly less than what we had budgeted receiving for the applicable interest and may have a material adverse effect on our results of operations, financial position and business.

Development and operation of mines is capital intensive and any inability of the operators of properties underlying our existing or future royalty, streaming or similar interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of, and revenue from, such interests.

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

Estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalty, streaming and similar interests may be subject to significant revision.

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

In addition, the mineral resources and mineral reserves referenced in the disclosure by the owners and operators of the properties underlying our royalty, streaming and similar interests and in our other disclosure documents have been determined by the project operator based on assumed future prices, cut-off grades, operating costs and other key assumptions. However, until mineral deposits are actually mined and processed, any mineral resources and mineral reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of the metals ultimately recovered may differ from that interpreted from drilling results. There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resources is uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Any material change in the quantity of mineralization, grade or mill feed to waste ratio or extended declines in market prices for the underlying metals may render some or all of our mineralization uneconomic and result in reduced reported mineral resources or mineral reserves. Any material reductions in estimates of mineral resources or mineral reserves reported by the operators of our interests, or of their potential ability to extract such mineral resources or mineral reserves in the future, could have a material adverse effect on our results of operations and financial condition.

Depleted mineral reserves may not be replenished, which could reduce the income we would have expected to receive from a particular royalty, streaming or similar interest.

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

Approximately 87.4% of our revenue for the year ended December 31, 2025, came from properties outside of the United States. Our royalty, streaming and similar interests on properties outside of the United States are located in Canada, Mexico, Colombia, Brazil, Bosnia and Herzegovina, Turkey and Peru. In addition, future acquisitions may expose us to new jurisdictions. Our activities and those of the operators of properties on which we hold royalty and streaming interests are subject to the risks normally associated with conducting business in foreign countries or within the jurisdiction of Indigenous peoples that may be recognized as sovereign entities in the United States and elsewhere. These risks may impact the operators of our interests, depending on the jurisdiction, and include such things as:

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

Exploration, development and mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Mining operations are subject to extensive environmental laws and regulations governing land use and other permitting requirements regarding the use of raw materials needed for operations, particularly water and power. If an operator loses its right to use or access power, water or other raw materials necessary to operate a mine, our revenue or the value of our interests could be adversely affected. Climate change may also pose physical risks to the properties in which we hold an interest. This could include adverse effects on operations as a result of increasing occurrences of extreme weather events, flooding, water shortages, changes in rainfall and storm patterns, changes in sea levels, heat stress, wildfires, and other negative weather and climate patterns.

Concerns regarding climate change have resulted in international, national and local treaties, legislation and initiatives that affect mineral exploration, development and production, including those intended to reduce industrial emissions and increase energy efficiency. These laws and regulations intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Compliance with all such laws and regulations, treaties and initiatives can impose substantial costs and burdens on the operators of the properties subject to our interests and perhaps on us as well. In addition, an operator’s failure to comply with these laws and regulations could result in injunctive action, orders to suspend or cease operations, damages, or civil or criminal penalties on the operator. If any of these events were to occur, our revenue or the value of our interests could be adversely affected and our revenues could be reduced, delayed or eliminated. Further, due to expansive environmental laws, it is possible that we could in the future become subject to environmental liabilities for historic periods relative to our current ownership interests in mining claims or leases. These liabilities could adversely affect our results of operations or financial condition.

Governments and investors are increasingly seeking enhanced disclosures on the risks, challenges, governance implications, and financial impacts of climate change faced by companies and demanding that companies take a proactive approach to addressing and reducing perceived environmental risks. As a holder of royalty and streaming interests, we generally will not have access to sufficient information on the operations in respect of which we hold royalty and streaming interests in order to adequately comply with climate change regulations or meet shareholder expectations on adequate disclosure or to quantify the potential effects of climate change on our business.

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

Evolving expectations regarding ESG matters may adversely affect our business, including as a result of additional costs, reputational damage, and/or litigation.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG practices. As a passive investor in mining operations, our ESG initiatives and disclosures are often based on information from the operators of the properties in which we hold royalty and streaming interests and other third parties, and we generally lack sufficient data or access to properties to verify such information. Evolving expectations regarding ESG initiatives and disclosures may result in increased costs for the operators and us, enhanced compliance or disclosure obligations, or other effects on our business. In addition, our ESG practices and disclosures may subject us to other adverse effects, including reputational damage and/or litigation.

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

Potential litigation affecting the properties that we have royalty, streaming or similar interests in could have a material adverse effect on us.

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

We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act. For as long as we continue to be an "emerging growth company", we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not "emerging growth companies", including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We were an "emerging growth company" for the fiscal year ended December 31, 2025, and expect to be an "emerging growth company" for fiscal 2026. March 11, 2026, will mark our fifth anniversary of our initial public offering ("IPO") and, as a result, we will cease to qualify as an emerging growth company at the end of fiscal 2026. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceed $1.235 billion, or the market value of our common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company", which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors could find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common shares and our share price may be more volatile.

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

While our common shares and common share purchase warrants are listed for trading on the NYSE American under the trading symbols "GROY" and "GROY.WS", respectively, we cannot assure you that our securities will continue to be listed on the NYSE American. If the NYSE American delists our common shares and common share purchase warrants from trading on its exchange, we could face significant material adverse consequences, including:

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

We expect to be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under "Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations") holds the common shares or common share purchase warrants, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read "Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations for United States Holders" for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a "qualified electing fund" election under Section 1295 of the Code ("QEF Election") (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

We have not made a formal determination as to whether we would be classified as a PFIC for the tax year ended December 31, 2025, or in past years, and do not plan to make such a determination for subsequent years. However, we expect that we should be treated as a PFIC for the tax year ended December 31, 2025, and may continue to be treated as a PFIC in future years. For the fiscal years ended December 31, 2024 and 2023, and September 30, 2022, pursuant to Treasury Regulation Section 1.1295-1(g)(1), we issued to our U.S. shareholders a "PFIC Annual Information Statement" to assist U.S. shareholders who wish to make a QEF Election.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

We are a corporation organized under the laws of Canada. We were incorporated under the name Gold Royalty Corp. on June 23, 2020, under the CBCA and continued under the same name following completion of an internal reorganization and vertical amalgamation under the CBCA on July 24, 2024. Our head office is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 4A2 and our telephone number is +1 (604) 396-3066. Our registered office is 2200-1021 West Hastings Street, Vancouver, British Columbia, Canada V6C 0C3. Our website address is www.goldroyalty.com. Information on our website is not incorporated herein by reference.

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

B. Business Overview

We are a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. Our diversified portfolio currently includes 258 royalty and streaming interests across varying stages, of which 8 are on cash flowing assets.

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

Royalties and streams interests limit the holder's exposure, in most instances, to exploration, development, operating, sustaining or reclamation expenditures typically associated with an operating interest in a mine. While they have limited operating exposure, royalty and stream holders do however benefit from any resource expansion or upside generated by exploration success, mine life extensions and operational expansions within the areas covered by the interest. A royalty and streaming business model provides greater diversification than typical mining companies. Royalty and streaming companies typically hold a portfolio of diversified assets, whereas mining companies generally depend on one or several key mines. Royalty and streaming companies therefore generally offer a relatively lower risk investment when compared to operating companies, while still offering potential upside to resource expansion and underlying commodity prices. Our diversified portfolio consists primarily of net smelter return royalties on gold properties, as well as NSR royalties on properties with other primary commodity exposure, NPI royalties on gold properties, and a revenue generating copper stream.

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

Competitive Strengths

We believe that our competitive strengths include:

•
Significant and diversified royalty portfolio. We currently hold 258 royalty and streaming interests of which 8 are on cash flowing assets. These interests are located in eight countries primarily across the Americas. Additionally, the properties underlying such royalties, streaming and similar interests are currently operated by over 101 different partners. This provides us with a relatively geopolitically stable and diversified portfolio base with significant future upside potential through our earlier stage royalties, streaming and similar interests.
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
•
Positioned to execute on our growth-oriented strategy. Since our IPO we have aggressively executed our growth strategy. Our demonstrated transaction record in 2025 included the acquisition of royalty and/or streaming interests in key jurisdictions, including the Pedra Branca gold royalty in Brazil, as well as significant deleveraging of the Company, including early retirement of our 10% 2023 unsecured convertible debentures (the "Debentures") and amendments to our Credit Facility. Furthermore, we expect that our experienced management team and extensive relationships coupled with our strong technical skills and execution capabilities will position us to source and pursue new growth opportunities across the asset spectrum.
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

Competition

The mining industry in general, and the royalty and streaming segments in particular, are extremely competitive. We compete with other royalty and streaming companies, mine operators and financial buyers in efforts to acquire royalties, streaming and similar interests. We also compete with the lenders, investors, and other royalty and streaming companies providing financing to operators of mineral properties in our efforts to create new interests.

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

Environmental, Social & Governance ("ESG")

Due to the nature of our business, we do not directly manage the ESG risks associated with the operators and underlying assets of our royalty and streaming interests. To manage these risks, we undergo a thorough ESG due diligence process as a part of our financial and technical due diligence which includes, where possible, a review of environmental risks and practices; water management risks and practices; health and safety records and management practices; climate change mitigation and adaptation plans; human rights risks; jurisdictional and political/country-related risks; and community relations, pertaining to the operators ability to earn social license to operate.

With respect to the ESG topics directly associated with our business, we currently have an ESG and Sustainability policy, a Supplier Code of Conduct and Anti-Corruption Policy. These policies aim to strengthen our governance of ESG risks by providing guidance to employees, partners and suppliers on appropriate behavior aligned to our Company's values. In 2023, we released our inaugural sustainability report, detailing our ESG practices and management of ESG-related risks.

C. Organizational Structure

The following chart sets forth our current corporate organization as of the date hereof.

Gold Royalty Corp.
(British Columbia, Canada)
100%
100%
100%
Ely Gold Royalties Inc.
(British Columbia, Canada)
Gold Royalty Holdings Ltd.
(British Columbia, Canada)
Borborema Royalty General Partner LLC
(Delaware, USA)
100%
0% GP interest
99.88%
50.0022%
Nevada Select Royalty Inc.
(Nevada, USA)
0.12%
Groyco Mex, S.A. de C.V.
(Chihuahua, Mexico)
Borborema Royalty Limited Partnership
(Delaware, USA)
100%
REN Royalties LLC
(Nevada, USA)
100%
VEK Assoicates
(Nevada, USA)

D. Property, Plants and Equipment

We are a precious metals-focused royalty company. Our diversified portfolio currently consists of 258 royalty and streaming interests across varying stages. In addition to royalty and streaming interests, we hold rights to acquire additional royalties. See " – Buyback Rights".

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

Based on the classifications set forth in SK1300, as of the date hereof, we have 12 royalties and streams on 8 Production Stage Properties and 246 royalties on additional Exploration Stage Properties.

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

Geographic Location of Interests

The following map sets forth the geographic locations of our royalty and streaming interests as of the date hereof:

Alaska
3 royalties
Northwest Territories
5 royalties
Saskatchewan
1 royalty
Ontario
33 royalties
Montana
1 royalty
Idaho
5 royalties
Oregon
5 royalties
California
2 royalties
Nevada
97 royalties
Zacatecas
1 royalty
New Mexico
2 royalties
Québec
89 royalties
Turkey
1 royalty
Bosnia & Herzegovina
1 Stream
Peru
1 royalty
Colombia
3 royalties
Brazil
8 royalties

Summary Disclosure

The following table sets forth summary information regarding our material and other selected key royalty and streaming interests:

Project Name	Operator	Interest	Metals	Jurisdiction	SK1300 Project Stage	Mine Types and Mineralization Styles
Borden Mine(1)	Discovery Silver Corp. ("Discovery Silver")	0.5% NSR	Au	Ontario, Canada	Production Stage

Underground mine.
The gold mineralization at the Borden Mine occurs as a broad zone of disseminated and fracture-controlled sulphides within a volcano-metasedimentary package of variable composition. The mineralization generally consists of low to moderate grade gold, with minor silver, and is characterized by a persistent higher-grade core surrounded by a lower grade envelope.

Borborema Mine	Aura Minerals Inc. ("Aura")	2.0% NSR(2), 0.75% NSR(3) and royalty convertible loan	Au	Rio Grande do Norte, Brazil	Production Stage

Open pit mine declared commercial production in September 2025.
The deposit is considered a classic type of orogenic gold deposit. The main mineralized shear zone is about 30m thick.
The mineralized sequence has been subjected to complex multi-stage deformation, with folded, sheared, dismembered and boudinaged quartz and quartz-carbonate veins commonly associated with gold mineralization.

Canadian Malartic Property (open pit)(4)	Agnico Eagle	2.0% - 3.0% NSR	Au, Ag	Québec, Canada	Production Stage

Open pit mine.
Canadian Malartic Property is a large-tonnage, low-grade Archean gold system, consisting of a widespread shell of disseminated gold-bearing pyrite mineralization hosted by porphyritic felsic to intermediate intrusions and altered metasediments.

Canadian Malartic Property - Odyssey mine(4) (underground)	Agnico Eagle	3.0% NSR	Au, Ag	Québec, Canada	Production Stage

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

Granite Creek Project(5)	i-80 Gold Corp. ("i-80")	10.0% NPI	Au	Nevada, USA	Production Stage	Underground mining has commenced, open pit in development. Mineralization at Granite Creek is Carlin-type, similar to nearby deposits at Turquoise Ridge and Twin Creeks.

Pedra Branca Mine	BHP Group Limited	25.0% NSR (Au), 2.0% NSR (other)	Au, Cu	Pará, Brazil	Production Stage	Underground mine. The mine consists of an iron oxide copper gold deposit. High-grade zones of semi-massive and breccia mineralization with dominant chalcopyrite as the key copper-bearing mineral.
Ren Project	Nevada Gold Mines (joint venture between Barrick Mining Corp. ("Barrick Mining") (61.5%) and Newmont Corporation ("Newmont") (38.5%))	1.5% NSR, 3.5% NPI	Au	Nevada, USA	Exploration Stage

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

Vareš Mine(6)	DPM Metals Inc.	100% Stream	Cu	Zenica-Doboj Canton, Bosnia and Herzegovina	Production Stage	Underground mine. The Rupice deposit is a polymetallic (lead, zinc, copper, gold and silver), massive sulphide mineralization that is hosted primarily in a stratiform brecciated dolomite host unit.
Whistler Project(7)	U.S. GoldMining Inc. ("U.S. GoldMining")	1.0% NSR	Au, Ag, Cu	Alaska, USA	Exploration Stage

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
(3)
Royalty to decrease to a 1.0% NSR after 1,500,000 oz of gold production. Royalty will terminate after 2,000,000 oz of gold production.
(4)
Applies to all of the Jeffrey zone and to a portion of the Barnat Extension of the Canadian Malartic mine (open pit) on the Canadian Malartic Property, as well as portions of Odyssey, East Malartic, Sladen and Sheehan zones. See "– Material Property" for further information.
(5)
Royalty subject to a production hurdle of 120,000 oz of production.
(6)
The Vareš copper stream applies to 100% of copper production from the mining area over the Rupice deposit. The stream has associated ongoing payments equal to 30% of the LME spot copper price, with the effective payable copper fixed at 24.5%.
(7)
Royalty can be increased to 1.75% NSR for an exercise price of $5 million.

See "Item 5. Operating and Financial Review and Prospects – Selected Asset Updates" for further information regarding our material and other key royalties.

In addition to the above, our portfolio currently also includes the following additional Exploration Stage royalties:

Asset(1)	Operator / Optionor	Interest	Metals	Location
Agar	Val-d'Or Mining Corp. ("Val-d'Or Mining")	1.25% NSR	Au	Québec, Canada
Alpha Project	O3 Mining Inc.	1.5% NSR and 20% FCI	Au	Québec, Canada
Amikougami	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Antelope Springs (leased)	Americas Gold and Silver Corporation ("Americas Gold Corporation")	1.0% NSR	Au	Nevada, USA
Aquilon†	Sirios Resources Inc. ("Sirios Resources")	1.0% NSR	Au	Québec, Canada
Arbade	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Arbaden	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Atlanta	Nevada King Gold Corp. ("Nevada King")	3.0% NSR	Au	Nevada, USA
Aurora West (optioned)	Goldcliff Resource Corporation ("Goldcliff")	2.0% NSR	Au	Nevada, USA
Authier North	Owned by Eagle Ridge optioned to Power Metals (UK) ("Power Metals")	1.0% NSR	Au	Québec, Canada
Bachelor	Eagle Ridge Mining Ltd. ("Eagle Ridge")	3.0% NSR	Au	Québec, Canada
Baden	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Bald Mountain JV	Kinross Gold Corporation ("Kinross")	1.25% NSR	Au	Nevada, USA
Bald Mountain(2)	Kinross	2.0% NSR	Au	Nevada, USA
Bald Peak (optioned)	Paramount Gold Nevada Corp. ("Paramount Gold")	3.0% NSR	Au	Nevada, USA
Barraute	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Batistao	GoldMining Inc. ("GoldMining")	1.0% NSR	Au	Brazil
Bearmac	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Bejopipa	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Bench Depth	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Big Ten – Amsel	VR Resources Ltd. ("VR Resources")	2.0% NSR	Au	Nevada, USA
Big Ten – Danbo	VR Resources	3.0% NSR	Au	Nevada, USA
Blue Mountain	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Bogside	Val-d'Or Mining	0.5% NSR	Au	Québec, Canada
Bogside	Val-d'Or Mining	2.0% NSR	Au	Québec, Canada
Bogside NW	Val-d'Or Mining	0.5% NSR	Au	Québec, Canada
Bogside NW	Val-d'Or Mining	2.0% NSR	Au	Québec, Canada
Borderline	Progenitor Metals Corp. ("Progenitor")	1.25% NSR	Au	Québec, Canada
Bosum-Sud	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Briggs	ENECo, Inc.	1.5% NSR	Au	California, USA
Broker's Fee	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
BS	Group Eleven Resources Corp. ("Group Eleven")	2.0% NSR	Au	New Mexico, USA
Buckskin (optioned)	Platoro West Inc.	3.0% NSR	Au	Nevada, USA
Buff	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA
Bullfrog South	Augusta Gold Corp.	2.0% NSR	Au	Nevada, USA
Butte Highlands	Butte Highlands JV	2.0% NSR	Au	Montana, USA
Butte Valley	Lion Copper and Gold Corp.	2.0% NSR	Au	Nevada, USA
Cachoeira	GoldMining	1.0% NSR	Au	Brazil
Cadillac Shear	Eagle Ridge	1.0% NSR	Au	Québec, Canada
Cadillac†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Calamity	Progenitor	1.25% NSR	Au	Québec, Canada
Callahan†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Carlin (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Casault†	Wallbridge	1.0% NSR	Au	Québec, Canada
Castle / Black Rock	Allegiant Gold Ltd.	2.0% NSR	Au	Nevada, USA
Charlie Creek (optioned)	Black Mammoth Metals Corporation ("Black Mammoth")	2.0% NSR	Au	Nevada, USA
Cheechoo	Sirios Resources	2.5% to 4.0% NSR	Au	Québec, Canada
Chute des Passes†	Nord Precious Metals Mining Inc.	0.5% NSR	Ni	Québec, Canada
Cimarron	Crestview Exploration Inc.	2.5% NSR	Au	Nevada, USA
Clayton Ridge	Group Eleven	2.0% NSR	Au	Nevada, USA

Clover (optioned)	Black Mammoth	2.5% NSR	Au	Nevada, USA
County Line	Fortitude Gold Corporation ("Fortitude Gold")	3.0% NSR	Au	Nevada, USA
Croinor Gold†	Probe Gold Inc. ("Probe")	2.75% NSR	Au	Québec, Canada
Crucero	GoldMining	1.0% NSR	Au	Peru
Dauntless	Fortitude Gold	2.0% NSR	Au	Nevada, USA
Des Meloizes†	Generic Gold Corp	3.0% NSR	Zn, Ag	Québec, Canada
Dileo Nord†	Troilus Gold Corp	1.0% NSR	Cu, Mo, Au, Ag	Québec, Canada
Dionne	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
D'Orso	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Douglas Lake (777 Project)	Nordic Minerals Ltd.	3.0% NSR	Au	Saskatchewan, Canada
Ducros Sill	Québec Nickel Corp.	1.50% NSR	Ni, Cu, PGM	Québec, Canada
Duquet	Azimut Exploration Inc. ("Azimut Exploration")	0.75% NSR	Zn, Cu, Pb, Au	Québec, Canada
Duval	Owned by Eagle Ridge optioned to Power Metals	1.0% NSR	Au	Québec, Canada
Dyke Hot Springs	G&C Nevada Royalty Corp.	2.0% NSR	Au	Nevada, USA
Eastmain Ouest†	Azimut Exploration	0.7% NSR	Au	Québec, Canada
Eddie Shore (aka Odie Cleghorn)	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Edna Mountain	Nevada King	3.0% NSR	Au	Nevada, USA
El Campo (optioned)	Enigma Strategic Metals	2.5% NSR	Rare Earth Metals	California, USA
Eldorado (optioned)	Provenance Gold Corp. ("Provenance Gold")	3.0% NSR	Au	Oregon, USA
Entre Deux Lacs	Progenitor	1.25% NSR	Au	Québec, Canada
Fancamp	IAMGOLD	1.5% NSR	Au	Québec, Canada
Fenton†	Cartier Resources Inc.	1.0% NSR	Au, Mo	Québec, Canada
Fireball Ridge (optioned)	Renegade Exploration Limited	3.0% NSR	Au	Nevada, USA
FRACE	Barrick Mining	2.0% NSR	Au	Nevada, USA
French Gold Bar (leased)	McEwen Mining Inc. ("McEwen Mining")	2.0% NSR	Au	Nevada, USA
Frost	Paramount Gold	2.0% NSR	Au	Oregon, USA
Garrison	STLLR Gold Inc.	1.2% NSR	Au	Ontario, Canada
Generation Selbaie Bloc 5-6†	Midland Exploration	1.0% NSR	Au, Ag	Québec, Canada
Generation Selbaie Bloc 7†	Maple Gold Mines / Agnico Eagle	1.0% NSR	Au, Ag	Québec, Canada
Gent	Nevada Mine Properties	0.5% NSR	Au	Nevada, USA
Gilbert South (optioned)	Orogen Royalties Inc.	2.0% NSR	Au	Nevada, USA
Gold Bar	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Canyon	McEwen Mining	2.0% NSR	Au	Nevada, USA
Gold Rock Extension	Minera Alamos Inc. ("Minera")	2.0% NSR	Au	Nevada, USA
Gold Rock Project	Minera	0.5% NSR	Au	Nevada, USA
Gold Springs 1 (optioned)	Stockworks Agency Inc.	3.0% NSR	Au	Nevada, USA
Golden Jet	Progenitor	1.25% NSR	Au	Québec, Canada
Goldfield West	Centerra Gold Inc.	2.0% NSR	Au	Nevada, USA
Granite Creek	Nevada Gold Mines	4.0% NSR	Au	Nevada, USA
Green Springs	Orla Mining	0.5% NSR	Au	Nevada, USA
Green Springs	Orla Mining	1.0% NSR	Au	Nevada, USA
Gutsy	Elemental Royalty Corporation ("Elemental Royalty")	0.5% NSR	Au	Nevada, USA
Hammond Reef South	Canadian Gold Corp. ("Canadian Gold")	0.5% NSR	Au	Ontario, Canada
Harricana Fault	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Hazen	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Hazeur	TomaGold Corp.	1.0% NSR	Au	Québec, Canada
HEES	Canadian Gold	0.5% NSR	Au	Ontario, Canada
Hercules	Elevation Gold Mining Corp.	2.0% NSR	Au	Nevada, USA
Hill	Nevada Mine Properties II	0.5% NSR	Au	Nevada, USA
Hog Ranch	REX Minerals Ltd.	2.25% NSR	Au	Nevada, USA
Hunter Mine Group	Progenitor	1.25% NSR	Au	Québec, Canada
Hurricane	Nevada King	3.0% NSR	Au	Nevada, USA
Isabella Extension	Fortitude Gold	2.5% NSR	Au	Nevada, USA
Isabella Pearl Mine	Fortitude Gold	0.375% GRR	Au, Ag	Nevada, USA
Island 27	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada

Jerritt Canyon Mine	First Majestic Silver Corp. ("First Majestic")	0.5% NSR	Au, Ag	Nevada, USA
Jonsmith	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Jouvex†	Midland Exploration	1.0% NSR	Au	Québec, Canada
King Project	Eagle Ridge	2.0% NSR	Au	Ontario, Canada
King Solomon (optioned)	Val-d'Or Mining	3.0% NSR	Au	Nevada, USA
Kinkaid	Romios Gold Resources Inc. ("Romios Gold")	2.0% NSR	Au	Nevada, USA
Kismet	Elemental Royalty	2.0% NSR	Au	Nevada, USA
La Mina	GoldMining	2.0% NSR	Au, Ag, Cu	Colombia
La Ronciere†	Imperial Mining Group Ltd.	1.25% NSR	Au	Québec, Canada
Lac Barry	Bonterra Resources Inc.	3.0% NSR and 15% FCI	Au	Québec, Canada
Lac Fiedmont	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lac Guéguen	Progenitor	1.25% NSR	Au	Québec, Canada
Lac Laverdiere	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lac Lemoyne	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lantern	Group Eleven	2.0% NSR	Au	Nevada, USA
Liberty Springs	Group Eleven	2.0% NSR	Au	Nevada, USA
Lincoln Hill - Rochester Mine	Coeur Mining, Inc. ("Coeur Mining")	2.0% NSR	Au, Ag	Nevada, USA
Lingwick†	Midland Exploration	1.5% NSR	Cu, Zn, Au, Ag	Québec, Canada
LockOut	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Lone Tree (leased)	i-80	1.5% NSR	Au	Nevada, USA
Luciana	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Maggie Creek	Nevada Gold Mines	1.0% NSR	Au	Nevada, USA
Magoma	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Malartic Break†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Marigold Mine	SSR Mining Inc. ("SSR Mining")	0.75% NSR	Au	Nevada, USA
Matachewan	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Menderes	Frontline Gold Corporation ("Frontline")	3.0% NSR	Au	Turkey
Midway†	Agnico Eagle	1.50% NSR	Au	Québec, Canada
Mina Gold	Fortitude Gold	1.5% - 3.0% NSR	Au	Nevada, USA
Mindoka	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Modoc	Americas Gold Corporation	0.5% NSR	Au	Nevada, USA
Moho	Lahontan Gold Corp. ("Lahontan Gold")	2.5% NSR	Au	Nevada, USA
Mona Lisa	Progenitor	1.25% NSR	Au	Québec, Canada
Monique†	Probe	0.38% NSR	Au	Québec, Canada
Monte Cristo	Waterton Global Resource Management ("Waterton Global")	1% NSR	Au	Nevada, USA
Morgan Pass (optioned)	Ivy Minerals Inc.	2.0% NSR	Au	Nevada, USA
Mosseau (Verneuil)†	Vior Gold Corporation ("Vior")	0.5% NSR	Au	Québec, Canada
Mt Hamilton	Waterton Global	1% NSR	Au	Nevada, USA
Mt Tobin	Da Venda Gold Corp.	2.0% NSR	Au	Nevada, USA
Mt Wilson	National Treasure Corporation	3.0% NSR	Au	Nevada, USA
Munro	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Musgrove Creek	US Gold Corp.	2.0% NSR	Au	Idaho, USA
Mustang Canyon (optioned)	i-80	2.0% NSR	Au	Nevada, USA
Nevada Rand	Goldcliff	2.5% NSR	Au	Nevada, USA
New Alger	Radisson Mining Resources Inc.	1.0% NSR	Au	Québec, Canada
New Boston	VR Resources	2.0% NSR	Au	Nevada, USA
North Carlin	Hayasa Metals Inc.	2.0% NSR	Au	Nevada, USA
North Contact	Val-d'Or Mining	1.0% NSR	Au	Québec, Canada
Noyard (Vezza)†	Vior	1.0% NSR	Au	Québec, Canada
Noyell†	Opus One Gold Corp.	1.0% NSR	Au, Zn	Québec, Canada
Nutmeg Mountain	NevGold Corp.	0.5% NSR	Au	Idaho, USA
Olinghouse NE	Lake Mountain Mining, LLC	1.0% NSR	Au	Nevada, USA
Olympic	Great Western Minerals Group Ltd.	1.75% NSR	Au	Nevada, USA
Oregon	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Orogrande	Scout Discoveries Corp.	3.0% NSR	Au	Idaho, USA
Pascalis Cu-Zn	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Pascalis Ouest	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada

Perestroika Ouest	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Perrigo	Perry English/Gravel Ridge Resources Ltd., optioned to Xplore Resources Corp.	1.25% NSR	Au	Ontario, Canada
Petit Lac Noir	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Pinson (leased)	Nevada Gold Mines	1.5% NSR	Au	Nevada, USA
Pitt Gold†	First Mining Gold Corp.	1.0% NSR	Au	Québec, Canada
Plumber	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Poison	Koza Ltd.	0.5% NSR	Au	Idaho, USA
Princesse Annie	Progenitor	1.25% NSR	Au	Québec, Canada
Quarter Horse	First Majestic	0.75% NSR	Au	Nevada, USA
Quartz Mountain	Q-Gold Resources Ltd. ("Q-Gold")	1.0% NSR	Au	Oregon, USA
Quartz Mountain	Q-Gold	1.25% NSR	Au	Oregon, USA
Questa Blanca	Group Eleven	2.0% NSR	Au	New Mexico, USA
Quevillion Nord†	Osisko Mining	~1.9% NSR	Ag	Québec, Canada
Quevillon Nord	Gold Fields Ltd.	1.0% - 2.0% NSR	Ag	Québec, Canada
Quito (optioned)	Black Mammoth	2.5% NSR	Au	Nevada, USA
Radium	Agnico Eagle	15% NPI	Au	Québec, Canada
Rainy River SW	New Gold Inc.	2.0% NSR	Au	Ontario, Canada
Rawhide Mine (care & maintenance)	Rawhide Mining LLC	15% NPI	Au	Nevada, USA
Rays (optioned)	Barrick Mining	2.0% NSR	Au	Nevada, USA
Recession Larder	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Red Lake	Renegade Gold	1.0% NSR	Au	Ontario, Canada
Redlich Gold	Lahontan Gold	2.5% NSR	Au	Nevada, USA
Revillard	JV and Dundee Precious Metals Inc. and Pershimex Resources Corporation	2.0% NSR	Au	Québec, Canada
Richore	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Riverside	Val-d'Or Mining	2.0% NSR	Au	Ontario, Canada
Riverside	Val-d'Or Mining	0.5% NSR	Au	Ontario, Canada
Riviere D'Alembert	Progenitor	1.25% NSR	Au	Québec, Canada
Riviere Lois	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
RM	Hecla Mining Company	0.5% NSR	Au	Nevada, USA
Rodeo Creek	Nevada Gold Mines	2% NSR	Au	Nevada, USA
Ronda	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Rosial	Coeur Mining	1.5% NSR	Au	Nevada, USA
Salve Lake	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
São Jorge	GoldMining	1.0% NSR	Au	Brazil
Scoonover Gold Bar	McEwen Mining	1.0% NSR	Au	Nevada, USA
Scossa	Romios Gold	2.0% NSR	Au	Nevada, USA
Sea Serpent	Progenitor	1.25% NSR	Au	Québec, Canada
Shamrock	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
Sharks	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Silver Dyke	Fortitude Gold	2.0% NSR	Au	Nevada, USA
Sleeper Gold	Paramount Gold	0.33% NSR	Au	Nevada, USA
Smokehead	Val-d'Or Mining	2.0% NSR	Au	Québec, Canada
Smokehead	Val-d'Or Mining	0.5% NSR	Au	Québec, Canada
South Malartic	Canadian Gold	2.5% - 3.0% NSR	Au	Québec, Canada
Spanish Moon† (optioned)	Kinross	3.0% NSR	Au	Ontario, Canada
St. Elmo (optioned)	Black Mammoth	2.5% NSR	Au	Nevada, USA
Steeloy	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Sunday Hill† (optioned)	Provenance Gold	3.0% NSR	Au	Oregon, USA
Surubim	GoldMining	1.0% NSR	Au	Brazil
Tact	Nevada Gold Mines	0.5% NSR	Au	Nevada, USA
Thompson River†	Agnico Eagle	0.5% NSR	Au	Québec, Canada
Threshold-85	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Titanic	Val-d'Or Mining	1.0% NSR	Au	Québec, Canada
Titiribi	GoldMining	2.0% NSR	Au, Cu	Colombia
Trenton Canyon	SSR Mining	0.3% NSR	Au	Nevada, USA
Troy	CopAur Minerals Inc.	1.0% NSR	Au	Nevada, USA
Turquoise Ridge	Nevada Gold Mines	2% NSR	Au	Nevada, USA
Tuscarora	American Pacific Mining Corp.	3.0% NSR	Au	Nevada, USA

Upper Red Lake	Val-d'Or Mining	1.5% NSR	Au	Ontario, Canada
Upper Red Lake	Val-d'Or Mining	1.0% NSR	Au	Ontario, Canada
Velvet (optioned)	Platoro West Inc.	3.0% NSR	Au	Nevada, USA
Venus New	Val-d'Or Mining	1.25% NSR	Au	Québec, Canada
Victoria Creek	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
War Eagle	Integra Resources Corp.	1% NSR	Au, Ag	Idaho, USA
Water Canyon	Black Mammoth	2.5% NSR	Au	Nevada, USA
Watershed	IAMGOLD	1.0% NSR	Au	Ontario, Canada
White Hills (optioned)	Exiro Minerals Corp.	3.0% NSR	Au	Nevada, USA
White Horse Island	Frontline	1.0% NSR	Au	Ontario, Canada
White Rock	Provenance Gold	2.0% NSR	Au	Nevada, USA
Winnie Lake	Val-d'Or Mining	1.25% NSR	Au	Ontario, Canada
WR Claims	Coeur Mining	1.0% NSR	Au	Nevada, USA
Yarumalito	GoldMining	1.0% NSR	Au, Cu	Colombia
Yellowknife (Big Sky)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife (Clan Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife (Goodwin Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife (Nicholas Lake)	GoldMining	1.0% NSR	Au	NWT, Canada
Yellowknife (Ormsby-Bruce)	GoldMining	1.0% NSR	Au	NWT, Canada

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

Titles, Mineral Rights, Leases, or Options and Acreage Involved

The titles, mineral rights, leases, and options involved with our royalty and streaming interests vary depending on the country and include exploitation concessions, unpatented and patented claims, fee lands, mining leases and prospecting and mining licenses. See "– Material Property", below, for information about the specific titles, mineral rights, leases, options and acreages involved at our material properties.

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

Key Permit Conditions

Operators of the mines that are subject to our royalty and streaming interests must comply with environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Canada, Mexico, Colombia, Brazil, Bosnia and Herzegovina and other countries where we hold interests. Although we, as a royalty or streaming interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties against the operators, which could have a material adverse effect on our results of operations and financial condition.

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

	For the year ended	For the year ended
Gold Equivalent Ounces	December 31, 2025	December 31, 2024
Borborema*	1,519	1,505
Borden	286	270
Canadian Malartic	66	789
Côté Gold	1,195	487
Cozamin	394	493
Vareš	934	380

* Consist of pre-production royalty payments and interest received on our gold-linked loan. Does not include the 1.5% NSR royalty acquired in January 2026.

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

Additionally, certain of the owners and operators of the projects underlying our interests have disclosed mineral resource and/or mineral reserve estimates that apply to a greater portion of the underlying properties than what is covered by our interests. In such cases, we have not disclosed such estimates herein as per SK1300 requirements.

The following is a summary of SK1300 mineral resource and mineral reserve estimates disclosed by the owners and operators of projects underlying our royalty interests, where we believe our interest applies to the entirety of such disclosed estimate.

Asset	Mineral Reserves	Metal	Mineral Resources	Metal	Mineral Resources	Metal
	Proven + Probable		Measured + Indicated		Inferred
Borborema Mine(1)(2)	22,455 kt @ 1.12 g/t Au	(812 koz Au)	37,700 kt @ 0.97 g/t Au	(1,178 koz Au)	10,900 kt @ 1.13 g/t Au	(394 koz Au)
County Line Project(3)			1,203 kt @ 0.97 g/t Au	(38 koz Au)	438 kt @ 0.87 g/t Au	(12 koz Au)
Granite Creek (OP)(4)			37,701 kt @ 1.18 g/t Au	(1,435 koz Au)	2,148 kt @ 1.09 g/t Au	(75 koz Au)
Granite Creek (UG)(4)			775 kt @ 10.5 g/t Au	(261 koz Au)	782 kt @ 13.0 g/t Au	(326 koz Au)
Lone Tree Complex(5)			7,690 kt @ 1.73 g/t Au	(428 koz Au)	52,940 kt @ 1.64 g/t Au	(2,789 koz Au)
REN Project(6)			150 kt @ 12.56 g/t Au	(62 koz)	6,900 kt @ 6.9 g/t Au	(1,200 koz Au)
Sleeper Project(7)					215,546 kt @ 0.35 g/t Au, 3.53 g/t Ag	(2,417 koz Au, 24,458 koz Ag)
Whistler(8)			299,154 kt @ 0.41 g/t Au, 1.9 g/t Ag, 0.15% Cu	(3,973 koz Au, 17,924 koz Ag, 992 Mlbs Cu)	290,747 kt @ 0.47 g/t Au, 1.6 g/t Ag, 0.06% Cu	(4,969 koz Au, 14,261 koz Ag, 390 Mlbs Cu)

__________

Notes:

(1)
Mineral Reserves (Borborema Mine)
a.
Mineral reserves are confined within an optimized pit shell that uses the following parameters: gold price including refining costs $ 1,472/oz; mining costs $ 2.40/t weathered material, $ 2.80/t waste fresh rock; $ 3.20/t ore fresh rock; processing costs $ 14.82/t processed; general & administration cost $ 2.8 M/a; sustaining costs $ 0.62/t processed; process recovery of 92.1%; mining dilution of 5%; ore recovery of 95%; and pit inter-ramp angles that range from 36 deg to 64 deg.
b.
The effective date of the estimate is July 31, 2023.
(2)
Mineral Reources (Borborema Mine)
a.
Mineral resources are reported exclusive of Mineral Reserves.
b.
The economic cut-off grade for Mineral Resources is 0.33 g/t Au based on the long-term sale prices of $ 1,800/troy ounce of gold, 92.1% recovery, average mining cost of $2.00/t, processing cost $14.82/t, G&A of $1.38/t and sustaining capital cost of $0.62/t.
c.
Mineral Resources are reported above the economic cut-off grade and are constrained by an optimized resource pit shell with all material categorized as mineral reserves excluded from the resource calculation.
d.
The quantity of indicated mineral resources listed represents the indicated mineral resources located outside the mineral reserve pit shell.
e.
The quantity of inferred mineral resources represent inferred located within the reserve pit shell and the resource pit shell.
f.
The effective date of the estimate is January 31, 2023.
(3)
Mineral Resources (County Line Project)
a.
Reported at a cut-off grade of 0.35 g/t Au.
b.
The cut-off grade calculations used mining, processing, energy, administration and smelting/refining costs based on 2022 actual costs based on Fortitude's Isabella Pearl mine.
c.
Metallurgical gold recovery assumption used was 81%. This recover reflects the predicted average recovery from metallurgical test programs at the Isabella Pearl mine.
d.
Whole block diluted estimates are reported within an optimized pit shell.
e.
Gold price $1,750/oz assumed.
f.
The effective date of the estimate is December 31, 2022.
(4)
Mineral Resources (Granite Creek)
a.
For open pit, the cut-off grade is 0.30 g/t; based on an assumed metal price $2,040/tr. Oz. using variable recovery, a slope angle of 41 degrees, 6% royalty, heap leach processing cost $9.04/t (includes administration), CIL processing cost of $17.22/t (includes administration).
b.
For underground, cut-off grade for refractory Mineral Resources varies from 0.151 to 0.184 opt. for acidic conditions. The cut-off grade for oxide mineral resources is 0.075 opt.
c.
Metal prices used include gold price of $2,175 per troy ounce and a silver price of $27.25 per ounce.
d.
Gold metallurgical recoveries of 85.2% to 94.2% for pressure oxidation. Payment for refractory mineralization sold to a third party is 58%. Oxide CIL mineralization payments vary from 40% to 70% based upon the grade of the mineralization.
(5)
Mineral Resources (Lone Tree Complex)
a.
Mineral resources are shown above a 0.62 g/T (0.018 opt) Au cut-off grade.
b.
Mineral Resources are constrained to oxide and transitional oxide-sulfide mineralization inside a conceptual open pit shell.
c.
Gold price of $2,175/oz assumed.
d.
A 94.9% recovery for gold in the autoclave process and 78.6% recovery for flotation is used as parameters for pit shell construction.
e.
Open pit mining costs of $3.00 per ton for rocks and $2.75 for fill materials, average processing 2,500 tpd autoclave at $44.50 per ton processed and 5,000 tpd flotation at $29.91 per ton including general and administrative costs are considered.
f.
A 3% NSR royalty and pit slopes of 40° to 45° was used.

g.
The effective date of the estimate is December 31, 2024.
(6)
Mineral Resources (REN Project)
a.
Gold price $1,900/oz assumed.
b.
The effective date of the estimate is December 31, 2024.
(7)
Mineral Resources (Sleeper Project)
a.
Mineral resources comprised all model blocks at a 0.137 g/t Au cut-off for Oxide and Mixed within an optimized pit; 0.251 g/t Au for sulfide within an optimized pit; and 0.137 g/t Au for dumps.
b.
Mineral resources potentially amenable to open pit mining methods are reported using a gold metal price of $1,750/oz, a silver price of $22/oz, a throughput rate of 30,000 tonnes/day, assumed metallurgical recoveries of 72.7% for Au and 28.2% for Ag, mining costs of $2.00/tonne mined, heap leach processing costs of $3.08/t processed, bio-leach processing costs of $9.84/t processed, general & administration costs of $0.46/t processed. Gold and silver commodity prices were selected based on analysis of the 3-year running average at the end of August 2022.
c.
The effective date of the estimate is June 30, 2022.
(8)
Mineral Resources (Whistler)
a.
The Whistler, Island Mountain and upper portions of the Raintree West deposits have been confined by an open pit with "reasonable prospects of economic extraction" using the following assumptions:
i.
Metal prices of $2,750/oz Au, $4.35/lb Cu and $30/oz Ag;
ii.
Payable metal of 94.8% payable Au and 88.2% payable Ag, and 96.5% payable for Cu;
iii.
Refining costs for Au of $7.50/oz, for Ag $1.00/oz and for Cu $0.065/lb;
iv.
Off-site costs of $165.65/wmt;
v.
Royalty of 3% NSR;
vi.
Pit slopes are 50 degrees;
vii.
Mining cost of $2.75/t for waste and mineralized material; and
viii.
Process, general & administration cost of $11.25/t.
b.
The lower portion of the Raintree West deposit has been constrained by a mineable shape with ‘reasonable prospects of economic extraction’ using a $40/t cut-off.
c.
Metallurgical recoveries are: 87.8% for Au, 75.4% for Cu, and 49.1% Ag.
d.
The NSR equation is: NSR ($/t) = (100%-3%)*((Au*87.8%*$78.57/t) + (Cu*75.4%*$3.88*2204.62 + Ag*49.1%*$0.77)).
e.
The Au Equivalent equation is: AuEq = Au + Cu*0.9361 + 0.0055 Ag.
f.
The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
g.
The effective date of the estimate is March 2, 2026.

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

On June 20, 2025, the U.S. District Court for the District of Nevada ruled in our favor that the operator of Jerritt Canyon Mine was liable for per ton royalty payments under an existing license agreement. Following this judgement, we entered into a settlement agreement with the operator of the Jerritt Canyon Mine for an aggregate $1.2 million and the per ton royalty interest was legally terminated, effective February 2, 2026.

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
Kilometers
Coordinate System: NAD 1983 UTM Zone 17N
Source : MCM, December 2020

Figure 1 – Location Map of Canadian Malartic Property (Technical Report, Canadian Malartic Mine, Quebec, Canada, 2021)

In 2014, substantially all of the assets and obligations relating to the Canadian Malartic mine were transferred to a newly formed general partnership ("Canadian Malartic GP") in which Agnico Eagle and Yamana each owned an indirect 50% interest. However as of March 31, 2023, Agnico Eagle acquired and consolidated its ownership to 100% of the Canadian Malartic mine.

Following the completion of an internal technical study in February 2021, Canadian Malartic GP approved the construction of a new underground mining complex at the Odyssey Project. The Odyssey Project is adjacent to the Canadian Malartic mine and hosts three main underground-mineralized zones, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones).

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Québec) and under certificates of approval granted by the Ministry of Environment and the Fight Against Climate Change (Québec). The Canadian Malartic Property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine, and the Fournière, Midway, Piche Harvey and Rand properties. The Odyssey Project is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect. The Canadian Malartic Property consists of a contiguous block comprising one mining concession, five mining leases and 293 mining claims. Expiration dates for the mining leases on the Canadian Malartic Property vary between November 24, 2029, and July 27, 2037, and each lease is automatically renewable for three further ten-year terms upon payment of a small fee.

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

In 2020, Canadian Malartic GP completed the Highway 117 deviation project. In 2021, Canadian Malartic GP noted that it expects no further development of infrastructure to be undertaken for the Canadian Malartic mine and mill facilities, other than the mining construction work in the Barnat pit and the optimization of tailings storage facilities.

Agnico Eagle continues to advance the transition to underground mining with the construction of the Odyssey mine. Once the Barnat pit at Canadian Malartic is depleted in 2029, annual gold production is expected to be in the range of 550,000 to 600,000 ounces, supported by an underground mining rate of approximately 19,000 tpd from four deposits. At that time, the processing plant is expected to have approximately 40,000 tpd of excess capacity. The Company is advancing three projects to potentially utilize a portion of this excess capacity and position Canadian Malartic to ramp-up toward one million ounces of annual gold production starting in 2033. These projects include (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Agnico Eagle disclosed in its news release dated February 12, 2026, for the year 2025 results.

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

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 km strike and a width of 500 m (perpendicular to the strike), and from surface to 1,500 m below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piche Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.7% to 2.0%).

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

Mine development continued to progress ahead of schedule in the fourth quarter of 2025, delivering record quarterly advancement at Odyssey. The focus remains on preparing East Gouldie for the start of ramp-based production, expected in the first quarter of 2026 (three months earlier than planned). Development of the production levels for the first mining area has been completed, with workings now accessing East Gouldie mineralization, and the main ramp has reached the bottom of the second mining sequence at level 111 (a depth of 1,112 metres). Installation of the paste distribution infrastructure and essential services is nearing completion. Ventilation development also advanced, with raise excavations to level 58 ongoing and construction of the main exhaust fan station underway.

Development of the material-handling infrastructure for the first shaft loading station between levels 102 and 114 continued to advance on schedule, supporting the expected start of shaft-hoisted production from East Gouldie in the second quarter of 2027. Shaft sinking progressed ahead of plan, reaching a depth of 1,466 metres as at December 31, 2025, reaching the top of the planned second loading station. Excavation of the material-handling infrastructure for the second loading station between levels 146 and 150 is now underway and is expected to continue through the third quarter of 2026. Shaft sinking remains on track to complete the first phase in the first quarter of 2027 at a planned depth of 1,600 metres, with the second loading station targeted for commissioning in 2029. A second phase of sinking is expected to resume in 2029 and be completed in 2031, extending the shaft to its final expected depth of 1,870 metres. The third loading station, located between levels 181 and 187, is expected to be completed and commissioned in 2031.

Construction of key surface infrastructure progressed on schedule and on budget. Fabrication of the production hoist is underway in Germany, with delivery expected in the second quarter of 2026. Construction progressed on phase two of the paste plant (designed for a 20,000 tpd capacity) and is expected to be completed in 2027.

Agnico Eagle disclosed the Odyssey update in its news release dated February 12, 2026.

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

Canadian Malartic GP has signed contracts that are directly associated with operations. The contract award process is done with an internal committee that selects the potential suppliers. These suppliers are then invited to read and bid on the tender. They must respect the terms and schedules of the tender to be accepted. Once the tenders are received and analyzed by the internal committee, a meeting is held with management to review the proposals. When both parties agree with the final proposal, Canadian Malartic GP's legal department writes up an agreement that will be signed by all stakeholders.

Infrastructure

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tpd. Ore is processed through conventional cyanidation. Ore blasted from the open pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and carbon in pulp ("CIP") circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver doré bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

The Odyssey Project will use the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the maintenance facilities.

Environmental, Permitting and Social Matters

In 2015, Canadian Malartic GP developed and implemented an action plan to mitigate noise, vibrations, atmospheric emissions and ancillary issues related to the Canadian Malartic mine. Mitigation measures were put in place to improve the process and avoid environmental non-compliance events. As a result, over time, Canadian Malartic GP has improved its environmental performance. With respect to activities in 2020, Canadian Malartic GP received two non-compliance notices for nitrogen oxide emissions. The mine's team of on-site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.

Since the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens, including the development of a "Good Neighbour Guide". Implementation of the Good Neighbour Guide, which includes compensation and home-acquisition programs, began on September 1, 2016. Over 90% of the residents of Malartic have agreed to participate in the compensation program. Under the home-acquisition program, 57 residences have been acquired to date in the southern sector of Malartic, of which 45 have subsequently been sold under Canadian Malartic GP's resale program that was implemented in April 2018.

As part of ongoing stakeholder engagement, an agreement with four First Nations groups was entered into in 2020.

As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, Canadian Malartic GP is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

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

All permits related to mining the Canadian Malartic pit extension have been received. As part of the permitting process for in-pit tailings deposition, Canadian Malartic GP has committed to completing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimal environmental risk. Golder Associates Ltd. is preparing this study.

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

		For the year ended	For the year ended
	Units	December 31, 2025	December 31, 2024
Processed (100% basis)	(tonnes)	20,122,739	20,317,263
Royalty Coverage	(%)	0.342	4.044
Grades	Au (g/t)	1.08	1.09
	Ag (g/t)	0.73	0.68
Metallurgical Recovery	Au (%)	91.6	92.3
	Ag (%)	72.1	68.6
Attributable Production	Au (oz)	2,192	25,519
	Ag (oz)	1,196	12,457

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

See "Item 5. Operating and Financial Review and Prospects" for further information regarding the Canadian Malartic Property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gold Royalty Corp.

Management's Discussion and Analysis

For the year ended December 31, 2025

General

The management's discussion and analysis of the financial condition and results of operations of Gold Royalty Corp. for the year ended December 31, 2025 (the "MD&A"), is intended to provide the reader with a review of the factors that affected our performance during the periods presented, including matters that have affected our reported financial condition and results of operations, and matters that are reasonably likely, based on management's assessment, to have a material impact on future operations and results.

This MD&A should be read in conjunction with our audited consolidated financial statements and the notes thereto for the year ended December 31, 2025.

Our financial statements for the year ended December 31, 2025, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). This MD&A refers to various Non-IFRS measures. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as we have calculated herein, additional information has been provided in this MD&A. See "Non-IFRS Measures" in this Item for detailed descriptions and reconciliations.

Unless otherwise stated, all information contained in this MD&A is as of March 18, 2026. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars. Reference in this MD&A to the "Company", "Gold Royalty", "we", "us" and "our" mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Business Overview

Gold Royalty is a precious metals focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 258 royalty and streaming interests across properties of various stages, of which 8 are on cash flowing assets.

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

Financial and Operating Highlights

The following table summarizes selected financial information for the three months and year ended December 31, 2025:

	For three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
(in thousands of dollars, except per share and GEOs amounts)	($)	($)	($)	($)
Revenue	4,501	3,355	15,610	10,103
Net loss(1)	(920)	(3,193)	(4,130)	(3,411)
Net loss per share, basic and diluted	(0.00)	(0.02)	(0.02)	(0.02)
Cash provided by operating activities	176	1,262	6,170	2,543
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(2)	5,206	3,846	17,768	12,847
Adjusted EBITDA(2)	3,198	1,240	9,751	4,779
Adjusted Net Loss(1)(2)	(22)	(2,721)	(1,749)	(1,150)
Adjusted Net Loss Per Share, basic and diluted(2)	(0.00)	(0.02)	(0.01)	(0.01)
GEOs(2)	1,255	1,445	5,173	5,462
Statement of Financial Position
Total assets	822,756	737,515	822,756	737,515
Total non-current liabilities	118,943	175,353	118,943	175,353

__________

Notes:

(1)
Net loss and Adjusted Net Loss for the year ended December 31, 2024, includes a $6.5 million deferred tax recovery that was recognized as a result of an internal reorganisation to streamline operations, which was completed in the third quarter of 2024. See "Discussion of Operations" for further information.
(2)
Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Selected highlights for the year ended December 31, 2025, include:

•
Revenue increased by approximately 55% to a record $15.6 million and Total Revenue, Land Agreement Proceeds and Interest income increased by approximately 38% to a record $17.8 million from 2024, driven by increased production at the Côté Gold and Vareš mines and higher commodities prices.
•
Adjusted EBITDA increased by approximately 104% from 2024 to a record $9.8 million (net loss of $4.1 million). We also achieved a second consecutive year of positive cash flows from operations, reporting $6.2 million of cash flows from operations.
•
Fully repaid the principal under our existing revolving credit facility and redeemed our convertible debentures, resulting in the Company having no outstanding debt as at the end of 2025.
•
Operators continued to advance key assets in 2025, including continued production growth at the Vareš Mine, underground ramp and shaft development on schedule at the Odyssey Mine (Canadian Malartic Capex) and commercial production milestones at Borborema. See "Selected Asset Updates" for further information.
•
Completed the acquisition of a royalty on the Pedra Branca operating gold and copper mine located in Brazil (the "Pedra Branca Royalty").

Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA are non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Recent Developments

The following is a summary of selected recent developments regarding our business.

Borborema Royalty Acquisition

On January 21, 2026, we completed the acquisition from Dundee Corporation ("Dundee"), of an existing net smelter return ("NSR") royalty on the Borborema mine, operated by Aura for consideration of $45 million comprised of $30 million in cash and the issuance of 3,571,429 GRC Shares. The acquired royalty consists of a 1.5% NSR on the first 1.5 million ounces of payable gold production and 1.0% until 2.0 Moz of payable gold is produced, thereafter being extinguished.

Taurus Mining Royalty Fund, L.P. ("Taurus") has notified us that it wishes to participate in this investment under the previously announced mutual cooperation agreement between the parties. Taurus intends to acquire an economic interest to one-half of the Royalty acquired under the transaction for $22.5 million in cash.

Pedra Branca Royalty Acquisition

On December 12, 2025, we completed the acquisition from Blackrock World Mining Trust plc ("Blackrock"), of the Pedra Branca Royalty, operated by a subsidiary of BHP Group Limited ("BHP") and located in Brazil for consideration consisting of $70 million in cash. The Pedra Branca Royalty consists of a 25% NSR on gold and 2% NSR on copper produced from Pedra Branca mine.

The acquisition of the Pedra Branca Royalty was financed with proceeds of the Offering (as defined below).

Bought Deal Financing

On December 11, 2025, we completed a public offering (the "Offering"). At closing of the Offering, we issued 25,875,000 GRC Shares, including 3,375,000 GRC Shares pursuant to the full exercise of the over-allotment option, at a price of $4.00 per share, for aggregate gross proceeds of $103.5 million. We used the net proceeds of the Offering to fund a portion of the consideration for our acquisition of the Pedra Branca Royalty and pay down the entirety of the debt outstanding under our existing secured revolving credit facility ("Credit Facility").

Increased Credit Facility and Conversion of Convertible Debentures

On November 25, 2025, we amended our existing Credit Facility pursuant to a sixth amendment agreement dated November 25, 2025. Following the sixth amendment, the Credit Facility consisted of a $75 million secured revolving credit line, with an accordion feature allowing for up to an additional $25 million in availability, subject to certain conditions, for a total maximum of $100 million. The maturity date of the Credit Facility has been extended from March 31, 2028, to November 25, 2028. Under the amended Credit Facility, term benchmark advances will bear interest at a rate equal to the Secured Overnight Financing Rate ("SOFR") plus a margin ranging from 2.5% to 3.5% based on our applicable leverage ratio.

The amendment to the Credit Facility was subject to the retirement of at least 75% of the principal amount of our then-outstanding unsecured convertible debentures ("Debentures").

On November 25, 2025, with the consent of the holders of the Debentures, we entered into a supplemental indenture with the trustee allowing us to, among other things, exercise our existing redemption rights under their terms. The conversion price relating to the redemption was unchanged at $1.75 per common share. In connection with the early redemption and the amendment to the Debentures, the holders of the Debentures received a partial make-whole payment equal to the interest that would be payable on the Debentures until December 15, 2026, which was satisfied by us on the same basis as prior interest payments under the Debentures by paying 70% in cash and 30% in common shares.

As a result of the transaction, we issued a total of 23,288,896 common shares to the holders of the Debentures and the entire principal amount outstanding of the Debentures was eliminated.

On February 19, 2026, we further amended our existing Credit Facility pursuant to a seventh amendment agreement dated February 19, 2026. The Credit Facility now consists of a $125 million secured revolving credit line, with an accordion feature allowing for up to an additional $25 million in availability, subject to certain conditions, for a total maximum of $150 million. The maturity date for the Credit Facility remains unchanged from the sixth amendment. Under the amended Credit Facility, term benchmark advances will bear interest a rate equal to SOFR plus a margin of 2.25% to 3.25%, reflecting a 25-basis points interest rate reduction.

Adoption of Shareholder Rights Plan

On November 5, 2025, we announced the immediate adoption of a shareholder rights plan (the "Shareholder Rights Plan"). Pursuant to the Shareholder Rights Plan, one right will be issued in respect of each outstanding GRC Share on the record date, being November 17, 2025, and thereafter, one right will automatically attach to each new GRC Share issued by us. Each right will become exercisable if a person acquires beneficial ownership of 15% or more of the outstanding GRC Shares without complying with the permitted bid provisions of the Shareholder Rights Plan. In such circumstances, each right will entitle the holder (other than the acquiring person) to purchase additional GRC Shares at a discount to the then prevailing market price. The Shareholder Rights Plan includes a mechanism that applies a higher 20% threshold to any entity that, together with its affiliates and joint actors, is not party to any standstill or similar arrangement with us.

The Shareholder Rights Plan has an initial term of three years, provided that it is ratified by shareholders within twelve months of its adoption. If the Shareholder Rights Plan is not ratified by shareholders, the Shareholder Rights Plan and any rights issued thereunder, will terminate.

Pilot Mountain Disposal

On October 23, 2025, we disposed of our 2% Gross Revenue Royalty related to the Pilot Mountain tungsten project located in Nevada, USA, for total consideration of $4.8 million, to Apex Royalties Limited ("Apex"). The consideration received consisted of $3.3 million in cash, $1.0 million in common shares of Apex, and a further $0.5 million in cash due on December 15, 2026. The royalty asset had a carrying value of $0.8 million at the time of disposal, resulting in a gain on disposal of $4.0 million recorded in other income in the consolidated statements of comprehensive loss for the year ended December 31, 2025.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties and stream. Please see Item 4 of the Annual Report on Form 20-F for the year ended December 31, 2025 (the "Annual Report"), for additional information regarding our interests.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Complex, including a 3.0% NSR royalty on portions of the Canadian Malartic and Odyssey mines in Québec, Canada. This royalty currently applies to a portion of the open pit area (the eastern end of the Barnat Extension). The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle. We also hold royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% NPI royalty on the Radium Property.

In a news release dated April 24, 2025, Agnico Eagle disclosed that it continued to advance the transition to underground mining with the construction of the Odyssey mine and work on several opportunities with a vision to potentially grow annual production to one million ounces per year in the 2030s. It further disclosed that, in the first quarter of 2025, ramp development continued to progress ahead of schedule while construction progressed on schedule and on budget.

Agnico Eagle further disclosed that it accelerated exploration drilling at Odyssey during the first quarter of 2025. Thirteen underground rigs and fourteen surface rigs drilled a total of 53,376 m, targeting the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. It stated that regional exploration continued to investigate several targets along the 16 km long land package around the mine.

In a news release dated July 30, 2025, Agnico Eagle reported its financial and operational results for the second quarter of 2025. It stated that total development at Odyssey reached a quarterly record of 4,850 m in the second quarter. It further disclosed that, as the mine prepared for initial production in the second half of 2026, construction of the second phase of the paste plant commenced in the quarter, which is expected to increase capacity to 20,000 tpd.

Agnico Eagle further disclosed that it continues to evaluate opportunities to enhance operational efficiency over the medium to long term, and is considering a 70-m extension of Shaft #1 to a depth of 1,870 m. Agnico stated that potential optimization of Shaft #1 could improve operational flexibility and efficiency in the early 2030s, reduce reliance on truck haulage, and further unlock the significant exploration potential at depth, and further stated this initiative is being assessed in parallel with its potential development of a second shaft at Odyssey.

Agnico Eagle further disclosed that it conducted additional exploration drilling at Odyssey in the second quarter. A total 78,640 m were drilled by 13 underground rigs and 13 surface rigs. It stated that the drilling program targeted the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone, and portions of the Odyssey deposit near the Odyssey shaft.

In a news release dated October 29, 2025, Agnico Eagle reported its financial and operational results for the third quarter of 2025. Agnico Eagle reported that both underground development and shaft sinking are proceeding ahead of schedule, and it continues to expect initial production in the second half of 2026. It disclosed that engineering for a newly approved extension commenced in the third quarter of 2025 and that the excavation of the second loading station is expected to begin in early 2026.

On February 12, 2026, Agnico Eagle reported its financial and operational results for the year ended December 31, 2025. It disclosed that mine development continued to progress ahead of schedule in the fourth quarter of 2025, delivering record quarterly advancement at Odyssey. The focus remains on preparing East Gouldie for the start of ramp-based production, expected in the first quarter of 2026 (three months earlier than planned).

Development of the production levels for the first mining area has been completed, with workings now accessing East Gouldie mineralization, and the main ramp has reached the bottom of the second mining sequence at level 111 (a depth of 1,112 metres). Installation of the paste distribution infrastructure and essential services is nearing completion. Ventilation development also advanced, with raise excavations to level 58 ongoing and construction of the main exhaust fan station underway. Development of the material-handling infrastructure for the first shaft loading station between levels 102 and 114 continued to advance on schedule, supporting the expected start of shaft-hoisted production from East Gouldie in the second quarter of 2027. Shaft sinking progressed ahead of plan, reaching a depth of 1,466 metres as at December 31, 2025, reaching the top of the planned second loading station. Excavation of the material-handling infrastructure for the second loading station between levels 146 and 150 is now underway and is expected to continue through the third quarter of 2026. Shaft sinking remains on track to complete the first phase in the first quarter of 2027 at a planned depth of 1,600 metres, with the second loading station targeted for commissioning in 2029. A second phase of sinking is expected to resume in 2029 and be completed in 2031, extending the shaft to its final expected depth of 1,870 metres. The third loading station, located between levels 181 and 187, is expected to be completed and commissioned in 2031.

Construction of key surface infrastructure progressed on schedule and on budget. Fabrication of the production hoist is underway in Germany, with delivery expected in the second quarter of 2026. Construction progressed on phase two of the paste plant (designed for a 20,000 tpd capacity) and is expected to be completed in 2027.

Agnico also reiterated the advancement of the technical evaluation of a potential second shaft at the Odyssey mine. Agnico outlined in their release that the technical evaluation will assess the potential for an 8,000 to 10,000 tpd operation and is expected to be completed at the end of 2026, potentially followed by permit submission in early 2027, and subject to a series of approvals, could be positioned for initial production in 2033.

Agnico also provided 3-year guidance over the Canadian Malartic from 2026-2028, providing a mid-point estimate of 590,000 gold ounces in 2026, 655,000 gold ounces in 2027, and 735,000 ounces in 2028, an increase from the previous estimates provided in 2025 of 560,000 for 2026 and 650,000 in 2027.

Additional to the financial and operational results, Agnico also released an update on the exploration results for the year. Within the news release, Agnico outlined that the Odyssey South and Odyssey internal zone observed positive reconciliation in the underground production and improvements to the mineral reserve model contributed to a replacement at the Odyssey mine reaching 90%. Total metres drilled at the Canadian Malartic property amounted to 233,754 metres, alongside an additional 34,672 of metres drilled dedicated to regional exploration around Canadian Malartic.

For 2026, Agnico plans on spending approximately $32.6 million for 190,700 metres of drilling at Canadian Malartic with up to 20 drill rigs active at surface and underground. Primary exploration targets remain the lateral extensions of the East Gouldie and Eclipse zones, Odyssey South and North zones infill drilling and potential lateral extensions. Additionally, Agnico disclosed that studies over the East Malartic deposit are underway with the objective of converting from mineral resources to minerals reserves.

For further information see Agnico Eagle's news releases dated February 13, 2025, April 24, 2025, July 30, 2025, October 29, 2025, and February 12, 2026, available under its profile on www.sedarplus.ca.

Borborema Mine

We hold a 2.0% NSR royalty over the Borborema Gold Mine ("Borborema") in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura. The royalty decreases to a 0.5% NSR after 725,000 ounces of gold production. Our royalty is subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 ounces of production or 2050.

On February 26, 2025, Aura issued a news release disclosing its full year 2024 results including an update on Borborema. It stated that the Borborema construction was expected to be completed in the first quarter of 2025, and that construction capital was 100% committed. It further disclosed that developments on construction included the conclusion of the main substation, power line, mechanical assembly of the crushing area and the carbon in leach ("CIL") area. Aura disclosed that the mine pre-stripping was ongoing according to the plan and included a total of 5.7 Mt material moved, and that the project employed 2,184 direct and indirect personnel at that time. Aura disclosed production guidance for 2025 of 33,000 oz to 40,000 oz of gold production from Borborema, outlining that with ramp-up scheduled to commence in the first quarter of 2025, and it expects Borborema to reach between 40% and 48% of its designed nominal capacity in 2025, equivalent to an annualized rate of 83,000 oz gold.

On March 28, 2025, Aura issued a news release disclosing that first production at Borborema had been achieved and it reiterated that it expects to achieve commercial production by the third quarter of 2025.

On April 10, 2025, Aura issued a news release disclosing that in the first quarter of 2025 it commenced operations at Borborema, on schedule. It further stated that, as operations started only at the end of March 2025, no production volumes were recorded for the quarter.

On May 5, 2025, Aura issued a news release disclosing that it continued to expect Borborema will achieve commercial production by the third quarter of 2025, and it reiterated its production guidance of 33,000 to 40,000 oz of gold in 2025.

On July 3, 2025, Aura issued a news release announcing production of 2,577 gold equivalent ounces from Borborema in the second quarter of 2025 and stated that it expected Borborema to remain on track to declare commercial production by the end of the third quarter of 2025.

On September 23, 2025, Aura issued a news release disclosing that commercial production had been achieved at Borborema, including sales of over 10,000 oz of gold, stating that the Borborema mill now operates at over 80% of the design capacity, processing 4,500 tpd and achieving recoveries between 90-92%.

On October 10, 2025, Aura issued a news release disclosing that total production for the three months ended September 30, 2025, at Borborema totaled 10,219 gold equivalent ounces.

In a news release dated November 4, 2025, Aura reported its financial and operational results for the third quarter 2025, stating that 10,219 gold equivalent ounces had been produced from Borborema at a cash cost of $1,127 per gold equivalent ounce and an all-in sustaining cost of $1,237 per gold equivalent ounce for the quarter, in line with Aura's expectations. Aura reiterated full year production guidance for Borborema of 33,000 to 40,000 gold equivalent ounces.

On January 12, 2026, Aura issued a news release disclosing its preliminary fourth quarter 2025 results, stating that 15,777 gold equivalent ounces had been produced at Borborema, 54% above the previous quarter. Aura also stated that Borborema delivered annual production results below guidance, which was due to lower recoveries achieved during the pre-commercial production phase. Aura further stated that performance improved significantly over the course of the year, especially with respect to recovery and grade over prior quarters, with total gold equivalent production for the year reported at 28,573 ounces.

On February 26, 2026, Aura issued a news release announcing the signing of a road relocation agreement at the Borborema mine. Aura also announced an updated technical report for the project.

For further information see Aura's news releases dated February 26, 2025, March 28, 2025, April 10, 2025, May 5, 2025, July 3, 2025, September 23, 2025, October 10, 2025, November 4, 2025, January 12, 2026, and February 26, 2026, and its technical report summary titled "Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil" with an effective date of September 19, 2025, available under its profile on www.sedarplus.ca.

Borden Mine

We hold a 0.5% NSR royalty on the southern portion of the underground Borden gold mine ("Borden"), located in Ontario, Canada, owned and operated by Discovery Silver Corp. ("Discovery").

On January 27, 2025, Discovery issued a news release disclosing that it had entered into a definitive agreement to acquire the Porcupine complex, including the Borden mine, from a wholly owned subsidiary of Newmont Corporation for total consideration of $425 million.

On April 16, 2025, Discovery issued a news release disclosing that it had completed the acquisition of the Porcupine complex, including the Borden mine, from a wholly owned subsidiary of Newmont Corporation for total consideration of $425 million.

On May 13, 2025, Discovery issued a news release disclosing that one of its key priorities for the Porcupine complex is to implement investment plans aimed at growing mining rates, increasing production levels and lowering unit costs at Hoyle Pond and Borden. Discovery stated that it plans to improve performance at Borden by upgrading the haulage fleet, improving ground support and backfill systems and increasing ventilation levels. Additionally, Discovery also noted it will begin separately reporting production from Borden next quarter.

In a news release dated August 12, 2025, Discovery reported its financial and operational results for the second quarter 2025, disclosing quarterly production from Borden of 27,286 oz of gold and a 90.6% recovery. Discovery also outlined the exploration program targeting near-mine and regional extensions, with resource conversion drilling planned across Hoyle Pond, Borden and Pamour.

On November 6, 2025, Discovery issued a news release disclosing positive drilling results across the Porcupine complex, including Borden. It disclosed the continued extension of the Main Zone and potential expansion to the northwest, disclosing the large 1,000 km2 land position that remains largely unexplored outside the current mining trend.

In a news release dated November 13, 2025, Discovery reported its financial and operational results for the third quarter 2025, noting a total production for the quarter of 63,514 oz of gold from the Porcupine complex and disclosing the current 140,000-m drill program across its Porcupine operations, which is expected to be completed in early 2026. Discovery also noted the increased sustaining capital expenditures were largely focused on capital development at Hoyle Pond and at Borden.

In a news release dated January 15, 2026, Discovery reported its financial and operational results for the fourth quarter 2025, noting total gold production from the Porcupine complex of 66,718 oz of gold, totaling 180,424 oz of gold produced during 2025 post-Discovery's acquisition of the Porcupine complex, and 234,702 oz of gold during the entirety of the year inclusive of the gold produced prior to the acquisition.

In a news release dated February 19, 2026, Discovery reported its results for the year ended December 31, 2025 and noted that it is targeting a return to full capacity of the Dome Mill by 2027 or sooner. It has disclosed that the mill is a 12,000 tonne-per-day processing facility that in recent years has operated below its nominal production rate.

For further information see Discovery's news releases dated January 27, 2025, April 16, 2025, May 13, 2025, August 12, 2025, November 6, 2025, November 13, 2025, January 15, 2026, and February 19, 2026, available under its profile on www.sedarplus.ca.

Côté Gold Mine

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Mine ("Côté Gold") in Ontario, Canada, which is majority owned and operated by IAMGOLD Corporation ("IAMGOLD").

On January 14, 2025, IAMGOLD issued a news release disclosing its preliminary 2024 operating results and stated production guidance for 2025. It disclosed that Côté achieved 199,000 ounces of gold production in 2024, below IAMGOLD's previously stated guidance of 220,000 to 290,000 oz of gold production in 2024. It further disclosed that Côté achieved a monthly production of 37,000 oz of gold in both November and December.

On February 20, 2025, IAMGOLD reported its financial and operational results for its full year 2024 results and outlined that it had achieved successful start-up of Côté, stating it was one of the quickest ramp-ups to commercial production for a large-scale open pit gold mine in Canada. It disclosed that Côté production in 2025 is expected by IAMGOLD to be in the range of 360,000 to 400,000 oz of gold on a 100% basis. IAMGOLD stated that its primary focus for Côté is to achieve nameplate mill design capacity of 36,000 tpd by the fourth quarter of this year, while concurrently stabilizing operations by implementing and improving operation and maintenance procedures. It further stated that the rate of ore mined is expected to increase through the year, owing to flat open pit mining rates, averaging approximately 12 million tonnes per quarter, and a declining waste to ore strip ratio through the year, and that plant throughput is expected to total approximately 12 million tonnes in 2025. IAMGOLD disclosed processing rates are expected to increase towards nameplate quarter over quarter, particularly in the second quarter following the winter season, and in the fourth quarter with the installation of the additional secondary crusher, and that plant head grades are expected to average approximately 1.1 to 1.2 g/t Au as mining and stockpiling activities shift towards a more efficient mine plan to improve pit mining performance and reduce rehandling of stockpiled ore. It further stated that gold production is expected to be lowest in the first quarter of the year and increase sequentially as mined ore, plant head grades and plant throughput increases through the year.

In a news release dated May 6, 2025, IAMGOLD reported its financial and operational results for the first quarter of 2025, disclosing that Côté Gold achieved record throughput in March, totaling nearly one million tonnes, which represented monthly average throughput of 90% of the nameplate mill capacity. IAMGOLD also reiterated production guidance of 360,000 to 400,000 oz of gold on a 100% basis in 2025 and is targeting to reach nameplate 36,000 tpd mill capacity by year end.

On June 23, 2025, IAMGOLD issued a news release disclosing that Côté Gold reached its nameplate capacity of 36,000 tpd for an average of thirty consecutive days. It stated that the milestone built upon continued throughput improvements in which the Côté Gold processing plant achieved an average monthly throughput rate of 90% of nameplate in March and then reached 96% over a 30-day period in April.

In a news release dated November 4, 2025, IAMGOLD reported its financial and operational results for the third quarter 2025 results, disclosing that Côté Gold had produced 106,000 ounces on a 100% basis in the quarter, marking the second consecutive quarter averaging over 30,000 ounces per month. IAMGOLD also reiterated cost guidance for Côté Gold with expected full-year cash costs of $1,100-$1,200/oz and all-in sustaining costs to $1,600-$1,700/oz.

In a news release dated January 19, 2026, IAMGOLD reported its preliminary fourth quarter 2025 operating results and 2026 guidance, disclosing that Côté Gold achieved the top-end of its guidance target of 124,600 ounces in the fourth quarter, and 399,800 ounces in 2025. Expected production in 2026 for Côté Gold is of 390,000 to 440,000 ounces, with cash costs excluding royalties of $900 to $1,050 per ounce sold and all-in sustaining costs of $1,775 to $1,925 per ounce sold.

In a news release dated February 17, 2026, IAMGOLD reported its financial and operational results for the year ending December 31, 2025. IAMGOLD highlighted that Côté Gold achieved the top-end of its production guidance having produced 399,800 ounces in 2025 relative to its guidance of 360,000 – 400,000 ounces on a 100% basis. The 2026 guidance for Côté Gold has increased to range from 390,000 to 440,000 ounces on a 100% basis, with the focus in 2026 being stabilization and optimization, improving the cost structure and preparing for the potential expansion at Côté Gold.

For further information see IAMGOLD's news releases dated January 14, 2025, February 20, 2025, May 6, 2025, June 23, 2025, November 4, 2025, January 19, 2026, and February 17, 2026, available under its profile on www.sedarplus.ca.

Cozamin Mine

We hold a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine ("Cozamin"), located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

In a news release dated January 20, 2025, Capstone reported its consolidated copper production for 2024 and provided operations and capital expenditure guidance for 2025. It disclosed Cozamin achieved 24,906 tonnes of copper production in 2024. Cozamin's copper production is expected to be similar in 2025 compared to 2024, with 23,000 to 26,000 tonnes of copper production at expected grades of approximately 1.87%. Production is expected to be consistently weighted throughout the year.

In a news release dated May 1, 2025, Capstone disclosed that production was consistent with Capstone's mine plan for the quarter ended March 31, 2025, mill throughput was higher compared with the same period last year, and recoveries were flat year-over-year.

In a news release dated July 31, 2025, Capstone announced its financial and operational results for the second quarter of 2025, reiterating that Cozamin continues to trend towards the upper end of the production guidance, as well as the lower end of the cost guidance, partially due to the higher-than-expected grades. It stated that exploration drilling at Cozamin during the quarter targeted step-outs up-dip and down-dip from the Mala Noche West target.

In a news release dated October 30, 2025, Capstone reported its consolidated copper production for the third quarter 2025 of 6,145 tonnes of copper at Cozamin, 2% higher than the same period of 2024 as mine sequencing resulted in higher grades. It stated that Cozamin's copper production is trending towards the upper end of its previously disclosed 2025 production guidance of 23,000 to 26,000 tonnes as well as the lower end of costs. It further stated that production throughput is expected to remain consistent throughout the year.

In a news release dated January 15, 2026, Capstone announced its preliminary results for the fourth quarter 2025, marking the third year of continuous increased production at Cozamin with a total production of 6,170 tonnes of copper during the fourth quarter and 25,348 tonnes of copper throughout 2025.

In a news release dated February 17, 2026, Capstone announced its 2026 guidance for Cozamin copper production between 21,000 – 24,000 tonnes at C1 cash costs of $1.55 - $1.85 per payable copper pound. It disclosed that copper production at Cozamin is expected to be consistently weighted across the year and slightly lower in 2026 compared to 2025 due to lower copper grades.

Additionally, on March 2, 2026, Capstone reported its financial and operational results for the year ended December 31, 2025 stating that Cozamin had produced 25,348 tonnes of copper in 2025 at C1 cash costs of $1.32 per payable copper pound produced.

For further information see Capstone's news releases dated January 20, 2025, May 1, 2025, July 31, 2025, October 30, 2025, January 15, 2026, February 17, 2026, and March 2, 2026, available under its profile on www.sedarplus.ca.

Granite Creek Mine

We hold a 10.0% NPI royalty over the Granite Creek Mine ("Granite Creek") in Humboldt County, Nevada, USA, owned and operated by i-80 Gold Corp. ("i-80"). The royalty is subject to a production hurdle of 120,000 oz of gold.

In a news release dated March 5, 2025, i-80 announced a positive preliminary economic assessment on the Granite Creek Underground Project which outlined that the Granite Creek Underground Project is the first property within i-80's pipeline of assets to be redeveloped and is currently ramping up to full production.

In a news release dated March 6, 2025, i-80 announced a preliminary economic assessment on the Granite Creek Open Pit Project. The news release outlined the Granite Creek Open Pit is located within the Getchell Trend in northern Nevada, United States, immediately south of the Turquoise Ridge Complex of Nevada Gold Mines.

In a news release dated April 1, 2025, i-80 announced the filing of a technical report under NI 43-101 titled "NI 43-101 Preliminary Economic Assessment Technical Report, Granite Creek Project" and technical report summary under sub-part 1300 of Regulation S-K ("SK 1300") titled "Initial Assessment of the Granite Creek Mine", each dated effective December 31, 2024, copies of which are available under i-80's profile on www.sedarplus.ca and www.sec.gov, respectively.

In a news release dated May 5, 2025, i-80 disclosed it is upgrading the water treatment infrastructure at the underground mine which will allow Granite Creek to reach a steady state of gold output in the second half of 2025. i-80 also plans to complete an infill drilling program in 2025 for inclusion in a future feasibility study. i-80 also noted that Granite Creek open pit permitting activities were initiated during the first quarter of 2025; permits are anticipated to be received in approximately three years.

In a news release dated July 8, 2025, i-80 disclosed an update on the progress of its new development plan, stating that Granite Creek Underground is continuing towards steady state of production enabled by additional water-treatment infrastructure. It disclosed that infill drilling of the South Pacific Zone is underway, i-80 is aiming to complete over 40 holes totaling 14,000 m which will be included in an updated feasibility study to be released in the first quarter of 2026 along with an updated resource estimate.

In a news release dated September 10, 2025, i-80 announced initial assay results from the first six holes of its 2025 infill and step-out drilling campaign at the Granite Creek underground. At the time of the news release, i-80 disclosed the program had completed 20 of a planned 40 holes totaling around 14,000 m with the aim to convert inferred resources to indicated and form the basis of its upcoming feasibility study which is targeted for completion in the first quarter of 2026.

In a news release dated November 12, 2025, i-80 announced its third quarter 2025 results and provided an update on the development of assets across its portfolio. i-80 stated it expects to meet its 2025 guidance of 30,000 to 40,000 ounces of production with Granite Creek contributing 20,000 to 30,000 oz of gold, and expects releasing the Granite Creek underground feasibility study during the first quarter of 2026, and Granite Creek open-pit technical study within the next 12 to 18 months.

In a news release dated January 20, 2026, i-80 released exploration results from its 2025 drill campaign at Granite Creek consisting of 16,000 m drilled over 46 holes. The results demonstrated robust high-grade mineralization throughout the SPZ confirming expansion of the mineralized envelope and potential for mineral resource expansion to the north and at depth.

In a news release dated February 19, 2026, i-80 reported its financial and operational results for the year ended December 31, 2025. i-80 stated that Granite Creek underground generated a gross profit for the second half of 2025 and that it was successful in stabilizing groundwater inflow. i-80 also disclosed that a feasibility study over the underground is planned for completion in the second quarter of 2026 with the timeline for a pre-feasibility / feasibility study on the open pit portion of Granite Creek under review to optimize its future growth plan.

i-80 announced total production of 22,977 oz of gold at Granite Creek for 2025, within previously announced guidance of 20,000 to 30,000 oz. A water treatment plant is expected to be completed in the second quarter of 2026 and development activities are expected to support further ramp-up and the updated resource and feasibility study planned for the second quarter of 2026.

For further information see i-80's news releases dated March 5, 2025, March 6, 2025, April 1, 2025, May 5, 2025, July 8, 2025, September 10, 2025, November 12, 2025, January 20, 2026, and February 19, 2026, available under its profile on www.sedarplus.ca.

Pedra Branca Mine

We hold a 25% NSR on gold and 2% NSR on copper produced from the Pedra Branca East and Pedra Branca West deposits located in the Carajas complex in Brazil, currently operated by BHP, with pending acquisition from CoreX Holdings BV.

BHP released its operational results for the nine months ended March 31, 2025, on April 17, 2025, disclosing that the Carajas complex produced 1.9kt of copper and 1,516 oz of gold during the quarter.

BHP released its operational results for the year ended June 30, 2025, on August 19, 2025, disclosing that the Carajas complex produced 2.2kt of copper and 1,825 oz of gold during the quarter. Additionally, BHP announces that it had entered into a binding agreement for the divestment of the Carajás complex in Brazil to CoreX Holding for total consideration of up to $465 million. The transaction is expected to close in 2026.

BHP released its operational results for the three months ended September 30, 2025, on October 21, 2025, disclosing that the Carajas complex produced 2.4 kt of copper and 1,816 oz of gold during the quarter.

BHP released its operational results for the half-year ended December 31, 2025, on January 20, 2026, disclosing that the Carajas complex produced 2.3 kt of copper and 1,941 oz of gold during the quarter.

For further information see BHP's operational review documents for the nine months ended March 31, 2025, the year ended June 30, 2025, the three months ended September 30, 2025, and the half-year ended December 31, 2025, available on BHP's corporate website.

Vareš Mine

We hold a copper stream (the "Vareš Stream") on the Vareš silver mine, located in Bosnia and Herzegovina, operated by DPM Metals (ownership change from Dundee Precious Metals effective September 12, 2025). The Vareš Stream applies to 100% of copper production from the Rupice mine area with ongoing payments equal to 30% of the spot copper price, and effective payable copper is fixed at 24.5%.

On January 28, 2025, Adriatic Metals Plc. ("Adriatic") released its fourth quarter activities report detailing disclosure including some delays to production due to severe winter weather delays in December and January. Severe snowfall in late December disrupted Vareš Mine for five days, affecting ore transport and communications due to blocked roads and power outages across the Balkans. Mining has since resumed safely, with operations returning to normal. It further disclosed production guidance for 2025 of 625-675 kt ore milled and produce 12,000 to 13,000 koz of silver equivalent ("AgEq") that will be weighted towards the second half of 2025 as the Vareš Mine continues to ramp up to nameplate capacity. Lastly, a comprehensive technical study was completed by Ausenco in the fourth quarter to outline the expansion potential of the processing plant from 0.8 million to 1.3 million tonnes per annum ("tpa"), confirming that no material capital expenditures are required to achieve a 1.0 million tpa capacity and approximately $25 million growth capital would be required to achieve 1.3 million tpa capacity.

In a news release dated February 18, 2025, Adriatic announced the successful completion of its two-tranche institutional placement to raise A$80 million (approximately $50 million). Proceeds are intended to be used to fast-track the processing plant expansion, initiate technical studies and workstreams, and provide spare capacity to mitigate risks during the ramp-up to nameplate production. Adriatic disclosed that it expects the expansion of nameplate capacity to 1.3 million tpa will be completed in 2027.

In a news release dated March 31, 2025, Adriatic released an operations update over the Vareš mine for the first quarter of 2025. The Vareš mill processed a record 68 kt of ore compared to 47 kt in the fourth quarter of 2024 and produced 1.3 Moz AgEq compared to 0.9 Moz AgEq in the previous quarter. Adriatic disclosed that its expectation for achieving commercial production had moved to the second quarter of 2025 from the first quarter of 2025 previously. The operator outlined that construction of the Veovača tailings facility was completed during the first quarter and that initial depositions would commence in early April.

In a news release dated April 30, 2025, Adriatic issued its quarterly activities report for the three months ended March 31, 2025, stating that it milled 65,991 tonnes in the quarter, approximately 40 kt lower than budget due to weather impacts, delay in the start of the Veovača tailings storage facility operation, and tailings filtration cycle time issues. Adriatic further stated that these issues are either resolved or currently being resolved, and that significant progress was made in April, with key metrics including tonnes milled and silver equivalent production achieving monthly records.

In a news release dated June 13, 2025, Adriatic announced that it had agreed to be acquired by Dundee Precious Metals Inc. ("DPM"), with the acquisition expected to be completed in the fourth quarter of 2025.

In a news release dated July 1, 2025, Adriatic announced that commercial production had been declared at Vareš based on maintaining plant throughput levels of 75% over 14 days, including 80% over 7 days, and reaching 90% in late June.

In a news release dated September 3, 2025, DPM disclosed the completion of the acquisition of Adriatic, thereby indirectly acquiring the Vareš mine.

In a news release dated October 9, 2025, DPM announced its preliminary third quarter 2025 results, wherein it disclosed that integration activities at the mine were progressing well and that it expects the operation to achieve 850,000 tonnes per year operating rate by the end of 2026. The disclosure noted that DPM expects minimal production at the mine for the balance of 2025.

In a news release dated October 16, 2025, DPM announced the filing of an amended and refiled technical report titled "NI 43-101 Technical Report on the Vareš Mine, Bosnia and Herzegovina" with an effective date of April 1, 2025 (the "DPM Technical Report").

In a news release dated November 3, 2025, DPM announced its third quarter 2025 results, in which it disclosed that production at Vareš in 2026 is now expected to be better than previously anticipated, with higher grade processed and higher grade for both gold and silver. DPM disclosed that it expects to release its 2026 guidance and three-year outlook for the Vareš operation in February 2026. DPM also stated that the integration process continues to progress well and it remains focused on achieving 850,000 tonnes per year by the end of 2026.

In a news release issued on January 12, 2026, DPM disclosed that it remained on target to achieve an 850,000 tonne per year operating rate at Vareš by the end of 2026 and that production at Vareš in the fourth quarter of 2025 was minimal.

In a news release dated February 10, 2026, DPM reported its financial and operational results for the year ended December 31, 2025 and announced that integration activities had progressed well and it continued to advance its priorities for Vareš with a focus on ramping up to full production by year-end 2026. Development rates continued to progress as planned and DPM announced that the mine resumed production in January 2026. At the time of the news release, construction of the paste backfill plant was well-advanced and is expected to be commissioned in the third quarter of 2026.

Additionally, DPM provided guidance including that expected production in 2026 from Vareš is expected to be better as compared to estimates in its most recent technical report for the project.

For further information see Adriatic's Australian Stock Exchange announcements dated January 28, 2025, February 18, 2025, March 31, 2025, April 30, 2025, June 13, 2025, and July 1, 2025, the DPM Technical Report and DPM's announcements dated September 3, 2025, October 9, 2025, October 16, 2025, November 3, 2025, January 12, 2026, and February 10, 2026, available under its profile on www.sedarplus.ca.

Ren Project

We hold a 1.5% NSR royalty and a 3.5% NPI royalty over the Ren Project ("Ren") in Elko County, Nevada, USA, which is part of Carlin Complex operated by Barrick Mining Corporation ("Barrick") and owned by Nevada Gold Mines, a joint venture between Barrick (61.5%) and Newmont Gold Corporation (38.5%).

In its management's discussion and analysis for the year ended December 31, 2024, Barrick disclosed that the Ren Project is anticipated to produce an average of 140,000 oz of gold per year once in full production by 2027. It stated that, to support mining of the deposit, an additional set of twin declines will be driven from the Betze-Post open pit to the north with the intent to provide life of mine ventilation to the deposit as well as a direct path for material to be hauled and hoisted out via the existing Meikle Headframe. Barrick further stated that, to complete the project, a 7 m ventilation shaft will be sunk 550 m to serve as an exhaust raise and utility conduit for the orebody.

On May 7, 2025, Barrick reiterated its targeted production of 140,000 oz of gold per year in 2027, stating that, as at March 31, 2025, project spend was $95 million (including $23 million in Q1 2025) out of an estimated capital cost of $410 to $470 million. It further stated that secondary drift development is ongoing, and that infill conversion drilling began mid-March, with the first assay results expected to be returned in May to support the update for conversion by year-end. Barrick disclosed that final contract negotiations advanced for the Ren ventilation shaft construction and a contract award is expected in the second quarter of 2025.

In its management's discussion and analysis for the three months ended March 31, 2025, Barrick reiterated its targeted production of 140,000 oz of gold per year in 2027. It disclosed that as at March 31, 2025, project spend was $95 million (including $23 million in the first quarter of 2025) out of an estimated capital cost of $410 to $470 million. It stated that secondary drift development is ongoing and that infill conversion drilling began mid-March 2025, with the first assay results expected to be returned in May 2025 to support the update for conversion by year-end. It also disclosed that final contract negotiations advanced for the Ren ventilation shaft construction and a contract award is expected in the second quarter of 2025.

In its management's discussion and analysis for the three months ended June 30, 2025, Barrick reiterated its targeted production of 140,000 ounces of gold per year (100% basis) in 2027 at Ren. It disclosed that, as at June 30, 2025, project spend was $115 million (including $20 million in the second quarter of 2025) of an estimated capital cost of $410 to $470 million (100% basis). In a presentation dated September 18, 2025, it disclosed updated gold production forecasts through 2033 and noted that the Ren life of mine extends past 2040.

In its management's discussion and analysis for the three months ended September 30, 2025, Barrick reiterated its targeted production of 140,000 ounces of gold per year (100% basis) in 2027 at Ren. It disclosed that, as at September 30, 2025, project spend was $138 million (including $23 million in the third quarter of 2025) of an estimated capital cost of $410 to $470 million (100% basis). Barrick also stated that the Ren ventilation shaft contract was executed and contractor mobilized to begin pre-sinking activities and that surface infrastructure to support the Betze-Post twin declines development was expected to be completed in the fourth quarter of 2025.

In its management discussion and analysis for the year ended December 31, 2025, Barrick noted that, as at the end of 2025, total project spending was $167 million (including $29 million in the fourth quarter of 2025) of an estimated capital cost of $410 to $470 million (100% basis).

For further information see Barrick's management's discussion and analysis documents for the three months ended March 31, 2025, the six months ended June 30, 2025, the nine months ended September 30, 2025, and the twelve months ended December 31, 2025, available under its profile on www.sedarplus.ca and presentation materials dated September 18, 2025, on www.barrick.com.

South Railroad Project

We hold a 0.44% NSR royalty over a portion of the South Railroad project ("South Railroad") in Nevada, USA, which is owned and operated by Orla Mining Ltd. ("Orla").

In a news release dated February 25, 2025, Orla announced results of the 2024 South Carlin Complex exploration program and outlined the 2025 exploration plans for South Railroad, as well as providing an update over the permitting progress. Orla disclosed that, in 2024, it conducted over 19,000 m of drilling, demonstrating the potential to further expand resources and reserves at Dark Star and Pinion pits.

Orla expects to invest $15 million in its 2025 exploration program to drill an additional 18,000 m. Approximately 10,000 m will be focused on near-deposit targets close to Dark Star and Pinion, aiming to expand resources and extend the projected open pits; the remaining 8,000 m of drilling will target the Pod-Sweet Hollow, North Bullion, Jasperoid Wash, Robinson and Bowl areas to define new shallow oxide gold mineralization.

Additionally, Orla disclosed that it expects to complete an updated Mineral Resource and Mineral Reserve estimate as well as an updated technical report update on the second half of 2025 and reiterated the 2027 first production start date for South Railroad.

In its management's discussion and analysis for the three months ended March 31, 2025, Orla disclosed that it had submitted a notice of intent to the United States Bureau of Land Management, which it expected to be published in mid-2025 with Record of Decision (the final permitting decision) targeted for mid-2026. It disclosed that, following the approval, construction would commence with first gold production anticipated in 2027.

In a news release dated August 11, 2025, Orla announced results of its second quarter 2025, disclosing that exploration activities continue at the South Railroad project with the focus to increase resources at the Dark Star and Pinion deposits, as well as other satellite deposits. Orla disclosed that exploration activities are expected to continue through 2025.

Orla also disclosed that South Railroad is currently advancing under the guidance of the US Bureau of Land Management ("BLM") in accordance with the National Environmental Policy Act for permitting and it stated that the Notice of Intent is expected to be published shortly after the news release, with it targeting a Record of Decision ("ROD") approximately 12 months after. Following approval of the ROD, construction on the South Railroad project would begin, with first gold produced targeted for 2028.

In its third quarter 2025 financial results issued on November 11, 2025, Orla published new exploration results over the South Railroad project. For the third quarter of 2025, Orla disclosed that it had drilled a total of 7,232 m in Nevada. Additionally, Orla expects BLM's ROD for the second quarter of 2026, with construction following shortly after. Orla also reiterated that first gold production is expected in 2028.

In a news release issued on December 2, 2025, Orla announced exploration results over the South Carlin Complex, which contains the South Railroad project. Orla noted that drilling intersected significant oxide mineralization 100 to 130 m beyond current feasibility pit shells at both Pinion and Dark Star deposits, and repeated that the updated feasibility study for South Railroad is expected in the first quarter of 2026.

In a news release issued on January 14, 2026, Orla announced the results of the updated feasibility study and the approval of construction spending at the South Railroad project.

In its fourth quarter 2025 financial results issued on January 20, 2026, Orla disclosed that it intends to allocate $215 million towards project construction at South Railroad in 2026.

In a news release issued on March 2, 2026, Orla announced the filing of an updated technical report over the South Railroad project and outlined that construction is expected to commence mid-2026 pending the receipt of final project permits.

For further information see Orla's news releases dated February 25, 2025, May 12, 2025, August 11, 2025, November 11, 2025, December 2, 2025, January 14, 2026, January 20, 2026, and March 2, 2026, available under its profile on www.sedarplus.ca.

Tonopah West Project

We hold a 3.0% NSR royalty over the Tonopah West project ("Tonopah West") in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

In a news release dated February 18, 2025, Blackrock Silver disclosed that it had commenced permitting initiatives at Tonopah West with the objective of receiving the necessary approvals and permits to break ground on an exploration decline in 2027. Blackrock Silver had also expanded its drilling programs by an additional 15,000 m and anticipated release of an updated NI 43-101 mineral resource estimate in the third quarter of 2025.

In a news release dated February 20, 2025, Blackrock Silver also reported results from an in-fill drilling program initiated in mid-July 2024 at Tonopah West.

In a news release dated February 24, 2025, Blackrock Silver reported the first assays of its resource expansion program. Blackrock Silver also reiterated it expects to release an updated NI 43-101 mineral resource estimate in the third quarter of 2025.

In a news release dated March 31, 2025, Blackrock Silver reported significant step-out drill results as far as 1.2 km east of the existing mineral resource. This additional drilling remains covered by Gold Royalty’s 3.0% NSR.

In a news release dated May 8, 2025, Blackrock Silver reported exploration results over the Tonopah West project, and stated that it is conducting a drilling program consisting of 62 drillholes with its goal of converting up to 1.0-million tonnes of material from inferred mineral resources to measured and indicated mineral resources.

In a news release dated May 15, 2025, Blackrock Silver announced the commencement of a core drilling program for piezometer instrumentation installation. It stated that the hydrologic program includes four core holes, totaling 1,565 m and aims to gather hydrologic data to support the permitting and development phases of Tonopah West.

In a news release dated June 17, 2025, Blackrock Silver reported the conclusion of its in-fill drilling program at Tonopah West, with frequent significant intercepts across the area of exploration encountering new zones of near-surface mineralization at the project. It stated that it expected to incorporate the additional data into an updated mineral resource estimate during the third quarter of 2025.

In a news release dated July 8, 2025, Blackrock Silver announced final results from its resource expansion program at the project, with step-out drilling establishing continuity of mineralization over 500 m along drill-defined strike. Blackrock Silver also stated that drill targeting is now underway for the 500-metre gap to fully bridge mineralization to the North-West Step Out deposit.

In a news release dated October 27, 2025, Blackrock Silver announced the first assay results from its eastern expansion drill program at Tonopah West, a follow-up of its previous scout program that had identified strong mineralization east of the current resource area. Blackrock Silver disclosed that the results from the eastern expansion drill program confirm the continuity of mineralization beyond the existing deposit footprint and disclose the potential for further extensions along the eastern trend of Tonopah West.

In a news release dated December 2, 2025, Blackrock Silver announced the final assay results from its eastern exploration drill program at Tonopah West, drilling a total of 6,798 m in 24 drillholes, identifying three distinct parallel mineralized zones oriented northwest. It also disclosed that the exploration work will be incorporated into an updated mineral resource estimate and PEA estimated to be completed in February 2026.

In a news release dated February 25, 2026, Blackrock Silver announced the commencement of a 17,100 metre two-phase expansion drill program at Tonopah West, targeting extensions of known high-grade mineralized structures. Results from the program are expected to support an updated mineral resource estimate and revised preliminary economic assessment planned for 2026.

In a news release dated March 3, 2026, Blackrock Silver announced that it has received the first of three key permits, a Class II Air Quality and Surface Disturbance Permit. Additional technical work, including hydrogeological and geochemical studies, is to be carried out for additional permits with Blackrock Silver targeting full permitting by mid-2027.

For further information see Blackrock Silver's news releases dated February 18, 2025, February 20, 2025, February 24, 2025, March 31, 2025, May 8, 2025, May 15, 2025, June 17, 2025, July 8, 2025, October 27, 2025, December 2, 2025, February 25, 2026, and March 3, 2026, available under its profile on www.sedarplus.ca.

Whistler Project

We hold a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA, which is owned and operated by U.S. GoldMining Inc. ("U.S. GoldMining").

In a news release dated March 2, 2026, U.S. GoldMining announced the results of an initial assessment under U.S. S-K 1300 definitions for the Whistler project with an effective date of March 2, 2026.

For further information see U.S. GoldMining's news release dated March 2, 2026, available under its profiles at www.sedarplus.ca and www.sec.gov.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with nine new royalties added during the year ended December 31, 2025. We have generated 56 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 38 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only approximately $0.1 million spent on maintaining the mineral interests during the year ended December 31, 2025.

Market Overview

Our royalties are predominantly gold-based and the Vareš Stream is predominantly copper-based. Accordingly, the market price for gold and copper will have an impact on our revenues and results of operations. The following table summarizes the average gold and copper price for the periods indicated.

	For the three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	($)	($)	($)	($)
Average Gold Price ($/oz)(1)	4,149	2,661	3,437	2,387
Average Copper Price ($/tonne)(2)	11,113	9,193	9,942	9,150

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

During the three months and years ended December 31, 2025, LBMA PM fix gold price ranged from $3,872 to $4,481 (2024: $2,572 to $2,784) and $2,633 to $4,481 (2024: $1,989 to $2,784) per ounce, respectively. The average price for these periods was $4,149 (2024: $2,661) and $3,437 (2024: $2,387) per ounce, representing a 56% and 44% increase, respectively, compared to the same periods in 2024. The price of gold increased during the year ended December 31, 2025, largely due to rising global demand, reaching a record high of $4,481 per ounce on December 26, 2025. As of March 17, 2026, the gold price was $5,017 per ounce.

During the three months and years ended December 31, 2025, LME Grade A copper price ranged from $10,263 to $12,512 (2024: $8,706 to $9,883) and $8,539 to $12,512 (2024: $8,086 to $10,857) per tonne, respectively. The average price for these periods was $11,113 (2024: $9,193) and $9,942 (2024: $9,150) per tonne, representing a 21% and 9% increase, respectively, compared to the same periods in 2024. The price of copper increased during the year ended December 31, 2025, largely due to consistent rising global demand which global supply sources have not been able to address. As of March 17, 2026, the copper price was $12,677 per tonne.

Overall Performance

For the year ended December 31, 2025, we incurred a net loss of $4.1 million, or $0.02 per share, compared to a net loss of $3.4 million, or $0.02 per share, for the prior year ended December 31, 2024. As at December 31, 2025, we had working capital (current assets less current liabilities) of $17.9 million compared to $2.0 million as at December 31, 2024.

For the year ended December 31, 2025, we incurred an Adjusted Net Loss of $1.7 million, or $0.01 per share, compared to an Adjusted Net Loss of $1.2 million, or $0.01 per share, for the prior year ended December 31, 2024. Net loss for the year ended December 31, 2024, includes a $6.5 million deferred tax recovery that was recognized as a result of an internal reorganization to streamline operations, which was completed in the third quarter of 2024. "Adjusted Net Loss" and "Adjusted Net Loss Per Share" are non-IFRS financial measures. See "Non-IFRS Measures".

Selected Annual Information

The following sets forth selected annual financial information for the three most recently completed fiscal years:

	For the years ended
	December 31, 2025	December 31, 2024	December 31, 2023
(in thousands of dollars, except per share amounts)	($)	($)	($)
Revenue	15,610	10,103	3,048
Net loss(1)	(4,130)	(3,411)	(26,756)
Net loss per share, basic and diluted	(0.02)	(0.02)	(0.18)
Cash provided by (used in) operating activities	6,170	2,543	(6,876)
Statement of Financial Position
Total assets	822,756	737,515	690,994
Total non-current liabilities	118,943	175,353	166,193

__________

Note:

(1)
Net loss for the year ended December 31, 2024, includes a $6.5 million deferred tax recovery that was recognized as a result of an internal reorganization to streamline operations, which was completed in the third quarter of 2024. See "Discussion of Operations" for further information.

Discussion of Operations

Year ended December 31, 2025, compared to year ended December 31, 2024

In 2025, our revenue increased by approximately 55% to $15.6 million from $10.1 million in 2024. The increase primarily resulted from greater revenue from the Borborema, Borden and Côté royalties and the Vareš stream due to higher commodity prices and, in some cases, higher production at the underlying mines. This was partially offset by lower revenue from Canadian Malartic interests as a result of mine sequencing in the Barnat pit in 2025. The reported revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position and interest received under our gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the years indicated:

	For the years ended
	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)
Borborema	5,228	3,540
Borden	989	636
Canadian Malartic	218	1,855
Côté	4,232	1,145
Cozamin	1,349	1,159
Vareš	3,224	893
Others	2,528	3,619
	17,768	12,847

See "Non-IFRS Measures"

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received and the recognition of $0.3 million in revenue in respect of royalties payable for prior periods after we received a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest. Amounts attributed to Borborema consist of pre-production royalty payments and interest received on our gold-linked loan.

In 2025, we received land agreement proceeds of $1.6 million, of which $0.6 million was credited against other mineral interests, compared to $3.1 million, of which $1.7 million was credited against other mineral interests in 2024. During 2024, we received $1.0 million and a 3.0% NSR following the exercise by Blackrock Silver of its option to acquire the Tonopah West mineral interests.

In 2025, we received $1.6 million in interest from our gold-linked loan to Aura (Borborema), compared to $1.1 million in 2024. The increase was due to increased gold prices in 2025.

In 2025, costs of sales (excluding depletion) were $1.0 million, compared to $0.3 million in 2024. Costs of sales related to copper streaming expenses, which are associated ongoing payments required to be made by us equal to 30% of the LME spot copper price under the Vareš Stream. The increase was as a result of increased production at Vareš in 2025.

We recognized a depletion expense of $2.7 million in 2025, compared to $3.2 million in 2024. The decrease was primarily attributable to a catch-up depletion adjustment in 2025 of $0.6 million arising from the revision of the life of mine of properties to which our royalty agreement relates.

In 2025, general and administrative costs decreased by approximately 10% to $7.4 million, from $8.3 million in 2024. The decrease was primarily a result of cost control initiatives and the recognition of a recovery of $0.4 million in legal expenses following a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest.

The following provides a breakdown of general and administrative costs for the years indicated:

	For the years ended
	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)
Corporate administrative costs	2,183	3,406
Employee costs	4,160	3,215
Professional fees	985	1,556
	7,328	8,177
Depreciation	78	79
	7,406	8,256

In 2025, corporate administrative costs decreased to $2.2 million from $3.4 million in 2024, driven primarily by cost control initiatives and lower marketing expenses.

Employee costs were $4.2 million in 2025 compared to $3.2 million in 2024. The increase primarily resulted from the addition of employees in September 2024 and increase in annual bonus payment. Furthermore, a total of $0.8 million of select employee costs were capitalized to the Garrison royalty acquisition and Pedra Branca royalty acquisition in 2025, whereas in 2024, $1.1 million was capitalized in relation to the Vareš Stream acquisition and associated financing.

In 2025, professional fees declined to $1.0 million compared to $1.6 million in 2024, primarily as a result of the recognition of recovery of $0.4 million in legal expenses after we received a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest.

In 2025, we recognized non-cash share-based compensation expense of $2.8 million, compared to $2.3 million in 2024. Share-based compensation expenses represented the vesting of share options and restricted share units granted to management, directors, employees and consultants.

Project evaluation costs in 2025 were $0.1 million, compared to $0.05 million in 2024. These primarily consisted of professional fees incurred in evaluating royalty, streaming and similar interest acquisitions.

In 2025, we incurred total finance costs of $8.3 million, compared to $8.0 million in 2024. This change reflects an increase in interest expense on bank loans to $2.4 million in 2025, from $2.1 million in 2024, and a decrease in interest expense on debentures to $3.8 million in 2025, from $4.2 million in 2024. Accretion expense related to the debentures also increased to $2.1 million in 2025, compared with $1.8 million in 2024. Interest expense on lease liabilities amounted to $0.02 million for the year ended December 31, 2025.

In 2025, we incurred a one-time make‑whole payment of $4.2 million related to the redemption of convertible debentures, with no corresponding expense in 2024. In addition, we recognized a loss on loan modification of $0.2 million during 2025, relating to the amendment of our Credit Facility, compared to a gain of $0.3 million in 2024.

In 2025, we recognized other income of $4.1 million compared to $0.1 million in 2024. In 2025, we recognized a gain on disposition of royalty asset of $4.0 million following the sale of our Pilot Mountain royalty to Apex. In 2025, we also recognized other income of $0.5 million after we received a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest.

In both 2025 and 2024, we recognized a fair value gain on our gold-linked loan of $1.7 million. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

We recognized a fair value gain on our short-term investments of $0.5 million in 2025, compared to $0.04 million in 2024. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In 2025, we recognized a fair value gain on embedded derivative arising from the accounting of our convertible debentures of $0.5 million, compared to $0.6 million in 2024. The embedded derivative is measured at fair value with reference to our stock price, credit spread and expected interest rate volatility and was extinguished in November 2025 following the exercise of the redemption option of the Debentures.

We incurred current tax expenses of $0.3 million in 2025, compared to $0.5 million in 2024. In 2025, we recognized a deferred tax recovery of $0.5 million, compared to $6.5 million in 2024. Following an internal reorganization that was completed in the third quarter of 2024, it became probable that taxable profit would be available against which certain deferred tax assets (i.e. non-capital losses) could be utilized. Accordingly, we have recognized deferred tax assets that were previously unrecognized, giving rise to a deferred tax recovery in 2024.

In 2025, we had a net loss of $4.1 million, or $0.02 per share on a basic and diluted basis, compared to net loss of $3.4 million, or $0.02 per share on a basic and diluted basis, in 2024. In 2025, we incurred an Adjusted Net Loss of $1.7 million or $0.01 per share, compared to an Adjusted Net Loss of $1.2 million or $0.01 per share in 2024. The difference in net loss and Adjusted Net Loss was primarily attributable to the one-time $6.5 million deferred tax recovery that was recognized in 2024 as a result of our internal reorganizations to streamline operations, compared to deferred tax recovery of $0.5 million in 2025, offset by increased revenues from royalties and stream.

Year ended December 31, 2024, compared to year ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, please refer to Item 5. Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2024.

Three months ended December 31, 2025, compared to three months ended December 31, 2024

Revenue for the three months ended December 31, 2025, increased by approximately 34% to $4.5 million, from $3.4 million in the comparative period of 2024. The increase primarily resulted from greater revenue from the Borborema, Borden and Côté royalties due to higher commodity prices and, in some cases, higher production at the underlying mines. This was partially offset by lower revenue from Canadian Malartic interests as a result of mine sequencing in the Barnat pit in the period. Revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position and interest received under our gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the periods indicated:

	For the three months ended
	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)
Borborema	1,576	965
Borden	332	251
Canadian Malartic	65	373
Côté	1,600	671
Cozamin	393	323
Vareš	808	893
Others	432	370
	5,206	3,846

See "Non-IFRS Measures"

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. Amounts attributed to Borborema consist of pre-production royalty payments and interest received on our gold-linked loan.

During the three months ended December 31, 2025, we received land agreement proceeds of $0.4 million, of which $0.2 million was credited against other mineral interests, compared to $0.3 million, of which $0.2 million was credited against other mineral interests in the comparative period of 2024.

During the three months ended December 31, 2025, we received $0.5 million in interest on our gold-linked loan to Aura (Borborema), compared to $0.3 million in the comparative period of 2024.

During the three months ended December 31, 2025, costs of sales (excluding depletion) were $0.2 million, compared to $0.3 million in the comparative period of 2024. Costs of sales related to copper streaming expenses, which are associated ongoing payments required to be made by us equal to 30% of the LME spot copper price under the Vareš Stream. The decrease in cost of sales (excluding depletion) was driven by less recorded production in the fourth quarter of 2025 compared to production in the comparative period of 2024.

During the three months ended December 31, 2025, we recognized a depletion expense of $1.3 million, compared to $1.8 million in the comparative period of 2024. Decrease in depletion expense for three months ended December 31, 2025, was primarily attributable to a catch-up depletion adjustment during the three months ended December 31, 2025 of $0.6 million arising from the revision of the life of mine of properties to which our royalty agreement relates, which is estimated using available information of proven and probable mineral reserves specifically associated with the properties.

During the three months ended December 31, 2025, general and administrative costs decreased by approximately 15% to $2.0 million, from $2.4 million in the comparative period of 2024. The decrease was primarily a result of cost control initiatives and recognition of recovery of legal expenses following a favourable judgement in a legal dispute detailed below.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the three months ended
	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)
Corporate administrative costs	619	687
Employee costs	1,254	1,315
Professional fees	125	344
	1,998	2,346
Depreciation	20	20
	2,018	2,366

Corporate administrative costs were $0.6 million during the three months ended December 31, 2025, compared to $0.7 million in the comparative period of 2024.

Employee costs were $1.3 million during the three months ended December 31, 2025 and 2024. In 2025, there was a change in policy, accruing annual bonus payments quarterly versus at year-end as was our practice in 2024. Furthermore, a total of $0.5 million of select employee costs were capitalized to the Pedra Branca royalty acquisition during the three months ended December 31, 2025, whereas during the three months ended December 31, 2024, $1.1 million was capitalized in relation to the Vareš Stream acquisition and associated financing.

Professional fees declined to $0.1 million from $0.3 million in 2023, primarily as a result of the recognition of recovery of legal expenses after we received a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest.

During the three months ended December 31, 2025, we recognized a non-cash share-based compensation expense of $0.9 million, compared to $0.8 million in the comparative period of 2024.

During the three months ended December 31, 2025, we incurred finance costs of $1.5 million, compared to $2.2 million in the comparative period of 2024. This change reflects a decrease in interest expense on bank loans to $0.5 million in 2025, from $0.6 million in 2024, and a decrease in interest expense on debentures to $0.7 million in 2025, from $1.1 million in 2024. Accretion expense related to the debentures also decreased to $0.4 million in 2025, compared with $0.5 million in 2024.

During the three months ended December 31, 2025, we incurred a one-time make‑whole payment of $4.2 million related to the redemption of convertible debentures, with no corresponding expense in 2024. In addition, we recognized a loss on loan modification of $0.9 million during the three months ended December 31, 2025, relating to the amendment of our Credit Facility, compared to $nil in the comparative period of 2024.

During the three months ended December 31, 2025, we recognized other income of $4.5 million compared to $0.02 million in the comparative period of 2024. During the three months ended December 31, 2025, we recognized a gain on disposition of royalty asset of $4.0 million following the sale of our Pilot Mountain royalty, and other income of $0.5 million after we received a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest.

During the three months ended December 31, 2025, we recognized a fair value gain on our gold-linked loan of $0.7 million, compared to $0.3 million in the comparative period of 2024. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

During the three months ended December 31, 2025, we recognized a fair value gain on our short-term investments of $0.4 million, compared to $0.02 million in the comparative period of 2024. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the three months ended December 31, 2025, we incurred current tax expense of $0.2 million, compared to tax recovery of $0.1 million in the three months ended December 31, 2024. During the three months ended December 31, 2025 and 2024, we recognized a deferred tax recovery of $0.3 million.

During the three months ended December 31, 2025, we had a net loss of $0.9 million, or $0.00 per share on a basic and diluted basis, compared to $3.2 million, or $0.02 per share on a basic and diluted basis, for the same period of 2024. During the three months ended December 31, 2025, we incurred Adjusted Net Income of $0.02 million or $0.00 per share, compared to an Adjusted Net Loss of $2.7 million or $0.02 per share, for the same period in 2024.

Use of Proceeds

During the year ended December 31, 2025, we completed the Offering, pursuant to which we issued, on a bought deal basis, 25,875,000 common shares, including 3,375,000 common shares pursuant to the full exercise of the over-allotment option, at a price of $4.00 per share for aggregate net proceeds of $99.0 million (gross proceeds of $103.5 million). Net proceeds from the Offering were used to fund a portion of the consideration for our acquisition of the Pedra Branca Royalty and pay down the entirety of the debt outstanding under our Credit Facility.

Three months ended December 31, 2024, compared to three months ended December 31, 2023

For a discussion of our results of operations for the three months ended December 31, 2024, compared to the three months ended December 31, 2023, please refer to Item 5. Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2024.

Summary of Quarterly Results

The following table summarizes our selected quarterly financial results for each of the three month periods indicated:

	Three months ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	4,501	4,148	3,823	3,138
Net loss	(920)	(1,133)	(829)	(1,248)
Net loss per share, basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)
Cash provided by operating activities	176	2,438	1,069	2,487
Statement of Financial Position
Total assets	822,756	740,525	740,246	739,884
Total non-current liabilities	118,943	175,625	177,217	177,384

Changes in net income (loss) from quarter to quarter have been affected primarily by fluctuations in revenue based on our royalties, streaming and other mineral interests and changes in expenses resulting from operations and corporate activity, including professional fees incurred in connection with corporate development activities, during the respective periods.

Liquidity and Capital Resources

	As at
	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)
Cash and cash equivalents	12,407	2,267
Short-term investments	1,548	214
Working capital (current assets less current liabilities)	17,928	2,012
Total assets	822,756	737,515
Total current liabilities	4,618	3,859
Total non-current liabilities	118,943	175,353
Shareholders' equity	699,195	558,303

As at December 31, 2025, we had cash and cash equivalents of $12.4 million, compared to $2.3 million at the end of 2024. This was primarily driven by an increase in revenue from our royalty and streaming interests, proceeds from the Offering, partially offset by the repayment of outstanding principal under our Credit Facility, cash utilized in our acquisition of Pedra Branca Royalty, partial make-whole payment for the redemption of the Debentures, and interest payments made during the year.

We had short-term investments of $1.5 million at December 31, 2025, compared to $0.2 million at the end of 2024. Short-term investments consist of marketable securities. The increase was due to the reclassification of our remaining interests in Val-d'Or Mining Corp. as short-term investments following a reduction in equity ownership interest from 27.22% to 15.94% in 2025.

We had accounts receivable of $2.7 million at December 31, 2025, compared to $1.7 million at the end of 2024. The increase primarily resulted from increased royalty revenues.

We had prepaids and other receivables of $5.9 million at December 31, 2025, compared to $1.7 million at the end of 2024. The increase primarily resulted from the reclassification of unamortized transaction costs of our bank loan to prepaids following the repayment of the outstanding principal under our Credit Facility and timing difference.

As at December 31, 2025, we had working capital (current assets less current liabilities) of $17.9 million, compared to $2.0 million as at December 31, 2024, primarily due to the increase in cash and cash equivalent balances.

We had non-current liabilities of $118.9 million as at December 31, 2025, compared to $175.4 million at the end of 2024. Non-current liabilities consist of deferred income tax liability, primarily arising from acquisition-related fair value adjustments in prior years, of $118.8 million and non-current portion of lease obligation of $0.1 million. The decrease was due to the repayment of outstanding principal under our Credit Facility and redemption and conversion of the Debentures. See "Recent Developments".

See "Financial Instruments and Risk Management" for more information regarding liquidity risks associated with financial instruments.

Cash Flows

Operating Activities

Operating activities provided cash of $6.2 million in 2025, compared to $2.5 million in 2024. Net cash provided by operating activities in 2025 reflected a net loss of $4.1 million offset by various non-cash and adjusting items including $8.3 million of finance costs, $4.2 million of make-whole payment for redemption of our convertible debentures, $4.1 million of other income, $2.8 million of share-based compensation, $2.7 million of depreciation and depletion, $1.7 million of change in fair value of our gold-linked loan, $0.5 million of change in fair value of short-term investments, $0.5 million of change in fair value of our embedded derivative, $0.5 million of deferred tax recovery, and $0.2 million of loan modification gain. Non-cash working capital changes included an increase in prepaids and other receivables using cash of $1.8 million in 2025, compared to a decrease that provided cash of $0.8 million in 2024; interest income received on our gold-linked loan providing cash of $1.6 million in 2025, compared to $1.1 million in 2024; an increase in accounts receivable using cash of $1.1 million in 2025, compared to $0.7 million in 2024; an increase in accounts payable and accrued liabilities provided cash of $0.8 million in 2025, compared to $0.2 million in 2024.

Investing Activities

In 2025, investing activities used cash of $68.7 million, compared to $44.1 million in 2024. In 2025, we used $73.0 million in cash for acquisitions, compared to $46.1 million in 2024. The increase was principally due to the Pedra Branca Royalty acquisition in December 2025. In 2025, royalties, streaming and other mineral interests disposition provided cash of $3.3 million, compared to $0.1 million in 2024. In 2025, proceeds from land agreements credited against other mineral interests provided cash of $0.6 million, compared to $1.7 million in 2024. Partial disposition of our investment in associate provided cash of $0.4 million in 2025, compared to $nil in 2024. Additionally, disposition of short-term investments provided cash of $0.02 million in 2025, compared to $0.2 million in 2024.

Financing Activities

Financing activities generated cash of $72.6 million in 2025, compared to $42.3 million in 2024, mainly due to the Offering. The proceeds from the issuance of GRC Shares, under the Offering and upon the exercise of common share purchase warrants, provided cash of $107.2 million in 2025, compared to $32.0 million in 2024. Repayment of principal amount outstanding of our Credit Facility used cash of $26.2 million in 2025, compared to drawdowns providing cash of $14.6 million in 2024. Interest payments used cash of $5.2 million in 2025, compared to $4.2 million in 2024. The increase in interest payments was primarily due to the increased borrowings under our Credit Facility following the Vareš Stream acquisition in June 2024. Make-whole payment for redemption of our convertible debentures used cash of $3.0 million in 2025, compared to $nil in 2024.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

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

Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the periods indicated:

	For three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	2,390	1,629	7,122	4,806
Streaming	808	893	3,224	893
Advance minimum royalty and pre-production royalty	1,158	732	4,212	2,982
Land agreement proceeds	369	297	1,613	3,085
Interest income on gold-linked loan	481	295	1,597	1,081
Total Revenue, Land Agreement Proceeds and Interests	5,206	3,846	17,768	12,847
Land agreement proceeds credited against other mineral interests	(224)	(196)	(561)	(1,663)
Interest income credited against gold-linked loan	(481)	(295)	(1,597)	(1,081)
Revenue	4,501	3,355	15,610	10,103

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net loss for the impact of: depletion, depreciation, finance costs, current and deferred tax expense (recovery), interest income credited against gold-linked loan, transaction related and non-recurring general and administrative expenses(1), non-cash share-based compensation, share of loss and dilution loss (gain) in associate, change in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange (gain) loss, loss (gain) on loan modification, partial make-whole payment for redemption of convertible debentures and other income. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss (income) to Adjusted EBITDA.

(1)
Transaction related, and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to implementation of new accounting system and evaluation of royalty and other asset acquisitions.

	For three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(920)	(3,193)	(4,130)	(3,411)
Depletion	1,287	1,771	2,658	3,204
Depreciation	20	20	78	79
Finance costs	1,533	2,188	8,266	8,043
Current tax expense (recovery)	205	(80)	323	506
Deferred tax recovery	(291)	(291)	(528)	(6,480)
Land agreement proceeds credited against other mineral interests	224	196	561	1,663
Interest income credited against gold-linked loan	481	295	1,597	1,081
Transaction related and non-recurring general and administrative expenses	230	8	409	424
Share-based compensation	851	839	2,754	2,338
Share of loss in associate	—	97	80	64
Dilution loss (gain) in associate	—	—	73	(9)
Change in fair value of gold-linked loan	(693)	(331)	(1,685)	(1,681)
Change in fair value of short-term investments	(368)	(19)	(548)	(38)
Change in fair value of embedded derivative	(70)	(143)	(483)	(612)
Foreign exchange (gain) loss	5	(102)	(34)	14
Loss (gain) on loan modification	933	—	240	(310)
Partial make-whole payment for redemption of convertible debentures	4,222	—	4,222	—
Other income	(4,451)	(15)	(4,102)	(96)
Adjusted EBITDA	3,198	1,240	9,751	4,779

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adjusting net (loss) income for the impact of: land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(2), share of loss (gain) and dilution loss (gain) in associate, changes in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange (gain) loss, gain on loan modification, and other expense (income). Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net (Loss) Income, Per Share, basic and diluted for the periods indicated:

(2)
Transaction related, and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to implementation of new accounting system and evaluation of royalty and other asset acquisitions.

	For three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(920)	(3,193)	(4,130)	(3,411)
Land agreement proceeds credited against other mineral interests	224	196	561	1,663
Interest income credited against gold-linked loan	481	295	1,597	1,081
Accretion of convertible debentures	385	486	2,051	1,761
Partial make-whole payment for redemption of convertible debentures	4,222	—	4,222	—
Transaction related and non-recurring general and administrative expenses	230	8	409	424
Share of loss in associate	—	97	80	64
Dilution loss (gain) in associate	—	—	73	(9)
Change in fair value of gold-linked loan	(693)	(331)	(1,685)	(1,681)
Change in fair value of short-term investments	(368)	(19)	(548)	(38)
Change in fair value of embedded derivative	(70)	(143)	(483)	(612)
Foreign exchange (gain) loss	5	(102)	(34)	14
Loss (gain) on loan modification	933	—	240	(310)
Other income	(4,451)	(15)	(4,102)	(96)
Adjusted Net Income (Loss)	(22)	(2,721)	(1,749)	(1,150)
Weighted average number of common shares	188,005,702	169,505,388	174,986,972	159,516,299
Adjusted Net Income (Loss) Per Share, basic and diluted	(0.00)	(0.02)	(0.01)	(0.01)

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2024	2,072	4,185	2,019
For three months ended June 30, 2024	2,338	2,215	947
For three months ended September 30, 2024	2,475	2,601	1,051
For three months ended December 31, 2024	2,661	3,846	1,445
For year ended December 31, 2024		12,847	5,462

For three months ended March 31, 2025	2,865	3,577	1,249
For three months ended June 30, 2025	3,279	4,412	1,346
For three months ended September 30, 2025	3,456	4,573	1,323
For three months ended December 31, 2025	4,149	5,206	1,255
For year ended December 31, 2025		17,768	5,173

Contractual Obligations

As at December 31, 2025, we had the following contractual obligations, including payments due for each of the next five years thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligations	200	96	104	—	—

Off-Balance Sheet Arrangements

At December 31, 2025, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

Queen's Road Capital Investment Ltd. ("QRC"), an entity whose Chief Executive Officer is also one of our directors, subscribed for $30 million principal amount of the convertible debentures in our convertible debenture financing completed in December 2023. In 2025, we incurred finance costs, including accretion of convertible debentures and partial make-whole payment for the redemption, of $7.6 million, compared to $4.5 million in 2024, under such convertible debentures held by QRC. The convertible debentures were fully redeemed by us on November 25, 2025. See "Recent Developments" for further information.

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2025, we have not entered into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing, and controlling the activities of an entity. Total management salaries and directors' fees incurred for the periods indicated are as follows:

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
(in thousands of dollars)	($)	($)	($)
Management salaries	2,458	2,288	1,332
Directors' fees	198	209	332
Share-based compensation	2,002	1,713	1,701
	4,658	4,210	3,365

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

(1)
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
(2)
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

Financial Instruments and Risk Management

Our financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities and lease obligations.

Our short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of our gold-linked loan is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold. Our long-term investment is initially recorded at fair value and subsequently revalued to its fair market value at each period end based on inputs such as the price paid by arm's length parties in recent transactions. The fair value of our other financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Lease obligations are measured at amortized cost. The fair value of our lease obligations approximate their carrying values as their interest rates are comparable to current market rates.

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

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances, accounts receivable and gold-linked loan. Our bank balances are held with a Schedule I chartered bank in Canada and its US affiliates. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying value of our accounts receivable and gold-linked loan. In order to mitigate our exposure to credit risk, we closely monitor our financial assets.

Liquidity risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at December 31, 2025, was approximately $17.9 million as compared to approximately $2.0 million as at December 31, 2024. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty and streaming income to be received from mine operators. Royalties and streaming interests are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we consider the amount available under the Credit Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have adequate liquidity to meet our obligations and to finance our planned activities.

Currency risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments and accounts payable and accrued liabilities is minimal.

Equity price risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at December 31, 2025, a 10% change in the market price of these investments would have an impact of approximately $0.1 million on net loss. We are not exposed to significant equity price risk related to our short-term investments.

Interest rate risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears a interest rate based on SOFR plus applicable margin ranging from 2.50% to 3.50% based on our leverage ratio, and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended December 31, 2025. Our lease obligations are determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the year ended December 31, 2025.

Outstanding Share Data

As at the date hereof, we have 230,792,200 GRC Shares, 1,842,336 restricted share units and 9,658,993 share options outstanding. Furthermore, there are outstanding warrants to purchase 14,679,990 GRC Shares issued to holders in connection with our public offering in connection with the Vareš Stream in 2024. Each such warrant is exercisable to acquire one GRC Share, in accordance with their terms, for a period of 36 months after closing, at an exercise price of $2.25.

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

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting. Our management, including our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

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

Our management (with the participation of our principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that our internal control over financial reporting was effective as at December 31, 2025.

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

Changes in internal control over financial reporting. During the period from January 1, 2024, to December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

•
our revenue and the value of our royalty and streaming interests are subject to volatility in metal prices, which could negatively affect our results of operations, cash flow or financial condition;
•
we own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are developed or operated in our best interest;

•
a substantial majority of our royalty and streaming interests are on non-producing properties and these and any future royalty, streaming or similar interests we acquire, particularly on exploration and development stage properties, are subject to the risk that they may never achieve production;
•
we have limited or no access to data or the operations underlying our existing or future royalty, streaming or similar interests, which makes it more difficult for us to project or assess the performance of our royalty and streaming interests;
•
a significant portion of our asset value and revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated;
•
the value and potential revenue from our royalty, streaming and similar interests are subject to many of the risks faced by the owners and operators of our existing or future royalty, streaming or similar interests;
•
our business, financial condition and results of operations could be adversely affected by market and economic conditions;
•
we may enter into acquisitions or other material transactions at any time, which transactions may necessitate additional debt or equity financing;
•
our future growth is, to an extent, dependent on our acquisition strategy and our ability to acquire additional royalty or streaming interests at appropriate valuations;
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
•
if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third-parties, our existing royalty and streaming interests could be found to be invalid;
•
operators may interpret our existing or future royalties, streaming or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights;
•
certain of our royalty interests are subject to buy-down and other rights of third-parties;
•
development and operation of mines is capital intensive and any inability of the operators of properties underlying our existing or future royalty, streaming or similar interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of, and revenue from, such interests;
•
estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalty, streaming and similar interests may be subject to significant revision;
•
depleted mineral reserves may not be replenished, which could reduce the income we would have expected to receive from a particular royalty, streaming or similar interest;
•
operations in foreign countries or other sovereign jurisdictions are subject to many risks, which could decrease our revenues;
•
we may enter into transactions with related parties and such transactions present possible conflicts of interest.
•
the mining industry is subject to environmental risks in the jurisdictions where projects underlying our interests are located, including risk associated with climate change;
•
opposition from Indigenous peoples may delay or suspend development or operations at the properties where we hold royalty or similar interests, which could decrease our revenues;
•
evolving expectations regarding ESG matters may adversely affect our business, including as a result of additional costs, reputational damage, and/or litigation;
•
our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
•
we depend on the services of our Chief Executive Officer, Chief Financial Officer, Chief Development Officer and other management and key employees;
•
certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest;
•
a significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results;
•
potential litigation affecting the properties that we have royalty, streaming or similar interests in could have a material adverse effect on us;
•
we may use certain financial instruments that subject us to a number of inherent risks; and
•
the other factors discussed under "Item 3. Key Information – D. Risk Factors" in this Annual Report and other disclosure documents, which are available under our profile at www.sedarplus.ca and www.sec.gov.

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

Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed
David Garofalo Chairman, Chief Executive Officer and President, and Director Vancouver, British Columbia, Canada	60	Chairman, Chief Executive Officer, President and a Director of Gold Royalty Corp. since 2020.	August 2020
Andrew Gubbels Chief Financial Officer Vancouver, British Columbia, Canada	44

Chief Financial Officer of Gold Royalty Corp. since January 2023. Senior Vice President of Corporate Development for Aris Gold Corporation (now Aris Mining Holdings Corp.) from July 2020 to September 2022.

			January 2023
John W. Griffith Chief Development Officer Toronto, Ontario, Canada	58	Chief Development Officer of Gold Royalty Corp. since September 2020.	September 2020
Samuel Mah Vice President, Evaluations Vancouver, British Columbia, Canada	55	Vice President, Evaluations of Gold Royalty Corp. since July 2021. Director, Mining Planning of SSR Mining from 2019 to July 2021.	July 2021

Warren Gilman(1)(2)(3)(5) Director Hong Kong, China	66	Chairman and Chief Executive Officer of Queen's Road Capital Investment Ltd., a resource-focused investment company listed on the TSX, since January 2020.	August 2020
Ken Robertson(1)(3)(5) Director Vancouver, British Columbia, Canada	71	Consultant for financial reporting and litigation support services since 2015.	November 2020
Alan Hair(1)(2)(4)(5) Director Toronto, Ontario, Canada	64	Retired senior mining executive. Interim Chief Executive Officer of Great Panther Mining Limited ("Great Panther") from February 2022 to October 2022. Former President and CEO of Hudbay Minerals Inc.	November 2020
Karri Howlett(2)(3)(4)(5) Director Saskatoon, Saskatchewan, Canada	50	Principal of Karri Howlett Consulting since 2006.	February 2022
Angela Johnson(2)(4)(5) Director Vancouver, British Columbia, Canada	42

Vice President of External Affairs of Faraday Copper Corp., a company listed on the TSX and OTCQX Exchange, since November 2025. Vice President of Corporate Development and Sustainability of Faraday Copper from April 2022 to November 2025. Corporate Development Manager at Silvercorp, a company listed on the TSX and NYSE American, from December 2020 to March 2022.

			March 2023

__________

Notes:

(1)
Member of the audit committee or our board of directors ("Audit Committee").
(2)
Member of the nominating and corporate governance committee of our board of directors ("Nominating and Corporate Governance Committee").
(3)
Member of the compensation committee of our board of directors ("Compensation Committee").
(4)
Member of the Environmental, Social and Governance ("ESG") committee of our board of directors ("ESG Committee").
(5)
Independent director under the rules of the NYSE American Company Guide and Canadian National Instrument 52-110 – Audit Committees ("NI 52-110").

Biographies

Executive Officers

David Garofalo, Chairman, Chief Executive Officer, President and Director

Mr. Garofalo has served as our Chairman, Chief Executive Officer and President since August 1, 2020. Mr. Garofalo has worked in various leadership capacities in the natural resources sector for over 35 years. Prior to joining the Company, he served as President, Chief Executive Officer and a director of Goldcorp Inc., and as President, Chief Executive Officer and a director of Hudbay Minerals Inc. ("Hudbay"), where he presided over that company's emergence as a leading metals producer. Previously, Mr. Garofalo held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer and a director of Agnico Eagle from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998. Mr. Garofalo was named "Mining Person of the Year" by The Northern Miner in 2012 and Canada's "Chief Financial Officer of the Year" by Financial Executives International Canada in 2009. Mr. Garofalo holds a Bachelor of Commerce from the University of Toronto and is a Fellow of the Chartered Professional Accountants in British Columbia, Canada and a Certified Director of the Institute of Corporate Directors. He also serves as a volunteer Chair of the Board of Directors of the Vancouver Symphony Orchestra and a volunteer trustee with the Vancouver Symphony and Arts Umbrella Foundations.

Andrew Gubbels, Chief Financial Officer

Mr. Gubbels has been our Chief Financial Officer since January 1, 2023. Mr. Gubbels was a founding executive of Aris Gold, where he held the position of Senior Vice President, Corporate Development. Prior to Aris Gold, Mr. Gubbels was in charge of Investment Management in the Americas for Eurasian Resources Group and previously was Head of Americas Metals & Mining at UBS Investment Bank and an executive in the Mergers & Acquisitions department at CIBC World Markets. Mr. Gubbels has had extensive involvement in the management of corporate finance functions, capital markets and investor relations programs, and the execution of mergers and acquisitions, divestitures, general commercial transactions and corporate development initiatives. Mr. Gubbels graduated from Queen's University with an Honours Bachelor of Commerce and the University of Toronto with a Master of Finance. He also serves as a volunteer on the board of directors of the Vancouver Symphony Orchestra.

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

Samuel Mah, Vice President, Evaluations

Mr. Mah has over 29 years of experience in the mining industry comprised of a unique blend of senior and junior producers including working for SSR Mining, Great Panther, Goldcorp and Placer Dome (now Barrick Mining) and mine consulting firms: AMEC Americas and SRK Consulting, and the first metal streaming company, Silver Wheaton Corp. ("Silver Wheaton") (now Wheaton Precious Metals Corp.). He has been our Vice-President, Evaluations since July 2021. He also serves as Director, Engineering Studies for GoldMining since July 2021. Prior thereto, he served as Director, Mining Planning of SSR Mining from 2019 to July 2021, Vice President, Technical Services of Great Panther Silver Limited from September 2018 to 2019, Senior Director, Project Evaluations of Silver Wheaton from 2012 to 2016 and Director, Engineering of Silver Wheaton from 2008 to 2012. Over the past decade, Mr. Mah has leveraged his experience gained from conducting technical appraisal and due diligence reviews for over 750 projects and mines across 44 countries to improve his track record of M&A success. Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

Directors

Warren Gilman

Mr. Gilman has served as our director since August 12, 2020, and serves as our independent lead director. Mr. Gilman is the Founder, Chairman and Chief Executive Officer of TSX-listed QRC, a leading financier to the global resource sector. From 2011 to 2019, Mr. Gilman was the Chairman and Chief Executive Officer of CEF Holdings Ltd. ("CEF Holdings"), a global mining investment company owned 50% by the Canadian Imperial Bank of Commerce ("CIBC") and 50% by CK Hutchison Holdings Ltd., the Hong Kong listed flagship company of Mr. Li Ka-shing. Prior to joining CEF Holdings, Mr. Gilman was the Vice Chairman of CIBC World Markets Inc., the investment banking subsidiary of CIBC. He was previously the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC's activities across Asia. Mr. Gilman, a mining engineer, also co-founded CIBC's Global Mining Group. During his 26 years with CIBC, he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. Mr. Gilman has acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda Inc., Falconbridge Ltd., Sumitomo Corporation, China Minmetals Corporation, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history. He obtained a Bachelor of Science in mining engineering from Queen's University and an MBA from the Ivey Business School at Western University. Mr. Gilman is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory board of Laurentian University.

Ken Robertson

Mr. Robertson has served as our director since November 20, 2020. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP ("EY") from 1979 to 2015. During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant. Mr. Robertson currently serves as a director of Uranium Royalty Corp., a uranium royalty company listed on the TSX and Nasdaq since October 2024, and of Silvercorp Metals Inc. ("Silvercorp"), a silver exploration company listed on the TSX and NYSE American, since September 2022. Mr. Robertson previously served as a director of Mountain Province Diamonds Inc., a diamond exploration and mining company listed on the TSX, from June 2020 to June 2024, a director of Avcorp Industries Inc., a supplier of airframe structures, from June 2017 to November 2022, and of SAIS Limited (formerly Sarment Holding Limited), a technology services company, from March 2019 to July 2020. Mr. Robertson is a Chartered Professional Accountant, holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Alan Hair

Mr. Hair has served as our director since November 20, 2020. Mr. Hair is a mineral engineer and senior executive with over forty years of international experience in the mining and metals industry. Mr. Hair is the former President and Chief Executive Officer of Hudbay, a public company he joined in 1996 as a Senior Operations Manager and at which he served in a series of progressively senior roles culminating in the position of President and Chief Executive Officer. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair served as a director of Bear Creek Mining Corporation, a public company listed on the TSX Venture Exchange from September 2019 to February 2026. Mr. Hair served as a director of Great Panther from April 2020 to December 2022, during which time he also served as its chairperson from December 2021 to December 2022. Mr. Hair acted as interim Chief Executive Officer for Great Panther from February 2022 to October 2022. Mr. Hair holds a Bachelor of Science (Honours) degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

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

Angela Johnson

Ms. Johnson has served as our director since March 28, 2023. Ms. Johnson is a professional geologist and diversified mining and exploration professional with over 15 years of experience holding numerous technical, operational, and corporate level leadership roles for junior and intermediate producers across North and South America. Ms. Johnson currently serves as the Vice President of External Affairs at Faraday Copper Corp. ("Faraday Copper") since November 2025 and as an Independent Director of Endeavour Silver Corp. ("Endeavour Silver") since May 2024. Previously, Ms. Johnson served as Vice President of Corporate Development and Sustainability at Faraday Copper, from April 2022 to November 2025, as the Corporate Development Manager at Silvercorp Metals Inc. ("Silvercorp") from December 2020 to March 2022, and as the Exploration Manager at Calibre Mining Corp. ("Calibre") from November 2019 to December 2020. During the period of 2012-2019, Ms. Johnson held progressively senior technical and sustainability roles during her tenure with SSR Mining Inc. ("SSR Mining"), at projects located in the U.S., Canada, Mexico and Argentina. Ms. Johnson holds a B.Sc. in Geology from the University of Alberta, an M.Sc. in Geology/Geochemistry from the University of Victoria, an MBA in Financial Services from Dalhousie University, and is a registered member of the Association of Engineers and Geoscientists of British Columbia.

B. Compensation

For the year ended December 31, 2025, the aggregate compensation to all individuals who were our directors and management in all capacities as a group was $4,351,793, which includes salaries, directors' fees, equity awards and other compensation.

Management Compensation

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to each NEO, in any capacity, for the financial year ended December 31, 2025.

A "Named Executive Officer" or "NEO" includes the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and our other executive officers, including executive officers to any of our subsidiaries, whose individual total compensation for the most recently completed financial year exceeded C$150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our executive officer or as an executive officer to any of our subsidiaries at the end of the most recently completed financial year.

				Non-equity Incentive Plan Compensation
Named Executive Officer	Salary(1)	Share-based Awards(2)	Option-based Awards(3)	Annual Incentive Plans(4)	Long-term Incentive Plans	All Other Compensation(5)	Total Compensation
	($)	($)	($)	($)	($)	($)	($)
David Garofalo Chairman, Chief Executive Officer and President	393,413	262,683	291,171	476,386	—	52,002	1,475,655
Andrew Gubbels Chief Financial Officer	228,894	134,058	148,598	207,878	—	46,482	765,910
John Griffith Chief Development Officer	228,894	134,058	148,598	207,878	—	35,326	754,754
Samuel Mah Vice President, Evaluations	200,283	101,449	112,453	181,893	—	—	596,078

__________

Notes:

(1)
Pursuant to their respective employment agreements, salary paid to Mr. Garofalo, Mr. Gubbels, Mr. Griffith and Mr. Mah are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7153 per Canadian dollar, being the weighted average exchange rate for the applicable period. Effective January 1, 2026, Mr. Garofalo's salary was set at C$580,000 per year, Mr. Gubbels' salary was set at C$370,000 per year, Mr. Griffith's salary was set at C$370,000 per year and Mr. Mah's salary was set at C$280,000 per year.
(2)
These amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $4.01 of shares on the NYSE American on the date of grant on December 19, 2025. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(3)
These amounts represent the aggregate grant date fair value of options to purchase common shares ("Options"), which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on December 19, 2025: exercise price: $4.01; expected risk free interest rate: 3.53%; expected annual volatility: 52%; expected life in years: 2.88; expected annual dividend yield: 0%; and Black-Scholes value: $1.49. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

(4)
Amounts in this column are paid as annual cash bonuses in respect of the financial year noted and were paid pursuant to our STIP. See "– Short-Term Incentive Program" below for further information. The payments for the financial year ended December 31, 2025, were made on December 10, 2025. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7212 for the financial year ended December 31, 2025, being the exchange rate as of December 10, 2025.
(5)
These amounts represent the total contributions made by the Company to the Registered Retirement Savings Plan on behalf of the NEOs, as well as payments made in lieu of vacation for the year ended December 31, 2025.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and Share-based Awards outstanding as of the financial year ended December 31, 2025.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
David Garofalo Chairman, Chief Executive Officer and President	600,000	5.00	March 7, 2026	—	—	—	—
	78,815	4.93	January 4, 2027	—	—	—	—
	310,756	2.59	December 5, 2027	450,596	—	—	—
	580,490	1.24	December 5, 2029	1,625,372	—	—	—
	195,436	4.01	December 19, 2030	5,863	—	—	—
				—	314,328	1,269,885	—
Andrew Gubbels Chief Financial Officer	126,562	2.59	December 5, 2027	183,515	—	—	—
	270,192	1.24	December 5, 2029	756,538	—	—	—
	99,740	4.01	December 19, 2030	2,992	—	—	—
					146,702	592,676	—
John Griffith Chief Development Officer	275,000	5.00	March 7, 2026	—	—	—	—
	43,536	4.93	January 4, 2027	—	—	—	—
	144,642	2.59	December 5, 2027	209,731	—	—	—
	270,192	1.24	December 5, 2029	756,538	—	—	—
	99,740	4.01	December 19, 2030	2,992	—	—	—
					148,361	599,378	—
Samuel Mah Vice President, Evaluations	100,000	4.85	August 25, 2026	—	—	—	—
	42,035	4.93	January 4, 2027	—	—	—	—
	126,562	2.59	December 5, 2027	183,515	—	—	—
	236,418	1.24	December 5, 2029	661,970	—	—	—
	75,479	4.01	December 19, 2030	2,264	—	—	—
				—	125,863	508,487	—

__________

Notes:

(1)
Options expiring on March 7, 2026, were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on August 25, 2026, were granted on August 25, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on January 4, 2027, were granted on January 4, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 5, 2027, were granted on December 5, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 5, 2029, were granted on December 5, 2024, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 19, 2030, were granted on December 19, 2025, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2025, 1,134,694 Options held by Mr. Garofalo have vested, 194,110 Options held by Mr. Gubbels have vested, 530,726 Options held by Mr. Griffith have vested, and 327,702 Options held by Mr. Mah have vested.
(2)
The Share-based Awards consist of RSUs. One-third of RSUs granted on January 4, 2022, will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 5, 2022, will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 19, 2022, will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 5, 2024, will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 19, 2025, will vest on each of the first, second and third anniversaries of the date of grant.
(3)
Each Option entitles the holder to one common share upon exercise.

(4)
The value shown is based on the closing price of our common shares on December 31, 2025, being $4.04 per share.
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

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
David Garofalo Chairman, Chief Executive Officer and President	550,013	264,676	476,386
Andrew Gubbels Chief Financial Officer	256,007	123,195	207,878
John Griffith Chief Development Officer	256,007	123,195	207,878
Samuel Mah Vice President, Evaluations	224,005	107,793	181,893

__________

Notes:

(1)
As of December 31, 2025, 600,000 and 275,000 Options at an exercise price of $5.00 per share held by Mr. Garofalo and Mr. Griffith have vested, respectively; 78,815 and 43,536 Options at an exercise price of $4.93 per share held by Mr. Garofalo and Mr. Griffith have vested, respectively; 310,756, 126,562 and 144,642 Options at an exercise price of $2.59 per share held by Mr. Garofalo, Mr. Gubbels and Mr. Griffith have vested, respectively; 435,367, 202,644 and 202,644 Options at an exercise price of $1.24 per share held by Mr. Garofalo, Mr. Gubbels and Mr. Griffith have vested, respectively; 48,859, 24,935 and 24,935 Options at an exercise price of $4.01 per share held by Mr. Garofalo, Mr. Gubbels and Mr. Griffith have vested, respectively; and 100,000, 42,035, 126,562, 177,313 and 18,869 Options at an exercise price of $4.85, $4.93, $2.59, $1.24 and $4.01 per share held by Mr. Mah have vested, respectively. Value vested during the year is calculated by subtracting the exercise price of the Option from the market price of our common shares on the date the Option vested, being the closing price of our shares on the NYSE American on the vesting date.

Director Compensation

The following table sets forth information relating to compensation paid to the directors during the financial year ended December 31, 2025.

Name(1)	Fees Earned ($)(2)	Share-based Awards ($)(3)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Warren Gilman	57,464	126,812	—	—	—	184,276
Ken Robertson	39,583	108,695	—	—	—	148,278
Alan Hair	35,985	108,695	—	—	—	144,680
Karri Howlett	35,985	108,695	—	—	—	144,680
Angela Johnson	28,788	108,695	—	—	—	137,483

__________

Notes:

(1)
Compensation paid to Mr. Garofalo is disclosed above in the "Summary Compensation Table" and is not reported in this "Director Compensation" table.
(2)
Directors' fees are paid in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7193 per Canadian dollar, being the weighted average exchange rate for the applicable period.
(3)
For 2025, these amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $4.01 of shares on the NYSE American on the date of grant on December 19, 2025. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.

Mr. Hair, Mr. Robertson, Mr. Gilman, Ms. Howlett and Ms. Johnson served as independent directors for the financial year ended December 31, 2025.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based and Share-based Awards outstanding as of the financial year ended December 31, 2025.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Warren Gilman Lead Director	250,000	5.00	March 7, 2026	—	—	—	—
	25,020	4.93	January 4, 2027	—	—	—	—
				—	120,821	488,117	—
Ken Robertson Director	100,000	5.00	March 7, 2026	—	—	—	—
	17,514	4.93	January 4, 2027	—	—	—	—
				—	103,561	418,386	—
Alan Hair Director	100,000	5.00	March 7, 2026	—	—	—	—
	17,514	4.93	January 4, 2027	—	—	—	—
				—	103,561	418,386	—
Karri Howlett Director	17,514	3.06	May 19, 2027	—	—	—	—
				—	103,561	418,386	—
Angela Johnson Director				—	120,562	487,070	—

__________

Notes:

(1)
Options expiring on March 7, 2026, January 4, 2027, May 19, 2027, and December 5, 2027, were granted on March 7, 2021, January 4, 2022, May 19, 2022, and December 5, 2022, respectively. These Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2025, 275,020 Options held by Mr. Gilman have vested, 117,514 Options held by Mr. Robertson have vested, 117,514 Options held by Mr. Hair have vested, and 17,514 Options held by Ms. Howlett have vested.
(2)
The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(3)
Each Option entitles the holder to one common share upon exercise.
(4)
The value shown is based on the closing price of our common shares on December 31, 2025, being $4.04 per share.
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

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Warren Gilman Lead Director	—	134,744	—
Ken Robertson Director	—	115,496	—
Alan Hair Director	—	115,496	—
Karri Howlett Director	—	115,496	—
Angela Johnson Director	—	115,496	—

__________

Notes:

(1)
As at of December 31, 2025, 250,000, 100,000 and 100,000 Options at an exercise of $5.00 per share held by Mr. Gilman, Mr. Robertson and Mr. Hair have vested, respectively; 25,020 17,514 and 17,514 Options at an exercise price of $4.93 per share held by Mr. Gilman, Mr. Robertson and Mr. Hair have vested, respectively; and 17,514 Options at an exercise price of $3.06 per share held by Ms. Howlett have vested. Value vested during the year is calculated by subtracting the exercise price of the Option from the market price of our common shares on the date the Option vested, being the closing price of our shares on the NYSE American on the vesting date.
(2)
The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.

Summary of Options Granted to Directors and Management

The following table discloses Options which were granted to directors and officers during the fiscal year ended December 31, 2025:

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share ($)	Expiry Date
David Garofalo Chairman, Chief Executive Officer and President	December 19, 2025(1)	common shares	195,436	4.01	December 19, 2030
Andrew Gubbels Chief Financial Officer	December 19, 2025(1)	common shares	99,740	4.01	December 19, 2030
John Griffith Chief Development Officer	December 19, 2025(1)	common shares	99,740	4.01	December 19, 2030
Samuel Mah Vice President, Evaluations	December 19, 2025(1)	common shares	75,479	4.01	December 19, 2030

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

The Compensation Committee selected key performance indicators within a balanced scorecard and, subsequent to the financial year ended December 31, 2025, evaluated corporate performance achieved against the scorecard. Upon this review, the Compensation Committee and Board determined to award each of the executive officers STIP awards at 150% of their Target Award for 2025.

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

As of the date hereof, the maximum number of common shares available for grant under the LTIP is 23,079,220, of which 11,500,694 are subject to existing Awards.

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

Our directors are appointed at the annual general meeting of our shareholders and the term of office for each of the directors will expire at the close of our next annual shareholders meeting. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. Our Articles provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined by the CBCA.

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
•
annually reviewing with management our financial fraud risk assessment and the policies and practices adopted to mitigate risks;
•
annually reviewing and reassessing the adequacy of our audit committee charter;
•
meeting separately and periodically with management and the independent auditors;
•
reviewing management's approach and process to identify, assess and manage material cybersecurity risks and reviewing our cybersecurity-related disclosures in our annual filings; and
•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D. Employees

As of December 31, 2025, we had 13 full time employees in Canada and 3 part time employees in Canada. We may from time to time rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

E. Share Ownership

Information regarding the ownership of our common shares by our directors and executive officers is set forth in "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders".

F. Disclosure of registrant's action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table indicates information as of March 18, 2026, regarding the beneficial ownership of our common shares for:

•
each person who is known by us to beneficially own 5% or more of our common shares;
•
each executive officer;
•
each of our directors; and
•
all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of March 18, 2026. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address for our directors and executive officers is c/o Gold Royalty Corp., 1188 W. Georgia Street, Suite 1830, Vancouver, BC V6E 4A2.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Outstanding(2)
Executive Officers and Directors:
David Garofalo	2,609,958	(3)	1.13%
John W. Griffith	1,047,698	(4)	*
Samuel Mah	726,959	(5)	*
Warren Gilman	2,252,310	(6)	*
Ken Robertson	227,628	(7)	*
Alan Hair	378,717	(8)	*
Karri Howlett	154,498	(9)	*
Angela Johnson	114,190	(10)	*
Andrew Gubbels	669,791	(11)	*
Alastair Still	462,702	(12)	*

All Executive Officers and Directors as a Group (ten persons)	8,644,451		3.75%
5% Shareholders
GoldMining Inc.	21,533,125	(13)	9.33%
Queens Road Capital Investment Ltd.	16,090,281	(14)	6.97%
Tether Investments, S.A. de C.V.	30,300,000	(15)	13.13%

* Less than one percent

__________

Notes:

(1)
Unless otherwise indicated, each executive officer and shareholder listed herein is both the record holder and beneficial owner of the shares listed opposite his, her or its name herein.
(2)
On the basis of 230,792,200 common shares outstanding as of March 18, 2026.
(3)
Consists of 786,321 common shares, options to purchase 1,765,497 common shares and warrants to purchase 58,140 common shares. Does not include 314,328 unvested RSUs.
(4)
Consists of 214,588 common shares and options to purchase 833,110 common shares. Does not include 148,361 unvested RSUs.
(5)
Consists of 146,465 common shares and options to purchase 580,494 common shares. Does not include 125,863 unvested RSUs.
(6)
Consists of 1,395,894 common shares, options to purchase 275,020 common shares and warrants to purchase 581,396 common shares. Does not include 120,821 unvested RSUs.
(7)
Consists of 98,486 common shares, options to purchase 117,514 common shares and warrants to purchase 11,628 common shares. Does not include 103,561 unvested RSUs.
(8)
Consists of 203,063 common shares, options to purchase 117,514 common shares and warrants to purchase 58,140 common shares. Does not include 103,561 unvested RSUs.
(9)
Consists of 136,984 common shares, options to purchase 17,514 common shares. Does not include 103,561 unvested RSUs.
(10)
Consists of 102,562 common shares and warrants to purchase 11,628 common shares. Does not include 120,562 unvested RSUs.
(11)
Consists of 158,762 common shares, options to purchase 496,494 common shares and warrants to purchase 29,070 common shares. Does not include 148,361 unvested RSUs.
(12)
Consists of 93,637 common shares and options to purchase 369,065 common shares. Does not include 65,631 unvested RSUs.
(13)
Based on a Form 13G filed by GoldMining on February 5, 2024.
(14)
Based on Form 13G/A filed by QRC dated November 14, 2024, and consists of 300,808 common shares beneficially owned and an additional 15,789,473 common shares that the reporting person has a right to acquire upon conversion of Debentures held by them.
(15)
Based on the early warning report filed by Tether Investments, S.A. de C.V. on February 17, 2026.

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

GoldMining's percentage ownership has been reduced in the three years ended December 31, 2025, primarily as a result of dilution from shares issued by us to others under offerings and acquisitions. GoldMining's ownership was reduced from approximately 14.7% in March 2023 to 9.33% as of March 18, 2026.

QRC has been included in the above table as a 5% or greater shareholder based on a Form 13G filed by it, disclosing total beneficial ownership of 16,430,855 common shares, which includes the rights under the Debentures held by it to acquire 15,789,474 of such shares. The Debentures were acquired by QRC upon the closing of a private placement offering of debentures completed in December 2023.

Tether Investments, S.A. de C.V. has been included in the above table as a 5% or greater shareholder based on an early warning report filed by it, disclosing total beneficial ownership of 30,300,000 common shares. Based on such disclosure, Tether Investments Fund, S.A. de C.V.'s ownership increased as a result of a series of open market purchases from nil in March 2023 to 13.13% as of March 18, 2026.

Record Holders

As of March 18, 2026, 230,792,200 of our common shares were issued and outstanding. To our knowledge, approximately 27.74% of our total outstanding common shares were held by 21 record holders in the United States.

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

B. Significant Changes

A discussion of significant changes since December 31, 2025, is provided under "Item 5. – Operating and Financial Review and Prospects" and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares and common share purchase warrants are listed on the NYSE American under the symbol "GROY" and "GROY.WS", respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares and common share purchase warrants are listed on the NYSE American under the symbol "GROY" and "GROY.WS", respectively. There can be no assurance that our common shares and common share purchase warrants will remain listed on the NYSE American.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Gold Royalty was incorporated on June 23, 2020, under the CBCA and is registered with Corporations Canada under corporation number 1623579-4. The following description of the material terms of our Articles, our by-laws and authorized share capital is a summary and does not purport to be complete. It should be read in conjunction with our Articles, attached as Exhibit 1.1 and our by-laws attached at Exhibits 1.2 and 1.3 and certain sections of the CBCA.

Since we are governed by the laws of Canada, some of the laws affecting our shareholders differ from those of the United States. See "Item 3. Key Information – D. Risk Factors - We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control". We have adopted a shareholder rights plan, which may affect the rights of our shareholders. See " Item 3. Key Information – D. Risk Factors – Our shareholder rights plan and certain Canadian laws could delay or deter a change of control."

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

Forum Selection

The bylaws include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and appellate Courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other of our employees; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the Articles or bylaws; or (iv) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection bylaw also provides that its securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the bylaws. To the fullest extent permitted by law, our forum selection provision will apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

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

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2026, this amount is C$1.452 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is C$2.179 billion for 2026); each January 1 both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

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

Change in Control

Our Bylaws do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of Gold Royalty. However, we have a shareholder rights plan in place which could act as a deterrent to acquire control of the Company. See "– Shareholder Rights Plan" below.

Shareholder Rights Plan

On November 5, 2025, our Board approved the shareholder rights plan (the "Rights Plan") as set forth in the Shareholder Rights Plan Agreement, dated November 5, 2025 (the "Rights Plan Agreement"), subject to ratification by the shareholders of the Company. The purpose of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer or bid for the shares of the Company. At a meeting of shareholders of the Company to be held within the next twelve months (the "Meeting"), the shareholders of the Company are expected to vote to approve and ratify the Rights Plan and the issuance of one right (a

"Right") for each common share, no par value ("Common Share"), of the Company outstanding pursuant to the Rights Plan, which Common Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange.

The following is a summary of the principal terms of the Rights Plan. This summary is qualified in its entirety by the provisions of the Rights Plan, a copy of which is incorporated by reference as an exhibit to this Annual Report.

Effective Date and Term

The Rights Plan became effective on November 5, 2025, following approval by the Board on November 5, 2025. Under the terms of the Rights Plan, it will remain in effect for one year from adoption unless ratified by shareholders at a meeting held within twelve months, in which case it will continue for a three-year term from the date of shareholder ratification. All shareholders are permitted to vote on ratification and approval of the Rights Plan, other than those holders of Common Shares who are not Independent Shareholders (as defined below). If the Rights Plan is not ratified by Independent Shareholders at a meeting of shareholders of the Company to be held not more than twelve months following the date hereof, the Rights Plan will terminate.

Issue of Rights

One Right will be issued and will attach to each Common Share outstanding as of the close of business on November 17, 2025 (the "Record Time") and will attach to each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration or termination of the Rights Plan (the "Expiration Time").

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable ten trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, 15% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid") or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an "Acquiring Person") of 15% or more of the Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, constitutes a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of a Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void) will permit the purchase of that number of Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price. The Exercise Price is defined, for the period from and after the Separation Time, as an amount equal to three times the Market Price per Common Share determined as of the Separation Time. Under certain circumstances, shareholders may be determined to be Unrestricted Persons (as defined in the Rights Plan) in accordance with its terms, in which case the ownership threshold for a Separation Time or Flip-in Event will be deemed to be 20% or more of the Common Shares in place of 15%.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Lock-Up Agreements

A bidder may enter into lock-up agreements (each, a "Lock-up Agreement") with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Lock-up Bid") without triggering a Flip-in Event. Each Lock-up Agreement must be publicly disclosed and: (i) permit the shareholder to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another take-over bid or support another transaction that provides a greater price or value to the shareholder than the Lock-up Bid; and (ii) permit the shareholder to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another take-over bid or to support another transaction that offers a price or value for each Common Share that exceeds by at least a specified amount, which may not be greater than 5%. In addition, each Lock-up Agreement must provide that no “break-up” fees or other penalties exceeding, in the aggregate, the greater of: (i) 2% of the price or value of the consideration payable under the Lock-up Bid to such locked-up person; and (ii) 50% of the increase in the consideration resulting from another take-over bid transaction, shall be payable by the shareholder if the shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•
the take-over bid must be made to all holders of Common Shares, other than the person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a take-over bid (an "Offeror");
•
the take-over bid must contain an irrevocable and unqualified condition that no Common Shares will be taken up or paid for:
o
prior to the close of business on a date which is not less than 105 days following the date of the take-over bid or such shorter minimum period as determined in accordance with NI 62-104 – Take-Over Bids and Issuer Bids ("NI 62-104");
o
must remain open; and unless on such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;
•
the securities may be deposited to the take-over bid at any time during the period in which the take-over bid must remain open in accordance with NI 62-104, and any securities deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and
•
if more than 50% of the Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than ten days from the date of such public announcement.

"Independent Shareholders" is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person, any Offeror, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Registrant unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a take-over bid, in which case such plan or trust shall be considered to be an Independent Shareholder.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Registrant made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith, may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its beneficial ownership such that it is no longer an Acquiring Person. The Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event. The Board may, at its sole discretion, terminate or amend the Rights Plan prior to shareholder ratification.

Redemption

The Board, with prior written consent of the holders of Common Shares or the holders of Rights, at any time prior to the occurrence of a Flip-in Event, may redeem all of the outstanding Rights at a price of C$0.0001 each.

Amendments

The Board may amend the Rights Plan with the prior consent of the holders of Common Shares (or holders of Rights if the Separation Time has occurred). The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error of which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder. Notwithstanding the foregoing, the Board may, at its sole discretion, amend the Rights Plan in any way prior to shareholder ratification.

Other

Provisions as to the modification, amendment or variation of rights and provisions of each class of shares are contained in the CBCA and the regulations promulgated thereunder. Certain fundamental changes to the Articles will require the approval of at least two-thirds of the votes cast on a resolution submitted to a special meeting of our shareholders called for the purpose of considering the resolution. These items include: (i) certain amendments to the provisions relating to our outstanding capital; (ii) a sale of all or substantially all of our assets; (iii) an amalgamation of the Company with another company, other than a subsidiary; (iv) a winding-up of the Company; (v) a continuance of the Company into another jurisdiction; (vi) a statutory court approved arrangement under the CBCA (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.); or (vii) a change of name.

Under the CBCA, a corporation cannot repurchase its shares or pay or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due; or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of: (i) its liabilities; and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share unless the stated capital has been adjusted in accordance with the CBCA.

There is no bylaw provision governing the ownership threshold above which shareholder ownership must be disclosed. However, there are disclosure requirements pursuant to applicable Canadian securities laws.

C. Material Contracts

The following summary of certain material provisions of each agreement referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreement.

On November 5, 2025, we entered into a Shareholders Rights Plan Agreement with TSX Trust Company, providing for our shareholder rights plan. See "Item 10. Additional Information – B. Memorandum and Articles of Association – Shareholder Rights Plan" for further information.

D. Exchange Controls and Other Limitations Affecting Security Holders

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our common shares, other than withholding tax requirements, as discussed below under "Item 10. Additional Information – E. Taxation – Certain Canadian Federal Income Tax Considerations".

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

See "Item 10. Additional Information – B. Memorandum and Articles of Association" for further information above.

E. Taxation

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the "Canadian Tax Act") generally applicable to the holding and disposing of our common shares (the "shares") by a beneficial owner of any such shares who, at all relevant times, for the purposes of the application of the Canadian Tax Act, (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm's length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a "derivative forward agreement", as that term is defined in the Canadian Tax Act; and (vi) holds the common shares as capital property (a "Non-Canadian Holder"). This summary does not apply to a Non-Canadian Holder that is an "authorized foreign bank" within the meaning of the Canadian Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

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

Dividends

Dividends paid or credited on the shares or deemed to be paid or credited on the shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5%, if the Non-Canadian Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting shares of the Company). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder's account. Non-Canadian Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company ("PFIC"), for any taxable year in which either (i) at least 75% of its gross income is "passive income" (the "PFIC income test") or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the "PFIC asset test"). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, short-term investments, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We expect that we should be treated as a PFIC for the tax year ended December 31, 2025, and may continue to be treated as a PFIC in future years.

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

Our common shares will be marketable stock as long as they remain listed on the NYSE American and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

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

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. - E. Material Modifications to the Rights of Security Holders

Not applicable.

ITEM 15. Controls and Procedures.

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

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

Fiscal year ended December 31, 2024	$280,863
Fiscal year ended December 31, 2025	$260,451

Audit-Related Fees

The following sets forth additional aggregate fees to those reported under "Audit Fees" in the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended December 31, 2024	$-
Fiscal year ended December 31, 2025	$-

Audit-related fees are for services rendered by our auditors related to the performance of the audit of our financial statements and are not reported under the category "Audit Fees" above.

Tax Fees

The following sets forth the aggregate fees billed in the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended December 31, 2024	$-
Fiscal year ended December 31, 2025	$-

Tax fees were for tax advisory services.

All Other Fees

The following sets forth the aggregate fees billed in the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2024	$-
Fiscal year ended December 31, 2025	$-

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

We implement various training programs periodically to ensure that our employees and other personnel comply with internal processes and to enhance their cybersecurity awareness. Members of our board of directors and management overseeing our information security risk management approach are provided with opportunities for continuing education in cybersecurity and evolving cybersecurity risks in order to better understand and evaluate our preparedness.

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

Management is required to report to the Audit Committee on our strategy, risks, metrics and operations relating to cybersecurity and information security matters. Management is responsible for ensuring that personnel are provided with adequate resources and trainings to fully understand the guidelines and expectations for cybersecurity. Members of our management team may be asked by our chief financial officer to assist with IT security investigations in the event of a breach of our Cybersecurity Policy. Upon becoming aware of a potential violation of our policy or a breach of cybersecurity, the member of management must immediately document the violation and request that the individual surrender possession of any devices that may have suffered a security breach. Any member of management who is unaware of the best course of action in dealing with an IT-related matter is required to contact our third-party IT representative.

All of our employees, consultants and contractors are encouraged to exercise professional judgement in using computing devices and network resources connected to the Cyberspace and are strictly prohibited from certain acts enumerated in our Cybersecurity Policy including, among other things, access for non-business purposes, disabling our security features and requirements, exporting information or technologies without consent and password sharing.

Violations or breaches of our Cybersecurity Policy or the associated schedules, standards or guidelines may result in suspension and/or discipline up to and including termination, in addition to administrative sanctions or legal actions.

Part III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Articles of Amendment, as presently in effect

1.2	Amended and Restated By-law No. 1 (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

1.3	By-law No.2 (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1 filed with the SEC on January 12, 2021)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

2.2	Specimen common share certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1/A filed with the SEC on February 22, 2021)

2.3	Form of Warrant (incorporated by reference to Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 31, 2024)

2.4

Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.2 to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 31, 2024)

2.5*	Form of Shareholder Rights Plan Agreement

2.6*	Form of Rights Certificate

4.1#	Executive Employment Agreement with David Garofalo, dated January 1, 2022 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F filed with the SEC on December 27, 2022)

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

Gold Royalty Corp.

March 18, 2026	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

GOLD ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Royalty Corp. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Vancouver, Canada March 18, 2026

We have served as the Company’s auditor since 2020.

F-1

Gold Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in thousands of United States dollars unless otherwise stated)

		As at
		December 31, 2025	December 31, 2024
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		12,407	2,267
Short-term investments		1,548	214
Accounts receivable		2,741	1,663
Prepaids and other receivables		5,850	1,727
		22,546	5,871

Non-current assets
Royalties, streaming and other mineral interests	4	786,736	717,780
Long-term investments	5	2,486	1,390
Investment in associate		—	1,495
Gold-linked loan	6	10,826	10,739
Other long-term assets		162	240
		800,210	731,644

		822,756	737,515

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		4,618	3,859
		4,618	3,859

Non-current liabilities
Non-current portion of lease obligation		101	181
Bank loan	7	—	24,920
Convertible debentures	8	—	24,898
Embedded derivative	9	—	1,309
Deferred income tax liability	10	118,842	124,045
		118,943	175,353

		123,561	179,212

Equity
Issued Capital	11	752,241	595,811
Reserves	11	23,998	35,684
Accumulated deficit		(77,357)	(73,227)
Accumulated other comprehensive income		313	35
		699,195	558,303

		822,756	737,515

Subsequent events (Note 18)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of United States dollars unless otherwise stated)

		For the year ended
		December 31, 2025	December 31, 2024	December 31, 2023
	Notes	($)	($)	($)
Revenue
Revenue	12	15,610	10,103	3,048
Cost of sales
Cost of sales excluding depletion	4	(1,020)	(268)	—
Depletion	4	(2,658)	(3,204)	(943)
Gross profit		11,932	6,631	2,105

Other operating income (expenses)
General and administrative costs	13	(7,406)	(8,256)	(7,595)
Project evaluation costs	13	(78)	(47)	(479)
Share of (loss) gain in associate		(80)	(64)	172
Dilution (loss) gain in associate		(73)	9	12
Share-based compensation		(2,754)	(2,338)	(2,806)
Impairments of royalties	4	—	—	(22,379)
Operating profit (loss) for the year		1,541	(4,065)	(30,970)

Other items
Change in fair value of derivative liabilities		—	—	242
Change in fair value of gold-linked loan	6	1,685	1,681	172
Change in fair value of short-term investments		548	38	(264)
Change in fair value of embedded derivative	9	483	612	30
Foreign exchange gain (loss)		34	(14)	(132)
Finance costs	14	(8,266)	(8,043)	(1,839)
Partial make-whole payment for redemption of convertible debentures	8	(4,222)	—	—
(Loss) gain on loan modification	7	(240)	310	(249)
Other income	4	4,102	96	121
Net loss before income taxes for the year		(4,335)	(9,385)	(32,889)
Current tax expense	10	(323)	(506)	(50)
Deferred tax recovery	10	528	6,480	6,183
Net loss after income taxes for the year		(4,130)	(3,411)	(26,756)

Other comprehensive income (loss)
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		141	(328)	38
Reclassification of cumulative foreign currency translation differences to net income		137	—	—
Total comprehensive loss for the year		(3,852)	(3,739)	(26,718)

Net loss per share, basic and diluted		(0.02)	(0.02)	(0.18)

Weighted average number of common shares outstanding, basic and diluted		174,986,972	159,516,299	144,729,662

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2022		143,913,069	551,074	22,420	(40,168)	325	533,651
GRC Shares issued upon vesting of RSUs	11	257,489	826	(826)	—	—	—
GRC Shares issued upon exercise of share options	11	332,298	1,991	(1,823)	—	—	168
GRC Shares issued to acquire royalties	11	496,785	748	—	—	—	748
GRC Shares issued for marketing services	11	10,000	22	—	—	—	22
Share-based compensation - share options	11	—	—	1,405	—	—	1,405
Share-based compensation - RSUs	11	—	—	1,318	—	—	1,318
At-the-Market offering:
Common shares issued to for cash	11	496,438	1,254	—	—	—	1,254
Agent fees	11	—	(31)	—	—	—	(31)
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	8	—	—	12,270	—	—	12,270
Transaction fees and issuance costs	8	—	—	(538)	—	—	(538)
Net loss for the year		—	—	—	(26,756)	—	(26,756)
Dividends	11	—	—	—	(2,599)	—	(2,599)
Dividends - Dividend Reinvestment Plan	11	162,967	293	—	(293)	—	—
Total other comprehensive income		—	—	—	—	38	38
Balance at December 31, 2023		145,669,046	556,177	34,226	(69,816)	363	520,950
GRC Shares issued upon vesting of RSUs	11	738,244	1,551	(1,551)	—	—	—
GRC Shares issued for interest payment of convertible debentures	11	786,638	1,150	—	—	—	1,150
Marketing services:							—
GRC Shares issued	11	22,000	31	—	—	—	31
Deferred tax expense recognized	11	—	(8)	—	—	—	(8)
GRC Shares issued upon exercise of share options	11	23,919	301	(301)	—	—	—
Share-based compensation - share options	11	—	—	434	—	—	434
Share-based compensation - RSUs	11	—	—	1,873	—	—	1,873
Streaming interest acquisition:
GRC Shares issued to acquire streaming interest	11	2,906,977	5,000	—	—	—	5,000
Issuance cost	11	—	(61)	—	—	—	(61)
Deferred tax recovery recognized	11	—	17	—	—	—	17
Bought deal offering:
GRC Shares and GRC Warrants issued for cash	11	20,058,300	33,497	1,003	—	—	34,500
Issuance cost	11	—	(2,524)	—	—	—	(2,524)
Deferred tax recovery recognized	11	—	680	—	—	—	680
Net loss for the year		—	—	—	(3,411)	—	(3,411)
Total other comprehensive loss		—	—	—	—	(328)	(328)
Balance at December 31, 2024		170,205,124	595,811	35,684	(73,227)	35	558,303
GRC Shares issued upon vesting of RSUs	11	1,161,251	2,092	(2,092)	—	—	—
GRC Shares issued upon exercise of share options	11	99,534	299	(138)	—	—	161
GRC Shares issued upon exercise of common shares purchase warrants	11	3,403,310	8,518	(478)	—	—	8,040
Share-based compensation - share options	11	—	—	947	—	—	947
Share-based compensation - RSUs	11	—	—	1,807	—	—	1,807
Convertible debentures:
GRC Shares issued for redemption and conversion, net of taxes	11	22,857,142	42,849	(11,732)	—	—	31,117
GRC Shares issued for partial make-whole payment	11	352,831	1,267	—	—	—	1,267
GRC Shares issued for interest payment	11	576,265	1,183	—	—	—	1,183
Bought deal offering:
GRC Shares issued for cash	11	25,875,000	103,500	—	—	—	103,500
Issuance cost	11	—	(4,489)	—	—	—	(4,489)
Deferred tax recovery recognized	11	—	1,211	—	—	—	1,211
Net loss for the year		—	—	—	(4,130)	—	(4,130)
Total other comprehensive income		—	—	—	—	278	278
Balance at December 31, 2025		224,530,457	752,241	23,998	(77,357)	313	699,195

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars unless otherwise stated)

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	($)	($)	($)
Operating activities
Net loss for the year	(4,130)	(3,411)	(26,756)
Items not involving cash:
Depreciation	78	79	70
Depletion	2,658	3,204	943
Finance costs	8,266	8,043	1,839
Partial make-whole payment for redemption of convertible debentures	4,222	—	—
Other income	(4,102)	(81)	(70)
Share-based compensation	2,754	2,338	2,806
Change in fair value of short-term investments	(548)	(38)	264
Change in fair value of derivative liabilities	—	—	(242)
Change in fair value of embedded derivative	(483)	(612)	(30)
Loss (gain) on loan modification	240	(310)	249
Change in fair value of gold-linked loan	(1,685)	(1,681)	(172)
Impairments of royalties	—	—	22,379
Share of loss (gain) in associate	80	64	(172)
Dilution (gain) loss in associate	73	(9)	(12)
Deferred tax recovery	(528)	(6,480)	(6,183)
Unrealized foreign exchange loss	(213)	95	38
Operating cash flows before movements in working capital	6,682	1,201	(5,049)
Net changes in non-cash working capital items:
Accounts receivables	(1,078)	(746)	(248)
Interest income credited against gold-linked loan	1,598	1,081	33
Prepaids and other receivables	(1,783)	793	(1,681)
Accounts payable and accrued liabilities	751	214	69
Cash provided by (used in) operating activities	6,170	2,543	(6,876)

Investing activities
Interest received	58	81	36
Dividend received	—	—	34
Investment in royalties, streaming and other mineral interests	(72,960)	(46,098)	(28,701)
Investment in gold-linked loan	—	—	(10,000)
Investment in long-term investment	(27)	—	—
Proceeds on disposition of short-term investments	20	174	3,308
Proceeds on disposition of royalties, streaming and other mineral interests	3,250	112	—
Proceeds on partial disposition of investment in associate	438	—	—
Land agreements proceeds credited against other mineral interests	561	1,663	1,835
Cash used in investing activities	(68,660)	(44,068)	(33,488)

Financing activities
Proceeds from issuance of common shares	107,212	31,976	1,391
Net proceeds from bank loan (payment of principal and bank transaction costs)	(26,194)	14,624	(161)
Proceeds from convertible debentures, net of issuance costs	—	—	38,520
Partial make-whole payment for redemption of convertible debentures	(2,955)	—	—
Interest paid	(5,228)	(4,161)	(1,115)
Payment of lease obligations	(94)	(90)	(76)
Dividends paid	—	—	(2,599)
Settlement of offsetting put and call options	(111)	—	—
Cash provided by financing activities	72,630	42,349	35,960

Net increase (decrease) in cash	10,140	824	(4,404)
Cash and cash equivalents
Beginning of year	2,267	1,443	5,847
End of year	12,407	2,267	1,443

The accompanying notes are an integral part of these consolidated financial statements

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. ("GRC" or the "Company") is a company incorporated in Canada on June 23, 2020, and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalties, streaming and similar interests. The registered office of the Company is located at 2200-1021 West Hastings Street, Vancouver, BC, V6C 0C3, Canada. The principal address of the Company is located at 1830-1188 West Georgia Street, Vancouver, BC, V6E 4A2, Canada.

The Company's common shares (the "GRC Shares") and common share purchase warrants ("GRC Warrants") are listed on the NYSE American under the symbols "GROY" and "GROY.WS", respectively.

2. Basis of preparation and Material accounting policies

2.1 Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). These consolidated financial statements were authorized for issue by the Company's board of directors on March 18, 2026.

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

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	December 31, 2025	December 31, 2024
Ely Gold Royalties Inc.	Canada	U.S. dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
Gold Royalty Holdings Ltd.	Canada	U.S. dollar	100%	100%
Groyco Mex, S.A. de C.V.	Mexico	U.S. dollar	100%	100%

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

Royalties, streaming and other mineral interests (continued)

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

Investment in associate

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

Income taxes (continued)

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

The initial fair value of the liability portion of the convertible debentures was determined using a market interest rate for an equivalent non-convertible debt at the issue date. The liability excluding the embedded derivative is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the debentures. The embedded derivatives are measured at FVTPL. The remainder of the proceeds is allocated to the conversion option and recognized in equity, net of income taxes, and not subsequently remeasured.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

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

3. IFRS Pronouncements

3.1 Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, to respond to recent questions arising in practice. These amendments:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

•
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•
add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance targets); and
•
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments to IFRS 9 and IFRS 7 will be effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted.

The Company has not yet decided whether – and, if so, to what extent – it will elect to derecognize financial liabilities before the settlement date where they are settled in cash using an electronic cash transfer system eligible for this election. The Company is currently assessing whether the election should be applied to any of its electronic transfer payment systems.

3.2 IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 in response to investors' concerns about comparability and transparency of entities' performance reporting. The new presentation requirements introduced in IFRS 18 will increase comparability of the financial performance of similar entities, especially related to how "operating profit or loss" is defined. The new disclosure requirements for "management-defined performance measures" will enhance transparency. IFRS 18 is effective from 1 January 2027 and has not yet been adopted by the Company.

Management is in the process of determining the impact on the Company of applying IFRS 18. The Company has prepared a transition plan and is on track to report its first IFRS 18-compliant interim financial statements for the three months ending March 31, 2027 and annual financial statements for the year ending December 31, 2027.

4. Royalties, streaming and other mineral interests

	Streams on Production Stage Assets ($)	Royalties on Production Stage Assets ($)	Royalties on Development Stage Assets ($)	Royalties on Exploration and Resource Stage Assets ($)	Other mineral interests ($)	Total ($)
Balance at December 31, 2023	—	308,330	143,672	202,851	16,869	671,722
Additions	50,884	—	—	—	153	51,037
Disposal	—	—	—	—	(112)	(112)
Depletion	(314)	(2,890)	—	—	—	(3,204)
Land agreement proceeds	—	—	—	—	(1,663)	(1,663)
Transfers	—	16,132	(16,132)	—	—	—
Balance at December 31, 2024	50,570	321,572	127,540	202,851	15,247	717,780
Additions	—	70,651	—	2,251	58	72,960
Disposal	—	—	—	(785)	—	(785)
Depletion	(1,625)	(1,033)	—	—	—	(2,658)
Land agreement proceeds	—	—	—	—	(561)	(561)
Transfers	—	21,250	(21,250)	4,134	(4,134)	—
Balance at December 31, 2025	48,945	412,440	106,290	208,451	10,610	786,736

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

4. Royalties, streaming and other mineral interests (continued)

Borborema Mine commenced production

During the year ended December 31, 2025, Aura Minerals Inc.'s Borborema Mine commenced production, and its carrying value of $21,250 was transferred from royalties on development stage assets to royalties on production stage assets.

Pilot Mountain Disposal

On October 23, 2025, the Company disposed of its 2% Gross Revenue Royalty related to the Pilot Mountain tungsten project located in Nevada, USA, for total consideration of $4,750, to Apex Royalties Limited ("Apex"). The consideration received consisted of $3,250 in cash, $1,000 in common shares of Apex, and a further $500 in cash due on December 15, 2026. The royalty asset had a carrying value of $785 at the time of disposal, resulting in a gain on disposal of $3,965 recorded in other income in the consolidated statements of comprehensive loss for the year ended December 31, 2025.

Garrison Royalty Acquisition

On March 7, 2025, the Company acquired a 1.2% NSR royalty with respect to the Garrison Project, located near Timmins, Ontario and operated by STLLR Gold Inc. from certain third-party vendors at a consideration of $1,948 (C$2,800). Transaction costs amounting to $298 were recorded as part of the carrying value of the Garrison Royalty.

Pedra Branca Royalty Acquisition

On December 12, 2025, the Company acquired from BlackRock World Mining Trust plc an existing royalty ("Pedra Branca Royalty") on the Pedra Branca mine, an operating copper and gold mine located in Brazil and operated by a subsidiary of BHP Group Limited, at a consideration of $70,000 settled in cash. The Pedra Branca Royalty consists of a 25% NSR on gold and a 2% NSR on copper and other products produced from the Pedra Branca mine, comprising the Pedra Branca West and Pedra Branca East areas, and the former Antas North mine which has been fully depleted. Transaction costs amounting to $651 were recorded as part of the carrying value of the Pedra Branca Royalty.

Land Agreement Proceeds

During the year ended December 31, 2025, the Company received land agreement proceeds that were credited against other mineral interests, which related to its royalty generator model of $561 (2024: $1,663).

Cost of sales excluding depletion

During the year ended December 31, 2025, the Company incurred copper streaming expenses, which are associated ongoing payments required to be made by the Company equal to 30% of the LME spot copper price of $967 (2024: $268), relating to the Vareš copper stream.

During the year ended December 31, 2025, the Company incurred net proceeds of minerals tax, which are applied to royalty revenue received from certain assets in Nevada, of $53 (2024: $nil).

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

4. Royalties, streaming and other mineral interests (continued)

Summary Of Select Royalties and Stream

The following is a summary of select royalties and a stream owned by the Company as of December 31, 2025:

Asset	Interest	Jurisdiction
Streams on Production Stage Assets:
Vareš Mine	100% Copper Stream	Bosnia and Herzegovina

Royalties on Production Stage Assets:
Borborema Mine	2.0% NSR	Rio Grande do Norte, Brazil
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (1)	1.0% NSR	Zacatecas, Mexico
Côté Gold Mine (1)	0.75% NSR	Ontario, Canada
Granite Creek Project	10% Net Profit Interest ("NPI")	Nevada, USA
Pedra Branca Mine	25.0% NSR (Au); 2.0% NSR (Cu)	Pará, Brazil

Royalties on Development Stage Assets:
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA

Royalties on Exploration and Resource Stage Assets:
Fenelon Gold Project	2.0% NSR	Québec, Canada
South Railroad Project (1)	0.44% NSR	Nevada, USA
Tonopah West	3.0% NSR	Nevada, USA
County Line	3.0% NSR	Nevada, USA

Note:

(1)
Royalty applies to only a portion of the property.

5. Long-term investments

As at December 31, 2025, long-term investments comprise a 12.5% equity interest in Prospector Royalty Corp. ("PRC") of $1,486 (C$2,038) (2024: $1,390 (C$2,000)), a private company providing preferred access to a proprietary and digitized royalty database. The arrangement includes a royalty referral and granting opportunities to acquire certain royalties identified by PRC.

As at December 31, 2025, long-term investments also comprise a non-controlling equity interest in Apex of $1,000 (2024: $nil), a private mining royalty company. This equity interest was received as part of the consideration for the disposal of the Company's royalty on the Pilot Mountain tungsten project (note 4).

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

6. Gold-linked loan (continued)

As at December 31, 2025, the fair value of the loan has been estimated using a discounted cash-flow approach based on the following assumptions: risk-free interest rate of 3.46% (2024: 4.04%), calibrated credit spread of 2.65% (2024: 2.95%), estimated long-term gold price of $3,588 (2024: $2,148) per ounce and expected volatility of gold of 15.08% (2024: 14.88%). The Company recorded a fair value gain on the loan of $1,685 (2024: $1,681) in change in fair value of gold-linked loan in the consolidated statements of comprehensive loss for the year ended December 31, 2025.

($)
Balance at December 31, 2023	10,139
Interest income credited against gold-linked loan	(1,081)
Change in fair value during the year	1,681
Balance at December 31, 2024	10,739
Interest income credited against gold-linked loan	(1,598)
Change in fair value during the year	1,685
Balance at December 31, 2025	10,826

7. Bank loan

On February 24, 2025, the Company entered into an amended and restated credit agreement ("Credit Facility") with the Bank of Montreal and the National Bank of Canada to its existing credit facility. The amended and upsized Credit Facility bears a reduced interest rate based on SOFR plus a margin of 3.00%, reflecting a 100 basis points interest rate reduction. The amended Credit Facility consists of a $30,000 secured revolving credit line, with an accordion feature allowing for up to an additional $45,000 in availability, subject to certain conditions, for a total of $75,000 of available capacity. The maturity date of the Credit Facility has been extended from March 31, 2027, to March 31, 2028.

On November 25, 2025, the Company further entered into an amendment agreement ("Amended Credit Facility") with the Bank of Montreal and the National Bank of Canada to its Credit Facility. The Amended Credit Facility bears an interest rate based on SOFR plus applicable margin ranging from 2.50% to 3.50% based on the Company's leverage ratio. The Amended Credit Facility consists of a $75,000 secured revolving credit line, with an accordion feature allowing for up to an additional $25,000 in availability, subject to certain conditions, for a total of $100,000 of available capacity. The maturity date of the Credit Facility has been further extended from March 31, 2028, to November 19, 2028.

During the year ended December 31, 2025, the outstanding principal amount has been fully repaid by the Company. The following outlines the movement of the bank loan from December 31, 2023, to December 31, 2025:

($)
Balance at December 31, 2023	10,031
Additional draw-down	15,000
Less: transaction costs and fees	(376)
Modification adjustment	(310)
Interest expense	2,053
Interest paid	(1,478)
Balance at December 31, 2024	24,920
Additional draw-down	2,000
Repayment	(27,287)
Less: transaction costs and fees	(907)
Modification adjustment	240
Interest expense	2,376
Interest paid	(2,466)
Reclassification of unamortized transaction costs to prepaids and other receivables	1,124
Balance at December 31, 2025	—

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

The Company would be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the Holders are entitled to convert all of the outstanding Debentures into GRC Shares at a conversion price of $1.75 (the "Redemption Option"). The Redemption Option is identified as an embedded derivative in accordance with IFRS 9 Financial Instruments and estimated at $1,951 on the issuance (Note 9).

The Debentures would be convertible at the holder's option into GRC Shares at a conversion price of $1.90 (the "Conversion Option"). As the number of GRC Shares to be issued under the Conversion Option is determined as the converted amount of the Debentures divided by the fixed conversion price of $1.90, the Conversion Option was accounted for separately as equity instruments in accordance with IAS 32 Financial Instruments: Presentation. The Conversion Option was recognized at the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component, in accordance with IFRS 9 Financial Instruments.

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

On November 25, 2025, the Company, with the consent of the Holders, entered into a supplemental indenture with the trustee under its existing Debentures allowing it to, among other things, exercise its existing redemption rights under their terms. Pursuant to the amendment, with the consent of the Holders, the Company amended the terms of the Debenture to allow it to exercise its Redemption Option immediately. In connection with the early redemption and the amendment to the Debentures, the Holders received a partial make-whole payment equal to the interest that would be payable on the Debentures until December 15, 2026, which was satisfied by the Company on the same basis as prior interest payments under the Debentures by paying 70% in cash and 30% in common shares at a price of $3.59 per share, being equal to the 20-trading day VWAP of GRC Shares at the time of redemption.

As a result of the transaction, the Company issued a total of 23,288,896 GRC Shares, inclusive of 22,857,142 GRC Shares for the conversion of principal amount, 352,831 GRC Shares for the partial make-whole payment, and 78,923 GRC Shares for the settlement of interest accrued from the last interest payment date up to the date of redemption, to the Holders and the entire principal amount outstanding of the Debentures was eliminated.

The following outlines the movement of the Debentures from December 31, 2023 to December 31, 2025:

($)
Balance at December 31, 2023	22,763
Finance costs	5,968
Interest paid	(3,833)
Balance at December 31, 2024	24,898
Finance costs	5,874
Interest paid	(3,945)
Redemption	(26,827)
Balance at December 31, 2025	—

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

9. Embedded derivative (continued)

On November 25, 2025, the Company exercised the Redemption Option (Note 8) and the carrying amount of the embedded derivative was reclassified to issued capital.

The following outlines the movement of the embedded derivative from December 31, 2023, to December 31, 2025:

($)
Balance at December 31, 2023	1,921
Change in fair value during the year	(612)
Balance at December 31, 2024	1,309
Change in fair value during the year	(483)
Exercise of Redemption Option	(826)
Balance at December 31, 2025	—

10. Income taxes

The Company had no taxable profit for the years ended December 31, 2025, 2024 and 2023. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss is as follows:

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	($)	($)	($)
Net loss before income taxes	(4,335)	(9,385)	(32,889)
Canadian federal and provincial income tax rates	27%	27%	27%
Income tax recovery based on Canadian federal and provincial income tax rates	(1,170)	(2,534)	(8,880)

Reconciling items:
Difference in foreign tax rates	(67)	1,865	792
Change in deferred tax assets not recognized	338	(6,331)	1,319
Share-based compensation	744	631	758
Non-taxable dividends	—	—	(2)
Fair value change in warrant liability	—	—	(36)
Tax rate difference on fair value change in short-term investments	(24)	1	(2)
Permanent difference and others	(26)	394	(82)
	(205)	(5,974)	(6,133)

The significant components of deferred income tax assets and liabilities were as follows:

	As at
	December 31, 2025	December 31, 2024
	($)	($)
Deferred tax assets and (liabilities):
Non-capital losses	7,909	8,187
Financing fees	3,478	2,175
Other deferred tax assets	632	928
Restricted interest and financing expenses	3,493	1,138

Royalties, streaming and other mineral interests	(134,018)	(132,009)
Convertible debentures	—	(4,242)
Other deferred tax liabilities	(336)	(222)
	(118,842)	(124,045)

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

10. Income taxes (continued)

At December 31, 2025, and 2024, deductible temporary differences for which no deferred tax assets are recognized are below:

	As at
	December 31, 2025	December 31, 2024
	($)	($)
Deducted temporary differences not recognized:
Non-capital losses	1,306	936
Capital losses	1,296	937
Short-term investments	(136)	333
Other deferred tax assets	100	471
	2,566	2,677

The deferred tax assets have not been recognized in the consolidated financial statements, as the Company does not consider it probable that those assets will be realized in the future.

As of December 31, 2025, the Company had Canadian net operating loss carryforwards of $36,169 which expires between 2040 and 2044. As of December 31, 2025, there are U.S. net operating loss carryforwards of $1,900, of which $1,225 expires between 2034 and 2036 and the remainder may be carried forward indefinitely. As of December 31, 2025, there are Mexican net operating loss carryforwards of $1,000 which may be carried forward ten years.

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

On June 4, 2024, the Company issued 2,906,977 GRC Shares in satisfaction of the acquisition of the Vareš Copper Stream. The Company incurred issuance costs of $31 and recognized a corresponding deferred tax recovery of $8.

On May 31, 2024, the Company completed a public offering of units ("Unit") of the Company (the "2024 Offering"). Pursuant to the 2024 Offering, the Company issued, on a bought deal basis, 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of $1.72 per Unit for aggregate gross proceeds of $34,500 and incurred issuance costs of $2,264. A corresponding deferred tax recovery of $680 was recognized in connection with these issuance costs. Each Unit consists of one GRC Share and GRC Warrant. Each GRC Warrant is exercisable to acquire one GRC Share for a period of thirty-six months after closing at an exercise price of $2.25. The proceeds were used to fund the acquisition of the Vareš Copper Stream.

During the year ended December 31, 2024, the Company issued 22,000 GRC Shares to service providers for the provision of marketing services.

On December 11, 2025, the Company completed a public offering of common shares of the Company (the "2025 Offering"). Pursuant to the 2025 Offering, the Company issued, on a bought deal basis, 25,875,000 GRC Shares, including 3,375,000 GRC Shares pursuant to the full exercise of the over-allotment option, at a price of $4.00 per GRC Share for aggregate gross proceeds of $103,500 and incurred issuance costs of $4,489. A corresponding deferred tax recovery of $1,211 was recognized in connection with these issuance costs. The proceeds were used to fund the consideration for the acquisition of the Pedra Branca Royalty and pay down the entirety of the debt outstanding under the Credit Facility.

On November 25, 2025, the Company issued 22,857,142 GRC Shares for the conversion of principal amount of the Debentures and 352,831 GRC Shares for the partial make-whole payment to the Holders in connection with the redemption and conversion of the Debentures (Note 8).

During the year ended December 31, 2025, the Company issued 3,403,310 (2024: nil) GRC Shares in satisfaction of exercise of common share purchase warrants.

During the year ended December 31, 2025, the Company issued 1,837,050 (2024: 1,548,801) GRC Shares in satisfaction of vesting of RSUs, exercise of share options and Debentures interest payment.

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

11.3 Restricted Share Units

During the years ended December 31, 2025, 2024 and 2023, the Company recognized share-based compensation expense of $1,807, $1,873 and $1,318, respectively, related to the RSUs.

The following outlines the movements of the Company's RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at December 31, 2022	769,547	3.25
Granted	1,556,164	1.55
Vested	(257,489)	3.24
Forfeited	(3,102)	2.81
Balance at December 31, 2023	2,065,120	1.97
Granted	1,348,555	1.24
Vested	(738,244)	2.11
Forfeited	(95,156)	2.09
Balance at December 31, 2024	2,580,275	1.55
Granted	448,636	4.01
Vested	(1,184,225)	1.77
Forfeited	(2,350)	1.29
Balance at December 31, 2025	1,842,336	2.00

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

11.4 Dividends and Dividend Reinvestment Plan ("DRIP")

On January 18, 2022, the Company declared an inaugural quarterly cash dividend of $0.01 per common share. Dividend payments were suspended on July 31, 2023. No dividends were paid during the year ended December 31, 2025 and 2024. The Company paid a dividend of $2,892 during the year ended December 31, 2023.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Equity (continued)

11.5 Reserves

The following outlines the movements of the reserves related to the Company's common share purchase warrants, share options, RSUs and Debentures:

	Reserves
	Warrants	Share Based Awards	Convertible Debentures	Total
	($)	($)	($)	($)
Balance at December 31, 2022	8,292	14,128	—	22,420
Vesting of RSUs	—	(826)	—	(826)
Exercise of share options	—	(1,823)	—	(1,823)
Share-based compensation - share options	—	1,405	—	1,405
Share-based compensation - RSUs	—	1,318	—	1,318
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	—	—	12,270	12,270
Transaction fees and issuance costs	—	—	(538)	(538)
Balance at December 31, 2023	8,292	14,202	11,732	34,226
Vesting of RSUs	—	(1,551)	—	(1,551)
Exercise of share options	—	(301)	—	(301)
Share-based compensation - share options	—	434	—	434
Share-based compensation - RSUs	—	1,873	—	1,873
Bought deal offering - GRC Warrants issued for cash	1,003	—	—	1,003
Balance at December 31, 2024	9,295	14,657	11,732	35,684
Vesting of RSUs	—	(2,092)	—	(2,092)
Exercise of share options	—	(138)	—	(138)
Exercise of common share purchase warrants	(478)	—	—	(478)
Share-based compensation - share options	—	947	—	947
Share-based compensation - RSUs	—	1,807	—	1,807
Convertible debentures - redemption and conversion	—	—	(11,732)	(11,732)
Balance at December 31, 2025	8,817	15,181	—	23,998

Common Share Purchase Warrants

During the year ended September 30, 2021, the Company issued 15,946,732 common share purchase warrant ("Ely Warrants"). Each Ely Warrant is exercisable to acquire 0.2450 of a GRC Share plus C$0.0001. During the year ended December 31, 2025, 1,000,000 Ely Warrants with exercise price of C$1.31 per Ely Warrant were exercised, and the share price at the date of exercise was $4.16. As at December 31, 2025, all outstanding Ely Warrants expired.

As at December 31, 2025, there were 16,899,990 GRC Warrants outstanding with a weighted average remaining contractual life of 1.41 years. During the year ended December 31, 2025, 3,158,310 GRC Warrants were exercised and the weighted average share price at the date of exercise was $3.61.

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

During the years ended December 31, 2025, 2024 and 2023, the Company recognized share-based compensation expense of $947, $434 and $1,405, respectively, related to the share options.

The following outlines the movements of the Company's common share options:

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Equity (continued)

11.5 Reserves (continued)

Share Options (continued)

	Number of options	Weighted Average Exercise Price ($)
Balance at December 31, 2022	8,236,668	3.18
Granted	5,000	2.33
Exercised	(332,298)	1.04
Forfeited	(143,159)	1.04
Balance at December 31, 2023	7,766,211	3.31
Granted	2,094,450	1.24
Exercised	(25,544)	1.29
Forfeited	(111,342)	2.18
Balance at December 31, 2024	9,723,775	2.89
Granted	748,034	4.01
Exercised	(99,534)	1.68
Forfeited	(13,517)	2.46
Expired	(207,347)	2.40
Balance at December 31, 2025	10,151,411	2.99

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2025 was $3.45 (2024: $1.71).

During the year ended December 31, 2025, the Company granted 748,034 share options at an exercise price of $4.01 per share to officers and employees.

During the year ended December 31, 2024, the Company granted 2,094,450 share options at an exercise price of $1.24 per share to officers and employees.

During the year ended December 31, 2023, the Company granted 5,000 share options at an exercise price of $2.33 per share to an employee.

All of these share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The fair values of the share options granted during the years ended December 31, 2025, 2024 and 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Risk-free interest rate	3.53%	4.11%	4.55%
Expected life (years)	2.88	2.88	1.37
Expected volatility	51.57%	55.88%	41.83%
Expected dividend yield	0.00%	0.00%	1.72%
Estimated forfeiture rate	0.93%	0.83%	13.33%

As there was insufficient trading history of GRC Shares prior to the date of grant during the year ended December 31, 2023, the expected volatility for the year ended December 31, 2023 was based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

For the years ended, December 31, 2025 and 2024, sufficient trading history had accumulated to allow the Company to estimate expected volatility using its own historical share price data. Accordingly, the expected volatility assumptions for grants made were based primarily on the Company’s observed share price volatility over a period commensurate with the expected life of the awards.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

11. Equity (continued)

11.5 Reserves (continued)

Share Options (continued)

A summary of share options outstanding and exercisable as at December 31, 2025, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	3,755,405	1.28	2.47	3,232,025	1.28	2.23
2.00 to 2.99	2,283,455	2.58	1.92	2,283,455	2.58	1.92
3.00 to 3.99	17,514	3.06	1.39	17,514	3.06	1.39
4.00 to 4.99	1,590,037	4.46	2.73	1,029,012	4.71	1.51
5.00 and above	2,505,000	5.00	0.19	2,505,000	5.00	0.19
	10,151,411	2.99	1.82	9,067,006	3.03	1.50

12. Revenue

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	($)	($)	($)
Borborema	3,631	2,459	74
Borden	989	636	520
Canadian Malartic	218	1,855	709
Côté Gold	4,232	1,145	—
Cozamin	1,349	1,159	438
Vareš	3,224	893	—
Others	1,967	1,956	1,307
	15,610	10,103	3,048

For the years ended December 31, 2025, others consist of land agreement proceeds not credited against other mineral interests of $1,052 (2024: $523) and advance mineral royalty payment received of $581 (2024: $1,422).

For the year ended December 31, 2023, others consist of royalty income from the Isabella Pearl Mine, advance mineral royalty of $572 and land agreement proceeds not credited against other mineral interests of and $438.

During the year ended December 31, 2025, others also reflect the recognition of $326 in revenue in respect of royalties payable for prior periods after Nevada Select Royalty, Inc. received a favorable judgment in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding its per tonne royalty interest.

13. General and administrative expenses and project evaluations costs

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	($)	($)	($)
Corporate administrative costs	2,183	3,406	3,036
Employee costs	4,160	3,215	2,824
Professional fees	985	1,556	1,665
	7,328	8,177	7,525
Depreciation	78	79	70
	7,406	8,256	7,595

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

13. General and administrative expenses and project evaluations costs (continued)

During the years ended December 31, 2025, 2024 and 2023, included in project evaluation costs were corporate administrative costs of $6, $nil and $nil, respectively, and professional fees of $72, $47 and $479, respectively.

Reclassification of share-based compensation

The Company has reclassified the share-based compensation, previously presented as part of general and administrative costs in the consolidated financial statements for the year ended December 31, 2025 to share-based compensation. The reclassification is a presentation change within other operating income (expenses) and has no impact on consolidated statement of financial position, consolidated statement of changes in equity or consolidated statement of cash flows. The reclassification provides more relevant, reliable, comparable and understandable information on the Company's operating income (expenses) and better aligns with accepted industry practices. The following tables summarize the effect of the reclassification on the Company's previously reported consolidated statement of loss:

	As previously reported	Reclassification	As reported
For the year ended December 31, 2024	($)	($)	($)
General and administrative costs	10,594	(2,338)	8,256
Share-based compensation	—	2,338	2,338

	As previously reported	Reclassification	As reported
For the year ended December 31, 2023	($)	($)	($)
General and administrative costs	10,401	(2,806)	7,595
Share-based compensation	—	2,806	2,806

14. Finance costs

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	($)	($)	($)
Interest expense on bank loan	2,376	2,053	1,584
Interest expense on convertible debentures	3,823	4,207	173
Accretion of convertible debentures	2,051	1,761	62
Interest expense on lease liabilities	16	22	20
	8,266	8,043	1,839

15. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, and lease obligations.

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

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

15. Financial instruments (continued)

	As at December 31, 2025
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	1,548	—	—	1,548
Gold-linked loan	—	—	10,826	10,826
Financial assets at FVOCI
Long-term investments	—	—	2,486	2,486
	1,548	—	13,312	14,860

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	214	—	—	214
Gold-linked loan	—	—	10,739	10,739
Financial assets at FVOCI
Long-term investments	—	—	1,390	1,390
Financial liabilities at FVTPL
Embedded derivative	—	—	(1,309)	(1,309)
	214	—	10,820	11,034

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2025.

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

The Company's long-term investment is classified as Level 3 and measured based on data such as the price paid by arm's length parties in recent transactions.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Lease obligations are measured at amortized cost. The fair value of lease obligations approximate their carrying values as their interest rates are comparable to current market rates.

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

15.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, accounts receivable and gold-linked loan. The Company's bank balances are primarily held with a Schedule I chartered bank in Canada and its US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying amount of its accounts receivable and gold-linked loan. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

15. Financial instruments (continued)

15.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company's working capital (current assets less current liabilities) as at December 31, 2025, was $17,928 (2024: $2,012). The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty and streaming income to be received from mine operators. Royalties and streams are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the adequate liquidity to meet its obligations and to finance its planned activities.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	($)	($)	($)	($)	($)
Lease obligations	200	96	104	—	—

15.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company's cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and lease obligations are minimal.

15.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at December 31, 2025, a 10% change in the market price of these investments would have an impact of approximately $113 on net loss. The Company is not exposed to significant equity price risk related to its short-term investments.

15.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears a interest rate based on SOFR plus applicable margin ranging from 2.50% to 3.50% based on the Company's leverage ratio, and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the year ended December 31, 2025. The Company's lease obligations are determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the year ended December 31, 2025.

16. Related party transactions

16.1 Related Party Transactions

QRC, an entity whose Chief Executive Officer is also a director of the Company, subscribed for $30,000 principal amount of the Debentures in the Company's convertible debenture financing completed in December 2023. During the years ended December 31, 2025, 2024 and 2023, the Company incurred finance costs of $7,572, $4,476 and $176, respectively, under such Debentures held by QRC up to the redemption on November 25, 2025 (Note 8).

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2025, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

16. Related party transactions (continued)

16.2 Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing, and controlling the activities of an entity. Total management salaries and directors' fees incurred for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	($)	($)	($)
Management salaries	2,458	2,288	1,332
Directors' fees	198	209	332
Share-based compensation	2,002	1,713	1,701
	4,658	4,210	3,365

17. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalties, streaming and similar interests.

Revenue by geographical region

Revenue by geographical region, including revenues derived from the royalties, streaming and other mineral interests, are determined by the location of the mining operations giving rise to the royalties, streaming and other mineral interests. For the years ended December 31, 2025, 2024 and 2023, revenue was earned from the following jurisdictions:

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	($)	($)	($)
Revenue by geographical region:
Bosnia and Herzegovina	3,224	893	—
Canada	5,439	3,636	1,229
USA	1,967	1,957	1,307
Brazil	3,631	2,458	74
Mexico	1,349	1,159	438
	15,610	10,103	3,048

Non-current assets by geographical region

Except for the streaming interest located in Bosnia and Herzegovina and royalties on gold projects located in the USA, Brazil, Mexico, Colombia, Peru and Turkey, all of the Company's assets and liabilities are held in Canada. The following table summarizes the Company's non-current assets by geographical region, as at December 31, 2025 and December 31, 2024. Geographical regions of royalties, streaming and other mineral interests are determined by the location of the properties related to the royalties, streaming and other mineral interests.

	As at
	December 31, 2025	December 31, 2024
	($)	($)
Non-current assets by geographical region as of:
Bosnia and Herzegovina	48,944	50,572
Canada	439,715	438,717
USA	197,423	197,751
Brazil	102,728	31,990
Mexico	5,142	6,356
Colombia	4,527	4,527
Turkey	949	949
Peru	782	782
	800,210	731,644

Gold Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars unless otherwise stated)

18. Subsequent events

Acquisition of Additional Borborema Royalty

On January 14, 2026, the Company entered into an agreement to acquire a NSR (the "Additional Royalty") on the Borborema Mine from Dundee Corporation ("Dundee") for total consideration of $45,000, consisting of $30,000 in cash and the issuance of 3,571,429 new GRC Shares based on a 20-day VWAP of $4.20. The Additional Royalty rate is 1.5% of net smelter returns on the first 1.5 million ounces ("Moz") of payable gold production and 1.0% until 2.0 Moz of payable gold is produced, and thereafter, nil.

Taurus Mining Royalty Fund, L.P. ("Taurus") has notified the Company that it wishes to participate in this investment under the previously announced mutual cooperation agreement between the parties. Taurus intends to acquire an economic interest to one-half of the Additional Royalty acquired under the transaction for $22,500 in cash.

Settlement of Jerritt Canyon Dispute

On June 20, 2025, the U.S. District Court for the District of Nevada ruled in our favor that the operator of Jerritt Canyon Mine (the "Operator") was liable for per ton royalty payments under an existing license agreement. Following this judgement, Nevada Select Royalty, Inc. entered into a settlement agreement with the Operator for an aggregate $1,200 and the per ton royalty interest was legally terminated, effective February 2, 2026. Included in the gross settlement of $1,200 was $58 of royalties payable for prior periods, which was accrued as revenue and accounts receivables in prior years. The additional net settlement amount of $1,142 was recognized as other receivables in the Company's consolidated statement of financial position as of December 31, 2025, of which $326 was recognized as revenue in respect of royalties payable for prior periods, $362 was recognized as reduction to general and administrative costs in respect of professional fees recoverable incurred by Nevada Select Royalty, Inc., and $454 was recognized as other income in the Company's consolidated statement of loss for the year ended December 31, 2025.

Amendment of Credit Facility

On February 19, 2026, the Company further amended its existing Credit Facility pursuant to a seventh amendment agreement dated February 19, 2026. The Credit Facility now consists of a $125,000 secured revolving credit line, with an accordion feature allowing for up to an additional $25,000 in availability, subject to certain conditions, for a total maximum of $150,000. The maturity date for the Credit Facility remains unchanged from the sixth amendment. Under the amended Credit Facility, term benchmark advances will bear interest a rate equal to SOFR plus a margin of 2.25% to 3.25%, reflecting a 25-basis points interest rate reduction.